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INDEX TO THE FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 25, 2018

Registration No. 333-220408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Molino Cañuelas S.A.C.I.F.I.A.
(Exact name of Registrant as specified in its charter)

Cañuelas Mill S.A.C.I.F.I.A
(Translation of Registrant's name into English)

Republic of Argentina (State or other jurisdiction of incorporation or organization)	2040 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

John F. Kennedy 160, B1814BKD
Cañuelas, Province of Buenos Aires
Republic of Argentina
+54 (22) 2643-2885
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Tel: +1 (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marcelo A. Mottesi, Esq. Milbank, Tweed, Hadley & McCloy LLP 28 Liberty Street New York, New York 10005 (212) 530-5000	Juan Francisco Mendez, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, which we refer to as the Securities Act, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is an emerging growth company pursuant to the Jumpstart Our Business Startups Act of 2012. ☐

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(4)

Class B ordinary shares, AR$0.10 par value per share(3)	US$100,000,000	US$12,450

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.

(2)
Includes Class B ordinary shares which the underwriters may purchase to cover over-allotments, if any, and Class B ordinary shares which are to be offered outside the United States but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act.

(3)
The Class B ordinary shares may initially be represented by the registrant's American Depositary Shares, or ADSs, each of which represents three Class B ordinary shares, evidenced by American Depository Receipts, or ADRs, issuable upon deposit of Class B ordinary shares registered hereby, and that will be registered under a separate registration statement on Form F-6.

(4)
Filing fees of US$47,490.43 were previously paid, of which amount of US$35,040.43 remain available for offset in order to cover further increases in the Proposed Maximum Aggregate Offering Price.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2018

Molino Cañuelas S.A.C.I.F.I.A.

                    Class B Ordinary Shares
(Including Class B Ordinary Shares represented by American Depositary Shares)

          This is an initial public offering of the Class B ordinary shares of Molino Cañuelas S.A.C.I.F.I.A., a Sociedad Anónima Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria organized under the laws of Argentina. We and the selling shareholders named in this prospectus are offering                    Class B ordinary shares in a Global Offering (as defined below). Of the Class B ordinary shares being offered, we are selling                    Class B ordinary shares, which we refer to as the new Class B ordinary shares, and the selling shareholders are selling                    Class B ordinary shares, which we refer to as the selling shareholders Class B ordinary shares and, together with the new Class B ordinary shares, the Class B ordinary shares. We will not receive any proceeds from the sale of Class B ordinary shares by the selling shareholders.

                      American Depositary Shares, or ADSs, representing Class B ordinary shares will be offered in the United States of America and other countries outside of Argentina through the international underwriters named in this prospectus, which we refer to as the international offering. Each ADS represents three Class B ordinary shares. We and the selling shareholders are concurrently offering Class B ordinary shares in Argentina through the Argentine placement agents under a Spanish-language offering document, which we refer to as the Argentine offering. We refer to the international offering and the Argentine offering together as the Global Offering. The total number of Class B ordinary shares in the international offering and the Argentine offering is subject to reallocation between these offerings. The closing of the international offering and the Argentine offering will be conditioned upon one another.

          We expect that the offering price for the international offering will be between US$          and US$          per ADS (equivalent to AR$          and AR$          per Class B ordinary share, based on the venta de divisas exchange rate of AR$          : US$1.00 reported by the Banco de la Nación Argentina on                    , 2018).

          Prior to the Global Offering, there has been no public market for our Class B ordinary shares or the ADSs. We have applied to list the ADSs on the New York Stock Exchange, which we refer to as the NYSE, under the symbol "MOLC". Further, we have applied to list and trade our Class B ordinary shares in Argentina on the Bolsas y Mercados Argentinos S.A., or BYMA under the symbol "MOLC".

          We have granted to the international underwriters the right for a period of 30 days to purchase a maximum of                    additional ADSs, representing                     Class B ordinary shares, at the public offering price paid by investors, less underwriting discounts and commissions, to cover over-allotments, if any.

          Investing in our Class B ordinary shares and the ADSs involves risks. See "Risk Factors" beginning on page 33.

	Per Class B Ordinary Share	Per ADS	Total

Public offering price	US$	US$	US$

Underwriting discounts and commissions(1)	US$	US$	US$

Proceeds, before expenses, to Molino Cañuelas S.A.C.I.F.I.A.	US$	US$	US$

Proceeds, before expenses, to the selling shareholders	US$	US$	US$

(1)
See "Underwriting" beginning on page 315 for additional information regarding underwriting compensation.

          Delivery of the ADSs is expected to be made on or about                        , 2018, or the Delivery Date, through the book-entry facilities of The Depository Trust Company.

          The public offering of our Class B ordinary shares in Argentina will be registered with the Argentine Securities Commission (Comisión Nacional de Valores), which we refer to as the CNV. Neither the U.S. Securities and Exchange Commission, which we refer to as the SEC, nor any U.S. state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Global Coordinators
BofA Merrill Lynch	J.P. Morgan	UBS Investment Bank

Joint Bookrunners
HSBC	Itaú BBA

The date of this prospectus is                        , 2018.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document.

        The distribution of this prospectus and the Global Offering and sale of the Class B ordinary shares and the ADSs in certain jurisdictions may be restricted by law. We, the selling shareholders and the international underwriters require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions. This prospectus does not constitute an offer of, or an invitation to purchase, any of the Class B ordinary shares or ADSs in any jurisdiction in which such offer or invitation would be unlawful.

        This international offering is being made in the United States and elsewhere outside of Argentina solely on the basis of the information contained in this prospectus. The concurrent Argentine offering of our Class B ordinary shares is being made in Argentina by a prospectus in Spanish that has been filed with the CNV. The prospectus for the Argentine offering, although in a different format in accordance with CNV General Resolution No. 622/2013, as amended and supplemented from time to time (the "CNV Rules"), contains substantially the same information as contained in this prospectus.

i

        The Argentine offering of our Class B ordinary shares was approved by the CNV on September 14, 2017 by Resolution No. 18,934. The authorization by the CNV means only that the information requirements have been satisfied. The CNV has not rendered an opinion with respect to the accuracy of the information contained in this prospectus. The accuracy of any accounting, financial and economic information as well as any other information provided in this prospectus is the sole responsibility of our Board of Directors and our statutory audit committee. Our Board of Directors hereby expresses as a sworn statement that this prospectus contains, as of the date of publication hereof, accurate and sufficient information concerning any significant events that may affect our financial and economic condition and any other information that must be made known to investors under applicable law.

        This prospectus has been prepared on the basis that all offers of Class B ordinary shares and ADSs will be made pursuant to an exemption under the Prospectus Directive (Directive 2003/71/EC, as amended), as implemented in member states of the European Economic Area, or EEA, from the requirement to produce a prospectus for offers of the Class B ordinary shares and ADSs. Accordingly any person making or intending to make any offer within the EEA of Class B ordinary shares and ADSs which are the subject of the Global Offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for the sellers of the Class B ordinary shares and ADSs or any of the international underwriters to produce a prospectus for such offer. Neither the sellers of the Class B ordinary shares and ADSs nor the international underwriters have authorized, nor do they authorize, the making of any offer of Class B ordinary shares and ADSs through any financial intermediary, other than offers made by the underwriters which constitute the Global Offering of Class B ordinary shares and ADSs contemplated in this prospectus.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "is/are likely to," "may," "plan," "should," "would," or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

  •
  our business strengths and future results of operations;

  •
  the implementation of our business strategy;

  •
  our plans relating to the integration of our acquisitions, such as Cargill's mill operations, and strategic partnerships, including retailers, wholesalers and distributers;

  •
  the expansion of our Spegazzini facility (as defined below); and

  •
  the implementation of our financing strategy and capital expenditure plan.

        Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including among other things:

  •
  our ability to maintain relationships with the network of farmers who supply the primary products we require;

  •
  the intensity of competition we face within the retail product and branded industrial product categories in which we participate;

  •
  price controls in the countries in which we operate;

  •
  price changes in grains and other agricultural products on which we depend for food production;

  •
  climate conditions, diseases striking crops, force majeure events such as natural disasters, fire, or pandemic and labor strikes;

  •
  a disruption in the transportation and supply of agricultural products and other agrochemical, farming products, and services, increases in distribution costs, a failure to maintain relationships with labor unions, an increase in energy prices, the lack of availability of power or any other factor which might impact our production costs;

  •
  allegations regarding the safety and quality of our products;

  •
  potential unforeseen liabilities and obligations in connection with the Reorganization (as defined below);

  •
  our ability to lease and operate Las Palmas port;

  •
  our dependence on key executive officers;

  •
  the significant influence of our principal shareholder, the Navilli family, and their ability to direct our business;

  •
  changes in consumer preferences;

  •
  the cost and availability of financing, including supplier financing;

  •
  the seasonality of our business activities;

  •
  further consolidation in the retail environments in which we operate;

  •
  risks related to our cash flow management;

  •
  our indebtedness;

  •
  the sufficiency of our insurance coverage;

  •
  disruptions in our information technology systems;

  •
  the political and macroeconomic environment of Argentina;

  •
  international prices and demand for Argentina's main commodity exports, upon which Argentina's economic growth relies;

  •
  inflation and the relative value of the Peso compared to other currencies;

  •
  increases in the level of government intervention in the Argentine economy;

  •
  changes in tax policies, export and import duties, private sector salary policies, capital markets regulations, and other similar legislation;

  •
  the threat of potential expropriation policies implemented by the federal government;

  •
  the continued credibility of Argentine economic indices and confidence in the Argentine economy;

  •
  the impact of current or future claims against the federal government, which affects financial resources and the ability to obtain financing from international markets;

  •
  any increase in uncertainty surrounding the stability of the Argentine banking system;

  •
  the federal government's ability to maintain adequate international reserves;

  •
  the success of the federal government's measures to solve the current energy sector crisis and future success of the federal government in responding to both social, political, and economic unrest;

  •
  developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental, labor laws and regulations;

  •
  the performance of the South American economies, in particular Uruguay and Brazil, and world economies, especially the European Union, China and the United States of America; and

  •
  the factors discussed under the section entitled "Risk Factors" in this prospectus.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially and adversely different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and other sections in this prospectus, which you should carefully review.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Unless requested by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a Registration Statement on Form F-1 with the SEC regarding the international offering. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. Reference in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

        Upon completion of the international offering, we will become subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, under the Exchange Act, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and current reports on Form 6-K. You can read our SEC filings, including the registration statement, over the internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at the following location:

Public Reference Room
450 Fifth Street
Room 1024
N.W., Washington, DC 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 10234, N.W., Washington, D.C. 20549, at prescribed rates. You may also request a copy of those filings, at no cost, by writing to Natalia Ruhl at our office at John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina or calling +54 (22) 2643-2885.

        As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent registered public accounting firm and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each year. We plan to furnish quarterly financial statements with the SEC to our shareholders promptly after filing such quarterly financial statements with the CNV, which requires such reports to be filed within 42 days after the end of each of the first three quarters of our fiscal year, and we will file annual reports on Form 20-F within the time period required by the SEC, which will be four months from November 30, the end of our fiscal year.

        We will send the ADS Depositary a copy of all notices that we give relating to meetings of our shareholders, distributions to shareholders, offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The ADS Depositary will make the notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The ADS Depositary will mail copies of those notices, reports and communications to you if we ask the ADS Depositary to do so.

        We will also file annual and quarterly reports and current reports (hechos relevantes) with the CNV and the BYMA in Argentina as required by applicable law or regulations.

v

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Presentation of Financial Information

        This prospectus contains our audited consolidated combined financial statements as of November 30, 2016 and 2017, and for our fiscal years ended November 30, 2015, 2016 and 2017, which we refer to collectively as our audited consolidated combined financial statements. This prospectus also contains our unaudited interim condensed consolidated combined financial statements as of February 28, 2018, and for the three-month periods ended February 28, 2017 and 2018, which we refer to as our unaudited interim condensed consolidated combined financial statements. We refer collectively to our unaudited interim condensed consolidated combined financial statements and our audited consolidated combined financial statements as our consolidated combined financial statements.

        We prepare our consolidated combined financial statements in thousands of Pesos. Our audited consolidated combined financial statements have beed prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We have applied all IFRS issued by the IASB effective at the time of preparing our audited consolidated combined financial statements. We applied IFRS for the first time for our fiscal year ended November 30, 2016. Our opening IFRS statement of financial position was prepared as of our transition date to IFRS, which occurred on of December 1, 2013.

        We prepare our unaudited interim condensed consolidated combined financial statements in accordance with IAS 34 Interim Financial Reporting. The accounting principles used in the preparation of our unaudited interim condensed consolidated combined financial statements are consistent with those used in the preparation of our audited consolidated combined financial statements. Our unaudited interim condensed consolidated combined financial statements do not include all the information and disclosures required in our audited consolidated combined financial statements and accordingly should be read in conjunction with them.

        Our audited consolidated combined financial statements have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, which we refer to as PwC, a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated March 8, 2018, is also included in this prospectus. The office of Price Waterhouse & Co. S.R.L. is located in Bouchard 557, 8th floor, C1106ABG, Buenos Aires, Argentina.

Our Reorganization

        During the fiscal years ended November 30, 2016 and 2017, our principal shareholders (as defined below) elected to complete a reorganization of Molino Cañuelas S.A.C.I.F.I.A. and various other entities and businesses under the common control of our principal shareholders in order to organize all of our business activities under Molino Cañuelas S.A.C.I.F.I.A. We effected this reorganization through a series of acquisitions and related corporate transactions. We refer to this series of transactions as the Reorganization. In this prospectus, each of the terms Molino Cañuelas, we, us, our, and our Company means Molino Cañuelas S.A.C.I.F.I.A. and its subsidiaries after the Reorganization, unless otherwise indicated. For more information on the Reorganization see, "Business—Our Corporate Structure and the Reorganization".

        The Reorganization was effected between entities which were under the common control and common management of our principal shareholders for all periods for which financial statements are presented. Our consolidated combined financial statements are presented in accordance with IFRS as issued by IASB on a combined basis after giving effect to the Reorganization. IFRS provides no guidelines for the preparation of consolidated combined financial statements, which are therefore subject to the rules given in International Accounting Standards (IAS) 8.12. These rules require consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognized industry practices. As such, as described in Note 1.2 to our audited consolidated combined financial statements, we applied the "predecessor accounting approach" in accordance with the rules on accounting for business combinations under common control in consolidated combined financial statements to the entities under the common control of our principal shareholders that were the subject of the Reorganization. This means that the assets and liabilities of the entities and businesses acquired as part of the Reorganization included in our audited consolidated combined financial statements correspond to the historical amounts in the individual financial statements of combined entities (i.e., predecessor values). Accordingly, any consideration given or received in relation to the transactions forming part of the Reorganization is recognized directly in equity as withdrawals or contributions at the time of the transfer.

        Certain transactions forming part of the Reorganization had not occurred as of the fiscal year ended November 30, 2016, and all of the consideration paid in connection with the Reorganization was not fully reflected in our audited consolidated combined statement of financial position as of the fiscal year ended November 30, 2016; consequently, they were fully reflected in our audited consolidated combined statement of financial position as of the fiscal year ended November 30, 2017. Further, assets and liabilities and the historic impact on profit and loss of each entity or business acquired as part of the Reorganization (i.e., Molino Cañuelas S.A., Molinos Florencia S.A., Molino Americano S.A. (Argentina), Tiendas Gourmet S.A.U. (formerly known as Molinos Puntanos S.A.), Megaseed S.A, Compañía Argentina de Granos S.A. and Cañuelas Pack S.A.) were reflected in our audited consolidated combined financial statements as of and for the fiscal year ended November 30, 2016, even though the acquisition of certain entities or businesses did not occur until after our fiscal year ended November 30, 2016. All of the transactions undertaken in connection with the Reorganization were completed during our fiscal year ended November 30, 2017, and consequently, are fully reflected in our audited consolidated combined financial statements as of and for the fiscal year ended November 30, 2017.

Cargill Acquisition

        On August 31, 2016, we completed the acquisition of certain assets including seven mills in Argentina, which we refer to as the Trigalia mills or Trigalia, from Cargill S.A.C.I., or Cargill, which we refer to as the Cargill Acquisition, for total cash consideration of AR$736 million. We analyzed the significance of the Cargill Acquisition pursuant to Rule 3-05 of Regulation S-X under the Securities Act, or Rule 3-05, and determined that we need not include separate financial statements or pro forma financial information for the business acquired in connection with the Cargill Acquisition. For a variety of reasons, however, we were unable to obtain (and include in our analysis) complete financial statements for the acquired business that would enable us to conduct a full significance analysis under Rule 3-05. As a result, we sought and obtained a waiver from the SEC pursuant to Rule 3-13 under Regulation S-X. For further information on the Cargill Acquisition, see "Prospectus Summary—Cargill Acquisition".

Adjusted Segment EBITDA

        Adjusted Segment EBITDA refers to a segment's share of our line item results from operations before financing and taxation and before depreciation and amortization. Adjusted Segment EBITDA excludes certain items that are not considered part of our Company's core operating results. Specifically, finance income, finance cost and exchange differences are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of our Company.

        Although Adjusted Segment EBITDA is commonly viewed as a non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted Segment EBITDA is treated as an IFRS measure in the manner in which we utilize this measure. We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe it reflects current core operating performance and provides an indicator of the segment's ability to generate cash.

Non-IFRS Information

Total Adjusted Segment EBITDA

        Total Adjusted Segment EBITDA is a non-IFRS financial measure defined as earnings (profit or loss for the year) before interest expense, exchange differences, taxes, depreciation and amortization and gains on acquisition of businesses.

        Total Adjusted Segment EBITDA is not defined under IFRS and has important limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example, Total Adjusted Segment EBITDA:

  •
  excludes certain tax payments that may represent a reduction in cash available to us;

  •
  does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

  •
  does not reflect changes in, or cash requirements for, our working capital needs;

  •
  does not reflect the significant interest expense, or the cash requirements, necessary to service our debt; and

  •
  does not include gains on acquisition of businesses.

        Our management believes Total Adjusted Segment EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from profit for the year in arriving at Total Adjusted Segment EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired.

        Total Adjusted Segment EBITDA should not be considered as an alternative to, or more meaningful than, profit for the year from operating activities as determined in accordance with IFRS or as an indicator of our operating performance.

        Total Adjusted Segment EBITDA may not be the same as similarly titled measures used by other companies.

        We have included the calculations of Total Adjusted Segment EBITDA to the nearest corresponding IFRS measure for all the periods presented. For a reconciliation of Total Adjusted Segment EBITDA, see "Summary Consolidated Combined Financial Data—Non-IFRS Measurements—Total Adjusted Segment EBITDA."

Net Debt to Total Adjusted Segment EBITDA

        We define Net Debt as total borrowings less cash and cash equivalents. We believe that the presentation of Net Debt and the ratio of Net Debt to Total Adjusted Segment EBITDA, both of which are non-IFRS financial measures, provide useful information to investors because our management reviews Net Debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage. We use the ratio of Net Debt to Total Adjusted Segment EBITDA as one of our principal measures of capital management.

        Net Debt and Net Debt to Total Adjusted Segment EBITDA should not be considered as an alternative to, or more meaningful than, borrowings as determined in accordance with IFRS.

        Net Debt and Net Debt to Total Adjusted Segment EBITDA may not be the same as similarly titled measures used by other companies.

        For a reconciliation of Net Debt to the nearest corresponding IFRS measure, see "Summary Consolidated Combined Financial Data—Non-IFRS Measurements—Net Debt to Total Adjusted Segment EBITDA."

Adjusted Return on Invested Capital (Adjusted ROIC)

        We define Adjusted Return on Invested Capital, which we refer to as Adjusted ROIC, as the ratio of profit/(loss) for the year before gain on acquisition of businesses and financial results, net for a given period to the sum of the average for the beginning and end of such period of Net Debt and total shareholders' equity. We believe that the presentation of Adjusted ROIC provides useful information to investors because it shows the evolution of the return on our invested capital which could be compared to the cost of our capital as a measure of value being added by our business.

        For a reconciliation of Adjusted ROIC to the nearest corresponding IFRS measure, see "Prospectus Summary—Certain Operational and Financial Metrics."

        We believe that the foregoing non-IFRS financial measures, when considered together with our IFRS financial results and IFRS measures, provide management and investors with a more complete understanding of our operating results, including underlying trends. We present those non-IFRS measures in order to provide supplemental information that we consider relevant for the readers of our consolidated combined financial statements included in this prospectus, and such information is not meant to replace or supersede any IFRS measures.

Inflation

        IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the current measuring unit at the end of the reporting period. Even though the standard does not establish an absolute rate at which hyperinflation is deemed to arise, it is common practice to consider hyperinflation to exist where changes in price levels exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors.

        Despite the high inflation rates in Argentina in the recent years, we conducted an analysis pursuant to the criteria set forth in IAS 29, and have determined that Argentina does not qualify as a hyperinflationary economy for any of the years included in our audited consolidated combined financial statements included elsewhere in this prospectus. Accordingly, we have not restated our audited consolidated combined financial statements into constant currency.

        As of February 28, 2018, it was not possible to calculate the three year cumulative inflation rate in Argentina due to the fact that INDEC ceased the publication of inflation statistics from October 2015 through January 2016. In the absence of official statistics, we considered other qualitative indicators of the economic environment and determined that these indicators do not conclusively point to the existence of hyperinflation. As such we have concluded that the restatement criteria established under IAS 29 is not required at this time. For futher information, see "Risk Factors—Risks Related to Argentina—Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition."

        We believe that our analysis and conclusion is consistent with that of most public entities in Argentina. We periodically reassess inflation data using qualitative and quantitative indicators to determine whether this conclusion continues to be applicable. However, certain macroeconomic variables that affect our business, such as salary costs and the prices of inputs, have experienced a significant annual variation, a situation that must be considered when evaluating and interpreting our results of operations and financial condition as reflected in our consolidated combined financial statements included elsewhere in this prospectus. If inflation rates continue to escalate in the future, the Argentine peso may qualify as a currency of a hyperinflationary economy. In the event that our currency qualifies as part of a hyperinflationary economy our consolidated combined financial statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (i.e. the hyperinflationary currency) current at the end of each reporting period. At this time, we cannot determine the impact this would have on our results of operations and financial condition.

        For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Trends and Factors Affecting Our Results of Operation—Inflation" and "Risk Factors—Risks Related to Argentina—Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition". Argentine inflation could therefore affect the comparability of the different periods presented herein.

Market Data and Other Information

        Market data used throughout this prospectus were derived primarily from reports prepared by The Nielsen Company South America, which we refer to as Nielsen, and CCR S.A., which we refer to as CCR. Data attributed to Nielsen or CCR is extracted from reports by Nielsen which are periodically reviewed by management. These reports are prepared on the basis of estimates and generally accepted statistical procedures on information that is not always within the control of Nielsen and CCR. Further, some of these practices and procedures are subject to estimation and margin of error inherent in statistical analysis. In addition, these studies only cover certain distribution channels, and, as such, may not reflect the totality of the market.

        Following the receipt of market share information from CCR from March 2017 and April 2017, we were informed by CCR that they will no longer be providing market share information due to a restructuring event. As a result, our market share information from November 2017 is solely derived from reports prepared by Nielsen. While we have no reason to believe that there has been any impact on the reliability of the reports prepared by CCR to date, they may not be fully comparable with reports prepared by Nielsen.

        The reports referenced in this prospectus include the NRI report on flour from November 2016, or the 2016 Nielsen Flour Report, the NRI report on ready mixed products from November 2016, or the 2016 Nielsen Ready Mixed Products Report, the NRI report on bread crumbs from November 2016, or the 2016 Nielsen Bread Crumb Report, the NRI report on pasta from November 2016, or the 2016 Nielsen Pasta Report, and together with the 2016 Nielsen Bread Crumb Report, the 2016 Nielsen Ready Mixed Products Report and the 2016 Nielsen Flour Report, the 2016 Nielsen Reports. The reports referenced in this prospectus also include the NRI report on flour from November 2017, or the November 2017 Nielsen Flour Report, the NRI report on ready-mixed products from November 2017, or the November 2017 Nielsen Ready-Mixed Products Report, the NRI report on bread crumbs from November 2017, or the November 2017 Nielsen Bread Crumb Report, the NRI report on pasta from November 2017, or the November 2017 Nielsen Pasta Report, the NRI report on vegetable oil from November 2017, or the November 2017 Vegetable Oil Report, the NRI report on frozen pizzas from November 2017, or the November 2017 Nielsen Pizza Report, and together with the November 2017 Nielsen Bread Crumb Report, the November 2017 Nielsen Ready-Mixed Products Report, the

x

November 2017 Nielsen Flour Report, the November 2017 Vegetable Oil Report and the November 2017 Nielsen Pizza Report, the November 2017 Nielsen Reports. The reports referenced in this prospectus also include the NRI report on flour from February 2018, or the February 2018 Nielsen Flour Report, the NRI report on ready-mixed products from January 2018, or the January 2018 Nielsen Ready-Mixed Products Report, the NRI report on bread crumbs from January 2018, or the January 2018 Nielsen Bread Crumbs Report, the NRI report on cakes mixes from January 2018, or the January 2018 Nielsen Cake Mixes Report, the NRI report on pasta from February 2018, or the February 2018 Nielsen Pasta Report, the NRI report on vegetable oil from February 2018, or the February 2018 Vegetable Oil Report, the NRI report on frozen pizzas from February 2018, or the February 2018 Nielsen Pizza Report, and together with the February 2018 Nielsen Bread Crumb Report, the February 2018 Nielsen Ready-Mixed Products Report, the January 2018 Nielse Cake Mixes Report, the February 2018 Nielsen Flour Report, the February 2018 Vegetable Oil Report and the February 2018 Nielsen Pizza Report, the February 2018 Nielsen Reports. We refer to the February 2018 Nielsen Reports and the 2017 Nielsen Reports together as the Nielsen Reports. The reports referenced in this prospectus also include the NRI report on flour from December 2017 and January 2018, or the December 2017-January 2018 Nielsen Flour Report.

        The reports referenced in this prospectus also include the CCR audit report for vegetable oil from November 2016, or the 2016 CCR Vegetable Oil Report, and the CCR audit report for biscuits from November 2016, or the CCR 2016 Biscuit Report, and, together with the 2016 CCR Vegetable Oil Report, the 2016 CCR Reports.

        In addition, certain statistical and factual information in this prospectus was derived from government reports and publications. Other information presented in the sections entitled "Industry" and "Summary" was derived from certain industry publications such as Euromonitor International, which we refer to as Euromonitor, or other public sources such as the United States Department of Agriculture's December 8, 2017 report on World Agricultural Supply and Demand Estimates, which we refer to as the 2016 USDA Report. Other information was derived from the Global Delivery and Takeaway Food Market 2016-2020 report, the Global Frozen Ready Meals Market 2016-2020 report, and Global Quick Service Restaurants Markets 2016-2020 report, each as provided by Technavio, hereafter the Technavio Reports. All data derived from Euromonitor in this document is based upon the report titled Passport Package Food 2017 Edition. All sales metrics therein refer to sales values at retail value and all volume metrics refer to retail sales volume. In all data attributed to Euromonitor, packaged food includes the Euromonitor categories of bread, pasta, pastries, sweet biscuits and savory biscuits. In addition, all references to biscuits, cookies and crackers in the Euromonitor data provided includes the Euromonitor categories of savory biscuits and sweet biscuits.

        Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, neither we, the selling shareholders, the international underwriters, nor any of our or their respective affiliates has independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.

        On January 8, 2016, Decree No. 55/2016 was issued by the federal government declaring a state of administrative emergency on the national statistical system and on the Instituto Nacional de Estadística y Censos, which we refer to as the National Statistics and Census Institute, or INDEC, until December 31, 2016. INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. After the process of reorganization, on June 16, 2016, INDEC began releasing official measurements of its primary indication of inflation, CPI which is the general index of prices for the city of Buenos Aires and surrounding areas. INDEC reported that the CPI increase in 2016 was 41%. Further, the CPI increase in 2017 was 26.1%. In 2018, the CPI was 1.8% in January, 2.4% in February and 2.3% in March. INDEC has also published inflation figures for the

IPIM. The IPIM for the year ended December 31, 2016 showed an annual increase of 34.5%. The IPIM for the year ended December 31, 2017 increased by 18.8%. In 2018, the IPIM was 4.6% in January, 4.8% in February and 1.9% in March. In addition, on June 29, 2016, INDEC published revised gross domestic product, or GDP, data for 2004 through 2015 based on constant 2004 prices. For more information on the inflation statistics see, "Risk Factors—Risks Related to Argentina—Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition".

General

        In this prospectus, when we refer to:

  •
  "Peso", "Pesos", or "AR$", we mean Argentine Pesos, the lawful currency in Argentina;

  •
  "U.S. Dollar", "U.S. Dollars", or "US$", we mean United States Dollars, the lawful currency of the United States of America;

  •
  "Argentina", we mean the Republic of Argentina;

  •
  "federal government" or the "government", we mean the federal government of Argentina;

  •
  "federal congress", we mean the federal congress of Argentina; and when we refer to

  •
  "Central Bank", we mean the Central Bank of Argentina.

        References to fiscal years 2015, 2016 and 2017 are to our fiscal years ended November 30, 2015, 2016 and 2017, respectively.

        Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Measurement Data

        In this prospectus, where we refer to:

  •
  "tonne" or "ton", we mean one metric tonne, which is equal to 1,000 kilograms;

  •
  "kg", we mean kilograms, which is equal to 1,000 grams;

  •
  "g", we mean gram or grams;

  •
  "l", we mean liter or liters, which is equal to 1,000 cubic centimeters;

  •
  "th", we mean thousands;

  •
  "mm", we mean millions;

  •
  "installed milling capacity", we mean the annual capacity of output for a mill assuming no required cessations of operations for maintenance or other reasons;

  •
  "maximum milling capacity", we mean the effective milling capacity of a mill after taking into account the cessation of operations for estimated standard maintenance reasons and other down-time; and

  •
  "CAGR", we mean compound annual growth rate.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class B ordinary shares or ADSs. Before investing in our Class B ordinary shares or ADSs, you should read carefully this entire prospectus for a more complete understanding of our business and the Global Offering, including the sections entitled "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated combined financial statements included elsewhere in this prospectus.

Company Overview

        We are a leading vertically integrated Argentine food company with top-of-mind consumer brands. We operate with the goal of adding value to agricultural products in which Argentina, our primary market and location of our principal sourcing activities, has natural competitive advantages.

        Our referential brands, such as, Cañuelas ( ), Pureza ( ), 9 de Oro ( ), San Agustín ( ), Mamá Cocina ( ), Paseo ( ), Florencia ( ), Pizza Pietro ( ) and Horno Casero ( ), in the vegetable oil, flour, dry mixes, biscuits, cookies and crackers, ready-mixed, bread crumb and frozen pizza product had market shares of 23.4% (vegetable oil), 42.7% (flour), 43.8% (biscuits sub category), 24.8% (ready-mixed products), 23.5% (bread crumbs) and 10.1% (frozen pizza), respectively, for the year ended November 30, 2017 according to the 2017 Nielsen Reports.

        We organize our business in three segments: Retail Products, Branded Industrial Products and Agro-Services and Sustainable Sourcing. Together, the operations of these segments span the three main stages of our vertically integrated business model. We call our vertically integrated business model "From Farm to Fork" and consider it a key competitive advantage of our business as it allows us to enjoy a scale that drives efficiencies in food production and the distribution of our retail and branded industrial products and provides us with access to high quality agricultural products for our manufacturing process and stable gross margins of our various products across our three business segments.

        We benefit from top-of-mind referential brands, sophisticated food development capabilities and a well-established distribution network. Our full line of consumer products in our Retail Products segment and Branded Industrial Products segment includes over 600 products and approximately 800 stock keeping units, or SKUs, across seven different product categories.

        Our operations are supported by strategically located, modern, innovative and efficient production facilities, as well as an extensive sourcing network of farmers located throughout Argentina, one of the world's most productive agricultural areas. Our operations include 24 production facilities (including three facilities we lease from third parties and related parties) located in Argentina, Uruguay and Brazil. We seek to market and sell our value-added retail food products across the region and take advantage of local opportunities in Uruguay, Brazil, Bolivia and Chile to expand our retail and industrial operations while relying on our competitive advantage in sourcing primarily agricultural products from Argentina.

        Our scale and our ability to segregate by quality in the wheat milling segment distinguishes us from our competitors. We benefit from having the largest milling capacity in Argentina, according to data from the Argentine Ministry of Agriculture, Livestock and Fishery, Ministerio de Agricultura, Ganadería y Pesca, which we refer to as MAGyP, with an installed milling capacity of 3.4 million tonnes per year. We are the largest producer of wheat flour in Argentina according to the Argentine Milling Industry Federation (or FAIM, for the Spanish language acronym for Federación Argentina de la Industria Molinera), processing over 28.4% of the wheat in Argentina in 2017, and have ample room to grow as our utilization rate was approximately 56% in 2017. We are the largest exporter of flour in Argentina, exporting 42% of total wheat flour in 2017, according to FAIM.

        We source our agricultural products primarily from a network of more than 8,000 farmers, to whom we sell a variety of goods and services to support their production activities primarily in exchange for their agricultural products. Our sourcing activities are conducted through 61 branches, 52 one-stop supply stores and 19 conditioning and storage centers, covering a substantial portion of Argentina's productive agricultural areas, providing us access to large quantities of high quality agricultural products.

        For the fiscal years ended November 30, 2015, 2016 and 2017 we generated AR$22,134 million, AR$32,318 million and AR$27,784 million in total net sales, respectively. Our profit for the year for the fiscal years ended November 30, 2015, 2016 and 2017, was AR$12 million, AR$864 million and AR$(250) million, respectively. For the same periods, our Total Adjusted Segment EBITDA was AR$1,093 million, AR$2,277 million and AR$2,429 million, respectively.

        For the three-month periods ended February 28, 2017 and 2018, we generated AR$4,168 million and AR$7,527 million, in total net sales, respectively. For the three-month periods ended February 28, 2017 and February 28, 2018, we had a profit of AR$300 million and incurred a loss of AR$(1,809) million, respectively. For the same periods, our Total Adjusted Segment EBITDA was AR$343 million and AR$503 million, respectively.

        The charts below highlight the percentage of margin before operating expenses and the percentage of Total Adjusted Segment EBITDA generated by each of our business segments for the three-month period ended February 28, 2018 and for the fiscal year ended November 30, 2017.

Percentage of Total Margin Before Operating Expenses by Segment—February 2018	Percentage of Total Adjusted Segment EBITDA by Segment—February 2018

Total Margin Before Operating Expenses for the three-month period ended February 28, 2018 was AR$1,496 million	Total Adjusted Segment EBITDA for the three-month period ended February 28, 2018 was AR$503 million; total loss for the fiscal year ended February 28, 2018, was AR$(1,809) million

Percentage of Margin Before Operating Expenses by Segment—November 2017	Percentage of Adjusted Segment EBITDA by Segment—November 2017

Total Margin Before Operating Expenses for the fiscal year ended November 30, 2017 was AR$6,434 million.	Total Adjusted Segment EBITDA for the fiscal year ended November 30, 2017 was AR$2,429 million; total loss for the fiscal year ended November 30, 2017, was AR$(250) million(1) .

  Retail Products

HORNO CASERO
Pizza
HORNO CASERO
Chipá
Cañuelas
PUREZA
PUREZA INTEGRAL
PUREZA
PUREZA
PUREZA
PUREZA
PUREZA
PUREZA
PUREZA
9 DE ORO
9 DE ORO Vainilla
9 DE ORO Chocolate
9 DE ORO Marmolada
9 DE ORO
9 DE ORO
9 DE ORO
9 DE ORO
9 DE ORO
9 DE ORO Clásicos
9 DE ORO
9 DE ORO
9 DE ORO
9 DE ORO
Cukis
Cukis
Cukis
San Agustín
San Agustín
Paseo
Chocolate
Vainilla
Baguettín
Flautita
Baguettín
Roseta
Chipá
Paseo
Cañuelas
Cañuelas
Cañuelas
Cañuelas
Chipá
Cañuelas
Cañuelas
Cañuelas

        Through our Retail Products segment, we offer more than 200 products from our recognized brands across a variety of categories, including flour, vegetable oil, biscuits, cookies and crackers, ready-mixed flour, bread crumbs, frozen foods and pasta. We market these products under, among others, the following recognized brands in Argentina: 9 de Oro, Pureza, Cañuelas, Mamá Cocina, Multiple, Florencia, San Agustín, Cukis and Paseo, among others, and also under our more recently launched brands such as Pizza Pietro and Horno Casero. We manufacture our retail products in our own production facilities, including our production facility with advanced technology in Carlos Spegazzini, Argentina, which we refer to as our Spegazzini facility.

        We sell the retail products of our diverse and complementary retail portfolio to consumers in Argentina and the region through a variety of distribution channels, including large supermarkets (such as Walmart, Carrefour, Cencosud and DIA), wholesalers and other third-party distributors, supplemented by smaller points of sale, including gas stations (such as those owned by Shell, YPF and Petrobras), convenience stores, fast food restaurants (such as McDonald's, Subway and Burger King) and coffee stores (such as Starbucks). We also produce private label versions of several of our retail products, including flour and vegetable oil, which we sell to key customers as a strategy to deepen our distribution relationships and as an important source of production volume. Our distribution network is organized around the geographical position of our production facilities. For the fiscal year ended November 30, 2017, our Retail Products segment generated AR$5,165 million in net sales or 24.7% of our net sales to third parties and AR$772 million of Adjusted Segment EBITDA or 32% of our Total Adjusted Segment EBITDA. For the three-month period ended February 28, 2018, our Retail Products segment generated AR$1,447 million in net sales or 28% of our net sales to third parties and AR$217 million of Adjusted Segment EBITDA or 43% of our Total Adjusted Segment EBITDA.

        Below is an image of our recent product launches:

Historical Product Launches

  Retail Product Market Opportunities

        New trends in consumption as consumers move towards healthier eating habits are among the challenges that we face as a company. We believe that our market and consumer understanding combined with our extensive portfolio and ability to launch new products will allow us to fulfill consumers' evolving needs. We seek to develop products that become solutions for working families that seek quick and healthy options for home-cooked meals. We believe that we offer the modern family numerous meal-time solutions, combining homemade qualities, nutritious options, practicability and healthfulness, while also allowing home cooks to add their own personal touches. It is for these customers that we target many of our branded retail food products.

  •
  As the charts below show, the market for our retail products has experienced steady and positive growth in the region and in Argentina despite swings in economic activity.

  •
  The convenience food category involving ready meals, meal kits and pizzas has been growing at rates between 7.0% and 7.8% in the region and between 7.9% and 10.9% in Argentina from 2012 to 2017, according to Canadean. Additionally, within the convenience food category, pizza has had a 7.8% CAGR in Argentine sales from 2012 to 2017, according to Canadean. In Argentina, the growth in sales of packaged foods from 2012 to 2017 was primarily driven by a combination of marginal growth in consumption per capita and an increase in population.

  •
  According to Technavio, the frozen foods market grew at a 2.6% rate globally in 2016 and is expected to accelerate to 3.2% growth by 2020. While no statistics are available about growth in the frozen foods market in the countries in which we operate, the frozen food category is significantly less developed vis-à-vis other regions and, as a result, we believe, offers higher growth potential. According to the article titled "Combo anticrisis: pizzas y empanadas, los ganadores de una industria con hambre de reactivación," which was published on May 24, 2017 in one of the leading Argentine newspapers, La Nación, the frozen pizza market in Argentina has grown significantly in recent years, increasing units sold from 2.5 million to 5.5 million in the last two years. Our frozen foods category seeks to capitalize on the growth of the frozen food market, including offerings of ready-to-consume products such as pastries, croissants and pizzas.

  •
  With our direct-to-consumer distribution formats such as our Puntos Caliente and our restaurants franchise Pizza Alla Pala, which opened in February 2017, we seek to further capitalize on the growth of quick service restaurants and takeaway food markets and to generate an additional distribution channel for our products. According to Technavio, global quick service restaurants' sales grew at a rate of 3.5% in 2016, and are expected to accelerate to 4.5% growth by 2020. While no statistics are available about the growth of quick service restaurants and takeaway food models in specific markets in which we operate, the drivers typically viewed as contributing to this growth, such as a more hectic lifestyle and the need to save time in traffic, are present in all of our markets.

  •
  We intend to develop a franchise model for our restaurant Pizza Alla Pala once we have refined our product offering and business model. This franchise model would allow for the development of a direct-to-consumers distribution model with low investment and the potential to generate a steady stream of service fees in addition to the sale of our frozen products.

Regional(1) Packaged Food Sales ('000 Tonnes)

Source: Euromonitor, IMF and INDEC

(1)
Includes Argentina, Bolivia, Brazil, Chile and Uruguay

 Argentina Packaged Food Sales ('000 Tonnes)

Source: Euromonitor, IMF and INDEC

Regional(1) Convenience Food Sales (mm kg)

Source: Canadean

(1)
Includes Argentina, Brazil and Chile

 Argentina Convenience Food Sales (mm kg)

Source: Canadean

        For further information on the CAGR amounts presented above, please see "Industry—Industry Overview—Packaged Food Industry" and "—Prepared Meals Market Trends".

  Branded Industrial Products

        The main focus of our Branded Industrial Products segment is to supply inputs to our Retail Products segment, as well as to supply third-party branded industrial product customers. We sell flour, ready-mixed flour and additives through our Cañuelas, Florencia, Multi-Harina, Adelia María, Favorita, Leticia, Terminada, Rosafe, San Agustín and Pigüé brands. We manufacture our branded industrial products in our 24 production facilities (including three facilities we lease from third parties and related parties) in the region. According to FAIM, during 2017, we processed over 28.4% of the total volume of wheat processed in Argentina, making us the largest wheat flour producer in the country. Following the Cargill Acquisition, we now possess an installed milling capacity of approximately 3.4 million tonnes per year, according to MAGyP. In addition, according to FAIM, we are the largest exporter of flour in Argentina by volume, exporting 399.664 tonnes during 2017, representing 42% of the total flour exported in Argentina during 2017. Our Branded Industrial Products segment also includes our packaging production operation through the packaging business acquired from Cañuelas Pack S.A., which we use to differentiate our products through innovative and technologically advanced packaging.

        For the fiscal year ended November 30, 2017, our Branded Industrial Products segment generated AR$10,481 million in net sales, of which AR$8,867 million, or 42.5% of our total net sales, consisted of net sales to third parties, and AR$755 million in Adjusted Segment EBITDA, or 31% of our Total Adjusted Segment EBITDA. For the three-month period ended February 28, 2018, our Branded Industrial Products segment generated AR$2,836 million in net sales, of which AR$2,380 million, or 46% of our total net sales, consisted of net sales to third parties, and AR$220 million in Adjusted Segment EBITDA, or 44% of our Total Adjusted Segment EBITDA.

        The following map shows the locations of our production plants, distribution centers and commercial offices for our branded industrial products:

        The following charts show production for Argentine wheat milling production from 2014 to 2017, as well as Argentine exports and local flour sales from 2014 to 2016:

Argentine Wheat Milling Production

Source: FAIM & INDEC

2017—Argentine Wheat Milling Production Ranking

Source: FAIM & INDEC

 Argentine Exports of Flour

Source: FAIM & INDEC

Argentine Consumption of Flour

Source: FAIM & INDEC

        For a further description of the CAGR rates described above, see "Industry—Argentina's Grain and Milling Industry—Argentina's Production and Export of Grains".

        Agro-Services and Sustainable Sourcing.    Through our Agro-Services and Sustainable Sourcing segment, we source agricultural products in which Argentina, the location of our primary sourcing activities, enjoys significant competitive advantages, with the main objective of ensuring the consistent supply of agricultural products to our other business segments at the lowest cost and highest quality possible. We foster and preserve direct contact and strong relationships with farmers through our Agro-Services business which acts as a one-stop supplier for farmers in our network providing a variety of products and services, including agricultural supplies such as seeds, fertilizers, farm machinery and other goods, as well as services such as insurance brokerage and, in each case, mostly in exchange for agricultural products. As of the date of this prospectus, we operate 61 branches, 52 one-stop supply stores and 19 conditioning and storage centers located across ten provinces in Argentina, offering convenience to farmers and providing our sourcing business with ready access to a substantial portion of Argentina's productive agricultural area. We also offer drying, storage and conditioning services to our farmers through our 19 conditioning and storage centers which facilitate the geographic distribution of our sourcing operations.

        The following map shows the location of our Agro-Service and Sustainable Sourcing segment facilities:

        We also export a portion of our excess agricultural goods through a port we operate, which is located in Las Palmas on the right bank of the Paraná River in northeastern Argentina and offers significantly reduced travel times on the Paraná River, resulting in a competitive advantage when compared to ports further upstream. Our port exports both containers and agricultural products and we benefit from its use to export products for all three of our business segments. We expect to continue to use the Las Palmas port to further increase our exports into Brazil and other countries in the region. For the fiscal year ended November 30, 2017, our Agro-Services and Sustainable Sourcing segment generated AR$13,312 million in net sales, including pass through sales, of which AR$6,845 million, or 32.8% of our total net sales, consisted of net sales to third parties and AR$901 million in Adjusted Segment EBITDA, or 37% of our Total Adjusted Segment EBITDA. For the three-month period ended February 28, 2018, our Agro-Services and Sustainable Sourcing segment generated

AR$2,880 million in net sales, including pass through sales, of which AR$1,309 million, or 25% of our total net sales, consisted of net sales to third parties and AR$66 million in Adjusted Segment EBITDA, or 13% of our Total Adjusted Segment EBITDA.

        The following charts describe wheat production and yields for countries in the region in which we operate for the period from 2014 to 2017:

Wheat Production by Country

Source: 2017 USDA Report

Wheat Yield by Country

Source: 2017 USDA Report

Production vs Consumption

Source: 2017 USDA Report

Key Strengths

        Referential brands and strong market share in many of our retail products.    Our referential brands are among the most well-known and traditional names in Argentina. Certain of these referential brands, notably 9 de Oro, can be found in all major retailers in Argentina and, we believe as a result, in nearly every household in the country. Complementing our brand portfolio in our biscuits, cookies and crackers segment, we offer crackers under our Paseo brand and cookies under our 9 de Oro brand. We believe our flour products sold under our market-leading brands Pureza and Cañuelas are chosen by customers for their perceived high quality and healthiness and reputation for innovation through the various types of ready-mixed flours we offer. In vegetable oils, our Cañuelas brand enjoys positioning as a premium product and is recognized for its quality, superior packaging and healthy attributes. Our ready-mixed product portfolio includes flour mixes under the Pureza and Mamá Cocina brands. Other brands include San Agustín, Florencia and Múltiple. We believe that our focus on providing consumers with products that offer them solutions helps us maintain and strengthen our brands' top-of-mind recognition. Part of our brand strength is reflected in strong market share across our various product categories. For example, in Argentina, according to the 2016 Nielsen Reports and CCR Reports, based on annual market share measured as of November 30, 2016, we had market shares in Argentina of 26.0% (vegetable oil), 41.7% (flour), 34.1% (biscuits sub category), 27.0% (ready mixed products) and 25.5% (bread crumbs). According to the 2017 Nielsen Reports, based on annual market share measured as of November 30, 2017, we had market shares in Argentina of 23.4% (vegetable oil), 42.7% (flour), 43.8% (biscuits sub category), 24.8% (ready-mixed products), 23.5% (bread crumbs) and 10.1% (frozen pizzas). According to the 2018 Nielsen Reports, based on annual market share measured as of February 28, 2018, we had market shares in Argentina of 22.1% (vegetable oil), 39.2% (flour), 44.7% (biscuits sub category), 31.7% (ready-mixed products) and 17.4% (frozen pizzas). According to the January 2018 Nielsen Bread Crumbs Report, we had a market share in Argentina of 26.1% (bread crumbs).

        Well-established distribution network for our Retail Products segment, which provides significant opportunities to continue expanding product sales in Argentina and the region.    We have developed a strong distribution network for our Retail Products segment, including major retailers in the countries in which we operate, and we believe we are able to leverage these relations to further expand regionally. We distribute our retail products through a wide variety of retail and other distribution channels, including some of the largest supermarkets in Argentina (such as Cencosud, Walmart, Carrefour and DIA), third-party distributors and other retailers such as small stores and fast food venues (including McDonald's, Subway and Burger King), gas stations (such as those owned by Shell, YPF and Petrobras) and coffee stores (such as Starbucks). We believe our distribution network provides us with significant cross-selling opportunities that allow us to introduce new products under existing or new brands. For example, our distribution network allows us to launch products made from newly sourced agricultural products, such as rice crackers, and effectively reach customers. Similarly, we supply frozen food products for McDonald's in Uruguay and flour to Walmart in Chile. Moreover, we believe we have developed an extensive frozen distribution channel which includes affiliated refrigerated car services and intermediate refrigerated storage warehouses, allowing us to expand the reach of our frozen food product operations.

        Well positioned to capture expected growth opportunities in Argentina and the region.    We believe our strong position in all three of our business segments is driven by, among other things, the economies of scale we have achieved, our longstanding relationships with a network of suppliers and customers, our significant production and sourcing capacity, our commitment to technological development, and our experience in the food business. We regularly seek to implement technological innovations in production processes in order to improve efficiency, maintain our operational excellence and develop new solutions for our customers. As a result, we have significantly improved our productivity and operating costs in recent years as evidenced by our increased installed milling capacity and increased production capacity of our food production facilities. Our cost-effective and technologically advanced production processes make our products high quality and cost-competitive and provide stable cash-flow even during economic downturns, particularly as many of our products are basic staples of our consumers' diets.

        Competitive advantage based on our access to Argentina's high quality primary agricultural products at the lowest cost.    Our sourcing operations are primarily located in Argentina, which benefits from significant environmental, climatic and agricultural advantages relative to the rest of the region, including the relatively high fertility and productivity of its soil. This strategic advantage, together with the strength of our supply chain, provides us access to a stable and secure supply of high quality agricultural products at competitive prices. In addition, we believe that the scale of our sourcing and industrial food operations makes us the preferred business partner to the more than 8,000 farmers that sell their agricultural products to us and to other producers of retail products who buy our industrial food products. The scope of our sourcing capacity allows us to maximize the value of the agricultural products that we source, by directing them to the most profitable uses in our production processes and sales activities. We also benefit from our extensive infrastructure, including our conditioning and storage centers distributed across a substantial portion of Argentina's productive agricultural area.

        Vertically integrated business model as a pillar, for quality traceability, production efficiencies and product cross-selling.    Our involvement in each step of the value chain allows us to achieve economies of scale, save on costs, ensure the highest product quality and increase revenues through product innovation involving high levels of technology and automation. We also seek to enhance customer and producer loyalty through the reliability of the services offered in our sourcing business, the recognized quality of our products and the reach of our distribution network. At the same time, our vertical integration gives us a greater knowledge of trends in consumer demand and allows us to recognize market opportunities for future growth. For example, we developed a high oleic vegetable oil in hand with the cultivation of high oleic sunflower seeds by a select group of our most loyal farmers, which, following a testing period, was launched into production for processing in our industrial facilities. We packaged this new oil with our differentiated packaging and sold it under our well-recognized Cañuelas brand so as to offer a premium oil for health conscious customers. Similarly, our frozen food products line leverages the high quality of our flour, the advanced technology of our Spegazzini facility and the established distribution network of our existing retailers to reach end customers. The scale in every step of our production and distribution processes allows us to test new products and ideas without compromising significant additional resources and improving the speed to market and marginal returns. In addition, we believe that our vertically integrated business model allows us to realize tax savings, as a non-vertically integrated business would be required to pay sales taxes at each point of resale across the value chain.

        Business model naturally hedged to currency fluctuations and prices of agricultural products.    Historically, we have been able to increase the price of the food and agricultural products we sell to match increases, in U.S. Dollar terms, of our raw materials. As a result, prices for our retail products in our principal market of Argentina have historically recovered in U.S. Dollar terms following sharp movements in the international prices of agricultural products or the exchange rate of the Peso. These price increases have helped protect our profitability, in U.S. Dollar terms, from the effects of fluctuations in the prices of agricultural products or the devaluation of the Peso. Additionally, approximately 22% and 20% of our net sales to third parties for the fiscal year ended November 30, 2017, and for the three-month period ended February 28, 2018, respectively, were exports, which are priced in U.S. Dollars and based on the international prices of the agricultural products we buy.

        Inelastic demand for our products.    Most of our products constitute staples of the standard consumer basket of food products. As a result, demand for our products has proven to be somewhat resistant to economic downturns as demand has remained stable in spite of reduced spending power on the part of customers. Similarly, the relatively resilient demand for our products has allowed us to adjust our prices by closely following movements in prices of agricultural products, thereby helping to preserve our margins.

        We benefit from an experienced management team with a successful track record of value creation and strong operational knowledge.    Our executive officers have extensive experience in the food industry and have a track record of improving operating efficiency and managing costs. Our management team and other professionals are highly trained, and we have a results-oriented corporate culture that is focused on reducing operating costs and increasing revenues through a continuous focus on process improvement. We operate under a group of principles and tools that we believe constitute a proven methodology to maximize management effectiveness. This process implies a long-term commitment to measure, administer and improve our main processes. The goal of this process is to meet or exceed customers' expectation with the optimal use of our resources.

Business Strategy

        Our mission is to add value to the agricultural products we source in which Argentina has a natural competitive advantage compared to the region. We seek to execute our mission through a vertically integrated business model that focuses on innovation and seeks to capture market opportunities through the launch of new products and the penetration of new markets.

        We believe the strength of our vertically integrated business model and our new business evaluation criteria help us to achieve synergies between our new products and our existing businesses. We aim to launch products where we can achieve cost leadership, quality recognition and a strong position in market share. The evaluation criteria that forms our business strategy framework is illustrated in the chart below.

        The three growth vectors that comprise our business strategy are:

        Continue to introduce new products in our existing product categories.    Our research and development operations are constantly working to bring new and innovative products that leverage the strength of our existing brands and cost efficiencies while responding to growing consumer demand for healthy and convenient retail products. We launched 53 new products during 2017. For example, we were the first Argentine food company to sell flour fortified with vitamins (before legislation was passed making it mandatory for all producers) as well as value-added flour products with natural yeast, including pre-mixed pizza dough, under our Pureza brand. Similarly in 2017, we launched rice crackers under our Retail Products segment to meet consumer demand while maximizing the sourcing opportunities available in our Agro-Services and Sustainable Sourcing segment. We have also launched a line of high-oleic sunflower oil which leverages the strength of our Cañuelas brand and the depth of our sourcing network. We may further build upon our success in the frozen food and food service business by potentially increasing the size of our Spegazzini facility, which uses highly automated production processes. Our frozen product line also included ready-made products, such as doughnuts and muffins.

        Continue to diversify into new product categories by leveraging on the strengths of each of the steps of our production process.    We believe that our integrated supply chain in conjunction with our experience in Retail Products allows us to successfully take new products from idea to execution phase swiftly and effectively. More recently, in 2016 we expanded into the frozen food business line through new direct-to-consumer retail products under our Mamá Cocina brand. Following construction, our Spegazzini facility started producing and commercializing frozen food products (including pre-baked bread, croissants and pizzas) through retailers and food services stores, all of which we intend to distribute through our existing frozen distribution channel.

        Continue to increase our market presence in the region as a leading consumer product company.    We believe that our existing distribution network, our efficient production processes and high quality products make it easier for us to rollout new products in the region for which there might be significant demand. In particular, we plan to leverage our distribution network with Cencosud, Walmart, Carrefour and DIA to introduce new products in the region. Similarly, in Uruguay, we are currently present through various recognized brands and we expect to launch new retail products. In Brazil, we intend to use our experience in flour production and branded industrial products sales to commercialize branded consumer food products reformulated to match the tastes of the Brazilian market. In 2017, we entered into a 30-year lease of a milling facility in Brazil in order to increase our production capacity in the Brazilian market. We also plan to foster our commercial efforts in Chile and Bolivia by integrating the supply chain from our food production facilities located in the northern and western parts of Argentina and exporting tailor made products into both countries through our existing commercial offices. As part of these efforts, we will seek to leverage our existing relationships with customers with which we already do significant business in Uruguay and Chile. In addition, following the increase in milling capacity resulting from the Cargill Acquisition, we will seek to source more agricultural products in order to increase the production of our retail and branded industrial products and commercialize such products from our Retail Products and Branded Industrial Products segments into Brazil, Chile, Uruguay and Bolivia. We expect to continue to identify and opportunistically open new markets in countries or regions where we believe we have commercial, productive and/or logistical competitive advantages.

        We believe that the combination of our business strengths with our innovative product development strategy helps us to fulfill the changing needs of our customers while leveraging the efficiencies offered by our distribution model and vertically integrated production process. These capabilities are reinforced by our competitive advantage and generate steady and healthy financial returns.

Investments

        We continuously make investments in our business to support our growth. In 2016, we have built our frozen product line facility in Carlos A. Spegazzini and also acquired Cargill's seven mills in Argentina.

Frozen Food Product Line Facility in Carlos A. Spegazzini, Argentina

        In 2016, we invested approximately US$100 million in our modern and technologically-advanced Spegazzini facility. The facility's production lines and equipment serve our frozen food, biscuits, cookies and crackers and bread crumbs products business lines in our Retail Products segment and cover dough preparation and the storage of frozen food products through technologically-advanced hybrid automated lines for the production of both dry and frozen retail products including pizzas, bread for a variety of uses, croissants and pastries, muffins, doughnuts, crackers and bread crumbs. As the sales volume of our products produced in our Spegazzini facility continues to grow, we may plan an increase in its production capacity.

Cargill Acquisition

        On August 31, 2016, we completed the Cargill Acquisition through which we acquired seven operating mills in Argentina, which have an installed milling capacity of 1.57 million tonnes of wheat per year. These mills have high fixed costs and low variable costs through which we believe we will experience significant synergies once they commence operations at full capacity as part of our Branded Industrial Products segment. The Cargill Acquisition offers us strategic benefits and the potential to realize what we believe will be significant synergies in part due to the geographic complementarity of the milling assets acquired with those we already own. Due to the costs currently associated with transportation, our mills in Argentina are economically attractive to our network of farmers. The mills acquired in the Cargill Acquisition resulted in little or no overlap with the geographic location of our existing mills. We believe that the additional capacity created by the Cargill Acquisition provides us with an opportunity to direct more of our industrial flour output in Argentina towards exports to other countries in the region, especially Brazil. The reliable supply of our Agro-Services and Sustainable Sourcing business as well as our extensive network of clients for our Branded Industrial Products segment and the growing demand of our Retail Products segment will allow us to improve the utilization rate of these mills in order to maximize their output and improve efficiency. We further believe that our logistical operations and our track record in operational efficiencies will improve output at the newly acquired mills over time.

        At the time of acquisition, the acquired mills had been operating at an average of 47.6% of their installed milling capacity for the eight-month period ended August 30, 2016. For the period from the closing of the Cargill Acquisition through November 30, 2016, the business comprised in the Cargill Acquisition contributed AR$566 million and AR$108 million, respectively, to the net sales and Adjusted Segment EBITDA for our Branded Industrial Products segment.

Certain Operational and Financial Metrics

        The following sets forth certain operational and financial metrics that we use in evaluating our business and results of operation:

	For the Three-Month Period Ended February 28,		For the Fiscal Year Ended November 30,
	2018		2017	2016	2015
	(unaudited)
Argentina Increase (decrease) in GDP (unaudited)	N/A		2.90%	(1.80)%	2.65%
Consolidated Metrics
Total Net Sales Net of Pass-Through Sales (thousands of pesos)	5,135,438		20,876,599	22,956,936	15,580,462
Total Margin Before Operating Expenses (thousands of pesos)	1,495,680		6,433,598	7,235,613	4,945,430
Total Margin Before Operating Expenses / Net Sales (unaudited)	29.1%		30.8%	31.5%	31.7%
Total Adjusted Segment EBITDA (unaudited) (thousands of pesos)(1)	502,549		2,428,518	2,276,759	1,092,616
Adjusted ROIC (unaudited)(2)	N/M	(c)	14.6%	20.4%	14.3%
Retail Products Segment
Sales Volume (tonnes) (unaudited)(13)	93,427		383,144	402,982	397,518
Retail Products Production (tonnes) (unaudited)	73,479		346,585	350,151	327,453
Total Retail Products Plants (unaudited)(3)	8		8	8	8
Installed Capacity (tonnes) (unaudited)(4)	147,763		555,390	486,300	446,114
Average Installed Capacity Utilization Rate (unaudited)(5)	50.0%		62.4%	72.0%	73.4%
Net Sales (thousands of pesos)(6)	1,446,916		5,165,343	3,717,638	2,460,545
Margin Before Operating Expenses (thousands of pesos) (unaudited)	460,979		1,589,005	1,398,838	692,774
Margin Before Operating Expenses / Net Sales (unaudited)	31.9%		30.8%	37.6%	28.2%
Adjusted Segment EBITDA (thousands of pesos)(7)	217,273		772,351	568,793	220,250
Adjusted Segment EBITDA Margin (unaudited)(8)	15.02%		14.95%	15.30%	8.95%
Branded Industrial Products Segment
Total Wheat Processed, Before Cargill Acquisition (tonnes) (unaudited)	—		—	1,108,907	1,108,975
Total Wheat Processed, Including Cargill Acquisition (tonnes) (unaudited)(9)	434,555		1,878,338	1,275,826	—
Total Flour Sales, Including Cargill Acquisition (tonnes) (unaudited)(14)	278,101		1,187,565	904,230	815,115
Branded Industrial Flour Plants (unaudited)(10)	17		17	16	9
Other Branded Industrial Plants (unaudited)(10)	2		2	2	2
Total Installed Wheat Mill Capacity Before Cargill Acquisition (tonnes) (unaudited)(4)	—		—	1,549,632	1,450,632
Total Installed Wheat Mill Capacity After Cargill Acquisition (tonnes) (unaudited)(4)(15)	854,516		3,362,348	3,118,656	—
Total Installed Mill Utilization Rate (unaudited)(11)(12)	51.0%		55.9%	71.6%	76.4%
Net Sales (thousands of pesos)(6)	2,379,951		8,866,709	11,281,549	10,033,966
Margin Before Operating Expenses (thousands of pesos) (unaudited)	757,343		2,735,954	4,010,312	2,846,600
Margin Before Operating Expenses / Net Sales (unaudited)	31.82%		30.86%	35.5%	28.4%
Adjusted Segment EBITDA(7) (thousands of pesos)	219,682		755,008	1,137,416	337,723
Adjusted Segment EBITDA Margin (unaudited)(8)	9.23%		8.52%	10.08%	3.37%
Agro-Services and Sustainable Sourcing Segment
Volume Bought from Farmers (tonnes) (unaudited)	1,189,447		4,849,597	5,112,811	5,447,172
Net Sales (thousands of pesos)(6)	1,308,571		6,844,547	7,957,749	3,085,951
Margin Before Operating Expenses (thousands of pesos) (unaudited)	277,358		2,108,639	1,826,463	1,406,056
Margin Before Operating Expenses / Net Sales (unaudited)	21.20%		30.81%	22.95%	45.56%
Adjusted Segment EBITDA(7) (thousands of pesos)	65,594		901,159	570,550	534,643
Adjusted Segment EBITDA Margin (unaudited)(8)	5.01%		13.17%	7.17%	17.33%

	For the Three-Month Period Ended February 28,	For the Fiscal Year Ended November 30,
	2018	2017	2016	2015
	(unaudited)
Port (unaudited)	1	1	1	1
Total Number of Branches (unaudited)	61	62	62	—
Total Number of One-Stop Supply Stores (unaudited)	52	53	54	—
Total Number of Conditioning and Storage Centers (unaudited)	19	19	20	—

(1)
For a reconciliation of Total Adjusted Segment EBITDA, see "Summary Consolidated Combined Financial Data—Non-IFRS Information—Total Adjusted Segment EBITDA".

(2)
We define Adjusted Return on Invested Capital, which we refer to as Adjusted ROIC, as the ratio of profit/(loss) for the period / year before gain on acquisition of businesses and financial results, net, for a given period to the sum of the average for the beginning and end of such period of Net Debt and total shareholders' equity. The following is a reconciliation of Adjusted ROIC:

	For the Three-Month Period Ended February 28,	As of and for the Fiscal Year Ended November 30,
	2018	2017	2016	2015
	(unaudited)	(in thousands of Pesos)
Profit/(loss) for the period / year	(1,809,201)	(250,962)	864,382	11,931
Gain on acquisition of businesses	—	—	1,084,327	—
Financial results, net	(2,979,971)	(2,226,632)	(2,195,418)	(855,371)
Results from Operations Before Financing After Taxes	1,170,770	1,975,670	1,975,473	867,302
Net debt (unaudited)(*)	18,095,322	13,996,861	6,584,381	4,171,105
Average Net Debt (unaudited)(a)	16,046,092	10,290,621	5,377,743	3,201,009
Total Shareholders' Equity	977,809	938,025	5,499,720	3,149,787
Average Total Shareholders' Equity (unaudited)(b)	957,917	3,218,873	4,324,754	2,845,759

Sum of the Average Net Debt and Average Total Shareholders' Equity (unaudited)	17,004,009	13,509,494	9,702,497	6,046,768

Adjusted ROIC (unaudited)	N/M (c)	14.6%	20.4%	14.3%

(a)
Average Net Debt is calculated by taking the average of the Net Debt of the beginning and end of the given period.

(b)
Average Total Shareholders' Equity is calculated by taking the average of Total Shareholder's Equity of the beginning and end of the given period.

(c)
Adjusted ROIC ratio for the three-month period ended February 28, 2018 is not meaningful for comparative purposes because Adjusted ROIC is only for the three-month period ended February 28, 2018. As such, the ratio is not readily comparable with the ratios prepared using annual Adjusted ROIC.

(*)
See "Presentation of Financial and Certain Other Information—Non-IFRS Information—Net Debt to Total Adjusted Segment EBITDA."
(3)
Refers to number of plants with Retail Products segment production lines.

(4)
Installed capacity figures refer to installed production capacity as of the last day of the given period.

(5)
Average Installed Capacity Utilization Rate refers to the ratio of actual production for the fiscal year to total production plant installed production capacity for the given period. For a description of each plant or mill's utilization rate, capacity and production, see "Business—Properties and Facilities—Retail Products and Branded Industrial Products Segments."

(6)
Refers to total segment sales net of intersegment sales and net of pass-through sales.

(7)
We define Adjusted Segment EBITDA as a segment's share of our line item results from operations before financing and taxation and before depreciation and amortization. Adjusted Segment EBITDA excludes certain items that are not considered part of our Company's core operating results. Finance income, finance cost and exchange differences are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of our Company.

(8)
Adjusted Segment EBITDA Margin is the ratio of our Adjusted Segment EBITDA to net sales per segment net of intersegment sales.

(9)
Includes tonnes of wheat processed by mills acquired in the Cargill Acquisition after the date of the Cargill Acquisition.

(10)
Refers to number of plants with Branded Industrial segment production lines.

(11)
Does not include production figures as a result of the Cargill Acquisition for the fiscal year ended November 30, 2015 and 2016.

(12)
Installed Mill Utilization Rate refers to the ratio of actual production for the given period to installed milling capacity for the given period. For a description of each plant or mill's utilization rate, capacity and production, see "Business—Properties and Facilities—Retail Products and Branded Industrial Products Segments."

(13)
Refers to the volume of sales made to third parties.

(14)
Refers to the volume of sales made to third parties including sales to other major food groups such as Molino Río de la Plata S.A.

(15)
Installed wheat mill capacity is calculated on the basis of 30-days of operation per month and 24-hours of operations per day.

Our Offices

        Our corporate offices are located at John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina. Our telephone number is +54 (22) 2643-2885. Our website is http://www.molinocanuelas.com.ar. Information contained or accessible through our website is not incorporated by reference in, and should not be considered part of, this prospectus.

 THE GLOBAL OFFERING

        The following is a brief summary of the terms of the Global Offering. For a more complete description of our Class B ordinary shares and the ADSs, see "Description of our Share Capital" and "Description of the American Depositary Shares" in this prospectus.

Issuer	Molino Cañuelas S.A.C.I.F.I.A.
Selling shareholders

Aldo Adriano Navilli, Ricardo Alberto Navilli, Carlos Adriano Navilli, Adriana Elba Navilli and Marcos Aníbal Villemur. We refer to these individuals collectively as the Navilli family or as our principal shareholders.

Following completion of the Global Offering, the Navilli family will retain a controlling stake in the Company as the sole holders of our Class A ordinary shares. This controlling stake is discussed in detail under "Risks Related to the ADSs and our Class B Ordinary Shares—We are controlled by our principal shareholders". For further information, see "Principal and Selling Shareholders".

Class B ordinary shares offered in the Global Offering

We are offering                  Class B ordinary shares and the selling shareholders are offering                  Class B ordinary shares in the international offering and the Argentine offering. We refer to the offering in the United States and other jurisdictions outside of Argentina as the "international offering" and to the offering in Argentina as the "Argentine offering". We refer to the international offering together with the Argentine offering as the Global Offering.

Class B ordinary shares offered in the international offering

We and the selling shareholders are offering        ADSs, each representing three Class B ordinary shares, through the international underwriters in the United States and in other countries outside Argentina (or        ADSs if the international underwriters exercise their option to purchase additional ADSs, representing Class B ordinary shares, in full).

Class B ordinary shares offered in the Argentine offering

Concurrently with the international offering, we and the selling shareholders,         Class B ordinary shares are being offered in a public offering in Argentina through Argentine placement agents pursuant to a Spanish-language offering document with the same date as this prospectus. The prospectus for the Argentine offering, although in a different format in accordance with CNV Rules, contains substantially the same information as contained in this prospectus.

Over-allotment option

We have granted the international underwriters the right for a period of 30 days to purchase up to an additional                  ADSs, representing                  Class B ordinary shares, at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

Pre-emptive rights

Pursuant to Argentine law, all of our existing shareholders have pre-emptive rights to subscribe for new Class B ordinary shares, including any additional Class B ordinary shares corresponding to the over-allotment option, in a number sufficient to maintain their proportionate holdings in our total capital stock. In addition, all of our existing shareholders have accretion rights, which permit them to subscribe for new Class B ordinary shares, which are not subscribed for by our other existing shareholders in proportion with the percentage of Class B ordinary shares for which the subscribing existing shareholder has exercised its pre-emptive rights. In order to permit the Global Offering, our existing shareholders, including the selling shareholders, have waived the exercise of their pre-emptive and accretion rights in connection with the offering of the new Class B ordinary shares (including any additional Class B ordinary shares to cover over-allotments, if any), representing 100% of the pre-emptive and accretion rights in respect of capital increase.

Offering price

We expect that the offering price for the international offering will be between US$                  and US$                  per ADS (equivalent to AR$                  and AR$                  per ordinary share, based on a venta de divisas exchange rate of AR$                  : US$1.00 reported by the Banco de la Nación Argentina on                        , 2018).

Listing	We have applied to have the ADSs approved for listing on the NYSE under the symbol "MOLC". We have also applied to list and trade our Class B ordinary shares on the BYMA under the symbol "MOLC".
Share capital before and after Global Offering	Our share capital consists of AR$15,000,000 represented by 150,000,000 ordinary, non-endorsable shares, with a par value of AR$0.10 and the right to five vote per ordinary share.

Prior to the Delivery Date, the selling shareholders shall convert                  Class A ordinary shares into                  Class B ordinary shares, which we refer to as the Share Conversion, and such Class B ordinary shares will be offered in the Global Offering by the selling shareholders. After the Share Conversion and immediately after the Global Offering (without giving effect to the over-allotment option) we will have                  Class A ordinary shares and                  Class B ordinary shares.

Immediately after the Global Offering our principal shareholders, the Navilli family, will own shares representing        % of our total capital (including 100% of the Class A ordinary shares) and        % of total voting rights, assuming the placement of all Class B ordinary shares offered and no exercise of international underwriters' over-allotment option. If the international underwriters exercise their over-allotment option in full, we will have                  Class A ordinary shares and                  Class B ordinary shares outstanding, and our principal shareholders, the Navilli family, will own shares representing        % of our total capital (including 100% of the Class A ordinary shares) and        % of total voting rights.

Each ordinary share of our share capital represents the same economic interests, except that holders of our Class A ordinary shares shall be entitled to five votes per Class A ordinary share and holders of our Class B ordinary shares shall be entitled to one vote per Class B ordinary share. All such ordinary shares shall be book-entry shares, with a par value of AR$0.10 per share. See "Description of our Share Capital."

Following completion of the Global Offering, the Navilli family will retain a controlling stake in the Company as the sole holders of our Class A ordinary shares. This controlling stake is discussed in detail under "Risks Related to the ADSs and our Class B Ordinary Shares—We are controlled by our principal shareholders." For further information, see "Principal and Selling Shareholders."

Use of proceeds

We estimate that the net proceeds to us in the Global Offering (based on the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated expenses incurred in connection with the Global Offering, will be approximately US$             million. If the international underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately US$             million.

We will not receive any proceeds from the sale of ADSs or Class B ordinary shares by the selling shareholders.
We intend to use the net proceeds from the Global Offering to repay indebtedness. See "Use of Proceeds."
American Depositary Shares offered

Each ADS represents three Class B ordinary shares and may be evidenced by an American Depositary Receipt, or ADR. The ADSs will be issued under a deposit agreement among us, The Bank of New York Mellon, or the ADS Depositary, and the registered holders and indirect holders and beneficial owners from time to time of ADSs issued thereunder.

Voting rights

Holders of our Class B ordinary shares are entitled to one vote for each Class B ordinary share at any of our shareholders' meetings. See "Description of our Share Capital". Pursuant to the deposit agreement and subject to Argentine law and our bylaws, holders of ADSs are entitled to instruct the ADS Depositary to vote or cause to be voted the number of Class B ordinary shares represented by such ADSs. See "Description of the American Depositary Shares". For a description of certain agreements among our shareholders concerning the voting of our shares, see "Principal and Selling Shareholders". References to our bylaws in this prospectus are to our bylaws as adopted upon the effectiveness of the Global Offering.

Holders of Class A ordinary shares are entitled to five votes per Class A ordinary share; provided however, that holders of Class A ordinary shares are entitled to only one vote with regard to certain issues detailed in the last paragraph of Article 244 of the Argentine General Companies Law 19.550, as amended, which we refer to as the Argentine General Companies Law; provided further that the favorable vote of two thirds of the votes held by the holders of Class A ordinary shares is required for certain specific matters. See "Description of our Share Capital—Bylaws—Shareholders' Meetings".

Dividends

Under Argentine law, the declaration, payment and amount of dividends on the Class B ordinary shares are subject to the approval of shareholders and certain other requirements. Subject to the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared on the Class B ordinary shares represented by such ADSs to the same extent as the holders of the Class B ordinary shares. Cash dividends will be paid in Pesos and will be converted by the ADS Depositary into U.S. Dollars at an exchange rate determined by it on the date of conversion and paid to the holders of ADSs, net of any dividend distribution fees, currency conversion expenses, taxes or governmental charges. See "Dividend Policy", "Description of our Share Capital" and "Description of the American Depositary Shares".

We currently have no plans to pay dividends following the completion of the Global Offering because we expect to retain our earnings for use in the development and expansion of our business. See "Dividend Policy."

Principal shareholders

The following table summarizes the percentage of our outstanding ordinary shares that will be held by our principal shareholders, in the form of Class A ordinary shares, after giving effect to the Global Offering:

Shares Held
	Aldo Adriano Navilli		%
	Carlos Adriano Navilli		%
	Ricardo Alberto Navilli		%
	Adriana Elba Navilli		%
	Marcos Aníbal Villemur		%

Following completion of the Global Offering, the Navilli family will retain a controlling stake in the Company as the sole holders of our Class A ordinary shares. This controlling stake is discussed in detail under "Risks Related to the ADSs and our Class B Ordinary Shares—We are controlled by our principal shareholders". For further information, see "Principal and Selling Shareholders".
Lock-up agreements

We, the selling shareholders and our directors and executive officers have agreed with the international underwriters, subject to certain exceptions, not to sell or dispose of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares of our capital stock during the period commencing on the date of this prospectus until 180 days after the completion of the Global Offering.

ADS Depositary	The Bank of New York Mellon.
Taxation	For a discussion of the material U.S. and Argentine federal tax considerations relating to an investment in the ADSs or our Class B ordinary shares, see "Taxation".
Jurisdiction and arbitration

Pursuant to Article 46 of Law No. 26.831, as amended, which we refer to as the Argentine Capital Markets Law, companies whose shares are listed on any authorized market (including the BYMA), such as we intend our Class B ordinary shares to be, are subject to the jurisdiction of the arbitration court of such authorized market for all matters concerning such companies' relationship with shareholders and investors, without prejudice to the right of shareholders and investors to submit their claims to any court. For all matters relating to the deposit agreement and the ADSs, we will submit to the jurisdiction of the state and federal courts located in the state of New York.

Risk Factors	Investing in our Class B ordinary shares involves risks. See "Risk Factors" beginning on page 33 for a discussion of certain significant risks you should consider before making an investment decision.

        Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the international underwriters.

SUMMARY CONSOLIDATED COMBINED FINANCIAL DATA

        You should read the summary consolidated combined financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Selected Consolidated Combined Financial Data," and our consolidated combined financial statements and related notes included elsewhere in this prospectus.

        The summary consolidated combined financial information presented below under the captions "Consolidated Combined Statements of Comprehensive Income Data" and "Consolidated Combined Statements of Cash Flows Data" for the three-month periods ended February 28, 2017 and 2018 and the summary consolidated combined financial information presented below under the caption "Consolidated Combined Statements of Financial Position Data" as of February 28, 2018, have been derived from our unaudited interim condensed consolidated combined financial statements included elsewhere in this prospectus.

        The summary consolidated combined financial information presented below under the captions "Consolidated Combined Statements of Comprehensive Income Data" and "Consolidated Combined Statements of Cash Flow Data" for the years ended November 30, 2015, 2016 and 2017 and the summary consolidated combined financial information presented below under the caption "Consolidated Combined Statements of Financial Position Data" as of November 30, 2016 and 2017 have been derived from our audited consolidated combined financial statements included elsewhere in this prospectus. The summary consolidated combined financial information presented below under the caption "Consolidated Combined Statements of Comprehensive Income Data" and "Consolidated Combined Statements of Cash Flow Data" for the year ended November 30, 2014 and the summary consolidated combined financial information presented below under the caption "Consolidated Combined Statements of Financial Position Data" as of November 30, 2014 and 2015 and as of December 1, 2013 have been derived from our audited consolidated combined financial statements as of December 1, 2013, and November 30, 2014, 2015 and 2016 and for the years ended November 30, 2014, 2015 and 2016 included in our F-1/A filed with the SEC on November 6, 2017, as the information was no longer required to be included in our audited consolidated combined financial statements pursuant to Item 8.A.2 of Form 20-F.

        We prepare our audited consolidated combined financial statements in accordance with IFRS as issued by the IASB. We have applied all IFRS issued by the IASB effective at the time of preparing our consolidated combined financial statements. We applied IFRS for the first time for our fiscal year ended November 30, 2016. The opening IFRS statement of financial position was prepared as of our transition date of December 1, 2013.

        We prepare our unaudited interim condensed consolidated combined financial statements in accordance with IAS 34 Interim Financial Reporting. The accounting principles used in the preparation of our unaudited interim condensed consolidated combined financial statements are consistent with those used in the preparation of our audited consolidated combined financial statements. Our unaudited interim condensed consolidated combined financial statements do not include all the information and disclosures required in our audited consolidated combined financial statements and accordingly should be read in conjunction with them.

        Our consolidated combined financial statements are not adjusted for inflation in accordance with IAS29. For more information on inflation, see "Presentation of Financial and Certain Other Information—Inflation."

	For the Three-Month Period Ended February 28		For the Fiscal Year Ended November 30,
Consolidated Combined Statements of Comprehensive Income Data	2018	2017	2017	2016	2015	2014
	(in thousands of Pesos except for shares and per share data)		(in thousands of Pesos except for shares and per share data)
Net sales	7,526,520	4,167,678	27,783,907	32,317,700	22,134,392	19,821,199
Cost of sales	(6,051,875)	(3,105,228)	(21,544,571)	(25,082,087)	(17,188,962)	(15,667,852)
Changes in fair value of biological assets	21,035	—	194,262	—	—	—

Margin before Operating Expenses	1,495,680	1,062,450	6,433,598	7,235,613	4,945,430	4,153,347

Selling expenses	(878,575)	(621,255)	(3,509,236)	(4,418,472)	(3,546,987)	(2,967,422)
Administrative expenses	(318,353)	(195,543)	(1,109,317)	(827,287)	(510,605)	(443,732)
Other operating income, net	8,517	(6,359)	20,485	10,882	27,637	24,088

Results from Operations Before Financing and Taxation	307,269	239,293	1,835,530	2,000,736	915,475	766,281

Financial income	38,350	22,065	192,033	323,429	230,221	267,655
Financial costs	(330,633)	(162,782)	(1,121,121)	(1,070,446)	(687,128)	(506,041)
Exchange differences, net	(2,687,688)	295,464	(1,297,544)	(1,448,401)	(398,464)	(311,690)

Financial results, net	(2,979,971)	154,747	(2,226,632)	(2,195,418)	(855,371)	(550,076)

Gain on acquisition of businesses(1)	—	—	—	1,084,327	—	—

(Loss)/Profit before Income Tax	(2,672,702)	394,040	(391,102)	889,645	60,104	216,205

Income tax-benefit/(expense)	863,501	(94,149)	140,140	(25,263)	(48,173)	(68,396)

(Loss)/Profit for the period	(1,809,201)	299,891	(250,962)	864,382	11,931	147,809

(Loss)/profit attributable to equity holders of the parent	(1,809,201)	299,891	(250,962)	864,382	11,931	147,809

Adjusted average number of ordinary shares outstanding	150,000,000	150,000,000	150,000,000	150,000,000	150,000,000	150,000,000
(Loss)/profit per share attributable to equity holders (in Pesos or U.S. Dollars as the case may be)	(12.06)	2.00	(1.67)	5.76	0.08	0.99
OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss
Exchange difference on translation of foreign operations	145,937	(900)	9,854	175,444	19,564	71,072
Items that will not be reclassified to profit or loss
Revaluation of property, plants and equipment	1,503,272	—	3,135,100	2,929,983	915,093	1,029,368
Income tax expense	330,698	—	(1,096,542)	(1,028,497)	(320,531)	(360,525)

Total Other Comprehensive Income	1,979,907	(900)	2,048,412	2,076,930	614,126	739,915

Total Comprehensive Income	170,706	298,991	1,797,450	2,941,312	626,057	887,724

(1)
For a further description of this line item, see Note 29.3 to our audited consolidated combined financial statements.

	For the Three-Month Period Ended February 28,	For the Fiscal Year Ended November 30				As of December 1,
Consolidated Combined Statements of Financial Position Data	2018	2017	2016	2015	2014	2013
	(in thousands of Pesos)	(in thousands of Pesos)
ASSETS(1)
Non-Current Assets
Property, plant and equipment, net	16,801,410	15,025,769	11,714,621	5,348,675	4,160,354	2,639,214
Investment property, net	82,886	—	54,494	72,626	70,337	577
Intangible assets, net	90,521	95,082	114,471	14,359	15,280	9,957
Investments in associates	—	—	—	—	653	443
Deferred income tax assets	42,956	37,357	34,350	18,478	21,232	6,519
Other investments	—	—	15	133	235	83
Other receivables, net	19,309	14,307	359,790	78,569	61,313	101,996
Trade receivables, net	—	—	—	4,439	—	—

Total Non-Current Assets	17,037,082	15,172,515	12,277,741	5,537,279	4,329,944	2,758,789

Current Assets
Inventories	5,732,884	5,187,560	2,490,685	1,538,785	1,292,022	832,855
Biological Assets	546,763	518,860	—	—	—	—
Other receivables, net	1,962,093	2,013,909	1,126,326	903,022	517,126	495,189
Trade receivables, net	3,044,626	2,723,687	5,592,599	4,382,579	2,846,578	2,140,152
Other Investments	—	—	—	—	109	1,724
Financial assets at fair value	—	—	—	26,158	23,015	17,580
Derivatives	110,680	10,131	315,164	211,321	158,633	69,471
Cash and cash equivalents	2,801,386	3,925,721	3,794,667	943,731	1,121,351	865,445

Total Current Assets	14,198,432	14,379,868	13,319,441	8,005,596	5,958,834	4,422,416

Total Assets	31,235,514	29,552,383	25,597,182	13,542,875	10,288,778	7,181,205

SHAREHOLDERS' EQUITY(2)
Common stock	15,000	15,000	12,000	12,000	12,000	12,000
Additional paid-in capital	25,414	25,414	25,414	25,414	25,414	25,414
Reserves	8,978,498	6,998,591	4,717,491	2,640,561	2,026,435	1,286,520
Retained earnings	(8,041,103)	(6,100,980)	744,815	471,812	477,881	329,995

Total Shareholders' Equity	977,809	938,025	5,499,720	3,149,787	2,541,730	1,653,929

LIABILITIES
Non-Current Liabilities
Borrowings	10,509,989	11,883,245	6,234,323	1,215,844	1,224,210	620,550
Deferred income tax liabilities	1,339,793	2,411,554	2,747,057	1,251,968	982,175	643,322
Trade and other payables	—	—	189,041	13,850	72,760	13,498

Total Non-Current Liabilities	11,849,782	14,294,799	9,170,421	2,481,662	2,279,145	1,277,370

CURRENT LIABILITIES
Borrowings	10,386,719	6,039,337	4,144,725	3,898,992	2,128,053	2,235,964
Current income tax payable	3,960	41,971	103,828	1,563	10,148	27,659
Provisions	102,289	96,221	67,789	27,649	13,600	10,212
Derivatives	—	—	1,154	1,365	27,479	1,310
Trade and other payables	7,914,955	8,142,030	6,609,545	3,981,857	3,288,623	1,974,761

Total Current Liabilities	18,407,923	14,319,559	10,927,041	7,911,426	5,467,903	4,249,906

Total Liabilities	30,257,705	28,614,358	20,097,462	10,393,088	7,747,048	5,527,276

Total Equity and Liabilities	31,235,514	29,552,383	25,597,182	13,542,875	10,288,778	7,181,205

(1)
Our audited consolidated combined financial statements for the year ended November 30, 2016 do not reflect the consideration paid in connection with the Reorganization subsequent to November 30, 2016. All consideration paid in connection with the Reorganization is fully reflected in our audited consolidated combined statement of financial position as of the fiscal year ended November 30, 2017. For further information on these see "Presentation of Financial and Other Information—The Reorganization" and "Business—Our Corporate Structure and the Reorganization."

	For the Three-Month Period Ended February 28,		For the Fiscal Year Ended November 30,
Consolidated Combined Statement of Cash Flow Data	2018	2017	2017	2016	2015	2014
	(in thousands of Pesos)		(in thousands of Pesos)
Change in cash and cash equivalents
Cash and cash equivalents at beginning of year	3,925,721	3,794,667	3,794,667	943,731	1,121,351	865,445
Cash and cash equivalents at end of period / year	2,801,386	1,784,785	3,925,721	3,794,667	943,731	1,121,351

Net (decrease)/increase in cash and cash equivalents	(1,124,335)	(2,009,882)	131,054	2,850,936	(177,620)	255,906

Operating activities:
(Loss)/Profit for the period/year	(1,809,201)	299,891	(250,962)	864,382	11,931	147,809
Income tax expenses / (benefit)	(863,501)	94,149	(140,140)	25,263	48,173	68,396
Adjustments for:
Changes in fair value of biological assets	(21,035)	—	(194,262)	—	—	—
Depreciation	190,038	99,717	573,092	265,496	172,574	120,190
Amortization	5,242	4,431	19,896	10,527	4,567	2,424
Change in fair value of derivatives	(100,549)	270,991	303,879	(104,054)	(78,803)	(62,992)
Provisions	8,774	9,526	36,347	40,140	14,049	3,388
Allowance for doubtful accounts	1,920	(1,959)	(9,285)	30,251	1,261	13,906
Results from sale of equity investments	—	(3,120)	(3,320)	(4,310)	(13,875)	—
Gain on acquisition of businesses	—	—	—	(1,084,327)	—	—
Results from sale of property, plant and equipment	(897)	(790)	(1,211)	(2,271)	(4,852)	(940)
Net interest accrued	476,780	140,716	1,280,218	747,017	456,907	238,386
Net exchange differences accrued and not paid	2,421,132	(76,089)	1,069,994	1,355,250	36,607	37,591
Interest collected	36,476	20,662	186,940	314,460	228,606	264,711
Income tax paid	—	(93,922)	(136,675)	(50,014)	(80,686)	(54,544)
Change in inventories	(545,324)	(226,142)	(2,696,875)	(731,347)	(246,763)	(459,167)
Changes in biological assets	(6,868)	—	(324,598)	—	—	—
Change in accounts receivable	(75,202)	4,750,716	2,766,445	(1,710,106)	(1,943,592)	(687,680)
Change in accounts payable	(374,389)	(2,132,044)	841,725	2,572,380	632,524	1,373,124
Change in other operating assets and liabilities, net	(85,754)	(1,381,275)	(548,157)	(11,742)	(49,608)	(117,643)
Net cash (used in)/ generated from operating activities	(742,358)	1,775,458	2,773,051	2,526,995	(810,980)	886,959

Investing activities
Purchases of property, plant and equipment	(160,704)	(339,507)	(803,459)	(1,284,842)	(419,393)	(563,511)
Purchases of investment property	(30,990)	—	(1,000)	(6,100)	(2,468)	(69,609)
Purchases of intangible assets	(435)	(3,793)	(5,308)	(2,479)	(3,129)	(6,801)
Sales of property plant and equipment	1,258	110,146	227,361	21,670	17,653	36,423
Acquisition of businesses	—	—	—	(736,190)	—	—
Sales of related companies	—	3,120	3,320	43,095	14,573	—
Sales of intangible assets	—	4,499	—	—	(492)	507
Net cash used in investing activities	(190,871)	(225,535)	(579,086)	(1,964,846)	(393,256)	(602,991)

Financing activities
Loans paid	(2,172,146)	(5,314,442)	(10,358,531)	(11,250,069)	(3,999,372)	(3,553,332)
Borrowings	2,217,288	8,318,058	15,692,108	14,776,968	5,698,424	3,983,752
Interest paid	(282,569)	(156,794)	(926,944)	(1,045,344)	(655,479)	(504,329)
Effects of reorganization	—	(6,412,047)	(6,412,047)	(310,099)	—	77
Contributions	—	13,900	13,901	—	—	—
Dividends paid	(30,000)	—	(77,280)	(74,200)	(16,200)	—
Cost of issuing equity instruments	(43,156)	—	(64,759)	—	—	—
Net cash (used in)/ generated by financing activities	(310,583)	(3,551,325)	(2,133,552)	2,097,256	1,027,373	(73,832)

Foreign exchange gain/(losses) on cash and cash equivalents	119,477	(8,480)	70,641	191,531	(757)	45,770
Net (decrease)/increase in cash and cash equivalents	(1,124,335)	(2,009,882)	131,054	2,850,936	(177,620)	255,906

Non-cash investing and financing activities
Acquisition of property, plant and equipment by finance lease	125,421	—	163,519	—	2,971	2,414

Acquisition of investment property	51,896	—	—	—	—	—

Effects of reorganization owed and not paid	—	217,677	(618,001)	—	—	—
Dividends declared not paid	—	227,000	579,000	207,080	1,800	—
Dividends declared per share	—	1.51	3.86	1.88	0.12	—

  Adjusted Segment EBITDA

        The following tables set forth certain key financial and operational data for the fiscal years ended November 30, 2015, 2016 and 2017 and for the three-month period ended February 28, 2017 and 2018.

	For the Three- Month Period Ended February 28,		For the Fiscal Year Ended November 30,
	2018	2017	2017	2016	2015	2014
	(in thousands of Pesos)		(in thousands of Pesos)
Adjusted Segment EBITDA(1) Retail Products segment	217,273	128,193	772,351	568,793	220,250	312,504
Adjusted Segment EBITDA(1) Branded Industrial Products segment	219,682	175,368	755,008	1,137,416	337,723	354,164
Adjusted Segment EBITDA(1) Agro-services and Sustainable Sourcing segment	65,594	39,880	901,159	570,550	534,643	222,227
Adjusted Segment EBITDA Margin(2) Retail Products segment (unaudited)	15.02%	11.51%	14.95%	15.30%	8.95%	13.06%
Adjusted Segment EBITDA Margin(2) Branded Industrial Products segment (unaudited)	9.23%	10.65%	8.52%	10.08%	3.37%	5.26%
Adjusted Segment EBITDA Margin(2) Agro-services and Sustainable Sourcing segment (unaudited)	5.01%	5.06%	13.17%	7.17%	17.33%	NM (3)

(1)
We define Adjusted Segment EBITDA as a segment's share of our line item results from operations before financing and taxation before depreciation and amortization. Adjusted Segment EBITDA excludes certain items that are not considered part of our Company's core operating results. Finance income, finance cost and exchange differences are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of our Company.

(2)
Adjusted Segment EBITDA Margin is the ratio of our Adjusted Segment EBITDA to net sales per segment net of intersegment sales.

(3)
Ratios for the year 2014 are not comparable due to changes in the presentation of segment information for our Agro-Services and Sustainable Sourcing segment such that net sales to third parties are now presented net of "pass-through grain sales." For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Segment Information and Non IFRS Financial Measures--Recent Change in Reporting for our Agro-Services and Sustainable Sourcing Segment."

  Non-IFRS Measurements

  Total Adjusted Segment EBITDA

        The following table presents a reconciliation of Total Profit to Total Adjusted Segment EBITDA for each of the periods/fiscal years indicated.

	For the Three-Month Period Ended February 28,		For the Fiscal Year Ended November 30,
	2018	2017	2017	2016	2015	2014
	(unaudited) (in thousands of Pesos)		(in thousands of Pesos)
(Loss)/Profit for the period/year	(1,809,201)	299,891	(250,962)	864,382	11,931	147,809
Income tax (benefit)/expenses	(863,501)	94,149	(140,140)	25,263	48,173	68,396
(Loss)/Profit Before Income Tax	(2,672,702)	394,040	(391,102)	889,645	60,104	216,205
Gain on acquisition of businesses	—	—	—	(1,084,327)	—	—
Depreciation & amortization	195,280	104,148	592,988	276,023	177,141	122,614
Financial income	(38,350)	(22,065)	(192,033)	(323,429)	(230,221)	(267,655)
Financial costs	330,633	162,782	1,121,121	1,070,446	687,128	506,041
Exchange differences, net	2,687,688	(295,464)	1,297,544	1,448,401	398,464	311,690
Total Adjusted Segment EBITDA (unaudited)	502,549	343,441	2,428,518	2,276,759	1,092,616	888,895

  Net Debt to Total Adjusted Segment EBITDA

        We use the ratio of Net Debt to Total Adjusted Segment EBITDA as one of our principal measures of capital management. We define Net Debt to Total Adjusted Segment EBITDA as the ratio of borrowings minus cash and cash equivalents to Total Adjusted Segment EBITDA. The table below shows a reconciliation of this non-IFRS financial measure to total borrowings as follows:

	For the Three- Month Period Ended February 28,	For the Fiscal Year Ended November 30,
	2018	2017	2016	2015	2014
	(in thousands of Pesos)
Borrowings(1)	20,896,708	17,922,582	10,379,048	5,114,836	3,352,263
Cash and cash equivalents	2,801,386	3,925,721	3,794,667	943,731	1,121,351
Net debt (unaudited)	18,095,322	13,996,861	6,584,381	4,171,105	2,230,912

Total Adjusted Segment EBITDA (unaudited)	502,549	2,428,518	2,276,759	1,092,616	888,895

Net debt/Total Adjusted Segment EBITDA (unaudited)	N/M(2)	5.76	2.89	3.82	2.51

(1)
Borrowings includes Bank Borrowings, Obligations Under Financial Leases, Banks Overdrafts and Discounted Notes.

(2)
The Net Debt to Total Adjusted Segment EBITDA ratio for the three-month period ended February 28, 2018 is not meaningful for comparative purposes because Total Adjusted Segment EBITDA is only for the three-month period ended February 28, 2018. As such, the ratio is not readily comparable with the ratios prepared using annual Total Adjusted Segment EBITDA.

RISK FACTORS

        Investing in our Class B ordinary shares or the ADSs involves a high degree of risk, including the possibility of loss of your entire investment. Before making an investment decision, you should carefully consider the information contained in this prospectus, particularly the risks described below, as well as in our consolidated combined financial statements included elsewhere in this prospectus. Our business activities, cash flow, financial condition, results of operations and prospects could be materially and adversely affected by any of these risks. The market price of our Class B ordinary shares and the ADSs may decrease due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. Additional risks and uncertainties not currently known to us, or those that we currently deem to be immaterial, may also materially and adversely affect our business activities, cash flow, financial condition, results of operations and prospects, and affect the market price of our Class B ordinary shares and the ADSs.

Risks Related to Argentina

Investing in an emerging economy such as Argentina entails certain inherent risks.

        Argentina is an emerging economy, and investing in such markets generally carries risks. These risks include political, social and economic instability that may affect Argentina's economic results. In the past, instability in Argentina has been caused by many different factors, including the following:

  •
  adverse external economic events or factors;

  •
  fiscal deficits;

  •
  inconsistent fiscal and monetary policies;

  •
  dependence on external financing;

  •
  changes in governmental economic or tax policies;

  •
  high levels of inflation;

  •
  abrupt changes in currency values;

  •
  high interest rates;

  •
  wage increases and price controls;

  •
  exchange and capital controls;

  •
  political and social unrest;

  •
  fluctuations in Central Bank reserves; and

  •
  restrictions on exports and imports.

        Any of the above factors either individually or taken together could have adverse consequences on the Argentine economy and on our business, results of operations and financial condition.

Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition.

        Argentina has faced and continues to face high inflationary pressures. According to INDEC data, the CPI increased 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 23.9% in 2014 and 10.7% in the nine-month period ended September 30, 2015. The IPIM increased 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 9.6% in the nine-month period ended September 30, 2015.

        On January 8, 2016, Decree No. 55/2016 was issued by the federal government declaring a state of administrative emergency on the national statistical system and on the Instituto Nacional de Estadistica y Censos, which we refer to as INDEC, until December 31, 2016. INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. After the process of reorganization, on June 16, 2016, INDEC began releasing official measurements of its primary indication of inflation, the CPI. INDEC reported that the CPI increase was 41% and 26% in 2016 and 2017, respectively. In 2018, the CPI was 1.8% in January, 2.4% in February and 2.3% in March. INDEC has also published inflation figures for the IPIM. The IPIM for the year ended December 31, 2016 showed an annual increase of 34.5%. The IPIM for the year ended December 31, 2017 increased by 18.8%. In 2018, the IPIM was 4.6% in January, 4.8% in February and 1.9% in March.

        In the past, inflation has undermined the Argentine economy and the federal government's ability to create conditions conducive to growth. A return to a high inflation rate environment could also negatively affect Argentina's international competitiveness, real wages, employment rates, consumption rate and interest rates. The high level of uncertainty regarding such economic variables, and the general lack of stability in terms of inflation, could lead to reduced contract terms and affect the capability to plan ahead and make decisions. As noted above, this situation may have a negative impact on economic activity, which could materially and adversely affect our business, results of operations and financial condition.

        IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the unit of measurement that is current at the end of the reporting period. IAS 29 does not establish an absolute rate at which hyperinflation is deemed to occur. However, it is common practice to consider there is hyperinflation where changes in price levels are close to or exceed 100% on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors. Despite the high inflation rates in Argentina in recent years, we conducted an analysis pursuant to the criteria set forth in IAS 29, and we have determined that Argentina does not qualify as a hyperinflationary economy for any of the years included in our audited consolidated combined financial statements included elsewhere in this prospectus.

        As of February 28, 2018, it was not possible to calculate the three-year cumulative inflation rate in Argentina due to the fact that INDEC ceased the publication of inflation statistics from October 2015 through January 2016. In the absence of official statistics, we considered other qualitative indicators of the economic environment and determined that these indicators do not conclusively point to the existence of hyperinflation. As such we have concluded that the restatement criteria established under IAS 29 is not required at this time. We reassess inflation data periodically to determine whether this conclusion continues to be applicable.

        However, certain macroeconomic variables that affect our business, such as salary costs and the prices of inputs, have experienced a significant annual variation, a situation that must be considered when evaluating and interpreting our results of operations and financial condition as reflected in our consolidated combined financial statements included elsewhere in this prospectus. If inflation rates continue to escalate in the future, the Argentine peso may qualify as a currency of a hyperinflationary economy. In the event that our currency qualifies as part of a hyperinflationary economy our consolidated combined financial statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (i.e. the hyperinflationary currency) current at the end of each reporting period. At this time, we cannot determine the impact this would have on our results of operations and financial condition. For further information see "Presentation of Financial and Certain Other Information—Inflation" and "—Market Data and Other Information".

Political and economic instability in Argentina similar to what has been experienced in the recent past, may have an adverse effect on the Argentine economy and our business, results of operations and financial condition.

        Argentina has experienced political and socio economic instability in the past and may experience further instability in the future. In 2001 and 2002, Argentina suffered a major political, economic and social crisis, which resulted in institutional instability and a severe contraction of the economy (GDP contracted 10.9% in 2002), with significant increases in unemployment and poverty rates. Among other consequences, the crisis caused a large currency devaluation and led the federal government of Argentina to default on its external debt. In response, the federal government implemented a series of emergency measures, including strict foreign exchange controls and monthly limits on bank withdrawals.

        The Argentine economy experienced a recovery following the 2001-2002 crisis. Since 2008, however, it has struggled to curb strong inflationary pressures and stagnant growth, primarily as a result of the following factors: the monetary and fiscal policies introduced by the Fernández de Kirchner administration (which remained in office until December 2015); strict foreign exchange controls coupled with overvalued real exchange rates that constrained foreign trade and investments; inability to obtain international financing and a decline in prices of agricultural products. The ensuing erosion of confidence in the Argentine economy resulted, among other things, in capital outflows, decreasing investment, a significant decline in the Central Bank's international reserves, and political and social unrest. According to restated information released by the INDEC, Argentina's real GDP grew by approximately 2.4% in 2013, decreased by approximately 2.5% in 2014, grew by approximately 2.6% in 2015, decreased by approximately 2.3% in 2016 and grew by approximately 2.9% in 2017.

        A new government led by Mr. Mauricio Macri was elected in November 2015 and has introduced several economic and policy reforms since then. For a further description of recent reforms, see "Business—Changes in Argentine Politics." In addition, Argentina re-entered the international capital markets, in April 2016, through an issuance of US$16.5 billion in new debt securities, and applied US$9.3 billion of the total amount raised to satisfy payments on settlement agreements with holders of approximately US$8.2 billion principal amount of defaulted bonds. The United States District Court in New York ordered the vacatur of all pari passu injunctions upon confirmation of such payments. As of the date of this prospectus, although the vast majority of claims in litigation have been settled, additional marginal litigation initiated by some holdout creditors continues in several jurisdictions. See "—Argentina's ability to obtain financing from international markets may been limited, which may in turn impair its ability to implement reforms and public policies and faster economic growth."

        Volatility in the Argentine economy and measures taken by the Argentine government have had, and are expected to continue to have, a significant impact on us. As in the recent past, Argentina's economy may be adversely affected if political and social pressures inhibit the implementation of policies by the current Argentine government designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine government are not successful. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition and results of operations.

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. Dollar and the Peso.

        We conduct a substantial portion of our operations in Argentina, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. The Peso has been subject to significant devaluation against the U.S. Dollar in the past. The Peso depreciated approximately 14.27% against the U.S. Dollar in 2012, 32.5% in 2013, 31.2% in 2014, 52.07% in 2015 (with the majority of this depreciation occurring following December 16, 2015 as a result of exchange control regulation amendments implemented by the Macri Administration), 20.37% in 2016, and 17.73% in 2017, based on official venta de divisas exchange rates reported by the Banco de la Nación Argentina.

        Our consolidated combined financial statements included elsewhere in this prospectus are presented in Pesos. Therefore, the resulting exchange differences arising from the translation of balances and transactions in U.S. Dollars to Pesos are recognized as a financial gain or expense. As a result, fluctuations in exchange rates relative to the U.S. Dollar could impair the comparability of our results from period to period and could have a material adverse effect on our business, results of operations and financial condition. In addition, our business, results of operations and financial condition are affected by changes in the Peso-to-U.S. Dollar exchange rate because the majority of our operations are conducted in Argentina and, accordingly, a significant portion of our costs are incurred in Pesos, while our revenues are primarily influenced by or denominated in U.S. Dollars due to how the price of our food products in Argentina, our largest market, tracks the U.S. Dollar prices of foods. For further information on this relationship, see "Prospectus Summary—Key Strengths—Business model naturally hedged to currency fluctuations and prices of agricultural products". Consequently, any appreciation of the U.S. Dollar relative to the Peso, to the extent not offset by inflation affecting our Peso denominated costs in Argentina, could result in favorable variations in our operating margins. Conversely, appreciation of the Peso against the U.S. Dollar may raise our costs in U.S. Dollar terms, which would increase the prices of our manufacturing equipment, products and services to our customers, which, in turn, could adversely affect our business, results of operations and financial condition and cause significant variability in our results of operations from period to period.

        Additionally, the devaluation of the Peso has led to very high inflation and significantly reduced real wages. If the Peso is subject to further significantly devaluation, the Argentine economy and our business could be adversely affected. Significant variations in the comparative value of the Peso to the U.S. Dollar could adversely affect our business, results of operations and financial condition.

Government intervention in the Argentine economy could adversely affect our business, results of operations and financial condition.

        The federal government exercises substantial control over the Argentine economy and may increase its level of intervention in certain areas of the economy, including through the regulation of market conditions and prices.

        In March 2008, the federal government introduced a system of sliding scale tax rates applicable to certain Argentine exports. This system which, according to farmers, established a maximum price for their products, caused general strikes and demonstrations within the agricultural sector, whose exports had driven the country's recovery to a large degree. These protests interrupted economic activity in the country for several months in 2008. Although the federal government subsequently terminated this tax system, the adoption of higher tax rates, or the failure by the federal government to implement measures favorable to the agricultural sector, could lead to new unrest and similar ramifications for the economy in Argentina.

        In December 2012 and August 2013, the federal congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the federal government, authorizing, for example, the CNV to appoint observers with the ability to veto the board decisions of listed companies under certain circumstances and suspend the board of directors for a period of up to 180 days. On November 17, 2016 the Macri administration submitted a bill to the federal congress to reform the Argentine Capital Markets Law, which would, among other relevant changes, eliminate this authority to appoint observers. On March 21, 2018, the draft bill was passed by the Argentine Senate, but due to modifications requested by the opposition, the draft bill will have to be approved again by the lower chamber of the Argentine

Congress. As of the date of this prospectus, the draft bill reform has not yet been approved by the lower chamber of the Argentine Congress.

        In September 2014, the Fernández de Kirchner administration enacted a law that enables the federal government to intervene in certain markets when it considers that any party to such market is trying to impose prices or supply restrictions in such market. This law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs of the population (so-called "basic needs goods"), and grants broad powers to the relevant enforcing agency to become involved in such processes. It also empowers the enforcing agency to order the sale, production, distribution and/or delivery of basic needs goods throughout the country in case of a shortage of supply.

        In May 2016, the federal congress barred companies from laying-off workers for a 180-day period, which was later vetoed by President Macri. The law has returned to the federal congress where it would need special majorities to override the veto.

        On June 29, 2016, the federal congress passed a law detailing a "National Program of Historic Reparation for Retirees and Pensioners" which aims, among other purposes, to repay retirees who sued the state over the readjustment of their pensions and to create a "universal old age pension plan" for everyone over 65 years old, even if they have never made contributions or do not qualify for the standard state pension. The new payments would be covered with the funds that the federal government hopes to obtain pursuant to a new tax amnesty and the Guarantee Sustainability Fund of the Argentine Integrated Social Security System (Fondo de Garantía de Sustentibilidad del Sistema Integrado Previsional Argentino, which we refer to as GFS) of the Argentine National Social Security Administration (Administración Nacional de la Seguridad Social, which we will refer as ANSES).

        In December 2017, the federal congress passed two laws: (i) Law 27,426 which modifies the method of calculating increases in social security benefits, and (ii) Law 27,430 which introduced reforms to the general tax law.

        In the future, the level of intervention in the economy by the federal government may continue or increase, the occurrence of which may adversely affect Argentina's economy and, in turn, our business, results of operations and financial condition. There can be no assurance that the federal government will not continue to interfere or increase its intervention by establishing prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of the technology used in our operations or products in the future or that the prices or other market conditions that the federal government might impose will allow us to freely price our products, which could have a material adverse effect on our business, results of operations and financial condition.

Expropriation policies could adversely affect our business, results of operations and financial condition.

        The federal government has in the recent past (under prior administrations) nationalized companies in various sectors. In November 2008, the Fernández de Kirchner administration nationalized and replaced the former private pension system for a public "pay as you go" pension system. As a result, all resources administered by the private pension funds were transferred to a separate fund administered by the ANSES, including shares of public companies held by the ANSES.

        On May 3, 2012, the federal congress expropriated 51% of the share capital of YPF S.A., or YPF, the principal Argentine oil company, whose shares were owned by Repsol S.A. and its affiliates. In February 2014, the federal government announced that it had agreed to pay Repsol S.A. US$5.0 billion in Argentine sovereign bonds as compensation for the seizure of the YPF shares, which although subsequently ratified by Repsol S.A.'s shareholders and the federal congress, represented approximately half of the amount originally demanded by Repsol S.A. On April 23, 2014, the agreement with

Repsol S.A. was approved by the federal congress and, accordingly, on May 8, 2014, Repsol S.A. received the Argentine sovereign bonds.

        In February 2015, the Fernández de Kirchner administration presented a bill before the federal congress seeking to revoke certain railway concessions, to renationalize the national railway system and to expand the federal government's rights to review all concessions currently in force. The bill was enacted on May 20, 2015.

        In addition, on September 23, 2015, the Fernández de Kirchner administration passed Law No. 27,181, which declared the protection of shareholder interests or equity participations held by the federal government as a minority interest to be a matter of public interest, including those shares held within the investment portfolio of the GFS, or when held by the National Ministry of Economy and Public Finance (Ministerio de Hacienda y Finanzas Públicas), currently divided into two ministries, the Ministry of Treasury (Ministerio de Hacienda) and the Ministry of Finance (Ministerio de Finanzas). The federal government is as a result forbidden from transferring those shares or equity interests and/or performing any action that limits, alters or suppresses or changes ownership, or that changes the way in which any returns from those interests are spent unless such change is mandated by a federal congress' two-thirds vote. In addition, the federal government's shares in YPF can never be transferred pursuant to applicable law. In June, 2016, the federal congress began to discuss the repeal of Law No. 27,181, with the aim of, among other matters, removing the restrictions on the disposal of the shares of the ANSES' Guarantee Sustainability Fund. The enactment of Law No. 27,260 enabled, under certain particular circumstances, the sale of shares of the ANSES' Guarantee Sustainability Fund for the payment of amounts due to those beneficiaries of the Argentine Integrated Social Security System (SIPA, after its Spanish acronym) who have judicially approved agreements with the ANSES under the Program established by Law No. 27,260. The asset realization shall be reported to the Bicameral Commission for the Control of Social Security Funds.

        Expropriation and other interventions by the federal government such as the one related to YPF can have an adverse impact on foreign investments in Argentina, the access of Argentine companies to the international capital markets and relations between Argentina and other countries, the occurrence of which could adversely affect our business, results of operations and financial condition.

The credibility of several Argentine economic indices has been called into question, which has led to a lack of confidence in the Argentine economy and could affect your evaluation of this offering and/or the market value of our Class B ordinary shares and the ADSs.

        Since 2007, the INDEC, which is the only institution in Argentina with the statutory authority to produce official national statistics, has experienced a process of institutional and methodological reforms that have given rise to controversy regarding the reliability of the information that it produces, including inflation, GDP and unemployment data. Reports published by the International Monetary Fund, or IMF, stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which showed inflation rates considerably higher than those published by INDEC since 2007. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data. On January 7, 2016, the Macri administration declared a state of administrative emergency in respect of the national statistical system and on the INDEC, until December 31, 2016. Since the declared state of emergency, the INDEC has ceased publishing certain statistical data and has only resumed publication of the CPI on June 16, 2016. On June 29, 2016, INDEC also published revised GDP data for the years 2004 through 2015. In July and October 2016, an IMF team met officers of INDEC and the finance ministry regarding the federal government's new inflation and gross domestic product statistics. Following the meeting, on November 9, 2016, the Executive Directors of the IMF lifted the motion of censure, enabling Argentina to borrow from the IMF again.

        Notwithstanding the federal government's new inflation and gross domestic product statistics, we cannot assure you that that the federal government may not vary or introduce any other measures that may affect the national statistics system, which could have a material adverse effect on our business, results of operations and financial condition.

Argentina's ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth.

        Argentina's 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina's ability to access international financing. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the restructuring of a significant portion of the defaulted bonds that were not exchanged in the 2005 restructuring. As a result of the debt exchanges carried out in 2005 and 2010, Argentina restructured approximately 93% of its defaulted debt that was eligible for restructuring. However, holdout bondholders that declined to participate in the restructuring, filed lawsuits against Argentina in several countries, including the United States. Since late 2012, rulings from courts in the United States favorable to holdout bondholders aggravated investors' concerns regarding investment in the country.

        On November, 2012, the United States District Court for the Southern District of New York in re: "NML Capital, Ltd. v. Republic of Argentina," ratified and amended the injunction order issued on February, 2012, which held that Argentina violated the pari passu clause with respect to the bondholders that had not participated in the sovereign debt restructuring in 2005 and 2010. Pursuant to such ruling, Argentina was required to pay 100% of the amounts due to the plaintiffs, simultaneously with the payment of the amounts due on the next maturity date of the bonds to the bondholders who participated in the debt restructuring. In June 2014, the U.S. Supreme Court denied Argentina's petition for a writ of certiorari of the U.S. Second Circuit Court of Appeals' ruling affirming the U.S. District Court's judgment. Later that month, the U.S. District Court ruled that funds deposited with The Bank of New York Mellon, the trustee which manages bond payments for Argentina's bonds issued in the 2005 and 2010 debt restructuring, should not be delivered to the holders of restructured debt in the absence of a prior agreement with the holdout bondholders (the plaintiffs in this case). In June 2015, the U.S. District Court granted partial summary judgment to a group of "me-too" plaintiffs in 36 separate lawsuits, finding that, consistent with the previous ruling of such court, Argentina violated the pari passu clause in the bonds issued to the "me-too" bondholders.

        In February 2016, the new Argentine administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the federal congress and the lifting of the pari passu injunctions. In March 2016, after the U.S. District Court agreed to vacate the pari passu injunctions subject to certain conditions, the federal government ratified these settlement agreements through Law No. 27,249 and repealed the provisions of the so-called Lock Law No. 26,017 and the Sovereign Payment Law No. 26,984, which prohibited Argentina from offering holdout bondholders more favorable terms than those offered in the 2005 and 2010 debt restructuring. In subsequent months, the federal government reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of 3-year, 5-year, ten-year and thirty-year bonds on April 22, 2016. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina's settlement offer continues in several jurisdictions.

        Additionally, foreign shareholders of several Argentine companies have filed claims with the International Centre for Settlement of Investment Disputes, or the ICSID, alleging that the emergency measures adopted by the federal government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. The ICSID has ruled against Argentina with respect to many of these claims.

        Litigation involving holdout creditors, claims with the ICSID and other claims against the federal government resulted and may result in material judgments against the government, lead to attachments of, or injunctions relating to, Argentina's assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During 2014, 2015 and 2016, it became increasingly difficult to obtain financing in U.S. dollars, and loans in local currencies carried significantly higher interest rates. The termination of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers, and the related subsequent events, have paved the way for the federal government to regain access to the international capital markets. Nonetheless, Argentina's ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina's ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the federal government, or any future defaults of its financial obligations, may prevent Argentine companies, such as us, from accessing the international capital markets or cause the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.

An increase in export and import duties and controls may have an adverse impact on our business.

        Since 2002, the federal government has imposed duties on the exports of various primary and manufactured products. Prior to the reforms enacted by the Macri administration, such export taxes have undergone significant increases, reaching a maximum of 23% in the case of wheat and 35% in the case of soybean. We cannot assure you that there will not be further increases in the export taxes or that other new export taxes or quotas will not be imposed. Pursuant to a resolution of the Exchange Transactions Consultation Program of the Administración Federal de Ingresos Públicos, which we refer to as AFIP, since February 2012, prior to the execution of any purchase order or similar document, Argentine importers were required to file an Affidavit for Expected Imports (Declaración Jurada Anticipada de Importación), which we refer to as DJAI, before the AFIP, providing information on future imports. Compliance with this requirement was verified by the Argentine Customs (Dirección General de Aduanas) upon arrival of the goods into Argentina and was a condition for the authorization of the payment of the purchase price by Argentine financial entities. Even though this was intended merely as an informational regime, it was used for purposes of restricting imports into Argentina and caused significant delays. A similar regime was also imposed for the import and export of services, which resulted in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents.

        The Macri administration eased several export and import duties and controls. In particular, the federal government eliminated export duties on wheat, corn, beef, mining and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. Further, a 5% export duty on most industrial exports was eliminated. With respect to payments for imports and services, the Macri administration fully deregulated access to the Mercado Único y Libre de Cambios, which we refer to as the Foreign Exchange Market. It has also eliminated the obligation to repatriate export proceeds for all transactions as of November 2, 2017 by Decree No. 893/17 and Communiqué "A" 6363 issued by the Central Bank.

        Furthermore, the Macri administration has replaced the DJAI with a new import procedure that only requires certain filings and import licenses for certain goods (including textiles, footwear, toys, domestic appliances and automobile parts). Unlike the system under the DJAI, discretionary federal government approval is not required for payments through the Foreign Exchange Market relating to the import of goods. Though not required in order to make payments, discretionary approval is still a requirement for clearing customs and the registration of products subject to non-automatic import licensing at their point of entry into Argentina.

        On January 2, 2017 the federal government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and through December 2019. Likewise, on December 30, 2016, Decree No. 1341/2016 was issued by the federal government, establishing an increase between 0.5% and 9.5% in the level of the export refunds for several agricultural products. For instance, the refund corresponding to wheat flour was set at 4% for those shipments that are exported in packages that do not exceed two kilograms, and 3% for shipments that exceed such amount. This decree also establishes an additional increase of 0.5% in the refund for the following specific scenarios: i) if the exported products hold the status of ecological, biological or organic pursuant to Argentine law; ii) if the exported products are authorized to hold the "Argentine Food A Natural Choice" seal pursuant to Argentine Law; or iii) if the exported products count with a Geographical Indication which is duly registered before the Value Added Secretary of the Argentine Ministry of Agroindustry.

        The impact of the measures taken by the Macri administration have improved the business outlook of exporters and, at the same time, contributed to an increase in the aggregate amount of imports thereby resulting in a growing trade deficit. The imposition of the prior or any other similar regime may restrict the imports of goods and the import and export of services, which may adversely affect our business, results of operations and financial condition. The imposition of new or additional export taxes or quotas or a significant increase in existing export taxes or the application of export quotas could adversely affect our business, results of operations and financial condition.

The potential implementation in the future of new exchange controls, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy and, as a result, our business.

        Argentina has in the recent past imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Further, the federal government has also adopted various rules and regulations that established restrictive controls on capital inflows into Argentina, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30.0% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any, transaction which was subsequently repealed.

        During the Fernández de Kirchner administration, through a combination of foreign exchange and tax regulations, the Argentine authorities significantly curtailed access to the foreign exchange market by individuals and private-sector entities. Furthermore, during the last few years under the Fernández de Kirchner administration, the Central Bank has exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods.

        The number of exchange controls introduced in the past and in particular after 2011 during the Fernández de Kirchner administration gave rise to an unofficial U.S. Dollar trading market, and the Peso/U.S. Dollar exchange rate in that market substantially differed from the official Peso/U.S. Dollar exchange rate. For further information on the legislation and terms relating to exchange controls, see "Exchange Rates and Exchange Controls".

        Since assuming office, the Macri administration has announced various reforms to the foreign exchange regulations that are expected to provide greater flexibility and easier access to the foreign exchange market. The principal measures adopted as of the date of this prospectus include:

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  the elimination of the requirement to register foreign exchange transactions in the Exchange Transactions Consultation Program of the AFIP;

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  foreign debts are no longer subject to mandatory repatriation and conversion into Pesos;

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  the reestablishment of an Argentine resident's right to purchase foreign currency without a monthly limit for general savings and investments purposes;

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  the previous requirement that a mandatory, non-transferable and non-interest-bearing deposit in U.S. Dollars of an amount equal to 30% of the inflowing amount be made for a period of 365 calendar days in connection with certain transactions involving foreign currency inflows, has been eliminated;

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  the elimination of the previously applicable mandatory minimum period during which the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the Foreign Exchange Market had to be kept in Argentina;

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  in case of partial or total prepayment of principal corresponding to foreign financial indebtedness, access to the Foreign Exchange Market is admitted provided that the information regimes set forth by the Central Bank had been complied with or declared to be complied with by means of a sworn affidavit;

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  the elimination of the required minimum holding period (formerly 72 business hours as from the deposit of the securities in the transferor's account) for purchases and subsequent sales of securities in a foreign currency; and

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  the elimination of the obligation to repatriate export proceeds after a certain term after the shipment of goods.

        Furthermore, on May 19, 2017, the Central Bank issued Communiqué "A" 6244 (as amended and supplemented by Communiqué "A" 6312) which, beginning on July 1, 2017, significantly amended and increased the flexibility of the foreign exchange market. In accordance with Communiqué "A" 6244, beginning on July 1, 2017, all of the prior rules regulating foreign exchange operations were abrogated (unless otherwise indicated), and replaced by the rules and regulations established therein.

        On December 17, 2015, because certain restrictions were lifted, the Peso devalued against the U.S. Dollar. See "—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. Dollar and the Peso" and "Exchange Rates and Exchange Controls".

        Notwithstanding the measures adopted by the Macri administration, in the future the federal government could otherwise reinstate or impose further exchange controls, transfer restrictions, required repatriation through the Foreign Exchange Market of proceeds raised through capital markets transactions conducted abroad or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets and/or make dividend payments to holders of the ADSs, which may adversely affect the value of our ADSs. Such measures could lead to political and social tensions and undermine the federal government's public finances, as it has occurred in the past, which could adversely affect Argentina's economy and prospects for economic growth, which, in turn, could adversely affect our business, results of operations and financial condition and the market value of our shares and the ADSs.

The federal government may lack adequate international reserves, which may limit its ability to intervene in the foreign exchange markets if necessary and to provide access to such markets to private companies such as us.

        The level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion as of November 1, 2011 to US$25.6 billion as of December 31, 2015, resulting in a reduced capacity of the federal government to intervene in the foreign exchange market as necessary and to provide access to such markets to private sector entities like us. The Macri administration announced a program intended to increase the level of international reserves deposited with the Central Bank through the execution of certain agreements with several foreign entities. As a result of the measures taken under this program, the international reserves increased to US$61.5 billion as of February 28, 2018.

The federal government may order salary increases for employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

        In the past, the federal government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Labor relations in Argentina are governed by specific legislation, which, among other things, dictate how salary and other labor negotiations are to be conducted. Every industrial or commercial activity is regulated by a specific collective bargaining agreement that groups together companies according to business sectors and trade unions. While the process of negotiation is standardized, each chamber of commerce group for a particular industrial or commercial activity negotiates any increase in salaries or labor benefits with the relevant trade union of such commercial or industrial activity. Due to high levels of inflation, employers in both the public and private sectors have historically experienced, and are experiencing, significant pressure from unions and their employees to further increase salaries. During 2015, various unions negotiated agreements with employers' associations to implement salary increases of over 25%. During 2016, various unions negotiated agreements with employers' associations to implement salary increases of over 30%. We also experienced wage increases in connection with our various collective bargaining agreements. In 2015, the INDEC published the Coeficiente de Variación Salarial (Salary Variation Index, or for the abbreviation taken from its Spanish name, CVS), an index that shows the evolution of salaries. The CVS showed an increase of approximately 30% in registered private sector salaries for the year ended 2015. In 2016 and 2017, the CVS showed an increase of 32.9% and 27%, respectively. In the future, the federal government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. If, as a result of such measures, future salary increases exceed the pace of the devaluation of the Peso, this could have a material adverse effect on our costs and business, results of operations and financial condition.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

        During the Argentine economic crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina's economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and heightened political tensions. On November 8, 2012, there was a widespread protest against the federal government and strikes, and social unrest increased during the last months of 2012. Social unrest continued to increase during 2013, 2014 and the beginning of 2015, which was reflected by general strikes on April 10, 2014 and March 30, 2015. Future possible federal government policies to preempt, or respond to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors' rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Any such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

The stability of the Argentine banking system is uncertain.

        During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions. This massive withdrawal of deposits was largely due to the loss of confidence of depositors in the federal government's ability to repay its debts, including its debts within the financial system, and to maintain Peso-Dollar parity in the context of its solvency crisis. To prevent a run on the U.S. Dollar reserves of local banks, the federal government restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. While the condition of the financial system has improved, adverse economic developments, even if not related to or attributable to the financial system, could result in deposits flowing out of the banks and into the foreign exchange market, as depositors seek to shield their financial assets from a new crisis. Any run on deposits could create liquidity or even solvency problems for financial institutions, resulting in a contraction of available credit.

        In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the federal government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the federal government's public finances, which could adversely affect Argentina's economy and prospects for economic growth.

Increased public expenditures may have long-lasting adverse consequences on the Argentine economy.

        During its last final years in power, the Fernández de Kirchner administration substantially increased public expenditures and relied on the Central Bank's reserves and the ANSES to source part of its funding requirements. The federal government announced that the primary fiscal deficit in 2015 was 5.4% of the GDP.

        In light of increasingly constrained public finances, the Fernández de Kirchner administration adopted certain measures to finance public expenditures such as revising and downsizing its subsidy policies (particularly, those related to energy, electricity and gas, water and public transportation) and implementing expansionary monetary policies. These policies have led to high inflation and, therefore, adversely affected, and could further affect, consumer purchasing power and economic activity.

        The Macri administration announced its intention to solidify the country's fiscal accounts (accounts of the Argentine tax authorities) and public accounts (accounts of the federal government) in order to reduce the primary budget deficit through a series of tax and other measures, pursued a primary fiscal deficit target of 4.8% of GDP in 2016 and will pursue a 4.2% primary fiscal deficit target of GDP in 2017, in part by the elimination of subsidies and the reorganization of certain expenditures. According to the most recent information reported by the Ministry of Finance (Ministerio de Finanzas), the primary fiscal deficit in 2016 was 4.6% of GDP. Similarly, the Ministry of Finance reported a primary fiscal deficit of 3.9% in 2017. As of the date of this prospectus, although the Macri administration is currently reviewing certain public sector contracts, there is uncertainty as to what additional actions, if any, the Macri administration will take with respect to public expenditure and its financing.

The federal government has begun to implement measures to solve the ongoing energy sector crisis in Argentina, but the eventual outcome of such measures is unknown.

        Government policies from 2001 through 2015 caused production of oil and gas and electricity generation, transmission and distribution to stagnate while consumption continued to rise. In an attempt to address energy shortages, starting in 2011 the federal government increased imports of energy, resulting in adverse implications for the trade balance and the international reserves of the Central Bank.

        In response to the growing energy crisis, on December 17, 2015, the Macri administration declared a state of emergency with respect to the national electricity system, which will be in effect until December 31, 2017. The state of emergency allows the federal government to take actions designed to stabilize the supply of electricity to the country, such as instructing the Federal Ministry of Energy and Mining (Ministerio de Energía y Minería) to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, the Macri administration eliminated certain energy subsidies that were in effect and adjusted the electricity rates to reflect generation costs. Additionally, the Macri administration also eliminated some natural gas subsidies and made adjustments to natural gas rates.

        Certain provincial governments, municipalities, hospitals, companies and residents, among others, have filed claims with the Federal Ministry of Energy and Mining and with competent courts against the new electricity and gas tariffs, arguing, in general, that the increased tariffs were arbitrary, illegal and/or unconstitutional. In some cases, courts hearing the cases have favored claimants' demands and ordered public service providers to suspend the application of the new tariffs. Among the various rulings, two separate rulings led to the suspension of end-user tariff increases of electricity in the Province of Buenos Aires and the rest of Argentina. However, on September 6, 2016, the highest court of law of the Argentine Republic, the Nation's Supreme Court of Justice (Corte Suprema de Justicia de la Nación or the Supreme Court of Argentina), denied these injunctions that suspended end-users electricity tariff increases. Therefore, as of the date hereof, increases to the electricity end-users tariffs are in effect. On September 12, 2016, pursuant to a Supreme Court of Argentina decision, an open hearing lead by the Minister of Energy and Mining, Juan José Aranguren, was held in relation to the approval of a gas tariff schedule. In October 2016, such a new gas tariff schedule was approved by the Macri administration with increases in the tariff ranging between 300% and 500%. On October 28, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and the National Electricity Regulating Agency (the Ente Nacional Regulador de la Electricidad or ENRE) to present tariff proposals submitted by distribution companies covering the greater Buenos Aires area (with approximately 15 million inhabitants) for the 2017-2021 period in the framework of an integral tariff review. On February 1, 2017, the ENRE enacted several resolutions which, among other policy changes, implemented a reduction of electricity subsidies for electricity distributors Empresa Distribuidora y Comercializadora Norte S.A. and Empresa Distribuidora Sur S.A., and an increase in electricity tariffs for residential users of said companies. The amount of the increase ranges between 61% and 148%, depending on the amount of electricity consumption. The ensuing increase in electricity tariffs may adversely affect the acquisition power of consumers, which may have an adverse effect on our financial condition and results of operation. In addition, there have been recent increases in electricity tariffs that target commercial establishments and factories. In 2017, the announced increase for small and medium-sized businesses would be 30% and 18% in February and in March, respectively. The increase was announced pursuant to Resolution 20/2017 of the Office of Electric Energy. In addition, electricity tariffs for residential users at the national level will be increased by 43% between December 2017 and February 2018 and the federal government will subsidize only 8% of tariff for residential users.

        During the declaration of a state of emergency, the Ministry of Energy recognized the addition of nearly 3,000 MW of power generation capacity to the system, plus an additional 1,500 MW of turbines that were unused and subsequently repaired. In addition, there have been public bids held on renewable energy projects which are expected to add 4,100 MW to the national system in the next three years.

        On January 1, 2018, the state of emergency was lifted and Law. No. 24.065 and No. 24.076 now govern the setting of tariffs for electric energy and natural gas. The laws fix electricity tariffs for a periods of 5 years so as to ensure the "minimum reasonable cost for users." Nonetheless tariff proposals for Value Added Distributors submitted by distribution companies EDENOR and EDESUR during the tariff review process are valid until 2021. ENRE approved the rate schedule applied by EDENOR and EDESUR on February 1, 2018.

        In light of these recent developments and the frequency of recent reform, there can be no assurance that the Federal Government will not implement further increases in electricity tariffs. Should these increases occur, we cannot assure you that such increases will not result in significant increases in our production costs, which will have an adverse effect on our business, results of operation and financial condition.

A decline in international prices for Argentina's main commodity exports could have an adverse effect on Argentina's economic growth.

        Reliance on the export of certain commodities has caused the Argentine economy to be vulnerable to fluctuations in commodity prices. Since the beginning of 2015, international commodity prices for Argentina's primary commodity exports have declined, which has had an adverse effect on Argentina's economic growth. A further decline in the international prices for Argentina's main commodity exports could have a negative impact on the levels of federal government revenues and the federal government's ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the federal government's reaction. Either of these results would adversely impact Argentina's economy and, therefore, our business, results of operations and financial condition.

The Argentine economy can be adversely affected by economic developments in other markets and by more general "contagion" effects, which could have a material adverse effect on Argentina's economic growth.

        Argentina's economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina's major trading partners (including Brazil, which is currently undergoing a recession, the European Union, China and the United States) could have a material adverse impact on Argentina's balance of trade and adversely affect Argentina's economic growth. In 2015, there were declines in exports to Chile, Brazil, the United States and Canada (collectively) of approximately 14%, 27% and 18%, respectively, in each case as compared to 2014. Declining demand for Argentine exports could have a material adverse effect on Argentina's economic growth.

        In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide. Although economic conditions vary from country to country, investors' perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into, and investments in securities from issuers in, other countries, including Argentina. International investors' reactions to events occurring in one market sometimes demonstrate a "contagion" effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our business, results of operations and financial condition.

        For example, the outcome of the 2016 presidential election in the United States has augmented market volatility due to uncertainty related to changes in U.S. foreign and economic policy, which could affect Latin America companies' access to international capital markets and may affect our ability to incur or refinance debt necessary to fund our operations. Adverse geopolitical events or economic conditions in the United States, the termination or re-negotiation of the North American Free Trade Agreement (NAFTA), other free trade agreements or other related events could have an adverse effect on the Argentine economy or on the global economy as a whole. We cannot assure you that events in other emerging or frontier market countries, in the United States or elsewhere will not adversely affect our business, results of operations and financial condition.

Risks Related to Latin America

We are exposed to risks of operating in, and selling products in, multiple countries in Latin America.

        We operate in various countries in South America, predominantly in Argentina and Uruguay and with presence in Brazil, Bolivia and Chile; we sell our products to other countries in the region and our strategy is to intersperse our operations in Latin America. As a result, our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in these markets, all or any of which could result in disruption of our activities. These risks include, among others:

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  political instability;

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  differing economic cycles and adverse economic conditions;

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  unexpected changes in regulatory environments;

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  currency exchange rate fluctuations or currency devaluation;

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  inability to collect payments or seek recourse under or in compliance with ambiguous or vague commercial laws or laws and regulations related to such actions;

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  changes in distribution and supply channels due to the increase of our business in these countries;

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  foreign exchange controls and restrictions on repatriation of funds;

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  difficulties in attracting or retaining qualified management and employees due to the increase of our business in these countries;

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  the disruptive or preventative impact of corruption on our ability to operate our business;

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  the effects of the impeachment proceedings in Brazil where President Dilma Rousseff was found guilty of breaching federal budget laws during her re-election campaign in 2014; and

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  the effects of possible impeachment hearings for Brazilian President Michel Temer.

        Our overall success within the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.

        We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our goods and services which could be material and could reduce our income and cash flow from our international subsidiaries. We cannot assure you that any governmental authority in the countries in which we operate or sell our products, especially in

Argentina, Uruguay, Brazil, Chile and Bolivia, will not increase taxes or impose new taxes on our products in the future.

        In Argentina, commodities exporters may use related trading companies abroad to commercialize their products. Based on specific rules of the Argentine Income Tax Law No. 27, 346 (as amended), or Income Tax Law, the AFIP has challenged in the past and regularly investigates the transfer pricing of these transactions for most of the companies in this sector. The amounts claimed by AFIP may be significant. We have in the past been subject to investigations by the AFIP. Those investigations, however, have not resulted in material actions, decisions, requirements or sanctions. We are currently not aware of any investigation into breaches of existing tax laws or regulations applicable to our business or operations that could result in such actions, decisions, requirements or sanctions. Nevertheless, we cannot assure you that disputes with the AFIP or any other tax authority may not arise in the future, which may have an adverse effect on our business, results of operations and financial condition. Further, tax determination over certain amounts may result in the filing of criminal charges for evasion against the members of our Board of Directors. As such, we cannot assure you that we may not be subject to transfer pricing claims which may have an adverse effect on our results of operation.

Our business is tied to macroeconomic conditions in the countries in which we operate, and such conditions significantly affect our business, results of operations and financial condition.

        The performance of our business is tied to macroeconomic conditions in the countries in which we operate or sell our products, the majority of which are emerging economies. As emerging economies, these countries have in the past and may in the future experience negative economic trends related to high inflation, exchange-rate volatility and high unemployment, among others. These countries have also been subject to periods of political instability, intense government intervention and, in some cases, violence.

        Because we have no control over macroeconomic events or government policies, we cannot predict how the governments of the countries in which we operate will react to the prevalence of any adverse conditions in the future or how these events would affect, directly and indirectly, our business, results of operations and financial condition.

        The success of our business is dependent on economic activity indicators, real wage levels, interest rates and employment conditions, which are influenced by general macroeconomic conditions. Any prolonged economic downturn could result in a decline in real wage levels and result in increased unemployment. This may lead to a decrease in the number of employee contributors or a lack of capacity for creating new jobs, or decrease the salary of workers, each of which are variables that determine the aggregate salary base. Consumer behavior could include policy cancellations, modifications, non-renewals or debt defaults, which may reduce cash flow from operations and investments and may harm our financial position. Further, an increase in the unemployment rate could adversely affect our results of operations and, depending on its magnitude, the impact could be significant.

Changes in governmental policies in the countries in which we operate could adversely affect our business, results of operations and financial condition.

        Governments in the countries in which we operate have exercised, and continue to exercise, significant influence over the economies of their respective countries. Accordingly, the governmental actions, political developments, regulatory, fiscal, foreign exchange, tax and legal changes or administrative practices in the countries in which we operate concerning the economy could have a significant impact on us. Changes in the governmental policies in the countries in which we operate could adversely affect our business, results of operations and financial condition.

        Our business, results of operations and financial condition could also be adversely affected by changes in the economic policies, growth, stability, outlook or regulatory environment. For example, elections in certain countries in Latin America where our business operates can result in successor administrations pursuing significant changes in the countries' economic policies and regulations, including tax increases, higher minimum wages and additional employee pension requirements, stricter environmental standards, greater rights to protect consumers or other populations and more proactive or interventionist government policies in certain sectors of the economy that have been underserved by the private sector. Such policies, if implemented, could adversely affect the economies of the countries in which we operate and, as a result, our business, results of operations and financial condition.

Inflation and government measures to curb inflation could adversely affect the economies in the countries in which we operate.

        Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. For example, for the year ended December 31, 2016 and 2017, Brazil's official inflation rate was 6.29% and 2.95%, respectively, according to the official data released by the Brazilian Institute of Geography and Statistics. Uruguay's inflation rate was 8.10% and 6.55%, for the year ended December 31, 2016 and 2017, respectively, according to the data released by World Bank. Although inflation rates in many of these countries have been relatively low in the recent past, this trend may not continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies, which could lead to reduced demand for our consumer Retail Products in those local economies and decreased sales. Inflation is also likely to increase some costs and expenses of our business in those local economies, which we may not be able to fully pass on to our customers, which could adversely affect our operating margins and operating income.

Currency devaluations and exchange rate fluctuations against the currencies in the countries in which we operate or sell our products could adversely affect our business, results of operations and financial condition.

        We are exposed to exchange rate risk in relation to the U.S. Dollar. Although substantially all of our income is denominated in the local currencies of the countries in which we operate, 99% of our total debt was denominated in U.S. Dollars as of November 30, 2017, and 99.7% of our total debt was denominated in U.S. Dollars as of February 28, 2018. The local currencies of the countries in which we operate or sell our products have been subject to volatility in the past and could be subject to significant fluctuations in the future given the prevalence of a free-float exchange regime, such as the depreciation of the Brazilian real and high rates of inflation. Unforeseen events in the international markets, fluctuations in interest rates, volatility of the oil price in the international markets, or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the local currencies of the countries in which we operate. The main drivers of exchange rate volatility in past years have been significant fluctuations of commodity prices as well as general uncertainty and trade imbalances in the global markets. In the past, certain countries in which our business operate, have instituted restrictive exchange control policies. Severe devaluation or depreciation of the currencies of the countries in which we operate could again result in governmental intervention or disruption of foreign exchange markets.

        Any fluctuation in the value of the U.S. Dollar with respect to the various currencies of the countries in which we operate could adversely affect our business, results of operations and financial condition and a significant decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. Dollar will increase our debt service costs.

Risks Related to Uruguay

Our business is subject to risks of operation in Uruguay.

        Uruguay is an emerging economy. Emerging economies are generally more vulnerable to market volatility, as well as political and economic instability, than developed economies. As such, investments in a company such as ours, with operations in an emerging economy such as Uruguay, are subject to certain risks which may affect economic and fiscal results. These risks include:

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  high interest rates;

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  devaluation or depreciation of the currency;

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  inflation;

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  changes in governmental economic, tax or other policies and regulations;

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  the imposition of trade barriers;

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  dependence on tourism;

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  exchange controls; and

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  economic and political instability.

        Any of these factors may adversely affect economic conditions in Uruguay and, as a result, our business, results of operations and financial condition.

Uruguay's economy is vulnerable to external shocks and to adverse developments affecting its major trading partners or by more general "contagion" effects, which could have a material adverse effect on economic growth and its ability to rely on the international capital markets as a source of financing.

        In addition, because reactions of "international investors" to events occurring in one market, particularly emerging and frontier markets, frequently appear to demonstrate a "contagion" effect, in which an entire region or class of investment is disfavored by international investors, Uruguay could be adversely affected by negative economic or financial developments in other markets. Furthermore, the ongoing instability affecting the European financial markets could adversely affect investors' confidence in other markets, such as Uruguay.

        There can be no assurance that external shocks and uncertainties affecting members of the European Union or similar events will not negatively affect investor confidence in emerging and frontier markets or the economies of the principal countries in Latin America. These events, as well as economic and political developments affecting the economies of Uruguay's principal trading partners, may adversely affect Uruguay's ability to raise capital in the external debt markets in the future, as well as its economic condition.

Risks Related to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

        Our net sales from Brazil accounted for 5.3% of our total net sales for the fiscal year ended November 30, 2017, and 5% of our total net sales for the three-month period ended February 28, 2018. However, we intend to increase our operations in the country in the future.

        The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government's actions to control inflation and other policies and regulations have often involved, among other measures, variations in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, results of operations, financial condition, future business, as well as the market price of our securities, may be adversely affected by changes in policies or regulations involving or affecting factors such as:

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  monetary and foreign exchange policies;

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  interest rates;

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  changes in governmental policies and regulations applicable to our business, especially related to tax matters;

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  exchange controls and restrictions on remittances abroad and on foreign investments in the country;

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  inflation;

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  social instability;

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  liquidity of the domestic capital and financial markets;

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  fiscal policies;

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  rationing of supply of electricity and increase in costs related to electric power; and

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  other political, social and economic developments in or affecting Brazil.

        Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and in the securities issued abroad by Brazilian issuers. The impeachment proceedings in Brazil in which President Dilma Rousseff was found guilty of breaching federal budget laws during her re-election campaign in 2014, currency devaluations and the continuing impact of Brazil's recent economic recession all contribute to Brazil's instability. Moreover, ongoing investigations and corruption charges against Brazil's current president, Michel Temer, threaten to contribute to further uncertainty as to economic growth and the outcome of ongoing economic reforms. Therefore, these uncertainties and developments in the Brazilian economy may have an adverse effect on our business, results of operations and financial condition in such a country.

Risks Related to Our Business

Because we do not grow the agricultural products that supply our business segments, we are completely dependent on our network of farmers, and our results of operations may be negatively affected if we are unable to maintain an adequate network of farmers to supply our need for agricultural food products such as wheat, soybean and other agricultural products.

        We do not grow any of the wheat, sunflower, soybean, corn, barley, sorghum or other crops that we sell or use in our production of branded industrial products such as industrial flour or vegetable oil. As a result, we are entirely dependent upon our network of farmers to supply us with the agricultural products we require. We rely on a network of more than 8,000 farmers to which we sell farming products and services in exchange for the agricultural products necessary for our business. In addition, our purchases of wheat, sunflower, soybean, corn, barley, sorghum and other agricultural products are not conducted under long-term contracts, which makes us particularly vulnerable to market-driven factors beyond our control as well as competitors from other companies seeking to source the same agricultural products. Events such as a decrease in supply caused by an increase in the value of other commodity crops that we do not consume, an increase in land prices, unexpected competition, reduced water availability or other natural or ecological problems beyond our control could disrupt our supply chain. Similarly, if our network of farmers becomes otherwise unhappy with the farming products, and services we provide or the manner in which we provide these goods and services, we may face a similar shortage in supply. Any of these disruptions could limit the supply of agricultural products that we obtain in any given year, thereby affecting our ability to source the raw materials we need for the production of our products. Such disruption could also damage our customer relationships and loyalty if we cannot supply the amount of wheat, sunflower, soybean, corn, barley, and sorghum that they require. Although our network of farmers is diversified and no farmer supplies a material proportion of our total agricultural products needed for the production of our products, it is not without risks. Adverse agronomic, ecological, climatic or other factors could lead to a decrease in the supply of the agricultural products we require for the production of branded industrial products and retail products which could negatively impact our business, results of operations and financial condition.

Our inability to carry out our growth strategy could adversely affect our business, results of operations and financial condition.

        Our growth strategy is based on the development of new products in our existing business lines and on the expansion into new businesses and regional opportunities. Our plan to grow through regional expansion, the development of new products or the development of new business categories could be adversely affected by trends in branded industrial products and retail products in Argentina and the other markets in which we operate. Our ability to introduce new products is contingent on our accurate judgment of potential consumer preferences, and our continued diversification into new product categories relies on our ability to initially identify the creative opportunities within which we can add value. If we are unable to carry out our strategy, our business, results of operations and financial condition could be adversely affected. Acquisitions of additional properties entail the risk that investments will fail to perform in accordance with expectations, including operating and leasing expectations.

The retail and branded industrial product categories in which we participate are very competitive, and if we are not able to compete effectively, our results of operations could be adversely affected.

        The retail and branded industrial product categories in which we participate through our Retail Products and Branded Industrial Products segments are very competitive. Our principal competitors in these categories have substantial financial, marketing, and other resources. In most product categories, we compete not only with other widely advertised retail products, but also with regional brands and with generic and private label products that are generally sold at lower prices. Competition in our retail products categories is based on product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, health benefits, the ability to identify and satisfy consumer preferences, and innovation. Similarly competition in our branded industrial products is based on price, loyalty of our business customers, product quality and reliability for use in retail and other food production. If our large competitors were to seek an advantage through pricing or promotional changes, we could choose to do the same, which could adversely affect our margins and profitability. If we did not do the same, our revenues and market share could be adversely affected. Our market share and revenue growth could also be adversely impacted if we are not successful in introducing innovative products in response to changing consumer demands or by new product introductions of our competitors. If we are unable to build and sustain brand equity by offering recognizably superior product quality, we may be unable to maintain premium pricing over generic and private label products.

Price controls in certain countries in which we operate have affected and may continue to affect our results of operations.

        Certain countries in which we conduct operations, including Argentina, have in the past imposed price controls that restrict our ability to adjust the prices of our retail products. This places downward pressure on the prices at which our products are sold and may limit the growth of our revenue. Price controls in Argentina are applied to retail products intended for final consumption under the Precios

Cuidados regime. In Argentina, as of the date of this prospectus, eight products from our Retail Products segment are subject to price controls including four different types of Paseo mini crackers, two different types of dry noodles, Mamá Cocina bread crumbs and Cañuelas wheat flour. As such, we cannot assure you that the negative effects of the previously imposed price controls will not continue into the future, or that new controls will not be imposed. These controls are not applicable to our branded industrial products, or to products in our sustainable sourcing business line.

        Our inability to control the prices of our products could have an adverse effect on our business, results of operations and financial condition.

New regulations or regulatory actions could adversely affect our business.

        Our facilities and food products are subject to many laws and regulations administered by federal, provincial, local and other governmental agencies from Argentina and other countries in which we operate relating to the production, packaging, labeling, storage, distribution, quality, safety of food products and the health and safety of our employees. Our failure to comply with such laws and regulations could subject us to lawsuits, administrative penalties and civil remedies, including fines, injunctions, and recalls of our products. We advertise our retail products and could be the target of claims relating to alleged false or deceptive advertising under Argentine federal, provincial, and other laws and regulations of countries in which we operate or sell our products. We may also be subject to new laws or regulations restricting our right to advertise our products, including proposals to limit advertising to children. Changes in laws or regulations that impose additional regulatory requirements on us could increase our cost of doing business or restrict our actions, causing our results of operations to be adversely affected.

        We are also subject to various federal, provincial, local and other environmental laws and regulations agencies from Argentina and other countries in which we operate. Our failure to comply with environmental laws and regulations could subject us to civil, criminal and administrative penalties, including environmental remediation and compensation or damages resulting from the violation of environmental regulations. We cannot guarantee that our costs relating to compliance with environmental laws will not exceed our established liabilities or, otherwise have an adverse effect on our business and results of operation.

        The Argentine Consumer Protection Law (Law No. 24,240 as amended, or Consumer Protection Law) establishes a number of rules and principles for the protection of consumers. In addition, the Argentine Civil and Commercial Code establishes specific regulations for consumer contracts and introduces guidelines for interpreting both the rules governing consumer relations, and the provisions included in those contracts, prevailing in all cases the interpretation more favorable to consumers.

        On September 18, 2014, the Argentine Congress approved three initiatives of the executive branch, one of which regulates issues related to the defense of consumer rights. The initiative creates a prior Conciliation Service in Consumer Relations (Servicio de Conciliación Previa en las Relaciones de Consumo), which we will refer to as COPREC, in order to solve controversies short of formal litigation, wherein users and consumers may submit their claims for free, which claims are typically solved within 30 days. Users and consumers may submit claims to COPREC in respect of amounts that do not exceed a value equivalent to 55 times the federal government's minimum adjustable wage for measurement purposes. In addition, companies that do not participate in the COPREC mediation may be subject to fines.

        If no agreement is reached, consumers may file an appeal before the consumer relations audit, and then to the corresponding national or federal court of appeals. Consequences of the adoption of this law are still uncertain, which could lead to an increase in the number of complaints under the Consumer Protection Law, which could have an adverse effect on our operations if we are subject to these claims.

We may not be able to operate our insurance brokerage business.

        In connection with our acquisition of some of Compañía Argentina de Granos, S.A.'s businesses, we have acquired an insurance brokerage business which provides insurance policies to farmers as part of the broader array of farm products and services that we offer to farmers in exchange for cash or agricultural products. The insurance brokerage business does not currently represent a significant portion of the Agro-services business line. Under Argentine law, brokers and insurance agents are required to obtain authorization from, and be registered with, the Argentine Superintendency of Insurance, which we refer to as SSN. As of the date of this prospectus, Compañía Argentina de Granos S.A. possesses a temporary authorization, and until its permanent authorization is printed by the SSN it will be unable to transfer such authorization to us. As we have yet to obtain such authorization and are not registered with the SSN, we have not been able to engage in the insurance brokerage services which we have acquired. As a result, we have not taken over operations of the insurance business, and the business will continue to be actively managed by Compañía Argentina de Granos, S.A. until such time as they can successfully transfer their operation to us. Any delay in our ability to acquire the authorization or in Compañía Argentina de Granos S.A.'s ability to transfer such authorization may adversely affect our ability to operate the insurance brokerage business we acquired, which may in turn affect our results of operation and financial condition.

Price changes in the agricultural products and commodities we depend on for the production of primary food products may adversely affect our profitability.

        The principal raw materials that we use are agricultural products that experience price volatility caused by external conditions such as weather, product scarcity, limited sources of supply, commodity market fluctuations, currency fluctuations, and changes in governmental agricultural policies and regulations. While many of our primary food product inputs are priced at their value on the delivery date, price changes in agricultural products and commodities may result in unexpected increases in primary food products and packaging input prices. In addition, we rely on certain paper, plastic and plastic substrates for our packaging business which may also be subject to price increases or a lack of availability. If we are unable to increase productivity to offset these increased costs or increase our prices, we may experience reduced margins and profitability. We do not fully hedge against the changes in price of commodities and agricultural products and the risk management procedures that we do use may not always work as we intend.

Unpredictable weather conditions and diseases striking our farmers' crops, potentially destroying some or all of our farmers' crops yields may have an adverse impact on crop production and may reduce the volume and quality we purchase in a given harvest.

        The occurrence of severe adverse weather conditions, especially droughts, hail or floods are unpredictable and may have a potentially devastating impact upon crop production. Additionally, higher and lower than average temperatures and rainfall can contribute to an increased presence of insects. As a result, we cannot assure you that severe future adverse weather conditions will not adversely affect our business, results of operations and financial condition.

        The occurrence and effect of crop disease and pestilence can be unpredictable and devastating on crops, potentially rendering all or a substantial portion of the affected harvests unavailable. Although we buy from a vast network of geographically diverse farmers and have limited exposure to each individual farmer, their crops remain susceptible to fungus and bacteria that are associated with excessively moist conditions. Even when only a portion of a farmer's crops are damaged, our results of operations could be adversely affected because we may not be able to collect the full amount agreed to. Although some crop diseases are treatable and may increase demand for the agro-services we offer, the cost of treatment is high, and we cannot assure you that such events in the future will not adversely affect our results of operations.

Our failure to successfully integrate acquisitions into our existing operations could adversely affect our financial results.

        From time to time, we evaluate potential acquisitions or joint ventures that would further our strategic objectives. Our success in these potential acquisitions depends, in part, upon our ability to integrate acquired businesses into our vertically integrated operations. If we are unable to successfully integrate acquisitions, our financial results could suffer. Additional potential risks associated with acquisitions include the incurrence of additional debt, the loss of key employees and customers of the acquired business, the assumption of unknown liabilities, the inherent risk associated with entering a geographic area or line of business in which we have no or limited prior experience, failure to achieve anticipated synergies, and the impairment of goodwill or other acquisition-related intangible assets. In addition, the due diligence we conduct in connection with an acquisition and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities resulting therefrom. A material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition all of which could have an adverse effect on our business and results of operation.

The Cargill Acquisition could be affected by legal challenges associated with Argentine antitrust legislation.

        The Argentine Antitrust Law No. 25,156 prevents anticompetitive practices and requires administrative authorization for transactions that would lead to market concentration. According to the Argentine Antitrust Law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than AR$200.0 million must be submitted to the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia), which we refer to as the CNDC, for approval, subject to certain exemptions. Submissions may be filed either prior to the transaction or within a week after its completion.

        On September 7, 2016, we submitted a filing before the CNDC in order to obtain the approval of the Cargill Acquisition. The transaction is currently being analyzed by the CNDC and the parties have been given seven notices requesting information. The CNDC has also summoned witnesses so as to gather further information about this transaction. The CNDC may elect three separate outcomes for the Cargill Acquisition: (i) to authorize the transaction, (ii) to condition the transaction upon the fulfillment of certain conditions precedent or (iii) to reject the transaction. Any CNDC decision may be appealed to the Argentine courts.

        The CNDC may impose certain conditions that may affect the Cargill Acquisition and our ability to integrate the assets purchased in such acquisition into our existing and future operations. The conditions that can be imposed by the CNDC range from the imposition of conduct requirements to requiring structural changes to our business. One of the structural changes that the CNDC could impose on us is a requirement that we divest from specific businesses, business lines or assets. In addition, in connection with the CNDC's ability to impose conduct requirements, we may be required to adhere to certain rules or practices in running our business, such as implementing a price reporting system. These remedies are typically negotiated with the CNDC and alternatives can be proposed for CNDC consideration. We cannot assure you that the CNDC will not impose conduct requirements which may burden our business and operations. Moreover, we cannot assure you the CNDC will not require us to sell any of our other existing businesses, assets or businesses lines in the event that it determines such sale to be necessary as a result of the Cargill Acquisition. The imposition of any such conditions as a result of the Cargill Acquisition may adversely affect our financial condition and results of operations as well as our ability to realize the economic benefits of the Cargill Acquisition.

        As noted above, the CNDC may also elect to reject the Cargill Acquisition entirely. In such event, the CNDC may require that the Cargill Acquisition be unwound completely or that the assets or business be sold to a third party. Historically, the CNDC has elected outright rejection of transactions under its consideration only in relatively rare cases. Nonetheless, we cannot assure you that the CNDC will not outright reject the Cargill Acquisition, which would have an adverse effect on our financial condition and results of operation.

The CNDC is currently investigating a number of markets for goods and services, including certain markets in which we have operations, and the potential consequences of these investigations are not currently known. In addition, the prospect of amendments to the Antitrust Law currently under review of the Macri administration could have an adverse effect on our business or results of operation.

        Pursuant to the Argentine Antitrust Law, the CNDC is entitled to initiate independent investigations against an individual or a public or private entity without having received a specific complaint. For instance, in April 2016, the CNDC announced the initiation of investigations in 11 markets in order to evaluate the level of competition in such markets. Some of the markets investigated include markets for essential products and services, such as mobile communications, credit cards and payments systems, milk, beef and cooking oil, the latter of which is one of our principal markets. As of the date of this prospectus, these investigations are confidential and will remain confidential unless a complaint is brought by the CNDC against a company. We have not been notified of any complaint against us.

        During 2017, the CNDC published an undated report on its website concerning market conditions in the Argentine edible oil sector in which it declared that, despite finding that the four largest companies held a 54% market share, market concentration remained low. However, as of the date of this prospectus there has not been any formal resolution ordering the closing of the investigation in connection with concentration in the edible oil market, and we cannot preclude the possibility of further investigations by the CNDC in connection with this or other markets in which we operate or into our commercial activities. As such, we cannot assure you that this or any subsequent investigation will not have a material adverse effect on our business, results, operations and financial condition.

        In addition, the Macri administration has announced the amendment of the Argentine Antitrust Law focused on protecting consumers and avoiding market disruptions, the replacement of the current CNDC members, and proposed improvements to the efficiency of the CNDC's internal processes. Therefore, the effect of such future amendments cannot be predicted and could affect our ability to undertake future mergers and acquisitions and our results of operations.

Certain aspects of the acquisitions made in connection with the Reorganization may result in additional unforeseen liabilities and obligations that may adversely affect our financial condition and results of operation or that may be reflected in subsequent consolidated combined financial statements.

        As part of the Reorganization, we have acquired (i) certain portions of MOLCA S.A.'s assets and activities related to its Las Palmas port operations; and (ii) certain businesses of Compañía Argentina de Granos S.A. relating to the sale of products and services to agriculture producers and the purchase, storage, transport and sale of oilseeds and grains.

        These transfers of assets and liabilities were made without following the procedures set forth in the Argentine Law for the Transfer of Going Concerns, or Ley de Transmisión de Establecimientos Comerciales e Industriales. In accordance with the terms of such law, therefore, we may be held jointly liable with the respective sellers for any liabilities arising from the businesses acquired. Any such liabilities are not currently reflected in our consolidated combined financial statements and if any such liabilities are ultimately recognized it may have an adverse effect on our business, results of operations and financial condition.

        Pursuant to IFRS, any consideration given or received in relation to transactions are recognized directly in equity as withdrawals or contributions at the acquisition date. However, several of the acquisitions conducted in connection with the Reorganization did not occur until after the fiscal year ended November 30, 2016. As a result, the impact of certain payments or consideration made in connection with the Reorganization are not fully reflected in our consolidated combined statement of financial position and consolidated combined statements of equity as of and for the fiscal year ended November 30, 2016. However, all the assets and liabilities acquired and the consideration paid by us in connection with the Reorganization are fully reflected in consolidated combined statement of financial position and consolidated combined statements of equity as of and for the fiscal year ended November 30, 2017.

We may not be able to successfully integrate Cargill's operations into our business and may not achieve the anticipated benefits of the acquisition.

        On August 31, 2016, we acquired Cargill's wheat mill operations in Latin America. The integration of Cargill's operations into our business involves numerous risks, including:

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  difficulties in incorporating Cargill's operations into our business;

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  the diversion of our resources and of our management's attention from other business concerns;

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  the loss of key Cargill employees;

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  entering additional markets, such as Chile and Bolivia; and

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  our estimation of the liability we may assume as a result of the acquisition, including environmental, tax and litigation claims, may not be accurate.

        Assuming they reach maximum capacity, the plants acquired from the Cargill Acquisition have an installed milling capacity of approximately 1.57 million tonnes per year, an amount which increased our installed milling capacity by 81.4%. For the period from August 31, 2016 through November 30, 2016, Cargill was operating at approximately 61.0% of its capacity. For the year ended November 30, 2017 and the three-month period ended February 28, 2018, the plants acquired as part of the Cargill Acquisition were operating at approximately 75.0% and 72%, respectively, of their capacity (as calculated on the basis of a 22-day of operation per month, which constitutes the market standard of calculating capacity of this type of facility). If Cargill's operations and financial results do not meet our expectations, we may not realize the synergies, operating efficiencies, market position or revenue growth we anticipate from the acquisition. For further information, see "Prospectus Summary—Cargill Acquisition" and 'Presentation of Financial and Other Information—Cargill Acquisition".

If we are not efficient in our production and productivity, our profitability could suffer as a result of the highly competitive environment in which we operate.

        Our future success and earnings growth depend in part on our ability to be efficient in the production and manufacture of our products in highly competitive markets. Gaining additional efficiencies may become more difficult over time. For example, as of the date of this prospectus, we convert approximately 76% of the wheat we process into flour. Although we believe this percentage is close to the market standard, this rate of efficiency may not be easily increased if required. Our failure to reduce costs through productivity gains or by eliminating redundant costs resulting from acquisitions or divestitures could adversely affect our profitability and weaken our competitive position. Many productivity initiatives involve reorganization of production facilities and production lines or the development of assets, such as the construction of the Spegazzini facility. In addition, as of today, the installed milling capacity of the mills acquired from Cargill is 1.57 million tonnes per year. We cannot assure that we will succeed to fully combine operations with our existing milling capacity. Such manufacturing expansion, unsuccessful enhancement of milling capacity or project investments may result in the interruption of production or the disruption of our logistics network, which may negatively impact product volume and margins. If we are unable to successfully execute those initiatives as planned, we may not realize all or any of the anticipated benefits, which could adversely affect our business, results of operations and financial condition.

Our planned expansion of the Las Palmas Port and the development of the Five Nations Industrial Park may be subject to construction and financing delays or lower than expected profits that may affect the feasibility of these projects.

        We are currently planning and evaluating the expansion of the Las Palmas Port and the development of the Five Nations Industrial Park. For more information on these projects see "Business—New Projects and Investments".

        Both projects remain in their initial phases and are subject to numerous risks including, but not limited to, the following:

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  the unavailability of the financing we require for completing them or an increase in the interest rates;

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  construction, labor and other operative risks which may cause significant delays and an increase in costs; and

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  regarding our Five Nations Industrial Park, we may be unable to successfully attract, or experience delays in successfully attracting, potential companies to relocate to this site.

        Any one or a combination of the foregoing financing, operative and business risks, should they occur, may lead to a delay, decreased profitability or cancellation of our projects. Such delay, decreased profitability or cancellation may have an adverse effect on our business, results of operation or financial condition.

Failure to maintain our relationships with labor unions may have an adverse effect on us.

        The majority of our workforce is represented by labor unions. While we have enjoyed satisfactory relationships with all of the labor organizations that represent our employees and we believe our relationships with labor organizations will continue to be satisfactory, labor-related disputes may still arise. Labor disputes that result in strikes or other disruptions could also cause increases in operating costs, which could damage our relationships with our customers and adversely affect us. Prior to the negotiation of our most recent labor agreement with the employees at our Uruguay facility, we had a five-day work stoppage during the period in which salary counsel negotiations were taking place nation-wide. In addition, in May of 2015 there was a 26-day nation-wide strike in Argentina of the union for edible oil workers known as the Aceiteros. Other than this brief stoppage in our Uruguay facility and the national strike in Argentina, which affected our operations, we have not had a labor stoppage or other material labor dispute in the last three years.

        In addition, we may be materially and adversely impacted as a result of increases in our labor costs. Under Argentine law, wages are subject to increase following negotiations between the unions and each chamber of commerce group for a particular industrial or commercial activity. Salary increases are generally in line with inflation, which has been high in Argentina. While many of our products may face similar price increases, we cannot assure you that an increase in wages due to inflation or otherwise will not supersede any such price increase. A shortage in the labor pool or other general inflationary pressures or changes in applicable laws and regulations could increase labor cost, which could have a material adverse effect on our results of operations.

Increased distribution costs or disruption of transportation services could adversely affect our business and financial results.

        Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices and salary increases, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third-party carriers. These factors could impact our commercial reputation and result in our customers reducing or ceasing to order our products due to increased shipping costs. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, results of operations and financial condition. We require the use of refrigerated vehicles to ship certain of our retail products and such distribution costs represent an important element of our cost structure for products in our Retail Products segment.

Concerns with the safety and quality of food products could cause consumers to avoid certain food products or ingredients.

        We could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of certain food products or ingredients. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions.

If our retail products and branded industrial products become adulterated, misbranded, or mislabeled, we might need to recall those items and may be subject to product liability claims if consumers are injured.

        The sale of food products for human consumption involves the risk of injury to consumers. These injuries may result from tampering by third parties, bioterrorism, product contamination or spoilage, including the presence of bacteria, pathogens, foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases.

        We may need to recall some of our retail products and branded industrial products if they become adulterated, misbranded, or mislabeled. On October 30, 2017, the Ministry of Production of Argentina created procedures for public alerts and the recall of products that are considered potentially harmful or dangerous. According to such procedure the competent authority may impose sanctions provided by the consumer protection law in the event of non-compliance. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost revenue due to the unavailability of retail products for a period of time. Similarly, we cannot be sure that consumption of our products will not cause a health-related illness in the future or will not be subject to product liability claims or lawsuits relating to such matters. In such an event, we could also suffer losses from a significant product liability judgment against us. A significant retail product recall or product liability case, even if such liability case was unsuccessful, could also result in adverse publicity, damage to our reputation, the incurrence of significant legal expense and a loss of consumer confidence in our retail products and branded industrial products, which could have an adverse effect on our business results and the value of our brands.

We may be unable to anticipate changes in consumer preferences and trends, which may result in decreased demand for our products.

        Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences and the level of demand for our products may change from time to time and can be affected by a number of different trends and other factors. If we fail to anticipate, identify or react to these changes and trends, or to introduce new and improved products on a timely basis, we may experience reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Our main strategy to achieve growth is to enhance our portfolio by adding innovative new products in faster growing and more profitable categories or by entering altogether new product categories. If we do not succeed in developing innovative products or launching new product categories, our growth may slow, which could adversely affect our profitability. In the future, the demand for our products could be affected by certain trends such as low-carbohydrate diets or concerns regarding the health effects of processed wheat. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of ingredients such as, for example, sodium, trans fats, genetically modified organisms, sugar, or other product ingredients or attributes.

Our results may be negatively impacted if consumers do not maintain their favorable perception of our brands.

        Maintaining and continually enhancing the value of our many top of mind brands is critical to the success of our business. The value of our brands is based in large part on the degree to which consumers react and respond positively to these brands. Brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products, our failure to maintain the quality of our products, the failure of our products to deliver consistently positive consumer experiences, concerns about food safety or the unavailability of our products to consumers. Consumer demand for our products may also be impacted by changes in the level of advertising or promotional support. The growing use of social and digital media by consumers, and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media could seriously damage our brands and reputation. If we do not maintain the favorable perception of our brands, our business results could be negatively impacted.

The agro-services we offer as part of our Agro-Services and Sustainable Sourcing segment is dependent on supplier financing, the unavailability of which may adversely affect our financial condition and results of operation.

        The agro-services we offer, as part of our Agro-Services and Sustainable Sourcing segment, involve the sale of agrochemicals, fertilizer, seeds, machinery, telecommunication, and other farming products and services to the farmers from whom we purchase agricultural products. Many of the products we offer to farmers are provided to us on the basis of supplier financing with long repayment periods. If our suppliers were to significantly reduce the amount or duration of financing that they offer, we may be required to rely on bank financing and other mechanisms in order to remain competitive, which may carry additional costs or negatively affect our financial statements. As such, if we are no longer able to rely on such supplier financing, our financial condition and results of operation may be adversely affected.

Our business is seasonal, and our cash flow may fluctuate significantly depending on the crop growing cycle.

        As with any agricultural business enterprise, the activities in our Agro-Services and Sustainable Sourcing segment are predominantly seasonal in nature. The harvest and sale of crops (wheat, sunflower, soybean, corn, barley, and sorghum) generally occurs from December to June. Wheat is harvested from December to February. Sunflower seeds are harvested from February to April. Our operations and sales are affected by the growing cycle of the crops we process. The annual soybean harvest period in Argentina begins in March and ends in August. This creates fluctuations in our inventory, usually peaking in May to cover sales between crop harvests (i.e., December through October), and a degree of seasonality in our cash flow, with cash flows significantly lower in the last quarter of the fiscal year. Seasonality could have a material adverse effect on the results of operation in our Agro-Services and Sustainable Sourcing segment which represented 35% and 33% of net sales to third parties for the years ended November 30, 2016 and 2017, respectively, and 22% and 25% of net sales to third parties for the three-month period ended February 28, 2017 and February 28, 2018.

        In addition, certain business lines in our Retail Products and our Branded Industrial Products segments are also subject to seasonality. In particular, our pasta business line and flour business line are subject to fluctuations in the course of the year. Our pasta business line peaks from April through August and also expands during the holidays (with 11% of sales occurring in July of 2017 year and 5% in December for the fiscal year ended November 30, 2017). Additionally, our flour business line for our Retail Products segment peaks from June through July with a trough in consumption in December and January. The difference between the peak and trough periods is 20%. The flour business line in our Branded Industrial Products segment is subject to less volatility with the December through January period resulting in a 15% trough in sales. Therefore, as a result of fluctuation in our Retail Products, Branded Industrial Products and Agro-Services and Sustainable Sourcing segments our cash flow has varied significantly from period to period in the course of the year, and is likely to continue to vary, due to seasonal factors.

Increased energy prices and frequent interruptions of the energy supplied to us for purposes of the manufacture, storage and distribution of our products could adversely affect our business.

        The price of electricity and other energy resources, such as fuel, required in the manufacture, storage and distribution of our products is subject to volatile market conditions and changes in regulation. In addition the transportation services we engage require amounts of fuel oil and other resources for the transport of our products. Our freight and delivery expenses constituted 9.4%, 9.7% and 12.5% of our total costs for the fiscal year ended November 30, 2015, 2016 and 2017, respectively. Our freight and delivery expenses constituted 16% and 10.9% of our total costs for the three-month period ended February 28, 2017, and February 28, 2018, respectively. Similarly, we incur expenses related to our production activities. Utilities costs constituted 2.8%, 3.6% and 9.4% of our total costs for the fiscal year ended November 30, 2015, 2016 and 2017, respectively. Utilities costs constituted 6.2% and 9.7% of our total costs for the three-month period ended February 28, 2017, and February 28, 2018, respectively. Market conditions and changes in regulation are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the federal government's decision to phase out energy subsidies could cause electricity prices in Argentina to suffer a further increase. In addition the country currently is importing a fair portion of its energy needs from other countries.

        Any sustained increases in energy costs could have an adverse effect on the attractiveness of our products for our customers and consumers and could affect our competitive position if our competitors' energy costs do not increase at the same rate as ours. In addition, disruptions in the supply of energy resources could temporarily impair our ability to manufacture products for our customers. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. While some of our facilities utilize different sources of energy and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. In the past, one of our production facilities has suffered shut offs or limitations on natural gas supply due to actions by the federal government or Ente Nacional Regulador del Gas.

Disruption of our supply chain through force majeure or other events could adversely affect our business.

        Our ability to make, move, and sell products is critical to our success. Any damage or disruption to our supply of agricultural products, primary food products or our manufacturing or distribution capabilities due to weather, including any potential effects of climate change, natural disaster, fire, terrorism, cyber-attack, pandemic, strikes, import restrictions, or other factors could impair our ability to manufacture or sell our products. Failure to deliver our perishable food products promptly could also result in inventory spoilage. In addition, the agricultural product elevators which we operate are highly susceptible to fire and any fire or explosion may damage our supply of agricultural products and oil seeds.

        In addition, our farmers' policies and practices can damage our reputation and the quality and safety of our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when certain of our agricultural products are sourced from a smaller group of farmers or a specific location, could adversely affect our business, results of operations and financial condition, as well as require additional resources to restore our supply chain.

We are subject to extensive environmental regulation, and concerns regarding climate change may subject us to even stricter environmental regulations.

        Our activities are subject to a broad set of laws and regulations relating to the protection of the environment. Such laws include the management of pesticides and associated hazardous waste, the acquisition of permits for water use and effluents disposal and the approval of environmental impact assessments. In addition, the storage and processing of our products, such as agrochemical and other pesticides, may create hazardous conditions. We could be exposed to criminal and administrative penalties in addition to the obligation to remedy the adverse effects of our operations on the environment and to indemnify third parties for damages.

        We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

        Environmental laws and their enforcement are becoming more stringent in Argentina and Brazil increasing the risk of and penalties associated with violations, which could impair or suspend our operations or projects. Our operations expose us to potentially adverse environmental legislation and regulation. Failure to comply with past, present or future laws could result in the imposition of fines, third-party claims, and investigation by environmental authorities and the relevant public attorney office. For example, the perceived effects of climate change may result in additional legal and regulatory requirements to reduce or mitigate the effects of our industrial facilities' emissions. Such requirements, if enacted, could increase our capital expenditures and expenses for environmental compliance in the future, which may have a material adverse effect on our business, results of operations and financial condition. Moreover, the denial of any permit that we have requested, or the revocation of any of the permits that we have already obtained, may have an adverse effect on our results of operations.

We rely on retailers, wholesalers and distributors for our Retail Products segment sales, and if they perform poorly or give preference to competing products, we could be negatively affected.

        We derive significant operating revenues from sales to retailers in our Retail Products segment. We sell our products to large retailers, such as supermarkets and hypermarkets, and to smaller traditional retailers, such as small convenience stores, in addition to selling our products to wholesalers and distributors. These retailers, wholesalers and distributors, in turn, sell our products to consumers. We also operate and supply direct points of sale, which we refer to as Puntos Caliente, in several large supermarkets. Any significant deterioration in the business performance of our retail, wholesale or distribution customers could adversely affect the sales of our products, including the success of our

Puntos Caliente. Retailers, wholesalers and distributors also carry products of our competitors. While we have market leadership positions in staple products, which helps to improve our bargaining position with producers, there is a risk that retailers, wholesalers or distributors may give greater priority to products of, or form alliances with, our competitors or their own private labels other than with respect to our products. If retailers, wholesalers or distributors fail to purchase our products, or fail to offer our products with promotional support, our business, results of operations and financial condition could be adversely affected.

Economic downturns could limit consumer demand for our products.

        The willingness of consumers to purchase our products depends in part on local economic conditions. In periods of economic uncertainty, consumers may purchase more generic, private label and other economy brands and may forego certain purchases altogether. While many of our products are staples and have low income elasticity, in such circumstances, we could experience a reduction in sales of higher margin products or a shift in our product mix to lower margin offerings. In addition, as a result of economic conditions or competitive actions, we may be unable to raise our prices sufficiently to protect margins. Consumers may also reduce the amount of food that they consume away from home, or reduce the purchase products from our Puntos Caliente and Retail Products segment. Any of these events could have an adverse effect on our results of operations.

We are required to carry significant amounts of inventory across our business. If our internal controls over inventory levels are not managed adequately, we could be negatively affected.

        Within our Agro-Services and Sustainable Sourcing segment, the quantity of agricultural products recorded in our inventory, which may include third-party agricultural products held in storage, may not be adequately recorded in our internal systems due to the sudden and significant increase during harvest periods, producing human or operational errors and decreases below an acceptable level. Such inadequate records may create problems in fulfilling our obligations with our customers and/or providers of agricultural products, and as a consequence, our business, results of operations, and financial condition may be adversely affected.

We may be unable to maintain our profit margins in the face of a consolidating retail environment.

        There has been significant consolidation among large retailers in the grocery industry in South America, resulting in customers with increased purchasing power. In addition, large retail customers may seek to use their position to improve their profitability through improved efficiency, lower pricing, increased reliance on their own brand name products, increased emphasis on generic and other economy brands, and increased promotional programs. For the fiscal year ended November 30, 2017, Carrefour accounted for 23% of our total domestic sales to supermarkets in tonnes, while DIA accounted for 20% and Jumbo 12%. For the three-month period ended February 28, 2018, Carrefour accounted for 20% of our total domestic sales to supermarkets in tonnes, while DIA ccounted for 16% and Jumbo 13%. If we are unable to use our scale, marketing expertise, product innovation, knowledge of consumers' needs, and category leadership positions to respond to the demands of these larger supermarket chains, our profitability and volume growth could be negatively impacted. In addition, the loss of any large customer for an extended length of time could adversely affect our revenue and profits.

We have a substantial amount of indebtedness, which could limit financing and other options and in some cases adversely affect our ability to pay dividends. Moreover in the recent past we have had to seek and obtain waivers, amendments, standstills and/or forbearances in respect of compliance with certain debt covenants in certain of our long-term debt agreements.

        As of November 30, 2017, we had total financial liabilities (including borrowings, obligations under finance leases and discounted notes, which consists of payment obligations owed to us that we sell at a discount to banks) of AR$17,923 million. As of February 28, 2018, we had total financial liabilities (including borrowings, obligations under finance leases and discounted notes, which consists of payment obligations owed to us that we sell at a discount to banks) of AR$20,897 million. The agreements under which we have incurred indebtedness place certain limitations on our ability to incur additional unsecured indebtedness in the future. Our level of indebtedness may limit our:

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  ability to obtain additional financing for working capital, capital expenditures, or general corporate purposes, particularly if the ratings assigned to our debt securities or other indebtedness by rating organizations were revised downward; and

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  flexibility to adjust to changing business and market conditions and may make us more vulnerable to a downturn in general economic conditions.

        There are various financial covenants and other restrictions in our debt instruments. If we fail to comply with any of these requirements, the related indebtedness (and other unrelated indebtedness with cross default provisions) could become due and payable prior to its stated maturity and our ability to obtain additional or alternative financing may also be adversely affected.

        We have in the past, including during the fiscal year ended November 30, 2017, sought and obtained waivers, amendments, standstills and/or forbearances in respect of compliance with certain debt covenants in various of our debt agreements. Had we not sought such waivers, amendments, standstills and/or forbearances, we would not have otherwise been in compliance with certain of our long-run debt agreements (and potentially with other unrelated indebtedness with cross-default provisions) for the fiscal year ending November 30, 2017. For further information on these waivers, amendments, standstills and/or forbearances see Note 16 of our audited consolidated combined financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Non Current Debt".

        With respect to the IFC Facility (as defined below) and our loan agreements with HSBC Bank Argentina S.A., dated December 1, 2016 and June 7, 2017, respectively, which we refer to as the HSBC Facilities, we obtained standstill/forbearance agreements whereby the respective lenders agree to forbear from exercising their rights in respect of breaches of certain debt covenants under such facilities until May 15, 2018 and May 31, 2018, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Non Current Debt".

        In addition, our indebtedness contains several financial covenants and ratios which limit our ability to pay dividends if we cannot meet them. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Information and Non-IFRS Financial Measures—Indebtedness—Non-Current Debt".

        We cannot assure you that we will be in compliance with the financial covenants and other restrictions in our debt instruments following the global offering or in the future, and we may need to obtain additional waivers, amendments, standstills and/or forbearances from our lenders in the future. If we are unable to obtain such waivers or refinance the applicable debt facilities, we would be in breach of our covenants under such facilities which could trigger cross default provisions in other debt facilities.

Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing, and disrupt the operations of our suppliers and customers.

        We depend on stable, liquid, and well-functioning capital and credit markets to fund our operations. Although we believe that our operating cash flows, financial assets, access to capital and credit markets, and revolving credit agreements will permit us to meet our financing needs for the foreseeable future, there can be no assurance that future volatility or disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. In addition, due to the fact that we do not currently use derivatives in order to hedge currency risk, we may experience an increase in our costs of borrowing as most of our debt is Dollar denominated. We may however, utilize interest rate derivatives to reduce the volatility of our financing costs. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy.

Our business operations could be disrupted if our information technology systems fail to perform adequately or are breached.

        Information technology serves an important role in the efficient and effective operation of our business. We rely on information technology networks and systems, including the internet, to process, transmit, and store electronic information to manage a variety of business processes and to comply with regulatory, legal, and tax requirements. Our information technology systems and infrastructure are critical to effectively manage our key business processes including digital marketing, order entry and fulfillment, supply chain management, finance, administration, and other business processes. These technologies enable internal and external communication among our locations, employees, suppliers, customers, and others and include the receipt and storage of personal information about our employees, consumers, and proprietary business information. Our information technology systems, some of which are dependent on services provided by third parties, may be vulnerable to damage, interruption, or shutdown due to any number of causes such as catastrophic events, natural disasters, fires, power outages, systems failures, telecommunications failures, security breaches, computer viruses, hackers, employee error or malfeasance, and other causes. Increased cyber-security threats pose a potential risk to the security and viability of our information technology systems, as well as the confidentiality, integrity, and availability of the data stored on those systems. The failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies, data loss, legal claims or proceedings, regulatory penalties, and the loss of revenue and customers. Any interruption of our information technology systems could have operational, reputational, legal, and financial impacts that may have a material adverse effect on our business.

Our current insurance coverage may not be sufficient to cover our potential losses.

        Our operations are, in general, subject to different risks and hazards, including adverse weather conditions, fires, diseases and pest infestations, other natural phenomena, industrial accidents, labor disputes, changes in the legal and regulatory framework applicable to us, environmental contingencies and other natural phenomena. Our insurance currently covers only part of the losses we may incur and does not cover losses of undelivered agricultural products due to hail, fire or similar risks. Furthermore, although we maintain insurance at levels that are customary in our industry in the countries in which we operate, certain types of risks may not be covered by the policies we have for our industrial facilities. Additionally, we cannot guarantee that the indemnification paid by the insurer due to the occurrence of a casualty covered by our policies will be sufficient to entirely compensate us for the damages suffered. Moreover, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable costs. If we were to incur significant liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations.

Certain risks associated with the operation of a port, may have an adverse effect on the results of operation of the Las Palmas port and any of our expansion plans associated with it, which may in turn have an adverse effect on our results of operation.

        The container and other activities associated with the Las Palmas port and related services are primarily dependent on global trading volume and demand for agricultural product exports. Our port operations are subject to many risks and other factors, including the following:

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  adverse economic events or global economic crisis, such as the 2008 global economic crisis which had an adverse effect on ports and related services in 2008 and 2009;

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  significant competition from other ports along the Paraná River, which may be closer to certain production and delivery destinations further up river;

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  government intervention stemming from the strategic importance of ports and related infrastructure which makes them susceptible to expropriation and other forms of government intervention;

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  damage resulting from flooding and other natural disasters as well as ensuring the availability of insurance related thereto;

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  loss in production due to work stoppages or other labor disputes;

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  increasing costs of operation and maintenance stemming from the growing age of port equipment and vessels being served due to the increasing difficulty in procuring necessary parts for repairs; and

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  the repeal of the port authorization underlying our operations at the Las Palmas port which was granted by means of Decree No. 221/2006, dated March 1, 2006. Port authorizations, like any administrative decision in Argentina, may be subject to revocation by the government on public interest grounds. Any administrative decision which repeals the port authorization must, however, be reasonably grounded in the applicable legal framework and the relevant facts. In any case, there are no cases known of revocation of port authorizations for public interest reasons.

        We cannot assure you that our cargo may not be subject to flooding in the future or that such damage will be similarly covered by our existing insurance. In addition, any of the above factors whether individually or taken together could have a material adverse effect on our port operations or may delay or cancel our regional expansion activities or the future development of the Five Nations Industrial Park which is adjacent to the Las Palmas port.

We are dependent on executive officers.

        Our success depends, to a significant extent, on the continued employment of our executive officers, who have significant expertise and knowledge of our business and industry. Due to their experience and leadership capabilities, it may be difficult to find suitable replacements for them if they were to cease serving in their respective roles. The loss or interruption of their services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by our Company. Furthermore, any delay in finding, hiring or retaining a suitable replacement to any departing executive officer or highly qualified personnel could adversely affect our business, results of operations and financial condition.

Due to our recent adoption of IFRS and the Reorganization, our internal controls over financial reporting may not be effective, which could have a significant and adverse effect on our results of operation and financial reporting process.

        As we are a first time adopter of IFRS and prepared our first IFRS financial statements in 2016, we have had to face many challenging and complex accounting and financial reporting issues. As a private company, except pursuant to contractual obligations, we were not required to produce annual or quarterly periodic reporting in the past. In addition, in connection with the Reorganization, several businesses that previously operated separately, albeit under common control, are now unifying their reporting activities for the first time. As such, many of our financial reporting and internal controls have undergone significant changes in a short period. Improving internal control over financial reporting and mitigating the risks in our financial reporting processes continue to be top priorities. In the course of preparing our consolidated combined financial statements, we identified several improvement areas related to internal control issues, on which management has taken action. These were primarily in respect of the need for improvement in our information technology general controls and the need to enhance monitoring controls within financial operations and reporting functions. While we believe we have made progress in the implementation and adaptation of our internal control, these will continue to pose significant challenges to our financial reporting process.

We could lose customers if we fail to separate products that contain genetically modified organisms from those that do not.

        The use of genetically modified organisms, or GMOs, in food and animal feed has been met with varying degrees of acceptance in the different markets in which we operate. For example, the United States and Argentina have approved the use of GMOs in food products and animal feed, and GMO and non-GMO agricultural products is produced and frequently commingled during the agricultural product sourcing process. However, adverse publicity about genetically modified food has led to government regulations that limit sales of GMO products in some of the markets where we sell our products, including, most significantly, the European Union. Our sourcing operations are already equipped to segregate GMOs from non-GMO inputs and our processes and production could be adapted relatively quickly to a change in regulations; but we cannot assure you that our controls will always work to meet requirements set by foreign markets. As a result, should we be unable to meet GMO-related requirements set by foreign markets, or if it takes us longer than our competitors to satisfy such requirements our business, results of operations and financial condition could be adversely affected.

We depend on international trade and economic and other conditions in key export markets for our products.

        Our operating results depend largely on economic conditions and regulatory policies for our products in major export markets. Our ability to compete effectively in these export markets may be adversely affected by a number of factors that are beyond our control, including the deterioration of macroeconomic conditions, volatility of exchange rates, the imposition of greater tariffs or other trade barriers or other factors in those markets, such as regulations relating to chemical content of products and safety requirements. Due to the growing participation in worldwide primary food products markets by primary food producers in South America, South American exporters, including us, are increasingly affected by the measures taken by importing countries in order to protect their local producers. Measures such as the limitation on imports adopted in a particular country or region may affect the sector's export volume significantly and, consequently, our operating results.

        The European Union has a zero tolerance policy with respect to the import of genetically modified organisms, or GMOs. See "—We could lose customers if we fail to separate products that contain genetically modified organisms from those that do not". While the recent drought in Europe has led to the relaxation of these restrictions for certain products, we cannot assure you that we will continue to be able to export any of our products with GMOs to the European Union. If the sale of our products into a particular importing country is adversely affected by trade barriers or by any of the factors mentioned above, the relocation of our products to other countries on terms equally favorable could be impaired, and our business, financial condition and operating results may be adversely affected.

Our market share information is based on statistical studies that may be subject to variation or error.

        Our management relies on market share information provided by CCR and Nielsen which contains certain estimates and projections based on certain statistical procedures and generally used practices in the area of marketing. Some of the sources of information used in connection with the preparation of these studies are not always under our or Nielsen's or CCR's control. Further, some of these practices and procedures are subject to estimation and margin of error inherent in statistical analysis. In addition, these studies only cover certain distribution channels, and, as such, may not reflect the totality of the market. Finally, such studies may be subject to data base errors or other risks. As a result, while our management relies on this information for its strategic decision-making, we cannot assure you that such information may not be subject to error. Similarly, the information included in this prospectus may also be subject to error or may change with time. As such, care should be taken when relying the same.

On June 23, 2016, the United Kingdom, the "UK", voted by a majority in favor of the British Government taking the necessary action for the UK to leave the European Union.

        The outcome of the UK's referendum on membership in the European Union, held on June 23, 2016, was that the UK voted by a majority in favor of the British government taking the necessary action for the UK to leave the European Union. At this time, it is not certain what steps will need to be taken to facilitate the UK's exit from the European Union or the length of time that this may take. Furthermore, the UK's decision to leave the European Union has caused, and is anticipated to continue to cause, significant new uncertainties and instability in the financial markets, which may affect us and the trading price of our Class B ordinary shares and/or the ADSs. These uncertainties could have a material adverse effect on our fiscal condition or prospects. In addition, it is unclear at this stage what the impacts of the UK's departure from the European Union will ultimately be for us or the trading price of our Class B ordinary shares and/or the ADSs.

If U.S. President Donald Trump follows through with his proposals to impose significant tariffs or other restrictions on the countries to which we export, our revenues and results of operations may be materially harmed.

        Donald Trump's victory in the U.S. presidential election in 2016, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has created uncertainty with how trade would be affected. During the election campaign, President Trump suggested imposing a tariff on several countries that represent important export destinations for our agricultural products and primary food products as part of our Agro-Services and Sustainable Sourcing segment and Branded Industrial Products segment. If any such restrictions or tariffs are imposed on these export destinations, the resulting decrease in demand may have an adverse effect on our exports. As a result, we cannot assure you that any significant increase in tariffs, may not have an adverse effect on the economic performance of our primary export markets and consequently on our results of operation.

Argentine tax authorities may have differing interpretations of the tax treatment given to certain complex transactions undertaken by us and which are subject to a significant degree of judgment, potentially resulting in significant future tax liabilities that could adversely affect our business prospects, financial condition and results of operations.

        The amount of income tax we pay, as well as the deferred tax assets, liabilities and related provisions or reserves reflect our management's best assessment of current and future taxes to be paid and require a significant degree of judgment. We cannot assure you that Argentine tax authorities will agree with any of these assessments.

        During the Reorganization, for example, significant judgment was required in order to determine our overall current and future income tax position. Among these judgments was the valuation of a "non-compete" agreement signed with Companía Argentina de Granos S.A., which we refer to as CAGSA, as an intangible tax asset with a value of AR$3,273 million, which valuation resulted in the recording of a deferred tax asset in the amount of AR$1,146 million. The deduction in respect of this deferred tax asset resulted in a reduction in the amount of AR$229 million in the amount of current tax liabilities for the fiscal year ended November 30, 2017. The deduction in respect of this deferred tax asset resulted in a reduction in the amount of AR$57 million in the amount of current tax liabilities for the three-month period ended February 28, 2018. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Income Taxes" and Note 4(e) of our audited combined consolidated financial statements.

        While we have sought and obtained external opinions from reputable tax advisors and believe we have made appropriate provisions in connection with the CAGSA non-compete agreement referred to above, there can be no assurance that Argentine tax authorities will not impose potentially significant additional tax liabilities in connection with a negative evaluation or assessment proceeding in respect of our intended tax treatment. For example, under Argentine law, the tax authorities may challenge the amount of taxes we have paid for a period of up to five years as counted from the first day of the year after any relevant tax filings are made.

        Given the foregoing, we may in the future need to devote additional resources to defend our chosen tax treatment in the event of any challenge by Argentine tax authorities. In addition, our future results may include favorable or unfavorable adjustments (including in respect of any applicable fines or penalties which may be significant) to our estimated tax liabilities, including with respect to the CAGSA non-compete agreement, in the period in which the assessments are made or when tax examinations are closed and our effective tax rate may be subject to significant fluctuations which may in turn adversely affect our business prospects, financial condition and results of operations.

IFRS requires us to make certain assumptions and estimates relating to the recognition of gains or losses on biological assets under IAS 41 "Biological Assets." In the event that market conditions differ from our assumptions and estimates, there may be material adjustments to our results of operation.

        IFRS accounting standards for agricultural companies require that we make assumptions and estimates relating to the determination of the fair value of our biological assets. During the last quarter of the fiscal year ended November 30, 2017, we acquired participating interests from CAGSA in agricultural arrangements for the forming of certain agricultural products. Those arrangements are structured as contractual agreements entered into with third parties for the production of certain crops comprising approximately 215,000 hectares, including wheat, sorghum, soy, cotton and corn. We are entitled to 38% of such total agricultural production. In connection with these arrangements, for the year ended November 30, 2017 we recognized a gain of AR$194 million and for the three-month period ended February 2018 we recognized a gain of AR$21 million in connection with a change in fair value of these biological assets. Among other factors, the assumptions required under IFRS accounting standards in order to determine the fair value of these biological assets include future agricultural commodity yields, prices, discount rates, and production costs through the use of a discounted cash flow method. The assumptions and estimates used to determine the change in fair value, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations in subsequent periods. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Biological Assets."

Risks Related to the ADSs and our Class B Ordinary Shares

You may not be able to sell the Class B ordinary shares or ADSs you own at the time or the price you desire because an active or liquid market for these securities may not develop.

        Prior to the Global Offering, there has not been a public market for our Class B ordinary shares or ADSs. We intend to apply to list the ADSs on the NYSE. We also intend to apply to list and trade our Class B ordinary shares in Argentina on the BYMA. We cannot predict whether an active liquid public trading market for the ADSs will develop or be sustained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. The liquidity of a securities' market is often a function of the volume of the underlying Class B ordinary shares that are publicly-held by unrelated parties. Although ADSs holders are entitled to withdraw Class B ordinary shares underlying the ADSs from the ADS Depositary at any time, the BYMA in Argentina is generally a less liquid trading market than the NYSE. As a result, holders may be unable to trade actively in the markets.

The market price for our Class B ordinary shares or ADSs could be highly volatile, and our Class B ordinary shares or ADSs could trade at prices below the initial offering price.

        The market price for our Class B ordinary shares or the ADSs after the Global Offering is likely to fluctuate significantly from time to time in response to factors including:

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  fluctuations in our periodic operating results;

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  changes in financial estimates, recommendations or projections by securities analysts;

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  changes in conditions or trends in our industry;

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  changes in the economic performance or market valuation of our competitors;

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  announcements by our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

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  events affecting equities markets in the countries in which we operate;

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  legal or regulatory measures affecting our financial conditions;

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  departures of management and key personnel; or

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  potential litigation or the adverse resolution of pending litigation against us or our subsidiaries.

        Volatility in the price of our Class B ordinary shares or the ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans or those of competitors, could adversely affect the trading price of our Class B ordinary shares or the ADSs, regardless of the likely outcome of those developments or proceedings. Broad market and industry factors could adversely affect the market price of our Class B ordinary shares or ADSs, regardless of our actual operating performance. As a result, our Class B ordinary shares or ADSs may trade at prices significantly below the initial public offering price.

Actual or anticipated sales of a substantial number of our ordinary shares or the ADSs could decrease the market prices of our Class B ordinary shares and ADSs.

        Following the Global Offering, certain of the selling shareholders may continue to hold Class A ordinary shares representing up to         % of our capital stock. Sales of a substantial number of our ordinary shares or ADSs after the consummation of the Global Offering, or the anticipation of such sales, could decrease the trading price of the Class B ordinary shares and the ADSs. Although the selling shareholders have agreed to refrain from any sales of their ordinary shares or ADSs for 180 days following the consummation of the Global Offering, we cannot assure you that these shareholders will not choose to sell all or a significant part of their remaining ordinary shares or the ADSs immediately following the expiration of this 180-day period. For further information on the selling shareholders and their participation in the Company, see "Principal and Selling Shareholders".

We are controlled by our principal shareholders.

        As of the date of this prospectus, members of the Navilli family, our principal shareholders, own in the aggregate 100% of our share capital, as described in "Principal and Selling Shareholders." Even after giving effect to the Global Offering, the Navilli family will still own a controlling stake of our share capital. Each ordinary share of our share capital represents the same economic interests. However, as the sole holders of our Class A ordinary shares, the Navilli family will be entitled to five votes per each Class A ordinary share while holders of our Class B ordinary shares shall be entitled to one vote per each Class B ordinary share. According to our bylaws, a two-thirds vote by our Class A ordinary shares is required, regardless of the percentage of capital they represent, in order for us to duly resolve a merger with another company, a voluntary dissolution, our relocation abroad and fundamental change in our corporate purpose. As a result of this significant difference in voting interests, our principal shareholders will be able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders' approval, including fundamental corporate transactions and the payment of dividends by us. Due to the increased voting power of our Class A ordinary shares, this ability to control and direct our operations may persist even in the event that the Navilli family holds less than a majority of the economic interests in our ordinary shares. The Navilli family's interests may conflict with your interests as a holder of Class B ordinary shares or ADSs, and they may take actions that might be desirable to them but not to other shareholders. For more information on the composition of our principal shareholders see, "Principal and Selling Shareholders".

We will have broad discretion in the use of proceeds from the Global Offering and may use them in ways that may not enhance our operating results or the price of the Class B ordinary shares or ADSs.

        We will have broad discretion over the use of proceeds from the Global Offering. You may not agree with our decisions, and our use of the proceeds may not yield a favorable return, if any, on your investment. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of the Global Offering. If we do not invest or apply the proceeds of the Global Offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of our Class B ordinary shares or ADSs to decline. For further information on how we intend to use the proceeds of the Global Offering, see "Use of Proceeds".

Upon becoming a registered public company and as we continue with our activities relating to the testing of internal controls, we may identify internal control issues.

        As part of our preparation in connection with the Global Offering, we began a more comprehensive review of our internal control environment in order to be ready to comply with the requirements of U.S. law, including the Sarbanes-Oxley Act. This review includes an assessment of the design and effectiveness of our internal control environment under the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. We believe that this process will provide consistency in evaluations and verification of the appropriateness and completeness of our activities. We will regularly monitor and report on our review of internal controls to executive officers, our Board of Directors, our external auditors and to the market, if material weaknesses are identified.

        As a foreign private issuer we will not be immediately required to comply with the attestation reports. However, we intend to evaluate our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder, which we refer to as Section 404. The process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our testing, we may identify deficiencies of which we are not currently aware.

        If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated combined financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and possibly, harm our results of operations, and lead to a decline in the trading price of our Class B ordinary shares.

Investors may not be able to effect service of process within the United States limiting their recovery of any foreign judgment.

        We are a publicly held corporation (sociedad anónima commercial, industrial, financiera, inmobiliaria y agropecuaria) organized under the laws of Argentina. Substantially all of our directors and our executive officers, and a significant part of our and their assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. There is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us. In addition, the enforceability in Argentine courts of judgments of U.S. or non-Argentine courts with respect to matters arising under U.S. federal securities laws or other non-Argentine regulations will be subject to compliance with certain requirements under Argentine law, including the condition that any such judgment does not violate Argentine public policy (orden público).

You will experience immediate and substantial dilution in the book value of the Class B ordinary shares or ADSs you purchase in the Global Offering.

        Because the offering price of the Class B ordinary shares and ADSs being sold in the Global Offering will be substantially higher than the net tangible book value per share, you will experience immediate and substantial dilution in the book value of these Class B ordinary shares or ADSs. Net tangible book value represents the amount of our tangible assets, minus our pro forma total liabilities.

Moreover, if you do not exercise your rights under the Class B ordinary shares rights or ADSs, as the case may be, you will also experience immediate and substantial dilution in the book value of your Class B ordinary shares or ADSs. See "Dilution".

As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain Exchange Act reports.

        As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act, and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

        We are a foreign private issuer within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not to comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We will follow certain Argentine practices concerning corporate governance and intend to continue to do so. Accordingly, holders of our Class B ordinary shares or ADSs will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

        For example, the NYSE listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a "controlled company". Under Argentine corporate governance practices, an Argentine company is not required to have a majority of independent members on its board of directors. Notwithstanding, pursuant to the Argentine Capital Markets Law, and its corresponding regulations, listed companies in Argentina are required to have an audit committee consisting of at least three members of our Board of Directors, the majority of which (that is, at least two members) must be independent directors. Under SEC standards applicable to us, all audit committee members will need to be independent following an initial transition period. The listing standards for the NYSE also require that U.S. listed companies, at the time they cease to be "controlled companies," have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under Argentine law, an Argentine company may, but is not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. In addition, NYSE rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Argentine law.

        The NYSE's listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. We are not required to comply with all of the NYSE's corporate governance guidelines and are instead only required to describe any differences between our governance practices and those requirements. For a further description of our corporate governance regime, see "Management—Corporate Governance Practices".

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

        Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina's short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

        Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our Class B ordinary shares or ADSs to protect your or their interests in connection with actions by our Board of Directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our Class B ordinary shares and ADSs at a potential disadvantage.

You may be unable to exercise voting rights with respect to the Class B ordinary shares underlying your ADSs at our shareholders' meetings.

        As a holder of ADSs, we will not treat you as one of our shareholders and you will not have shareholder rights. The ADS Depositary will be the holder of the Class B ordinary shares underlying your ADSs and holders may exercise voting rights with respect to the Class B ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the ADS Depositary with respect to the underlying Class B ordinary shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our Class B ordinary shares will receive notice of shareholders' meetings through publication of a notice in the Official Bulletin of the Province of Buenos Aires (Boletín Oficial de la Provincia de Buenos Aires), an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), pursuant to the delegation of powers by BYMA to the Buenos Aires Stock Exchange and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the ADS Depositary. If we ask it to do so, the ADS Depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the ADS Depositary as to voting the Class B ordinary shares represented by their ADSs. Due to these procedural steps involving the ADS Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class B ordinary shares and Class B ordinary shares represented by ADSs may not be voted as you desire.

Non-Argentine companies or entities that own our Class B ordinary shares directly and not as ADSs may not be able to exercise their rights as shareholders unless they are registered in Argentina.

        Under Argentine law, foreign companies or entities that own shares in an Argentine corporation are required to register with the corresponding Argentine public registry, in order to exercise certain shareholder political rights, including voting rights. If you own our Class B ordinary shares directly (rather than ADSs) and you are a non-Argentine company or entity and you are not registered with the corresponding Argentine public registry, your ability to exercise your rights as a holder of our Class B ordinary shares may be limited.

Holders of Class B ordinary shares may determine not to pay any dividends.

        In accordance with the Argentine General Companies Law 19,550, as amended, which we refer to as the Argentine General Companies Law, after allocating at least 5% of our annual net earnings to constitute a mandatory legal reserve until our legal reserve equals 20% of our share capital, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our consolidated combined financial statements prepared in accordance with IFRS. If this legal reserve is reduced for any reason, no dividends can be distributed until it is reinstated. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders' meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. In addition, the Company has entered into certain loan agreements that include restrictions and requirements regarding payment of dividends and other distributions. See "Dividend Policy—Contractual Limitations on Dividend Payments". As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.
Our shareholders' ability to receive cash dividends may be limited.

        Our shareholders' ability to receive cash dividends may be limited by the ability of the ADS Depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the ADS Depositary, to the extent that the ADS Depositary can in its judgment convert Pesos (or any other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars to the United States, the ADS Depositary will promptly as practicable convert or cause to be converted all cash dividends received by it on the deposited securities into U.S. Dollars. If in the judgment of the ADS Depositary this conversion is not possible on a reasonable basis (including as a result of applicable Argentine laws, regulations and approval requirements), the ADS Depositary may distribute the foreign currency received by it or in its discretion hold such currency without investing it for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the ADS Depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

Future restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B ordinary shares underlying the ADSs.

        The federal government may in the future impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Beginning in December 2001, the federal government implemented an unexpected number of monetary and foreign exchange control measures, several of which were de facto or informal, that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval, restrictions on the movement of capital to and from Argentina such as the ones which previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class B ordinary shares, as the case may be, from Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad. We cannot assure you that the federal government will not take similar measures in the future. In such a case, the ADS Depositary may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid.

Payment of dividends and other amounts to non-residents has been limited in the past and may be limited again.

        From 2011 until President Macri assumed office, the federal government increased controls limiting the possibility of transferring funds abroad. Furthermore, during the last few years under the Fernández de Kirchner administration, the Central Bank exercised a de facto prior approval power for certain foreign exchange transactions, such as dividend payments, capital reductions and payment for the importation of goods and services, irrespective of their amount. The Macri administration has removed most of these controls. Notwithstanding the measures adopted by the Macri administration, similar restrictions may be enacted in the future by the federal government or the Central Bank, which could have an adverse effect on the value of our Class B ordinary shares and the ADSs. Moreover, in such an event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

You might be unable to exercise preemptive or accretion rights with respect to the Class B ordinary shares underlying your ADSs.

        Under the Argentine General Companies Law, if we issue new Class B ordinary shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of Class B ordinary shares to maintain their existing ownership percentage, which is known as preemptive rights. In addition, our shareholders are entitled to the right to subscribe for the unsubscribed Class B ordinary shares at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. You may not be able to exercise the preemptive or accretion rights relating to the Class B ordinary shares underlying your ADSs unless a registration statement under the Securities Act of 1933, which we refer to as the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the Class B ordinary shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of Class B ordinary shares or ADSs may suffer dilution of their interest in our Company upon future capital increases.

Changes in the Argentine tax laws and regulations or in the interpretation of such laws and regulations may adversely affect the tax treatment of our Class B ordinary shares and/or the ADSs.

        The results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities of Argentine companies are subject to Argentine income tax, regardless of the type of beneficiary who obtains the gain. Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) and derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 30% on net income (applicable to profits obtained during fiscal periods initiated from January 1, 2018 to December 31, 2019). The tax rate has been recently reduced from 35% (applicable to profits obtained in fiscal periods prior to January 1, 2018) by Law No. 27,430. For fiscal periods beginning on January 1, 2020 onwards, the tax rate will be 25%, according to the regulations currently in force. Capital gains obtained by Argentine resident individuals derived from the sale, exchange or other disposition of shares and other securities are subject to income tax at the rate of 15% on net capital gain, provided that there is an exemption for Argentine resident individuals and non-resident entities or individuals, which are refer to as Foreign Beneficiaries, if the following requirements are met: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV. Foreign Beneficiaries are also exempt in the case of sales, exchanges or other dispositions of ADS representing shares placed by means of a public offering authorized by the CNV. In case the exemptions are not applicable, the Argentine non-resident capital gains income tax is applicable at the seller's choice at either (i) 15% on the net amount resulting from deducting from the sale price of the shares the acquisition cost and the expenses incurred in Argentina necessary for obtaining, maintaining and conserving this asset or (ii) 15% on the net presumed gain of 90% of the sale price, which results in an effective rate of 13.5% on the sale price.

        For Foreign Beneficiaries, the exemption on the sale of Argentine shares and/or ADSs would only apply to the extent that such Foreign Beneficiaries do not reside in, or the funds do not derive from, jurisdictions not considered as cooperative for purposes of fiscal transparency. If the reason according to which the exemption does not apply is that a Foreign Beneficiary resides in or its funds derive from jurisdictions not considered as cooperative, a reasonable approach is that an effective rate of 31.5% would apply. However this approach has not yet been confirmed by regulations that tax authorities and/or the Executive Branch may issue.

        In addition, according to the last amendment introduced by Law No. 27,430, no taxes would be claimed to the abovementioned Foreign Beneficiaries on past sales of Argentine shares or other securities traded in the CNV's authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of a method for collection.

        Foreign Beneficiaries are subject to Argentine non-resident capital gains income tax when the gain resulting from the transaction with securities qualifies as being from an Argentine source of income. Under the Argentine Income Tax Law, as amended and its regulations, a taxpayer is considered to earn Argentine source income where such income is derived from: (i) assets located, placed or used in Argentina; (ii) the performance of any act or activity in Argentina; or (iii) events occurring in Argentina. In addition, it was finally clarified that, from 2018 onward, the income derived from the sale of ADSs will be treated as coming from an Argentine source. Capital gains obtained by Foreign Beneficiaries from the sale, exchange or other disposition of ADSs are, however, exempt from income tax.

        Based on the foregoing, income earned by Foreign Beneficiaries from transactions in shares or securities issued by Argentine entities, such as the Class B ordinary shares and ADSs, would be considered Argentine source income and subject to tax, unless any of the abovementioned exemptions applies. Furthermore, we cannot assure you that holders of Class B ordinary shares or ADSs will not be subject to additional tax obligations as a result of new regulations that may be adopted. Therefore, holders of our Class B ordinary shares or the ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences of owning our Class B ordinary shares or the ADSs. See "Dividend Policy" and "Taxation—Material Argentine Tax Considerations".

We may be a passive foreign investment company for U.S. federal income tax purposes.

        A non-U.S. corporation will be considered a passive foreign investment company, which we refer to as a PFIC, for U.S. federal income tax purposes in any taxable year in which 75% or more of its gross income is "passive income" or 50% or more of its assets constitute "passive assets." The determination as to whether a non-U.S. corporation is a PFIC is based upon the application of complex

U.S. federal income tax rules (which are subject to differing interpretations), the composition of income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by its officers and employees.

        Based upon our current and projected income, assets and activities, we do not expect to be considered a PFIC for our current taxable year or for future taxable years. However, because the determination of whether we are a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

        If we are a PFIC for any taxable year during which a U.S. Holder, as defined in "Taxation—Material U.S. Federal Income Tax Considerations", holds the ADSs or Class B ordinary shares, the U.S. Holder might be subject to increased U.S. federal income tax liability and to additional reporting obligations. See "Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules". U.S. Holders are encouraged to consult their own tax advisors regarding the applicability of the PFIC rules to their purchase, ownership and disposition of the ADSs or Class B ordinary shares.

Our shareholders may be subject to liability for certain votes of their securities.

        Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the purchase price of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders' votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine General Companies Law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders. As a result, we cannot assure you that some shareholders may not be held liable for damages or other expenses under the Argentine General Companies Law.

In the past we have conducted business with Cuba. As a result, we may be subject to potential investigations by US authorities or reputational risks associated with doing business with sanctioned countries, which may affect the price of our Class B shares.

        In the past, we have engaged in sporadic export sales of agricultural products and primary food products to Cuba. For the fiscal year ended November 30, 2016, our sales to Cuba represented a negligible amount of our net sales for the period. Similarly, for the fiscal year ended November 30, 2016, the total amount of tonnes of agricultural products exported consisted of less than 0.3% of our total tonnes of agricultural products exported for such year. As we are not a U.S. company we may have sporadically conducted business with certain counterparties with which U.S. persons may be restricted or prohibited from conducting the same or similar business. As of the date of this prospectus, however, we are not actively pursuing or seeking to pursue commercial efforts with any country or other counterparty included in any sanctioned list.

        The U.S. Treasury Department's Office of Foreign Assets Control, which we refer to as OFAC, administers and enforces economic and trade sanctions based on U.S. foreign policy against Cuba and certain other targeted foreign countries, and groups opposed to the Cuban regime may seek to exert pressure on companies doing business in Cuba. Although Cuba has been removed from the U.S. Department of State's list of state sponsors of terrorism, uncertainty remains over OFAC's enforcement of sanctions against Cuba and the impact the sanctions program will have on our operations, and ultimately the market price of our Class B ordinary shares, particularly if such activities grow in the future. In addition, certain U.S. states have enacted or may enact legislation regarding investments by state-owned investors, such as public employee pension funds and state university endowments, in companies that have business activities with Cuba such as our Company. As a result, such state-owned institutional investors may be subject to restrictions with respect to investments in companies such as ours, which could also adversely affect the market for our Class B ordinary shares.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

        Following the completion of the Global Offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC and the CNV. Complying with these reporting and regulatory requirements will be time consuming, resulting in increased costs to us or other adverse consequences.

        As a public company, we will be subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, as well as to the Argentine Capital Markets Law and CNV Rules. These requirements may place a strain on our systems and resources. The Exchange Act applicable to us requires that we file annual and current reports with respect to our business and financial condition. Likewise, CNV Rules require that we make annual and quarterly filings and that we comply with disclosure obligations including current reports. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition.

USE OF PROCEEDS

        We expect to receive approximately US$         million (AR$         million based on the venta de divisas exchange rate of AR$        per US$1.00 reported by the Banco de la Nación Argentina for                    , 2018) of net proceeds from the sale of ADSs and Class B ordinary shares by us in the Global Offering, after deducting the estimated underwriting discounts and commissions and estimated expenses incurred in connection with the Global Offering, based on an assumed offering price of US$        per ADS, which corresponds to the mid-point of the range set forth on the cover page of this prospectus. If the international underwriters fully exercise their over-allotment option, we expect to receive approximately US$         million (AR$         million based on the venta de divisas exchange rate of AR$        per US$1.00 reported by the Banco de la Nación Argentina for                    , 2018) of net proceeds. An increase (decrease) of US$1.00 in the price per ADS would increase (decrease) the net proceeds to us in connection with the Global Offering by US$       million (assuming the over-allotment option is not exercised).

        We will not receive any proceeds from the sale of ADSs or Class B ordinary shares by the selling shareholders.

        The principal purposes for the Global Offering are to increase our financial flexibility, to create a public market for our Class B ordinary shares and the ADSs and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds from the Global Offering for the repayment of certain indebtedness.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Global Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Global Offering to repay other indebtedness or for some other necessary purpose. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to the ADSs and our Class B Ordinary Shares—We will have broad discretion in the use of proceeds from the Global Offering and may use them in ways that may not enhance our operating results or the price of the Class B ordinary shares or ADSs."

 DIVIDEND POLICY

Our Dividend Policy

        Under the Argentine General Companies Law, the declaration and payment of dividends, subject to compliance with applicable Argentine corporate law, is determined by the annual shareholders' meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting. Both our Class A and Class B ordinary shares are entitled to the same amount of dividends per share.

        Dividends, if any, on our outstanding Class A ordinary shares and Class B ordinary shares will be proposed by our Board of Directors and subject to the approval of our shareholders. Even if our shareholders decide to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings investment plans, capital requirements and surplus, general financial condition, contractual restrictions and other factors our Board of Directors and shareholders may deem relevant.

        In addition, the distribution of dividends may be limited by Argentine law, which permits the distribution of dividends only out of realized and net earnings (ganancias líquidas y realizadas) as set forth in our annual standalone financial statements presented in Pesos and approved by our shareholders, or consolidated special interim balance sheet in case of anticipated dividends.

        Under the Argentine General Companies Law and our bylaws, we are required to allocate to our legal reserve 5% of our annual net earnings, plus or minus the results or prior years, until our legal reserve equals 20% of our then-outstanding share capital, which legal reserve is not available for distribution to shareholders. References to our bylaws are to our bylaws as adopted upon the effectiveness of the Global Offering. Additionally, our annual net income must be allocated in the following order:

  •
  to comply with the legal reserve requirement;

  •
  to pay the accrued fees of the members of the our Board of Directors and supervisory committee;

  •
  to pay dividends on preferred shares (if at any time issued and existing); and

  •
  the remainder of net income for the year may be distributed as dividends or as otherwise determined by our shareholders at the annual shareholders' meeting.

        According to the rules issued by the CNV, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution.

        For the fiscal years ended November 30, 2015, 2016 and 2017, we paid dividends to our shareholders totaling AR$16 million, AR$74 million and AR$77 million, respectively. As of February 28, 2018, we paid dividends to our shareholders totaling AR$30 million and we had AR$227 million in declared but unpaid dividends payable to shareholders that were holders as of February 23, 2017. For further information, see "Related Party Transactions."

Payment of Dividends

        In general, Argentine foreign exchange regulations grant access to the foreign exchange market for the purchase of foreign currency to pay dividends abroad to foreign shareholders or to a ADS Depositary for the benefit of the foreign holders of ADSs, provided that the "Foreign Assets and Liabilities Regime" established by Communiqué "A" 6401, has been complied with. The shares underlying the ADSs are held in Argentina by Banco Santander Rio S.A., acting as the custodian agent for the ADS Depositary. The ADS Depositary will be the registered owner on the records of the registrar of our Class B ordinary shares and will act as the registrar of our ADSs. We will inform the

Central Bank of the amount of our Class B ordinary shares held by foreign shareholders and the shares underlying the ADSs, and, therefore, should have access to the foreign exchange market to pay dividends with respect to our Class B ordinary shares or ADSs, subject to certain structural restrictions as described further in "Risk Factors—Risks Related to ADSs and our Class B Ordinary Shares—Future restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B ordinary shares underlying the ADSs". Pursuant to the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared with respect to the underlying Class B ordinary shares represented by such ADSs to the same extent as the holders of the Class B ordinary shares.

        Payments of cash dividends and distributions, if any, will be made in Pesos, although we reserve the right to pay in other currency. See "Risk Factors—Risks Related to the ADSs and our Class B Ordinary Shares—Holders of Class B ordinary shares may determine not to pay any dividends". The ADS Depositary will convert such dividends received by the ADS Depositary in Pesos into U.S. Dollars and pay such amount to holders of ADSs, net of any dividend distribution fees, ADS Depositary fees and expenses, currency conversion expenses, taxes or governmental charges, if any. For a further description of the taxes due in connection with ADSs, see "Taxation—Material Argentine Tax Considerations—Taxes on Dividends". In the event that the ADS Depositary is unable to convert immediately the Argentine currency received as dividends into U.S. Dollars, the amount of U.S. Dollars payable to holders of ADSs may be adversely affected by depreciation of the Peso. See "Risk Factors—Risks Related to the ADSs and our Class B Ordinary Shares—Future restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B ordinary shares underlying the ADSs".

Contractual Limitations on Dividend Payments

        Pursuant to several of our existing debt agreements, we are subject to various customary restrictions on the payment of dividends upon the occurrence of an event of default under such agreements or if such payment would otherwise be reasonably likely to result in an event of default. Similarly, both we and our subsidiaries are also prohibited from paying dividends in the event that we fail to comply with certain financial ratios and covenants. For a further description of the specific limitations on dividends set forth in our material debt agreements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness".

        The payment of cash dividends may be subject to additional tax considerations. For further information on the tax implications of dividend payments see "Taxation—Material Argentine Tax Considerations—Taxation on Dividends".

 CAPITALIZATION

        The following table sets forth our capitalization as of February 28, 2018, on an actual basis and as adjusted to give effect to:

  •
  the completion of the Global Offering; and

  •
  the application of the net proceeds of the Global Offering. See "Use of Proceeds."

        These adjustments are based on an assumed initial public offering price of US$        per ADS, which is the midpoint of the price range per ADS set forth on the cover of this prospectus. We expect to receive US$         million of net proceeds from the sale of ADSs and Class B ordinary shares by us in the Global Offering, after deducting the estimated underwriting discounts, commissions and expenses incurred in connection with the Global Offering, based on an assumed offering price of US$        per ADS, which corresponds to the mid-point of the range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of ADSs or Class B ordinary shares by the selling shareholders.

        The table below should be read in conjunction with "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated combined financial statements and related notes included elsewhere in this prospectus.

	As of February 28, 2018
	Actual	As Adjusted(1)
	(in thousands of Pesos) (unaudited)
Current borrowings
Secured Bank borrowings	920,013
Unsecured Bank borrowings	9,394,096
Discounted notes	14,037
Banks overdrafts	16,549
Obligations under finance leases	42,024
Total current borrowings	10,386,719
Non-current borrowings
Secured Bank borrowings	3,372,976
Unsecured Bank borrowings	6,972,068
Obligations under finance leases	164,945
Total non-current borrowings	10,509,989
Total borrowings	20,896,708
Shareholders' equity
Total equity	977,809

Total capitalization	21,874,517

(1)
The as adjusted column reflects the receipt of net proceeds from the Global Offering and the application of such proceeds as described in "Use of Proceeds", but does not reflect the exercise of the over-allotment option.

 DILUTION

        Prior to the Delivery Date, our outstanding capital stock consisted of              Class A ordinary shares and               Class B ordinary shares. If you invest in our ADSs in this international offering, your ownership interest will be diluted to the extent of the difference between the offering price per ADS and the net book value per ADS upon the completion of this international offering. Dilution results from the fact that the per-ADS offering price of ADS in this international offering could be substantially in excess of the actual book value per ADS. As of February 28, 2018, we had a net tangible book value of AR$           million or AR$          per ordinary share or US$          per ADS. Net tangible book value per ordinary share represents the amount of our total tangible assets of AR$           million (total assets less intangible assets and deferred tax assets) less total liabilities of AR$           million, divided by the total number of our ordinary shares outstanding as of                    , 2018.

Dilution of Shareholders' Interest After the International Offering

        After giving effect to the sale of the ADSs offered by us in the international offering at the offering price of US$          per ADS (the mid-point of the price range set forth on the cover page of this prospectus) and of the Class B ordinary shares offered by us in the Argentine offering at the offering price of AR$          per share (the mid-point of the price range set forth on the cover page of this prospectus) and, after deducting the estimated underwriting discounts and commissions and expenses incurred in connection with the Global Offering, our net tangible book value estimated at February, 2018 would have been approximately US$           million, based on the venta de divisas exchange rate of AR$20.11 per US$1.00 reported by the Banco de la Nación Argentina for February 28, 2018, representing US$          per ordinary share and US$          per ADS. This represents an immediate increase in net tangible book value of US$          per ordinary share and US$          per ADS to existing shareholders and ADS holders, respectively, and an immediate dilution in tangible book value of US$          per ADS to purchasers of ADSs in the international offering. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and net tangible book value per ordinary share immediately after the completion of the international offering.

        This dilution analysis assumes no exercise of preemptive and accretion rights by our minority shareholders and no exercise of the overallotment option granted to the international underwriters.

        The following table is for illustrative purposes only:

	Per Ordinary Share		Per ADS(1)
	AR$		US$
Offering price (per ordinary share/ADS)
Net tangible value per ordinary share/ADS prior to the Global Offering
Increase in net tangible value per ordinary share/ADS after the Global Offering attributable to existing shareholders
Net tangible value per ordinary share/ADS after the Global Offering
Dilution per ordinary share/ADS to new investors(2)
Percentage of dilution in net tangible value per ordinary share/ADS(3)		%		%

(1)
Converted into U.S. Dollars at the venta de divisas exchange rate reported by the Banco de la Nación Argentina for February 28, 2018, which was AR$20.11 per US$1.00.

(2)
Dilution for this purpose represents the difference between the price per ordinary share/ADS paid by the investors in the international offering and the shareholders' equity value per ordinary share/ADS immediately after the completion of the international offering.

(3)
The calculation of the percentage of dilution to new investors is obtained by dividing the dilution of the shareholders' equity value per ordinary share/ADS to new investors by the price per ordinary share/ADS.

        A US$1.00 increase (decrease) in the public offering price of US$          per ADS would increase (decrease) our net tangible book value after the international offering by US$           million, the net tangible book value per ADS after the international offering by US$          per ADS and the dilution in the net book value per ADS to new investors in the international offering by US$          per ADS, assuming the number of Class B ordinary shares and the ADSs offered under the international offering and the Argentine offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and expenses incurred in connection with the Global Offering.

 EXCHANGE RATES AND EXCHANGE CONTROLS

        A significant portion of our operating income is exposed to foreign exchange fluctuations. We are primarily exposed to fluctuation in the exchange rate between the U.S. Dollar and the Peso. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk".

Argentine Pesos

        From April 1, 1991 until the end of 2001, Law No. 23,928 and Regulatory Decree No. 529/91, or the Convertibility Law, established a fixed exchange rate under which the Central Bank was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar. On January 6, 2002, the Argentine Congress enacted Economic Emergency Law No. 25,561, or the Public Emergency Law, which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of AR$1.00 to US$1.00, and granted the executive branch of the federal government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the Foreign Exchange Market. Following a brief period during which the federal government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Peso was permitted to float freely against other currencies since February 2002. The Public Emergency Law was subsequently extended and only concerning social matters remains in effect.

        Since the suspension of some of the provisions of the Convertibility Law in December of 2001, the federal government has imposed several controls on the purchase of foreign currency in the exchange market, the transfer of funds outside of Argentina and the inflow of funds to Argentina.

        Beginning in late 2011, the federal government began implementing measures that further restricted access to the Foreign Exchange Market, and set limitations on the purchase of foreign currency except in the case of specific and regulated transactions.

        However, beginning in December 17, 2015, the federal government implemented a series of measures to progressively deregulate and implement more flexible rules for foreign exchange controls. The following amendments, along with certain other reforms, were introduced by communiqués including "A" 5850, "A" 5861, "A" 5899, "A" 6037, "A" 6058, "A" 6067, "A" 6137, "A" 6150, "A" 6163 and "A" 6174 in each case as amended. We refer to these communiqués collectively as the Amended Regulation. Among other changes, these amendments revised the rules pertaining to the Acquisition of External Assets, Payments for Services and Goods, Financial Indebtedness and the Repatriation of Direct and Portfolio Investments.

        Furthermore, on May 19, 2017, the Central Bank issued Communiqué "A" 6244 (as amended and supplemented by Communiqué "A" 6312) which, as of July 1, 2017, significantly amended and increased the flexibility of the foreign exchange market.

        Through Decree No. 27/2018 dated January 11, 2018 and Communiqué "A" 6436 dated January 19, 2018, the Government established a free foreign exchange market ("MELI") in replacement of the prior foreign exchange market (Mercado Único y Libre de Cambios), in order to provide more flexibility, favor competition, allow new operators and reduce costs. Through the MELI, the foreign exchange operations can be carried out by the financial entities and any other person authorized by the Central Bank that performs operations in foreign currency.

Restrictions as from July 1, 2017

        In accordance with Communiqué "A" 6436, with effect as from January 20, 2018, all of the rules previously regulating foreign exchange transactions were removed (unless otherwise indicated), and replaced by the following rules and regulations:

  •
  Any individual or entity is able to freely trade through the MELI.

  •
  All foreign exchange transactions must be conducted through an authorized entity, in accordance with Communiqué "A" 6443.

  •
  The hours of operation restrictions for the Foreign Exchange Market were removed.

  •
  The obligation of Argentine residents, which we refer to as the Reporting Subjects, to comply with the survey of foreign assets and liabilities even if there was no inflow of funds to the MELI and/or no future access to it for transactions to be declared.

  •
  The obligation to execute foreign exchange tickets for each foreign exchange transactions was removed; provided, however that registration of all transactions by the intervening financial entity remains in effect.

  •
  The financial entities shall comply with prevention of anti-money laundering and financing of terrorism rules.

  •
  Exchange transactions shall be made at an exchange rate freely agreed between the parties.

Survey of foreign assets and liabilities

        Through Communiqué "A" 6401, the Central Bank implemented an information regime for the registration of assets and liabilities maintained by resident with non-resident persons and entities.

        The reporting requirements under the information regime vary depending upon the final balance or amount of assets and liabilities acquired or sold abroad:

            (i)  For individuals or entities for whom the balance or the acquisition or sale of external assets and liabilities at the end of a given calendar year are equal to or exceed the equivalent of US$50,000,000, a quarterly declaration prior to the end of each quarter and an annual declaration, which permits the correction, affirmation or update of quarterly declarations, must be filed.

           (ii)  For individuals or entities for whom the balance or the acquisition or sale of external assets and liabilities at the end of a given calendar year are equal to or greater than US$10 million, but less than US$50 million, only an annual declaration is required.

          (iii)  For individuals or entities for whom the balance or the acquisition or sale of external assets and liabilities at the end of a given calendar year are equal to or greater than US$1 million but less than US$10 million, only a simplified annual declaration is required.

        There is no reporting obligation for individuals or entities for whom the balance or the acquisition or sale of external assets and liabilities at the end of a given calendar year are less than US$1 million.

        The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair our ability to transfer funds generated by our Argentine operations in U.S. Dollars outside Argentina. See "Risk Factors—Risks Related to Argentina—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. Dollar and the Peso" and "Risk Factors—Risks Related to the ADSs and our Class B Ordinary Shares—Future restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B ordinary shares underlying the ADSs."

        The following table sets forth the high, low, average and period end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. There can be no assurance that the Peso will not further depreciate in the future. The exchange rates below should not be considered as representations that the Peso amounts have been or could be converted into U.S. Dollars at that rate or any other rate. The official venta de divisas exchange rate on February 28, 2018, was AR$20.11 to US$1.00 reported by Banco de la Nación Argentina.

	Exchange Rate (Peso per U.S. Dollar)
	High(1)	Low(1)	Average(1)	Period End(1)
Year Ended November 30,
2013	6.14	4.84	5.37	6.14
2014	8.53	6.16	7.94	8.52
2015	9.69	8.53	9.04	9.69
2016	15.87	9.70	14.42	15.87
2017	17.79	15.19	16.43	17.31
Three-month Period Ended February 28,
2017	16.08	15.36	15.79	15.89
2018	20.20	17.23	18.89	18.65
Month Ended
October, 2017	17.70	17.33	17.46	17.66
November, 2017	17.65	17.31	17.48	17.31
December, 2017	19.20	17.23	17.73	18.65
January, 2018	19.65	18.41	19.04	19.65
February, 2018	20.20	19.38	19.87	20.11
March, 2018	20.41	20.14	20.23	20.14
April, 2018 (through April 23)	20.26	20.14	20.19	20.26

(1)
Reference to venta de divisas exchange rate reported by the Banco de la Nación Argentina.

SELECTED CONSOLIDATED COMBINED FINANCIAL DATA

        You should read the selected consolidated combined financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Summary Consolidated Combined Financial Data" and our consolidated combined financial statements and related notes included elsewhere in this prospectus.

        The selected consolidated combined financial information presented below under the captions "Consolidated Combined Statements of Comprehensive Income Data" and "Consolidated Combined Statements of Cash Flows Data" for the three-month periods ended February 28, 2017 and 2018 and the selected consolidated combined financial information presented below under the caption "Consolidated Combined Statements of Financial Position Data" as of February 28, 2018, have been derived from our unaudited interim condensed consolidated combined financial statements included elsewhere in this prospectus.

        The selected consolidated combined financial information presented below under the captions "Consolidated Combined Statements of Comprehensive Income Data" and "Consolidated Combined Statements of Cash Flows Data" for the years ended November 30, 2015, 2016 and 2017 and the selected consolidated combined financial information presented below under the caption "Consolidated Combined Statements of Financial Position Data" as of November 30, 2016 and 2017 have been derived from our audited consolidated combined financial statements included elsewhere in this prospectus. The selected consolidated combined financial information presented below under the caption "Consolidated Combined Statements of Comprehensive Income Data" and "Consolidated Combined Statements of Cash Flow Data" for the year ended November 30, 2014 and the selected consolidated combined financial information presented below under the caption "Consolidated Combined Statements of Financial Position Data" as of November 30, 2014 and 2015 and as of December 1, 2013 have been derived from our audited consolidated combined financial statements as of December 1, 2013, and November 30, 2014, 2015 and 2016 and for the years ended November 30, 2014, 2015 and 2016 included in our F-1/A filed with the SEC on November 6, 2017.

        We prepare our audited consolidated combined financial statements in accordance with IFRS as issued by the IASB. We applied IFRS for the first time for the fiscal year ended November 30, 2016 with a transition date of December 1, 2013. We have applied all IFRS issued by the IASB effective at the time of preparing our audited consolidated combined financial statements. We applied IFRS for the first time for our fiscal year ended November 30, 2016. The opening IFRS statement of financial position was prepared as of our transition date of December 1, 2013.

        We prepare our unaudited interim condensed consolidated combined financial statements in accordance with IAS 34 Interim Financial Reporting. The accounting principles used in the preparation of our unaudited interim condensed consolidated combined financial statements are consistent with those used in the preparation of our consolidated combined financial statements. Our unaudited interim condensed consolidated combined financial statements do not include all the information and disclosures required in our audited consolidated combined financial statements and accordingly should be read in conjunction with them.

        We have omitted from this prospectus selected audited consolidated combined financial data for the fiscal years ended November 30, 2013. We have omitted this information because such information cannot be provided without unreasonable effort or expense in light of the following circumstances:

  •
  Prior to the Reorganization, consolidated combined financial data for the various entities and businesses under the common control of our principal shareholders that were the subject of the Reorganization did not exist.

  •
  In connection with our adoption of IFRS for the first time in the fiscal year ended November 30, 2016 with a transition date of December 1, 2013, we were only required to prepare two years of audited consolidated combined financial statements and were not required to prepare additional unaudited consolidated combined financial data for any earlier periods.

  •
  The rules of the CNV applicable to us in connection with the Argentine offering only require the presentation of three years of audited consolidated combined financial data and require no additional consolidated combined financial data, either audited or unaudited, for any earlier periods.

	For the Three-Month Period Ended February 28		For the Fiscal Year Ended November 30,
Consolidated Combined Statements of Comprehensive Income Data	2018	2017	2017	2016	2015	2014
	(in thousands of Pesos except for shares and per share data)		(in thousands of Pesos except for shares and per share data)
Net sales	7,526,520	4,167,678	27,783,907	32,317,700	22,134,392	19,821,199
Cost of sales	(6,051,875)	(3,105,228)	(21,544,571)	(25,082,087)	(17,188,962)	(15,667,852)
Changes in fair value of biological assets	21,035	—	194,262	—	—	—

Margin before Operating Expenses	1,495,680	1,062,450	6,433,598	7,235,613	4,945,430	4,153,347

Selling expenses	(878,575)	(621,255)	(3,509,236)	(4,418,472)	(3,546,987)	(2,967,422)
Administrative expenses	(318,353)	(195,543)	(1,109,317)	(827,287)	(510,605)	(443,732)
Other operating income, net	8,517	(6,359)	20,485	10,882	27,637	24,088

Results from Operations Before Financing and Taxation	307,269	239,293	1,835,530	2,000,736	915,475	766,281

Financial income	38,350	22,065	192,033	323,429	230,221	267,655
Financial costs	(330,633)	(162,782)	(1,121,121)	(1,070,446)	(687,128)	(506,041)
Exchange differences, net	(2,687,688)	295,464	(1,297,544)	(1,448,401)	(398,464)	(311,690)

Financial results, net	(2,979,971)	154,747	(2,226,632)	(2,195,418)	(855,371)	(550,076)

Gain on acquisition of businesses(1)	—	—	—	1,084,327	—	—

(Loss)/Profit before Income Tax	(2,672,702)	394,040	(391,102)	889,645	60,104	216,205

Income tax—benefit/ (expense)	863,501	(94,149)	140,140	(25,263)	(48,173)	(68,396)

(Loss)/Profit for the period	(1,809,201)	299,891	(250,962)	864,382	11,931	147,809

(Loss)/profit attributable to equity holders of the parent	(1,809,201)	299,891	(250,962)	864,382	11,931	147,809

Adjusted average number of ordinary shares outstanding	150,000,000	150,000,000	150,000,000	150,000,000	150,000,000	150,000,000
(Loss)/profit per share attributable to equity holders (in Pesos or U.S. Dollars as the case may be)	(12.06)	2.00	(1.67)	5.76	0.08	0.99
OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss
Exchange difference on translation of foreign operations	145,937	(900)	9,854	175,444	19,564	71,072
Items that will not be reclassified to profit or loss
Revaluation of property, plants and equipment	1,503,272	—	3,135,100	2,929,983	915,093	1,029,368
Income tax expense	330,698	—	(1,096,542)	(1,028,497)	(320,531)	(360,525)

Total Other Comprehensive Income	1,979,907	(900)	2,048,412	2,076,930	614,126	739,915

Total Comprehensive Income	170,706	298,991	1,797,450	2,941,312	626,057	887,724

(1)
For a further description of this line item, see Note 29.3 to our audited consolidated combined financial statements.

	For the Three-Month Period Ended February 28,	For the Fiscal Year Ended November 30				As of December 1,
Consolidated Combined Statements of Financial Position Data	2018	2017	2016	2015	2014	2013
	(in thousands of Pesos)	(in thousands of Pesos)
ASSETS(1)
Non-Current Assets
Property, plant and equipment, net	16,801,410	15,025,769	11,714,621	5,348,675	4,160,354	2,639,214
Investment property, net	82,886	—	54,494	72,626	70,337	577
Intangible assets, net	90,521	95,082	114,471	14,359	15,820	9,957
Investments in associates	—	—	—	—	653	443
Deferred income tax assets	42,956	37,357	34,350	18,478	21,232	6,519
Other investments	—	—	15	133	235	83
Other receivables, net	19,309	14,307	359,790	78,569	61,313	101,996
Trade receivables, net	—	—	—	4,439	—	—

Total Non-Current Assets	17,037,082	15,172,515	12,277,741	5,537,279	4,329,944	2,758,789

Current Assets
Inventories	5,732,884	5,187,560	2,490,685	1,538,785	1,292,022	832,855
Biological Assets	546,763	518,860	—	—	—	—
Other receivables, net	1,962,093	2,013,909	1,126,326	903,022	517,126	495,189
Trade receivables, net	3,044,626	2,723,687	5,592,599	4,382,579	2,846,578	2,140,152
Other Investments	—	—	—	—	109	1,724
Financial assets at fair value	—	—	—	26,158	23,015	17,580
Derivatives	110,680	10,131	315,164	211,321	158,633	69,471
Cash and cash equivalents	2,801,386	3,925,721	3,794,667	943,731	1,121,351	865,445

Total Current Assets	14,198,432	14,379,868	13,319,441	8,005,596	5,958,834	4,422,416

Total Assets	31,235,514	29,552,383	25,597,182	13,542,875	10,288,778	7,181,205

SHAREHOLDERS' EQUITY(2)
Common stock	15,000	15,000	12,000	12,000	12,000	12,000
Additional paid-in capital	25,414	25,414	25,414	25,414	25,414	25,414
Reserves	8,978,498	6,998,591	4,717,491	2,640,561	2,026,435	1,286,520
Retained earnings	(8,041,103)	(6,100,980)	744,815	471,812	477,881	329,995

Total Shareholders' Equity	977,809	938,025	5,499,720	3,149,787	2,541,730	1,653,929

LIABILITIES
Non-Current Liabilities
Borrowings	10,509,989	11,883,245	6,234,323	1,215,844	1,224,210	620,550
Deferred income tax liabilities	1,339,793	2,411,554	2,747,057	1,251,968	982,175	643,322
Trade and other payables	—	—	189,041	13,850	72,760	13,498

Total Non-Current Liabilities	11,849,782	14,294,799	9,170,421	2,481,662	2,279,145	1,277,370

CURRENT LIABILITIES
Borrowings	10,386,719	6,039,337	4,144,725	3,898,992	2,128,053	2,235,964
Current income tax payable	3,960	41,971	103,828	1,563	10,148	27,659
Provisions	102,289	96,221	67,789	27,649	13,600	10,212
Derivatives	—	—	1,154	1,365	27,479	1,310
Trade and other payables	7,914,955	8,142,030	6,609,545	3,981,857	3,288,623	1,974,761

Total Current Liabilities	18,407,923	14,319,559	10,927,041	7,911,426	5,467,903	4,249,906

Total Liabilities	30,257,705	28,614,358	20,097,462	10,393,088	7,747,048	5,527,276

Total Equity and Liabilities	31,235,514	29,552,383	25,597,182	13,542,875	10,288,778	7,181,205

(1)
Our audited consolidated combined financial statements for the year ended November 30, 2016 do not reflect the consideration paid in connection with the Reorganization subsequent to November 30, 2016. All consideration paid in connection with the Reorganization is fully reflected in our audited consolidated combined statement of financial position as of the fiscal year ended November 30, 2017. For further information on these see "Presentation of Financial and Other Information—The Reorganization" and "Business—Our Corporate Structure and the Reorganization."

	For the Three-Month Period Ended February 28,		For the Fiscal Year Ended November 30,
Consolidated Combined Statement of Cash Flow Data	2018	2017	2017	2016	2015	2014
	(in thousands of Pesos)		(in thousands of Pesos)
Change in cash and cash equivalents
Cash and cash equivalents at beginning of year	3,925,721	3,794,667	3,794,667	943,731	1,121,351	865,445
Cash and cash equivalents at end of period/year	2,801,386	1,784,785	3,925,721	3,794,667	943,731	1,121,351

Net (decrease)/increase in cash and cash equivalents	(1,124,335)	(2,009,882)	131,054	2,850,936	(177,620)	255,906

Operating activities:
(Loss)/Profit for the period/year	(1,809,201)	299,891	(250,962)	864,382	11,931	147,809
Income tax expenses / (benefit)	(863,501)	94,149	(140,140)	25,263	48,173	68,396
Adjustments for:
Changes in fair value of biological assets	(21,035)	—	(194,262)	—	—	—
Depreciation	190,038	99,717	573,092	265,496	172,574	120,190
Amortization	5,242	4,431	19,896	10,527	4,567	2,424
Change in fair value of in derivatives	(100,549)	270,991	303,879	(104,054)	(78,803)	(62,992)
Provisions	8,774	9,526	36,347	40,140	14,049	3,388
Allowance for doubtful accounts	1,920	(1,959)	(9,285)	30,251	1,261	13,906
Results from sale of equity investments	—	(3,120)	(3,320)	(4,310)	(13,875)	—
Gain on acquisition of businesses	—	—	—	(1,084,327)	—	—
Results from sale of property, plant and equipment	(897)	(790)	(1,211)	(2,271)	(4,852)	(940)
Net interest accrued	476,780	140,716	1,280,218	747,017	456,907	238,386
Net exchange differences accrued and not paid	2,421,132	(76,089)	1,069,994	1,355,250	36,607	37,591
Interest collected	36,476	20,662	186,940	314,460	228,606	264,711
Income tax paid	—	(93,922)	(136,675)	(50,014)	(80,686)	(54,544)
Change in inventories	(545,324)	(226,142)	(2,696,875)	(731,347)	(246,763)	(459,167)
Changes in biological assets	(6,868)	—	(324,598)	—	—	—
Change in accounts receivable	(75,202)	4,750,716	2,766,445	(1,710,106)	(1,943,592)	(687,680)
Change in accounts payable	(374,389)	(2,132,044)	841,725	2,572,380	632,524	1,373,124
Change in other operating assets and liabilities, net	(85,754)	(1,381,275)	(548,157)	(11,742)	(49,608)	(117,643)
Net cash (used in)/generated from operating activities	(742,358)	1,775,458	2,773,051	2,526,995	(810,980)	886,959

Investing activities
Purchases of property, plant and equipment	(160,704)	(339,507)	(803,459)	(1,284,842)	(419,393)	(563,511)
Purchases of investment property	(30,990)	—	(1,000)	(6,100)	(2,468)	(69,609)
Purchases of intangible assets	(435)	(3,793)	(5,308)	(2,479)	(3,129)	(6,801)
Sales of property plant and equipment	1,258	110,146	227,361	21,670	17,653	36,423
Acquisition of businesses	—	—	—	(736,190)	—	—
Sales of related companies	—	3,120	3,320	43,095	14,573	—
Sales of intangible assets	—	4,499	—	—	(492)	507
Net cash used in investing activities	(190,871)	(225,535)	(579,086)	(1,964,846)	(393,256)	(602,991)

Financing activities
Loans paid	(2,172,146)	(5,314,442)	(10,358,531)	(11,250,069)	(3,999,372)	(3,553,332)
Borrowings	2,217,288	8,318,058	15,692,108	14,776,968	5,698,424	3,983,752
Interest paid	(282,569)	(156,794)	(926,944)	(1,045,344)	(655,479)	(504,329)
Effects of reorganization	—	(6,412,047)	(6,412,047)	(310,099)	—	77
Contributions	—	13,900	13,901	—	—	—
Dividends paid	(30,000)	—	(77,280)	(74,200)	(16,200)	—
Cost of issuing equity instruments	(43,156)	—	(64,759)	—	—	—
Net cash (used in)/generated by financing activities	(310,583)	(3,551,325)	(2,133,552)	2,097,256	1,027,373	(73,832)

Foreign exchange gain/(losses) on cash and cash equivalents	119,477	(8,480)	70,641	191,531	(757)	45,770
Net (decrease) / increase in cash and cash equivalents	(1,124,335)	(2,009,882)	131,054	2,850,936	(177,620)	255,906

Non-cash investing and financing activities
Acquisition of property, plant and equipment by finance lease	125,421	—	163,519	—	2,971	2,414

Acquisition of investment property	51,896	—	—	—	—	—

Effects of reorganization owed and not paid	—	217,677	(618,001)	—	—	—

Dividends declared not paid	—	227,000	579,000	207,080	1,800	—

Dividends declared per share	—	1.51	3.86	1.88	0.12	—

Adjusted Segment EBITDA

        The following tables set forth certain key financial and operational data for the fiscal years ended November 30, 2014, 2015, 2016 and 2017 and for the three-month period ended February 28, 2017 and 2018.

	For the Three- Month Period Ended February 28,		For the Fiscal Year Ended November 30,
	2018	2017	2017	2016	2015	2014
	(in thousands of Pesos)
		(in thousands of Pesos)
Adjusted Segment EBITDA(1) Retail Products segment	217,273	128,193	772,351	568,793	220,250	312,504
Adjusted Segment EBITDA(1) Branded Industrial Products segment	219,682	175,368	755,008	1,137,416	337,723	354,164
Adjusted Segment EBITDA(1) Agro-services and Sustainable Sourcing segment	65,594	39,880	901,159	570,550	534,643	222,227
Adjusted Segment EBITDA Margin(2) Retail Products segment (unaudited)	15.02%	11.51%	14.95%	15.30%	8.95%	13.06%
Adjusted Segment EBITDA Margin(2) Branded Industrial Products segment (unaudited)	9.23%	10.65%	8.52%	10.08%	3.37%	5.26%
Adjusted Segment EBITDA Margin(2) Agro-services and Sustainable Sourcing segment (unaudited)	5.01%	5.06%	13.17%	7.17%	17.33%	NM(3)

(1)
We define Adjusted Segment EBITDA as a segment's share of our line item results from operations before financing and taxation before depreciation and amortization. Adjusted Segment EBITDA excludes certain items that are not considered part of our Company's core operating results. Finance income, finance cost and exchange differences are not allocated to segments, as this type of activity is driven by the central treasury function, which manages the cash position of our Company.

(2)
Adjusted Segment EBITDA Margin is the ratio of our Adjusted Segment EBITDA to net sales per segment net of intersegment sales.

(3)
Ratios for the year 2014 are not comparable due to changes in the presentation of segment information for our Agro-Services and Sustainable Sourcing segment such that net sales to third parties are now presented net of "pass-through grain sales." For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Information and Non IFRS Financial Measures—Recent Change in Reporting for our Agro-Services and Sustainable Sourcing Segment."

Non-IFRS Measurements

  Total Adjusted Segment EBITDA

        The following table presents a reconciliation of Total Profit to Total Adjusted Segment EBITDA for each of the periods / fiscal years indicated.

	For the Three- Month Period Ended February 28,		For the Fiscal Year Ended November 30,
	2018	2017	2017	2016	2015	2014
	(in thousands of Pesos) (unaudited)		(in thousands of Pesos)
(Loss)/Profit for the period/year	(1,809,201)	299,891	(250,962)	864,382	11,931	147,809
Income tax (benefit)/expenses	(863,501)	94,149	(140,140)	25,263	48,173	68,396
(Loss)/Profit Before Income Tax	(2,672,702)	394,040	(391,102)	889,645	60,104	216,205
Gain on acquisition of businesses	—	—	—	(1,084,327)	—	—
Depreciation & amortization	195,280	104,148	592,988	276,023	177,141	122,614
Financial income	(38,350)	(22,065)	(192,033)	(323,429)	(230,221)	(267,655)
Financial costs	330,633	162,782	1,121,121	1,070,446	687,128	506,041
Exchange differences, net	2,687,688	(295,464)	1,297,544	1,448,401	398,464	311,690
Total Adjusted Segment EBITDA (unaudited)	502,549	343,441	2,428,518	2,276,759	1,092,616	888,895

  Net Debt to Total Adjusted Segment EBITDA

        We use the ratio of Net Debt to Total Adjusted Segment EBITDA as one of our principal measures of capital management. We define Net Debt to Total Adjusted Segment EBITDA as the ratio of borrowings minus cash and cash equivalents to Total Adjusted Segment EBITDA. The table below shows a reconciliation of this non-IFRS financial measure to total borrowings as follows:

	For the Three- Month Period Ended February 28,		For the Fiscal Year Ended November 30,
	2018		2017	2016	2015	2014
	(in thousands of Pesos)
Borrowings(1)	20,896,708		17,922,582	10,379,048	5,114,836	3,352,263
Cash and cash equivalents	2,801,386		3,925,721	3,794,667	943,731	1,121,351

Net debt (unaudited)	18,095,322		13,996,861	6,584,381	4,171,105	2,230,912

Total Adjusted Segment EBITDA (unaudited)	502,549		2,428,518	2,276,759	1,092,616	888,895

Net debt / Total Adjusted Segment EBITDA (unaudited)	N/M	(2)	5.76	2.89	3.82	2.51

(1)
Borrowings includes Bank Borrowings, Obligations Under Financial Leases, Banks Overdrafts and Discounted Notes.

(2)
The Net Debt to Total Adjusted Segment EBITDA ratio for the three-month period ended February 28, 2018 is not meaningful for comparative purposes because Total Adjusted Segment EBITDA is only for the three-month period ended February 28, 2018. As such, the ratio is not readily comparable with the ratios prepared using annual Total Adjusted Segment EBITDA.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated combined financial statements included elsewhere in this prospectus, as well as the information presented under "Selected Consolidated Combined Financial Data." The following management's discussion and analysis of financial condition and results of operations discussion contains forward-looking statements; for more information regarding the risks, uncertainties and assumptions inherent in these forward-looking statements, see "Forward-Looking Statements."

Overview

        We are a leading vertically integrated Argentine food company with top-of-mind consumer brands. We operate with the goal of adding value to agricultural products in which Argentina, our primary market and location of our principal sourcing activities, has natural competitive advantages. Our referential brands are Cañuelas, Pureza, 9 de Oro, San Agustín, Mamá Cocina, Paseo, Florencia, Pizza Pietro and Horno Casero, in the vegetable oil, flour, biscuits, cookies and crackers, ready-mixed flours and bread crumb and frozen foods product categories. Our full line of consumer products includes over 600 products and approximately 800 stock keeping units, or SKUs, across seven different product categories. Our operations are supported by strategically located, modern, innovative and efficient production facilities, as well as an extensive sourcing network of farmers located throughout Argentina, one of the world's most productive agricultural areas.

        Our scale and our ability to segregate by quality in the wheat milling segment distinguishes us from our competitors. We benefit from having the largest milling capacity in Argentina, according to data from MAGyP, with an installed milling capacity of 3.4 million tonnes per year. We are the largest producer of wheat flour in Argentina in 2017, according to FAIM processing over 28.4% of the wheat in Argentina. We are the largest exporter of flour in Argentina, exporting 42% of total wheat flour exported from Argentina in 2017.

        We source our agricultural products primarily from a network of more than 8,000 farmers, to whom we sell a variety of goods and services to support their production activities primarily in exchange for their agricultural products. Our sourcing activities are conducted through 61 branches, 52 one-stop supply stores and 19 conditioning and storage centers, covering a substantial portion of Argentina's productive agricultural areas, providing us access to large quantities of high quality agricultural products.

        For the years ended November 30, 2015, 2016 and 2017, we had net sales of AR$22,134 million, AR$32,318 million and AR$27,784 million, respectively, and Total Adjusted Segment EBITDA of AR$1,093 million, AR$2,277 million and AR$2,429, respectively. For the three-month period ended February 28, 2017, and 2018, we had net sales of AR$4,168 million and AR$7,527 million, respectively, and Total Adjusted Segment EBITDA of AR$343 million and AR$503 million, respectively.

Presentation of Financial Information

        Our audited consolidated combined financial statements have been prepared in accordance with IFRS. All IFRS issued by the IASB, effective at the time of preparing these consolidated combined financial statements have been applied. Our fiscal or financial year corresponds to the period from December 1 through November 30 of the following year. Our consolidated combined statements of comprehensive income, changes in equity, and cash flows include three comparative years and our consolidated combined statement of financial position include two comparative years. Our consolidated combined financial statements are expressed in Pesos.

        We prepare our unaudited interim condensed consolidated combined financial statements in accordance with IAS 34 Interim Financial Reporting. The accounting principles used in the preparation of our unaudited interim condensed consolidated combined financial statements are consistent with those used in the preparation of our audited consolidated combined financial statements. Our unaudited interim condensed consolidated combined financial statements do not include all the information and disclosures required in our audited consolidated combined financial statements and accordingly should be read in conjunction with them.

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated combined financial statements are disclosed in Note 4 to the audited consolidated combined financial statements, and disclosed below under "—Critical Accounting Policies."

The Reorganization

        During the fiscal years ended November 30, 2016, and 2017, our principal shareholders elected to complete a reorganization of Molino Cañuelas S.A.C.I.F.I.A. and various other entities and assets under the common control of our principal shareholders in order to organize all of our operations under Molino Cañuelas S.A.C.I.F.I.A. We effected this reorganization through a series of acquisitions and related corporate transactions. We refer to this series of transactions as the Reorganization.

        Our consolidated combined financial statements are presented on a combined basis after giving effect to the Reorganization. As described in Note 1.3 of our audited consolidated combined financial statements, we have combined the following entities and businesses under common control using the predecessor accounting method: a portion of the port business of MOLCA S.A., Alimentos Cañuelas Chile S.P.A., Cañuelas Chile S.P.A., Empresa de Alimentos Cañuelas S.R.L., Empresa de Servicios Molca S.R.L., Moinho Cañuelas Ltda., Molino Cañuelas S.A., Tiendas Gourmet S.A.U. (formerly known as Molinos Puntanos S.A.), Megaseed S.A., Molino Americano S.A. (Argentina), Molinos Florencia S.A., the packaging business of Cañuelas Pack S.A., and the agro-services, sustainable sourcing and export business of Compañía Argentina de Granos S.A. As a result, the assets and liabilities to be incorporated were recognized at the book values recorded in the financials of the acquired entities as of the date of the legal acquisitions. For more information on the Reorganization and the consideration provided in connection therewith, see "Business—Our Corporate Structure and the Reorganization."

        As described elsewhere in the prospectus, any consideration given or received in relation to transactions are recognized directly in equity as withdrawals or contributions at the acquisition date. As noted elsewhere in this prospectus, certain transactions forming part of the Reorganization had not occurred as of the end of the fiscal year ended November 30, 2016, and, consequently, the full effect of these transaction were only reflected in our audited consolidated combined financial statements as of and for the fiscal year ended November 30, 2017.

Treatment of Common Control Acquisitions as Part of the Reorganization

        In the preparation of our consolidated combined financial statements, we have applied the predecessor accounting method in accordance with the rules on accounting for business combinations under common control in consolidated combined financial statements. This means that the assets and liabilities of the businesses acquired in 2016 and 2017 as part of the Reorganization correspond to the historical amounts in the individual financial statements of the combined entities (i.e., their predecessor values). Businesses, in accordance with IFRS 3 Business Combinations, that were acquired or will be acquired or contributed to Molino Cañuelas S.A.C.I.F.I.A. are included in our consolidated combined financial statements for all periods presented adjusted so as to achieve uniformity of accounting policies. All balances from intercompany transactions were eliminated in connection with such acquisitions.

Basis for Carve-Out Preparation of Businesses of MOLCA S.A. and Compañía Argentina de Granos S.A.

        As noted in "Business—Our Corporate Structure and the Reorganization," Molino Cañuelas S.A.C.I.F.I.A. acquired a portion of MOLCA S.A.'s commercial operations consisting of certain of MOLCA S.A.'s assets and activities related to the Las Palmas port operations. This acquisition did not, however, include the physical port facilities and other related real property belonging to MOLCA S.A. where this business is conducted. In addition, during the period covered by our consolidated combined financial statements, there was no formal lease or other occupancy arrangement between MOLCA S.A. (on the one hand) and the port business acquired by Molino Cañuelas S.A.C.I.F.I.A. as part of the Reorganization (on the other hand). Accordingly, in order to properly reflect all of the costs of doing business during the period covered by our consolidated combined financial statements, our consolidated combined income statement includes a charge that represents the cost that we would ordinarily have incurred for the use of MOLCA S.A.'s port facilities. This charge (shown as an operating lease payment in our consolidated combined financial statements) amounted to US$1.5 million per year, which is equal to the amount of the current, post-Reorganization contract entered into on December 21, 2015 between MOLCA S.A. and Molino Cañuelas S.A.C.I.F.I.A. relating to these facilities. For further information on this agreement, see "Related Party Transactions".

        In addition, as noted in "Business—Our Corporate Structure and Reorganization", Molino Cañuelas S.A.C.I.F.I.A. has acquired the agro-services, sustainable sourcing and export business of Compañıa Argentina de Granos S.A. However, the acquisition of the aforementioned business of Compañıa Argentina de Granos S.A. did not include certain assets and liabilities that Compañıa Argentina de Granos S.A. maintained. Nevertheless such assets and liabilities and their historic impact on profit or loss were reflected in our audited consolidated combined financial statements at November 30, 2016. Our combined statement of financial position as of November 30, 2016 does not reflect the consideration paid by us in connection with the Reorganization after November 30, 2016. However, all assets and liabilities acquired and the consideration paid by us in connection with the Reorganization are reflected in our audited consolidated combined statement of financial position as of November 30, 2017.

Trends and Factors Affecting Our Results of Operations

        Our business, results of operations and financial condition have been influenced and will continue to be influenced by the macroeconomic environment and the factors described below. The below analysis should be read in conjunction with the discussion in "Risk Factors".

Effects of Foreign Currency Fluctuations

        Due to our reliance on agricultural products priced in U.S. Dollars, our business, results of operations and financial condition have been and will continue to be affected by the volatility of the Peso against the U.S. Dollar. However, purchase and sale prices of the agricultural products that we buy and sell are denominated in U.S. Dollars or set to a price based on a U.S. Dollar-denominated market price. As a result, our business is naturally hedged against fluctuations in the exchange rate of the Peso against the U.S. Dollar. Moreover, we have historically been able to adjust the prices of our products over time to support the operating results of our business following movements in the price of agricultural products resulting from fluctuations in the value of the Peso versus the U.S. Dollar. Any foreign currency exposure that is not naturally hedged and is in excess of US$10 million requires the approval of our management. However, sharp movements in the prices of our inputs or the exchange rate of the Peso usually do have an impact in the results of our operations in the short term.

        While the Macri administration has substantially removed previously existing exchange controls as described in "Exchange Rate and Exchange Controls—Argentine Pesos," there are potential government-mandated changes to the applicable Peso-U.S. Dollar exchange rate that, if not anticipated, may affect our outstanding U.S. Dollar-denominated borrowings. Future devaluations may alter the relationship between revenue in our Argentine Retail Products and Branded Industrial Products

segments and the cost of our U.S. Dollar-denominated borrowings. Further, any depreciation and appreciation of other currencies relative to the Peso may result in volatility in earnings and cash flows from some of our subsidiaries, particularly those in Brazil. Future fluctuations in exchange rates relative to the U.S. Dollar may have a material effect on our earnings and cash flows. For a further description of some of the risks associated with foreign currency fluctuations, see "Risk Factors—Risks Related to Argentina—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. Dollar and the Peso" and "—Quantitative and Qualitative Disclosure About Market Risk—Exchange Rate Risk."

Seasonality

        Our Agro-Services and Sustainable Sourcing segment, which represented 33% of our net sales to third parties for the fiscal year ended November 30, 2017, and 25% of our net sales to third parties for the three-month period ended February 28, 2018, is subject to significant seasonal fluctuations as activity peaks during the harvest period, which runs from December through February for wheat, February to April for sunflower seeds and April through August for soybeans. During the planting season, which runs from June through August, demand from producers for fertilizer and other agro inputs related to their planting, increases the sales activity of our Agro-Services business line. This seasonality creates fluctuations in our inventory, farming products and services, usually peaking in May to cover sales between crop harvests (i.e., December through October), and a degree of seasonality in our cash flow, with cash flows significantly lower in the last quarter of the fiscal year. Because our agricultural product purchases are limited primarily to Argentina and Uruguay, our agricultural product inventory levels typically peak after the fall harvest in Argentina and are generally lower during the Argentine summer months. Our working capital requirements have historically trended with inventory levels of agricultural products we buy.

        In addition, the net sales of our Retail Products segment, which represented 25% of our total net sales to third parties for the fiscal year ended November 30, 2017, and 28% of our net sales to third parties for the three-month period ended February 28, 2018, are also subject to fluctuations in its cash flow due in part to the seasonal demand for certain of its business products. Our retail flour business line peaks from June through July with a trough in consumption in December and January. The difference between consumption in the peak and trough periods is approximately 30%. The flour business line in our Branded Industrial Products segment is subject to less volatility with the December through January period resulting in an approximately 15% trough in sales. Therefore, as a result of fluctuation in our Retail Products, Branded Industrial Products and Agro-Services and Sustainable Sourcing segments, our cash flow has varied significantly from period to period during the course of the year, and is likely to continue to vary, due to seasonal factors. For further information on seasonality, see "Risk Factors—Risks Related to our Business—Our business is seasonal, and our cash flow may fluctuate significantly depending on the crop growing cycle."

Agricultural Export Tariffs and Restrictions in Argentina

        Following the economic and financial crisis experienced by Argentina in 2001-2002, the federal government increased export taxes on agricultural products, primarily in respect of soybeans and related derivatives. However, the current administration has eliminated or reduced export taxes on agricultural products. Wheat, sunflower seeds and corn were once subject to a 23.0%, 32.0% and 20% export tax, respectively, but these export taxes were eliminated in 2016. As of January 2018, the export tariff of 30% on soybeans has been reduced by 0.5% a month until December 2019, resulting in a total reduction of 12% over the two year period ending in December 2019. Export taxes for these agricultural products are required to be paid in advance of export and we receive payment for these in advance. The retail products and branded industrial products that we export are not subject to export taxes.

        The direct impact of these export taxes on our results of operation is reduced because we generally pass along fluctuations in the cost of our agricultural product inputs to consumers. However, export taxes may have a direct impact on the volume of wheat and other agricultural products available to us for our business activities. As export tariffs are lowered, local agricultural product prices may increase as exports become more competitive. In addition, in 2013, the federal government implemented restrictions on the export of wheat and soybeans. Such restrictions, if re-implemented in the future, may have a negative effect on the levels of agricultural production and may also impact the competitiveness of our sustainable sourcing and reselling operations. For more information on export taxes and export restrictions, please see "Risk Factors—Risks Related to Argentina—An increase in export and import duties and controls may have an adverse impact on our business." As local prices are determined taking into consideration the export parity reference, any increase in export taxes would negatively affect our business, results of operations and financial condition.

Effects of Fluctuations in the Prices of Agricultural Products

        The purchase of agricultural products is the principal component of our cost of sales for the fiscal year ended November 30, 2016. Prices of agricultural products have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (CBOT) data, wheat prices increased 7.8% for the fiscal year ended November 30, 2017, as compared to the fiscal year ended November 30, 2016. Also, wheat prices increased 3.27% for the three-month period ended February 28, 2018, as compared to the three-month period ended February 28, 2017. Despite significant changes in the prices of agricultural products, the results of our operations are not significantly affected by price fluctuations. In our Agro-Services and Sustainable Sourcing segment, we match our purchases of agricultural products or exchanges of agricultural product inputs, farming goods and services for agricultural products with the price at which we are able to sell such agricultural products. In addition, in our Retail Products and Branded Industrial Products segments, we reevaluate prices on a weekly basis based upon the cost of relevant agricultural products or primary food product inputs and make price adjustments based upon the cost of agricultural products or primary food product inputs. As such, our input costs are largely offset by price changes in the prices at which we resell agricultural products or changes in the prices we charge to our Retail Products and Branded Industrial Products segments. For further information on the risks associated with the price of agricultural products, see "Risk Factors—Risks Related to Our Business—Price changes in the agricultural products and commodities we depend on for the production of primary food products may adversely affect our profitability."

Effects of Taxes on Our Income

        We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2015, 2016 and 2017 in each of the countries in which we operate:

	Tax Rate (%)
	2017	2016	2015
Argentina	35.0%	35.0%	35.0%
Brazil	34.0%	34.0%	34.0%
Bolivia	25.0%	25.0%	25.0%
Chile	25.0%	24.0%	22.5%
Uruguay	25.0%	25.0%	25.0%

        We are subject to value-added taxes, sales taxes and certain provincial taxes. These taxes may be subject to significant changes that could affect our income and results of operation. In addition, sales taxes in Argentina create an incentive for vertical integration, which may encourage us to integrate any new processes or production into our existing operations. As a result of the fact that our Agro-Services and Sustainable Sourcing segment accepts payments in the form of agricultural products, some of our tax obligations in connection with these transactions may differ and result in more favorable treatment, including sales taxes.

        In addition, our operations in Brazil are heavily influenced by local tax benefits conferred to flour mills. As a result, our Branded Industrial Products operations receive tax benefits in Brazil that corresponded to a 75% reduction in income tax in the fiscal year 2017. We also receive other subsidies and benefits in connection with new project investments and expansions. As a result, we are more likely to engage in certain investments in Brazil that would otherwise be less economically attractive but for the tax benefits. These benefits may also change the way in which we view the revenue generated by specific investments. For further information see, "Risk Factors—Risks Related to Latin America—We are exposed to risks of operating and selling of our products in multiple countries in Latin America."

        In December 2017, the Argentine congress approved comprehensive tax reform that will be implemented gradually over a four year term, going from a 35% rate applicable on December 1, 2017 to 25% on December 1, 2020, and will be supplemented by an additional tax on dividends or profits distributed to local and foreign individuals or foreign legal entities. This additional tax is a unique and definitive payment and is to be retained by entities that distribute the dividends or profits, when made available or capitalized.

        The decreasing corporate rates table and the corresponding additional tax, applicable to us are:

From fiscal year:	Corporate Tax Rate	Additional Rate
December 1, 2017	35%	0%
December 1, 2018	30%	7%
December 1, 2019	30%	7%
December 1, 2020	25%	13%

        In the case of profits distributions generated in fiscal years in which the paying entity was subject to a 35% rate, the additional tax does not apply. In this case dividends distributed will be considered to correspond to the oldest retained earnings.

        The gradual reduction of the corporate income tax rate affects the measurement of deferred tax assets and liabilities arising from temporary differences that are estimated to be reversed in periods in which the reduction of the rate is effective. We did not recognize the effects of this gradual reduction as of November 30, 2017.

        The effect of the gradual reduction in rates on the balance of deferred tax liabilities as of February 28, 2018 is as follows:

Reduction of Deferred income tax liabilities:	748 million
Equity increase:	748 million
Increase of Other Comprehensive Income:	638 million
Decrease of Retained Earnings:	(131 million	)
Profit for the year:	241 million

Inflation

        Historically, inflation in Argentina has played a significant role in influencing the economic conditions in the country, and, in turn, the operations and financial results of companies operating in Argentina, such as us. High rates of inflation affect the comparability of financial performance and financial condition on a period-to-period basis. For more information on the risks associated with inflation, see "Risk Factors—Risks Related to Argentina—Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition." On January 8, 2016, Decree No. 55/2016 was issued by the federal government declaring a state of administrative emergency on the national statistical system and on the INDEC, until December 31, 2016. INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized.

        After the process of reorganization, on June 16, 2016, INDEC began releasing official measurements of its primary indication of inflation, the CPI. INDEC reported that the monthly CPI increase in 2016 was 41%. Further, the CPI increase in 2017 was 26.1%. In 2018, the CPI was 1.8% in January, 2.4% in February and 2.3% in March. INDEC has also published inflation figures for the IPIM for 2016 which was 34.5%, and increase in 2017 of 18.8%. In 2018, the IPIM was 4.6% in January, 4.8% in February and 1.9% in March. For information on INDEC figures see "Risk Factors—Risks Related to Argentina—Continuing inflation may have an adverse effect on the Argentine economy, and, as a consequence, on our business, results of operation and financial condition."

        IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. Even though the standard does not establish an absolute rate at which hyperinflation is deemed to arise, it is common practice to consider there is hyperinflation where changes in price levels exceed 100% on a cumulative basis over the last three years, along with several other macroeconomic-related qualitative factors.

        Despite the high inflation rates in Argentina in recent years, we conducted an analysis pursuant to the criteria set forth in IAS 29, and we have determined that Argentina does not qualify as a hyperinflationary economy for any of the years included in our consolidated combined financial statements included elsewhere in this prospectus. Accordingly, we have determined that it is not necessary to restate our consolidated combined financial statements.

        As of February 28, 2018, it was not possible to calculate the three-year cumulative inflation rate in Argentina due to the fact that INDEC ceased the publication of inflation statistics from October 2015 through January 2016. In the absence of official statistics, we considered other qualitative indicators of the economic environment and determined that these indicators do not conclusively point to the existence of hyperinflation. As such we have concluded that the restatement criteria established under IAS 29 is not required at this time.

        However, certain macroeconomic variables that affect our business, such as salary costs and the prices of inputs, have experienced a significant annual variation, a situation that must be considered when evaluating and interpreting our results of operations and financial condition as reflected in our consolidated combined financial statements included elsewhere in this prospectus. If inflation rates continue to escalate in the future, the Argentine peso may qualify as a currency of a hyperinflationary economy. In the event that our currency qualifies as part of a hyperinflationary economy our consolidated combined financial statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (i.e. the hyperinflationary currency) current at the end of each reporting period. At this time, we cannot determine the impact this would have on our results of operations and financial condition. For further information, see "Presentation of Financial and Certain Other Information—Inflation".

Macroeconomic and Political Developments in Emerging and Frontier Markets

        Our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, in those markets. In recent years, emerging and frontier markets have generally experienced significant macroeconomic and fiscal uncertainty due in part to fluctuations in the price of agricultural products. Similarly, the emerging and frontier markets in which we operate remain subject to political developments and uncertainties due in part to the active intervention of governmental authorities. For further information on these risks, see "Risk Factors—Risks Related to Argentina" and "Risk Factors—Risks Related to Latin America" and "Business—Business Segments—Geographic Sales".

Effect of Material Investments and Acquisitions

        The comparability of our results of operations is also affected by material investments in and completion of significant investments. Our results of operations for earlier periods that do not include the results of recently built facilities, such as our Spegazzini facility, may not be comparable to the results of a more recent period that reflects the results of such acquisition or investment. The construction of our Spegazzini facility required an approximately US$100 million investment and as a result, the financial performance of our business has been impacted by additional fixed costs that we expect will be gradually absorbed as sales of our biscuits, cookies and crackers and frozen food products business lines continue to ramp up. Similarly, we completed the Cargill Acquisition on August 31, 2016. For the fiscal year ended November 30, 2016, net sales generated by the assets acquired as part of the Cargill Acquisition contributed AR$566 million to our net sales and AR$108 million in Adjusted Segment EBITDA for our Branded Industrial Products segment. In addition as of the date of the Cargill Acquisition, many of the flour mills we acquired from Cargill were not operating at maximum capacity. For the fiscal year ended November 30, 2017, net sales generated by the assets acquired as part of the Cargill Acquisition contributed AR$2,339 million to our net sales and AR$755 million in Adjusted Segment EBITDA for our Branded Industrial Product segment. For a further description of the Cargill Acquisition, see "Prospectus Summary—Cargill Acquisition" and "Presentation of Financial and Certain Other Information—Cargill Acquisition".

        Our capital expenditures during the last three years consisted mainly of expenses related to (i) expanding and upgrading our production facilities, (ii) the Cargill Acquisition, and (iii) the construction of new manufacturing and storing facilities. Significant acquisitions and investments occurred throughout the fiscal years ended November 30, 2015, 2016 and 2017. These acquisitions affect mainly the comparability of our results of operations in the Retail Products, Branded Industrial Products and Agro-Services and Sustainable Sourcing segments. For a further description of ongoing or future investment plans, see "Business—New Projects and Investments."

Critical Accounting Policies

        Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments, assumptions and estimates about matters that are inherently uncertain or where judgments, assumptions and estimates are significant. Our management bases its estimates on historical experience and other assumptions that it believes are reasonable based upon information available to us at the time that these judgments, assumptions and estimates are made. We continually evaluate our judgments, estimates and assumptions. Our actual results may differ from the judgments, assumptions and estimates made by our management. To the extent that there are material differences between these judgments, assumptions and estimates (on the one hand) and actual results (on the other hand), our future financial statement presentation, financial condition, results of operation and cash flows may be affected.

        In order to provide an understanding regarding the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our critical accounting policies below.

Critical Judgments and Estimates Involved in the Preparation of our Consolidated Combined Financial Statements

        As part of the Reorganization, we have acquired businesses which were in certain cases part of larger entities. As such, in preparing our consolidated combined financial statements, we performed certain carve-out adjustments to reflect the historical financial performance of such acquired businesses in our consolidated combined financial statements. The carve-out adjustments required us to perform certain allocations and estimates which were based on the judgments and assumptions of our management. These carve-out adjustments involved subjective judgments as to the determination of reasonable methods of allocation.

        Should any of our estimates and assumptions change or prove to have been incorrect, it could have a material impact on our business, consolidated combined financial position, results of operations, or cash flows.

        In particular, we estimated and assumed the allocation of assets and liabilities, revenues and costs, financial liabilities and related interest costs, and taxes as follows:

  •
  we identified those assets and liabilities which were relevant to reflect the historical performance of each business in our consolidated combined financial statements. We then recognized the identified assets and liabilities in our consolidated combined financial statements even though certain of these identified assets and liabilities were not acquired and/or assumed in the acquisitions forming part of the Reorganization. The recognition of assets and liabilities not acquired or assumed in such acquisitions is relevant and necessary to reflect the historical financial performance of the acquired business;

  •
  we identified the services that benefitted all businesses included in a legal entity, regardless of whether such services were acquired or not. These services included but were not limited to certain information technology, tax, accounting, legal and certain other services of an administrative, selling and general nature. We allocated these costs on a specific identification basis;

  •
  we allocated a portion of the interest cost incurred by the separate legal entities based on a specific identification basis based on the financing needed to run the acquired portions of the businesses. We also reflect all of the third party debt and related incurred interest cost we assumed in the acquisitions; and

  •
  we allocated taxes on a separate return basis.

        We applied the foregoing methods, assumptions, judgments and estimates on a consistent basis for all of the periods presented in the consolidated combined financial statements. It is possible that other companies, given the same information, may have reached different reasonable conclusions.

Carrying Value of Property, Plant and Equipment

        We carry certain classes of property, plant and equipment under the revaluation model under "IAS 16—Property, Plant and Equipment," which we refer to as IAS 16. The revaluation model requires us to carry property, plant and equipment at revalued amounts, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires us to carry out these revaluations with sufficient regularity so that the carrying amounts of our property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of our judgments, estimates, assumptions or market conditions subsequent to a revaluation could result in changes to the fair value of property, plant and equipment.

        We prepare the corresponding revaluations on a regular basis taking into account the work of independent appraisers. We use different valuation techniques depending on the class of property being valued. Generally, we determine the fair value of our industrial buildings, warehouses, mills and facilities and grain storage facilities based on a depreciated replacement cost approach and discounted cash flow projections. We determine the fair value of our land based on current market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, we may use alternative valuation methods, such as recent prices on less current markets or discounted cash flow projections.

        Property valuations is a significant area of estimation uncertainty. Valuation of property, plant and equipment is a central component of our business. Fair values are prepared regularly by us, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of different significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. We utilize historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

        The following are the most significant assumptions used in the preparation of the revalued amounts for our classes of property, plant and equipment:

  •
  Land: we generally use the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. We typically use comparable sales of land in the same location to assess appropriateness of the value of our land. Depending on location, prices may range between US$50 and US$200 per square meter. As of November 30, 2017 and February 28, 2018, the value of our land is AR$1,766 million and AR$2,052 million. A 10% increase or decrease in the market price of land could have a significant impact in the revalued amount of our land.

  •
  Industrial buildings, warehouses, mills and facilities, grain storage facilities and machinery: we generally determine the construction cost of a new asset and then we adjust it for normal wear and tear. Construction prices may include but are not limited to construction materials, labor cost, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the countries where we operate, such as the impact of inflation and foreign exchange rates. The construction cost of our industrial buildings and warehouses is determined on a U.S. dollar per constructed square meter basis, while the construction cost of our mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. The construction costs of our industrial buildings and warehouses range between US$800 and US$900 per square meter and US$500 and US$700 per square meter, respectively, while the construction costs of our mills and grain storage facilities range between US$45,000 and US$60,000 per ton milled or stored. We estimate the normal wear and tear for our industrial buildings, warehouses, mills and facilities to be in a range between 30% and 40% of the construction cost of a new asset, on an specific asset identification basis considering its current age and use. As of November 30, 2017 and February 28, 2018, the aggregated value of our buildings, warehouses, mills, facilities and machinery is AR$12,297 million and AR$13,573 million, respectively. A 5% increase or decrease in the construction cost of such assets could have a significant impact in their revalued amounts. A 5% variation in the estimate of normal wear and tear could also have a significant impact in their revalued amounts.

        We have not made any material changes to our valuation methodology, assumptions and estimates during the past three years.

Impairment Testing

        We amortize or depreciate intangible assets with finite lives and property, plant and equipment over their estimated useful life on a straight line basis. We monitor conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. We test these assets for potential impairment whenever our management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable. We have applied judgment in the identification of the indicators of impairment for property and equipment and intangible assets. We have determined that there were no indications of impairment for any of the periods presented in our consolidated combined financial statements. Accordingly, we have not estimated any recoverable values for our property, plant and equipment and finite life intangible assets.

        As part of the Cargill Acquisition, we acquired a brand which we determined to have an indefinite useful life. The book value of this brand, which amounted to AR$65 million as of November 30, 2017, is not amortized to expense, instead it is tested for impairment at least annually. We perform our annual impairment analysis at the end of the fourth quarter. If events or indicators of impairment occur between annual impairment analyses, we perform an impairment analysis of the brand at that date. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant asset. In testing for a potential impairment of this brand, we (1) allocate the brand to our Branded Industrial Products segment to which the acquired brand relates; (2) estimate the recoverable value of the segment using a discounted cash flow model; (3) compare the recoverable value of the segment to its carrying value; and (4) if the estimated recoverable value of the segment is less than the carrying value, we must reduce the carrying amount of our segment to its estimated recoverable amount, and (5) allocate the reduction or impairment loss to the assets in the segment.

        The process of evaluating the potential impairment of our brand is subjective and requires significant judgment at many points during the analysis, including the identification of our segment, identification and allocation of the assets and liabilities to the segment and determination of its recoverable value. In estimating the recoverable value of the segment for the purposes of our annual or periodic impairment analyses, we make estimates and significant judgments about the future cash flows of that segment. Our cash flow forecasts are based on assumptions that represent the highest and best use for our segment.

        We employ a discounted cash flow model to estimate the value in use of the segment. This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, terminal year growth rate and cost of capital. Our cash flow models are based on our forecasted results for a period of 5 years. Actual results could differ from our projections. Some assumptions, such as future revenues and costs are company driven and could be affected by a loss of one or more significant contracts or customers; failure to control costs on certain contracts or a decline in demand based on changing economic or regulatory conditions. Changes in external market conditions may affect certain other assumptions, such as the cost of our capital. Market conditions can be volatile and are outside of our control.

        The net cash inflows are discounted at a rate equivalent to the weighted average cost of capital adjusted by an appropriate risk factor. The terminal year growth rate applied for impairment testing in 2017 and the capital cost factors used to discount the expected cash flows are shown in the following table:

Variable	%
Terminal year growth rate	2
Weighted average cost of capital	9

        We completed our annual review of indefinite life intangible assets for the year ended November 30, 2017, which indicated that we had no impairment of the brand.

        Although we believe that the assumptions and estimates utilized are appropriate based on information available to management, changes in assumptions or circumstances could require changes in the analysis. Adverse changes in the assumptions utilized within our indefinite lived intangible asset impairment test could cause a reduction or elimination of excess fair value over carrying value, resulting in potential recognition of impairment.

        The sensitivity analysis for the cash-generating unit to which the brand was allocated was based on a 5% increase in the weighted average cost of capital or a 10% reduction in the long-term growth rate. We concluded that no impairment loss would need to be recognized on the brand in the segment under these conditions.

Income Taxes

        We make significant estimates in determining both current and deferred tax liabilities and assets, not least in respect of the value of deferred tax assets. Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts at the rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized, based on management's assumptions relating to the amounts and timing of future taxable profits. We must then determine the possibility that deferred tax assets will be utilized and offset against future taxable profits. The actual results may differ from these estimates, for instance due to changes in the business climate, changed tax legislation, or the outcome of the final review by tax authorities and tax courts of tax returns.

        As of the end of November 30, 2017, and February 28, 2018, we recognized deferred tax assets of AR$37 million and AR$43 million. A change in the estimate of the possibility for utilization thus can affect results both positively and negatively.

        The amount of income tax we pay is subject to evaluation of assessment proceedings by income tax authorities, which may result in adjustments to our carried forward tax losses. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. During the Reorganization, significant judgment was required in determining the overall provision for income taxes. There were many transactions and calculations for which the ultimate tax determination is uncertain, including the valuation of a "non-compete agreement" signed with CAGSA as an intangible tax asset with a value of AR$3,273 million, which resulted in the recording of a deferred tax asset in the amount of $1,146 million. The deduction in respect of this deferred tax asset resulted in a reduction in the amount of AR$229 million and AR$57 million in the amount of current tax liabilities for the fiscal year ended November 30, 2017 and for the period ended in February 28, 2018. Based on current legislation and on the opinions of our external advisors, we believe that it is highly probable that the deduction can be supported. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, tax examinations are closed or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly. See "Risk Factors—Risks Related to Our Business—Argentine tax authorities may have differing interpretations of the tax treatment given to certain complex transactions undertaken by us and which are subject to a significant degree of judgment, potentially resulting in significant future tax liabilities that could adversely affect our business prospects, financial condition and results of operations."

        For the fiscal year ended November 30, 2017, our effective tax rate was (36)% and was primarily attributable to our negative results of operation. For the three-month period ended February 28, 2018, our effective tax rate was (32)% and was primarily attributable to our negative results of operation.

Business Combinations—Purchase Price Allocation

        We account for business combinations under the provisions of International Financial Reporting Standard 3 Business Combinations, or IFRS 3, which requires that the purchase method of accounting be used for all business combinations. Assets acquired and liabilities assumed are recorded at the date of acquisition at their respective fair values, with some exceptions. Non-controlling interests can be measured at either fair value or the present ownership interests' proportionate share of the acquiree's net identifiable assets. IFRS 3 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Otherwise, a gain on bargain purchase occurs where the consideration, the non-controlling interest and the previously held interest are less than the fair value of the net identifiable assets. A bargain purchase represents an economic gain, which should be immediately recognized in profit or loss. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred.

        As noted elsewhere in this prospectus, we completed the Cargill Acquisition on August 31, 2016. The estimated fair value of net assets acquired, including the allocation of the fair value to identifiable assets and liabilities, was determined using all available information to make these fair value determinations, including independent appraisals. The estimated fair value of the net assets acquired was determined using the income approach to valuation based on the discounted cash flow method. Under this method, expected future cash flows of the business on a stand-alone basis are discounted back to a present value. The discounted cash flow valuation method requires the use of assumptions, the most significant of which include: future revenue growth, future earnings before interest, depreciation and amortization, terminal value growth rate, weighted average cost of capital and discount rate.

        The estimated fair value of identifiable intangible assets, consisting of customer relationships and brands acquired were determined using the income approach method and relief of royalty method, respectively. The Cargill Acquisition resulted in the recognition of a bargain purchase gain of AR$1,084 million.

        The income approach method used to value customer relationships requires the use of assumptions, the most significant of which include: the remaining useful life, expected revenue, survivor curve, earnings before interest and tax margins, marginal tax rate, contributory asset charges, weighted average cost of capital and discount rate.

        The most significant assumptions under the relief of royalty method used to value brands include: estimated remaining useful life, expected revenue, royalty rate, tax rate, weighted average cost of capital and discount rate.

        We have developed these assumptions on the basis of historical knowledge of the business and projected financial information of us. These assumptions may vary based on future events, perceptions of different market participants and other factors outside the control of management, and such variations may be significant to estimated values.

        The sensitivity analysis for the discounted cash flows was based on a 10% reduction in future cash flows, a 5% increase in the discount rate or a 10% reduction in the long-term growth rate. Those increases/decreases in isolation would have decreased the amount of the bargain purchase gain by AR$80 million, AR$140 million and AR$40 million, respectively.

Biological assets

        During the fiscal year ended November 30, 2017, we acquired participating interest from CAGSA in agricultural arrangements for the farming of certain agricultural products. Those arrangements are structured as contractual agreements entered into with third parties for the production of certain crops comprising approximately 215,000 hectares, including wheat, sorghum, soy, cotton and corn. We are entitled to 38% of such total agricultural production.

        Prior to harvest, the crops in which we are entitled to a share are considered biological assets and the way in which we value these assets varies depending upon the stage of their life cycle as prescribed under IAS 41 "Biological Assets." The objective of the IAS 41 model is to recognize gains and losses arising from any measurements over the life of the biological assets as opposed to when a sale is realized. IAS 41 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest. We measure crops which have not attained significant biological growth but are still developing at cost less any impairment losses, which is considered an approximation of fair value under IAS 41. Capitalized expenses for growing crops include land preparation expenses and other direct production expenses incurred during the sowing period including costs of labor, fuel, seeds, agrochemical and fertilizer, among others. We measure biological assets (at initial recognition, when the biological asset has attained significant biological growth, and at each subsequent measurement reporting date) and agricultural produce at the point of harvest at fair value less selling costs.

        The cost of a biological asset is adjusted periodically by the measurement of the biological asset at fair value less cost of sale. For example, before significant biological growth is attained, costs and expenses are capitalized as biological assets, and once biological assets reach significant biological growth we adjust biological assets to fair value less cost of sale. At the point of harvest, we recognize the agricultural produce at fair value less cost of sale. The periodic adjustments in fair value less cost of sale reflects the gains or losses recorded from period to period. After agricultural produce is harvested, we may hold it in inventory at net realizable value until the point of sale, which includes market selling price less direct selling expenses, with changes in net realizable value recognized in the statements of comprehensive income as incurred.

        We recognize any gains or losses arising from the measurement of the fair value of the biological assets less selling costs and the measurement of agricultural produce at the point of harvest as "Changes in fair value of biological assets" in our consolidated combined statement of income during the period in which they occur. For the fiscal year ended November 30, 2017, we recognized a gain of AR$194 million in changes in fair value of biological assets. That gain contributed AR$194 million to our (loss)/profit for the fiscal year ended November 30, 2017 as compared to the fiscal year ended November 30, 2016. Similarly, it contributed AR$194 million to our Total Adjusted Segment EBITDA for the fiscal year ended November 30, 2017 as compared to the fiscal year ended November 30, 2016. For the three-month period ended February 28, 2018, we recognized a gain of AR$21 million in changes in fair value of biological assets. That gain contributed AR$21 million to our profit for the three-month period ended February 28, 2018, as compared to the three-month period ended February 28, 2017. Similarly, it contributed AR$21 million to our Total Adjusted Segment EBITDA for the three-month period ended February 28, 2018 as compared to three-month period ended February 28, 2017.

        The following table summarizes the way in which we value our biological assets and agricultural produce at given stages for each of our principal products:

	No significant biological growth	Significant biological growth	Agricultural Produce	Manufactured Product
Crops	Crop from planting through approximately 60 days.	Crop, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, etc.)	Flour, oil
Valuation criteria	Cost, which approximates fair value less accumulated impairment losses, if any.	Fair value (using discounted cash flow valuation) less cost to sell.	Net realizable value, except wheat for milling.	Cost

        For biological assets where there is neither an active market or market-determined price during the growth cycle, we determine fair value through a Discounted Cash Flow, or DCF, valuation technique that measures the value of growing biological assets on the basis of expected cash flows of the related agricultural produce. The DCF method involves the use of highly subjective assumptions, including for both observable and unobservable data.

        The use of any unobservable data (such as yields, harvesting costs and other costs) can have a significant effect on the overall valuation of these assets. Various factors may also influence the availability of observable data, including, but not limited to, the type of asset and its location, climate changes and the technology used, among others.

        The DCF method requires the following significant inputs to project revenues and costs:

  •
  Production cycles or number of harvests;

  •
  Production area in hectares;

  •
  Estimated crops yields;

  •
  Estimated costs of harvesting and other costs to be incurred until the crops reach maturity (mainly costs of pesticides, herbicides and spraying);

  •
  Estimated transportation costs;

  •
  Market forward prices; and

  •
  Discount rates.

        The market prices used in the DCF model are determined by reference to observable data in the relevant market (e.g. soybean, wheat, etc.). Harvesting costs and other costs are estimated based on historical and statistical data.

        In addition, cash flows are projected over the following year and based on estimated production. Estimates of production in and of themselves, however, depend on various assumptions, in addition to those described above, including but not limited to factors such as location, environmental conditions and other external restrictions. Changes in these estimates could also materially impact estimated production and could, therefore, affect estimates of future cash flows used in the assessment of fair value.

        The assumptions discussed above are highly sensitive. Reasonable shifts in assumptions, including but not limited to: increases or decreases in prices and the discount rates used may result in a significant increase or decrease of the fair value of biological assets and would thereby significantly impact our statement of income. For a further description of our critical accounting policies relating to biological assets, see Note 3 to our audited consolidated combined financial statements.

Segment Information and Non-IFRS Financial Measures

Our Operating Segments

        IFRS 8 "Operating Segments" requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The amount reported for each segment item is the measure reported to the chief operating decision maker for these purposes.

        We have three reportable operating segments, which are organized based upon similar economic characteristics and are similar in nature of products offered and production processes, the type and class of customer and distribution methods, as follows:

  •
  Retail Products.  Through our Retail Products segment, we offer more than 200 products through our recognized brands across a variety of categories, including flour, vegetable oil, biscuits, cookies and crackers, ready-mixed flour, bread crumbs, frozen foods and pasta. We market these products under, among others, the following recognized brands in Argentina: 9 de Oro, Pureza, Cañuelas, Mamá Cocina, Multiple, Broche de Oro, Florencia, San Agustín, Cukis and Paseo, among others, and also under our more recently launched brands such as Pizza Pietro and Horno Casero. We manufacture our retail products in our own production facilities, including our recently completed Spegazzini facility. We sell the products of our diverse and complementary retail portfolio to consumers in Argentina and the region through a variety of distribution channels, including large supermarkets (such as Walmart, Carrefour, Cencosud and DIA), wholesalers and other third-party distributors, supplemented by smaller points of sale, including gas stations (such as those owned by Shell, YPF and Petrobras), convenience stores, fast food restaurants (such as McDonald's, Subway and Burger King) and coffee stores (such as Starbucks). We also produce private label versions of several of our retail products, including flour and vegetable oil, which we sell to key customers as a strategy to deepen our distribution relationship and as an important source of production volume. Our distribution network is organized around the geographical position of our production facilities. Our retail mass market sales teams are organized in two teams, one for our dry products and one for our frozen food products line. We constantly seek to expand our distribution reach by introducing new formats like our Puntos Caliente for the baking of frozen food product lines, our food service operations offering sales of ready to consume products for convenience stores, fast food establishments and restaurants such as our recently opened Pizza Alla Pala restaurant in Buenos Aires. For the fiscal year ended November 30, 2017, our Retail Products segment generated AR$5,165 million in net sales to third parties or 24.7% of our total net sales, and AR$772 million of Adjusted Segment EBITDA or 32% of our Total Adjusted Segment EBITDA. For the three-month period ended February 28, 2018, our Retail Products segment generated AR$1,447 million in net sales to third parties or 28% of our total net sales, and AR$217 million in Adjusted Segment EBITDA, or 43% of our Total Adjusted Segment EBITDA.

  •
  Branded Industrial Products.  The main focus of our Branded Industrial Products segment is to supply primary food products that serve as inputs to our Retail Products segment, as well as to third-party branded industrial product customers. We sell flour, ready-mixed flour and additives through our Cañuelas, Florencia, Multi-Harina, Adelia María, Favorita, Leticia, Terminada, Rosafe, San Agustín and Pigüé brands. We also offer, other milled products such as soy flour, soy oil and animal feed sub-products that we produce with lower margin but that strategically support our operations by strengthening our sourcing and distribution capabilities. We manufacture our branded industrial products in our 24 production facilities (including three facilities we lease from third parties and related parties) in the region. Following the Cargill Acquisition, we now possess an installed milling capacity of 3.4 million tonnes per year, according to MAGyP. In Argentina, our main third-party customers in this segment include Molinos Río de la Plata, Arcor, Mondelez, Bimbo and General Mills. Our Branded Industrial Products segment also includes our packaging production operation through the packaging business acquired from Cañuelas Pack S.A. We fulfill most of the packaging needs of our Retail Products and Branded Industrial Products segments, as well as certain packaging production needs of other companies, such as PepsiCo, Cabrales, 5 Hispanos and SanCor. For the fiscal year ended November 30, 2017, our Branded Industrial Products segment generated AR$10,481 million in net sales, of which AR$8,867 million, or 42.5% of our total net sales, consisted of net sales to third parties, and AR$755 million in Adjusted Segment EBITDA, or 31% of our Total Adjusted Segment EBITDA. For the three-month period ended February 28, 2018, our Branded Industrial Products segment generated AR$2,836 million in net sales, of which AR$2,380 million, or 46% of our total net sales, consisted of net sales to third parties, and AR$220 million in Adjusted Segment EBITDA, or 44% of our Total Adjusted Segment EBITDA.

  •
  Agro-Services and Sustainable Sourcing.  Through our Agro-Services and Sustainable Sourcing segment, we source agricultural products in which Argentina, the location of our primary sourcing activities, enjoys significant competitive advantages, with the main objective of ensuring the consistent supply of agricultural products to our other business segments at the lowest cost and highest quality possible. We buy agricultural products in excess of our food production needs in order to ensure a selection of the best quality agricultural products for our food production, to ensure economies of scale, increase our purchasing power and take advantage of market opportunities for our operations abroad. We seek to become a significant buyer for the production of each of the more than 8,000 farmers we source products from, thereby positioning our business as a reliable source of product demand and services for them while fostering a long-term relationship that gives us access to the quality and volume we need to support our food production operations. We foster and preserve direct contact and strong relationships with farmers through our agro-services business which acts as an one-stop supplier for farmers in our network providing a variety of products and services, including agricultural supplies such as seeds, fertilizers, farm machinery, insurance brokerage and other goods, in exchange for agricultural products. As of the date of this prospectus, we operate 61 branches, 52 one-stop supply stores and 19 conditioning and storage centers located across ten provinces in Argentina offering convenience to farmers and ready access to us to a substantial portion of Argentina's productive agricultural area for our sourcing business. We also offer drying, storage and conditioning services to our farmers through our 19 conditioning and storage centers which facilitate the geographic distribution of our sourcing operations. In addition to sourcing for our own production, we also export a significant portion of our agricultural goods to ensure economies of scale, which when taken together gives us sufficient purchasing power to the farmers we work with and allows us to take advantage of market opportunities for our operations abroad. We also operate our own port, which is located in Las Palmas on the right bank of the Paraná River in northeastern Argentina and offers significantly reduced travel times on the Paraná River, thereby offering a significant competitive advantage as compared to ports further upstream. Our infrastructure at the Las Palmas port includes both handling and port elevation facilities. We expect to continue to use the Las Palmas port to further increase our exports of milled products into Brazil and other countries in the region. For the fiscal year ended November 30, 2017, our Agro-Services and Sustainable Sourcing segment generated AR$13,312 million in net sales of which AR$6,845 million, or 32.8% of our total net sales, consisted of net sales to third parties, and AR$901 million in Adjusted Segment EBITDA, or 37% of our Total Adjusted Segment EBITDA. For the three-month period ended February 28, 2018, our Agro-Services and Sustainable Sourcing segment generated AR$2,880 million in net sales, including pass through sales, of which AR$1,309 million, or 25% of our total net sales, consisted of net sales to third parties, and AR$66 million in Adjusted Segment EBITDA, or 13% of our Total Adjusted Segment EBITDA.

Recent Change in Reporting for our Agro-Services and Sustainable Sourcing Segment

        During the fourth quarter of the fiscal year ended November 30, 2017, our management changed the presentation of segment information for our Agro-Services and Sustainable Sourcing segment such that net sales to third parties are now presented net of "pass-through grain sales." Pass-through grain sales consist of sales of grains that we make to third parties of the grain purchased by us which is not used in the production process directly to the market for which we charge little or no margin. Management has made this change because it better reflects how management analyzes and makes decisions about the Agro-Services and Sustainable Sourcing segment. These pass-through grain sales are subsequently presented as a cost recovery to our cost of sales to third parties instead of net sales. Management views pass-through grain sales primarily as a means of encouraging farmer loyalty (by for example allowing farmers to pay us in kind in the format of agricultural products that we do not sell or use for our production or sales purposes) and, as noted, these sales are made with little or no margin. By presenting pass-through grain sales in this way, we are better able to reflect how management measures and evaluates the success of the non-pass-through sustainable sourcing business.

        In connection with this change, prior segment information for the fiscal years ended November 30, 2015 and 2016, have been retroactively adjusted.

        For further information on our operating segments, see Note 5 to our audited consolidated combined financial statements and "Business."

Adjusted Segment EBITDA for the three-month period ended February 28, 2017 and 2018

        Although Adjusted Segment EBITDA is commonly viewed as a non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted Segment EBITDA is treated as an IFRS measure in the manner in which we utilize this measure. We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe it reflects current core operating performance and provides an indicator of the segment's ability to generate cash.

February 28, 2018 (unaudited)	Agro-services and Sustainable Sourcing	Branded Industrial Products	Retail Products	Intersegment eliminations	Total
Net Sales to third parties	1,308,571	2,379,951	1,446,916	—	5,135,438
Intersegment sales	1,571,107	455,851	—	(2,026,958)	—

Net Sales	2,879,678	2,835,802	1,446,916	(2,026,958)	5,135,438
Cost of sales (exclusive of depreciation and amortization)	(2,607,205)	(1,952,196)	(934,656)	2,026,958	(3,467,099)
Changes in fair value of biological assets	21,035	—	—	—	21,035
Depreciation and amortization	(16,150)	(126,263)	(51,281)	—	(193,694)

Margin before Operating Expenses	277,358	757,343	460,979	—	1,495,680
Selling expenses	(101,662)	(552,613)	(224,300)	—	(878,575)
Administrative expenses	(125,906)	(121,862)	(70,585)	—	(318,353)
Other operating income, net	(346)	9,153	(290)	—	8,517

Results from Operations before Financing and Taxation	49,444	92,021	165,804	—	307,269
Depreciation and amortization	16,150	127,661	51,469	—	195,280

Adjusted Segment EBITDA	65,594	219,682	217,273	—	—

Total Adjusted Segment EBITDA (unaudited)					502,549

(1)
Total Adjusted Segment EBITDA is defined as a Non-IFRS measure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS information."

February 28, 2017 (unaudited)	Agro-services and Sustainable Sourcing	Branded Industrial Products	Retail Products	Intersegment eliminations	Total
Net Sales to third parties	788,404	1,646,774	1,113,585	—	3,548,763
Intersegment sales	908,069	434,476	—	(1,342,545)	—

Net Sales	1,696,473	2,081,250	1,113,585	(1,342,545)	3,548,763
Cost of sales (exclusive of depreciation and amortization)	(1,456,012)	(1,505,487)	(764,691)	1,342,545	(2,383,645)
Changes in fair value of biological assets	—	—	—	—	—
Depreciation and amortization	(10,590)	(43,521)	(48,557)	—	(102,668)

Margin before Operating Expenses	229,871	532,242	300,337	—	1,062,450
Selling expenses	(135,967)	(315,183)	(170,105)	—	(621,255)
Administrative expenses	(62,437)	(78,702)	(54,404)	—	(195,543)
Other operating income, net	(2,775)	(7,227)	3,643	—	(6,359)

Results from Operations before Financing and Taxation	28,692	131,130	79,471	—	239,293
Depreciation and amortization	11,188	44,238	48,722	—	104,148

Adjusted Segment EBITDA	39,880	175,368	128,193	—	—

Total Adjusted Segment EBITDA (unaudited)					343,441

(1)
Total Adjusted Segment EBITDA is defined as a Non-IFRS measure. See "Presentation of financial and certain other information—Non-IFRS information."

Reconciliation between total segment reporting and statement of comprehensive income for the three-month period ended February 28, 2017 and 2018

Feb 28, 2018 (Unaudited)	Total segment reporting	Pass-through grain sales	As per statement of comprehensive income
Net Sales to third parties	5,135,438	2,391,082	7,526,520

Net Sales	5,135,438	—	7,526,520
Cost of sales (exclusive of depreciation and amortization)	(3,467,099)	(2,391,082)	(5,858,181)
Depreciation & Amortization	(193,694)	—	(193,694)

Cost of Sales	(3,660,793)	—	(6,051,875)
Changes in fair value of biological assets	21,035	—	21,035

Margin before Operating Expenses	1,495,680	—	1,495,680

Selling expenses	(878,575)	—	(878,575)
Administrative expenses	(318,353)	—	(318,353)
Other operating income, net	8,517	—	8,517

Results from Operations before Financing and Taxation	307,269	—	307,269
Depreciation & Amortization	195,280	—	195,280

Total Adjusted Segment EBITDA (unaudited)	502,549	—	502,549

Feb 28, 2017 (Unaudited)	Total segment reporting	Pass-through grain sales	As per statement of comprehensive income
Net Sales to third parties	3,548,763	618,915	4,167,678

Net Sales	3,548,763	—	4,167,678
Cost of sales (exclusive of depreciation and amortization)	(2,383,645)	(618,915)	(3,002,560)
Depreciation & Amortization	(102,668)	—	(102,668)

Cost of Sales	(2,486,313)	—	(3,105,228)
Margin before Operating Expenses	1,062,450	—	1,062,450

Selling expenses	(621,255)	—	(621,255)
Administrative expenses	(195,543)	—	(195,543)
Other operating income, net	(6,359)	—	(6,359)

Results from Operations before Financing and Taxation	239,293	—	239,293
Depreciation & Amortization	104,148	—	104,148

Total Adjusted Segment EBITDA (unaudited)	343,441	—	343,441

The Three-month Period Ended February 28, 2018 Compared to the Three-month Period Ended February 28, 2017

        Total Adjusted Segment EBITDA increased by AR$159 million, or 46%, to AR$503 million for the three-month period ended February 28, 2018 from AR$343 million for the three-month period ended February 28, 2017, primarily due to (i) an increase of AR$89 million, or 69%, from AR$128 million for the three-month period ended February 28, 2017 to AR$217 million for the three-month period ended February 28, 2018 as a result of an increase in net sales due to new product launches in our Retail Products segment, (ii) an increase of AR$44 million, or 25%, in Adjusted Segment EBITDA for our Branded Industrial Products segment for the three-month period ended February 28, 2018 as compared to the three-month period ended February 28, 2017 as a result of increased operating efficiencies relating to the sourcing of wheat as an input in our Branded Industrial Products segment, and (iii) an increase of AR$26 million, or 64%, in Adjusted Segment EBITDA for our Agro-Services and Sustainable Sourcing segments for the three-month period ended February 28, 2018 as compared to the three-month period ended February 28, 2017 as a result of increased general operating efficiencies due to improved efficiency on commissions rates and freight and shipping expenses throughout the segment's operations from our Agro-Services and Sustainable Sourcing segment.

Adjusted Segment EBITDA for the years ended November 30, 2017, 2016 and 2015

November 30, 2017	Agro-services and Sustainable Sourcing	Branded Industrial Products	Retail Products	Intersegment eliminations	Total
Net Sales to third parties	6,844,547	8,866,709	5,165,343	—	20,876,599
Intersegment sales	6,466,991	1,614,058	—	(8,081,049)	—

Net Sales	13,311,538	10,480,767	5,165,343	(8,081,049)	20,876,599
Cost of sales (exclusive of depreciation and amortization)	(11,334,015)	(7,448,982)	(3,347,894)	8,081,049	(14,049,842)
Changes in fair value of biological assets	194,262	—	—	—	194,262
Depreciation and amortization	(63,146)	(295,831)	(228,444)	—	(587,421)

Margin before Operating Expenses	2,108,639	2,735,954	1,589,005	—	6,433,598
Selling expenses	(845,086)	(1,895,152)	(768,998)	—	(3,509,236)
Administrative expenses	(424,614)	(408,034)	(276,669)	—	(1,109,317)
Other operating income, net	(926)	21,411	—	—	20,485

Results from Operations before Financing and Taxation	838,013	454,179	543,338	—	1,835,530
Depreciation and amortization	63,146	300,829	229,013	—	592,988

Adjusted Segment EBITDA	901,159	755,008	772,351	—	—

Total Adjusted Segment EBITDA (unaudited)					2,428,518

(1)
Total Adjusted Segment EBITDA is defined as a Non-IFRS measure. See "Presentation of financial and certain other information—Non-IFRS information."

November 30, 2016	Agro-services and Sustainable Sourcing	Branded Industrial Products	Retail Products	Intersegment eliminations	Total
Net Sales to third parties	7,957,749	11,281,549	3,717,638	—	22,956,936
Intersegment sales	5,965,898	1,456,850	—	(7,422,748)	—

Net Sales	13,923,647	12,738,399	3,717,638	(7,422,748)	22,956,936
Cost of sales (exclusive of depreciation and amortization)	(12,069,917)	(8,548,133)	(2,269,338)	7,422,748	(15,464,640)
Depreciation and amortization	(27,267)	(179,954)	(49,462)	—	(256,683)

Margin before Operating Expenses	1,826,463	4,010,312	1,398,838	—	7,235,613
Selling expenses	(1,117,284)	(2,763,449)	(537,739)	—	(4,418,472)
Administrative expenses	(179,328)	(305,340)	(342,619)	—	(827,287)
Other operating income, net	282	10,600	—	—	10,882

Results from Operations before Financing and Taxation	530,133	952,123	518,480	—	2,000,736
Depreciation and amortization	40,417	185,293	50,313	—	276,023

Adjusted Segment EBITDA	570,550	1,137,416	568,793	—	—

Total Adjusted Segment EBITDA (unaudited)					2,276,759

(1)
Total Adjusted Segment EBITDA is defined as a Non-IFRS measure. See "Presentation of financial and certain other information—Non-IFRS information."

November 30, 2015	Agro-services and Sustainable Sourcing	Branded Industrial Products	Retail Products	Intersegment eliminations	Total
Net Sales to third parties	3,085,951	10,033,966	2,460,545	—	15,580,462
Intersegment sales	4,750,189	816,265	—	(5,566,454)	—

Net Sales	7,836,140	10,850,231	2,460,545	(5,566,454)	15,580,462
Cost of sales (exclusive of depreciation and amortization)	(6,413,494)	(7,939,357)	(1,688,684)	5,566,454	(10,475,081)
Depreciation and amortization	(16,590)	(64,274)	(79,087)	—	(159,951)

Margin before Operating Expenses	1,406,056	2,846,600	692,774	—	4,945,430
Selling expenses	(812,502)	(2,327,954)	(406,531)	—	(3,546,987)
Administrative expenses	(89,912)	(272,404)	(148,289)	—	(510,605)
Other operating income, net	4,254	20,861	2,522	—	27,637

Results from Operations before Financing and Taxation	507,896	267,103	140,476	—	915,475
Depreciation and amortization	26,747	70,620	79,774	—	177,141

Adjusted Segment EBITDA	534,643	337,723	220,250	—	—

Total Adjusted Segment EBITDA (unaudited)					1,092,616

(1)
Total Adjusted Segment EBITDA is defined as a Non-IFRS measure. See "Presentation of financial and certain other information—Non-IFRS information."

Reconciliation between total segment reporting and statement of comprehensive income for the years ended November 2015, 2016 and 2017

        The following tables present a reconciliation between our total segment reporting and our consolidated combined statement comprehensive income for the year ended November 30, 2017, 2016 and 2015:

November 30, 2017	Total segment reporting	Pass—through grain sales	As per statement of comprehensive income
Net Sales to third parties	20,876,599	6,907,308	27,783,907

Net Sales	20,876,599	—	27,783,907
Cost of sales (excl. of depreciation and amortization)	(14,049,842)	(6,907,308)	(20,957,150)
Depreciation and amortization	(587,421)	—	(587,421)

Cost of Sales	(14,637,263)	—	(21,544,571)
Changes in fair value of biological assets	194,262	—	194,262

Margin before Operating Expenses	6,433,598	—	6,433,598
Selling expenses	(3,509,236)	—	(3,509,236)
Administrative expenses	(1,109,317)	—	(1,109,317)
Other operating income, net	20,485	—	20,485

Results from Operations before Financing and Taxation	1,835,530	—	1,835,530
Depreciation and amortization	592,988	—	592,988

Total Adjusted Segment EBITDA (unaudited)	2,428,518	—	2,428,518

November 30, 2016	Total segment reporting	Pass—through grain sales	As per statement of comprehensive income
Net Sales to third parties	22,956,936	9,360,764	32,317,700
Net Sales	22,956,936	—	32,317,700
Cost of sales (excl. of depreciation and amortization)	(15,464,640)	(9,360,764)	(24,825,404)
Depreciation and amortization	(256,683)	—	(256,683)

Cost of Sales	(15,721,323)	—	(25,082,087)

Margin before Operating Expenses	7,235,613	—	7,235,613
Selling expenses	(4,418,472)	—	(4,418,472)
Administrative expenses	(827,287)	—	(827,287)
Other operating income, net	10,882	—	10,882

Results from Operations before Financing and Taxation	2,000,736	—	2,000,736
Depreciation and amortization	276,023	—	276,023

Total Adjusted Segment EBITDA (unaudited)	2,276,759	—	2,276,759

November 30, 2015	Total segment reporting	Pass—through grain sales	As per statement of comprehensive income
Net Sales to third parties	15,580,462	6,553,930	22,134,392
Net Sales	15,580,462	—	22,134,392
Cost of sales (excl. of depreciation and amortization)	(10,475,081)	(6,553,930)	(17,029,011)
Depreciation & Amortization	(159,951)	—	(159,951)

Cost of Sales	(10,635,032)	—	(17,188,962)

Margin before Operating Expenses	4,945,430	—	4,945,430
Selling expenses	(3,546,987)	—	(3,546,987)
Administrative expenses	(510,605)	—	(510,605)
Other operating income, net	27,637	—	27,637

Results from Operations before Financing and Taxation	915,475	—	915,475
Depreciation & Amortization	177,141	—	177,141

Total Adjusted Segment EBITDA (unaudited)	1,092,616	—	1,092,616

Fiscal Year Ended November 30, 2017 Compared to Fiscal Year Ended November 30, 2016

        Total Adjusted Segment EBITDA increased by AR$152 million, or 7%, from AR$2,277 million for the fiscal year ended November 30, 2016 to AR$2,429 million for the fiscal year ended November 30, 2017, primarily due to (i) an increase of AR$204 million, or 36%, in Adjusted Segment EBITDA for our Retail Products segment, as a result of an 3.9% increase in volumes sold, for this segment due to new product launches and better utilization of our installed capacity, (ii) a decrease of AR$382 million, or 34%, in Adjusted Segment EBITDA for our Branded Industrial Products segment for the fiscal year ended November 30, 2017 as compared to the fiscal year ended November 30, 2016 when we benefitted from higher margins as a result of having purchased raw materials in advance of the December 2015 devaluation of the Peso, which reduced our cost of sales during 2016, and (iii) an increase of AR$330 million, or 58%, in Adjusted Segment EBITDA for our Agro-Services and Sustainable Sourcing segments for the fiscal year ended November 30, 2017 as compared to the fiscal year ended November 30, 2016 as a result of changes in fair value of biological assets and from lower selling expenses primarily due to lower export taxes driven by a change in the mix of grains we sold.

Fiscal Year Ended November 30, 2016 Compared to Fiscal Year Ended November 30, 2015

        Total Adjusted Segment EBITDA increased by AR$1,184 million, or 108%, from AR$1,093 million for the fiscal year ended November 30, 2015 to AR$2,277 million for the fiscal year ended November 30, 2016, primarily due to (i) an increase of AR$800 million, or 237%, in Adjusted Segment EBITDA for our Branded Industrial Products segment, as a result of an increase in sales volume and higher margins from operations for this segment due to the sales prices of our products increasing at a faster rate than our production costs as a result of the devaluation of the Peso in December 2015, (ii) an increase of AR$349 million, or 158%, in Adjusted Segment EBITDA for our Retail Products segment for the fiscal year ended November 30, 2016 as compared to the fiscal year ended November 30, 2015 as a result of an increase in sales volume and higher margins driven by the impact of the Peso devaluation that took place in December 2015, and (iii) an increase of AR$36 million, or 7%, in Adjusted Segment EBITDA for our Agro-Services and Sustainable Sourcing segment for the fiscal year ended November 30, 2016 as compared to the fiscal year ended November 30, 2015 as a result of an increase in sales volume.

Assets by Segment

        The following tables show those assets assigned to each of our segments as of February 28, 2018, and November 30, 2017 and 2016:

February 28, 2018	Agro-services and sustainable sourcing	Branded industrial products	Retail products	Total
Inventories	3,478,448	2,105,683	148,753	5,732,884
Biological assets	—	546,763	—	546,763
Property, plant and equipment	2,323,093	7,491,936	6,986,381	16,801,410
Intangible assets	2,057	88,367	97	90,521

Total	5,803,598	10,232,749	7,135,231	23,171,578

November 30, 2017	Agro-services and sustainable sourcing	Branded industrial products	Retail products	Total
Inventories	3,581,522	1,461,781	144,257	5,187,560
Biological assets	518,860	—	—	518,860
Property, plant and equipment	1,987,842	6,972,435	6,065,492	15,025,769
Intangible assets	1,896	93,089	97	95,082

Total	6,090,120	8,527,305	6,209,846	20,827,271

November 30, 2016	Agro-services and sustainable sourcing	Branded industrial products	Retail products	Total
Inventories	1,079,546	967,602	443,537	2,490,685
Property, plant and equipment	1,651,868	5,652,299	4,410,454	11,714,621
Intangible assets	4,882	109,589	—	114,471

Total	2,736,296	6,729,490	4,853,991	14,319,777

November 30, 2015	Agro-services and sustainable sourcing	Branded industrial products	Retail products	Total
Inventories	579,725	565,851	393,209	1,538,785
Property, plant and equipment	924,709	2,116,647	2,307,319	5,348,675
Intangible assets	5,473	3,764	5,122	14,359

Total	1,509,907	2,686,262	2,705,650	6,901,819

Non-IFRS Financial Measures

        In addition to our financial information presented in accordance with IFRS, we use certain "non-IFRS financial measures" described below to evaluate the operating and financial performance of our business, identify trends affecting our business, develop projections, make strategic business decisions and evaluate our objectives, policies and processes for managing capital. Generally, a non-IFRS financial measure is a numerical measure of a company's operating performance or financial position that includes or excludes amounts that are included or excluded from the most directly comparable measure calculated and presented in accordance with IFRS. We monitor the non-IFRS financial measures described below, and we believe they are helpful to our management and to investors, because we believe they reflect the operating performance of our business.

        Our non-IFRS financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-IFRS financial measures differently. In addition, there are limitations in using non-IFRS financial measures because they are not prepared in accordance with IFRS. The presentation of non-IFRS financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with IFRS. Finally, none of the non-IFRS measures are intended to be a substitute for, or superior to, IFRS measurements. We urge you to review the reconciliations of our non-IFRS financial measures to the comparable IFRS financial measures included below, and not to rely on any single financial measure to evaluate our business. See "Presentation of Financial and Certain Other Information—Non-IFRS Information" elsewhere in this prospectus for further information.

        Our management believes Total Adjusted Segment EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure.

        We also utilize Net Debt and certain ratios derived or incorporating Net Debt, such as Net Debt to Total Adjusted Segment EBITDA to evaluate our objectives, policies and processes for managing capital. Both Total Adjusted Segment EBITDA and Net Debt are considered non-IFRS financial measures.

Total Adjusted Segment EBITDA

        The following table shows a reconciliation of profit for the year to Total Adjusted Segment EBITDA for the periods / fiscal years presented:

	For the Three-Month Period Ended February 28,		For the Fiscal Year Ended November 30,
	2018	2017	2017	2016	2015
	(in thousands of Pesos) (unaudited)		(in thousands of Pesos)
(Loss) / Profit for the period/year	(1,809,201)	299,891	(250,962)	864,382	11,931
Income tax (benefit)/expenses	(863,501)	94,149	(140,140)	25,263	48,173
(Loss)/Profit Before Income Tax	(2,672,702)	394,040	(391,102)	889,645	60,104
Gain on acquisition of businesses	—	—	—	(1,084,327)	—
Depreciation & amortization	195,280	104,148	592,988	276,023	177,141
Financial income	(38,350)	(22,065)	(192,033)	(323,429)	(230,221)
Financial costs	330,633	162,782	1,121,121	1,070,446	687,128
Exchange differences, net	2,687,688	(295,464)	1,297,544	1,448,401	398,464
Total Adjusted Segment EBITDA (unaudited)	502,549	343,441	2,428,518	2,276,759	1,092,616

Net Debt to Total Adjusted Segment EBITDA

        We use the ratio of Net Debt to Total Adjusted Segment EBITDA as one of our principal measures of capital management. We define Net Debt as the ratio of borrowings minus cash and cash equivalents to Total Adjusted Segment EBITDA. The table below shows a reconciliation of this non-IFRS financial measure to total borrowings as follows:

	For the Three-Month Period Ended February 28,		For the Fiscal Year Ended November 30,
	2018		2017	2016	2015
	(unaudited)		(in thousands of Pesos)
Borrowings(1)	20,896,708		17,922,582	10,379,048	5,114,836
Cash and cash equivalents	2,801,386		3,925,721	3,794,667	943,731
Net debt (unaudited)	18,095,322		13,996,861	6,584,381	4,171,105

Total Adjusted Segment EBITDA (unaudited)	502,549		2,428,518	2,276,759	1,092,616

Net debt / Total Adjusted Segment EBITDA (unaudited)	N/M	(2)	5.76	2.89	3.82

(1)
Borrowings includes Bank Borrowings, Obligations Under Financial Leases, Banks Overdrafts and Discounted Notes.

(2)
The Net Debt to Total Adjusted Segment EBITDA ratio for the three-month period ended February 28, 2018 is not meaningful for comparative purposes because the Total Adjusted Segment EBITDA is only for the three-month period ended February 28, 2018. As such, the ratio is not readily comparable with the ratios prepared using annual Total Adjusted Segment EBITDA.

        Net Debt is not intended to be a substitute for, or superior to, IFRS measurements of Borrowings. For a further explanation of how management undertakes capital management policies, see "—Capital Management and Funding Policies."

Adjusted ROIC

        We define Adjusted Return on Invested Capital, which we refer to as Adjusted ROIC, as the ratio of profit/(loss) for the period / year before gain on acquisition of businesses and financial results, net, for a given period to the sum of the average for the beginning and end of such period of Net Debt and total shareholders' equity. The following is a reconciliation of Adjusted ROIC:

	For the Three- Month Period Ended February 28,	As of and for the Fiscal Year Ended November 30,
	2018	2017	2016	2015
	(unaudited)	(in thousands of Pesos)
Profit/(loss) for the period / year	(1,809,201)	(250,962)	864,382	11,931
Gain on acquisition of businesses	—	—	1,084,327	—
Financial results, net	(2,979,971)	(2,226,632)	(2,195,418)	(855,371)
Results from Operations Before Financing After Taxes	1,170,770	1,975,670	1,975,473	867,302
Net debt (unaudited)(*)	18,095,322	13,996,861	6,584,381	4,171,105
Average Net Debt (unaudited)(a)	16,046,092	10,290,621	5,377,743	3,201,009
Total Shareholders' Equity	977,809	938,025	5,499,720	3,149,787
Average Total Shareholders' Equity (unaudited)(b)	957,917	3,218,873	4,324,754	2,845,759

Sum of the Average Net Debt and Average Total Shareholders' Equity (unaudited)	17,004,009	13,509,494	9,702,497	6,046,768

Adjusted ROIC (unaudited)	N/M (c)	14.6%	20.4%	14.3%

(a)
Average Net Debt is calculated by taking the average of the Net Debt of the beginning and end of the given period.

(b)
Average Total Shareholders' Equity is calculated by taking the average of Total Shareholder's Equity of the beginning and end of the given period.

(c)
Adjusted ROIC ratio for the three-month period ended February 28, 2018 is not meaningful for comparative purposes because Adjusted ROIC is only for the three-month period ended February 28, 2018. As such, the ratio is not readily comparable with the ratios prepared using annual Adjusted ROIC.

(*)
See "Presentation of Financial and Certain Other Information—Non-IFRS Information—Net Debt to Total Adjusted Segment EBITDA."

Results of Operations

        The following tables show our income statement data for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results. In the following discussion, references to increases or decreases in any period are made by comparison with the prior period, except as the context otherwise indicated.

	For the Three-Month Period Ended February 28,		For the Fiscal Year Ended November 30,
	2018	2017	2017	2016	2015
	(unaudited)		(in thousands of Pesos)
Net sales	7,526,520	4,167,678	27,783,907	32,317,700	22,134,392
Cost of sales	(6,051,875)	(3,105,228)	(21,544,571)	(25,082,087)	(17,188,962)
Changes in fair value of biological assets	21,035	—	194,262	—	—

Margin before Operating Expenses	1,495,680	1,062,450	6,433,598	7,235,613	4,945,430
Selling expenses	(878,575)	(621,255)	(3,509,236)	(4,418,472)	(3,546,987)
Administrative expenses	(318,353)	(195,543)	(1,109,317)	(827,287)	(510,605)
Other operating income, net	8,517	(6,359)	20,485	10,882	27,637

Results from Operations before Financing and Taxation	307,269	239,293	1,835,530	2,000,736	915,475
Financial income	38,350	22,065	192,033	323,429	230,221
Financial costs	(330,633)	(162,782)	(1,121,121)	(1,070,446)	(687,128)
Exchange differences, net	(2,687,688)	295,464	(1,297,544)	(1,448,401)	(398,464)

Financial results, net	(2,979,971)	154,747	(2,226,632)	(2,195,418)	(855,371)
Gain on acquisition of businesses	—	—	—	1,084,327	—

(Loss)/Profit Before Income Tax	(2,672,702)	394,040	(391,102)	889,645	60,104
Income tax benefit/(expense)	863,501	(94,149)	140,140	(25,263)	(48,173)

(Loss)/Profit for the period	(1,809,201)	299,891	(250,962)	864,382	11,931

The three-month period ended February 28, 2018 compared to the three-month period ended February 28, 2017

        The following table sets forth certain financial information with respect to our consolidated results of operation for the periods presented.

	For the Three-month Period Ended February 28,
			Increase / (decrease)
	2018	2017
	(in thousands of Pesos) (unaudited)%
Net sales	7,526,520	4,167,678	81%
Cost of sales	(6,051,875)	(3,105,228)	95%
Changes in fair value of biological assets	21,035	—	100%

Margin before Operating Expenses	1,495,680	1,062,450	41%
Selling expenses	(878,575)	(621,255)	41%
Administrative expenses	(318,353)	(195,543)	63%
Other operating income, net	8,517	(6,359)	(234)%

Results from Operations before Financing and Taxation	307,269	239,293	33%
Financial income	38,350	22,065	74%
Financial costs	(330,633)	(162,782)	103%
Exchange differences, net	(2,687,688)	295,464	(1,010)%

Financial results, net	(2,979,971)	154,747	(2,026)%
(Loss)/Profit before Income Tax	(2,672,702)	394,040	(778)%
Income tax—benefit/(expense)	863,501	(94,149)	(1,017)%

Profit for the period	(1,809,201)	299,891	(703)%

Net Sales

        Net sales increased by AR$3,359 million, or 81%, from AR$4,168 million for the three-month period ended February 28, 2017 to AR$7,527 million for the three-month period ended February 28, 2018, primarily as a result of recognizing certain sales of agricultural products in our Agro-Services and Sustainable sourcing segment for the three-month period ended February 28, 2018, as direct sales when such sales, which consisted of approximately AR$246 million for the three-month period ended February 28, 2017, were previously recognized as being made on a commission basis for which we recognized proportionally lower share of revenue. The reason we are now recognizing these sales as direct sales and not as being made on a commission basis is because during the Reorganization, certain sales of inventory acquired or contracted prior to and during the Reorganization were made on a commission basis on behalf of related companies, for which we received compensation equal to the products sales margin. The overall increase in net sales was also in part driven by higher sales prices due to inflation, with an increasing in CPI of 25.4% for the twelve month period ended February 28, 2018.

        Further segment-by-segment information relating to net sales is presented in the chart and explanatory paragraphs below.

	For the Three-month Period Ended February 28,
			Increase / (decrease)
	2018	2017
	(in thousands of Pesos) (unaudited)%
Retail Products segment
Net sales to third parties	1,446,916	1,113,585	30%
Total Net Sales of Retail Products	1,446,916	1,113,585	30%
Branded Industrial Products segment
Net sales to third parties	2,379,951	1,646,774	45%
Intersegment sales	455,851	434,476	5%

Total Net Sales of Branded Industrial Products	2,835,802	2,081,250	36%
Agro-Services and Sustainable Sourcing segment
Net sales to third parties, net of pass-through grain sales	1,308,571	788,404	66%
Intersegment sales	1,571,107	908,069	73%

Total Net Sales of Agro-Services and Sustainable Sourcing, net of pass-through grain sales	2,879,678	1,696,473	70%
Pass-through grain sales	2,391,082	618,915	286%
Total Net Sales of Agro-Services and Sustainable Sourcing	5,270,760	2,315,388	128%
Total Intersegment Sales Elimination	(2,026,958)	(1,342,545)	51%
Total Net Sales	7,526,520	4,167,678	81%

Retail Products

	For the Three-month Period Ended February 28,
			Increase / (decrease)
Business Line	2018	2017
	(in thousands of Pesos) (unaudited)%
Flour	455,924	349,216	31%
Vegetable oil	520,187	439,606	18%
Biscuits, cookies and crackers	280,489	185,341	51%
Frozen foods	107,470	68,814	56%
Other products	82,846	70,608	17%

Total Retail Products Net Sales, net of Intersegment Sales	1,446,916	1,113,585	30%

        Net sales derived from our Retail Products segment increased by AR$333 million, or 30%, from AR$1,114 million for the three-month period ended February 28, 2017 to AR$1,447 million for the three-month period ended February 28, 2018. The increase in net sales was due to an increase in sales prices in our three business lines averaging approximately 25% and sales volume (which grew from 89,803 tonnes for the three-month period ended February 28, 2017 to 93,427 tonnes for the three-month period ended February 28, 2018) primarily as a result of new product launches.

        The AR$107 million, or 31%, increase in net sales of our flour products business line for the three-month period ended February 28, 2018 as compared to the three-month period ended February 28, 2017 was primarily the result of a (i) 17% increase in the average prices of our flour products primarily due to inflation in Argentina as described above, which resulted in an AR$59 million increase in net sales, and (ii) an 12% increase in sales volume (from 49,216 tonnes for the three-month period ended February 28, 2017 to 54,953 tonnes for the three-month period ended February 28, 2018) due to organic growth, which resulted in an AR$48 million increase in net sales.

        The AR$81 million, or 18%, increase in net sales of our vegetable oil business line for the three-month period ended February 28, 2018 as compared to the three-month period ended February 28, 2017 was primarily due to a 36% increase in the average price of our vegetable oil products as a result of inflation, with CPI increasing 25.4% for the twelve month period ended February 28, 2018, which increase was partially offset by a decrease in sales volumes (from 26,730 tonnes the three-month period ended February 28, 2017 to 23,201 tonnes for the three-month period ended February 28, 2018) due to decreased demand.

        The AR$95 million, or 51%, increase in net sales of our biscuits, cookies and crackers business line for the three-month period ended February 28, 2018 as compared to the three-month period ended February 28, 2017, was primarily due to (i) a 33% increase in the average price of our biscuits, cookies and crackers business line due to inflation as described above and the new product launches which resulted in a more expensive product mix, which resulted in an AR$61 million increase in net sales, and (ii) an 19% increase in sales volumes (from 7,147 tonnes for the three-month period ended February 28, 2017 to 8,531 tonnes for the three-month period ended February 28, 2018) due to new product launches, which resulted in an AR$44 million increase in net sales.

        The AR$39 million, or 56%, increase in net sales of our frozen foods business line for the three-month period ended February 28, 2018 was primarily due to (i) a 22% increase in the volume of frozen food products sold (from 2,409 tonnes for the three-month period ended February 28, 2017, to 2,933 tonnes for the three-month period ended February 28, 2018), which resulted in an AR$15 million increase in net sales, as we continue to ramp up sales in our frozen food product business lien, and (ii) a 27% increase in the average prices of our frozen food products business line due to inflation as described above and the new product launches which resulted in a more expensive mix for the three-month period ended February 28, 2018 as compared to the three-month period ended February 28, 2017, resulting in an AR$23 million increase in net sales, resulting from both inflation as described above and a richer mix of higher margin products.

Branded Industrial Products

	For the Three-month Period Ended February 28,
			Increase / (decrease)
Business line	2018	2017
	(thousands of Pesos) (unaudited)%
Wheat flour	1,503,603	1,420,084	6%
Soybean flour, oil and co-products	809,173	150,020	439%
Packaging (Cañuelas Pack S.A.) and Others	67,175	76,670	(12)%
Total Branded Industrial Products Sales, net of Intersegment Sales	2,379,951	1,646,774	45%

        With respect to our Branded Industrial Products segment, net sales to third parties increased by AR$733 million, or 45%, from AR$1,647 million for the three-month period ended February 28, 2017 to AR$ 2,380 million for the three-month period ended February 28, 2018. The increase in net sales to third parties was primarily due to an increase in volumes of soybean products sold and an increase in volumes and prices of flour products which were partially offset by lower sales in the Packaging and Others business lines.

        The AR$84 million, or 6%, increase in net sales for our wheat flour business line for the three-month period ended February 28, 2018 as compared to the three-month period ended February 28, 2017 was primarily the result of an increase in prices due to inflation as described above and an increase in the volume of sales (which grew from 272,822 tons at the end of the three-month period ended February 28, 2017, to 278,101 tons at the of the three-month period ended February 28, 2018) due to organic growth.

        The AR$659 million, or 439%, increase in net sales for our soybean flour, oil and co-products business line for the three-month period ended February 28, 2018, as compared to the three-month period ended February 28, 2017, was mainly due to an increase of 266% in the volume of sales (which grew from 32,200 tons at the end of the three-month period ended February 28, 2017 to 117,757 tons at the of the three-month period ended February 28, 2018) due to certain especially attractive one-time sales opportunities relating to soybean flour, oil and co-products occurring during the three-month period ended February 28, 2018.

Agro-Services and Sustainable Sourcing

	For the Three-month Period Ended February 28,
			Increase / (decrease)
Business line	2018	2017
	(thousands of Pesos) (unaudited)%
Sustainable sourcing, net of pass-through grain sales	520,679	557,442	(7)%
Agro-services	656,284	186,084	253%
Port and logistics	131,608	44,878	193%

Total Agro-Services and Sustainable Sourcing Net Sales, net of Intersegment Sales and net of pass-through grain sales	1,308,571	788,404	66%

        Net sales from the Agro-Services and Sustainable Sourcing segment attributable to third parties increased by AR$520 million, or 66%, from AR$788 million for the three-month period ended February 28, 2017 to AR$1,309 million for the three-month period ended February 28, 2018. This increase resulted from higher sales in all three sub-segments.

        The AR$37 million, or 7%, decrease in net sales of our sustainable sourcing business line for the three-month period ended February 28, 2018 as compared to the three-month period ended February 28, 2017 was primarily the result of an increased emphasis on the use of agricultural products from our sustainable sourcing business line to satisfy demand from inter-segment sales (instead of third-party sales) due to increasing sales volumes in our Retail Products segment. This decrease was partially offset as a result of the recognition of certain sales for the three-month period ended February 28, 2018, as direct sales when such sales, which consisted of approximately AR$20 million for the three-month period ended February 28, 2017, were previously made on a commission basis.

        The AR$470 million, or 253%, increase in net sales of our agro-services business line for the three-month period ended February 28, 2018 was primarily the result of (i) an increase in prices as a result of inflation as described above and (ii) recognizing certain sales for the three-month period ended February 28, 2018, as direct sales when such sales, which consisted of approximately AR$226 million for the three-month period ended February 28, 2017, were made on a commission basis. The reason for recognizing these sales as direct sales and not sales on a commission basis is because during the Reorganization, certain sales of inventory acquired or contracted prior to and during the Reorganization were made on a commission basis on behalf of related companies for which we received compensation equal to the sales margin.

        The AR$87 million, or 193%, increase in net sales of our port and logistics business line for the three-month period ended February 28, 2018 as compared to the three-month period ended February 28, 2017 was primarily the result of increased volumes of goods transported due to overall increased agricultural productions in Argentina as a result of the 2018 Argentine wheat harvest which resulted in overall increased export and shipping activity.

Cost of Sales

        Cost of sales excluding depreciation and amortization increased by AR$1,083 million, or 45%, from AR$2,384 million for the three-month period ended February 28, 2017, to AR$3,467 million for the three-month period ended February 28, 2018 primarily due to (i) an increase in the costs of our Agro-Services and Sustainable Sourcing segment as a result of recognizing certain sales for the three-month period ended February 28, 2018, as direct sales when such sales, which consisted of approximately AR$246 million for the three-month period ended February 28, 2017, were previously made on a commission basis; (ii) an increase in the costs of sale of our Branded Industrial Products segment due to an increase in sales volume as a result of increased sales of soybean products, and (iii) an increase in the cost of our Retail Products segment due to an increase in sales volume primarily due to new product launches.

	For the Three-month Period Ended February 28,
			Increase / (decrease)
	2018	2017
	(in thousands of Pesos) (unaudited)%
Retail products	(934,656)	(764,691)	22%
Retail products to third parties	(934,656)	(764,691)	22%
Branded industrial products	(1,952,196)	(1,505,487)	30%
Branded industrial products to third parties	(1,496,444)	(1,071,011)	40%
Agro-services and sustainable sourcing	(4,998,287)	(2,074,927)	141%
Agro-services and sustainable sourcing to third parties	(3,427,180)	(1,166,858)	194%
Pass-through grain cost of sales	2,391,082	618,915	286%
Agro-services and sustainable sourcing to third parties, including pass-through grain sales as cost recovery(1)	(5,818,262)	(1,785,773)	226%
Elimination of intersegment sales	2,026,958	1,342,545	51%

Depreciation and amortization	(193,694)	(102,668)	89%

Total Cost of Sales, net of Intersegment Sales	(3,660,793)	(2,486,313)	47%

Total Cost of Sales	(6,051,875)	(3,105,228)	95%

(1)
For a further description of the inclusion of our pass-through grain sales as a cost recovery, see "Segment Information and Non-IFRS Reporting—Segment Information—Recent Changes in Reporting of our Agro-Services and Sustainable Sourcing Segment."

Retail Products

        Cost of sales to third parties for our Retail Products segment increased by AR$170 million or 22%, from AR$ 765 million for the three-month period ended February 28, 2017 to AR$935 million for the three-month period ended February 28, 2018, which was driven by an increase in sales volume (from 89,903 tonnes for the three-month period ended February 28, 2017, to 93,427 tonnes for the three-month period ended February 28, 2018) primarily due to new product launches.

Branded Industrial Products

        Cost of sales to third parties for our Branded Industrial Products segment increased by AR$425 million, or 40%, from AR$1,071 million for the three-month period ended February 28, 2017 to AR$1,496 million for the three-month period ended February 28, 2018. This increase was primarily due to an increase in sales volume of soybean products (from 32,200 tonnes the three-month period ended February 28, 2017 to 117,757 tonnes for the three-month period ended February 28, 2018) due to unique sales opportunities presented during the three-month period ended February 28, 2018.

Agro-Services and Sustainable Sourcing

        Cost of sales to third parties for our Agro-Services and Sustainable Sourcing segment increased by AR$2,260 million, or 194%, from AR$1,167 million for the three-month period ended February 28, 2017 to AR$3,427 million for the three-month period ended February 28, 2018, was primarily due to recognizing the underlying costs of certain agricultural products as a result of recognizing certain sales for the three-month period ended February 28, 2018, as direct sales when such sales, which consisted of approximately AR$246 million for the three-month period ended February 28, 2017, were previously made on a commission basis. The reason we are now recognizing these sales as direct sales and not on a commission basis is because during the Reorganization, certain sales of inventory acquired or contracted prior to and during the Reorganization were made on a commission basis on behalf of related companies for which we received compensation equal to the sales margin.

Depreciation and Amortization

        During the same period, depreciation and amortization expenses included in the cost of sales increased by AR$91 million, or 89%, from AR$103 million for the three-month period ended February 28, 2017 to AR$194 million for the three-month period ended February 28, 2018 due primarily to results of our annual revaluation of property plant and equipment.

Changes in Fair Value of Biological Assets.

        Changes in the fair value of biological assets increased by AR$21 million for the three-month period ended February 28, 2018, due to the initiation of the operations relating to the participating interest we acquired from CAGSA in agricultural arrangements for the faming of certain agricultural products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Biological Assets" for a discussion of how we determine the fair value of our biological assets.

Selling Expenses

	For the Three-month Period Ended February 28,
			Increase / (decrease)
	2018	2017
	(in thousands of Pesos) (unaudited)%
Freight and delivery costs	(233,076)	(209,648)	11%
Taxes	(140,153)	(112,801)	24%
Commissions	(28,374)	(21,829)	30%
Salaries and fringes	(107,132)	(95,666)	12%
Exports duties and expenses	(306,302)	(143,004)	114%
Other(1)	(63,538)	(38,307)	66%

Total Selling Expenses	(878,575)	(621,255)	41%

(1)
For a further description of our selling expenses, see Note 23 to our audited consolidated combined financial statements.

        Selling expenses increased by AR$257 million, or 41%, from AR$621 million for the three-month period ended February 28, 2017 to AR$879 million for the three-month period ended February 28, 2018, primarily due to (i) a 114% increase in export duties and expenses as a result of increased exports of soybean products in our Branded Industrial Products segment, (ii) a 30% increase in commissions as a result of sales increases as described above, (iii) a 24% increase in taxes as a result of increased net sales, and (iv) a 11% increase in freight and delivery costs primarily due to increases in the volume of sales in our various segments as well as due to inflation as described above.

Administrative Expenses

	For the Three-month Period Ended February 28,
			Increase / (decrease)
	2018	2017
	(in thousands of Pesos) (unaudited)%
Salaries and fringes	(154,134)	(84,728)	82%
Employee related expenses	(20,033)	(18,813)	6%
Maintenance and repairs	(7,261)	(4,444)	63%
Taxes	(16,540)	(12,029)	38%
Director fees	(14,340)	(11,500)	25%
Other(1)	(106,045)	(64,029)	66%

Total Administrative Expenses	(318,353)	(195,543)	63%

(1)
For a further description of our administrative expenses see Note 23 to our audited consolidated combined financial statements.

        Administrative expenses increased by AR$123 million, or 63%, from AR$196 million for the three-month period ended February 28, 2017, to AR$318 million for the three-month period ended February 28, 2018, primarily due to an increase (i) an 82% increase in Salaries and fringes due to inflation as described above and due to the migration of employees and staff from CAGSA to us in connection with the Reorganization, (ii) a 66% increase in other expenses primarily due to a 93% increase in travel expenses due to increase in sales and the Reorganization and a 268% decrease in provisions, and (iii) a 63% increase in maintenance and repairs primarily due to remodeling and office repair undertaken in connection with the Reorganization.

Results from Operations

        Results from operations before financing and taxation increased by AR$68 million, or 28%, from AR$239 million for the three-month period ended February 28, 2017 to AR$307 million for the three-month period ended February 28, 2018, primarily due to (i) an AR$86 million, or 109%, increase from AR$79 million for the three-month period ended February 28, 2017 to AR$166 million for the three-month period ended February 28, 2018 in retail products primarily due to new product launches, including a richer mix of higher-margin products, and (ii) an AR$21 million, or 72%, increase in results from operation in our Agro-Services and Sustainable Sourcing segment, primarily as a result of the reasons set forth above. This increase was partially offset by an AR$39 million, or 30%, decrease from AR$131 million for the three-month period ended February 28, 2017 to AR$92 million for the three-month period ended February 28, 2018 in the results from operations in our Branded Industrial Products segment primarily due to an increase in depreciation and amortization as a result of the revaluation of assets and the acquisitions made in the fiscal year 2017. This was partially offset by the improved of Adjusted Segment EBITDA in our Branded Industrial Products segment for the three-month period ended February 28, 2018, due to increased operating efficiencies.

Financial Results, Net

	For the Three-month Period Ended February 28,
			Increase / (decrease)
	2018	2017
	(in thousands of Pesos) (unaudited)%
Financial income	38,350	22,065	74%
Financial costs	(330,633)	(162,782)	103%
Exchange differences, net	(2,687,688)	295,464	(1,010)%

Financial Results, net	(2,979,971)	154,747	(2,026)%

        Financial results, net decreased by AR$3,135 million, or 2,026%, from AR$155 million for the three-month period ended February 28, 2017 to a loss of AR$(2,980) million for the three-month period ended February 28, 2018, primarily as a result of:

  •
  an increase of AR$2,983 million, or 1,010%, in exchange differences, net, from AR$295 million for the three-month period ended February 28, 2017 to AR$2,688 million for the three-month period ended February 28, 2018. This decrease was primarily attributable to a 16% devaluation of the Argentine Peso against the U.S. dollar in the three-month period ended February 28, 2018 as compared to a 2% increase in the value of the Argentine Peso against the U.S. dollar for the three-month period ended February 28, 2017.

  •
  an increase of AR$168 million, or 103%, in financial costs, from AR$163 million for the three-month period ended February 28, 2017 to AR$331 million for the three-month period ended February 28, 2018. This increase was primarily attributable to an increase in indebtedness and an increase in the LIBOR rate. The decrease was partially offset by an increase of AR$16 million, or 74%, in financial income, from AR$22 million for the three-month period ended February 28, 2017 to AR$38 million for the three-month period ended February 28, 2018 primarily due to an increase in interest bearing cash deposits.

Income Tax Benefit

        The income tax benefit increased by AR$958 million, or 1,017%, from a AR$(94) million tax expense for the three-month period ended February 28, 2017 to a AR$864 million tax benefit for the three-month period ended February 28, 2018. This was primarily due to a decrease in our pre-tax profit from AR$394 million for the three-month period ended February 28, 2017 to AR$(2,673) million for the three-month period ended February 28, 2018 primarily due to an increase in exchange differences for the reasons described above.

Profit for the Year

        As a result of all of the factors mentioned above, the profit for the three-month period decreased by AR$2,109 million, from a gain of AR$300 million for the three-month period ended February 28, 2017 to a loss of AR$(1,809) million for the three-month period ended February 28, 2018.

Fiscal year ended November 30, 2017 compared to fiscal year ended November 30, 2016

        The following table sets forth certain financial information with respect to our consolidated results of operation for the periods presented.

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Net sales	27,783,907	32,317,700	(14)%
Cost of sales	(21,544,571)	(25,082,087)	(14)%
Changes in fair value of biological assets	194,262	—	100%

Margin Before Operating Expenses	6,433,598	7,235,613	(11)%
Selling expenses	(3,509,236)	(4,418,472)	(21)%
Administrative expenses	(1,109,317)	(827,287)	34%
Other operating income, net	20,485	10,882	88%

Results from Operations Before Financing and Taxation	1,835,530	2,000,736	8%
Financial income	192,033	323,429	(41)%
Financial costs	(1,121,121)	(1,070,446)	5%
Exchange differences, net	(1,297,544)	(1,448,401)	(10)%

Financial results, net	(2,226,632)	(2,195,418)	1%
Gain on acquisition of businesses	—	1,084,327	(100)%

Profit Before Income Tax	(391,102)	889,645	(144)%
Income tax expense	140,140	(25,263)	655%

Profit for the Year	(250,962)	864,382	(129)%

Net Sales

        Net sales decreased by AR$4,534 million, or 14.03%, from AR$32,318 million for the fiscal year ended November 30, 2016 to AR$27,784 million for the fiscal year ended November 30, 2017, as a result of a decrease in the volume of sales in our Agro-Services and Sustainable Sourcing segment, and as a result of a decrease in sales of soybean and soybean flour sales in our Branded Industrial Products segments. These decreases were partially offset by an increase in sales of wheat flour in our Branded

Industrial Products segment and an increase in sales price and sales volume from our Retail Product segment.

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Retail Products segment
Net sales to third parties	5,165,343	3,717,638	39%
Total Net Sales of Retail Products	5,165,343	3,717,638	39%
Branded Industrial Products segment
Net sales to third parties	8,866,709	11,281,549	(21)%
Intersegment sales	1,614,058	1,456,850	11%

Total Net Sales of Branded Industrial Products	10,480,767	12,738,399	(18)%
Agro-Services and Sustainable Sourcing segment
Net sales to third parties, net of pass-through grain sales	6,844,547	7,957,749	(14)%
Intersegment sales	6,466,991	5,965,898	8%

Total Net Sales of Agro-Services and Sustainable Sourcing, net of pass-through grain sales	13,311,538	13,923,647	(4)%
Pass-through grain sales	6,907,308	9,360,764	(26)%
Total Net Sales of Agro-Services and Sustainable Sourcing	20,218,846	23,284,411	(13)%
Total Intersegment Sales Elimination	(8,081,049)	(7,422,748)	9%
Total Net Sales	27,783,907	32,317,700	(14)%

Retail Products

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
Business Line	2017	2016
	(in thousands of Pesos)%
Vegetable oil	1,877,604	1,364,457	38%
Flour	1,716,411	1,239,125	39%
Biscuits, cookies and crackers	901,107	685,578	31%
Frozen foods	330,285	160,457	106%
Other products	339,936	268,021	27%

Total Retail Products Net Sales, net of Intersegment Sales	5,165,343	3,717,638	39%

        Net sales derived from our Retail Products segment increased by AR$1,447 million, or 39%, from AR$3,718 million for the fiscal year ended November 30, 2016 to AR$5,165 million for the fiscal year ended November 30, 2017. The increase in net sales was due to higher sales prices and higher sales volume (which grew from 368,735 tonnes for the fiscal year ended November 30, 2016 to 383,144 tonnes for the fiscal year ended November 30, 2017) primarily as a result of new product launches.

        The AR$513 million, or 38%, increase in net sales of our vegetable oil business line for the fiscal year ended November, 2017 as compared to the fiscal year ended November 30, 2016 was primarily the result of a 32% increase in the average price of our vegetable oil products due to inflation, with the CPI increasing was 26.1% for the year ended December 30, 2017, resulting in a AR$438 million increase in net sales. In addition, we experienced a 4.2% increase in the volume of vegetable oil sold (from 94,701 tonnes for the year ended November 30, 2016 to 98,719 tonnes for the year ended November 30, 2017) due to a 25% increase in the export of vegetable oil products resulting in a AR$76 million increase in net sales for the fiscal year ended November 30, 2017.

        The AR$477 million, or 39%, increase in net sales of our flour business line for the fiscal year ended November 30, 2017 as compared to the fiscal year ended November 30, 2016 was primarily due to a 37% increase in average prices of our flour products mainly due to inflation in Argentina, resulting in a AR$457 million increase in net sales. A 1% increase in the volume of wheat flour sold (from 219,041 tonnes sold the fiscal year ended November 30, 2016 to 221,658 tonnes for the fiscal year ended November 30, 2017) also contributed to an AR$20 million increase in net sales.

        The AR$229 million, or 31%, increase in net sales of our biscuits, cookies and crackers business line for the fiscal year ended November 30, 2017 as compared to the fiscal year ended November 30, 2016, was primarily due to a 20% increase in average prices of our biscuits, cookies and crackers products due to inflation in Argentina, resulting in a AR$136 million increase in net sales, and a 11% increase in the volume of biscuits, cookies and cracker products sold due to the launch of new products in our biscuits, cookies and crackers business line (from 29,147 tonnes in the fiscal year ended November 30, 2016 to 32,455 tonnes in the fiscal year ended November 30, 2017), resulting in a AR$93 million increase in net sales for the fiscal year ended November 30, 2017.

        The AR$170 million, or 106%, increase in net sales of our frozen foods business line for the fiscal year ended November 30, 2017 was mainly due to a 63% increase in the volume of frozen food products sold as compared to the fiscal year ended November 30, 2016, from 6,329 tonnes sold to 10,338 tonnes, resulting in a AR$128 million increase in net sales as we continue to ramp up sales of our frozen products business line. During this period we also experienced a 26% increase in the average price of our frozen food products, resulting in an AR$42 million increase in net sales for the fiscal year ended November 30, 2017, primarily due to inflation in Argentina but also benefitting from a richer mix of higher margin products.

Branded Industrial Products

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
Business line	2017	2016
	(thousands of Pesos)%
Wheat flour	5,893,579	4,311,624	37%
Soybean flour, oil and co-products	2,668,741	6,767,760	(61)%
Packaging (Cañuelas Pack S.A.)	191,781	184,495	4%
Other Products	112,608	17,670	537%

Total Branded Industrial Products Sales, net of Intersegment Sales	8,866,709	11,281,549	(21)%

        With respect to our Branded Industrial Products segment, net sales to third parties decreased by AR$2,415 million, or 21%, from AR$11,282 million for the fiscal year ended November 30, 2016 to AR$8,867 million for the fiscal year ended November 30, 2017. The decrease in net sales to third parties was primarily due to significantly lower sales of soybean flour, oil and co-products in the fiscal year ended 2017 as compared with the fiscal year ended 2016. The decrease sales of our soybean flour, oil and co-products was partially offset by higher sales volume in our wheat flour business line, driven mainly by the integration of Cargill's operations through the consummation of the Cargill Acquisition which we closed in the fourth quarter of our 2016 fiscal year.

        The AR$1,582 million, or 37%, increase in net sales for our wheat flour business line for the fiscal year ended November 30, 2017 as compared to the fiscal year ended November 30, 2016 was primarily the result of a 59% increase in the volume of flour sold, due to increase in our milling capacity as a result of the Cargill Acquisition (from 746,882 tonnes the fiscal year ended November, 2016 to 1,187,565 tonnes in the fiscal year ended November 30, 2017). The volume of flour sold mentioned above includes 178,893 tonnes of wheat flour we milled for one of our main competitors.

        The AR$4,099 million, or 61%, decrease in net sales of our soybean flour, oil and co-products business line from AR$6,768 million for the fiscal year ended November 30, 2017 as compared to AR$2,669 million for the fiscal year ended November 30, 2016 was primarily due to a 58% reduction in volume of soybean flour, oil and co-products sold (from 1,118,328 tonnes during the fiscal year ended November 30, 2016 to 468,973 tonnes during the same period of 2017). The significant reduction in sales of soybean flour, oil and by products came from a strategic decision to reduce the volume of soybean flour and by products we commercialize as market conditions for soybean and soybean by products remain competitive, resulting in decreased margins. Additionally there was an 6% decrease in average prices of our soybean products due to increases in the market price of soybean products, resulting in lower sales by AR$403 million.

Agro-Services and Sustainable Sourcing

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
Business line	2017	2016
	(thousands of Pesos)%
Sustainable sourcing, net of pass-through grain sales	2,688,989	3,405,585	(21)%
Agro-services	3,235,728	3,205,894	1%
Port and logistics	919,830	1,346,270	(32)%

Total Agro-Services and Sustainable Sourcing Net Sales, net of Intersegment Sales and net of pass-through grain sales	6,844,547	7,957,749	(14)%

        Net sales from the Agro-Services and Sustainable Sourcing segment attributable to third parties decreased by AR$1,113 million, or 14%, from AR$7,958 million for the fiscal year ended November 30, 2016 to AR$6,845 million for the fiscal year ended November 30, 2017. This decrease resulted primarily from lower sales volumes in our sustainable sourcing and port and logistics business lines in the fiscal year ended November 30, 2017 compared to an unusually strong performance during the fiscal year ended November 30, 2016.

        The AR$717, or 21%, decrease in net sales of our sustainable sourcing business line for the fiscal year ended November 30, 2017 as compared to the fiscal year ended November 30, 2016 was primarily the result of a decrease in the volume of grains and seeds sold. The sales volume of our sustainable sourcing business line was higher during 2016 because many farmers had retained their grain stock in anticipation of the December 2015 Peso devaluation described above.

        The AR$30 million, or 1%, increase in net sales of our agro-services business line the fiscal year ended November 30, 2017 was primarily the result of an increase in price as a result of inflation, which was offset by a decrease in sales volume for the fiscal year ended November 30, 2017 as compared to an unusually strong year ended November 30, 2016 in which farmers took advantage of gains from the Peso devaluation and the introduction of lower export taxes to undertake investments that they had otherwise delayed following years of unfavorable conditions for the agricultural business in Argentina.

        The AR$426 million, or 32%, decrease in net sales of our port and logistics business line for the fiscal year ended November 30, 2017 as compared to an unusually strong year ended November 30, 2016 was primarily the result of lower levels of activity in the Las Palmas port as a result of the unusually strong increase in the sourcing business during the year 2016 due to farmers who had retained their grain stocks in anticipation of the December 2015 Peso devaluation described above.

        Pass-through grain sales decreased by AR$2,453 million, or 26% from AR$9,361 million for the fiscal year ended November 30, 2016 to AR$6,907 million for the fiscal year ended November 30, 2017 primarily due to the increased volume of grain sales made by farmers during 2016 as a result of many farmers who had retained their grain stock in anticipation of the December 2015 Peso devaluation described above.

Cost of Sales

        Cost of sales decreased by AR$3,538 million, or 14%, from AR$25,082 million for the fiscal year ended November 30, 2016 to AR$21,545 million for the fiscal year ended November 30, 2017 due primarily to (i) a decrease in the costs of our Agro-Services and Sustainable Sourcing segment due to a lower volume of grains for the reasons described above, and (ii) a decrease in the costs of soybean flour, oil and co-products related a lower sales volume of soybean flour and oil during the fiscal year ended November 30, 2017, as compared with the fiscal year ended November 30, 2016, due to our strategic decision to reduce volume of soybean flour and oil sales due to decreased margins which were partially offset by an increase in cost of sales in retail production.

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Retail products	(3,347,894)	(2,269,338)	48%
Retail products to third parties	(3,347,894)	(2,269,338)	48%
Branded industrial products	(7,448,982)	(8,548,133)	(13)%
Branded industrial products to third parties	(5,834,924)	(7,091,283)	(18)%
Agro-services and sustainable sourcing	(18,241,323)	(21,430,681)	(15)%
Agro-services and sustainable sourcing to third parties	(4,867,024)	(6,104,019)	(20)%
Pass-through grain cost of sales	6,907,308	9,360,764	(26)%
Agro-services and sustainable sourcing to third parties, including pass-through grain sales as cost recovery(1)	(11,774,332)	(15,464,783)	(24)%
Elimination of intersegment sales	8,081,049	7,422,748	9%

Depreciation and amortization	(587,421)	(256,683)	129%

Total Cost of Sales, net of Intersegment Sales	(14,637,263)	(15,721,323)	(7)%

Total Cost of Sales	(21,544,571)	(25,082,087)	(14)%

(1)
For a further description of the inclusion of our pass-through grain sales as a cost recovery, see "Segment Information and Non-IFRS Reporting—Segment Information—Recent Changes in Reporting of our Agro-Services and Sustainable Sourcing Segment."

Retail Products

        Cost of sales to third parties for our Retail Products segment increased by AR$1,079 million or 48%, from AR$2,269 million for the fiscal year ended November 30, 2016 to AR$3,348 million for the fiscal year ended November 30, 2017, which was driven by higher sales volumes due to new product launches in almost all our product categories as detailed in the Net Sales section and higher costs driven by inflation as described above. Of the AR$1,079 million increase in cost of sales, AR$126 million was the result of an increase in sales volume, while the other AR$953 million higher cost of sales was due to an increase in the price of our inputs, mainly due to inflation and our strategic purchase of inputs for the fiscal year ended 2016 prior to the devaluation of the peso in December 2015.

Branded Industrial Products

        Cost of sales to third parties for our Branded Industrial Products segment decreased by AR$1,256 million, or 18%, from AR$7,091 million for the fiscal year ended November 30, 2016 to AR$5,835 million for the fiscal year ended November 30, 2017. This decrease was primarily due to lower sales volume (from 1,118,328 tonnes during the fiscal year ended November 30, 2016 to 468,973 tonnes during the fiscal year ended November 30, 2017) in our soybean flour, oil and co-products business line due to our strategic decision to reduce the volume of soybean flour and our strategic purchase of inputs for the fiscal year ended 2016 prior to the devaluation of the peso in December 2015, but was partially offset by a higher sales volume of wheat flour as a result of the integration of the business acquired as part of the Cargill Acquisition and by higher average costs of sales driven primarily by inflation.

Agro-Services and Sustainable Sourcing

        Cost of sales to third parties for our Agro-Services and Sustainable Sourcing segment decreased by AR$1,237 million, or 20%, from AR$6,104 million for the fiscal year ended November 30, 2016 to AR$4,867 million for the fiscal year ended November 30, 2017, primarily due to a decrease in the volume of grains and other agricultural products sourced from farmers due to the unusually high volume sourced in the fiscal year ended November 30, 2016, as described above, as well as a decrease in sales in our agro-services business line as compared to the same period in 2016, where sales of farming supplies in our agro-service business line were stronger than normal as farmers took advantage of the elimination of export taxes and the devaluation of the Peso to reinvest in production.

Depreciation and Amortization

        Cost of sales attributable to depreciation and amortization increased by AR$331 million, or 129%, from AR$257 million for the fiscal year ended November 30, 2016 to AR$587 million for the fiscal year ended November 30, 2017, primarily due to the incorporation of additional property, plant and equipment in connection with the assets acquired as part of the Cargill Acquisition and the results of our annual revaluation of property plant and equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Carrying Value of Property, Plant and Equipment."

Changes in Fair Value of Biological Assets.

        Changes in the fair value of biological assets increased by AR$194 million for year ended November 30, 2017, from AR$0 for the fiscal year ended November 30, 2016. This increase was primarily due to an increase in the fair value of crops, less any planting costs, as they matured and could potentially be harvested. The difference between the fair value of biological products (wheat, sunflower, soybean and corn) was a result of the difference between our initial purchase and the resulting changes in fair value as a result of investments and their development of the biological asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Biological Assets" for a discussion of how we determine the fair value of our biological assets.

Selling Expenses

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Freight and delivery costs	(970,059)	(707,407)	37%
Taxes	(448,223)	(492,568)	(9)%
Commissions	(99,858)	(250,950)	(60)%
Salaries and fringes	(394,141)	(236,706)	67%
Exports duties and expenses	(1,393,577)	(2,562,995)	(46)%
Other(1)	(203,378)	(167,846)	21%

Total Selling Expenses	(3,509,236)	(4,418,472)	(21)%

(1)
For a further description of our selling expenses, see Note 23 to our audited consolidated combined financial statements.

        Selling expenses decreased by AR$909 million, or 21%, from AR$4,418 million for the fiscal year ended November 30, 2016 to AR$3,509 million for the fiscal year ended November 30, 2017, primarily due to a 46% decrease in export duties and expenses resulting from a lower level of sales of soybean flour, oil and by products which are still subject to export duties and a 60% decrease in commissions as result of decrease in sales of soybean flour, oil and co-products. This decrease was partially offset by 37% higher freight and delivery expenses driven primarily by higher sales volume in our Retail Products and Branded Industrial Products segments and an increase in freight prices during the corresponding period due to inflation, as described above, and an increase of 67% in salaries and fringes was primarily due to increased average salaries resulting from increased inflation and a larger workforce resulting from the integration of the milling business acquired in the Cargill Acquisition.

Administrative Expenses

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Salaries and fringes	(579,403)	(333,950)	73%
Employee related expenses	(65,410)	(52,937)	24%
Maintenance and repairs	(24,784)	(28,315)	(12)%
Taxes	(32,854)	(20,059)	64%
Director fees	(61,721)	(122,640)	(50)%
Other(1)	(345,145)	(269,386)	28%

Total Administrative Expenses	(1,109,317)	(827,287)	34%

(1)
For a further description of our administrative expenses see Note 23 to our audited consolidated combined financial statements.

        Administrative expenses increased by AR$282 million, or 34%, from AR$827 million for the fiscal year ended November 30, 2016 to AR$1,109 million for the fiscal year ended November 30, 2017, primarily due to a 73% increase in salaries and fringes due to inflation and a 24% increase in employee-related expenses primarily as a result of inflation as described above and higher staff levels from the Cargill Acquisition resulting in the addition of 70 employees. This increase was partially offset by 50% decrease in director's fees due to the above-average fees incurred in the fiscal year ended November 30, 2016, related to the Reorganization and the Cargill Acquisition.

Results from Operations

        Results from operations before financing and taxation decreased by AR$165 million, or 8%, from AR$2,001 million for the fiscal year ended November 30, 2016 to AR$1,836 million for the fiscal year ended November 30, 2017, primarily due to a decrease of AR$498 million in operating results for our Branded Industrial Products segment as a result of a AR$116 million increase in depreciation and amortization expenses driven by the acquisition of Cargill's milling business. The Branded Industrial Products segment's lower results from operations were also driven by a lower margin in our branded industrial products as compared to the fiscal year ended November 30, 2016, when we benefitted from higher margins as a result of having purchased raw materials in advance of the December 2015 devaluation of the Peso, which reduced our cost of sales. This overall decrease in results from operations was partially offset by an AR$25 million increase in the results from operations in our Retail Products segment which benefitted from margins related to the startup of new frozen and cookies products during 2017, and our Agro-Services and Sustainable Sourcing segments which benefitted from changes in fair value of biological assets and from lower selling expenses primarily due to lower export taxes driven by a change in the mix of grains we sold. This increase was partially offset by higher administrative expenses driven by inflation.

Financial Results, Net

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2017	2016
	(in thousands of Pesos)%
Financial income	192,033	323,429	(41)%
Financial costs	(1,121,121)	(1,070,446)	5%
Exchange differences, net	(1,297,544)	(1,448,401)	(10)%

Financial Results, net	(2,226,632)	(2,195,418)	1%

        Financial results, net increased by AR$31 million, or 1%, from AR$2,195 million for the fiscal year ended November 30, 2016 to AR$2,226 million for the fiscal year ended November 30, 2017, primarily as a result of:

  •
  a decrease of AR$150 million, or 10%, in exchange differences, net, from AR$1,448 million for the fiscal year ended November 30, 2016 to AR$1,298 million for fiscal year ended November 30, 2017. This decrease was primarily attributable to the difference in the conversion into Pesos of our U.S. denominated debt from a 64% devaluation of the Peso in relation to the U.S. Dollar, which is the currency in which most of our borrowings are denominated, during the fiscal year ended November 30, 2016 to as compared to a 9% devaluation of the Peso in relation to the U.S. Dollar during the fiscal year ended November 30, 2017; the effect was partially offset due to the fact that we positioned a large part of our debt in local currency during the first quarter of the fiscal year 2016;

  •
  an increase of AR$50 million, or 5%, in financial costs, from AR$1,071 million for the fiscal year ended November 30, 2016 to AR$1,121 million for the fiscal year ended November 30, 2017. This increase was primarily attributable to an increase in the aggregate principal amount of outstanding debt in the fiscal year ended November 30, 2017 as a result of the financing incurred in connection with the completion of our Reorganization, and was offset by shift in the mix of our debt from a higher percentage of our debt denominated in Pesos during the fiscal year ended November 30, 2016, when interest rates in Pesos the weighted average were 27.2%, to a higher portion of our debt denominated in U.S. Dollars during the fiscal year ended November 30, 2017 with a weighted average interest rates of 5.4%; and

  •
  a decrease of AR$131 million, or 41%, in financial income, from AR$323 million for the fiscal year ended November 30, 2016 to AR$192 million for the fiscal year ended November 30, 2017. This decrease was mainly attributable to a decrease in investments in short term deposits and a decrease in the interest rates on such deposits in the fiscal year ended November 30, 2017 as compared to the fiscal year ended November 30, 2016.

Income Tax Expense

        The income tax benefit increased by AR$165 million, or 655%, from a AR$(25) million tax expense for the fiscal year ended November 30, 2016 to a AR$140 million tax benefit for the fiscal year ended November 30, 2017. This was primarily due to the decrease in our pre-tax profit from a pre-tax gain of AR$890 million for the fiscal year ended November 30, 2016 to a pre-tax loss of AR$391 million for the fiscal year ended November 30, 2017.

Profit for the Year

        As a result of all of the factors mentioned above, the profit for the year decreased by AR$1,115 million, from a gain of AR$864 million for the fiscal year ended November 30, 2016 to a loss of AR$251 million for the fiscal year ended November 30, 2017.

Fiscal year ended November 30, 2016 compared to fiscal year ended November 30, 2015

        The following table sets forth certain financial information with respect to our consolidated results of operation for the periods presented.

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Net sales	32,317,700	22,134,392	46%
Cost of sales	(25,082,087)	(17,188,962)	46%

Margin Before Operating Expenses	7,235,613	4,945,430	46%
Selling expenses	(4,418,472)	(3,546,987)	25%
Administrative expenses	(827,287)	(510,605)	62%
Other operating income, net	10,882	27,637	(61)%

Results from Operations Before Financing and Taxation	2,000,736	915,475	119%
Financial income	323,429	230,221	40%
Financial costs	(1,070,446)	(687,128)	56%
Exchange differences, net	(1,448,401)	(398,464)	263%

Financial results, net	(2,195,418)	(855,371)	157%
Gain on acquisition of businesses	1,084,327	—	100%

Profit Before Income Tax	889,645	60,104	1,380%
Income tax expense	(25,263)	(48,173)	(48)%

Profit for the Year	864,382	11,931	7,145%

Net Sales

        Net sales increased by AR$10,183 million, or 46%, from AR$22,134 million for the fiscal year ended November 30, 2015 to AR$32,318 million for the fiscal year ended November 30, 2016, primarily as a result of the correlative increases in net sales for each of our operating segments due to price increases in connection with inflation and a 60% devaluation of the Peso during the period. Further segment-by-segment information relating to net sales is presented in the chart and explanatory paragraphs below.

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Retail Products segment
Net sales to third parties	3,717,638	2,460,545	51%

Total Net Sales of Retail Products	3,717,638	2,460,545	51%
Branded Industrial Products segment
Net sales to third parties	11,281,549	10,033,966	12%
Intersegment sales	1,456,850	816,265	78%

Total Net Sales of Branded Industrial Products	12,738,399	10,850,231	17%
Agro-Services and Sustainable Sourcing segment
Net sales to third parties, net of pass-through grain sales	7,957,749	3,085,951	158%
Intersegment sales	5,965,898	4,750,189	26%

Total Net Sales of Agro-Services and Sustainable Sourcing, net of pass-through grain sales	13,923,647	7,836,140	78%
Pass-through grain sales	9,360,764	6,553,930	43%
Total Net Sales of Agro-Services and Sustainable Sourcing	23,284,411	14,390,070	62%
Total Intersegment Sales Elimination	(7,422,748)	(5,566,454)	33%
Total Net Sales	32,317,700	22,134,392	46%

Retail Products

	For the Fiscal Year Ended November 30
			Increase / (decrease)
Business Line	2016	2015
	(in thousands of Pesos)%
Vegetable oil	1,364,457	822,594	66%
Flour	1,239,125	876,236	41%
Biscuits, cookies and crackers	685,578	461,663	49%
Frozen foods	160,457	21,811	636%
Other products	268,021	278,241	(4)%

Total Retail Products Net Sales, net of Intersegment Sales	3,717,638	2,460,545	51%

        Net sales derived from our Retail Products segment increased by AR$1,257 million, or 51%, from AR$2,461 million for the fiscal year ended November 30, 2015 to AR$3,718 million for the fiscal year ended November 30, 2016. The increase in our net sales for this segment was primarily due to a AR$542 million, or 66%, increase in net sales of vegetable oil from AR$823 million for the fiscal year ended November 30, 2015 to AR$1,364 million for the fiscal year ended November 30, 2016 (AR$445 million of this increase was due to an increase in the sales price of our vegetable oil retail products driven by an increase in prices for sunflower seeds, and AR$97 million of this increase was due to a 8% increase in the volume of vegetable oil sold). In addition, the increase in net sales was partially due to an AR$363 million, or 41%, increase in net sales of flour from AR$876 million for the fiscal year ended November 30, 2015 to AR$1,239 million for the fiscal year ended November 30, 2016 (AR$317 million of this increase resulted from an increase in prices of retail flour of 36% from AR$4,154 per tonne for the fiscal year ended November 30, 2015 to AR$5,657 per tonne for the fiscal year ended November 30, 2016 due to inflation and AR$46 million of this increase resulted from a 4% increase in the volume of flour sold during this period from 210,937 tonnes for the fiscal year ended November 30, 2015 to 219,041 tonnes for the fiscal year ended November 30, 2016).

        The growth in net sales for this segment was also partially due to a 49% increase in net sales of cookies, crackers and biscuits from AR$462 million for the fiscal year ended November 30, 2015 to AR$686 million for the fiscal year ended November 30, 2016. This increase was due to a AR$178 million increase in net sales due to an average price increase of 39% in the sales price of such products (from AR$16,974 per tonne for the fiscal year ended November 30, 2015 to AR$23,521 per tonne for the fiscal year ended November 30, 2016) driven by inflation during the period, and a AR$46 million increase in net sales due to a 7% increase in volume of output from 27,199 tonnes for the fiscal year ended November 30, 2015 to 29,147 tonnes for the fiscal year ended November 30, 2016.

        The growth in net sales for this segment was also partially due to a 636% increase in net sales of our frozen food business line from AR$22 million for the fiscal year ended November 30, 2015 to AR$160 million for the fiscal year ended November 30 2016 due to AR$121 million increase in net sales from a 306% increase in sales volume (from 1,560 tonnes for the fiscal year ended November 30, 2015 to 6,329 tonnes for the fiscal year ended November 30, 2016) due to improved production capacity as a result of the increased operation of the Spegazzini facility and a AR$18 million increase in net sales from an average increase of 81% in the sales prices of our frozen food products due to both an increase in the costs of primary food products that serve as inputs for our frozen food products as well as an improvement in the overall product mix towards higher-margin frozen food products.

Branded Industrial Products

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
Business line	2016	2015
	(thousands of Pesos)%
Wheat flour	4,311,624	2,045,939	111%
Soybean flour, oil and co-products	6,767,760	7,764,794	(13)%
Packaging (Cañuelas Pack S.A.)	184,495	223,233	(17)%
Other Products	17,670	—	100%

Total Branded Industrial Products Sales, net of Intersegment Sales	11,281,549	10,033,966	12%

        With respect to our Branded Industrial Products segment, net sales to third parties increased by AR$1,248 million, or 12%, from AR$10,034 million for the fiscal year ended November 30, 2015 to AR$11,282 million for the fiscal year ended November 30, 2016. The increase in net sales to third parties was partially due to a AR$2,266, or 111%, increase in net sales of wheat flour from AR$2,046 million for the fiscal year ended November 30, 2015 to AR$4,312 million for the fiscal year ended November 30, 2016 due to a AR$1,609 million increase in net sales primarily from a 79% increase in the average price of flour, which was due to an increase in the price of wheat for the fiscal year ended November 30, 2016 as a result of inflation, and a AR$657 million increase in net sales from an 18% increase in the volume of sales (from 633,154 tonnes for the fiscal year ended November 15, 2015 to 746,882 tonnes for the fiscal year ended November 30, 2016) due to increased milling capacity during our last fiscal quarter resulting from the Cargill Acquisition. This increase in net sales was partially offset by a AR$997 million, or 13%, decrease in the net sales of soybean flour, oil and co-products, from AR$7,765 million for the year ended November 30, 2015 to AR$6,768 million for the fiscal year ended November 30, 2016. This decrease was driven by a AR$2,155 million decrease in sales due to a 24% decrease in the volume of soybean flour, oil and co-products sold to third parties (from 1,474,494 tonnes for the fiscal year ended November 30, 2015 to 1,118,328 tonnes for the fiscal year ended November 30, 2016) resulting from the lack of non-recurring business opportunities that existed in 2015 and was partially offset by a AR$1,158 million increase in net sales from higher average prices in our soybean flour, oil and co-products due to inflation.

Agro-Services and Sustainable Sourcing

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
Business line	2016	2015
	(thousands of Pesos)%
Sustainable sourcing, net of pass-through grain sales	3,405,585	177,398	1820%
Agro-services	3,205,894	1,955,548	64%
Port and logistics	1,346,270	953,005	41%

Total Agro-Services and Sustainable Sourcing Net Sales, net of Intersegment Sales and net of pass-through grain sales(1)	7,957,749	3,085,951	158%

(1)
For a further description of the inclusion of our pass-through grain sales as a cost recovery, see "Segment Information and Non-IFRS Reporting—Segment Information—Recent Changes in Reporting of our Agro-Services and Sustainable Sourcing Segment."

        Net sales from the Agro-Services and Sustainable Sourcing segment attributable to third parties increased by AR$4,872 million, or 158%, from AR$3,086 million for the fiscal year ended November 30, 2015 to AR$7,958 million for the fiscal year ended November 30, 2016. This increase resulted primarily from an AR$1,250 million, or 63%, increase in net sales of our agro-services business line from AR$1,955 million in the fiscal year ended November 30, 2015 to AR$3,206 million for the fiscal year ended November 30, 2016, an AR$3,228 million, or 1820%, increase in net sales of our sustainable sourcing business line from AR$177 million for the fiscal year ended November 30, 2015 to AR$3,406 million for the fiscal year ended November 30, 2016 and an increase of AR$393 million, or 41%, in our net sales as part of our port and logistics business line from AR$953 million for the fiscal year ended November 30, 2015 to AR$1,346 million for the fiscal year ended November 30, 2016.

        The 1,820% increase in net sales of our sustainable sourcing business line for the fiscal year ended November 30, 2016 was primarily the result of an increase in the average price of agricultural products as well as an atypical fiscal year ended November 30, 2015 where farmers withheld sales of their grain towards the end of the year in anticipation of the devaluation. This price increase was primarily due to a reduction of 5% in export taxes on soybean and soybean derivatives, the complete elimination of export taxes on wheat and corn (which resulted in increased prices), and the devaluation of the Peso against the U.S. Dollar and inflation during the period. This increase was also partially due to an increase in the total volume of agricultural products sold to third parties.

        The increase in net sales of 64% for our agro-services business line was primarily the result of a 78% increase in net sales of farming products, which represented 63% of the net sales in our agro-services business line, for the fiscal year ended November 30, 2016, and a 43% increase in net sales from services offered, which represented 36% of the net sales in our agro-services business line, for the fiscal year ended November 30, 2016. The increase in net sales for services offered in our agro-services business line was primarily due to an 18% increase in average prices for agricultural services and a 20% increase in volume of sales. In each case regarding farming products and services, the increase in prices was due primarily to inflation and the devaluation of the Peso as described above.

        Pass-through grain sales increased by AR$2,807 million, or 43% from AR$6,554 million for the fiscal year ended November 30, 2016 to AR$9,361 million for the fiscal year ended November 30, 2017 primarily due to the increased volume of grain sales made by farmers during 2016 due to many farmers retaining their grain stock for sale during the fiscal year ended 2015 in anticipation of the December 2015 Peso devaluation.

Cost of Sales

        Cost of sales increased by AR$7,893 million, or 46%, from AR$17,189 million for the fiscal year ended November 30, 2015 to AR$25,082 million for the fiscal year ended November 30, 2016 due primarily to inflation and the devaluation of the Peso and the elimination of export taxes and the impact of the growth in sales volume as described in further detail below.

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Retail products	(2,269,338)	(1,688,684)	34%
Retail products to third parties	(2,269,338)	(1,688,684)	34%
Branded industrial products	(8,548,133)	(7,939,357)	8%
Branded industrial products to third parties	(7,091,283)	(7,123,092)	0%
Agro-services and sustainable sourcing	(21,430,681)	(12,967,424)	65%
Agro-services and sustainable sourcing to third parties	(6,104,019)	(1,663,305)	267%

Pass-through grain cost of sales	9,360,764	6,553,930	43%
Agro-services and sustainable sourcing to third parties, including pass-through grain sales as cost recovery(1)	(15,464,783)	(8,217,235)	88%

Elimination of intersegment sales	7,422,748	5,566,454	33%

Depreciation and amortization	(256,683)	(159,951)	60%

Total Cost of Sales, net of Intersegment Sales	(15,721,323)	(10,635,032)	48%

Total Cost of Sales	(25,082,087)	(17,188,962)	46%

(1)
For a further description of the inclusion of our pass-through grain sales as cost recovery, see "Segment Information and Non-IFRS Reporting—Segment Information—Recent Changes in Reporting of our Agro-Services and Sustainable Sourcing Segment."

Retail Products

        Cost of sales to third parties for our Retail Products segment increased by AR$581 million, or 34%, from AR$1,689 million for the fiscal year ended November 30, 2015 to AR$2,269 million for the fiscal year ended November 30, 2016 (AR$512 million of this increase was due to an increase in input costs associated with the production of vegetable oil, flour, cookies, crackers and biscuits, and AR$31 million of this increase was due to higher volume). In the case of vegetable oil, cost of sales increased primarily due to a 105% increase in the price of sunflower seeds, which impacted approximately 50% of the product's cost, as well as the devaluation of the Peso and inflation as described above. Cost of sales associated with the production of flour increased due to a 111% increase in wheat prices due to the devaluation of the Peso, inflation and the elimination of export taxes on wheat, which increased prices of local wheat (as a result of reduced supply for the Argentine market as exports became more attractive), which represented 54% of our cost of sales associated with flour production. There was no significant variation in the volume of flour produced. Finally, the cost of sales associated with biscuits, cookies and crackers increased primarily due to increased costs for flour and margarine as a result of inflation and devaluation of the Peso and a 7% increase in the volume of biscuits, cookies and crackers produced (from 27,199 tonnes for the fiscal year ended November 30, 2015 to 29,147 tonnes for the fiscal year ended November 30, 2016).

Branded Industrial Products

        Cost of sales to third parties for our Branded Industrial Products segment decreased by AR$32 million, or 0.4%, from AR$7,123 million for the fiscal year ended November 30, 2015 to AR$7,091 million for the fiscal year ended November 30, 2016. The decrease in costs of sales was mainly due to the decreased production volume of soybean flour, oil and co-products, and the reduction of export taxes on soybeans and elimination of export taxes on wheat. Further, for the fiscal year ended November 30, 2016, there was a 24% decrease in volume of net sales of soybean flour, oil and co-products (from 1,474,494 tonnes for the fiscal year ended November 30, 2015 to 1,118,328 tonnes for the fiscal year ended November 30, 2016) which was partially offset by a 73% increase in the price of soybeans during the same period. This decrease was partially offset by an 18% increase in the volume of our wheat flour production (from 633,154 tonnes for the fiscal year ended November 30, 2015 to 746,882 tonnes for the fiscal year ended November 30, 2016) and an increase in the price of wheat in Argentina.

Agro-Services and Sustainable Sourcing

        Cost of sales to third parties for our Agro-Services and Sustainable Sourcing segment increased by AR$4,441 million, or 267%, from AR$1,663 million for the fiscal year ended November 30, 2015 to AR$6,104 million for the fiscal year ended November 30, 2016, primarily due to an increase in the price of agricultural products sourced and an increase in the cost of agricultural supplies sold. The increase in the price of agricultural products sourced was due to a 73% increase in the price of soybean, a 145% increase in the price of corn and a 111% increase in the price of wheat, all of which were due to the devaluation of the Peso and inflation as described above, and as well as in regards solely to corn and wheat, the elimination or reduction of export taxes as described above and a 36% increase in the volume of agricultural products sourced. The increase in the cost of agricultural supplies sourced was due to a 2.6% increase in the volume of agricultural supplies sold in the fiscal year ended November 30, 2016 and a 20% increase in the price of goods sold for the fiscal year ended November 30, 2016, due primarily to the devaluation of the Peso and inflation.

Depreciation and Amortization

        Cost of sales attributable to depreciation and amortization increased by AR$97 million, or 60%, from AR$160 million for the fiscal year ended November 30, 2015 to AR$257 million for the fiscal year ended November 30, 2016, primarily due to the incorporation of additional property, plant and equipment in connection with the completion of the Spegazzini facility, the incorporation of assets acquired in connection with the Cargill Acquisition during the fourth quarter of the 2016 fiscal year and the results of our annual revaluation of property plant and equipment.

Changes in Fair Value of Biological Assets.

        For the reasons explained above, we did not record any Changes in the Fair Value of Biological Assets for the year ended November 30, 2016 or 2015.

Selling Expenses

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Freight and delivery costs	(707,407)	(476,019)	49%
Taxes	(492,568)	(277,742)	77%
Commissions	(250,950)	(142,073)	77%
Salaries and fringes	(236,706)	(149,149)	59%
Exports duties and expenses	(2,562,995)	(2,400,148)	7%
Other(1)	(167,846)	(101,856)	65%

Total Selling Expenses	(4,418,472)	(3,546,987)	25%

(1)
For a further description of our selling expenses, see Note 23 to our audited consolidated combined financial statements.

        Selling expenses increased by AR$871 million, or 25%, from AR$3,547 million for the fiscal year ended November 30, 2015 to AR$4,418 million for the fiscal year ended November 30, 2016, primarily due to an increase in freight and delivery costs along with an increase in taxes and commissions. Selling expenses associated with freight and delivery costs increased by 49% primarily due to inflation despite no material increase in the volume of shipping activities. In addition, the 77% increase in taxes for the fiscal year ended November 30, 2016 was due to a 46% increase in net sales and an increase in our total number of operating plants which resulted in an increase in property taxes. Finally the increase in selling expenses was also due to a 77% increase in commissions which resulted from an increase in net sales of flour in our Branded Industrial Products segment as well as a 59% increase in salaries due to inflation.

        In addition, the increase in selling expenses was also due to a 7% increase in export duties and expenses primarily due to a 57% increase in net sales of exported soybean and an increase in export taxes associated therewith from AR$2,400 million for the fiscal year ended November 30, 2015 to AR$2,563 million for the fiscal year ended November 30, 2016. This increase in export expenses was partially offset by the reduction in the export tariff on soybeans and soybean derivatives from 35% and 32% as of November 30, 2015 to 30% and 27% as of November 30, 2016, respectively.

Administrative Expenses

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Salaries and fringes	(333,950)	(221,873)	51%
Employee related expenses	(52,937)	(23,870)	122%
Maintenance and repairs	(28,315)	(16,642)	70%
Taxes	(20,059)	(15,173)	32%
Director fees	(122,640)	(11,597)	958%
Other(1)	(269,386)	(221,450)	22%

Total Administrative Expenses	(827,287)	(510,605)	62%

(1)
For a further description of our administrative expenses see Note 23 to our audited consolidated combined financial statements.

        Administrative expenses increased by AR$317 million, or 62%, from AR$511 million for the fiscal year ended November 30, 2015 to AR$827 million for the fiscal year ended November 30, 2016, primarily due to a 51% or AR$112 million increase in salaries and related fringe benefits due to inflation and a 122% or AR$29 million increase in employee-related expenses and maintenance and repairs expenses associated with the expansion of the Spegazzini facility and the Cargill Acquisition, as well as due to a 31% increase in salaries as a result of inflation. Director's fees also increased by AR$111 million, or 958%, from AR$12 million for the fiscal year ended November 30, 2015 to AR$123 million for the fiscal year ended November 30, 2016 primarily due to an increase in director compensation in connection with increased work-loads relating to the Reorganization, our Global Offering and the Cargill Acquisition. Costs of sale were further increased by increased maintenance and repairs expenses resulting from the higher utilization of plants and production assets during the second half of the fiscal year.

Results from Operations

        Results from operations before financing and taxation increased by AR$1,085 million, or 119%, from AR$915 million for the fiscal year ended November 30, 2015 to AR$2,001 million for the fiscal year ended November 30, 2016, primarily due to better margins in our Branded Industrial Products and Retail Products segments. Higher margins were mainly the result of advance purchases of wheat before the Peso devaluation that took place in December 2015, combined with higher sales volume in our wheat flour business line within our Branded Industrial Products segment and higher sales volume in all of our business lines in the Retail Products segment. This increase was partially offset by an increase in our operating expenses driven mainly by inflation in Argentina.

Financial Results, Net

	For the Fiscal Year Ended November 30,
			Increase / (decrease)
	2016	2015
	(in thousands of Pesos)%
Financial income	323,429	230,221	40%
Financial costs	(1,070,446)	(687,128)	56%
Exchange differences, net	(1,448,401)	(398,464)	263%

Financial Results, net	(2,195,418)	(855,371)	157%

        Financial results, net increased by AR$1,340 million, or 157%, from AR$855 million for the fiscal year ended November 30, 2015 to AR$2,195 million for the fiscal year ended November 30, 2016, primarily as a result of:

  •
  an increase of AR$383 million, or 56%, in financial costs, from AR$687 million for the fiscal year ended November 30, 2015 to AR$1,070 million for the fiscal year ended November 30, 2016. This increase was primarily attributable to increased indebtedness in connection with the financing of the Spegazzini facility and the Cargill Acquisition, as well as an increase in interest payments resulting from a strategic increase in our debt denominated in Pesos prior to closing the November 30, 2015 financial year in anticipation of the devaluation of the Peso. The increase was partially offset due to decrease of applicable rates for Peso-denominated accounts subject to the Central Bank of Argentina's Badlar interest rate, from 27.25% to 19.88% during the fiscal year ended November 30, 2016; and

  •
  an increase of AR$1,050 million, or 263%, in exchange differences, net, from AR$398 million for the fiscal year ended November 30, 2015 to AR$1,448 million for the fiscal year ended November 30, 2016. This increase was primarily attributable to the devaluation of the Peso by approximately 62% to the U.S. Dollar, which is the currency in which most of our borrowings are denominated, as compared to the fiscal year ended November 30, 2015; which was partially offset by

  •
  an increase of AR$93 million, or 40%, in financial income, from AR$230 million for the fiscal year ended November 30, 2015 to AR$323 million for the fiscal year ended November 30, 2016. This increase was mainly attributable to excess cash flow invested in short term deposits due to delays associated with the harvesting of soybean due to climatic factors.

Gain on Acquisition of Business

        Gain on acquisition of business increased by AR$1,084 million from AR$0 for the fiscal year ended November 30, 2015 to AR$1,084 for the fiscal year ended November 30, 2016, which was primarily due to there not having been a similar transaction in the prior year.

Income Tax Expense

        The income tax expense fell by AR$23 million, or 48%, from AR$48 million for the fiscal year ended November 30, 2015 to AR$25 million for the fiscal year ended November 30, 2016. This was attributable primarily due to the fact that the 1,380% increase in profit before income tax for the fiscal year ended November 30, 2016 was primarily attributable to one-time non-taxable income resulting from profit from a business combination and a deduction of the exchange rate difference generated from non-current borrowing which resulted in an effective tax rate of 3% for the fiscal year ended November 30, 2016 compared to an effective tax rate of 80% for the fiscal year ended November 30, 2015.

Profit for the Year

        As a result of all of the factors mentioned above, the profit for the year increased by AR$852 million, or 7,145%, from AR$12 million for the fiscal year ended November 30, 2015 to AR$864 million for the fiscal year ended November 30, 2016.

Liquidity and Capital Resources

        Our liquidity and capital resources are influenced by a variety of factors, including:

  •
  our ability to generate cash flows from our operations;

  •
  the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

  •
  our capital expenditure requirements, which consist primarily of investments in our operations, equipment and plant facilities and maintenance costs;

  •
  dividend payments; and

  •
  our working capital requirements.

Projected Sources and Uses of Cash

        Historically, our principal sources of liquidity have consisted of contributions of cash from our operations, equity contributions by our shareholders and short-term and long-term borrowings from banks and other financial institutions.

        We anticipate that we will generate cash from the following sources:

  •
  cash flow from operations; and

  •
  new borrowings,

        We expect our operating cash flow to be positive in the foreseeable future for the following reasons:

  •
  the consistent performance of our cash-generating operations; and

  •
  the long-term tenor of most of our indebtedness to remain outstanding after application of the net proceeds of the Global Offering.

        Nevertheless, we cannot assure you that we will generate positive operating cash flow.

        As of the date of this prospectus, we believe that our working capital will be sufficient to meet both our short-term (i.e., within 12 months) and long-term liquidity needs in light of the trends and factors we consider to be most significant to our business. See "—Trends and Factors Affecting Our Results of Operations."

        We expect to use our available cash (other than the net proceeds from the Global Offering) to:

  •
  refinance our existing financial debt when appropriate;

  •
  fund capital expenditures in 2018 and 2019, in order to meet our budgeted capital expenditures, which may include investments in the expansion of our Spegazzini facility (although we have no specific material capital expenditure plans at present);

  •
  fund investments in new projects related to our business; and

  •
  for other working capital purposes.

        As of the end of the fiscal year ended November 30, 2017, and the three-month period ended February 28, 2018, we had no material commitments for capital expenditures.

Comparison of Cash Flow Information

        The tables below summarize the information from our consolidated statements of cash flows for the fiscal years ended November 30, 2015, 2016 and 2017, and for the three-month period ended February 28, 2017, and February 28, 2018.

	For the Three-Month Period Ended, February 28,		For the Fiscal Year Ended November 30,
	2018	2017	2017	2016	2015
	(in thousands of Pesos)		(in thousands of Pesos)
	(unaudited)
Net cash generated from (used in) operating activities	(742,358)	1,775,458	2,773,051	2,526,995	(810,980)
Net cash used in investing activities	(190,871)	(225,535)	(579,086)	(1,964,846)	(393,256)
Net cash generated from (used in) financing activities	(310,583)	(3,551,325)	(2,133,552)	2,097,256	1,027,373
Foreign exchange gains/(losses) on cash and cash equivalents	119,477	(8,480)	70,641	191,531	(757)

Net decrease in cash and cash equivalents	(1,124,335)	(2,009,882)	131,054	2,850,936	(177,620)

Operating Activities

	For the Three-Month Period Ended, February 28,		For the Fiscal Year Ended November 30,
	2018	2017	2017	2016	2015
	(in thousands of Pesos)		(in thousands of Pesos)
	(unaudited)
(Loss)/Profit for the period	(1,809,201)	299,891	(250,962)	864,382	11,931
Income tax	(863,501)	94,149	(140,140)	25,263	48,173
Income tax paid	—	(93,922)	(136,675)	(50,014)	(80,686)
Non-Cash Charges and Credits	3,017,881	464,085	3,262,288	1,568,179	817,041
Change in working capital items	(1,087,537)	1,011,255	38,540	119,185	(1,607,439)

Net cash generated from / (used in) operating activities	(742,358)	1,775,458	2,773,051	2,526,995	(810,980)

The Three-Month Period Ended February 28, 2018 Compared to the Three-Month Period Ended February 28, 2017

        Net cash generated from (used in) operating activities decreased by AR$2,518 million from AR$1,775 million in cash generated for the three-month period ended February 28, 2017 to AR$(742) million in cash used for the three-month period ended February 28, 2018. This change was primarily the result of decreased profits and an increase in accounts receivable for the three-month period ended February 28, 2017 as compared to the three-month period ended February 28, 2018 primarily due to increased net sales.

Fiscal Year Ended November 30, 2017 Compared to Fiscal Year Ended November 30, 2016

        Net cash generated from operating activities increased by AR$246 million from AR$2,527 million in cash generated for the fiscal year ended November 30, 2016 to AR$2,773 million in cash used for the fiscal year ended November 30, 2017. The nominal increase in cash flow was due to the devaluation of the peso during the fiscal year ended November 30, 2017, by 9% partially offset by extraordinary flows generated during 2016 which were due to the advantageous purchase of raw materials prior to the devaluation of the peso in December 2015.

Fiscal Year Ended November 30, 2016 Compared to Fiscal Year Ended November 30, 2015

        Net cash generated from operating activities increased by AR$3,338 million, or 412%, from AR$(811) million for the fiscal year ended November 30, 2015 to AR$2,527 million in net cash generated for the fiscal year ended November 30, 2016, primarily attributable to an increase in cash from operating activities due to an increase in net sales as a result of inflation and the devaluation of the Peso against the U.S. Dollar and certain increases in the volume of products sold due to improvements in operations. Additionally, the increase was due to an increase of AR$1,727 million in working capital items primarily due to the increased availability of financing from suppliers of farming products and services as well as an increase in net sales as a result of general increases in sales prices due to inflation and the devaluation of the Peso.

Investing Activities

	For the Three-Month Period Ended, February 28,		For the Fiscal Years Ended November 30,
	2018	2017	2017	2016	2015
	(in thousands of Pesos)		(in thousands of Pesos)
	(unaudited)
Purchases of property, plant and equipment	(160,704)	(339,507)	(803,459)	(1,284,842)	(419,393)
Purchases of investment property	(30,990)	—	(1,000)	(6,100)	(2,468)
Purchases of intangible assets	(435)	(3,793)	(5,308)	(2,479)	(3,129)
Sales of property, plant and equipment	1,258	110,146	227,361	21,670	17,653
Acquisition of businesses	—	—	—	(736,190)	—
Sales of related companies	—	3,120	3,320	43,095	14,573
Sales of intangible assets	—	4,499	—	—	(492)

Net Cash Used in Investing Activities	(190,871)	(225,535)	(579,086)	(1,964,846)	(393,256)

The Three-Month Period Ended February 28, 2018 Compared to the Three-Month Period Ended February 28, 2017

        Net cash used in investing activities decreased by AR$35 million, from AR$(226) million for the three-month period ended February 28, 2017 to AR$(191) million for the three-month period ended February 28, 2018. Such decrease was primarily attributable to lower purchases of property, plant and equipment.

Fiscal Year Ended November 30, 2017 Compared to Fiscal Year Ended November 30, 2016

        Net cash used in investing activities decreased by AR$1,386 million, from AR$1,965 million for the fiscal year ended November 30, 2016 to AR$579 million for the fiscal year ended November 30, 2017. Such decrease was primarily attributable to a one-time investment of AR$736 million in connection with the Cargill Acquisition booked in the fiscal year ended November 30, 2016 and a AR$481 million, or 37%, decrease in purchases of property, plant and equipment, primarily related to the completion of the expansion of our frozen food products business line. In addition, we registered an AR$206 million increase in net cash from the sale of property, plant and equipment, which was primarily due to the sale of certain real estate assets to our shareholders as part of the Reorganization.

Fiscal Year Ended November 30, 2016 Compared to Fiscal Year Ended November 30, 2015

        Net cash used in investing activities increased by AR$1,572 million, or 400%, from AR$393 million for the fiscal year ended November 30, 2015 to AR$1,965 million for the fiscal year ended November 30, 2016. Such increase was primarily attributable to the AR$865 million, or 206%, increase in purchases of property, plant and equipment from AR$419 million for the fiscal year ended November 30, 2015 to AR$1,285 million for the fiscal year ended November 30, 2016. This increase was primarily due to installation of additional production lines at the Spegazzini facility (including new bread, muffin, frozen food and cookie production lines), the construction of two new mills (one at the Cañuelas facility and another in Uruguay) and an increase of AR$736 million due to the Cargill Acquisition.

Financing Activities

	For the Three-Month Period Ended, February 28,		For the Fiscal Years Ended November 30,
	2018	2017	2017	2016	2015
	(in thousands of Pesos)		(in thousands of Pesos)
	(unaudited)
Loans paid	(2,172,146)	(5,314,442)	(10,358,531)	(11,250,069)	(3,999,372)
Cost of issuing equity instruments	(43,156)	—	(64,759)	—	—
Borrowings	2,217,288	8,318,058	15,692,108	14,776,968	5,698,424
Interest paid	(282,569)	(156,794)	(926,944)	(1,045,344)	(655,479)
Effects of reorganization	—	(6,412,047)	(6,412,047)	(310,099)	—
Contributions	—	13,900	13.901	—	—
Dividends paid	(30,000)	—	(77,280)	(74,200)	(16,200)

Net Cash used in/generated by Financing Activities	(310,583)	(3,551,325)	(2,133,552)	2,097,256	1,027,373

The Three-Month Period Ended February 28, 2018 Compared to the Three-Month Period Ended February 28, 2017

        Net cash generated by financing activities decreased by AR$3,241 million, from AR$(3,551) million for the three-month period ended February 28, 2017 to AR$(311) million for the three-month period ended February 28, 2018, resulting primarily from certain cash charges incurred in the first quarter of 2017 in connection with the Reorganization.

Year Ended November 30, 2017 Compared to Year Ended November 30, 2016

        Net cash used in financing activities decreased AR$4,231 million, from AR$2,097 million for the fiscal year ended November 30, 2016 to AR$(2,134) million the fiscal year ended November 30, 2017, resulting primarily from payments related to the closing of the Reorganization which was financed with an increase in net borrowings.

Year Ended November 30, 2016 Compared to Year Ended November 30, 2015

        Net cash generated from financing activities increased AR$1,070, or 104%, from AR$1,027 million for the fiscal year ended November 30, 2015 to AR$2,097 million for the fiscal year ended November 30, 2016, resulting from increases in borrowings for investments and working capital. These additional investments and growth in working capital were done primarily through the incurrence of additional borrowings of US$100 million under the FMO Facility (as defined below), US$155 million under the IFC facility (as defined below) along with a financing from Deutsche Bank for up to US$44 million (as defined below). The increase in borrowings was partially offset by the payment of current borrowings for the fiscal year ended November 30, 2016.

Capital Expenditures

        We expect our capital expenditures in 2018 and 2019 will be related to investment in our operations and equipment and investment in our plant facilities. However, as of the date of this prospectus, we have made no material commitment towards any specific capital expenditures and are still actively evaluating our various capital expenditure options for the coming years.

        Our capital expenditures during the last three years mainly consisted of acquiring production facilities, transforming and upgrading and maintaining our production facilities. Our capital expenditures were AR$393 million, AR$1,965 million and AR$579 million during the fiscal years ended November 30, 2015, 2016 and 2017, respectively. Our capital expenditures were AR$226 million and

AR$191 million during the three-month periods ended February 28, 2017, and February 28, 2018, respectively.

Indebtedness

        In addition to cash flow from our operations, we also rely on external borrowings in the local Argentinean and international financial markets. The costs associated with using external sources of financing will depend on financial and operating ratios required by each of our lenders and also on our credit ratings. Currently, our local credit ratings from Fitch are A for our bonds and commercial paper, with a stable outlook in each case.

        Given that prices in our business follow fluctuations of prices of agricultural products which are denominated in U.S. dollars, a significant portion of our indebtedness is denominated in U.S. dollars.

        As of November 30, 2017, 37% of our total debt was at fixed rates of interest, primarily as a result of our fixed rate bank loans and the remaining 63% of our total debt was at floating or variable rates of interest mostly based on the London Interbank Offered Rate, or LIBOR. As of such date, 0.45% of our total debt was denominated in Pesos, 0.15% in Reales and the remaining 99.4% was denominated in U.S. Dollars. As of February 28, 2018, 38% of our total debt was at fixed rates of interest and the remaining 62% of our total debt was at floating or variable rates of interest, mostly based on LIBOR. As of such date, 0.34% of our total debt was denominated in Pesos, 0.13% in Reales and the remaining and the remaining 99.5% was denominated in U.S. Dollars.

        The table below illustrates our outstanding indebtedness (including maturity profile) as of the dates of each of the periods indicated:

	As of February 28,	As of November 30,
Non-Current	2018	2017	2016	2015
	(in thousands of Pesos)	(in thousands of Pesos)
	(unaudited)
Bank borrowings	10,345,044	11,712,440	6,208,904	1,215,379
Obligations under finance leases	164,945	170,805	25,419	465

Total(1)	10,509,989	11,883,245	6,234,323	1,215,844

(1)
Our non-current outstanding indebtedness as described in our consolidated combined financial statements does not include the indebtedness resulting from the PEC Agreement as described below.

	As of February 28,	As of November 30,
Current	2018	2017	2016	2015
	(in thousands of Pesos)	(in thousands of Pesos)
	(unudited)
Bank borrowings	10,314,109	6,004,393	3,945,596	2,071,284
Debt certificates	—	—	—	302,093
Banks overdraft	16,549	—	—	—
Discounted notes	14,037	—	184,506	1,518,667
Obligations under finance leases	42,024	34,944	14,623	6,948

Total	10,386,719	6,039,337	4,144,725	3,898,992

        As of February 28, 2018, we have AR$3,901 million available for borrowing under our existing committed credit facilities. The following chart indicates our availability under these facilities:

Bank Facility	Amount available
(in thousands of US$)
BAF Latam Credit Fund B.V.	45,000
Banco Latinoamericano de Comercio Exterior, S.A.	20,000
Industrial and Commercial Bank of China	15,500
JP Morgan Chase	10,000
Banco Macro S.A.	10,000
Banco Itaú S.A.	4,500
HSBC Bank Argentina S.A.	7,800
BBVA Banco Frances S.A.	1,000
Natixis	50,000
Banco Bradesco S.A.	900
Santander Río S.A.	1,700
Citibank N.A.	27,500

Total available credit	193,900

Future Debt Issuances

        During an ordinary and extraordinary shareholders' meeting held on September 18, 2017, our current shareholders approved the creation of a public global short, medium and long-term notes program for up to a maximum aggregate outstanding amount of US$400 million, which we refer to as the Global Notes Program. On September 25, 2017, we filed our initial submission seeking approval for our Global Notes program with the CNV. Subject to the approval of the CNV, we currently expect to issue our first series of notes under the Global Notes Program in the coming months. We expect to use the proceeds from our first offering under the Global Notes Program for the repayment of certain indebtedness.

        Non-Current Debt.    Our Non-Current debt increased by AR$5,649 million, from AR$6,234 million as of November 30, 2016 to AR$11,883 million as of November 30, 2017, primarily due to the incurrence of additional debt under certain financing agreements to fund certain of the acquisitions that were part of the Reorganization. Our Non-Current debt decreased by AR$1,373 million, from AR$11,883 million as of November 30, 2017, to AR$10,510 million as of February 28, 2018, primarily due to the repayment and refinancing of indebtedness incurred in connection with the reorganization.

        As specified further below, during the year ended November 30, 2017, we sought and obtained waivers, amendments, standstills and/or forbearances in respect of compliance with certain debt covenants in several of our long-term debt agreements, including in the Deutsche Bank Loan, the FMO Facility the IFC Facility and the PEC Agreement (each as defined below). With respect to the IFC Facility and the HSBC Facilities, we obtained standstill/forbearance agreements whereby the respective lenders agree to forbear from exercising their rights in respect of breaches of certain debt covenants under such facilities until May 15, 2018 and May 31, 2018, respectively. Had we not sought such waivers, amendments, standstills and/or forbearances we would not have otherwise been in compliance with certain of our long-term debt agreements (and potentially with other unrelated indebtedness with cross-default provisions) for the fiscal year ending November 30, 2017 and the three-month period ended February 28, 2018. See Note 16 to our audited consolidated combined financial statements, to our unaudited interim as consolidated combined financial statements and "Risk Factors—Risks Related to Our Business—We have a substantial amount of indebtedness, which could limit financing and other options and in some cases adversely affect our ability to pay dividends. Moreover, in the recent past we have had to seek and obtain waivers, amendments, standstills and/or forbearances in respect of compliance with certain debt covenants in certain of our long-term debt agreements."

        Upon consummation of the Global Offering and the repayment of certain debt with the net proceeds therefrom received by us, as described in "Use of Proceeds," we will improve our standing in respect of our financial ratios under all of our loan agreements on a long-term basis. For a breakdown of our main bank borrowings, see Note 16 to our audited consolidated combined financial statements and to our unaudited interim as consolidated combined financial statements.

        Our long term debt of AR$10,510 million as of February 28, 2018, is included the following material indebtedness:

Deutsche Bank Loan

        On July 26, 2013, we, as the borrower, in connection with the acquisition of certain machinery, entered into a loan agreement with Deutsche Bank Aktiengesellschaft, Frankfurt am Main, which we refer to as Deutsche Bank, as lender pursuant to which Molino Cañuelas S.A.C.I.F.I.A. incurred US$8 million and the U.S. Dollar equivalent of EUR26 million in debt. On July 15, 2015, Molino Cañuelas S.A.C.I.F.I.A. entered into an amendment with Deutsche Bank which included the addition of certain customary financial covenants described below. Subsequently on November 1, 2016, the loan agreement was further amended and the total principal amount of the facility adjusted to US$6 million and the U.S. Dollar equivalent of EUR29 million. We refer to the loan as amended and restated as the Deutsche Bank Loan.

        The Deutsche Bank Loan bears interest at a variable rate equal to LIBOR plus 2.3% per year to be repaid on a semi-annual basis in 16 equal consecutive installments of the principal and interest owed commencing June 1, 2016.

        The Deutsche Bank Loan contains certain customary financial covenants and restrictions, which require us, to meet pre-defined financial ratios, among other restrictions.

        The following financial ratios shall be maintained by us and our subsidiaries:

  •
  a Current Ratio of no less than 1.1 to 1. Under the Deutsche Bank Loan, Current Ratio means the ratio of all of our current assets to all of our current liabilities;

  •
  shareholders' equity of no less than AR$100 million; and

  •
  a Net Debt to EBITDA Ratio which does not exceed 3.0 to 1 as of the end of each fiscal year and 5.0 to 1 as of the middle of each fiscal year. Under the Deutsche Bank Loan, the Net Debt to EBITDA Ratio means: the ratio of our consolidated debt minus cash, cash equivalents and inventories, as determined on a consolidated basis with applicable accounting standards, to Consolidated EBITDA. Under the Deutsche Bank Loan, Consolidated EBITDA is consolidated net income plus interest expenses, applicable taxes on a consolidated basis, depreciation and amortization on a consolidated basis, any unusual, non-recurring or extraordinary losses or expenses minus any extraordinary gains realized other than in the ordinary course of business.

        The Deutsche Bank Loan contains certain other customary provisions, including a provision for the suspension of disbursements and the immediate acceleration for any failure to pay other indebtedness when such indebtedness is more than 30 days past due and exceeds US$5 million. Similarly, any exceptional circumstances that may imperil, delay or limit our contractual obligations may also be grounds for a suspension of disbursement and immediate acceleration.

        The obligations under the Deutsche Bank Loan are secured by an Argentinian law pledge on certain machinery acquired using funds from the Deutsche Bank Loan and located at our Spegazzini facility. In addition, the Deutsche Bank Loan also benefits from a guarantee dated by our subsidiary Molino Cañuelas S.A., an Uruguayan Sociedad Anónima, which we refer to as the Deutsche Bank Guarantee. Under the terms of the Guarantee, Molino Cañuelas S.A. is required to comply with certain customary covenants including a requirement that Molino Cañuelas S.A.'s obligation under the Deutsche Bank Guarantee rank at least equal at all times with all of its other existing and future unsubordinated external indebtedness.

        We have been in and are in compliance with all financial ratios and covenants under the Deutsche Bank Loan, except that we sought and obtained a waiver from Deutsche Bank for compliance with the financial ratios listed above with respect to the semi-annual fiscal period ended May 31, 2017:

  •
  a Current Ratio that was required to not be less than 1.1:1 and which was less than 1.1:1; and

  •
  a Net Debt to EBITDA Ratio that was required to be less than 5.0:1.00 and which was more than 5.0:1.00.

        We also sought and obtained a waiver from Deutsche Bank for compliance with the financial ratios listed above with respect to the annual fiscal period ended November 30, 2017 and the three-month period ended February 28, 2018:

  •
  a Current Ratio that was required to not be less than 1.1:1 and which was less than 1.1:1; and

  •
  a Net Debt to EBITDA Ratio that was required to be less than 3.0:1.00 and which was more than 3.0:1.00.

        In each case, these financial ratios were adversely affected by certain transactions forming part of the Reorganization and our use of existing credit facilities and incurrence of debt in connection with payments related to these transactions.

FMO Facility

        On December 3, 2015, Compañía Argentina de Granos S.A., as the original borrower, entered into a pre-export finance term facility loan agreement with the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., which we refer to as FMO, as lender pursuant to which Compañía Argentina de Granos S.A. incurred debt in the form of a US$40 million A loan and a US$60 million B loan, for a total of US$100 million outstanding. In anticipation of the Reorganization, on December 1, 2016, the FMO facility was amended and restated and we assumed all of the rights and obligations of Compañía Argentina de Granos S.A. We refer to the above facility as amended and restated as the FMO Facility.

        The FMO Facility bears interest for the A loan at a variable rate equal to LIBOR plus 5.8% per year prior to the implementation of certain corporate governance standards and LIBOR plus 5.6% thereafter and for the B loan at a variable rate equal to LIBOR plus 5.3% per year. Each A loan is payable in nine equal installments of the principal owed, with the first installment paid on January 10, 2016 with interest and principal payments due on each January 10, April 10, July 10 and October 10. Each B loan is payable in seven equal installments of the principal owed, with the first installment paid on January 10, 2016 with interest and principal payments due on each January 10, April 10, July 10 and October 10. As of the date of this prospectus we have not implemented the corporate governance standards required to benefit from the reduced LIBOR margin.

        The FMO Facility contains certain customary financial covenants and restrictions, which require us to meet pre-defined financial ratios, among other restrictions. The FMO Facility also contains restrictions on the payment of dividends. We may not pay dividends unless we maintain a solvency ratio greater than 20% on November 30 of each year and such dividend payment does not result in an event of default. Any payment of dividends in excess of 100% of the aggregate amount available for distribution is not permitted.

        The FMO Facility requires us to maintain the following financial ratios:

  •
  a solvency ratio greater than 20% on November 30 of each year and 15% on May 31 of each year, as the case may be. Under the FMO Facility, the solvency ratio means the ratio of:

  •
  equity minus any new debt balance or impairment of our issued share capital, amounts set aside for dividends, amounts of deferred tax assets and amounts attributable to capitalized items such as goodwill, trademarks, deferred charges and other intangible assets; to

  •
  total assets.

  •
  a Net Debt to EBITDA (which we define for purposes of the FMO Facility as net income before exceptional items, financial charges, income tax expenses and depreciation and amortization expenses) ratio which, in respect of each twelve-month period ending on November 30th, shall not be more than 3.0. Under the FMO Facility, the Net Debt to EBITDA ratio means the ratio of:

  •
  debt minus the sum the cash of such person plus cash equivalent investments (which include debt securities issued by the government of Argentina or by an entity with an A-1 (Standard & Poor's) or P-1 (Moody's Investor Services) rating with no more than three months of maturity, certificates of deposits from a bank rated P-1 or A-1 and other securities approved by FMO in writing); to

  •
  our operating profit before taxation, finance charges, any amount attributable to the amortization of intangible assets or the depreciation of tangible assets, any exceptional items and after deducting any profit attributable to minority interests;

  •
  a Current Ratio of no less than 1.1 for May 31 and November 30 of each year. Under the FMO Facility, the Current Ratio means the ratio of the aggregate of our cash, marketable securities, trade and other receivables, inventories and prepaid expenses maturing within twelve months from the date of computation; to

  •
  the aggregate of all of our liabilities falling due within twelve months from the date of computation; and

  •
  an Interest Coverage Ratio of not less than 2.5 for each the twelve month period ending on November 30 or May 31. Under the FMO Facility, the Interest Coverage Ratio means the ratio of:

  •
  our operating profit before taxation, Finance Charges, any amount attributable to the amortization of intangible assets or the depreciation of tangible assets, any Exceptional Items and after deducting any profit attributable to minority interests for the prior twelve month period; to

  •
  our Finance Charges for the prior twelve month period.

        In addition, pursuant to the FMO Facility, we shall not incur any financial debt with third parties other than for purposes of financial debt incurred for our working capital or capital expenditure needs.

        Under the FMO Facility, we are also prohibited from engaging in asset sales outside of the ordinary course of business or without the consent of FMO if such sale, lease or transfer exceeds 20% of our net equity at the time of the sale, lease or transfer.

        Under the FMO Facility, our failure to pay any financial indebtedness or if such financial indebtedness becomes due and payable or is cancelled prior to maturity due to a default, can result in acceleration of the full outstanding loan amount due to the lender.

        The obligations under this facility are secured by certain accounts and other instruments related to certain designated export sales contracts pursuant to a security and accounts control agreement among FMO, Molino Cañuelas S.A.C.I.F.I.A., as borrower, and Itaú Unibanco S.A. as collateral agent and depositary bank entered into on December 1, 2016. These designated export sales contracts correspond to contracts for the sale of agricultural products by our Agro-Services and Sustainable Sourcing Segment from a set of eligible off-takers that meet certain criteria (including the direct payment of any proceeds into a collection account and the notification of the Collateral Agent of their intention to designate these contracts). As part of its obligations under the account control agreement, the aggregate collateral value of the designated sales contracts in the collection account must be equal to 120% of the value of any outstanding loans under the FMO Loan.

        We have been and are in compliance with all financial ratios and covenants under the FMO Facility, except that we sought and obtained a waiver from FMO for compliance with the financial ratios listed above with respect to the semi-annual fiscal period ended May 31, 2017:

  •
  a Current Ratio that was required to be no less than 1.1:1 but which was less than 1.1:1; and

  •
  a Solvency Ratio that was required to be greater than 20%, but which was less than 20%.

        We also sought and obtained a waiver from FMO for compliance with the financial ratios listed above with respect to the annual fiscal period ended November 30, 2017, and the three-month period ended February 28, 2018:

  •
  a Current Ratio that was required to be no less than 1.1:1 but which was less than 1.1:1;

  •
  Net Debt to EBITDA Ratio that was not greater than 5.5; and

  •
  a Solvency Ratio that was required to be greater than 20%, but which was less than 20%.

        The waiver under the FMO Facility was conditioned on our maintaining a Net Debt to EBITDA Ratio of not greater than 5.9 at all times in respect of the waiver period. As of the date of this prospectus, we have been and are in compliance with the required Net Debt to EBITDA Ratio. The Current Ratio as of May 31, 2017 and November 30, 2017 was adversely affected by certain transactions forming part of the Reorganization and our use of existing credit facilities and incurrence of debt in connection with payments related to these transactions.

IFC Facility

        On April 16, 2016, we, as borrower, Cañuelas Pack S.A., as guarantor, and the International Finance Corporation, as lender, entered into a loan agreement pursuant to which we incurred debt in the form of an A loan, which we refer to as the A-1 loan, of up to US$30 million and a B loan, which we refer to as the B-1 loan, of up to US$50 million. In addition, on September 28, 2016, the Company and the IFC amended and restated the loan and negotiated the incurrence of an additional US$75 million loan, which consists of an additional A loan, which we refer to as the A-2 loan, of up to US$30 million and an additional B loan, which we refer to as the B-2 loan, of up to US$45 million. We refer to the above facility as amended and restated as the IFC Facility.

        The IFC Facility bears interest for the A loans at a variable rate equal to LIBOR plus 5.5%, and for the B loans at a variable rate equal to LIBOR plus 5%. The A-1 and A-2 loans are due on March 15, 2024 and September 15, 2024, respectively, and payable in 13 semi-annual installments amounting to 1/13 of the principal owed each, with the first installment payable March 15, 2018 and September 15, 2018, respectively. The B-1 and the B-2 loans are due on March 15, 2021 and September 15, 2021 and payable in eight semiannual installments amounting to 1/8 of the principal owed each, with the first installment payable September 15, 2017 and March 15, 2018, respectively.

        The IFC Facility contains certain customary financial covenants and restrictions, which require Molino Cañuelas S.A.C.I.F.I.A. and Cañuelas Pack S.A., as guarantor, to meet pre-defined financial ratios, among other restrictions. The IFC Facility also contains restrictions in payment of dividends contingent on maintaining compliance with these customary ratios and covenants as of the proposed date of the dividend payment and on the absence of a default or event of default as defined under the IFC Facility.

        The following financial ratios shall be maintained by us and our subsidiaries:

  •
  a ratio of current assets, which means all consolidated cash, inventories, investments available for sale or held for trading, receivables realizable within one year and any prepaid expenses which are also to be charged to income within one year, to current liabilities, which means those liabilities falling due within one year, shall not be less than 1.20:1.00;

  •
  a net debt to EBITDA ratio, on a consolidated basis, shall not exceed, for the semi-annual fiscal period ending (A) May 31, 2016, 4.0:1.0, (B) November 30, 2016, 2.5:1.0, (3.0:1.00 in the amendment and restatement of the IFC Facility) (C) May 31, 2017 and each May 31 thereafter, 3.0:1.0 and (D) November 30, 2017 and each November 30 thereafter 2.5:1.0. The net debt to EBITDA ratio shall be the ratio of all financial debt on the last day of any calculation period minus the aggregate amount of all cash and cash equivalents and, on the second fiscal quarter of any year, minus the raw materials and finished goods owned by an entity to EBITDA;

  •
  at all times, liabilities to tangible net worth ratio, on a consolidated basis of not more than, for each semi-annual fiscal period ending (A) May 31, 2.5:1.0 and (B) November 30, 1.7:1.0. The liabilities to tangible net worth ratio is the ratio of all liabilities to the aggregate of amounts paid up on the share capital and the amount standing to the credit of the reserves of such entity, but excluding any debt on the profit and loss account or impairment of issued share capital, any amounts set aside for dividends, amounts of deferred tax assets and amounts attributable to goodwill, trademarks, deferred charges, intangible assets and other capitalized items; and

  •
  at all times, the ratio resulting from the assets subject to the IFC Facility security interest, minus our debt under a US$18 million loan agreement with Banco Ciudad dated January 12, 2012, to the outstanding amount of the IFC Facility, shall not be less than 1.5:1.0.

        In addition, pursuant to the IFC Facility, we or Cañuelas Pack S.A. may not incur in any financial debt with third parties, provided that certain customary exceptions apply. Among these exceptions, new financial debt may be incurred if either Cañuelas Pack S.A. or we are in compliance with the aforementioned financial ratios, and the following ratios are duly complied with:

  •
  a peak debt service coverage ratio of not less than 1.4:1.00. The peak debt service coverage ratio is the ratio obtained by dividing the aggregate of net income, non-cash items, and interest, by the aggregate of, during any fiscal year, all scheduled maturity under the IFC Facility, and all scheduled payments of long-term debt and financial debt during such period; and

  •
  a U.S. Dollar debt service to export ratio of not less than 1.0:1.00. The U.S. Dollar to debt service ratio shall mean the ratio of 25% of all of our export revenues during the most recently ended four consecutive quarters calculation period to the aggregate of all scheduled payments that come due on long-term debt, including interest and other charges, and any payment made or required to be made to a debt service account in connection with any financial debt agreement.

        Under the IFC Facility, the failure of our or any of our subsidiaries, including Cañuelas Pack S.A. as our guarantor, to pay any liabilities with an aggregate principal amount over US$5.0 million can result in acceleration of the full outstanding loan amount due to the lender. Default of any obligations under the agreements pursuant to which the aforementioned liabilities are outstanding shall also constitute a default under the IFC Facility.

        Our obligations under this facility are secured by a mortgages over Adelia Maria, Cañuelas, Spegazzini, Rosario and Pilar facilities as well as a pledges over the movable assets located therein.

        Our affiliate, Cañuelas Pack S.A., is a guarantor and primary obligor under the IFC Facility, is a guarantor under the IFC Facility, and is required to maintain on a consolidated basis and at all times (i) financial debt outstanding, as defined in the IFC Facility, of not more than US$5.0 million; (ii) tangible net worth, as defined in the IFC Facility, of at least US$5.0 million.

        The Company and Cañuelas Pack S.A. are and have been in compliance with all financial ratios and covenants under the IFC Facility, except that we sought and obtained a waiver from the IFC in connection with the ratios listed below for the semi-annual fiscal period ended May 31, 2017:

  •
  a net debt to EBITDA (which is defined in the IFC Facility as net income before any extraordinary gains, non-cash income, gains or losses from sales of assets other than inventory, interest expense, income tax expense and depreciation and amortization expense) ratio equal to 10.5:1.0, that was required to be less than 3.0:1.0 for such period;

  •
  a permitted investment covenant in connection with the Reorganization;

  •
  a ratio of current assets to liabilities which is required to be less than 1.20:1.00 and which was less than 1.20:1.00; and

  •
  a liabilities to tangible net worth ratio equal to 2.8:1.0, that was required to be less than 1.7:1.0 for such period.

        We also sought and obtained a standstill from the IFC for compliance with the financial ratios listed above with respect to the annual fiscal period ended November 30, 2016:

  •
  a net debt to EBITDA (which is defined in the IFC Facility as net income before any extraordinary gains, non-cash income, gains or losses from sales of assets other than inventory, interest expense, income tax expense and depreciation and amortization expense) ratio equal to 10.5:1.0, that was required to be less than 3.0:1.0 for such period; and

  •
  a liabilities to tangible net worth ratio equal to 2.7:1.0, that was required to be less than 1.7:1.0 for such period.

        In addition, as noted above, we also sought and obtained a standstill/forbearance from the IFC in respect of breaches of the following debt covenants under such facilities until May 15, 2018:

  •
  a net debt to EBITDA (which is defined in the IFC Facility as net income before any extraordinary gains, non-cash income, gains or losses from sales of assets other than inventory, interest expense, income tax expense and depreciation and amortization expense) ratio equal to 10.5:1.0, that was required to be less than 3.0:1.0 for such period;

  •
  a permitted investment covenant in connection with the Reorganization;

  •
  a ratio of current assets to liabilities which is required to be no less than 1.20:1.00 and which was less than 1.20:1.00; and

  •
  a liabilities to tangible net worth ratio equal to 2.8:1.0, that was required to be less than 1.7:1.0 for such period.

        In each case, these ratios were negatively affected by both the devaluation of the Peso during the fiscal year ended November 30, 2016 and the inclusion of only three months of EBITDA from the assets acquired in the Cargill Acquisition during the same period. In addition, we obtained a waiver from the IFC in connection with the aforementioned ratios for the semi-annual fiscal period ended May 31, 2017 along with certain other covenants and a standstill/forbearance under such ratios and covenants until May 15, 2018. For the fiscal year ended November 30, 2017, the ratios and covenants were adversely affected by certain transactions forming part of the Reorganization and our use of existing credit facilities and the incurrence of debt in connection with payments related to these transactions. For further information, see Note 16 to our audited consolidated combined financial statements.

Rabobank Facility

        On November 12, 2014, we and Compañía Argentina de Granos S.A., as borrowers, entered into a pre-finance for export facility with Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., or Rabobank Nederland, New York Branch, as lender. The Rabobank Facility was granted to us in an amount of US$35 million and to Compañía Argentina de Granos S.A. in an amount of US$25 million. The Rabobank Facility bears interest at a variable rate equal to LIBOR plus 5.57% for Compañía Argentina de Granos S.A., and of LIBOR plus 5.50% for us. We used part of the proceeds from the amended and restated IFC Facility described above to repay the Rabobank Facility on November 15, 2016.

ING Facility

        On December 22, 2016, we entered into a US$100,000,000 pre-export finance facility agreement with ING Bank N.V., or ING. We entered into four separate loans under the facility agreement with ING, each for an amount of US$25,000,000 and an interest rate equal to the 90 day Libor rate plus 2.75%. On May 5, 2017, the pre-export finance facility was amended and the maturity date of the four loans thereunder was extended from June 21, 2017 to March 31, 2018. We refer to the above facility, as so amended, as the ING Facility. In connection with the loans under the ING Facility, we have assigned certain qualifying export agreements to ING.

        The ING Facility contains certain customary financial covenants and restrictions, which require us to meet pre-defined financial ratios, among other restrictions. In particular, the ING Facility requires us to maintain a coverage ratio (the ratio resulting from dividing (i) the market value of the qualifying export agreement assigned to such loan by (ii) the aggregate amounts due and/or to become due, including principal and interest, under the relevant loan) equal to or higher than 1.25 at all times. If the coverage ratio falls below 1.15 for a period of ten consecutive business days, then we must assign to the lender additional qualifying export agreements as may be necessary so that after such assignments the coverage ratio is restored to at least 1.25. If the coverage ratio falls below 1.00, we are required to assign qualifying export agreements to restore the coverage ratio to at least 1.25 within two consecutive business days.

        The ING Facility also contains certain customary provisions, including a limitation on the incurrence of liens subject to certain customary exceptions and certain covenants related to regulatory compliance. In addition, the ING facility includes a cross-default provision for any indebtedness in excess of US$5 million.

        As of the date of this prospectus, we have been and are in compliance with all financial ratios and covenants under the ING Facility.

Pre-Export Credit Agreement

        On January 31, 2017 Molino Cañuelas S.A.C.I.F.I.A. as borrower, entered into a pre-export credit agreement, or PEC Agreement, with a group of lenders, including Itaú Unibanco S.A., Nassau Branch, and JPMorgan Chase Bank, N.A., pursuant to which we incurred debt in the form of a series of loans totaling US$70 million. On June 12, 2017, Molino Cañuelas S.A.C.I.F.I.A. and the lenders amended and restated the pre-export credit agreement to change the first test date for the consolidated leverage ratio, consolidated current ratio and consolidated total net indebtedness covenant, each as defined below, from August 31, 2017 to November 30, 2017, and to increase the total amount available under the agreement to US$88 million. We refer to the pre-export credit agreement, as so amended and restated, as the PEC Agreement.

        Loans under the PEC Agreement bear interest at a variable rate equal to LIBOR plus 6.5% per year. Principal under the PEC Agreement is payable in nine semi-annual installments, commencing on February 3, 2018. Interests are also paid on a semi-annual basis, commencing on August 3, 2017.

        The PEC Agreement contains certain customary financial covenants and restrictions, which require us to meet pre-defined financial ratios, among others. The PEC Agreement also restricts our ability to pay dividends unless (i) such payments are in the form of cash dividends by us to our shareholders solely out of our and our subsidiaries' net income as available for distribution in accordance with Argentine GAAP, and (ii) no event of default would result from such dividend payment.

        The PEC Agreement also requires us to maintain the following financial ratios:

  •
  a loan coverage ratio of 1.20:1.00 or more, as of the last day of each fiscal year. Under the PEC Agreement, the loan coverage ratio means the ratio of:

  •
  the aggregate amount in respect of export contract receivables actually paid in cash directly during the preceding 12-month period; to

  •
  the aggregate principal amount of, and interest on, the loans, and any other fees payable under the PEC Agreement or other related documents, outstanding as of such date of determination;

  •
  a consolidated EBITDA to consolidated interest charge ratio, of 2.00:1.00 or more, as of the last day of each of our fiscal quarters. Under the PEC Agreement, the consolidated EBITDA to consolidated interest charge ratio means, with respect to us and our consolidated subsidiaries on a consolidated basis, the ratio of:

  •
  EBITDA as determined in accordance with Argentine GAAP; to

  •
  the sum of (i) all interest, fees charges or other payments, in each case to the extent treated as interest in accordance with Argentine GAAP, and (ii) the portion of rent expense of the borrower and its consolidated subsidiaries with respect to such period under capital leases that is treated as interest in accordance with Argentine GAAP;

  •
  a consolidated leverage ratio, of 3.00:1.00 or less, as of the last day of each of our fiscal quarters. Under the PEC Agreement, the consolidated leverage ratio means, with respect to us and our consolidated subsidiaries, the ratio of:

  •
  on any date, the aggregate principal amount of all indebtedness of the borrower and its subsidiaries on such date minus the aggregate amount of unrestricted cash and cash equivalents held by us and our subsidiaries on such date as determined on a consolidated basis in accordance with Argentine GAAP; to

  •
  total operating revenues for the preceding four fiscal quarters minus (i) total operating costs and expenses for the preceding four fiscal quarters (including sales and administrative expenses to the extent included in total operating expenses), and (ii) to the extent included in determining such operating revenues, any extraordinary non-recurring gains plus amortization, depreciation provisions and other similar non-cash expenses (to the extent included in operating expenses) for the preceding four fiscal quarters, in each case determined in accordance with Argentine GAAP;

  •
  a consolidated current ratio, of 1.1:1.00 or more, as of the last day of each of our second and fourth fiscal quarters. Under the PEC Agreement, the consolidated current ratio means, with respect to us and our consolidated subsidiaries on a consolidated basis, the ratio of:

  •
  the aggregate of the borrower's and its subsidiaries' cash, marketable securities, trade and other receivables, inventories and prepaid expenses maturing within 12 months from such date; to

  •
  the aggregate of our and our subsidiaries' liabilities due within 12 months from such date;

  •
  a consolidated solvency ratio, of 20% or more, as of the last day of each fiscal year of the borrower. Under the PEC Agreement, the consolidated solvency ratio means, with respect to us and our consolidated subsidiaries on a consolidated basis, the ratio of:

  •
  our consolidated equity as would be reflected in our consolidated balance sheet as of such date, prepared in accordance with Argentine GAAP; to

  •
  our and our subsidiaries' total assets, determined on a consolidated basis, minus goodwill, patents, trademarks and other assets classified as intangible assets in accordance with Argentine GAAP;

  •
  a reference debt service coverage ratio, of 1.50:1.00 or more, as of the day immediately preceding any interest payment date. Under the PEC Agreement, the reference debt service coverage ratio means the ratio of:

  •
  the aggregate amount in respect of export contract receivables actually paid in cash directly during the 45-day period then ended; to

  •
  as of the date of determination, all amounts payable by us in respect of principal of, and interest and fees on, the loans on such date, or if such date is not an interest payment date, on the interest payment date immediately succeeding such date.

        Under the PEC Agreement, we and our subsidiaries are also prohibited from engaging in asset sales outside of the ordinary course of business or without the consent of the lenders if such sale, lease or transfer exceeds at any time, individually or in the aggregate, US$20 million.

        Under the PEC Agreement, our and our subsidiaries' failure to pay in respect to any indebtedness when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) in an amount equal to or greater than US$5 million, can result in acceleration of the full outstanding loan amount due to the lenders.

        The obligations under this facility are secured by certain designated export sales contracts pursuant to bank account control agreements and fixed charge over account agreements entered into by us, as borrower, and Molino Americano S.A., with Itaú Unibanco S.A., Nassau Branch as collateral agent and depositary bank. These designated export contracts correspond to contracts for the sale of agricultural products by our Agro-Services and Sustainable Souring Segment from a set of eligible off-takers that meet certain criteria, and which pay any proceeds directly into a collection account.

        We have been and are in compliance with all financial ratios and covenants under the PEC Agreement, except that we sought and obtained a waiver from lenders thereunder, for compliance with the financial ratios listed above with respect to the semi-annual fiscal period ended November 30, 2017:

  •
  a Consolidated Current Ratio that was required to be no less than 1:1 but which was less than 1.1:1;

  •
  a Consolidated Leverage Ratio that was required to be no more than 3.5:1.00, but which was more than 3.5:1.00; and

  •
  a solvency ratio that was required to be 20% or more, but which was less than 20%.

        These ratios and covenants were adversely affected by certain transactions forming part of the Reorganization and our use of existing credit facilities and the incurrence of debt in connection with payments related to these transactions. For further information, see Note 16 to our audited consolidated combined financial statements and to our unaudited interim condensed consolidated combined financial statements.

BAF Facility

        On May 30, 2017, we entered into a US$55 million loan agreement with our subsidiary Molino Cañuelas Uruguay S.A., our Uruguayan operating subsidiary. All of Molino Cañuelas Uruguay S.A.'s rights and obligations as a lender under such loan agreement were immediately and irrevocably sold and assigned to BAF Latam Credit Fund B.V. We refer to this loan as the BAF Loan Agreement. In connection with the BAF Loan Agreement, we have executed a promissory note worth US$62.7 million as a security for the payment of the obligations included therein.

        The BAF loan bears interest at a fixed rate of 7.00% per year. Interest is paid on a semi-annual basis, commencing on November 27, 2017. Principal under the BAF Loan Agreement is paid at maturity on May 20, 2019.

        The BAF Loan Agreement contains certain customary financial covenants and restrictions, which require us to meet pre-defined financial ratios, among other restrictions. In particular, the BAF Loan Agreement requires us to maintain throughout the duration of the agreement:

  •
  a ratio of Net Debt to EBITDA equal to or less than 3.00 on our most recent audited financial statements;

  •
  an interest coverage ratio (which is the ratio of our EBITDA to our interest payments) of greater than or equal to 2.00 on our most recent audited financial statements; and

  •
  a liquidity ratio (which is the ratio of current assets to current liabilities) greater than 1.10 on our most recent audited financial statements.

        In addition, the BAF Loan Agreement requires us to abstain from granting any loan, guarantee, bond or other security in excess of US$30 million.

        The BAF Loan Agreement also contains certain customary provisions, including a limitation on the incurrence of liens over our share capital and an obligation to maintain and deliver audited financial statements. In addition, the BAF Facility includes a default provision for any injunction or attachment of property with a value in excess of US$10 million.

        We have been and are in compliance with all financial ratios and covenants under the BAF Agreement, except that we sought and obtained a waiver from lenders thereunder, for compliance with the financial ratios listed above with respect to the semi-annual fiscal period ended November 30, 2017:

  •
  a Net Debt to EBITDA ratio that should be equal to or less than 3.00:1.00, but which was greater than 3.00:1.00.

  •
  an Interest Coverage Ratio that was required to be no greater than or equal to 2.00:1.00 but which was greater than or equal to 2.00:1.00; and

  •
  a liquidity ratio greater than 1.1:1.00, but which was less than 1.1:1.00.

        These ratios and covenants were adversely affected by certain transactions forming part of the Reorganization and our use of existing credit facilities and the incurrence of debt in connection with payments related to these transactions. For further information, see Note 16 to our audited consolidated combined financial statements and to our unaudited interim condensed consolidated combined financial statements.

Current or Short-term Debt

        Our short term debt increased by AR$1,895 million from AR$4,144 million as of November 30, 2016 to AR$6,039 million as of November 30, 2017, primarily due to increases in inventory and working capital needs, financing in connection with the Reorganization and Cargill Acquisition and the maturity of existing credit lines. Our short term debt increased by AR$4,347 million, from AR$6,039 million as of November 30, 2017, to AR$10,387 million as of February 28, 2018, primarily due to increases in inventory and working capital needs in connection with the planting season in Argentina.

        As discussed above, we maintain committed lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions. For further information regarding our indebtedness, see Note 16 to our audited consolidated combined financial statements and to our unaudited interim condensed consolidated combined financial statements contained elsewhere in this prospectus.

Contractual Commitments

        The following table summarizes our significant contractual obligations and commitments as of November 30, 2017, and February 28, 2018 that have an impact on our liquidity:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1 - 2 years	2 - 5 years	More than 5 years
	(in thousands of Pesos)
Total Borrowings	19,528,596	6,865,943	7,213,048	4,921,261	528,344

Capital Payments	17,716,833	6,004,393	6,718,358	4,500,005	494,077
Interest Payments(1)	1,811,763	861,550	494,690	421,256	34,267

Operating Lease Obligations	1,249,033	81,034	74,389	183,970	909,640
Capital (Finance) Lease Obligations	245,053	46,642	45,273	131,019	22,119
Discounted Notes	N/A	N/A	N/A	N/A	N/A
Purchase Obligations	6,722,607	6,722,607	—	—	—
Other Long-Term Liabilities	N/A	N/A	N/A	N/A	N/A
Total	27,745,289	13,716,226	7,332,710	5,236,250	1,460,103

(1)
Includes contractual interest through the maturity of borrowings.

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1 - 2 years	2 - 5 years	More than 5 years
	(in thousands of Pesos)
Total Borrowings	22,565,251	11,239,286	5,570,741	5,154,646	600,578

Capital Payments	20,659,153	10,314,108	5,069,664	4,709,832	565,549
Interest Payments(1)	1,906,098	925,178	501,077	444,814	35,029

Operating Lease Obligations	1,428,128	94,179	83,561	207,446	1,042,942
Capital (Finance) Lease Obligations	281,323	57,341	55,815	153,104	15,063
Banks overdrafts	16,549	16,549	—	—	—
Discounted Notes	14,037	14,037	—	—	—
Purchase Obligations	6,691,640	6,691,640	—	—	—
Other Long-Term Liabilities	N/A	N/A	N/A	N/A	N/A
Total	30,996,928	18,113,032	5,710,117	5,515,196	1,658,583

(1)
Includes contractual interest through the maturity of borrowings.

Capital Management and Funding Policies

        As a fundamental pillar of our strategy, we have established a commitment to maintaining a conservative financial policy that seeks to maximize the returns of our shareholders while maintaining healthy capital ratios and a solid credit rating.

        Among the policies we have adopted to achieve these objectives are the following:

  •
  the active monitoring of changes in macroeconomic variables;

  •
  optimizing the currency of our borrowings to match our funding needs;

  •
  monitoring financing costs and actively pursuing opportunities with the many sources of financing available to us; and

  •
  actively evaluating the potential impact of changes in the funding and liquidity of commercial and operating activities.

        Using these policies we seek to maintain a healthy mix of debt and equity that satisfies our existing ratios and permits us to continue receiving good credit ratings from international agencies.

Quantitative and Qualitative Disclosure About Market Risk

        In the normal course of business, we are exposed to commodity price, interest rate and exchange rates risks, primarily related to our Agro-Services and Sustainable Sourcing segment and also has a significant impact on our Branded Industrial Products and Retail Products segments. We manage our exposure to these risks through the use of certain natural hedges and financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. Our use of financial derivatives instruments is associated with our core business and is regulated by internal control policies.

        The following discusses our exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Our actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus. Uncertainties that are either non-financial or unable to be quantified, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.

  Interest Rate Risk

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We seek to manage interest rate risk by (i) maintaining a balanced mix between fixed and variable loans and (ii) maintaining a balanced mix between foreign and local currency debt and operations with pre-financed exports.

        The analysis at fiscal year-end is as follows:

Fixed rate borrowings:

	As of the Fiscal Year Ended November 30,
	2017	2016	2015
	(in thousands of Pesos)
Peso	30,050	223,116	3,119,738
U.S. Dollar	6,547,015	3,942,617	615,343
Other currencies	—	—	22,517

Total borrowings	6,577,065	4,165,733	3,757,598

Variable rate borrowings:

	As of the Fiscal Year Ended November 30,
	2017	2016	2015
	(in thousands of Pesos)
Peso	50,617	148,578	476,644
U.S. Dollar	11,268,594	6,064,737	880,594

Other currencies	26,306	—	—

Total borrowings	11,345,517	6,213,315	1,357,238

        We may be subject to adverse interest rate risks as a result of macro-economic conditions increasing short term rates.

  Sensitivity to Interest Rate Risk

        During the fiscal years ended November 30, 2015, 2016 and 2017 an increase (decrease) in 1 percentage point in the LIBOR rate related to the portion of financial liabilities with variable interest rate and considering all other variables would have resulted in an increase (decrease) in the profit for the year of AR$8.8 million, AR$60.6 million, and AR$112.9 million, respectively.

  Exchange Rate Risk

        Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Our exposure to foreign currency risk is mainly related to our exports and sales of agricultural products in Argentina impacted by foreign currency (the price of agricultural products we sell in Argentina are related to U.S. Dollar prices in international markets). Therefore our financial assets and liabilities in foreign currency (trade receivables inventories and debt with financial institutions) mainly relate to those activities. In order to minimize foreign currency risk, we seek to maintain a balanced position between our current assets (including inventories) and current liabilities.

        We have liabilities denominated in U.S. Dollars, which expose us to foreign currency exchange risks. Such risks are mitigated by our revenues, which are also partly denominated in U.S. Dollars (mainly exports) or Pesos but routinely adjusted to reflect changes in agricultural product prices which are priced in U.S. Dollars and therefore subject us to the devaluation of the Peso against the U.S. Dollar. We periodically evaluate the use of swaps and other financial instruments, but do not have any exchange rate related financial instruments in place.

        The following table shows the net monetary position of our non-Argentine Pesos balances. Non-Peso amounts are presented in thousands of Pesos for purpose of these tables:

November 30, 2017 Net monetary position Asset / (Liability)	US$	EUR	BR$	Other currencies	Total
Cash and cash equivalents	2,028,225	3,691	89,860	14,613	2,136,389
Trade and other receivables, net	819,431	—	175,439	76,685	1,071,555
Trade and other payables	(1,452,949)	—	(210,524)	(61,933)	(1,725,406)
Borrowings	(17,815,609)	—	—	(26,306)	(17,841,915)

Net monetary position	(16,420,902)	3,691	54,775	3,059	(16,359,377)
Inventories	—	—	—	—	5,706,420

Total position	—	—	—	—	(10,652,957)

November 30, 2016 Net monetary position Asset / (Liability)	US$	EUR	BR$	Other currencies	Total
Cash and cash equivalents	2,295,635	100	38,492	7,031	2,341,258
Trade and other receivables, net	272,055	—	160,255	50,638	482,948
Trade and other payables	(1,215,316)	(68,249)	(63,143)	(87,885)	(1,434,593)
Borrowings	(10,007,354)	—	—	—	(10,007,354)

Net monetary position	(8,654,980)	(68,149)	135,604	(30,216)	(8,617,741)
Inventories	—	—	—	—	2,482,355

Total position	—	—	—	—	(6,135,386)

November 30, 2015 Net monetary position Asset / (Liability)	US$	EUR	BR$	Other currencies	Total
Cash and cash equivalents	356,497	—	27,516	5,441	389,454
Trade and other receivables, net	320,298	—	70,327	50,521	441,146
Trade and other payables	(532,902)	(38,684)	(17,522)	(32,823)	(621,931)
Borrowings	(1,495,937)	—	(5,519)	(16,998)	(1,518,454)

Net monetary position	(1,352,044)	(38,684)	74,802	6,141	(1,309,785)
Inventories					1,536,537

Total position					226,752

  Sensitivity to Exchange Rates

        As of November 30, 2015, 2016 and 2017 a 1% devaluation (revaluation) effect of the Peso considering all other variables constant would have resulted in an immediate increase (decrease) in profit for the year of AR$2.7 million, AR$5.7 million and AR$16.3 million, respectively.

  Commodity Price Risk and Derivative Financial Instruments

        Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. As a result of our activities, our performance is mainly exposed to the volatility of the international prices of wheat, sunflower seeds, soybean, and corn. In order to mitigate this risk, we (i) monitor on a regular basis the commercial position of agricultural products and take actions to maintain a natural balanced position, and (ii) trade (purchase and sale of agricultural products) in futures markets. We use derivative instruments to hedge risks arising out of our core agricultural operations. We use a variety of commodity-based derivative instruments to manage our exposure to price volatility stemming from our integrated crop production activities. These instruments consist mainly of crop future contracts. Contract positions are designed to ensure that we will receive a defined minimum price for certain quantities of our production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, we have assumed the risk that might arise from the possible inability of our counterparties to meet the terms of their contracts. We do not currently use hedge accounting.

  Commodity Price Risk

        As of November 30, 2015, 2016 and 2017 a 1% increase (decrease) of the international prices related to sunflower and soybean considering all other variables constant would have resulted in an increase or decrease of the profit for the year of AR$8.9 million, AR$17.5 million and AR$6.1 million, respectively.

        We only utilize derivatives for purposes of economic hedging and not as speculative investments. However, where derivatives do not meet hedging criteria, they are classified as "fair value through profit or loss" for accounting purposes. We have the following derivative financial instruments:

	As of the Year Ended November 30,
	2017	2016	2015
Current assets:
Commodity future contracts	10,131	315,164	211,321
Current liabilities:
Commodity future contracts	—	1,154	1,365

        Derivative financial instruments involve, to a varying degree, elements of market and credit risk that may not be recognized in our consolidated combined financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to our futures and options contracts generally are large institutions with credit ratings equal to or higher than ours. We continually monitor the credit rating of such counterparties and seek to limit our financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of our exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of our counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed our obligations to the counterparties.

  Liquidity Risk

        Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our existing liabilities. Liquidity risk is monitored periodically by our risk oversight committee which seeks to minimize this risk by maintaining sufficient cash and available credit lines to meet our commercial and financial obligations with suppliers and financial institutions. We maintain sufficient cash and readily saleable assets meet our current financial liabilities.

        We believe that our liquidity risk is low because funding sources are reasonably assured and our short-term debt could be repaid or refinanced with assets and cash that are readily available.

        The tables below analyzes our non-derivative and derivate financial liabilities as of December 1, 2013 and November 30, 2015, 2016 and 2017, into relevant maturity groupings based on the remaining period to the contractual maturity date at the date of the statement of financial positions. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied. For a further description of all of our contractual obligations and financial liabilities as of November 30, 2016, see "—Contractual Commitments."

November 30, 2017	1 year	1 - 2 years	2 - 5 years	> 5 years
	(in thousands of Pesos)
Trade and other payables	7,050,748	—	—	—
Derivatives	—	—	—	—
Borrowings	7,303,038	3,187,943	1,859,121	550,462

	14,353,786	3,187,943	1,859,121	550,462

November 30, 2016	1 year	1 - 2 years	2 - 5 years	> 5 years
	(in thousands of Pesos)
Trade and other payables	6,162,841	189,041	—	—
Derivatives	1,154	—	—	—
Borrowings	4,801,518	1,411,439	4,480,661	1,299,627

	10,965,513	1,600,480	4,480,661	1,299,627

November 30, 2015	1 year	1 - 2 years	2 - 5 years	> 5 years
	(in thousands of Pesos)
Trade and other payables	3,964,554	13,850	—	—
Derivatives	1,365	—	—	—
Borrowings	4,162,042	791,168	682,717	55,517

	8,127,961	805,018	682,717	55,517

  Credit Risk

        Credit and counterparty risk is the risk of incurring losses as a result of a third party's failure to comply with its obligations to us. The financial instruments which create potential exposure to third-party credit and counterparty risk consist principally of cash and cash equivalents, accounts receivable, advanced payments made to suppliers and other receivables. We seek to mitigate our exposure to credit risk by:

  •
  placing our cash and cash equivalents with reputable international financial institutions, and continuing to monitor the credit rating of those institutions;

  •
  relying on customer diversification to reduce the risk of default by any one of our customers;

  •
  maintaining a robust policy of limiting the availability of credit to our customers; and

  •
  maintaining an insurance policy with the Compagnie Française d'Assurance pour le Commerce Exterieur, which we refer to as COFACE, an international credit insurance institution, which provides coverage for up to 90% of the total amounts of outstanding obligations owed to us by customers that have been evaluated by COFACE and up to 70% of any indebtedness up to the first AR$300,000 Pesos for all of our customers.

        Our allowance for doubtful or past due accounts is based upon an analysis that takes into account objective evidence that we will not be able to collect all amounts due in accordance with the original terms of the receivables or agreement with our customers. As part of this analysis our management considers all available evidence (including any delinquency in payments, aging of accounts, our historic loss experience and a particular customer's creditworthiness or changes in payment habits) in determining when a receivable is impaired. As of November 30, 2015, 2016 and 2017, the allowance for doubtful accounts represented 2%, 1.3% and 1.9% of our total trade receivables, respectively.

        For further discussion on our policy, please refer to Note 3 of our audited consolidated combined financial statements and see "—Critical Accounting Policies—Provision for doubtful accounts receivable."

Biological Asset Fair Value Risk

        Biological asset fair value risk is the risk that our assumptions about the prices of agricultural products and non-market observable assumptions about yield will materially affect our estimates of future cash flow used in the assessment of the fair value of biological assets. Reasonable shifts in price assumptions may result in a significant increase or decrease of the fair value of biological assets. In addition, any variation in estimated yield may also affect estimates of future cash flow by altering estimated future production.

        We adopted the following non-observable data assumptions when analyzing crop yields:

	Kgs / Ha
Crop	Max yield	Min yield
Corn	9,000	5,400
Cotton	2,700	2,538
Soybean	3,995	2,574
Wheat	6,588	1,080
Barley	6,264	3,780
Sunflower	3,240	2,700

        On the basis of these assumptions and certain assumptions for market prices we prepared the following model for the determination of fair value of the biological assets we own:

		Expected harvest (Tons)
Crop	Total seeded hectares	Total	Proportion of the Group	Price (USD)
Cotton	14,296	33,592	16,796	1,750
Sunflower	399	896	392	290
Corn	68,174	438,321	166,890	150
Soy	106,760	280,162	116,427	267
Sorghum	3,583	15,929	7,935	150

Totals	193,212	768,900	308,440

        On the basis of this model, an increase or decrease of 5% in the estimated prices or estimated yields, considering all other variables constant, would result in an increase or decrease, respectively, of AR$61,840 in the fair value of the biological assets.

Off-balance Sheet Arrangements

        For the periods presented, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise.

Recent Accounting Pronouncements

        IAS 7 "Statement of Cash Flows":    In February 2016, the IASB issued certain amendments regarding disclosures to be made in the Statement of Cash Flow.

        Modifications to the Disclosure Initiative (Amendments to IAS 7) are intended to disclose information to enable users of financial statements to evaluate changes in liabilities arising from financing activities. For this, the IASB requires that the following changes in liabilities arising from financing activities be disclosed: (i) changes in the cash flows from financing activities; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in exchange rate variation; (iv) changes in fair values; and (v) certain other changes. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

        These changes will become effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

        IFRS 16 "Leases":    In January 2016, the IASB issued IFRS 16 "Leases" which establishes the new model for the registration of leasing transactions. This norm repeals the current guidelines for accounting for such transactions in IAS 17 "Leases" and related interpretations when it becomes effective. IFRS 16 is applicable for annual periods beginning on or from January 1, 2019, with early adoption permitted. Adoption is retroactive. We are currently performing a full assessment of the impact of IFRS 16, which will be effective for our fiscal year ending November 30, 2020.

        IAS 12 "Income Taxes":    In January 2016, the IASB issued certain amendments related to the recognition of deferred tax assets for unrealized losses. These changes will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

        IFRS 15 "Revenue from contracts with customers": In May 2014, the IASB issued IFRS 15, which was amended in April 2016. This norm is applicable for annual periods beginning January 1, 2018. It specifies how and when revenue is recognized, as well as the additional information that must be presented in the financial statements. The standard provides a unique five-step model based on principles that apply to all contracts with customers. We are currently performing a full assessment of the impact of IFRS 15, which will be effective for our fiscal year ending November 30, 2019.

        IFRS 9 "Financial Instruments":    In July 2014, the IASB issued an amendment to IFRS 9. It includes in one place all phases of the IASB project to replace IAS 39 "Financial Instruments: Recognition and Measurement." These phases are the classification and measurement of instruments, impairment and hedge accounting. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. As of December 1, 2013, our transition date to IFRS, we had adopted the first phase of IFRS 9 and we are currently analyzing the impact of the second and third phases. We are currently performing a full assessment of the impact of IFRS 9, which will be effective for our fiscal year ending November 30, 2019.

        IFRIC 23 "Uncertainty over Income Tax Treatments":    In June 2017, the IASB issued IFRIC 23 which clarifies how the recognition and measurement requirements of IAS 12 "Income Taxes," are applied where there is uncertainty over income tax treatments. This interpretation is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted.

BUSINESS

Company Overview

        We are a leading vertically integrated Argentine food company with top-of-mind consumer brands. We operate with the goal of adding value to agricultural products in which Argentina, our primary market and location of our principal sourcing activities, has natural competitive advantages.

        Our referential brands, such as Cañuelas ( ), Pureza ( ), 9 de Oro ( ), San Agustín ( ), Mamá Cocina ( ), Paseo ( ), Florencia ( ), Pizza Pietro ( ) and Horno Casero ( ), in the vegetable oil, flour, biscuits, cookies and crackers, ready-mixed, bread crumb and frozen pizza product had market shares of 23.4% (vegetable oil), 42.7% (flour), 43.8% (biscuits sub category), 24.8% (ready-mixed products), 23.5% (bread crumbs) and 10.1% (frozen pizza), respectively, for the year ended November 30, 2017 according to the 2017 Nielsen Reports.

        We organize our business in three segments: Retail Products, Branded Industrial Products and Agro-Services and Sustainable Sourcing. Together, the operations of these segments span the three main stages of our vertically integrated business model. We call our vertically integrated business model "From Farm to Fork" and consider it a key competitive advantage of our business as it allows us to enjoy a scale that drives efficiencies in food production and the distribution of our retail and branded industrial products and provides us with access to high quality agricultural products for our manufacturing process and stable gross margins of our various products across our three business segments.

        We benefit from top-of-mind referential brands, sophisticated food development capabilities and a well-established distribution network. Our full line of consumer products in our Retail Products segment and Branded Industrial Products segment includes over 600 products and approximately 800 stock keeping units, or SKUs, across seven different product categories.

        Our operations are supported by strategically located, modern, innovative and efficient production facilities, as well as an extensive sourcing network of farmers located throughout Argentina, one of the world's most productive agricultural areas. Our operations include 24 production facilities (including three facilities we lease from third parties and related parties) located in Argentina, Uruguay and Brazil. We seek to market and sell our value-added retail food products across the region and take advantage of local opportunities in Uruguay, Brazil, Bolivia and Chile to expand our retail and industrial operations while relying on our competitive advantage in sourcing primary agricultural products from Argentina.

        Our scale and our ability to segregate by quality in the wheat milling segment distinguishes us from our competitors. We benefit from having the largest milling capacity in Argentina, according to data from MAGyP, with an installed milling capacity of 3.4 million tonnes per year. We are the largest producer of wheat flour in Argentina, according to FAIM processing over 28.4% of wheat in Argentina in 2017, and have ample room to grow as our utilization rate was approximately 56% in 2017. We are the largest exporter of wheat flour in Argentina, exporting 42% of total wheat flour in 2017, according to FAIM.

        We source our agricultural products primarily from a network of more than 8,000 farmers, to whom we sell a variety of goods and services to support their production activities primarily in exchange for their agricultural products. Our sourcing activities are conducted through 61 branches, 52 one-stop supply stores and 19 conditioning and storage centers, covering a substantial portion of Argentina's productive agricultural areas, providing us access to large quantities of high quality agricultural products.

History

        We were founded in 1977 with the acquisition by our principal shareholders of Molino Cañuelas S.A., a small flour mill in Cañuelas in the province of Buenos Aires. Our principal shareholders, the Navilli family, have been in the food processing and flour milling business since 1931 through the ownership and operation of Molinos Florencia in Laboulaye, Córdoba to which they later added the Molino Adelia María, Molino Pigüé, and Molino Cañuelas Salta mills, and a plant for pasta production in Rio Cuarto, Córdoba.

        With the acquisition of Molino Cañuelas, we started an expansion strategy focused on adding value to agricultural products in which Argentina has a natural global competitive advantage in quality and cost, through the downstream expansion of our milling business into the development of manufactured products that are cost efficient, innovative and benefit from access to high quality inputs, technologically advanced manufacturing plants and a sophisticated distribution systems.

        In 1985, we expanded our business to the end consumer by complementing our pasta brands San Agustín and Múltiple, with the acquisition of a biscuits plant in Rosario, Santa Fe, and the launching of retail brands 9 de Oro for biscuits, Cañuelas for edible oil and Pureza for consumer flour. As our new retail brands gained market share and became leaders in their product categories, we extended the reach of our distribution capabilities to include access to the main supermarkets, retail chains and wholesale distributors.

        Implementation of our strategy required a sustainable supply of, and access to quality agricultural products as well as improved costs of raw material. Our principal shareholders acquired Compañía Argentina de Granos, S.A., and began working directly with farmers by selling them agricultural inputs and offering services to support their production processes primarily in exchange for their agricultural products, thus developing a strong relationship and loyalty that resulted in giving us sustainable access to agricultural products.

        In the early 1990s, with the advent of the Mercosur, we took our initial steps towards a regional expansion with the acquisition of a milling plant in Uruguay in 1994 and then later we commenced the operation of a mill in Bahia, Brazil in 2006. In 2012 and 2013 we opened subsidiaries for our commercial activities in Chile and Bolivia, respectively, where we had been selling our products for a number of years. We have successfully grown our presence in these markets since we started operations.

        As a complement to our regional expansion, in 1999, our affiliate MOLCA S.A., began operation of the Las Palmas port, which provided an important logistics link for our exports and operations of our business.

        Over the years, we have sought to consolidate our market position through our constant focus on quality and innovation. We have historically anticipated market trends by being first to launch innovations in our product offerings in Argentina that were later adopted by the broader market or required by law (as is the case for fortified flour in Argentina). Our brands also enjoy a premium status based on customer's perception of quality and healthiness.

        In the 2000s we began to complement our production processes with the design and manufacturing of our own packaging. As part of our operations, we developed innovative packaging solutions that complement the value proposition of our food products. Our innovative packaging solutions include our vegetable oil containers with harder material and ergonomically superior containers that facilitate handing, special pouring spouts that avoid spilling and hermetic containers for our all-natural yeast flour to avoid fermentation while in storage, among others.

        In 2014, we made important investments in our Spegazzini facility for the production of frozen foods and introduced a new product category to capitalize on the growing adoption of convenience food formats in Argentina. Today, our Spegazzini facility boasts advanced technology in the production of frozen food products like pre-cooked pizzas, croissants and pastries, bread and our recently launched muffins and doughnuts. We sell our frozen food products through our distribution partners, including the largest supermarket chains in Argentina which also offer all of our dry-good products. In all of our retail product business lines, we complement our distribution with direct support to points of sale to end consumers, like our Puntos Caliente in supermarkets, which bake our frozen bread and pastries and sell them directly to customers in stands inside supermarkets and other retailers. We also developed direct sales to fast food restaurants. In early 2017, we opened our first restaurant Pizza Alla Pala in Buenos Aires, where we sell our own pizza directly to customers.

        In 2016, we expanded our presence in the flour milling industry through the acquisition of seven flour mills from Cargill, consolidating our market leadership to become the largest producer of wheat flour in Argentina, processing over 28.4% of total wheat in Argentina, according to FAIM. With an installed milling capacity of 3.4 million tonnes per year, according to MAGyP, we are uniquely positioning us to capitalize on future growth opportunities in the domestic and export markets. As a result of the Cargill Acquisition we have also become the number one exporter of wheat flour from Argentina, exporting 42% of the total wheat flour exported from Argentina in 2017 and 43% of the total wheat flour exported from Argentina in the first quarter of 2018.

        Currently, we have more than 600 consumer products, 24 mills and food production facilities (including three facilities we lease from third parties and related parties), more than 3,500 employees and a reputation for quality products among our customers and consumers.

Our Corporate Structure and the Reorganization

        During the fiscal years ended November 30, 2016 and 2017, our principal shareholders elected to complete a reorganization of Molino Cañuelas S.A.C.I.F.I.A. and various other entities and businesses under the common control of our principal shareholders in order to organize all of our business activities under Molino Cañuelas S.A.C.I.F.I.A. We refer to this series of transactions as the Reorganization.

        The Reorganization consists of the following transactions:

  •
  on December 16, 2015, we acquired a portion of MOLCA S.A.'s port businesses and an option to acquire land to develop an industrial park;

  •
  on February 17, 2016, we acquired all of the outstanding ordinary shares of Alimentos Cañuelas Chile S.P.A. and Cañuelas Chile S.P.A., which are domiciled in Chile and engaged in the sale of food products, and all of the outstanding ownership interests in Empresa de Alimentos Cañuelas S.R.L. and Empresa de Servicios Molca S.R.L., which are domiciled in Bolivia and engaged in the sale of food products;

  •
  on June 4, 2016, we acquired all of the outstanding ordinary shares of Moinho Cañuelas Ltda., which is domiciled in Brazil and engaged in the sale of food products;

  •
  on August 26, 2016, we acquired the export business of Compañía Argentina de Granos S.A., which is domiciled in Argentina;

  •
  on December 1, 2016, we acquired the following businesses from Compañía Argentina de Granos S.A.: (i) the sale of products and services to farmers, and (ii) the purchasing, drying, storage and sale of agricultural products and the logistics services related thereto;

  •
  on December 1, 2016, we acquired all of the outstanding shares of Molino Cañuelas S.A. (Uruguay), which has operations and activities in Uruguay and engaged in the acquisition, storage and commercialization of agricultural products;

  •
  on February 27, 2017, we acquired Megaseed S.A., which is domiciled in Argentina and is engaged in research and development of traits in wheat;

  •
  on February 28, 2017, we acquired all of the outstanding shares of Molino Americano S.A., which is domiciled in Argentina and is engaged in the acquisition, storage and commercialization of agricultural products;

  •
  on February 28, 2017, we acquired Tiendas Gourmet S.A.U. (formerly known as Molinos Puntanos S.A.), which is domiciled in Argentina and is engaged in the manufacture and sales of flour and flour by-products;

  •
  on February 28, 2017, we acquired all of the outstanding shares of Molinos Florencia S.A., which is domiciled in Argentina and engaged in the acquisition, storage and commercialization of agricultural products; and

  •
  on April 1, 2017, we acquired the packaging business of Cañuelas Pack S.A., which is domiciled in Argentina and is engaged in the production and sale of packaging materials.

        The total consideration for these acquisitions amounts to AR$7,943 million. As of November 30, 2016, we had paid AR$310 million of the foregoing amount. In the fiscal year ended November 30, 2017, we paid the remaining AR$7,633 million in consideration due in connection with the Reorganization, which payment consisted of AR$6,412 million in cash and AR$1,221 million in the assumption of liabilities belonging to Compañía Argentina de Granos S.A.

        The assets and liabilities of the entities and businesses acquired as part of the Reorganization included in our consolidated combined financial statements corresponds to the historical amounts in the individual financial statements of the combined entities (i.e. predecessor values). As described elsewhere in this prospectus, any consideration given or received in relation to transactions are recognized directly in equity as withdrawals or contributions at the acquisition date. Certain of the transactions forming part of the Reorganization did not occur by the end of the fiscal year ended November 30, 2016, and, therefore, the full effect of these transactions were only reflected fully only in our consolidated combined statement of financial position and audited consolidated combined statements of equity as of and for the fiscal year ended November 30, 2017. For more information on the Reorganization and the consideration provided in connection therewith, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Reorganization." For a further description of the predecessor basis accounting method under IFRS used in connection with the Reorganization, see Note 2.4.4 to our audited consolidated combined financial statements.

        The following charts show our corporate structure and our material subsidiaries before and after the Reorganization:

Combined Entities Prior to the Reorganization

 Post-Reorganization Ownership Structure

(i)
The Navilli family consists of Mr. Aldo Navilli, Mr. Ricardo Navilli, who are siblings; Mr. Carlos Navilli and Ms. Adriana Navilli, who are also siblings, and Mr. Marcos Villemur, who is Adriana Navilli's son. Aldo Navilli, Ricardo Navilli and Carlos Navilli each hold 25% of the interest or shares held by the Navilli Family in each entity. Adriana Navilli and Marcos Villemur own 20% and 5%, respectively, of the interest or shares held by the Navilli Family. See "Principal and Selling Shareholders".

(ii)
Represents the entire business of the entity. Cañuelas Pack S.A. as a legal entity was not acquired.

(iii)
Represents carved-out businesses of each entity acquired by us in the Reorganization.

(iv)
Formerly known as Molinos Puntanos S.A.

Key Strengths

        Referential brands and strong market share in many of our retail products.    Our referential brands are among the most well-known and traditional names in Argentina. Certain of these referential brands, notably 9 de Oro, can be found in all major retailers in Argentina and, we believe as a result, in nearly every household in the country. Complementing our brand portfolio in our biscuits, cookies and crackers segment, we offer crackers under our Paseo brand and cookies under our Cukis brand. We believe our flour products sold under our market-leading brands Pureza and Cañuelas are chosen by customers for their perceived high quality and healthiness and reputation for innovation through the various types of ready-mixed flours we offer. In vegetable oils, our Cañuelas brand enjoys positioning as a premium product and is recognized for its quality, superior packaging and healthy attributes. Our ready-mixed product portfolio includes flour mixes under the Pureza and Mamá Cocina brands. Other brands include San Agustín, Florencia and Múltiple. We believe that our focus on providing consumers with products that offer them solutions helps us maintain and strengthen our brands' top-of-mind recognition. Part of our brand strength is reflected in strong market share across our various product categories. For example, in Argentina, according to the 2016 Nielsen Reports and CCR Reports, based on annual market share measured as of November 30, 2016, we had market shares in Argentina of 26.0% (vegetable oil), 41.7% (flour), 34.1% (biscuits sub category), 27.0% (ready mixed products) and 25.5% (bread crumbs). According to the 2017 Nielsen Reports, based on annual market share measured as of November 30, 2017, we had market shares in Argentina of 23.4% (vegetable oil), 42.7% (flour), 43.8% (biscuits sub category), 24.8% (ready-mixed products), 23.5% (bread crumbs) and 10.1% (frozen pizzas). According to the 2018 Nielsen Reports, based on annual market share measured as of February 28, 2018, we had market shares in Argentina of 22.1% (vegetable oil), 39.2% (flour), 44.7% (biscuits sub category), 31.7% (ready-mixed products) and 17.4% (frozen pizzas). According to the January 2018 Nielsen Bread Crumbs Report, we had a market share in Argentina of 26.1% (bread crumbs).

        Well-established distribution network for our Retail Products segment, which provides significant opportunities to continue expanding product sales in Argentina and the region.    We have developed a strong distribution network for our Retail Products segment, including major retailers in the countries in which we operate, and we believe we are able to leverage these relations to further expand regionally. We distribute our retail products through a wide variety of retail and other distribution channels, including some of the largest supermarkets in Argentina (such as Cencosud, Walmart, Carrefour and DIA), third-party distributors and other retailers such as small stores and fast food venues (including McDonald's, Subway and Burger King) and gas stations (such as those owned by Shell, YPF and Petrobras). We believe our distribution network provides us with significant cross-selling opportunities that allow us to introduce new products under existing or new brands. For example, our distribution network allows us to launch products made from newly sourced agricultural products, such as rice crackers, and effectively reach customers. Similarly, we supply frozen food products for McDonald's in Uruguay and flour to Walmart in Chile. Moreover, we believe we have developed an extensive frozen distribution channel which includes affiliated refrigerated car services and intermediate refrigerated storage warehouses, allowing us to expand the reach of our frozen food product operations.

        Well positioned to capture expected growth opportunities in Argentina and the region.    We believe our strong position in all three of our business segments is driven by, among other things, the economies of scale we have achieved, our longstanding relationships with a network of suppliers and customers, our significant production and sourcing capacity, our commitment to technological development, and our experience in the food business. We regularly seek to implement technological innovations in production processes in order to improve efficiency, maintain our operational excellence and develop new solutions for our customers. As a result, we have significantly improved our productivity and operating costs in recent years as evidenced by our increased installed milling capacity and increased production capacity of our food production facilities. Our cost-effective and technologically advanced production processes make our products high quality and cost-competitive and provide stable cash-flow even during economic downturns, particularly as many of our products are basic staples of our consumers' diets.

        Competitive advantage based on our access to Argentina's high quality primary agricultural products at the lowest cost.    Our sourcing operations are primarily located in Argentina, which benefits from significant environmental, climatic and agricultural advantages relative to the rest of the region, including the relatively high fertility and productivity of its soil. This strategic advantage, together with the strength of our supply chain, provides us access to a stable and secure supply of high quality agricultural products at competitive prices. In addition, we believe that the scale of our sourcing and industrial food operations makes us the preferred business partner to the more than 8,000 farmers that sell their agricultural products to us and to other producers of retail products who buy our industrial food products. The scope of our sourcing capacity allows us to maximize the value of the agricultural products that we source, by directing them to the most profitable uses in our production processes and sales activities. We also benefit from our extensive infrastructure, including our conditioning and storage centers distributed across a substantial portion of Argentina's productive agricultural area.

        Vertically integrated business model as a pillar for quality traceability, production efficiencies and product cross-selling.    Our involvement in each step of the value chain allows us to achieve economies of scale, save on costs, ensure the highest product quality and increase revenues through product innovation involving high levels of technology and automation. We also seek to enhance customer and producer loyalty through the reliability of the services offered in our sourcing business, the recognized quality of our products and the reach of our distribution network. At the same time, our vertical integration gives us a greater knowledge of trends in consumer demand and allows us to recognize market opportunities for future growth. For example, we developed a high oleic vegetable oil in hand with the cultivation of high oleic sunflower seeds by a select group of our most loyal farmers, which, following a testing period, was launched into production for processing in our industrial facilities. We packaged this new oil with our differentiated packaging and sold it under our well-recognized Cañuelas brand so as to offer a premium oil for health conscious customers. Similarly, our frozen food products line leverages the high quality of our flour, the advanced technology of our Spegazzini facility and the established distribution network of our existing retailers to reach end customers. The scale in every step of our production and distribution processes allows us to test new products and ideas without compromising significant additional resources and improving the speed to market and marginal returns. In addition, we believe that our vertically integrated business model allows us to realize tax savings, as a non-vertically integrated business would be required to pay sales taxes at each point of resale across the value chain.

        Business model naturally hedged to currency fluctuations and prices of agricultural products.    Historically, we have been able to increase the price of the food and agricultural products we sell to match increases, in U.S. Dollar terms, of our raw materials. As a result, prices for our retail products in our principal market of Argentina have historically recovered in U.S. Dollar terms following sharp movements in the international prices of agricultural products or the exchange rate of the Peso. These price increases have helped protect our profitability, in U.S. Dollar terms, from the effects of fluctuations in the prices of agricultural products or the devaluation of the Peso. Additionally, approximately 22% and 20%, respectively, of our net sales to third parties for the fiscal year ended November 30, 2017, and for the three-month period ended February 28, 2018, respectively, were exports, which are priced in U.S. Dollars and based on the international prices of the agricultural products we buy.

        Inelastic demand for our products.    Most of our products constitute staples of the standard consumer basket of food products. As a result, demand for our products has proven to be somewhat resistant to economic downturns as demand has remained stable in spite of reduced spending power on the part of customers. Similarly, the relatively resilient demand for our products has allowed us to adjust our prices by closely following movements in prices of agricultural products, thereby helping to preserve our margins.

        We benefit from an experienced management team with a successful track record of value creation and strong operational knowledge.    Our executive officers have extensive experience in the food industry and have a track record of improving operating efficiency and managing costs. Our management team and other professionals are highly trained, and we have a results-oriented corporate culture that is focused on reducing operating costs and increasing revenues through a continuous focus on process improvement. We operate under a group of principles and tools that we believe constitute a proven methodology to maximize management effectiveness. This process implies a long-term commitment to measure, administer and improve our main processes. The goal of this process is to meet or exceed customers' expectation with the optimal use of our resources.

Business Strategy

        Our mission is to add value to the agricultural products we source in which Argentina has a natural competitive advantage compared to the region. We seek to execute our mission through a vertically integrated business model that focuses on innovation and seeks to capture market opportunities through the launch of new products and the penetration of new markets.

        We believe the strength of our vertically integrated business model and our new business evaluation criteria help us to achieve synergies between our new products and our existing businesses. We aim to launch products where we can achieve cost leadership, quality recognition and a strong position in market share. The evaluation criteria that forms our business strategy framework is illustrated in the chart below.

        The three growth vectors that comprise our business strategy are:

        Continue to introduce new products in our existing product categories.    Our research and development operations are constantly working to bring new and innovative products that leverage the strength of our existing brands and cost efficiencies while responding to growing consumer demand for healthy and convenient retail products. We launched 53 new products during 2017. For example, we were the first Argentine food company to sell flour fortified with vitamins (before legislation was passed making it mandatory for all producers) as well as value-added flour products with natural yeast, including pre-mixed pizza dough, under our Pureza brand. Similarly in 2017, we launched rice crackers under our Retail Products segment to meet consumer demand while maximizing the sourcing opportunities available in our Agro-Services and Sustainable Sourcing segment. We have also launched a line of high-oleic sunflower oil which leverages the strength of our Cañuelas brand and the depth of our sourcing network. We may further build upon our success in the frozen food and food service business by potentially increasing the size of our Spegazzini facility, which uses highly automated production processes. Our frozen product line also included ready-made products, such as doughnuts and muffins.

        Continue to diversify into new product categories by leveraging on the strengths of each of the steps of our production process.    We believe that our integrated supply chain in conjunction with our experience in Retail Products allows us to successfully take new products from idea to execution phase swiftly and effectively. In 2016 we expanded into the frozen food business line through new direct-to-consumer retail products under our Mamá Cocina brand. Following construction, our Spegazzini facility started producing and commercializing frozen food products (including pre-baked bread, croissants and pizzas) through retailers and food services stores, all of which we intend to distribute through our existing frozen distribution channel.

        Continue to increase our market presence in the region as a leading consumer product company.    We believe that our existing distribution network, our efficient production processes and high quality products make it easier for us to rollout new products in the region for which there might be significant demand. In particular, we plan to leverage our distribution network with Cencosud, Walmart, Carrefour and DIA to introduce new products in the region. Similarly, in Uruguay, we are currently present through various recognized brands and we expect to launch new retail products. In Brazil, we intend to use our experience in flour production and branded industrial products sales to commercialize branded consumer food products reformulated to match the tastes of the Brazilian market. In 2017, we entered into a 30-year lease of a milling facility in Brazil in order to increase our production capacity in the Brazilian market. We also plan to foster our commercial efforts in Chile and Bolivia by integrating the supply chain from our food production facilities located in the northern and western parts of Argentina and exporting tailor made products into both countries through our existing commercial offices. As part of these efforts, we will seek to leverage our existing relationships with customers with which we already do significant business in Uruguay and Chile. In addition, following the increase in milling capacity resulting from the Cargill Acquisition, we will seek to source more agricultural products in order to increase the production of our retail and branded industrial products and commercialize such products from our Retail Products and Branded Industrial Products segments into Brazil, Chile, Uruguay and Bolivia. We expect to continue to identify and opportunistically open new markets in countries or regions where we believe we have commercial, productive and/or logistical competitive advantages.

Business Segments

        Our business consists of three operating segments, which we refer to as our Retail Products, Branded Industrial Products and Agro-Services and Sustainable Sourcing segments. We describe each of our segments in detail below.

Geographic Sales

        The following table provides a breakdown of our net sales by geographic market for the three-month period ended February 28, 2018 and for the fiscal years ended November 30, 2015, 2016 and 2017:

	For the Three-Month Period Ended February 28,	For the Fiscal Year Ended November 30,
	2018	2017	2016	2015
	(unaudited)	(in thousands of Pesos)
Argentina	5,450,162	19,595,561	20,342,731	13,040,742
Bolivia(1)	190,473	793,138	380,539	188,104
Brazil(1)	376,530	1,466,935	1,055,966	809,093
Chile(1)	98,248	321,081	155,402	422,897
Uruguay(1)	163,332	597,930	506,283	446,201
Rest of America(1)	230,162	299,980	320,679	210,305

Americas	6,508,907	23,074,625	22,761,600	15,117,342
Other countries(1)	1,017,613	4,709,282	9,556,100	7,017,050
Total(1)	7,526,520	27,783,907	32,317,700	22,134,392

(1)
Includes domestic sales plus, where applicable, exports from Argentina.

        In addition to our export sales in the Americas, we sell products primarily from our Agro-Services and Sustainable Sourcing segment to buyers in various other countries outside of the region.

        In the fiscal year ended November 30, 2017, we had exports of 153,850 tonnes to Vietnam (which we supplied with flour, soy flour and corn), 128,432.5 tonnes to China (which we supply with soybean and processed soy), 103,300 tonnes to Egypt (which we supply with corn, soy oil and soy flour), 30,562 tonnes to India (where we export primarily soy oil), and 214,254 tonnes to Argelia (which we supply with corn, flour and soy flour) among others. For the fiscal year ended November 30, 2017, our total export sales to countries outside of the Americas was AR$4,709 million.

        In the three-month period ended February 28, 2018 we had exports of 26,000 tonnes to Vietnam (which we supplied with soy flour), 13,707 tonnes to Egypt (which we supply with, corn, soy flour), 10,300 tonnes to India (where we export primarily soy oil), and 34,500 tonnes to Algeria (which we supply with corn, soy oil and soy flour) among others. For the three-month period ended February 28, 2018, our total export sales to countries outside of the Americas was AR$1,018 million.

        The total amount of our export sales for the fiscal years ended November 30, 2015, 2016 and 2017 was AR$9,094 million, AR$11,975 million and AR$8,188 million, respectively, or 41.1%, 37.1% and 29.5% of total net sales, respectively. The total amount of our export sales for the three-month periods ended February 28, 2017 and February 28, 2018 was AR$1,243 million and AR$2,076 million, respectively, or 30% and 28% of total net sales, respectively.

Retail Products

        Through our Retail Products segment, we offer more than 200 products through our recognized brands across a variety of categories, including flour, vegetable oil, biscuits, cookies and crackers, ready-mixed flour, bread crumbs, frozen foods and pasta. We market these products under the following recognized brands in Argentina: 9 de Oro, Pureza, Cañuelas, Mamá Cocina, Multiple, Broche de Oro, Florencia, San Agustín, Cukis and Paseo, among others, and also under more recently launched brands such as Pizza Pietro and Horno Casero. We manufacture our retail products in our own production facilities, including our recently completed Spegazzini facility, which has advanced production technology.

        Our Spegazzini facility is our most recent and most significant investment aimed at expanding our product offerings in our Retail Products segment. We have invested more than US$100 million in the construction of modern continuous production lines for pre-cooked pizzas, croissants and pastries, breads and, most recently, doughnuts and muffins. We choose only the finest flour for the elaboration of our bread and pastries that are then baked and sold directly to customers. The plant is complemented with storage and distribution equipment for frozen food products. We plan to increase capacity of frozen food products line as sales of our frozen food products continue to grow.

        We sell the products of our diverse and complementary retail portfolio to consumers in Argentina and across the region through a variety of distribution channels, including large supermarkets (such as Walmart, Carrefour, Cencosud and DIA), wholesalers and other third-party distributors, supplemented by smaller points of sale, including gas stations (such as those owned by Shell, YPF and Petrobras), convenience stores, fast food restaurants (such as McDonald's, Subway and Burger King) and coffee stores (such as Starbucks). We also produce private label versions of several of our retail products, including flour and vegetable oil, which we sell to key customers as an importance source of additional volume.

        We have expanded the reach of our Retail Products by the introduction of new distribution formats that seek direct contact with the end customer. Through our Puntos Caliente, we provide direct technical support to points of sale that bake and offer our products directly to consumers in stands inside our distribution partners like supermarket chains. We have also launched our own restaurants in 2017. In Buenos Aires, we opened Pizza Alla Pala in 2017, where we offer pizza from our own production directly to consumers. We seek to enhance our knowledge of our customers' through these direct points of sale and to continue consolidating the top-of-mind status of our Retail Products offerings.

        Our frozen food products are also part of our broader list of private label products we offer to our distribution partners. By providing excellent product quality for their private labels, we became strategic partners with large supermarket and retail chains and improved our knowledge of consumer tastes. This knowledge has allowed us to later develop our own retail products for the flour, vegetable oils, biscuits, cookies and crackers, ready-mixed, bread crumbs, frozen foods and pasta product categories. In many cases, our knowledge of retailers and consumers allowed us to pioneer ahead of our competitors.

        We believe that our retail products are geared towards offering solutions to consumers through both improved quality and product innovation. Our innovations include self-rising flour with natural yeast, moisture resistant packaging for flour, spill-proof pour spouts for vegetable oil, and other products designed to provide ready-made solutions for our consumers.

        The breadth and scale of our retail product offerings has allowed us to achieve low distribution costs along with strategic importance to the largest retail distributors and supermarket chains in the markets in which we operate. Over time, as sales of our retail products continue to grow, we expect to benefit from our strengthened relationships with retailers and our low distribution costs to be able to more swiftly and more efficiently launch new products and new product categories.

        For the fiscal year ended November 30, 2017, our Retail Products segment generated AR$5,165 million in net sales or 24.7% of our net sales to third parties and AR$772 million of Adjusted Segment EBITDA or 32% of our Total Adjusted Segment EBITDA. For the fiscal years ended November 30, 2015 and 2016, our Retail Products segment generated AR$2,461 million and AR$3,718 million of net sales, respectively, or 15.8% and 16.2%, respectively, of our total net sales and AR$220 million and AR$569 million of Adjusted Segment EBITDA, respectively, or 20% and 25%, respectively, of our Total Adjusted Segment EBITDA.

        For the three-month period ended February 28, 2018, our Retail Products segment generated AR$1,447 million in net sales or 28% of our net sales to third parties and AR$217 million of Adjusted Segment EBITDA or 43% of our Total Adjusted Segment EBITDA.

        Below is an overview of our Retail Product segment product launches:

Historical Product Launches

        According to the 2016 Nielsen Reports and CCR Reports, for the fiscal year ended November 30, 2016, our Retail Products segment had market shares of 26.0% (vegetable oils), 41.7% (flour), 34.1% (biscuits sub category), 27.0% (ready mixed products) and 25.5% (bread crumbs), respectively. According to the 2017 Nielsen Reports, for the fiscal year ended November 30, 2017, our Retail Products segment had market shares of 23.4% (vegetable oils), 42.7% (flour), 43.8% (biscuits sub category), 24.8% (ready-mixed products), 23.5% (bread crumbs) and 10.1% (frozen pizzas). According to the 2018 Nielsen Reports, based on annual market share measured as of February 28, 2018, we had market shares in Argentina of 22.1% (vegetable oil), 39.2% (flour), 44.7% (biscuits sub category), 31.7% (ready-mixed products) and 17.4% (frozen pizzas). According to the January 2018 Nielsen Bread Crumbs Report, we had a market share in Argentina of 26.1% (bread crumbs).

Retail Product Market Opportunities

        New trends in consumption and the trend toward healthier eating habits are among the challenges that we face as a company. We believe that our market and consumer understanding combined with our extensive portfolio and ability to launch new products will allow us to fulfill consumers' evolving needs. We seek to develop products that become solutions for working families that seek quick and healthy options for home-cooked meals. We believe that we offer the modern family numerous meal-time solutions, combining homemade qualities, nutritious options, practicability and healthfulness, while also allowing home cooks to add their own personal touches. It is for these customers that we target many of our branded retail food products.

  •
  As the charts below show, the market for our retail products has experienced steady and positive growth in the region and in Argentina despite swings in economic activity.

  •
  The convenience food category involving ready meals, meal kits and pizzas has been growing at rates between 7.0% and 7.8% in the region and between 7.9% and 10.9% in Argentina from 2012 to 2017, according to Canadean. Additionally, within the convenience food category, pizza has had a 7.8% CAGR in Argentine sales from 2012 to 2017, according to Canadean. In Argentina, the growth in sales of packaged foods from 2012 to 2017 was primarily driven by a combination of marginal growth in consumption per capita and an increase in population.

  •
  According to Technavio, the frozen foods market grew at a 2.6% rate globally in 2016 and is expected to accelerate to 3.2% growth by 2020. While no statistics are available about growth in the frozen foods market in the countries in which we operate, the frozen food category is significantly less developed vis-à-vis other regions and, as a result, we believe, offers higher growth potential. According to the article titled "Combo anticrisis: pizzas y empanadas, los ganadores de una industria con hambre de reactivación," which was published on May 24, 2017 in one of the leading Argentine newspapers, La Nación, the frozen pizza market in Argentina has grown significantly in recent years, increasing units sold from 2.5 million to 5.5 million in the last two years. Our frozen foods category seeks to capitalize on the growth of the frozen food market, including offerings of ready-to-consume products such as pastries, croissants and pizzas.

  •
  With our direct-to-consumer distribution formats such as our Puntos Caliente and our restaurant franchise Pizza Alla Pala, opened in 2017, we seek to further capitalize on the growth of quick service restaurants and takeaway food markets and generate an additional distribution channel for our products. According to Technavio, global quick service restaurants' sales grew at a rate of 3.5% in 2016, and are expected to accelerate to 4.5% growth by 2020. While no statistics are available about the growth of quick service restaurants and takeaway food models in specific markets in which we operate, the drivers typically viewed as contributing to this growth, such as a more hectic lifestyle and the need to save time in traffic, are present in all of our markets.

  •
  We intend to develop a franchise model for our restaurant Pizza Alla Pala once we have refined our product offering and business model. This franchise model would allow for the development of a direct-to-consumers distribution model with low investment and the potential to generate a steady stream of service fees in addition to the sale of our frozen products.

Regional(1) Packaged Food Sales ('000 Tonnes)

Source: Euromonitor, IMF and INDEC

(1)
Includes Argentina, Bolivia, Brazil, Chile and Uruguay

 Argentina Packaged Food Sales ('000 Tonnes)

Source: Euromonitor, IMF and INDEC

Regional(1) Convenience Food Sales (mm kg)

Source: Canadean

(1)
Includes Argentina, Brazil and Chile

 Argentina Convenience Food Sales (mm kg)

Source: Canadean

        For further information on the CAGR amounts presented above, please see "Industry—Industry Overview—Packaged Food Industry" and "—Prepared Meals Market Trends."

        We continue to take advantage of new market opportunities by launching new products in our Retail Product segment. The following chart shows our new product launches per year from 1985 (the year in which we began our Retail Product segment) through 2017:

Retail Product Segment New Product Launches

Source: Company information

Business Lines for Our Retail Products Segment

        The following table provides our market share according to the February 2018 Nielsen Reports for each of the business lines in our Retail Products segment:

Retail Products Business Lines	Brand(s)	Market Share	Main Competitors	Net Sales for the Three- Month Period Ended February 28, 2018 (in thousands of Pesos)	Percentage of Net Sales of the Retails Products Segment for the Three- Month Period Ended February 28, 2018	Percentage Increase (decrease) in Net Sales for the Three- Month Period Ended February 28, 2018 from February 28, 2017	Net Sales for the Fiscal Year Ended November 30, 2017 (in thousands of Pesos)	Percentage of Net Sales of the Retails Products Segment for the Fiscal Year Ended November 30, 2017	Percentage Increase (decrease) in Net Sales for the Fiscal Year Ended November 30, 2017 from November 30, 2016
	(unaudited)
Vegetable Oils(a)		22.1%	Aceitera General Deheza; Molinos Río de la Plata S.A.	520,187	36.0%	18.3%	1,877,604	36.4%	37.6%
Flour(b)		39.2%	Molinos Río de la Plata S.A.	455,924	31.5%	30.6%	1,716,411	33.2%	38.5%
Biscuits, Cookies and Crackers(c)		44.7%(g)	Bagley; Arcor-Danone; Mondelez	280,489	19.4%	51.3%	901,107	17.4%	31.4%
Ready-Mixed Products(d)		31.7%/3.2%(i)	Molinos Río de la Plata S.A.	17,477	1.2%	(13.4)%	93,273	1.8%	75.2%
Bread Crumbs(e)		26.1%	Molinos Río de la Plata S.A.	40,926	2.8%	34.9%	155,753	3.0%	28.5%
Frozen Food Products		17.4%(h)	Fargo; Pan Bimbo; Cremachel; and McCain Foods	107,470	7.4%	56.2%	330,285	6.4%	105.8%
Pasta		N/A(f)	Molinos Río de la Plata S.A.	12,303	0.9%	(16.0)%	69,726	1.3%	(10.9)%
Other Products		N/A	N/A	12,140	0.8%	123.2%	21,184	0.4%	38.1%
Total Retail Products segment				1,446,916	100%	29.9%	5,165,343	100%	38.9%

(a)
Market share calculated by total volume of vegetable oils sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of vegetable oils sold in Argentina. Includes all of the brands in the supermarket category as reported in the February 2018 Nielsen Vegetable Oil Report.

(b)
Market share calculated by total volume of flour sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of flour sold in Argentina. Includes all of the brands in the supermarket category as reported in the February 2018 Nielsen Flour Report, including a market share of 3.8% from Molinos Florencia.

(c)
Market share calculated by total volume of biscuits sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of biscuits in sold Argentina. Includes all of the brands in the supermarket category as reported in the February 2018 Nielsen Biscuit Report.

(d)
Market share calculated by total volume of ready-mixed flour sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of ready-mixed flour sold in Argentina. Includes all of the brands in the supermarket category as reported by February 2018 Nielsen Ready-Mixed Products Report.

(e)
Market share calculated by total volume of bread crumbs sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of bread crumbs sold in Argentina. Includes all of the brands in the supermarket category as reported by February 2018 Nielsen Bread-Crumb Report.

(f)
We do not report market share for our pasta or our aggregate biscuits, cookies and crackers business lines or for the sub-categories of cookies and crackers as these market shares are insignificant and may not be indicative of our performance.

(g)
We currently have limited market share information available as of February 2018.

(h)
Market share data correspond solely to frozen pizza product and is calculated by total volume of frozen pizzas sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of frozen pizzas sold in Argentina. Includes all of the brands in the supermarket category as reported by February 2018 Nielsen Pizza Report.

(i)
Market share calculated by total volume of our cake mixes sold in Argentina by Molino Cañuelas S.A.C.I.F.I.A. divided by the total volume of cake mixes sold in Argentina, as reported in the January 2018 Nielsen Cake Mixes Report,

  Flour

        We offer a wide variety of consumer flours made from carefully selected wheat with specialized industrial treatments that result in high-quality products that are suitable for a variety of uses and consumer tastes. Our portfolio is composed of fortified refined flour, fortified ultra-refined flour, whole grain flour, self-rising flour and self-rising flours containing natural yeast (for bread or pizza making).

In addition, we also sell flour-based retail products in larger packaging sizes to retailers in our food services channel.

        According to the 2016 Nielsen Flour Report, for the fiscal years ended November 30, 2016, our flour business line had a 41.7% market share in Argentina. According to the 2017 Nielsen Flour Report, for the fiscal years ended November 30, 2017, our flour business line had a 42.7% market share in Argentina. According to the February 2018 Nielsen Flour Report, our flour business line had a 39.2% market share in Argentina, as of February 28, 2018.

        In Argentina, flour is graded by health standards as grade 0000, grade 000, grade 00, grade 0 or grade 1/2, which range from the maximum to the minimum range under regulation. Only grade 0000, 000 and self-rising flour (with natural or chemical leavens) are sold directly to consumers.

        As part of our commitment to product differentiation and innovation, we were the first producer in South America to offer self-rising flour utilizing 100% natural yeast and currently have over ten years of market presence. Our natural yeast-based self-rising flour took over two years to develop and required both innovation in yeast culture and in temperature resistant packaging. This innovative, convenient and solution-oriented product is an example of our production philosophy. In addition, we believe that our use of all natural yeast instead of chemical leavens contributes to our Pureza brand's image as wholesome and natural.

  Sales and Marketing

        We sell our flour products under the Pureza, Cañuelas, Florencia and San Agustín brands, which are currently offered in the market standard one kg packaging presentation.

        Our Pureza brand is a leading top-of-mind brand in different flour types. It is produced from a conventional milling process and later fortified with vitamins, iron, calcium and folic acid. Following our strategy of product differentiation, Pureza is a leading brand, according to the 2017 Nielsen Flour Report, through which we pioneered the production and sale of fortified flour in Argentina and provides an innovative moisture resistant and user-friendly packaging. We have further differentiated this product by including specialized all natural self-rising flour for both pizza and bread.

        Our Pureza brand products are made from carefully selected wheat, which is filtered through additional sieves to ensure less clumping than flour prepared through a conventional milling process. We believe that processes like this one allow us to produce value-added products.

        In the fortified flours sub category, we are active in the refined, ultra-refined and whole wheat product categories. According to the 2017 Nielsen Flour Report, our Cañuelas brand is the market leader in Argentina in the 000 wheat flour category.

        Our Florencia flour brand is a regional brand in Argentina, popular in the province of Córdoba and other nearby regions outside the Greater Buenos Aires region. The brand has a historical presence in these areas and is preferred by local consumers.

        Our San Agustín flour brand is our value brand and provides a competitive quality offering.

  Competition and Market Position

        As pricing in the flour market is very competitive, consumer choices are based on brand recognition, perceived quality and other attributes. Our primary competitor in our flour business line is Molinos Río de la Plata S.A., which presents many similar product offerings in some of the product categories in which we are present, but not all. The flour market in Argentina is typically subdivided into the following four product categories: grade 000 flour, grade 0000 flour, self-rising and special-purpose flours.

        According to the 2016 Nielsen Flour Report, for the fiscal year ended November 30, 2016, our flour business line had an overall market share of 41.7%. According to the 2017 Nielsen Flour Report, we are the leading producer and marketer of direct-to-consumer flour in Argentina. For the fiscal year ended November 30, 2017, our flour business line had an overall market share of 42.7%. According to the 2017 Nielsen Flour Report, our flour business line had a market share of 42.7% (including a market share of 5.2% from Molinos Florencia). According to the February 2018 Nielsen Flour Report, our flour business line had a 39.2% market share in Argentina, as of February 28, 2018.

  Private Label

        We produce private label flour products for strategically selected customers in order to meet our production and volume goals and create value for our Retail Products segment by allowing us to build strong ties with retailers and improve our own products by meeting their quality standards. Our private label production is also an important tool for learning consumer tastes prior to new product launches under our own brands. Our private label output is not accounted for in our market share measurements. We currently produce private label flour products in Argentina for the Carrefour, DIA, Great Value (a Walmart brand), Maroleo (Maxiconsumo wholesale) and Coto brands and other private labels for large supermarket chains in Uruguay, such as Tienda Inglesa and Tata.

  Vegetable Oil

        We offer a broad array of vegetable oils to consumers in varying sizes and formats that are designed to meet consumer needs. According to the 2016 CCR Vegetable Oil Report, our vegetable oil business line had a 26.0% market share in Argentina for the fiscal year ended November 30, 2016. According to the 2017 Nielsen Report, our vegetable oil business line had a 23.4% market share in Argentina for the fiscal year ended November 30, 2017. Our 2016 market share data for vegetable oil was prepared by CCR while our market share data as of November 2017, for such product category was prepared by Nielsen. Therefore, our market shares for 2016 and as of November 2017, for such product category may not be comparable. According to the February 2018 Nielsen Flour Report, our vegetable oil business line had a 22.1% market share in Argentina, as of February 28, 2018.

  Sales and Marketing

        Our vegetable oil offerings encompass sunflower oil, high oleic sunflower oil, corn oil, high oleic sunflower oil blend with extra virgin olive oil and a soy oil blend, and extra virgin olive oil featuring soft, classic and intense flavor versions in order to satisfy different consumer tastes. We offer different package sizes ranging from 0.5 to 1.5 liters. We also offer a variety of vegetable oils in special sizes for the food service and restaurant sales channels. Our olive oil is purchased in bulk from third-party manufacturers and all of our other vegetable oils are distilled by us.

        According to the 2017 Nielsen Report, our Cañuelas brand has the third highest market share in vegetable oil in Argentina, with a 23.4% market share and offers innovative packaging with a pouring spout and an ergonomic bottle. We market our vegetable oil products under the Cañuelas, Broche de Oro and San Agustín brands, with our San Agustín brand representing a value for money proposition to our customers. Our Broche de Oro brand is specially designed for our food service channels, as described in "Business Lines for our Retail Products Segment—Food Service Frozen Food Products."

        We consider differentiation through product innovation to be a key part of our strategy when launching new products. Our vegetable oil containers benefit from ergonomic design, are made from stronger PET material than our competitors and have a registered proprietary dosage controller nozzle to help our consumers economize on use and avoid spilling.

        As part of our commitment to developing our product portfolio, we have developed our high oleic sunflower oil products. This product was developed in part by promoting the increased cultivation of high oleic sunflower seeds by a select group of our most loyal farmers. After a testing period, such farmers cultivated these high oleic sunflower seeds and sold them to us for processing at our oil manufacturing plants. Our high-oleic sunflower oil provides consumers with an opportunity to prepare healthy and natural dishes. We offer high oleic sunflower oil in 1, 1.5 and 5-liter containers. For a further description of our efforts to encourage production of specific agricultural product inputs, see "Business—Business Segments—Agro-Services and Sustainable Sourcing—Sustainable Sourcing."

  Competition and Market Position

        According to the 2017 Nielsen Vegetable Oil Report our primary competitors in the vegetable oil business line are Aceitera General Deheza, and Molinos Río de la Plata, which together hold over 50% of the market share. The total size of the vegetable oil market in Argentina is approximately 125,000 tonnes according to the 2017 Nielsen Vegetable Oil Report. Our two primary competitors present similar product offerings in all of our product categories. According to the 2016 CCR Vegetable Oil Report, our market share for vegetable oil is 26.0% for the year ended November 30, 2016. According to the 2017 Nielsen Vegetable Oil Report, our market share for vegetable oil is 23.4% for the year ended November 30, 2017. Our 2016 market share data for vegetable oil was prepared by CCR while our market share data as of November 2017, for such product category was prepared by Nielsen. Therefore, our market shares for 2016 and as of November 2017, for such product category may not be comparable. According to the February 2018 Nielsen Flour Report, our market share for vegetable oil had a 22.1% market share in Argentina, as of February, 2018.

  Private Label

        As we do with certain of our other retail products, we also produce private label vegetable oil products for strategically selected customers. Our private label production is also an important tool for learning consumer tastes prior to new product launches under our own brands. Our private label output is not accounted for in our market share measurements. We currently produce private label vegetable oil products in Argentina for the Carrefour, DIA, Great Value (a Walmart brand), Maroleo (Maxiconsumo wholesale) and Coto brands and for other private labels of large supermarket chains in Uruguay, such as Tienda Inglesa and Tata.

  Biscuits, Cookies and Crackers

        We produce biscuits, cookies and crackers through our established brands: 9 de Oro, Paseo and Cukis.

        Our biscuits products include classic, bittersweet, bran, light, sugary mini scones and our gluten-free rice biscuits. Our products are sold in the 200g and 210g packaging and light biscuits in 170g packaging. Our new rice biscuits are also sold in 100g and 50g packaging.

        Our crackers are primarily made from our ultra-refined flour and vegetable oil and contain no trans-fats. We offer several cracker varieties in Mini Crackers, Mini Crackers Bran, Mini Crackers 5 Seeds and Mini Crackers Sesame. Our products are sold in packaging sizes of 300g and 150g. We also produce sweet cookies with different jam fillings and a lighter and softer dough.

        According to the 2016 CCR Biscuit Report, our biscuits products had a 34.1% market share in Argentina, respectively, for the years ended November 30, 2016. According to the 2017 Nielsen Biscuit Report, our biscuits products had a 43.8% market share in Argentina for the years ended November 30, 2017. According to the 2017 Nielsen Biscuit Report, our biscuit products had a market share of 43.8%. Our 2016 market share data for vegetable oil was prepared by CCR while our market share data as of November 2017, for such product category was prepared by Nielsen. Therefore, our market shares for 2016 and as of November 2017, for such product category may not be comparable.

According to the February 2018 Nielsen Flour Report, our biscuit products had a 44.7% market share in Argentina, as of February 28, 2018.

  Sales and Marketing

        We sell our biscuits, crackers and cookie products under the 9 de Oro, Paseo and Cukis brands. Our 9 de Oro brand is our oldest and most well-known brand and is a top-of-mind brand in the biscuits, cookies and crackers business line. According to the 2017 Nielsen Biscuit Report, our 9 de Oro products are viewed by consumers as a high-quality, value-added products derived from baked goods with artisanal characteristics. Our marketing of this brand has historically been associated with sporting events, such as car-racing and soccer. Based on our analysis of market share figures provided by 2017 Nielsen Biscuit Report, our 9 de Oro brand is benefiting from the broader growth trend in the cookies, crackers and biscuits product categories.

        Our Paseo brand is associated with healthy, light snacks. Its products are characterized by smaller portions and have an innovative bag-style presentation designed for consumption by multiple people, a feature that differentiates the brand, which has grown its sales volume from 5,608 tonnes to 7,790 tonnes from the fiscal year ended November 30, 2016 to the fiscal year ended November 30, 2017. The latest growth in sales volume of our brand Paseo has been driven by the addition of new products with added value (such as our Semillas (seeds) and Sin Sal (no salt) lines and other lines which use a mixture of cereals) and a product reformulation designed to improve the brand's health value (for example through the replacement of animal fats with high oleic oil from plant origin and the removal of trans fats).

        Our Cukis brand, is a competing option in the market for sweet cookies. The products offer a combination of natural fruit jams and a light, soft and lighter dough, a type of cookie that is known in Argentina as pepas. Our Cukis brand was the first to offer a mixed variety of jam flavors, such as quince, raspberry, cranberry and passion fruit.

  Competition and Market Position

        The biscuits, cookies and crackers business line represents a total market size in Argentina of 552,000 tonnes per year. According to INDEC, for 2017 the estimated population in Argentina is 44.2 million, which corresponds to a consumption rate of biscuits, cookies and crackers of approximately 7 kg per capita.

        We believe that Molino Cañuelas is one of the key players in the biscuits product category. This product category is our most significant source of sales and revenue in our biscuits, cookies and crackers business line. According to the 2017 Nielsen Biscuit Report, for the fiscal year ended November 30, 2017, the biscuits product category in Argentina were led by Bagley, Arcor-Danone and Mondelez. We do not currently have aggregate market shares for the entire biscuits, cookies and crackers business line as it is. Our market share in other subcategories of biscuits, cookies and crackers is not significant due to our smaller position and more recent product launches.

  Ready-mixed Products

        We offer a wide range of ready-mixed products including special flour blends for pizza, gnocchi, chipa (cheesy bread), spinach croquettes and crepes.

        According to the 2016 Nielsen Ready-Mixed Products Report, our ready-mixed products business line had a 27.0% market share, respectively, for the fiscal year ended November 30, 2016. According to the 2017 Nielsen Ready-Mixed Products Report, our ready-mixed products business line had a 24.8% market share for the fiscal year ended November 30, 2017. According to the 2017 Nielsen Ready-Mixed Products Report, our ready-mixed products business line had a 24.8% market share for the fiscal year ended November 30, 2017. According to the February 2018 Nielsen Flour Report, our ready-mixed products business line had a 31.7% market share in Argentina, as of February 28, 2018.

  Sales and Marketing

        We sell our ready-mixed products under the Pureza and Mamá Cocina brands.

        Our Pureza brand offers dry mixes with natural yeast in both a classic and whole wheat formulations, the latter of which is a unique product exclusive to our Pureza brand. We believe it offers a delicious way of incorporating fiber into dishes that can be enjoyed by the whole family. Our product is designed to allow consumers to cook naturally rising homemade pizzas in as little as ten minutes. Each package contains enough for three pizzas.

        Our Mamá Cocina brand offers nutritious, practical, healthy and homemade solutions to modern home cooks and consumers, allowing them to produce home-cooked meals with a personal touch. Our Mamá Cocina ready-mixed product portfolio includes potato gnocchi, spinach gnocchi, pumpkin gnocchi, pizza (with added baking powder), chipa (a kind of cheese bread) and sweet vanilla and apple crepes.

  Competition and Market Share

        We believe we are one of the key players in the ready-mixed products market. According to the 2017 Nielsen Ready-Mixed Products Report, for the fiscal year ended November 30, 2017, our market share in Argentina in the ready-mix product category was 24.8%. According to the 2017 Nielsen Ready-Mixed Products Report, for the fiscal year ended November 30, 2017, our primary competitor was Molinos Río de la Plata S.A. Most of our growth in this business line has been based on the introduction of new products. Our ready-mixed products, like our other flour-based products, are priced at a premium and are typically higher in price than the average price of products in the ready-mix category. Our products are designed to appeal to younger consumers who have changing habits and are shifting away from more traditional products that require greater preparation time.

  Bread Crumbs

        We sell bread crumbs to consumers in varying sizes and formats that are designed to meet different needs. Our product offerings include traditional bread crumbs, bread crumbs for frying and bread crumbs for baking in 500g and 1kg packaging. According to the 2016 Nielsen Bread Crumb Report, our bread crumbs business line had a 25.5%, market share in Argentina, respectively, for the fiscal year ended November 30, 2016. According to the 2017 Nielsen Bread Crumb Report, our bread crumbs business line had a 23.5% market share in Argentina, respectively, for the fiscal year ended November 30, 2017. According to the 2017 Nielsen Bread Crumb Report, our bread crumbs business line had a 23.5% market share in Argentina, respectively, for the fiscal year ended November 30, 2017. According to the December 2017-January 2018 Nielsen Flour Report, our bread crumbs business line had a 26.1% market share in Argentina, as of December 31, 2017 and January 31, 2018.

  Sales and Marketing

        Our bread crumb products cover three major categories, traditional breadcrumbs, bread crumbs optimized for frying and bread crumbs optimized for baking. We believe our bread crumb products have significant health value as a result of their richness in bran, oatmeal and wheat germ. In addition, our products follow World Health Organization standards. As a consequence, these products are low in sodium and fortified with iron and zinc and enriched with bran, oatmeal and wheat which provide a healthy option in the bread crumb market in Argentina.

        Our products are sold under the Mamá Cocina brand and are positioned as both convenient, solution-oriented products with a nutritional component.

  Competition and Market Position

        The bread crumb market in Argentina is sub-divided into three categories: traditional breadcrumbs, which represent 67.6% of total sales volume, bread crumbs for frying which represents 24.3% of total sales volume and bread crumbs for baking which represents 7.5% of total sales volume, in each case, according to the 2017 Nielsen Bread Crumb Report. According to the 2017 Nielsen Bread Crumb Report, we are the second largest player in the bread crumb market in Argentina with a 23.5% market share for the fiscal year ended November 30, 2017.

  Frozen Food Products

        Since 2015 we have been producing frozen and partially cooked bakery products in an effort to offer consumers a value-added, ready-to-eat product made using high-quality ingredients.

        We began our frozen food product operations at our Spegazzini facility, Argentina in 2015. This modern and technologically advanced facility has a production capacity of approximately 20,000 tonnes of frozen food products per year, including bread, croissants, facturas (pastries), donuts, muffins, pizzas and other products. Our production facility complies with the FSSC 22000 food safety framework.

        We divide our frozen food products business line into two categories: frozen food service products and frozen food retail products.

  Frozen Food Service Products

        Through our frozen food service product channel, we sell frozen food service products to supermarkets chains, distributors, wholesalers, gas stations, fast food and other convenience stores and retailers who later re-sell or use these products in their food preparation activities. The various baked goods sold under the food service channel are branded under Molino Cañuelas name. By advertising our products as being made with Pureza flour, we seek to provide a guarantee to our customers that these products represent the high quality in ready-to-eat food.

        We also provide a fully integrated bakery and baked product solution to large scale retailers and other retailers called "Punto Caliente" which includes baking and other supplies, furniture, a baking oven, packaging and the support of our technicians. We believe this solution operates like a food service franchise inside a larger food retail store, thereby providing us with an important additional distribution channel for our frozen foods.

  Sales and Marketing

        Our frozen food service product portfolio consists of:

  •
  Bread:  30 stock keeping units, or SKUs, of frozen pre-cooked bread including French bread, bran, rustic, round, ciabatta, sandwich breads and special rustic hamburger bread.

  •
  Croissants:  six types of frozen raw croissants and two pre-cooked varieties, with different flavors such as: butter, filled, savory and special.

  •
  Pastries:  over 30 SKUs of frozen raw pastries, including: sweet, savory, filled, puffed (including cinnamon rolls), honeycomb quince and chocolate bread, among others.

  •
  Pizza:  a wide range of pre-cooked frozen pizzas including the following flavors: mozzarella, ham and cheese, Calabrian and onion. All of these are offered in different dough options, including thin crust and a style known in Argentina as media masa (with a thick, spongy base and elevated bready crust).

        We have also developed specialized products for certain important customers in order to meet their requirements and specifications. These include products like Kaiser bread and cinnamon rolls for McDonald's, the development of a special croissant and special Kaiser bread for the preparation of a rustic hamburger for YPF, a rustic style bread for a premium beef sandwich for Burger King, donuts and exclusive toasts for Starbucks and specialty bread for a unique beef sandwich at Mostaza (an Argentine fast food chain), the preparation of an exclusive rustic bread line for Jumbo, the preparation of an innovative pastry line for DIA and a new sandwich bread for large frozen bread distributors. We believe that our broad range of product offerings and ability to prepare specialized offerings for our customers provides us with a competitive advantage against our competitors.

        In addition to our existing products, we recently launched a ready-made line of doughnuts, jelly-filled doughnuts, muffins, puddings and brownies in 2017. We will continue to consolidate our presence in this business with these launches by offering a wider assortment of products. For more information on this initiative, see "—New Projects and Investments—Retail and Food Services Expansion."

  Frozen Food Retail Products

        We offer the unique and exclusive line of frozen breads under our Mamá Cocina brand. Our frozen food product offerings under the Mamá Cocina brand include six different varieties of pre-baked breads which are sold frozen and can be prepared in 15 minutes using a conventional home oven. Consistent with the Mamá Cocina brand, the products aim to be on practical and healthy options for the home cook. Our frozen food products preserve their fresh quality and retain the smell of fresh baked breads.

        We also have an at-home frozen croissant product sold under the Mamá Cocina brand.

        We also offer two brands of frozen pizza oriented to different market segments: Pizza Pietro ( ) and Horno Casero ( ). Pizza Pietro is a premium brand made with high quality ingredients to fulfill consumer tastes for upscale flavor. The key product under our Pizza Pietro brand is a traditional brick-oven style mozzarella pizza. We will also offer two pizza breads under this brand as well as thick crust mozzarella, mozzarella and ham, pepperoni (Calabrian style) and double mozzarella pizzas.

        In contrast, Horno Casero is a value-for-money pizza brand, oriented to those consumers who want both convenience and the right price. It is a quality pizza that is conveniently packed and is distributed in non-traditional sales channels. Mozzarella cheese is the sole flavor option under this brand. The Horno Casero brand includes cheese bread (chipa) and four varieties of empanadas.

Sales and Marketing

        Our products include small buns in four styles: small baguettes, pancitos de manteca (butter buns) and rosetas (rose style bread). All of our products are sold in innovative packaging that is moisture resistant and suitable for freezing. The frozen bread line is made with Pureza flour and is advertised as such. The product line is marketed on the basis of its healthiness and ease of use, while offering consumers a means of preparing fresh bread and enjoying the accompanying freshly-made smell. Mamá Cocina frozen food products are positioned as a means of allowing consumers to conveniently produce fresh products despite their busy lifestyles.

        We intend to expand our line of direct to consumer frozen foods, which we consider to be an expanding market in Argentina, with sales and marketing as key components for our strategy.

        Pizza Pietro will be positioned as premium brand in direct competition against the market leader. In order to position this brand for success in our target market, we are designing a product that pleases the consumers with the basic characteristics of high-quality pizza: crispiness, the right amount of tomato sauce and a lot of cheese. Pizza Pietro is currently distributed in major supermarket chains with extensive brand support via brand signage and consumer product samples. Further, we have undertaken commercial price deals to consumers to promote product trials.

        Alternatively, the rationale of Horno Casero is to reach our potential customers in places where frozen pizzas are harder to find, such as convenience stores, ice cream chains, fresh poultry stores (granjas), among others locations. The product is oriented to those housewives who want to solve a daily meal with something that the entire family can enjoy at an affordable price.

  Competition and Market Position

        The primary competitors of our different frozen food products are Bimbo (which acquired General Mills' Argentine operations for frozen bread in 2016), Cremachel (pastry), McCain (pizza) and several smaller competitors. All of competitors specialize in certain product niches. We are different from these competitors in that we offer the most varied array of products in the frozen food retail products business line in Argentina, with over 100 SKUs, including specially made offerings for our commercial food service customers such as McDonald's, YPF, Shell, Starbucks and Burger King which allows us to be considered as a strategic and reliable provider of solutions for multiple frozen food products. Due to the recent launch of our frozen food products business line, we currently have limited market share information available for products other than frozen pizzas.

        According to the 2017 Nielsen Pizza Report, our frozen pizza business line had a market share of 10.1% as of November 2017 (and a market share of 24.8% with respect to frozen pizzas sold by large supermarkets). According to the February 2018 Nielsen Pizza Report, our frozen pizza business line had a market share of 17.4% as of February 28, 2018.

  Pasta

        We also make and sell dry pasta using candial or durum wheat.

  Sales and Marketing

        We sell our pasta products under the San Agustín brand in a 500g packaging. Our San Agustín brand is a value brand which provides a wide range of pastas. In Argentina, our pasta products are made in varieties that are popular in Argentina, including spaghetti, noodle soup, dedalito soup, ave maria noodle soup, angel hair soup, nido angosto, nido ancho, municiones soup, rigatti, mostachole, coditos, celentano and gnocchi.

        Consistent with one of our main business strategies and core commitment of providing solutions through innovation, we are working on a project with leading technology to elaborate instant pasta to consume on the go. As of the date of this prospectus, no other company in South America is currently selling pasta products that use this technology.

  Competition and Market Position

        According to Euromonitor per capita consumption of pasta in the Argentine market was 7.9 kg per capita/year in 2017. The market is divided into dry pasta (including stuffed, dry, egg, durum and a durum wheat mix) and fresh pasta (loose fresh and fresh packaged). In recent years, consumers have developed a greater preference for higher quality noodles, especially for dry noodles made with durum wheat. We currently do not produce fresh pasta.

        According to the 2017 Nielsen Pasta Report, the market leader in Argentine pasta products is Molinos Río de la Plata S.A. The Argentine pasta market is characterized by several major established players with significant experience and strong market position. We are not among this list of established players and consider our market share to be insignificant due to our more recent entry into the pasta market in Argentina.

High Quality and Low Cost Sourcing as a Competitive Advantage

        We believe the success of our Retail Products segment is, to a large extent, the result of our careful selection of high quality agricultural products through our Agro-Services and Sustainable Sourcing segment. The control of our own manufacturing process through our Branded Industrial Products segment also gives us a competitive advantage in the supply of the highest quality flour for our dry-goods and frozen food products lines. Through the achieved scale, we are able to have highly efficient production and distribution processes that allow us to affordably test new products and achieve profitability in new product launches much faster than is the case for many of our competitors

Regional Production

        In Uruguay, we have developed an extensive and sophisticated retail product presence, which makes an important contribution to the net sales of our Retail Products segment. We are present in 100% of national and international supermarket chains in Uruguay, which include Grupo Casino, Supermercados TaTa, Ta!, Multiahorro, Multiahorro Express, and Super Mercados Tienda Inglesa.

        As part of our strategy of replicating the success of our business model in Argentina and Uruguay, we are also planning to gradually expand our operations in Brazil with the introduction of Retail Products. We have developed new products that are customized to Brazilian tastes based on our experience with over 1,000 Brazilian branded industrial product customers. We intend to distribute these products, including flour and certain ready-mixed products, through our distribution centers located in São Paulo, Río de Janeiro and Pernambuco. These new products, with their distinctive labeling, include fortified ultra-refined flour, self-rising flour and self-rising flours containing natural yeast (for making pizza) under Pureza brand and also ready-mixed products as potato gnocchi and panqueca (a special crepe for the Brazilian market) under the Cozinha da Mamae brand (a translation of Mamá Cocina). We intend to use our increased installed capacity as a result of the Cargill Acquisition to supply our increased production of retail products for the Brazilian market. We believe that our additional production capacity in Argentina will prove more cost competitive than that of local Brazilian producers because market figures indicate that the price of wheat in Brazilian commodities markets is approximately U.S.$50 higher per ton than the price of wheat in Argentine commodities markets.

        In Bolivia, we sell most of our varieties of retail flour for consumer use as well as branded industrial flour for industrial use, including, in the case of branded industrial flour, to Nestlé, where we have established a prominent market position.

        In Chile, we have been offering our flour and oil private label products to several local producers since 2013, including Walmart.

        We plan to continue to leverage on the presence of our regional customers in these markets, including McDonald's, Walmart, Carrefour, Cencosud and DIA, to support our expansion efforts. We use the Las Palmas port to export many of these retail products and plan to increase our port operations in line with our planned increase in regional sales.

Distribution

        Our products in our Retail Products segment are sold to supermarket chains, wholesalers, distributors and through our food service channels.

        We have an efficient and centralized distribution channel that is closely aligned with the geographical position of our production facilities, which allows us to optimize our supply and reduces costs. We believe that this dense distribution network provides a competitive advantage for our retail product operations.

        We currently have two retail product sales teams. The dry goods team is dedicated to our well-established dry goods business which includes our vegetable oil, flour, biscuits, crackers and cookies, ready-mixed products, bread crumbs and pasta. The Frozen Food team is dedicated to our newer frozen food products businesses which include the sale of our frozen French bread, baguettes, pastries and other products.

        The dry goods team is tasked with the development of new business opportunities and product launches for our dry goods. The frozen food team is tasked with ramping up our new frozen food products business. As a result of this, their role is more technical and involves ensuring product quality at the actual point of sale. Unlike the dry goods team, the frozen food team view the final delivery of the finished baked product to the end consumer as the final sale. Together, both teams offer comprehensive solutions for our different types of customers. Through this process, we seek to offer an integrated product and service to supermarkets, gas stations, fast food stations and other customers in order to ensure that the end consumer enjoys a product that retains all of the qualities of freshly baked bread.

        In addition to our distribution and sales operation, we have a trade-marketing team that offers a product replacement service at key stores using third-party trade marketers, thereby ensuring proper shelf displays and maximizing sales. For the fiscal year ended November 30, 2017, sales to supermarket chains represented 28% of total volume sold of our retail products. For the three-month period ended February 28, 2018, sales to supermarket chains represented 25% of total volume sold of our retail products.

        We are present in, and directly sell to, virtually all of the national and international supermarket chains in Argentina, including, among others: Cencosud, DIA, Walmart, Carrefour, Coto, La Anónima, Cooperativa Obrera, Toledo and Libertad. We also make direct sales to key gas station convenience stores such as those owned by Shell, YPF and Petrobras in addition to fast food restaurants such as McDonald's, Burger King, Mostaza and others.

        In addition, our product categories provide special formats for the food service industry ranging in size from five to 50 kilograms for larger flour-based products and five liters for vegetable oils. For the fiscal year ended November 30, 2017, sales by our foodservice group represented 4% of total volume sold of our retail products. For the three-month period ended February 28, 2018, sales to supermarket chains represented 5% of total volume sold of our retail products.

        In addition to our sales to retailers, we supply major wholesalers and distributors through our intermediate channel. These parties thereafter resell directly to smaller retail operations, thereby bringing our products closer to smaller retailers and enhancing our distribution network. We work with virtually all major food wholesalers in Argentina, including Vital, Yaguar, Nini and Diarco. For the fiscal year ended November 30, 2017, sales to wholesalers represented 23% of total volume sold of our retail products. For the three-month period ended February 28, 2018, sales to wholesalers represented 21% of total volume sold of our retail products.

        In addition to wholesalers, we market our products through key distributors located in different parts of Argentina. Our distributors are strategically located in the most populated areas of the country.

We sell to regional distributors, regional super-market chains, exclusive distributorships, regional wholesalers, candy distributors, purchase clubs (grupos de compra) and frozen food distributors. The goal in choosing our distributors is to maximize physical distribution and product mix. For the fiscal year ended November 30, 2017, sales to distributors represented 45% of total volume sold of our retail products. For the three-month period ended February 28, 2018, sales to distributors represented 48% of total volume sold of our retail products.

        The following table highlights the number of direct sales clients in our Retail Products segment by distribution channel:

For the Fiscal Year Ended November 30,
2017
Distribution	1,217
Supermarket Chains	10
Wholesalers	9
Various	62
Food Service	91

Total	1,389

  Direct to Consumer Points of Sale (Puntos Caliente and Pizza Alla Pala)

        We also distribute and sell our frozen food retail products through points of sale where retailers bake our frozen bread and pastries and sell them directly to consumer inside their stores (these retailers include supermarkets, gas stations, wholesale stores, among others). We refer to this points of sale as Puntos Caliente and we currently operate hundreds of them in Argentina and are expanding to include more, primarily in major supermarket chains, gas stations and fast food channels. We believe that these spots are a valuable service to supermarkets, gas stations, fast food retailers and other retailers who seek to offer their customers the prospect of freshly baked bread and other food products.

        Our level of involvement in these Puntos Caliente not only allows us to participate in the provision of our product portfolio but also permits us to partner with retailers and provide them with our technical advisory services. The management of these in-store bakeries benefits from the technical and advisory support of our sales team and use our Pureza brand. We offer advice on planning their layout, managing their operation preparing the ideal assortment of products, participating in product promotions, organizing product display and participating in the development of marketing materials and training of personnel. We also provide the correspondent ovens through a lease. The oven lease is priced at the cost of amortization plus a monthly maintenance fee. These fees are priced against the revenue generated by the oven and we use this information to determine the success of each of our Puntos Caliente.

        The ovens are digital and programmed by us in order to ensure optimum quality of the end product and our customer's experience. As part of our Puntos Caliente services, we have a team of specialists who provide technical assistance to use our ovens. Currently we have over 1,007 ovens operating at our Puntos Caliente points of sale. We believe that our Puntos Caliente points of sale help us further develop our brand of frozen foods by associating our brands with ready-made products.

        Similarly, we have opened a new pizza restaurant in Buenos Aires under the brand Pizza Alla Pala. Consistent with our strategy with Puntos Caliente, we will seek to develop our frozen food brands by focusing on high product quality and ensuring direct access to consumers.

Branded Industrial Products

        The main focus of our Branded Industrial Products segment is to supply inputs to our Retail Products segment, as well as to third-party branded industrial product customers. We sell flour, ready-mixed flour and additives through our Cañuelas, Florencia, Multi, Adelia María, Favorita, Leticia, Terminada, Rosafe, San Agustín and Pigüé brands. We manufacture our branded industrial products in our 24 production facilities (including three facilities we lease from third parties and related parties) in the region as well as three third-party production plants. According to FAIM, during 2017 and as of February 28, 2018, we processed over 28.4% and 29.4%, respectively, of the total volume of wheat processed in Argentina, making us the largest wheat flour producer in the country.

        Following the Cargill Acquisition, we now possess an installed milling capacity of 3.4 million tonnes per year, according to MAGyP. In addition, according to FAIM, we are the largest exporter of flour in Argentina by volume, exporting 399,664 tonnes and 100,740 tonnes during 2017 and as of March 31, 2018, respectively, representing 42% and 43%, respectively, of the total flour exported in Argentina during 2017 and as of February 28, 2018, respectively. In Argentina, our main third-party customers in this segment include Molinos Río de la Plata, Arcor, Mondelez, Bimbo and General Mills. Our Branded Industrial Products segment also includes our packaging production operation through the packaging business acquired from Cañuelas Pack S.A., which we use to differentiate our products through innovative and technologically advanced packaging.

        The following chart shows the evolution of our installed milling production capacity:

Installed Milling Capacity

        For the fiscal year ended November 30, 2017, our Branded Industrial Products segment generated AR$10,481 million in net sales, of which AR$8,867 million, or 42.5% of our total net sales, consisted of net sales to third parties, and AR$755 million in Adjusted Segment EBITDA, or 31% of our Total Adjusted Segment EBITDA. For the fiscal years ended November 30, 2015 and 2016, our Branded Industrial Products segment generated AR$10,850 million and AR$12,738 million, respectively, of net sales, of which AR$10,034 million and AR$11,282 million, respectively, or 64.4% and 49.1% of our total net sales, respectively, consisted of net sales to third parties and AR$338 million and AR$1,137 million of Adjusted Segment EBITDA, respectively, or 31% and 50% of our Total Adjusted Segment EBITDA, respectively.

        For the three-month period ended February 28, 2018, our Branded Industrial Products segment generated AR$2,836 million in net sales, of which AR$2,380 million, or 46% of our total net sales, consisted of net sales to third parties, and AR$220 million in Adjusted Segment EBITDA, or 44% of our Total Adjusted Segment EBITDA. The main inputs for our products consist primarily of different types of wheat flour, corn and soybeans. Our integrated production chain provides conditions for better production planning, better product quality, better production efficiency, more competitive prices and better control of production costs. The milled wheat flour we produce under Cañuelas and other brands is purchased by bakeries and other commercial retailers, including Cencosud, Walmart, Carrefour, DIA and others. The animal feed products we produce are sold to farms and other resellers.

        The following map shows the locations of our production facilities, distribution centers and commercial offices for our branded industrial products:

Business Lines

        We produce flour through our 17 industrial mills across the region, as well as two third-party production plants. The following table provides a historical overview of the growth of each of the business lines in our Branded Industrial Products segment for the fiscal year ended November 30, 2017, and for the three-month period ended February 28, 2018, by business line:

	For the Three-Month Period Ended February 28, 2018		For the Fiscal Year Ended November 30, 2017
	Net Sales	Percentage of Segment Net Sales	Net Sales	Percentage of Segment Net Sales
	(thousands of Pesos)%		(thousands of Pesos)%
Wheat Flour	1,503,603	63%	5,893,579	66%
Other Products	23,327	1%	112,608	1%
Soybean flour, oil and co-products	809,173	34%	2,668,741	30%
Packaging (Cañuelas Pack S.A.)	43,848	2%	191,781	2%

  Flour

        We produce flour for bakeries and other commercial producers of baked goods. We were the first Argentine mill to develop industrial ready-mixed flour for the production of French bread and other value-added products, such as pizzas. For the fiscal year ended November 30, 2017, our branded flour business line produced 1,428 tonnes of flour. For the fiscal years ended November 30, 2016 and 2015, we produced 832 thousand and 957 thousand tonnes of flour, respectively.

        The flour we produce at the 17 industrial mills used in our Branded Industrial Products segment in Argentina includes industrial scale refined flour as well as whitened flour.

        We sell the following types of flour under our Cañuelas brand:

Flour	Bag Sizes	Use
Grade 000	5kg, 25kg and 50kg	Production of French bread and other types of bread, pastries and cookies
Grade 0000	5kg, 25kg and 50kg	Production of pasta, sandwich bread, figazzas, fine pastries, pizza, cakes, alfajores, churros and doughnuts

Flour	Bag Sizes	Use
Grade 00 (Real)	50kg	Production of empanadas, cakes and pasta
Semolina	25kg and 50kg	Production of pasta and gnocchi
Whole-Wheat	25kg	Production of whole wheat cookies and bread

        In addition, we also sell specialized ready mixed flour for our customers utilizing the MultiHarina brand:

Flour	Bag Sizes	Use
Pizza	25kg	Pizza or the production of arab fugaza, grisines, marineras and flavored bread

Flour	Bag Sizes	Use
Bran Bread	25kg	Production of trenzas, espigas, chips, croissants, pizza and cookies
Milk Bread	25kg	Production of milk-based bread commonly consumed in Argentine households
Sweet Bread	25kg	Production of traditional, milanese, genovese, panettone, roscas and other traditional sweet bread
Vienna-style bread	25kg	Production of pebetes, burger bread, espigas, berlinesas

Flour	Bag Sizes	Use
Sandwich Bread	25kg	Production of different types of bread, cookies and grisines
Gnocchi	25kg	Production of the different varieties of gnocchi
Facturisima & Factugras	25kg	Production of pastries (both animal fat and butter fat based varieties)
Budin	25kg	Production of different types of sweet biscuits and cakes such as magdalenas, polvoronesi, pastrafrola, among others

        In addition to our branded industrial flour products, we also sell specialized industrial flours with an ISO 9001 certification in 25kg and 50kg bags. These flours include flour for fresh pasta, French bread made using slow and fast fermentation and sandwich bread.

        We are the principal supplier of several market leading producers of pasta, bread and other wheat based branded industrial products in Argentina, including Arcor, Mondelez and Molinos Río de la Plata.

        Flour presentations vary from big bag (1 tonne), bakery size (50kg), and small sizes (25kg). Shipments are made by trucks rented from third parties.

        In addition to our production in Argentina, we also have milling operations in Brazil and Uruguay. Our flour is processed in our plant located in Salvador, Bahia and offered in 25kg and 50kg packaging.

  Customers

        The production from our Branded Industrial Products segment is sold primarily to third-party customers which include bakeries and other commercial or industrial producers of baked goods in Argentina and is also exported outside Argentina. A number of the branded industrial products customers we supply in Argentina are also some of the primary direct competitors of our Branded Industrial Products and Retail Products segments. The majority of our over 3,000 customers consist of smaller bakeries and producers. For the year ended November 30, 2017, our third-party branded industrial products customers represented 85% of our net sales for the Branded Industrial Products segment. For the three-month period ended February 28, 2018, none of our third-party branded industrial products customers represented more than 5% of our net sales for the Branded Industrial Products segment.

        We supply other major food producers such as Arcor, Mondelez, and Molino Río de la Plata in Argentina. Our main customers in Uruguay are Geant, Ta-Ta, Multiahorro, Punta Ballenas, Pangiorno, Molino Puritas, Las Acacias, Pastas Giuliana, Amsterdam, Bimbo, Macro Mercado, El Trigal, McDonald's, Grupo Casino, Tienda Inglesa and Pagnifique. In Brazil, our main customers are Fabise, Limiar, Spoleto, Parme, Cencosud, Habib's, Guanabara and Vilma.

        According to MAGyP, the bakery sector is among the largest primary food products customers in Argentina and comprises approximately 33,000 bakeries throughout the country. According to Euromonitor, the per capita annual consumption of bread in Argentina was 44.7 kg in 2016. Total per capita annual bread consumption in Argentina is higher than annual consumption in Brazil (24.4 kg) but lower than in Chile (86 kg). Of the total flour produced in Argentina, 52.7% is directed towards the artisanal segment, which includes bakeries and smaller producers of baked goods. According to FAIM, the remainder is consumed by industrial cookie production, pasta production and bread production which represents 37.5% of the consumption of all milled flour in Argentina.

        Approximately 74% of our flour production in Uruguay is branded industrial products sold to third parties and approximately 26% is utilized by our Retail Products segment. Our mill in Uruguay, which was renovated in 2017, is capable of satisfying up to approximately 33% of local demand and is one of the ten largest mills in the country. The wheat for our flour production in Uruguay is primarily sourced domestically.

        In Brazil, as eating habits differ from Argentina, the consumption of wheat flour per-capita is lower. We have operations in the south and in the north-east regions of Brazil, which have a favorable tax treatment that leads to significant benefits for operating mills in the area. We expect our Brazilian operations to grow significantly in the coming years as we expect to direct a significant portion of our additional milling capacity to Brazil.

        The following chart illustrates the differences in bread consumption between western European countries and the principal markets in which we operate.

Bread Consumption by Country

Data from Euromonitor

  Distribution

        As part of our operations, we have dozens of vendors working directly with bakeries and other industrial buyers in Argentina. We service over 3,000 customers directly through our Branded Industrial Products segment. In addition, we have technical staff who visit customers to provide immediate solutions and advice for maximizing the quality of finished products prepared using our milled flour. The geographic distribution of our mills and distribution network allows us to meet our customers' needs. This is complemented by the mills acquired in the Cargill Acquisition which expanded our network. As part of our practice and due to our long-standing business relationships and diversified customer base, we extend credit to our customers.

        Our Branded Industrial Products segment in Uruguay has over 16 vendors. Our distribution operations in Uruguay service over 1,052 branded industrial products customers. In Brazil we have over 26 vendors, through which we service 1,246 customers.

  Export

        In addition to our regional sales of branded flour, we also export our various branded flour blends throughout the world in the fiscal year ended November 30, 2016 we were the largest exporter of flour in Argentina, exporting 272,000 tonnes during 2016, representing 44% of the total flour exported from Argentina. In the fiscal year ended November 30 2017, we exported 399,664 tonnes representing 42% of the total flour exported from Argentina, to countries across several continents. As of February 28, 2018, we exported 100,740 tonnes representing 43% of the total flour exported from Argentina, to countries across several continents.

  Soybean Processing

        We strategically produce processed soybean on a market opportunity basis, primarily for exports, including soybean flour, soybean oil, emulsifying agents, soybean husks and pellets. Our soybean processing operation typically yields soybean flour (71.06%), soybean oil (19.34%), pellets for animal consumption (5.78%) and emulsifying agents (0.59%). We consider our participation in the processed soybean market to be complementary to our strategy of maximizing the proportion of our farmer's agricultural products that we purchase. While we are actively exploring areas to further develop our soy processing activity for purposes of more regular value-added product offerings, we currently only engage in strategic processing when specific market opportunities arise.

  Mill Efficiency

        Prior to the Cargill Acquisition, we believed our mills were operating at maximum capacity in terms of annual output in tonnes per mill, considering industry standard time for maintenance and certain holidays. Maximum milling capacity is approximately 80% of our installed milling capacity. It takes into account the down-time for periodic preventive maintenance and other activities to maximize each mill's utilization. The mills we acquired as part of the Cargill Acquisition, were relatively under-utilized and operating significantly below their maximum capacity. At the time of acquisition, the acquired mills had been operating at 47.7% of their installed milling capacity for the eight-month period ended August 31, 2016. For the year ended November 30, 2016 the mills acquired with the Cargill Acquisition, were operating at 61% of their installed capacity as compared to 58% for the same year ended November 30, 2015. For the year ended November 30, 2017 and the three-month period ended February 28, 2018, the plants acquired as part of the Cargill Acquisition were operating at approximately 75.0% and 72.0%, respectively, of their capacity (as calculated on the basis of a 22-day of operation per month, which constitutes the market standard of calculating capacity of this type of facility).

  Competition

        There are approximately 180 milling operations in Argentina, which are primarily regional due to the cost of flour transportation. We believe that both the size of our output and our broad network of mills allow us to meet the needs of businesses across the country. By comparison, we believe that some of our competitors are limited to competing in more regional markets due to the limited network of mills with which they operate. According to FAIM, after taking into account the Cargill Acquisition, our mills produced over five times as much in 2015 as our closest competitor mill, Andrés Lagomarsino e Hijos S.A., by reported output.

  Packaging

        Cañuelas Pack S.A., our packaging subsidiary, provides packaging solutions for industrial food and other products at its 5,000 square meter plant located in the city of Cañuelas. In addition, this company is a pioneer in the fulfillment of the FSSC 22000 food standard, having obtained the applicable certification in July of 2016. Our packaging business is a key component of our vertically integrated business model and gives us a competitive advantage in packaging technology and innovation and allows us to rapidly develop and adjust our packaging needs for new product launches and other changes in marketing.

        Our packaging business produced an average of 409 tonnes per month of paper and plastic film-based packaging during the fiscal year ended November 30, 2017. The major inputs in our production process consist of substrates, polypropylene, polyethylene terephthalate, paper, inks and adhesives.

        As of November 30, 2017, our principal customer in the packaging business is our own Retail Products segment, which represented 48% of our net sales from packaging. As of February 28, 2018, our principal customer in the packaging business is our own Retail Products segment, which represented 49% of our net sales from packaging. These intersegment sales were eliminated for combination purposes. The remainder is separated amongst 80 to 90 customers in the consumer food and industrial products industry, such as Cabrales, SanCor, PepsiCo, Nevares, La Nirva, Jorgito and

Cinco Hispanos. We provide finished packaging materials to third-party customers and unfinished packaging materials to our Branded Industrial Products segment. In the case of our Retail Products segment, and unlike our third-party customers, we bill for the service of printing and provide materials at cost. As a result, while transactions with our Retail Products segment provides us with volume, the primary source of growth and profitability is from sales to third-party customers.

        According to our internal estimates, based on information from industry groups and providers, the size of the packaging market in Argentina was 84,000 tonnes a year for the fiscal year ended November 30, 2015. For the fiscal year ended November 30, 2015 and based on our internal estimates, we believe we are one of six major competitors in the packaging business in Argentina in terms of volume sold. Our primary competitors include Amcor PET Packaging de Argentina S.A., Bolsapel S.A., Celomat S.A., Petropack S.A. and Converflex Argentina S.A.

        We believe that the market is driven primarily by price, timing and the quality of services. We have recently acquired newer machinery and are in the process of digitalizing our process to permit deliveries in less than 30 days. This 30-day delivery time is consistent with the market standard. As of the date of this prospectus, we are awaiting machinery to begin processing our own polyethylene sheets from polyethylene pellets in order to produce better laminates. We also believe that the low percentage of packaging materials that are rejected is a good measurement of the quality of our services.

Agro-Services and Sustainable Sourcing

        Through our Agro-Services and Sustainable Sourcing segment, we source agricultural products in which Argentina, the location of our primary sourcing activities, enjoys significant competitive advantages, with the main objective of ensuring the consistent supply of agricultural products to our other business segments at the lowest cost and highest quality possible. We buy agricultural products in excess of our food production needs in order to ensure the selection of the best quality agricultural products for our food production. We seek to become a significant source of demand for the agricultural products grown by each of the more than 8,000 farmers from which we source agricultural products, thereby positioning our business as a reliable source of demand and services for such farmers while fostering a long-term relationship that gives us access to the quality and volume of agricultural products we require to support our food production operations to ensure economies of scale, increase our purchasing power and take advantage of market opportunities for our operations abroad.

        We obtain all of our agricultural products from third-party farmers or commodities brokers as we do not engage in farming. We foster and preserve direct contact and strong relationships with farmers through our Agro-Services business which acts as a one-stop supplier for farmers in our network providing a variety of products and services, including agricultural supplies such as seeds, fertilizers, farm machinery and other goods, as well as services such as insurance brokerage and, in each case, mostly in exchange for agricultural products. As of the date of this prospectus, we operate 61 branches, 52 one-stop supply stores and 19 conditioning and storage centers located across ten provinces in Argentina, offering convenience to farmers and providing our sourcing business with ready access to a substantial portion of Argentina's productive agricultural area. By offering our farmers the opportunity to purchase production supplies and services with agricultural products, we provide a unique value proposition that allows them to access goods and services without paying cash, thereby reducing their transaction costs, resulting in improved profitability. We also offer drying, storage and conditioning services to our farmers through our 19 conditioning and storage centers which facilitate the geographic distribution of our sourcing operations.

        We export a significant proportion of our excess agricultural goods. We also operate our own port, which is located in the Las Palmas port on the right bank of the Paraná River in northeastern Argentina and offers significantly reduced travel times on the Paraná River, resulting in a competitive advantage when compared to ports further upstream. The infrastructure at the Las Palmas port includes both cargo handling and port elevation facilities, servicing activities for our three segments. We expect to continue to use Las Palmas port to further increase our exports into Brazil and other countries in the region. For the fiscal years ended November 30, 2015 and 2016, our Agro-Services and Sustainable Sourcing segment generated AR$7,836 million and AR$13,924 million of net sales, respectively, of which AR$3,086 million and AR$7,958 million, respectively, or 19.8% and 34.7% of total net sales, consisted of net sales to third parties and AR$535 million and AR$571 million of Adjusted Segment EBITDA, respectively, or 49% and 25% of our Total Adjusted Segment EBITDA, respectively, for each period. For the fiscal year ended November 30, 2017, our Agro-Services and Sustainable Sourcing segment generated AR$13,312 million in net sales of which AR$6,845 million, or 32.8% of our total net sales, consisted of net sales to third parties and AR$901 million in Adjusted Segment EBITDA, or 37% of our Total Adjusted Segment EBITDA. For the three-month period ended February 28, 2018, our Agro-Services and Sustainable Sourcing segment generated AR$2,880 million in net sales, including pass through sales, of which AR$1,309 million, or 25% of our total net sales, consisted of net sales to third parties and AR$66 million in Adjusted Segment EBITDA, or 13% of our Total Adjusted Segment EBITDA.

        Since the main goal of our Agro-Services and Sustainable Sourcing segment is to provide agricultural products to our other segments, thereby maximizing the value of our vertically integrated business model through reliability of supply, access to high quality inputs and optimization of the logistics involved in the production process, we measure our success not only in terms of the financial return of this segment but also in the strength of our relationships with our farmers. We believe that we have developed a brand and reputation that is recognized and trusted by farmers.

Business Lines

        Our Agro-Services and Sustainable Sourcing segment encompasses the following business lines: agro-services, sustainable sourcing and port and logistics. The following table shows the percentage of net sales of our Agro-Services and Sustainable Sourcing segment for the fiscal year ended November 30, 2017, and for the three-month period ended February 28, 2018, attributable to each of the business lines that comprise it:

	For the Three-Month Period Ended February 28, 2018		For the Fiscal Year Ended November 30, 2017
Business Line	Net Sales	Percentage of Segment Net Sales	Net Sales	Percentage of Segment Net Sales
	(thousands of Pesos)%		(thousands of Pesos)%
Sustainable Sourcing	520,679	40%	2,688,989	39%
Agro-Services	656,284	50%	3,235,728	47%
Port and Logistics	131.608	10%	919,830	13%

  Sustainable Sourcing

        Our sustainable sourcing business line involves the acquisition, storage and commercialization of agricultural products. The main purpose of our sustainable sourcing business is to supply inputs to the food production processes of our Branded Industrial Products and Retail Products segments. The main agricultural products we obtain are wheat, sunflower, soybean, corn, barley and sorghum. With 61 branches, 52 one-stop supply stores and 19 conditioning and storage centers strategically distributed across substantially all of the country's principal agricultural production regions, we are the leader in direct agricultural product sourcing in Argentina, based on total tonnes originated.

        We sell agricultural products to both domestic and international oilseed processors, feed manufacturers, millers, livestock producers, intermediaries and wholesale agricultural product purchasers as well as to our other business segments. Some of our domestic agricultural products sales consist of are pass-through grain sales which involve sales of grain not used in the production process and for which we charge little or no margin.

        The main agricultural products we source from our farmers for our food production processes are wheat and sunflower seeds. Because we aim to strategically position ourselves as a key source of demand for the agricultural production of our network of farmers, we also buy other agricultural products they produce outside of the harvest seasons of wheat and sunflower seeds. Given that our farmer's produces much higher yields (by volume) of soybean and corn than wheat and sunflower seeds, the mix of our sourcing activities reflects higher volumes of soybeans and a substantial amount of corn. We see these two agricultural products as not only complementary to our business, but also strategically important to support a sustainable relationship with our farmers in order to meet our future sourcing needs.

        Of the total amount of agricultural products we sourced in Argentina during the fiscal year ended November 30, 2017, 35.5% was wheat, 30.4% was soybeans, 29.0% was corn, and the remainder consisted of sunflower, barley and sorghum. Of the total amount of agricultural products we originated in Uruguay during the fiscal year ended November 30, 2017, 98.1% was wheat, 1.4% was corn or sorghum, 0.5% was soybeans and the remainder sunflower seeds, sorghum and barley. Of the total amount of agricultural products we sourced in Argentina during the three-month period ended February 28, 2018, 36.7% was wheat, 21.6% was soybeans, 32.8% was corn, and the remainder consisted of sunflower, barley and sorghum.

        We obtain our agricultural products from farmers, directly through individual relationships, or through brokers, and either through an exchange for the products and services we provide through our Agro-Services business line or payment in cash. We also obtain some of our agricultural products from our own ownership interest in a crop cultivation field. We purchase approximately 70% of our agricultural products from a network of more than 8,000 farmers with whom we have strived to build sustainable and lasting relationships, and we buy the rest of our agricultural products from brokers. We do not directly engage in any farming operation. Due to the proximity of our various mills to most farmers in our network, we are able to offer competitive prices as we benefit from reduced logistics and transportation costs. While location and price are the key factors in sourcing, we strive to maintain the best possible relationships with farmers in our network by offering flexibility in our purchasing contracts, a fast decision-making process and a wide array of services and products that are valued by farmers.

        For the fiscal year ended November 30, 2017, our agricultural product sourcing business line generated AR$9,596 million of net sales, representing 70% of the net sales of our Agro-Services and Sustainable Sourcing segment. For the fiscal years ended November 30, 2015 and 2016, these figures amounted to AR$6,731 million and AR$12,766 million, respectively, or 70% and 74% of the net sales of our Agro-Services and Sustainable Sourcing segment, respectively.

        For the three-month periods ended February 28, 2017 and February 28, 2018, our agricultural product sourcing business line generated AR$1,176 million and AR$2,912 million of net sales, respectively, representing 84% and 79% of the net sales of our Agro-Services and Sustainable Sourcing segments, respectively.

        The following table provides a historical overview of the amount of main agricultural products sourced in the last three fiscal years:

	Sustainable Sourcing in Argentina for the Fiscal Year Ended November 30,(1)
	2017	2016	2015
	(tonnes)
Key Products in Food Production
Wheat	2,275,281	2,304,094	2,130,781
Total Production in Argentina	18,400,000	13,930,078	9,188,339
% of Total Production in Argentina Sourced by the Company	12.0%	17.0%	23.0%
Sunflower	196,643	207,528	168,026
Total Production in Argentina	3,400,000	3,146,258	2,063,410
% of Total Production in Argentina Sourced by the Company	5.8%	6.6%	8.1%
Complimentary Products
Soybean	1,947,025	3,937,308	2,779,817
Total Production in Argentina	57,800,000	61,322,476	53,317,720
% of Total Production in Argentina Sourced by the Company	3.4%	6.4%	5.2%

(1)
Source: United States Department of Agriculture (USDA)

        Pricing for agricultural products is based on market prices and set the day we sell agricultural or industrialized products as opposed to the delivery date. This pricing is agreed simultaneously with corresponding sales of agricultural products or manufactured products by us to our customers. As a result, a natural hedge is created whereby each acquisition of agricultural products at a set price is offset by a sale of agricultural products or manufactured products at a corresponding price that takes into account our acquisition margin. While we try to ensure that pricing of contracts matches future corresponding sales in order to create a natural hedge, the amount due to the farmer is determined at the time of final settlement and the payable itself is periodically adjusted by making reference to the open market price of the agricultural product. These contracts typically do not exceed two months in duration. Nevertheless, given that the payable is recorded and adjusted to reflect the open market prices at the time of the closing of the accounting statements, in certain cases, such as is the case with contracts entered into shortly before the end of an accounting period, the amount payable that is recorded at a period or year-end could differ from the amount that is actually paid when due. For further clarification, see Note 2.17 of our audited consolidated combined financial statements.

        We acquire a majority of our agricultural products upon delivery to storage facilities we operate. These facilities offer quality segregation, conditioning, elevation and storage services for harvested agricultural products. We currently own and operate 21 storage and elevator facilities located in and around major production areas in Argentina and Uruguay. These are large, efficient and well-maintained agricultural product storage facilities, which we believe create economies of scale and reduce our overall costs. Our facilities are strategically located throughout the country. We believe the strategic location of our elevators makes them attractive to farmers within an area of 100,000 to 150,000 hectares. We have also selectively located many of our elevators near our principal suppliers, domestic customers, vegetable oil refineries and key export points to reduce transportation costs and delivery periods for our products.

        The map below illustrates the geographic distribution of our commercial branches, distribution centers and conditioning and storage centers:

        In addition to our sustainable sourcing business in Argentina, we have sourcing operations in Uruguay, where we have developed a sustainable sourcing business that helps us supply our Branded Industrial Products segment in Uruguay, which has an installed milling capacity equal to 30% of the total installed milling capacity in Uruguay.

  Agro-Services

        To help foster our sourcing activities we offer farmers an array of goods and services that they acquire, primarily in exchange for agricultural products. We refer to this business line as agro-services. We sell these goods and services at margins that vary by product or service. Our aim is to be a one-stop supplier that provides all services and products needed by farmers in our network. We believe these relationships ensure the strength of our network and thereby enhance the sustainability of our sustainable sourcing business line. As of November 30, 2017, the payments for goods and services provided by farmers is primarily in the form of agricultural products. We believe we are one of the few and among the largest suppliers of these kinds of goods and services in Argentina in exchange for agricultural products.

        We try to select products and services that we believe, based on our research, that our farmers need, and that may further help us to strengthen the loyalty of our agricultural product sourcing network. The goods we offer include fertilizers, seeds, and other agricultural supplies. We partner with companies such as Claro, Monsanto and others to deliver these goods. The suppliers of many of the agricultural-related products (such as fertilizers and agrochemicals) that we resell to farmers provide us with extended credit lines such that our obligation to pay for these products matures during the harvest season (when we also receive payment in agricultural product from our farmers). These products also represent our most profitable products with an average margin of 26.5%, for the year ended November 30, 2017.

        The services we offer to farmers include the quality segregation, conditioning and storage of agricultural products, insurance and financial brokerage services and other activities. For the financial and insurance services we act as a broker and take a commission from the respective financial institutions and insurance companies. In addition, we also offer data transmission services to our farmers which we procure from Claro. This service also provides us with a communication platform to contact farmers.

        We categorize our farmers as either associated or non-associated. If a farmer (i) procures a majority of our products and services and (ii) we purchase 30-50% of the farmer's production, we consider that farmer to be an associated farmer. We further identify those associated farmers who we believe are thought-leaders in their local community and owners of their fields as VIPs. We provide VIPs with early access to our products and services. As of the fiscal year ended November 30, 2017, we had more than 8,000 farmers who regularly sell us their agricultural products.

        Under Argentine law, the payment for these goods and services in exchange for agricultural product provides a further incentive which helps us boost our revenues. We are constantly evaluating the inclusion of new services and products to our portfolio with the aim of strengthening our relationship with farmers in an otherwise commoditized market. Our Agro-Services business line provides us with an important and effective distribution channel reaching a vast network of high-income customers who provide us with significant up-side opportunities in connection with our core sourcing activities.

        We believe that, in many cases, we have the ability to incentivize our network of farmers to produce the specific agricultural products that are necessary for our food production business in order to ensure sufficient volume and quality.

        The goods and services that we provide are typically sourced directly from major suppliers. The size and scale of our network allows us to negotiate favorable terms with suppliers of agrochemicals, fertilizers and other agriculture-related supplies which, in turn, help us maximize our return on the products that we commercialize.

        As a standard practice in the agricultural service industry, we typically have up to one year to sell our products on credit from most of our suppliers. As a result, we do not have significant financing needs associated with the sale of goods and services to our network of farmers. Nonetheless, for transactions with farmers which are paid for in agricultural products to be delivered in more than 180 days (representing the duration of a crop cycle from growth to harvest), we include additional fees or adjust the price of agricultural products exchanged since the day of purchase based on the numbers of days elapsed of the specific the crop cycle.

        For the fiscal year ended November 30, 2017, our Agro-Services and Sustainable Sourcing segment generated AR$13,312 million in net sales of which AR$6,845 million, or 32.8% of our total net sales, consisted of net sales to third parties and AR$901 million in Adjusted Segment EBITDA, or 37% of our Total Adjusted Segment EBITDA. For the three-month period ended February 28, 2018, our Agro-Services and Sustainable Sourcing segment generated AR$2,880 million in net sales, including pass through sales, of which AR$1,309 million, or 25% of our total net sales, consisted of net sales to third parties and AR$66 million in Adjusted Segment EBITDA, or 13% of our Total Adjusted Segment EBITDA.

  Port and Logistics

  Las Palmas Port

        As part of our Agro-Services and Sustainable Sourcing segment, we lease from Molca S.A. and operate a large and strategically located port, which allows us to ship agricultural products and manufactured products from our Branded Industrial Products and our Retail Products segments. The objective of the Las Palmas port is to serve as an efficient tool in combination with our other logistics operations. We are not solely dependent on the Las Palmas operations for our exports, as we also export through other Argentine ports. Nevertheless, Las Palmas port allows us to retain a fully integrated portion of our exports business. The Las Palmas port boasts a strategic location on the right bank of the Paraná River in northeastern Argentina near our plant in Pilar and is less than 100 km away from the Buenos Aires port. The terminal is located in the middle of a unique 4,000 meters ridge and has an area of 144 hectares. The port area has a 350 meters wide and 65 feet deep navigable channel which makes the zone appropriate for crossing and allows ships to maneuver comfortably without the need of tug boats. In addition the area also has an additional 300 meters of coastal access and an additional of undeveloped land for future projects. The facility also has significant storage capacity and has a loading capacity of 1.5 million tonnes per year. Our port currently has 160 employees and will have direct access to the Five Nations Industrial Park we are currently developing. For further information on the Five Nations Industrial Park, see "—New Projects and Investments—Five Nations Industrial Park" and "Related Party Transactions—Material Contracts with Related Parties—Lease and Production Agreements with Related Parties—Las Palmas Port Lease".

        We believe the Las Palmas port significantly benefits from its strategic geographical location. As Las Palmas port is the closest grain terminal to the entrance of the Paraná River, incoming vessels can avoid the five main shipping routes upriver, which impose limits on a ship's draft and storage capacity, and also save on two tolls and the cost associated with 40 additional hours of pilot travel time to the nearest port of comparable size. The port serves an area which produces a substantial amount of agricultural products annually and benefits from its proximity to such area. We believe that its proximity to the mouth of the Paraná River and the productivity of the surrounding area confers a strategic advantage to the Las Palmas port in comparison to others on the Paraná River. We believe that the port's competitive advantage, its strategic location and the reduced navigation times it offers will lead to time improvements and faster load speeds.

        As noted below, we are currently developing an industrial park, which we refer to as the Five Nations Industrial Park near the Las Palmas port. We believe that the industrial park will result in important synergies for us and will increase demand for the Las Palmas port by third parties. For further information on the Five Nations Industrial Park, see "—New Projects and Investments—Five Nations Industrial Park".

Exposure to Individual Farmers

        While we seek to maximize the number of goods and services that we provide to farmers in our network, we also seek to diversify the farmers from which we source our agricultural products and other agricultural inputs and minimize our exposure to any region or group of farmers. As a result, we evaluate the provision of goods and services for agricultural products using a credit-committee like structure designed to keep our exposure between 30% and 50% of each individual farmer's total output. In the course of evaluating each farmer, we examine the following major characteristics: business outlook (including business experience), total assets and cash flow. In addition, we evaluate the farmer's credit worthiness by examining their credit rating (using a methodology similar to regulated banking entities in Argentina) and record references as well as their seed type, available land and farming plan. Note 3.3 of our audited consolidated combined financial statements describes our provision for potential defaults in connection with the credit we provide to farmers.

Exports

        Once purchased, agricultural products are either transported to one of our storage or processing facilities or sold to other companies in either the export or domestic market. In Argentina, we developed a wide logistics network that transports agricultural products principally by truck and, to a lesser extent, by rail. As part of this network we use trucks which we lease from third parties.

        Our international marketing operations link our agricultural products processing operations with our overseas customers while managing commodity, credit, freight and political risks. For the fiscal year ended November 30, 2017, our agricultural products exports consisted of 827,792 tonnes of agricultural products or 22% of the agricultural products sold in our Agro-Services and Sustainable Sourcing Segment. For the three-month period ended February 28, 2018, our agricultural products exports consisted of 169,922 tonnes of agricultural products or 20% of the agricultural product we sourced.

        The following map shows some of the current geographic range of our agricultural products exports:

Competition

        Markets for our Agro-Service and Sustainable Sourcing segment products are highly competitive, in large part because our products in this segment are agricultural products subject to relatively straight-forward product substitution. Competition is principally based on price, quality, product and service offerings, geographic location and relationship with farmers. Major competitors include but are not limited to: Molinos Río de la Plata S.A., certain agricultural cooperatives such as the Asociación de Cooperativas Argentinas C.L. and large regional companies such as Bunge Ltd.

Seasonality

        The activities in our Agro-Services and Sustainable Sourcing segment are inherently seasonal. Farmers generally harvest and sell wheat from December through February, sunflower seeds from February through March and soybeans from April through August. As a result the majority of our sourcing, port and export activities are concentrated during December to January in the case of wheat and February through August in the case of sunflower seeds and soybeans.

        In relation to our Retail Products and Branded Industrial Products segments, we believe there is no significant seasonality in our products, however, certain products tend to experience a slight volume increase during winter months. Vegetable oils are sold all year round and flours have a higher consumption rate during the winter months. Cookie sales tend to decrease during the summer, with sweet cookies being the most affected.

        As a result of the above factors, there may be significant variations in our financial results from one quarter to another in connection with the seasonality of our Agro-Services and Sustainable Sourcing segment. See "Risk Factors—Risks Related to our Business—Our business is seasonal, and our cash flow may fluctuate significantly depending on the crop growing cycle".

New Projects and Investments

        As part of our business plan we are always evaluating new investment opportunities to further develop our vertically integrated business and improve our results. Our main areas of focus for growth currently are: regional development, business line expansion and retail and food service expansion. As of the date of this prospectus, we are currently exploring and developing the following new opportunities:

  Retail and Food Services Expansion

        At the Spegazzini facility we currently have production lines for the following frozen food products:

  •
  precooked breads: classic line, sandwich line and rustic line;

  •
  puff pastry line; and

  •
  pizzas.

    We anticipate that our expansion of the frozen business will include:

  •
  the development of a temperature controlled frozen food logistics network, with a range designed to cover all of Argentina;

  •
  technical advice on baking our frozen food products;

  •
  the installation of special ovens at strategic points of sale, aiming to ensure the consistent quality of the final product;

  •
  a call center with 24 hours service to provide prompt responses to our customers; and

  •
  expansion towards international markets.

        With the increased production capacity resulting from the Spegazzini expansion, we intend to continue to launch innovative products using new production lines such as frozen croissaints (medialunas), muffins, cupcakes, brownies ready meals (pasta boxes), additional varieties of buiscuits, pizzas, pastries, amongs others.

        In addition, we are currently supplying McDonald's, YPF and Shell with frozen bread products. We have already begun supplying local McDonald's franchises with Kaiser rolls for breakfast meals. Similarly, we have begun supplying pastries and croissants (medialunas) to YPF and Shell convenience stores. In connection with these activities, we have identified a significant opportunity in the convenience food category.

  Retail Pizza

        Through our subsidiary, Tiendas Gourmet S.A.U. (formerly Molinos Puntanos S.A.), we have begun developing direct-to-consumer retail projects with the goal selling the retail products that we develop directly to the end-consumers. The first of these projects is our Pizza Alla Pala project. Our Pizza Alla Pala project has the goal of creating a leading retail space built on the principles of quality, innovation and an appealing brand. We make pizza using our frozen food products and serve it on unique stylish wooden boards designed to evoke traditional pizza making. The product is unique in that it offers on-the-go offerings with pre-frozen food products which offer more variety and consistent freshness. Its square shape also permits easier slicing. The products sold at Pizza Alla Pala are designed for both sit-down and on-the-go consumption. These pizzas can be sliced in different portions for consumer ease.

        We hope to offer a high quality retail product based on our high quality ingredients and improved technology. We believe that our pizza's unique format contributes to our brand recognition and increases the appeal of our product. We further believe that the use of our high-quality ingredients along with the pizza's unique presentation will result in an innovative product which appeals to consumers due in part to its competitive price.

  Five Nations Industrial Park

        As part of the further development of activities at the Las Palmas area, we are currently evaluating the development of an industrial park in the Las Palmas area, which we call the Five Nations Industrial Park. As of the date of this prospectus, we are still evaluating the financing and expenses associated with the project and we do not have capital expenditures or a timetable set at for this expansion. In the course of its development, we will look to invite global producers of value-added products with internationally recognized brands that will use inputs from our Agro-Services and Sustainable Sourcing and Branded Industrial Products segments. We intend to offer these global producers our sourcing capacity and value-added agricultural products production as well as our distribution networks in Argentina, Uruguay, Brazil, Bolivia and Paraguay in order to further capitalize on our integrated value chain and logistics network. We hope to act as both a supplier and an end-to-end distributor for companies producing industrial and consumer products in the Five Nations Industrial Park by sourcing agricultural products and also providing delivery and shipment of finished products through the Las Palmas port.

        In connection with the development of the Five Nations Industrial Park, we intend to expand our cargo container operations at Las Palmas port. We expect to undertake the expansion of the Las Palmas port concurrently with the development of the Five Nations Industrial Park. We are still evaluating the financing and expenses associated with this project. We believe that the Las Palmas port will further increase the appeal of this location as a potential production and regional distribution hub.

        The property in which the Las Palmas port and the Five Nations Industrial Park are located is currently owned by our affiliate, MOLCA S.A. Under the terms of our leasing agreement with MOLCA S.A., we lease these properties for US$1.5 million per year. For a further description of this agreement, see "Related Party Transactions—Material Contracts with Related Parties—Lease and Production Agreements with Related Parties—Las Palmas Port Lease".

Megaseed

        Megaseed S.A. is one of our subsidiaries dedicated to research and development of agricultural products with a focus on genetic innovation of wheat seeds and technological investment. Megaseed's product development goals include:

  •
  improving yield;

  •
  increasing the density of wheat spikelets;

  •
  developing wheat variants with better baking quality;

  •
  improved sprout capacity; and

  •
  increasing protein and gluten content.

Environmental and Quality Management

        In connection with our various business operations, we comply with several international and local quality standards. In 2014, we applied for certain environmental and food safety standards under the International Standardization Organization, or ISO, for all of our facilities. We obtained these certifications during 2014 and 2015. Currently, all of our retail product production facilities are in compliance with ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and SEDEX—SMETA for retail products. In addition the Las Palmas port are in compliance with ISO 14001. Our packaging business is certified with ISO 22000 and is currently in the process of obtaining its ISO 14001 and OHSAS 18000 certification.

        In addition to the foregoing, we are required under our IFC Facility, to remain compliant with ISO 14001 and OHSAS 18001. Our facilities are subject to an annual audit to confirm compliance with standards and with our obligations under the IFC Facility agreement. For further details on the IFC Facility agreement and its terms, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness."

        We also periodically conduct internal audits to ensure our compliance with applicable standards. In addition, each of our facilities has both a quality management and occupational health, safety and environmental standards supervisor who are responsible for maintaining the management system on an annual basis. Our supervisors at each facility are subject to spot audits by management and also participate in interplant audits to ensure that any improvements or best practices at any one of our facilities is disseminated throughout each facility.

        We are enrolled in the United Nations Global Compact (Pacto Mundial de las Naciones Unidas), committed to support the Ten Principles of the United Nations Global Compact (Diez Principios del Pacto Mundial de las Naciones Unidas) related to Human Rights, Labor, Environment and Anti-Corruption, integrating these principels into our business strategy, culture and operations. As a recognition of the efforts we continuously make in our operations, in 2017 we received the award from the CFI.co journal of the World Bank for the best Social, Environmental and Government Management in Agro-Industries of Argentina.

Research and Development

        The core purpose of our research and development operation is to foster innovations, develop improved versions of our existing products and develop new product offerings. These goals require constant research, testing of new designs and packaging and focus group testing with our customers. We also attend exhibitions and trade shows in other countries, especially in Europe. For example, our vegetable oil nozzle was developed after several testing trials of different types of nozzles offered in European exhibitions and trade shows. The results of these trials provided data which, after a detailed analysis, allowed us to choose the vegetable oil nozzle that best fit our consumers' needs.

        Each of our production facilities has a research and development group focused on both optimization and product research. Though based at separate locations, our research and development operations are centrally managed and planned. Our research labs have modern equipment in order to ensure that our quality control and other activities are carried out effectively.

        Our research and development purpose has allowed us to develop and launch products with new features in the Argentine market. For example, we were the first producer of flour fortified with vitamins through our Pureza brand. Following our successful launch, the Administración Nacional de Medicamentos, Alimentos y Tecnología Médica (National Administration of Medicine, Food and Medical Technology), which we refer to as the Argentine Food Regulator, visited us in order to better understand the ingredients and technology used for the production of this fortified flour. The Argentine Food Regulator later enacted the regulation which now requires every producer of flour for human consumption to be enriched with certain minerals, including iron, folic acid, thiamine, riboflavin and niacin.

        In addition, our Branded Industrial Products segment has also developed various ready-mixed flours for different styles of bread, including for the elaboration of French breads and other products by artisanal bakeries.

        We believe our Pureza products with whole wheat flour and self-rising flour with natural yeast are the first products with these ingredients in Latin America and currently have over ten years in the market. The natural yeast based self-rising flour is a product developed after research into consumers eating habits in Argentina. The results showed that consumers (especially young consumers and young mothers) required faster cooking times for home-made pizza. As a consequence, we developed self-rising flour which (i) permitted a ten minute preparation time and ten minute cooking time (compared to a two hour preparation and cooking time with regular flour), (ii) included natural yeast instead of chemical yeast, and (iii) was offered at a competitive price when compared to flour and yeast purchased separately.

        In regards to product development, we have developed and launched the following products:

  •
  Pureza flour with healthy fiber;

  •
  Paseo crackers and 9 de Oro biscuits made with oil rich in Omega 9, 0% trans fats and 0% cholesterol;

  •
  Pureza fortified flours enriched with vitamins;

  •
  bottles of Cañuelas oil with an exclusive waste-reducing pouring spout;

  •
  Mamá Cocina breadcrumbs and breading with high fiber content; and

  •
  dry mixes for vienna bread, bran bread, pizzas, pastries, panettone and multi-flour dry mixes for the bakery industry serviced by our Branded Industrial Food segment.

        In addition to our product development, our other recent developments include:

  •
  the use of more ergonomic packaging and spill preventing nozzle for our vegetable oil products, which gives the user a better product experience and prevents oil from being wasted when compared to the regular nozzles found in other vegetable oil offerings by other producers; and

  •
  the use of clear plastic domes to facilitate storage of agricultural products and protection at our elevator facilities.

Trademarks

        Our products are marketed under a variety of valuable trademarks. Some of the more important trademarks used in our global operations include Pureza, Cañuelas, 9 de Oro, Multiple, San Agustín, Mamá Cocina, Paseo, and Cukis, among others. We protect these trademarks as appropriate through registrations in Argentina and other jurisdictions. We defend our registered marks through oppositions to new trademark applications when we believe that a new proposed brand infringes on our trademarks. We have several opposition actions in Argentina, Paraguay and Brazil as part of the regular defense of our trademark portfolio. We do not believe that any of these actions or any other proceedings could materially adversely affect our trademark portfolio.

        Depending on the jurisdiction, trademarks are generally valid as long as they are in use or their registrations are properly maintained and they have not been found to have become generic. Our entire trademark portfolio is registered and owned by us in Argentina and the majority of it has been registered in the other countries in which we operate or sell, including Brazil, and Uruguay. In Brazil and Uruguay, our Pureza brand has not been registered as the name is considered generic. We do not commercialize our products under the Pureza brand in Uruguay. In Brazil, we have registered the brand Pureza Premium. Additionally, our Paseo brand has not been registered in Bolivia, Chile and Brazil.

Properties and Facilities

Retail Products and Branded Industrial Products Segments

        We manufacture our branded industrial products in our 21 production facilities in the region as well as three third-party production plants. The following table provides an overview of our various facilities, their location, ownership and operational activity:

Facility	Province, Country	Production Capacity (tonnes per year)	Current Use	Certifications	Utilization Rate of Branded Industrial Product Line(1)	Utilization Rate of Retail Product Line
Central Administration	Buenos Aires, Argentina		Offices	ISO 27001
Cañuelas	Buenos Aires, Argentina	(i) Flour (branded): 382,752(2); (ii) Flour (retail): 182,328; (iii) Vegetable Oil: 88,000 (iv) Ready-mixed; Products: 31,808 (v) Bread Crumbs: 6,831	Flour; Vegetable Oil; Ready-mixed Products; Bread Crumbs	ISO 9001:2008; ISO 14001:2004; OHSAS 18001:2007; ISO 22000:2005; FSSC 22000; GMP+B2: 2010; FDA	59% Flour	69% Flour, 89% Vegetable Oil, 57% Ready-mixed Products, 91% Bread Crumbs
Río Cuarto	Córdoba, Argentina	Pasta: 11,832	Pasta	ISO 9001:2008; ISO 14001:2004; ISO 22000:2005; OHSAS 18001:2007		42%
Granadero Baigorria	Santa Fe, Argentina	Cookies and Biscuits: 31,560	Cookie and Biscuit Production	ISO 9001:2008; ISO 14001:2004; ISO 22000:2005 and OHSAS 18001:2007; FDA		69%
Carlos Spegazzini	Buenos Aires, Argentina	(i) Cookies & Bread Crumbs: 21,155; (ii) Frozen Foods: 23,477	Cookies; Bread Crumbs; Frozen Foods.	ISO 9001:2008; ISO 14001:2004; OHSAS 18001:2007; ISO 22000:2005; FSSC 22000; FDA		(i) Cookies & Bread Crumbs 76%; (ii) Frozen Foods 42%
Salta	Salta, Argentina	Flour (branded): 72,006(2)	Flour	ISO 9001:2008; ISO 14001:2004; ISO 22000:2005; OHSAS 18001:2007	85%
Tucumán	Tucumán, Argentina	Flour (branded): 95,040(2)	Flour		53%
San Luis	San Luis, Argentina	Balanced Meal: 30,660(2)	Balanced Meal		4%
Adelia María	Córdoba, Argentina	Flour: 263,520	Flour; Ready-mixed Products	ISO 9001:2008; ISO 14001:2004; OHSAS 18001:2007; ISO 22000:2005; FSSC 22000	70%
Molinos Florencia	Córdoba, Argentina	Flour (branded): 327,600(2)	Flour		69%
Molino Americano	Córdoba, Argentina	Flour (branded): 108,000(2)	Flour	ISO/FSSC 22000(3)	5%
Realico	La Pampa, Argentina	Flour (branded): 122,342(2)	Flour	FSSC 22000; ISO 14001(3)	49%
Chacabuco	Buenos Aires, Argentina	Flour (branded): 241,920(2)	Flour	FSSC 22000; ISO 14001(3)	59%
Pigüé	Buenos Aires, Argentina	Flour (branded): 190,080(2)	Flour; Ready-mixed Products	ISO 9001:2008; ISO 14001:2004; OHSAS 18001:2007; ISO 22000:2005; FSSC 22000	73%
Tres Arroyos	Buenos Aires, Argentina	Flour (branded): 224,640(2)	Flour	FSSC 22000; ISO 14001(3)	30%
Resistencia	Chaco, Argentina	Flour (branded): 104,544(2)	Flour	FSSC 22000; ISO 14001(3)	55%

Facility	Province, Country	Production Capacity (tonnes per year)	Current Use	Certifications	Utilization Rate of Branded Industrial Product Line(1)	Utilization Rate of Retail Product Line
Rosario	Santa Fe, Argentina	Flour (branded): 194,400(2)	Flour	FSSC 22000; ISO 14001(3)	58%
Pilar	Buenos Aires, Argentina	Flour (branded): 457,056(2)	Flour	FSSC 22000; ISO 14001(3)	64%
Cañuelas Pack	Buenos Aires, Argentina	Packaging: 5,200	Packaging	FSSC 22000; ISO 9001; ISO 14001(3)	94%
San Justo	Buenos Aires, Argentina	Flour: 200,448(2)	Flour	FSSC 22000; ISO 14001(3)	30%
Molino Cañuelas Uruguay	Montevideo, Uruguay	Flour (branded): 120,000(2)	Flour	ISO/FSSC 22000(3)	77%
Moinho Cañuelas	Salvador Bahia, Brazil	Flour (branded): 108,000(2)	Flour	ISO/FSSC 22000(3)	94%
Moinho Cañuelas	San Pablo, Brasil	Flour (branded): 150,000(2)	Flour	ISO/FSSC 22000(3)	—

(1)
We define Utilization Rate as the maximum milling capacity divided by the installed milling capacity.

(2)
Refers to wheat milling production capacity.

(3)
In process of being implemented.

        As of the date of this prospectus, the certification of mills acquired in connection with the Cargill Acquisition are still being transferred by Cargill.

Agro-Services and Sustainable Sourcing Segment

        Our Agro-Services and Sustainable Sourcing segment has 61 branches, 52 one-stop supply stores and 19 conditioning and storage centers strategically distributed across substantially all of the country's principal agricultural production regions. We also have storage facilities at our soybean and corn processing plants where we store agricultural products from farmers and other sellers directly for processing.

  •
  In Uruguay we have one facility, located in Montevideo.

  •
  In Brazil, we have one facility located in Salvador de Bahía, a branch and a storage facility in San Pablo and Río de Janeiro and a storage facility in Pernambuco.

        The following table lists our commercial branches in Argentina and their location:

Facility Name	Province
Adelia María	Córdoba
Alcira Gigena	Córdoba
Alejo Ledesma	Córdoba
Azul	Buenos Aires
Balcarce	Buenos Aires
Bandera	Santiago del Estero
Bell Ville	Córdoba
Canals	Córdoba
Charata	Chaco
Charras	Córdoba
Chivilcoy	Buenos Aires
Córdoba	Córdoba
Coronel Hilario Lagos	Córdoba
Coronel Moldes	Córdoba
Coronel Pringles	Buenos Aires
Coronel Suarez	Buenos Aires

Facility Name	Province
Daireaux	Buenos Aires
Etruria	Córdoba
Gancedo	Chaco
General Belgrano	Buenos Aires
General Levalle	Córdoba
General Pinto	Buenos Aires
Gonzalez Chaves	Buenos Aires
Gualeguay	Entre Ríos
Gualeguaychu	Entre Ríos
Huinca Renanco	Córdoba
Inriville	Córdoba
Intendente Alvear	La Pampa
Jesús Maria	Córdoba
Jovita	Córdoba
La Carlota	Córdoba
Laboulaye	Córdoba
Las Acequias	Córdoba
Lincoln	Buenos Aires
Lobos	Buenos Aires
Isla Verde	Córdoba
Necochea	Buenos Aires
Pehuajo	Buenos Aires
Pigüé	Buenos Aires
Presidencia Roque Saenz Peña	Chaco
Pueblo Italiano	Córdoba
Realico	La Pampa
Ricardone	Santa Fe
Río Cuarto	Córdoba
Rufino	Santa Fe
Sacanta	Córdoba
Saladillo	Buenos Aires
Salta	Salta
Sampacho	Córdoba
San Antonio De Areco	Buenos Aires
San Francisco	Córdoba
Tandil	Buenos Aires
Tres Arroyos	Buenos Aires
Tucumán	Tucumán
Vedia	Buenos Aires
Venado Tuerto	Santa Fe
Vicuña Mackenna	Córdoba
Villa María	Córdoba
Villa Mercedes	San Luis
Villa Valeria	Córdoba
Sancti Spiritu	Santa Fe

        The following table lists our one-stop supply stores:

One-Stop Supply Stores	Province
Adelia María	Córdoba
Alcira Gigena	Córdoba
Bell Ville	Córdoba
Canals	Córdoba
Charata	Chaco
Charras	Córdoba
Chivilcoy	Buenos Aires
Coronel Pringles	Buenos Aires
Etruria	Córdoba
Gancedo	Chaco
General Levalle	Buenos Aires
General Pinto	Buenos Aires
Gonzalez Chaves	Buenos Aires
Intendente Alvear	La Pampa
Jesús María	Córdoba
Jovita	Córdoba
La Carlota	Córdoba
Laboulaye	Córdoba
Lincoln	Buenos Aires
Lobos	Buenos Aires
Pigüé	Buenos Aires
Presidencia Roque Saenz Peña	Chaco
Realico	La Pampa
Río Cuarto	Córdoba
Sacanta	Córdoba
Saladillo	Buenos Aires
San Francisco	Córdoba
Tandil	Buenos Aires
TLP (Zarate)	Buenos Aires
Tres Arroyos	Buenos Aires
Tucumán	Tucumàn
Vedia	Buenos Aires
Venado Tuerto	Santa Fe
Villa María	Córdoba
Villa Mercedes	San Luis
Sampacho	Córdoba
Inriville	Córdoba
Gualeguay	Entre Ríos
Gualeguaychu	Entre Ríos
Coronel Suarez	Buenos Aires
Daireaux	Buenos Aires
Azul	Buenos Aires
Balcarce	Buenos Aires
Bandera	Buenos Aires
Coronel Moldes	Córdoba
General Belgrano	Buenos Aires
Ricardone	Santa Fe
San Antonio de Areco	Buenos Aires

One-Stop Supply Stores	Province
San Eduardo	Santa Fe
Vicuña Mackenna	Córdoba
Villa Valeria	Córdoba
Alejo Ledesma	Córdoba

        The following table lists the agricultural product conditioning and storage centers in Argentina:

Plant or Storage Facility	Province
Adelia María	Córdoba
Avia Terai	Chaco
Cabred	Buenos Aires
Capilla del Señor	Buenos Aires
Coronel Suarez	Buenos Aires
General Lavalle	Buenos Aires
Gonzalez Chaves	Buenos Aires
Hilario Lagos	La Pampa
Justo Daract	San Luis
Laboulaye	Córdoba
Monte de los Gauchos	Córdoba
Pigüé	Buenos Aires
Pinedo	Chaco
Ricardone	Santa Fe
Río Cuarto	Córdoba
San Pedro de Guasayan	Santiago del Estero
Vedia	Buenos Aires
Vicuña Mackenna	Córdoba
Washington	Córdoba

Employees

        As of November 30, 2017, we had approximately 3,500 full and part-time employees. In Argentina, our employees are represented by eleven unions and approximately 60% of our employees benefit from collective bargaining agreements.

        The collective bargaining agreements to which we are a party are comparable to other such agreements in Argentina and are mandatory for the companies that perform the activities described in each of them. We are party to nine collective bargaining agreements in Argentina.

        In addition to our collective bargaining agreements in Argentina, our mill employees in Uruguay are also members of the Federación de Obreros y Empleados Molineros y Afines. In November of 2016, the union in Uruguay was holding salary negotiations at a national level. In connection with these negotiations, the union entered into a series of work stoppages that lasted five days. In addition, in May of 2015 there was a nation-wide strike of the union for vegetable oil workers in Argentina known as the Aceiteros. This strike lasted for 26 days and corresponded to national labor negotiations. Other than this brief stoppage in our Uruguay facility and the national strike in Argentina which affected our operations, we have not had a labor stoppage or other material labor dispute in the last three years. For further information on the risk of labor disputes, see "Risk Factors—Risks Related to Our Business—Failure to maintain our relationships with labor unions may have an adverse effect on us".

Food Quality and Safety Regulations

        Our activities are subject to a wide range of national, provincial and municipal rules and regulations, mainly in the areas of the environment, public health, social security and consumer protection. As of the date of this prospectus, we believe we are in compliance with the legal framework of the countries in which we operate. We also possess all of the required material permits and licenses for carrying out our activities.

        Below is a summary of the primary regulations to which our activities are subject to:

  Consumer Protection Regulation

        Pursuant to the Argentine Consumer Protection Law, its complementary regulation (such as the Argentine Fair Trade Law No. 22,262 and the Argentine Antitrust Law No. 25,156), and the Argentine Civil and Commercial Code, there are a number of rules related to consumer protection to which we are subject.

        According to the Consumer Protection Law, individuals and both private or public entities engaged in commercial activities, even if occasional, or dedicated for example to the production, importation, distribution and commercialization of goods or services to consumers or end-users, are considered suppliers of these goods and services. As a result, they are subject to the rules under the Consumer Protection Act and other regulations that protect consumers.

        The Consumer Protection Law establishes a set of obligations to suppliers that aim to protect the consumers through specific provisions that outline the liability of each party participating in a consumer transaction. For example, the regulation provides that an offer made to potential and unknown customers obliges the supplier for all the time the offer is public or until its public revocation. In addition, the regulation establishes that the terms included in advertisements, announcements, prospects, mailshots and in general, any public communication, bind the seller or supplier and shall be part of any agreement with a consumer. Non-compliance with the terms of an offer (as described by the applicable law) shall be considered an unjustified refusal and may lead to sanctions which may vary of up to AR$5 million (approximately US$0.3 million according to the venta de divisas exchange rate reported by the Banco de la Nación Argentina as of February 28, 2018) in fines, besides the possible application of punitive damages, to severe sanctions such as the mandatory closing of an establishment in order to prevent suppliers from violating more regulations.

        In general, the supplier may be liable for any damage a consumer may suffer as a consequence of the use of the good or service. However, the Consumer Protection Law imposes joint liability on the producer, the manufacturer, the importer, the distributor, the supplier, the seller and the owner of the relevant trademark, for all the damages caused by any damaged or risky good or service. To avoid any such potential liability the supplier must prove that the damage was not caused by it.

        Finally, according to Consumer Protection Law, certain clauses of the agreements between sellers and consumers are considered null or void, including, for example, those which provide exemptions or waivers for the benefit of suppliers.

  Food Production Regulation

        As a manufacturer of primary food products, we are subject to environmental and administrative regulations, both at a federal and provincial level. Pursuant to the Argentine Federal Code on Food, establishments that produce, manufacture or process food products must register with the National Registry of Establishments before commencing any activity. Each of our locations involved in the production of primary food products is registered with the National Registry of Establishments. In addition, each of our branded industrial products must be registered, before its sale, at the National Registry of Food Products.

        Due to our significant number of activities related to the storage, processing, distribution, resale and transportation of agricultural and primary food products, we are subject to the provisions of the Argentine Federal Code on Food and other complementary rules such as MAGyP Resolution No. 21-E/2017. This resolution requires that Argentine entities like us, which carry out activities related to the trade and/or industrialization of primary food products, must register with the Sole Registry of the Agro-Industrial Chain (Registro Único de Operadores de la Cadena Agroindustrial, or "RUCA" for its acronym in Spanish). We are currently registered and in compliance with Resolution No. 21-E/2017.

        In addition to general regulations applicable to food products, we are also subject to specific regulations for some of the foods that we produce. For example, all producers of wheat flour must register before the Argentine National Institute of Food. In addition to requiring our registration, the Argentine National Institute of Food maintains a database which gathers information on every wheat flour producer, including ourselves.

        In addition, we are subject to Argentine Law No. 25,630 which provides that wheat flour for human consumption must be enriched with certain minerals, including iron, folic acid, thiamine, riboflavin and niacin.

  Export/Import

        As a commercial operator dedicated to the export and/or import of animal or vegetable products, we are required to register with the Argentine Registry of Importers and Exporters (Registro de Exportadores y/o Importadores) in accordance with General Resolution No. 2570/09 enacted by the AFIP and Resolution No. 492/2001 enacted by the Argentine National Food Safety and Quality Service (Servicio Nacional de Sanidad y Calidad Agroalimentaria) or SENASA. Resolution No. 492/2001 requires that the import or export of any animal or vegetable, including their reproductive materials, any derived products, any animal or vegetable byproduct and any products containing animal or vegetable ingredients must be registered with the Argentine Registry of Importers and Exporters, which is managed by SENASA.

        In order to export, we are also required to provide sworn affidavits (declaración jurada de ventas al exterior), which we refer to as DJVE, relating to the agricultural products that we export in accordance with Argentine Law No. 21,453. Argentine Law No. 21,453 requires companies to submit these affidavits (which include an export commitment) before the Ministry of Agroindustry in order to calculate the applicable export tariff to which they are subject. Recently, the requirement to comply with any export commitment pursuant to the affidavit was eliminated.

  Environmental Matters

        As of the date of this prospectus, we are not involved in any clean-up sites or activities related to waste disposal operation. Our operations are subject to a number of national, provincial and municipal environmental regulations.

        Argentine law regulates the minimum standards for achieving environmental sustainability and the preservation of biodiversity. Any project or activity capable of significantly degrading the environment or which may adversely affect quality of life, is subject to an environmental impact assessment prior to being carried out. In addition, under Argentine law, any actual damage to the environment triggers additional duties and obligations which require the restoration of the environment to its former condition or, if not technically feasible, the payment of compensation to a specific fund.

        Other Argentine environmental laws regulate matters relating to: (i) hazardous, industrial and household waste management; (ii) water management; (iii) air pollution; (iv) native forest woods conservation; and (v) the management, transportation and disposal of hazardous substances; among others.

        Argentine administrative laws and regulations regarding environmental protection are primarily instituted at the provincial level. Their applicability to any industrial or service activities ultimately depends on where such activities are carried out. For that reason, any commercial industrial or service facility must maintain its own environmental permit in accordance with applicable local regulations.

        Such permits are required for various industrial and commercial activities including: (i) the generation, storage, transport and disposal of hazardous and infectious wastes, (ii) the use of equipment subject to high pressure levels, (iii) the use of fuel tanks, (iv) the use of chemical precursors (including registration requirements with the National Registry of Chemical Precursors or Registro Nacional de Precursores Químicos), (v) the use disposal and storage of pesticides, agrochemical products and crop protection agents and (vi) the disposal of liquid effluents and gas emissions, among others. The use of public water is also subject to the granting of specific permits by each provincial jurisdiction.

        Any violation of the aforementioned laws or any other provincial environmental laws and regulations may subject us to civil, criminal and administrative penalties, including an obligation to engage in environmental remediation, the payment of damages, suspension of operations and the closure of non-compliant or infringing facilities. In addition, tort, administrative and criminal liability may also be extended to our executive officers, directors, statutory auditors and/or other officers who participate in the company's decision-making process.

        Our facilities and field activities may involve the use of potentially hazardous material, which are subject to health, safety and environmental regulations.

        As of the date of this prospectus, we believe that neither the outcome of any existing environmental, judicial and/or administrative proceedings nor our compliance in general terms with material environmental laws or regulations will have a material adverse effect upon our capital expenditures, earnings, or competitive position.

Insurance

        The type and level of insurance coverage we obtain is determined based on our consultation with leading insurance brokers. We are insured with leading local insurance companies against a variety of risks, including civil liability, fire and property damage and export credit risk. We believe our level of insurance coverage is customary and appropriate for a company of our size and with respect to our activities.

        We believe that our insurance coverage is reasonable in amount and consistent with industry standards in the countries in which we operate, and do not anticipate being unable to renew any of our insurance policies.

Changes in Argentine Politics

        Presidential and Congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015 and since then, has announced several significant economic and policy reforms, including:

  •
  Foreign Exchange Reforms.  The Macri administration announced certain reforms to the foreign exchange market that have provided greater flexibility and easier access to the foreign exchange market to both companies and individuals. Currently, there is free access to the Foreign

    Exchange Market, to purchase foreign currency without prior authorization from the AFIP. The main measures adopted as of the date of this prospectus include:

    •
    the reestablishment of Argentine residents' rights to purchase and remit foreign currency outside of Argentina without limitations, specific allocation or the need to obtain prior approval;

    •
    the elimination of the minimum holding period of 72 business hours for purchases and subsequent sales of securities;

    •
    the elimination of the 30% mandatory deposit for certain funds remitted to Argentina among other changes to the foreign exchange regime; and

    •
    the removal of several limitations (statutory or de facto) including in relation to payments for services, dividends, principal and the interest of financial indebtedness and the import of goods.

  •
  Foreign Trade Reforms.  The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans by 5% from 35% to 30%. Further, the 5% export duty on most industrial exports was eliminated. With respect to payments for imports of goods and services, the Macri administration announced the elimination of amount limitations for access to the Foreign Exchange Market for any new transactions as of December 17, 2015 and for existing debts for imports of goods and services as of April 22, 2016. On January 2, 2017 the federal government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019.

  •
  Fiscal Policy.  The Macri administration took steps to anchor fiscal accounts, reduce the primary fiscal deficit and pursued a primary fiscal deficit target of 4.2% of GDP in 2017 through the elimination of subsidies, the reorganization of certain expenditures and the generation of increased revenue through a tax amnesty. The fiscal deficit for 2017 was approximately 3.9% of GDP. The Macri administration's ultimate aim is to achieve a balanced primary budget by 2019 with a primary fiscal deficit of 2.2% of GDP.

  •
  Plans for Correction of Monetary Imbalances.  The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The Central Bank has increased sterilization efforts to reduce excess monetary imbalances and raised Peso interest rates so as to offset inflationary pressure. However, inflation during 2017 remained high. On December 28, 2017, the Central Bank announced its inflation targets for the next three years. The inflation target for 2018 is 15%, an increase from the Central Bank's previous target range of 8-12% for the same year. Inflation targets for 2019 and 2020 are 10% and 5%, respectively.

  •
  Holdout Bondholders.  Since assuming office, the Macri administration adopted a different negotiation strategy than the one followed by the previous administration to resolve the litigation with holdout sovereign bondholders thereby allowing Argentina once again to access international capital markets. This has resulted in a number of settlements with holders of Argentine public debt and contributed to vacating a number of court orders that limited Argentina's ability to service its debt and complete the prior restructurings.

  •
  INDEC Reforms.  On January 7, 2016, the Macri administration declared a state of administrative emergency in the INDEC which lasts until December 31, 2016. The Macri administration appointed Mr. Jorge Todesca, who previously served as director of a private consulting firm, as head of the INDEC. Since the declared emergency, INDEC ceased publishing certain statistical data and only recommenced publication of the CPI on June 16,

    2016. In November 2016, the International Monetary Fund ("IMF") lifted the censure motion that weighed on the country since 2013, when it decided to sanction Argentina because it considered that the INDEC's statistics were being manipulated. The IMF determined that Argentina currently provides for accurate statistic information on the CPI and GDP.

  •
  Tax Amnesty Law.  On June 29, 2016, the Argentine Congress passed law No. 27,260, which became effective on July 22, 2016 and provides for a tax amnesty regime and tax reform. This regime aims to pay pensioners and help fund a multi-billion U.S. Dollar infrastructure program. This regime allows individuals and entities to disclose undeclared assets both abroad and in Argentina, without the need to repatriate them to Argentina, under the conditions set forth in the law, within a period extending from its effectiveness until March 31, 2017, without penalty (other than charges described below) or the need to explain the source of the funds, among other benefits. The law also provides that there will be no charge on assets worth up to US$25,000, and a discounted applicable tax of 5% on property and assets worth up to US$80,000. Above that threshold, the applicable tax was 10% until the end of 2016 and 15% until the end of March 2017, when the amnesty window closed.

  •
  National Electricity State of Emergency and Reforms.  Following years of very limited investment in the energy sector, as well as a continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which remained in effect until December 31, 2017. The state of emergency allows the federal government to take actions designed to ensure the supply of electricity to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, the Macri administration eliminated certain energy subsidies and substantially increased electricity rates. Resolution No. 6/2016 established increases in seasonal reference prices for power and energy between January 1, 2016 and April 30, 2016. By increasing tariffs, eliminating subsidies and modifying the regulatory framework, the Macri administration aimed to correct distortions in the energy sector and stimulate investment. Following the tariff increases, preliminary injunctions were requested by customers, politicians and non-governmental organizations that defend customers' rights and which were subsequently granted by Argentine courts. Among the different rulings in this respect, two separate rulings led to the suspension of end-users tariff increases of electricity in the Province of Buenos Aires and in the whole territory of Argentina. However, on September 6, 2016, the Supreme Court of Argentina overturned the injunctions that suspended end-users electricity tariff increases, arguing formal objections and procedural defects. On February 1, 2017, the ENRE enacted several resolutions which, among other policy changes, implemented a reduction of electricity subsidies for electricity distributors Empresa Distribuidora y Comercializadora Norte S.A. and Empresa Distribuidora Sur S.A., and an increase in electricity tariffs for residential users of said companies. The increase in electricity tariffs ranges between 61% and 148%, depending on the amount of electricity consumption. On September 12, 2016, pursuant to a Supreme Court of Argentina decision, an open hearing lead by the Minister of Energy and Mining was held in relation to the approval of a new gas tariff schedule. In October 2016, such new gas tariff schedule was approved by the Macri administration with increases in the tariff ranging between 300% and 500%. On October 28, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and the ENRE to present tariff proposals submitted by distribution companies covering the greater Buenos Aires area (with approximately 15 million inhabitants) for the 2017-2021 period in the framework of an integral tariff review. In 2017, pursuant to Resolution 20/2017 of the Office of Electric Energy, the increase in tariffs for small and medium-sized businesses amounted to 30% and in February and March, respectively. In March 30, 2017, the Minister of Energy and Mining also announced that the gas tariffs for commercial and residential use in the City of Buenos Aires and the Greater Buenos Aires Area will increase between 20% and 36%. In 2018, electricity tariffs for residential users at the national level will increase by 48% through 2018.

  •
  Proposed New Capital Markets Law.  On November 17, 2016, the Macri administration submitted a bill to the federal congress to reform the Argentine Capital Markets Law, to foster the development of the local capital markets and attract investments thereto.

  •
  Amendment to Labor Risks Law.  On February 15, 2017, the federal congress passed Law 27,348, which amends and complements Labor Risks Law No. 24,557 (the "Labor Risks Law") and aims to reduce litigation arising from accidents at work. Under the new regime, prior to filing a lawsuit resulting from work-related accidents, affected workers must go through jurisdictional medical commissions, which constitute a mandatory and exclusive administrative instance, in order to determine the character of the illness or contingency, the disability and the corresponding pecuniary benefits provided for under the Labor Risks Law.

  •
  Corporate Criminal Liability Law.  On November 8, 2017, the Argentine Congress passed legislation which created criminal liability for corporate entities that commit, whether directly or indirectly, the following crimes (whether on another's behalf or for their own interest or benefit): (a) local or international bribery and influence peddling, (b) negotiations that are incompatible with public office, (c) illegal payments to public officials under the guise of taxes or fees owed to a relevant government agency, (d) contributing to the illegal enrichment of public officials and employees, and (e) knowingly producing falsified financial statement or reports to cover up local or international bribery or influence peddling. Companies found liable for committing such crimes may be subject to various sanctions, including, among others, fines ranging from two to five times the "undue" benefit obtained or that could otherwise have been obtained by committing such acts. Additionally, Companies found liable may also be forced forfeit assets obtained through the illegal actions. The Corporate Criminal Liability Law shall enter into effect on March 1, 2018.

  •
  Social Security Reform.  In December 2017, the Argentine Congress passed a law which provided for the modification of the method used to calculate increases in social security benefits. In most cases, minimum benefits will be equal to 82% of the minimum wage. The law also grants employees the option of remaining employed until the age of 70, though employees may choose to retire earlier. The minimum retirement age is 60 for women and 65 for men.

  •
  Draft Labor Reform Bill.  The Macri administration recently announced a draft bill to reform labor and social security which was sent to the Argentine Congress for debate on November 21, 2017. On November 29, 2017, the draft bill was passed by the Argentine Senate, and sent to the Argentine Congress the same day. The draft bill aims to improve competitiveness and efficiency of various sectors, increase employment, attract investment and reduce labor costs.

  •
  Tax Reform.  On December 27, 2017, a series of tax and social security reforms were approved by the Argentine Congress. The legislation provides for a series of tax and social security reforms intended to (i) eliminate certain existing inefficiencies and complexities in the Argentine tax regime, (ii) reduce tax evasion, (iii) increase the coverage of income tax applicable to individuals and (iv) encourage investment while sustaining the Macri administration's medium- and long-term efforts aimed at restoring a balance budget. The reforms are part of the Macri administration's agenda to improve the competitiveness of the Argentine economy (including by means of reducing the fiscal deficit), increase employment and diminish poverty on a sustainable basis. For more information on these reforms, see "Taxation—Material Argentine Tax Considerations."

  •
  Limitation on Government Bureaucracy and Simplification.  On January 11, 2018, the Argentine government issued Decree No. 27/2018 with the aim of reducing government bureaucracy and implementing cost saving strategies designed to boost competitiveness. The government decree modifies and simplifies regulatory frameworks related to SENASA, companies, transportation, trademark and patent procedures, transportation, digital signature, access to credit and work promotion.

Legal Proceedings

        In the ordinary course of business we are subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labor lawsuits and other matters. We make provisions for these liabilities when it is probable that future costs will be incurred and the amount of such costs can be reliably estimated. We measure provisions at the present value of the future costs using a pre-tax rate that reflects the current market assessment of the time value of money and the risks associated with our legal liabilities.

        From time to time we are involved in various lawsuits and other proceedings. As of the date of this prospectus, we do not believe that these proceedings, individually or in the aggregate, will have a material adverse impact on our business, results of operations and financial condition, taking into account the provisions accounted for at the end of our last fiscal quarter.

INDUSTRY

        Our revenues are substantially generated by our operations in Argentina. Brazil and Uruguay have also reached significant size and have an important contribution to total sales while Chile and Bolivia, because of the size of those markets and our more recent entry into those markets are relatively smaller contributors to total sales.

Overview of the Argentine Economy

        Since assuming office in December 2015, the Macri Administration has announced and implemented several economic and policy reforms in an effort to correct existing imbalances and foster investment and economic growth, which have raised high expectations for the future economic performance of Argentina. Some of these measures impact our operations directly and will potentially result in significant improvement of the environment for our business. For a detailed description of these measures see "Business—Changes in Argentine Politics."

Macroeconomic Projections

        The impact that these recent policies and other future measures to be adopted by the Macri Administration will have on the Argentine economy cannot be predicted. However, the planned normalization and liberalization of the economy is expected to be positive for business by stimulating economic activity, and rebalancing the main economic drivers. Some important indicators include:

  •
  strong economic growth is expected after a negative real GDP growth rate in 2016 (2.3% contraction). Year on year, or yoy, growth rates of 2.9%, 3.3%, 3.4% and 3.6% are expected from 2017 to 2020 according to Business Monitor International, or BMI;

  •
  private consumption per capita, according to Economist Intelligence Unit, or EIU, is expected to grow at a compounded annual growth rate of 5.9% from 2017 to 2020, compared to a decrease of 0.1% from 2011 to 2016. Private consumption is a key metric for the consumer products industry in general and therefore could affect our business significantly;

  •
  following a peak inflation rate of 41.0% for the year ended 2016, BMI expects a reduction of the inflation rate beginning in 2017, which is expected to drop to 5.9% in 2020;

  •
  the exchange rates are also expected to remain more stable following the foreign exchange rate policies taken by the current government. BMI expects the Peso to U.S. Dollar venta de divisas exchange rate to reach an end of period value of 22.5 in 2020; and

  •
  according to EIU, real personal disposable income is expected to grow 6.1% in 2018, and maintain a 4.4%-4.9% growth rate from 2019 to 2021.

Industry Overview

Packaged Food Industry

        The packaged foods market is comprised of bread, pasta, pastries and cookies, crackers and biscuits. Despite the challenging macroeconomic scenario in recent years in Argentina, the packaged food market both in Argentina and the surrounding region has grown every year from 2012 to 2017, according to Euromonitor.

        The following charts show volume growth in the packaged foods market in Argentina and the region since 2012.

 Regional(1) Packaged Food Sales ('000 Tonnes)

Source: Euromonitor, IMF and INDEC

(1)    Includes Argentina, Bolivia, Brazil, Chile and Uruguay

Argentina Packaged Food Sales ('000 Tonnes)

Source: Euromonitor, IMF and INDEC

        Sales of packaged food in the region and in Argentina for the period from 2012 through 2016 had a CAGR of 0.6% and 0.8%, respectively, which was primarily due in both cases to increased adoption by consumers of newer convenience food formats.

Prepared Meals Market Trends

        Some of the products in our Retail Products business segment are part of the prepared meals market category. In recent years, the market has looked at more convenient and easier meal options that require less effort to cook, consume, or can be stowed away for longer periods of time. Through our portfolio of practical products, ranging from ready-mixed products to frozen foods, we have developed a unique offering that matches consumers' changing preferences.

        According to Canadean Ltd., consumers in Argentina are shifting away from traditional cooking and meal options and increasing their consumption of ready, on-the-go prepared meals.

        According to La Nación, frozen food products were previously thought to be for the wealthiest of consumers in Argentina but recent studies by Kantar World Panel show that at least 75% percent of Argentine consumers purchase such products. The industry's current trend is towards more mass-market offerings as a result of a more extensive range of product offerings. According to La Nación, as compared to more developed countries such as Spain and United States, frozen food products in Argentina have low market penetration, with consumption per capita of 1.8 kg in frozen foods per year as compared to 19 kg and 36 kg per capita per year consumed in Spain and the United States.

        The following charts show the recent growth, in both Argentina and the surrounding region, of the three principal categories of the prepared meals market by sales volume:

Regional(1) Convenience Food Sales (mm kg)

Source: Canadean

(1)    Includes Argentina, Brazil and Chile

Argentina Convenience Food Sales (mm kg)

Source: Canadean

        From 2012 through 2017, sales of convenience food in the region and in Argentina had a CAGR of 7.5% and 10.0%, respectively, which was primarily due in both cases to increased adoption by consumers of newer convenience food formats.

        For the year ended 2017, the prepared meals market in Argentina had a sales volume of approximately 8.2 million kg, representing a 10.9% increase compared to 2016. From 2012 to 2017, the prepared meals market had an average growth rate of 9.6% in terms of volume. Although the prepared meals category includes certain products, such as meals kits including full course meals, which we do not produce, the vast majority of the growth is driven by pizza and other ready meals which are expected to grow within our portfolio, in part due to our recent and potential future investments in increased production capacity at the Spegazzini facility.

Categories in our Retail Products Segment

Vegetable Oils

        The market for edible oils has shown consistently positive volume growth in Argentina and the region. The vegetable oils business line represented 36% of the net sales of our Retail Products segment for the fiscal year ended November 30, 2017. Argentina is one of the most attractive markets for this category, given the high levels of vegetable oil consumption per capita.

        The Argentine vegetable oils market, which reached a value of US$500 million in 2017, had a CAGR of 1.4% for the period from 2012 through 2017, which was primarily due to a combination of marginal growth in consumption per capita and an increase in population. Similarly, the CAGR of 0.5% in sales for the regional vegetable oils market (which includes Argentina, Bolivia, Brazil, Chile and Uruguay) for the period from 2013 through 2017 was primarily due to a combination of marginal growth in consumption per capita and an increase in population. Vegetable oil consumption per capita for the year ended December 31, 2017 in Argentina was 10.7 liters as compared to 11.8 liters in Brazil, 8.7 liters in Chile, 7.5 liters in Bolivia and 13.4 liters in Uruguay.

        Our product offering within the vegetable oils category includes sunflower, soy, corn and olive oil. In Argentina, sunflower oil represents nearly 48% of the total consumption of the country for the year ended 2017. Together, the four sub-segments we operate represented 54% of the total volume of vegetable oils in Argentina in 2017, according to Euromonitor.

Bread

        One of the main uses of flour is bread production. In Argentina, the bread market had a market size in 2017 of US$2.7 billion for the year ended 2017 according to Euromonitor. Argentina has a per capita consumption of bread of 45 kg. Our flour business line represented 33% of the net sales of our Retail Products segment for the fiscal year ended November 30, 2017.

        Positive market trends in wheat flour derivative products such as the bread market exist and show steady, positive volume growth despite swings in economic activity. Additionally, bread consumption in the markets in which we operate still lags significantly when compared to that of, for example, western European markets, which we believe highlights the still significant room for long-term growth.

        The following chart illustrates the differences in bread consumption between western European countries and the principal markets in which we operate:

Bread Consumption by Country

Data from Euromonitor

        In volume terms, the Argentine market reached 1.99 million tonnes in 2017, after several years of relatively low growth of 0.8% CAGR for the period from 2012 through 2017, due to price increases and economic stagnation, as indicated in the chart below. However, outlook remains positive and significant growth is expected for the next years particularly in more value added products (such as fortified products, frozen breads and others).

Regional(1) Sales of Bread

Data from Euromonitor, IMF & INDEC

(1)
Includes Argentina, Bolivia, Brazil, Chile and Uruguay

        The CAGR for regional sales of bread for the period from 2012 through 2017 was 0.5%. Similarly, the CAGR for Argentine sales of bread for the period from 2012 through 2017 was 0.8%.

Pastries

        We are reliant upon the pastries market due to the fact that our frozen foods, Puntos Caliente and foodservice business lines are significantly pastry-focused. We will likely benefit from the strength of the pastries segment in Argentina, as we envision additional product development and investments in the category.

        Argentina's pastries market reached a volume of 352,000 tonnes in 2017, and had a market value of US$709 million, according to Euromonitor.

Cookies, Crackers and Biscuits

        We are present in the cookies, crackers and biscuits market through our 9 de Oro, Cukis and Paseo brands. For the sake of the following data, Euromonitor considers the aggregated "biscuits, cookies & crackers" category to include the sub-categories of savory biscuits and sweet biscuits. Our cookies, crackers and biscuits business line represented 17% of the net sales of our Retail Products segment for the fiscal year ended November 30, 2017.

        Argentina's sweet biscuits and crackers market reached 552,000 tonnes in 2017 after growing at a compound rate of 1.6% from 2012 to 2017. The dollar value of the market for the same year was US$2,637 million. The following chart shows the growth of the Argentine biscuits, cookies and cracker market in terms of tonnes and volume per capita terms:

Argentine Sales of Biscuits, Cookies & Crackers

Data from Euromonitor

 Argentine Consumption of Biscuits, Cookies & Crackers

Data from Euromonitor

        The CAGR for Argentine sales of biscuits, cookies and crackers for the period from 2012 through 2017 was 1.6% and the CAGR for Argentine consumption of biscuits, cookies and crackers for the period from 2012 through 2017 was 0.6%.

        The market for biscuits, cookies and crackers in other countries where we have operations vary in size. Brazil is the largest country by far at 1,340 thousand tonnes sold for the year ended 2017, a figure which is almost three times the size of Argentina's market and ten times the size of the third largest market, which was Chile with 124 thousand tonnes. The following table shows the evolution of market size in total volume and per capita.

        Positive market trends in wheat flour derivative products such as the sweet biscuits market exist and show steady, positive volume growth despite swings in economic activity. The following chart illustrates these regional trends in the sale of sweet biscuits:

Regional(1) Sales of Sweet Biscuits

Data from Euromonitor, IMF & INDEC

(1)
Includes Argentina, Bolivia, Brazil, Chile and Uruguay

        The CAGR of 1.1% for regional sales of sweet biscuits for the period from 2012 through 2017 was primarily due to a combination of marginal growth in consumption per capita and an increase in population. Similarly, the CAGR of 1.6% in Argentine sales of sweet biscuits for the period from 2012 through 2017 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

        We have a group of market-leading brands that we expect to continue to grow strongly. Net sales of our vegetable oil, flour and biscuits, crackers and cookies grew 38%, 39% and 33%, respectively, in our 2017 fiscal year from our 2016 fiscal year, in all cases at a rate which exceeded inflation for the year.

        The following chart shows the year over year growth rate in volume consumed for three of the retail food product categories in which we participate:

Traditional Categories Sales

Source: Company information

        We also benefit from a group of branded products that are still gaining market adoption and their maturing process offer significant potential for revenue and profitability growth. Sales of our frozen food product line, for example, grew 106% during the fiscal year ended November 30, 2017 from the fiscal year ended November 30, 2016. In the future, we may seek to upgrade the production our modern frozen food facility in Carlos A. Spegazzini, Argentina in order to drive additional benefits from increased scale.

 Frozen Products Sales

Source: Company information

        We have also developed strong distribution relationships with leading regional customers, including McDonald's and Cencosud. We plan to leverage on our existing partnerships with these regional customers and our low-cost production base to continue growing our business in Brazil, Chile and Bolivia. Through our Agro-Services and Sustainable Sourcing segment in Argentina, we have access to high quality and low cost inputs for our production process which, together with our operational efficiency, serve as a strong competitive advantage when pursuing growth in new markets.

        Sales of our branded industrial wheat products have also shown positive growth trends, as evidenced in the following chart:

Wheat Flour Sales(1)

Source: Company information

(1)
Wheat flour sales are part of the Branded Industrial Products segment

        The 33.2% CAGR for Argentine wheat flour sales for the period from 2014 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

Argentina's Grain and Milling Industry

Argentina's Geographic Advantages

        The country's geographic location, temperate climate, water supply, and land availability, represent competitive advantages vis-à-vis other grain producers in the region. The country's main agricultural area is known as La Pampa Humeda, located in the northwest of Argentina and comprised of the provinces of Entre Ríos, Santa Fe, Córdoba, La Pampa and Buenos Aires. The area's rich soil and flat topography enables the plantation of grain and maximizes yield. According to the Ministry of Agriculture of Argentina, the average yields in the area have historically remained between 2.4-3.1 tonnes/hectares over the last five years, above the average of 1.88 tonnes/ha for other farming areas in Argentina. The grain industry has increased its investments in crop protection to minimize losses due to pests and other issues, with the total market value of the crop protection market growing at a CAGR of 5% between 2013 and 2015. The biggest investments from farmers were in glyphosate herbicides and non-Glyphosate herbicides with a CAGR of 11% and 10% respectively from 2013 to 2015.

        Geographical proximity to major ports and to the Paraná River simplifies logistical details and transportation. Approximately 65% of Argentina's grain shipments are exported through the ports of San Lorenzo, Rosario, Villa Constitución and San Nicolás de los Arroyos.

Argentina's Production and Export of Grains

        Argentina is one of the most important grain producers in the world, behind only the United States, China, the European Union, and Brazil in terms of tonnes of grains produced, with soybean, corn, and wheat representing 9% of the grains produced in Argentina during the 2015/2016 harvest.

Argentina's Milling Industry

        Wheat flour represented 66% and 63% of our Branded Industrial Products segment net sales for the fiscal year ended November 30, 2017, and for the three-month period ended February 28, 2018. According to FAIM, 5.8 million tonnes of wheat were milled in Argentina in 2016. Additionally, the country exported 0.6 million tonnes of wheat flour, its main export partners are Brazil and Bolivia, which together represented 94% of all wheat exports in 2016. Brazil was Argentina's largest export partner of wheat flour, representing 54% of all tonnes of wheat exported in 2016. Local consumption is the main use of wheat flour, supported by robust packaged food consumption in the country.

Wheat Flour Production	Wheat Flour Exports & Consumption	Wheat Flour Consumption

Source: FAIM, INDEC	Source: FAIM, INDEC	Source: FAIM, INDEC

Argentina's Wheat Market

        Wheat is the third largest crop in Argentina as it represents 9% of total local grain production or 11 million tonnes.

        Wheat is used to produce flour, a fundamental ingredient in various food products such as pasta, breads, and crackers. Wheat can be processed and utilized as a livestock feed. Wheat demand is expected to increase due to rising world population and per capita consumption. An increase in population, coupled with decreasing arable land availability is expected to drive the demand for wheat. Brazil is a key trading partner for Argentina as the country represented 54% of exports for 2016 in terms of tonnes produced in the country.

        As for our sourcing and milling activity, we expect to continue to benefit from our network of more than 8,000 farmers that, along with certain brokers, provides us with differentiated access to high quality wheat. Argentina is the largest and most productive producer of wheat in the region and with the recent reductions in its export taxes, wheat from Argentina has improved its competitive profile globally. As a large consumer and buyer of wheat in Argentina, we believe our food production and sourcing business will continue to benefit from the improved market condition for wheat production in the country.

        The following chart shows wheat production by country for the principal markets in which we operate:

Wheat Production by Country

Source: 2017 USDA Report

        Argentina is the main supplier of wheat for Brazil, a country which has historically shown a significant deficit in wheat production despite heavy government incentives supporting local wheat production. The recent growth in wheat production from Argentina confirmed the country's role as the main supplier of wheat for the Brazilian market.

        The following chart compares wheat yield per hectare in the principal markets in which we operate:

Wheat Yield by Country

Source: 2017 USDA Report

        The following chart provides a comparison of Argentina's production surplus and Brazil's consumption deficit:

Production vs Consumption

Source: 2017 USDA Report

        Similarly, milling activity has shown steady growth in Argentina and the region. With our increased capacity following the Cargill Acquisition, we believe we are well positioned to continue to grow our milling production which we believe will benefit our business by ensuring increased volume and better economies of scale for our products.

        The following charts show Argentina's wheat milling production, its exports of flour and its consumption of flour for the three most recent years:

Argentina Wheat Milling Production

Source: FAIM & INDEC

        The CAGR of 0.5% for Argentine wheat milling production for the period from 2014 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

 Argentine Exports of Flour

Source: FAIM & INDEC

        The CAGR of 17.3% for Argentine exports of flour for the period from 2014 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

Argentine Consumption of Flour

Source: FAIM & INDEC

        The CAGR of 1.5% for Argentine consumption of flour for the period from 2014 through 2016 was primarily due to a combination of marginal growth in consumption per capita and an increase in population.

MANAGEMENT

Board of Directors

        Our Board of Directors is in charge of directing our business.

        The following table sets forth information for the members of our Board of Directors as of the date of this prospectus, in accordance with the designation carried out at the general shareholders' meetings held on April 7, 2017 and February 26, 2018.

Name	Occupation	Original Date of Appointment	Current Date of Appointment	Term Expiration Date	Date of Birth	Position	Committee Membership
Aldo Adriano Navilli	Executive	December 26, 1976	April 5, 2017	November 30, 2018	January 02, 1952	President	—
Carlos Adriano Navilli	Executive	March 8, 1977	April 5, 2017	November 30, 2018	February 20, 1959	Vice President	—
Mariano Navilli	Executive	February 24, 2016	April 5, 2017	November 30, 2018	April 08, 1986	Regular Director	Audit
Daniel Héctor Ercoli	Executive	March 28, 2003	February 26, 2018	November 30, 2020	February 17, 1959	Regular Director	—
Ricardo Alberto Navilli	Executive	March 10, 1978	April 5, 2017	November 30, 2019	October 26, 1959	Regular Director	—
Ricardo Leandro Navilli	Executive	March 31, 2017	February 26, 2018	November 30, 2020	July 7, 1988	Regular Director	—
Adriana Elba Navilli	Executive	December 26, 1976	February 26, 2018	November 30, 2020	December 28, 1954	Regular Director	—
Marcos Aníbal Villemur	Executive	April 26, 2007	April 5, 2017	November 30, 2019	December 18, 1978	Regular Director	—
Jorge Damián Schnir	Executive	March 31, 2017	April 5, 2017	November 30, 2019	August 5, 1963	Independent Director	Audit
Alejandro Germán Lemonnier	Executive	March 31, 2017	February 26, 2018	November 30, 2020	August 5, 1962	Independent Director	Audit

        In accordance with the Argentine General Companies Law and our bylaws, the Board of Directors must meet at least once every three months. A majority of board members constitutes a quorum and all the decisions must be adopted by a majority of the directors present at each meeting.

        Included below is (i) a description of the main tasks currently performed by each current director, as well as a description of the respective employment history and education, and (ii) a description of the respective employment history and education of each of the directors appointed:

  Aldo Adriano Navilli has served as President of our Board of Directors since 1976. He has been part of the management team and one of our shareholders since 1973. Mr. Navilli has extensive experience in the milling and sourcing industries and, since 1973, has also served in the management and boards of several of our affiliates and subsidiaries including Cañuelas Pack S.A. and Molinos Florencia S.A. Mr. Navilli has lead our development and those of the businesses we incorporated into and has been a key factor for our growth since our founding. Mr. Navilli holds a master's degree in business management from IAE Business School. Besides being a member of our Board of Directors, he is a member of the following boards of directors: 9 de Oro S.A., Administración Country S.A., Cañuelas Golf Club S.A., Grupo Cañuelas S.A., La Sarita del Norte S.A., Molca S.A., Tiendas Gourmet S.A.U. (formerly known as Molinos Puntanos S.A.), Pureza S.A., Santa Cecilia Del Oeste S.A., Selene S.A.C.F.I.I. y A., Aldo Navilli y Hno. S.A., Neuhuel S.A., Puramel S.A., VIU S.A., Zarex S.A., Alimentos Cañuelas S.A., Cañuelas S.A., VBA S.A., Cañuelas Pack S.A., Molino Americano S.A., Molinos Florencia S.A., Fundación San Ignacio de Loyola and Fundación Molino Cañuelas. Mr. Navilli also serves as our CEO.

  Carlos Adriano Navilli has served as Vice President of our Board of Directors since 1977. He is currently involved in the management of several of our subsidiaries and affiliates. He has over 40 years of experience and knowledge in the milling industry, mainly in the commercial and export areas. He is principally engaged in managing and directing various operations and is also involved in other business activities in the sector. Besides being a member of our Board of Directors, he is a member of the following boards of directors: 9 de Oro S.A., Administración Country S.A., Cañuelas Golf Club S.A., Grupo Cañuelas S.A., Molca S.A., Tiendas Gourmet S.A.U. (formerly known as Molinos Puntanos S.A.), Pureza S.A., Santa Cecilia Del Oeste S.A., Selene S.A.C.F.I.I. y A., Cañuelas Pack S.A., Molino Americano S.A., Molinos Florencia S.A., Fundación San Ignacio de Loyola, Fundación Molino Cañuelas, Finexcor S.R.L., Southern Multinvest S.R.L., Compañía Argentina de Granos S.A., Meats S.R.L., Agronegocios Las Mercedes S.A., Agrotorino S.A., Alimentos Cañuelas S.A., Santa Paz S.A., Moinho Canuelas Ltda., Cañuelas S.A., Megaseed S.A., Transporte Laboulaye S.A., La Adriana S.A., Nadez S.A., Marniflor S.A., Flormoli S.A., Sociedad Privada de Inversiones and Bartony and Cooley International Inc.

  Mariano Navilli has served as a member of our Board of Director since 2016. He has served as manager in several of our subsidiaries and affiliates, including Moinho Cañuelas S.A. and Molino Americano S.A. (Uruguay). Mr. Navilli has 13 years of experience as one of our executives and has developed extensive experience in food branded products and retail business, especially with respect to industrial processes. His principal business activities consist of managing and directing various of our plants and operations. Mr. Navilli holds a Bachelor's degree in Business Administration from the Universidad Católica de Argentina. Besides being a member of our Board of Directors, he is a member of the following boards of directors: Administración Country S.A., Cañuelas Pack S.A., Cañuelas Golf Club S.A., La Sarita del Norte S.A., Aldo Navilli y Hno. S.A., Neuhuel S.A., Puramel S.A., VIU S.A., Zarex S.A., Alimentos Cañuelas S.A., Cañuelas Pack S.A., Molino Americano S.A., Ciser Cañuelas S.A., Moinho Canuelas Ltda., Aluma Explotaciones Inmobiliaria S.A., Relumar Inversiones S.A. and Fundación San Ignacio de Loyola.

  Daniel Héctor Ercoli has served as a member of our Board of Directors since 2003. Since the 1990s, he has also served as one of our executive officers. Prior to this and beginning in 1989, he became General Manager of Molinos Adelia María S.A. and served in a variety of different administrative roles at Molinos Florencia S.A. beginning in November 1, 1978, where he also served as General Manager. From 2003 through June of 2016, Mr. Ercoli also served as vice president of FAIM. In addition to his role as a member of our Board of Directors, Mr. Ercoli currently serves as our Branded Industrial Food Director. Mr. Ercoli holds a degree in corporate management from the Intensive Program in Executive Development of IADE. Besides being a member of our Board of Directors, he is a member of the following boards of directors: Compañía Argentina de Granos S.A., Ciser Cañuelas S.A., Federación Argentina de la Industria Molinera, Santa Paz S.A. and Cañuelas Golf Club S.A.

  Ricardo Alberto Navilli has served as a member of our Board of Directors since 1978. Mr. Navilli has 39 years of experience and extensive knowledge in the milling industry, mainly in the areas of industrial milling, as a result of his experience working in our organization. Mr. Navilli's principal business activities consist of acting as a director for Molino Cañuelas and working in the management of several of our operations and businesses. Besides being a member of our Board of Directors, he is a member of the following boards of directors: 9 de Oro S.A., Administración Country S.A., Cañuelas Golf Club S.A., Grupo Cañuelas S.A., Molca S.A., Tiendas Gourmet S.A.U. (formerly known as Molinos Puntanos S.A.), Pureza S.A., Santa Cecilia Del Oeste S.A., Selene S.A.C.F.I.I. y A., Alimentos Cañuelas S.A., Cañuelas S.A., , Cañuelas Pack S.A., Molino Americano S.A., Molinos Florencia S.A., Fundación San Ignacio de Loyola, Fundación Molino Cañuelas, Finexcor S.R.L., Southern Multinvest S.R.L., Meats S.R.L., Haras Aniceto S.A., Santa Paz S.A., Moinho Canuelas Ltda., Megaseed S.A., Transporte Laboulaye S.A., Agro Yet S.A., Rifravial S.A., and Nidan S.A.

  Ricardo Leandro Navilli has served as a member of our Board of Directors since 2017. Since 2014, Mr. Navilli has been working in the planning and execution of our regional growth strategy. Prior to serving in his current role, Mr. Navilli worked in various managerial positions beginning in 2012, where he gained experience in project development, export management and business unit management. His principal business activities consist of acting as a director for our Company and working in the management of several of our operations and businesses. Mr. Navilli has a degree in business administration and has undertaken additional coursework in corporate risk management at IAE Business school and grain purchase strategy at Kansas State University IGP. Besides being a member of our Board of Directors, he is a director in Haras Aniceto S.A.

  Adriana Elba Navilli has served as a member of our Board of Directors since 1976. She has also served as a member of the board of directors for several of our subsidiaries and affiliates. She has over 35 years of experience serving on boards of directors from our subsidiaries and affiliates. Her principal business activities consist of acting as a director for Molino Cañuelas and working in the management of several of our operations and businesses. Besides being a member of our Board of Directors, she is a member of the following boards of directors, 9 de Oro S.A., Administración Country S.A., Cañuelas Golf Club S.A., Grupo Cañuelas S.A., Molca S.A., Pureza S.A., Santa Cecilia del Oeste S.A., Cañuelas Pack S.A., Molino Americano S.A., Molino Florencia S.A., Agrotorino S.A., Selene S.A.C.F.I.I. y A., Agronegocios Las Mercedes S.A., Transporte Laboulaye S.A., La Adriana S.A., Flormoli S.A., Marniflor S.A., Artisans S.A., Alimentos Cañuelas S.A., Bartony and Cooley International Inc., Tiendas Gourmet S.A.U. (formerly known as Molinos Puntanos S.A.), Cañuelas S.A., Fundación San Ignacio de Loyola, Fundación Molino Cañuelas, Megaseed S.A., and Molino Cañuelas S.A.

  Marcos Aníbal Villemur has served as a member of our Board of Directors since 2007. Mr. Villemur has over 16 years of experience serving in executive positions at Molino Florencia S.A. and is also a member of various boards of our subsidiaries and affiliates. His principal business activities consist of acting as a director for Molino Cañuelas and working in the management of several of our operations and businesses. Mr. Villemur holds a degree in Business Administration from the Universidad Católica de Córdoba. Besides being a member of our Board of Directors, he has directorships in the following corporate boards: 9 de Oro S.A., Cañuelas Golf Club S.A., Grupo Cañuelas S.A., Molca S.A., Pureza S.A., Santa Cecilia del Oeste S.A., Cañuelas Pack S.A., Molino Americano S.A., Molinos Florencia S.A., Compañía Argentina de Granos S.A., Agrotorino S.A., Agronegocios Las Mercedes S.A., Selene S.A.C.F.I.I. y A., Transporte Laboulaye S.A., Artisans S.A., Flormoli S.A., La Adriana S.A., Tiendas Gourmet S.A.U. (formerly known as Molinos Puntanos S.A.), Administración Country S.A., Fundación San Ignacio de Loyola S.A., Fundacion Molino Cañuelas S.A., Megaseed S.A., Alimentos Cañuelas S.A., and Marniflor S.A.

  Jorge Damián Schnir has served as a member of our Board of Directors since 2017. Prior to serving as a member of our Board of Directors, Mr. Schnir served for eight years as the Internal Corporate Auditor for Arcos Dorados, McDonalds' master franchisee for Latin America, where he served as Internal Corporate Auditor for eight years. Prior to his time in Arcos Dorados, Mr. Schnir worked for the ExxonMobil Corporation for fifteen years. Mr. Schnir's principal business activities currently consist of independent consulting for businesses. Mr. Schnir holds a Business Administration degree from University of Buenos Aires. Besides being a member of our Board of Directors, he has no other current directorships.

  Alejandro Germán Lemonnier has served as a member of our Board of Directors since 2017. Previously, he served for twenty two years as CFO for, and remains a board member of, Arcos Dorados, wherein he was responsible for accounting, tax and finance matters, strategic planning and SEC related matters. Mr. Lemonnier has more than 30 years of experience in corporate finance and external audit, including eight years with Coopers & Lybrand, today PricewaterhouseCoopers. Mr. Lemonnier's principal business activities consist of corporate and personal advisory services, certain entrepreneurship activities, managing start up investments and other related activities. Mr. Lemonnier holds a CPA degree from University of Buenos Aires and postgraduate studies from IAE. He also has directorships in the following boards: Arcos Dorados Holdings Inc. and Freddo S.A.

        With respect to the Board of Directors members assuming office immediately after completion of the Global Offering, Aldo Adriano Navilli, Carlos Adriano Navilli, Mariano Navilli, Daniel Héctor Ercoli, Ricardo Alberto Navilli, Ricardo Leandro Navilli, Adriana Elba Navilli and Marcos Aníbal Villemur shall be considered non-independent director and Jorge Damián Schnir and Alejandro German Lemonnier shall be considered independent director under the SEC requirements.

        Aldo Adriano Navilli, Carlos Adriano Navilli, Mariano Navilli, Daniel Héctor Ercoli, Ricardo Leandro Navilli, Adriana Elba Navilli and Marcos Aníbal Villemur are domiciled at the registered office of the Company, which is located at John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.

        Jorge Damián Schnir is domiciled at Bulnes 2659 5D. CP1425, Buenos Aires, Argentina.

        Alejandro German Lemonnier is domiciled at Av. Roque Saenz Peña 995 9no A. C1035AAE, Buenos Aires, Argentina.

Duties and Obligations of Directors

        Under the Argentine General Companies Law, directors have an obligation to perform their duties with the loyalty and the diligence of a prudent business person. Under Section 274 of the Argentine General Companies Law, directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating any law or the bylaws or regulations of the company, if any, and for any damage to these parties caused by willful misconduct, abuse of authority or gross negligence. The following, among others, are considered integral to a director's duty of loyalty:

  •
  the prohibition on using corporate assets and confidential information for private purposes;

  •
  the prohibition on taking advantage, or allowing another to take advantage, whether by action or omission, of the business opportunities of the company;

  •
  the obligation to exercise board powers solely for the purposes for which the law, the corporation's bylaws or the shareholders' or the board of directors' resolutions were intended; and,

  •
  the obligation to take strict care so that acts of the board of directors do not go, directly or indirectly, against the company's interests. A director must inform the Board of Directors and the supervisory committee of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

        In general, a director will not be held liable for a decision of the Board of Directors, even if that director participated in the decision or had knowledge of the decision, if (i) there is written evidence of the director's opposition to the decision and (ii) the director notifies the Supervisory Committee of his opposition. However, both conditions must be satisfied before a particular director is no longer liable vis-à-vis the Board of Directors, the supervisory committee, the shareholders, the relevant Argentine authority or the commercial courts of Argentina.

        Section 271 of the Argentine General Companies Law allows directors to enter into agreements with the company that relate to such company's activity and are made under arms-length conditions. Agreements that do not satisfy any of the foregoing conditions must have prior approval of the Board of Directors (or the supervisory committee in the absence of board quorum), and must be notified to the shareholders at a shareholders' meeting. If the shareholders reject the agreement, the directors or the members of the supervisory committee, as the case may be, shall be jointly and severally liable for any damages to the company that may result from such agreement. Agreements that do not satisfy the conditions described above and are rejected by the shareholders are null and void, without prejudice to the liability of the directors or members of the supervisory committee for any damages to the company.

        The acts or agreements that a company enters into with a related party involving a "relevant amount" should fulfill the requirements set forth in Sections 72 and 73 of the Argentine Capital Markets Law. Under Section 72 of such law, the directors and members of senior management and the supervisory committee (as well as their ancestors, descendants, spouses, siblings or sisters and the companies in which any of such persons may have a direct or indirect ownership interest) among others are deemed to be a related party. A relevant amount is defined as an amount which exceeds 1% of the net worth of the company as per the latest balance sheet. The Board of Directors or any of its members shall require from the audit committee a report stating whether or not the terms of the transaction may reasonably be considered adequate in relation to normal market conditions. The company may also choose to make this determination by relying on a report of two independent valuation firms that shall have reported on the same matter and about the other terms of the transaction. The Board of Directors shall make available to the shareholders the report of the audit committee or of the independent valuation firms, as the case may be, at the main office on the business day after the board's resolution was adopted and shall communicate such fact to the shareholders of the company in a corresponding market bulletin. The vote of each director shall be recorded in the minutes of the Board of Directors approving the transaction. The transaction shall be submitted for the approval of the shareholders of the company if the audit committee or both valuation firms have not considered the terms of the transaction to be reasonably adequate in relation to normal market conditions. In the event that a shareholder demands compensation for damages caused by a violation of Section 73 of the Argentine Capital Markets Law, the burden of proof is placed on the defendant to show that the act or agreement was in accordance to the market conditions or that the transaction did not cause any damage to the company. The approval will not allow the burden of proof to be shifted by the Board of Directors with the favorable opinion of the audit committee or the two valuation firms.

        Pursuant to Section 276 of the Argentine General Companies Law, we may initiate causes of action against directors if so decided at a meeting of the shareholders. If a cause of action has not been initiated within three months of a shareholders' resolution approving its initiation, any shareholder may start the action on behalf of, and on the company's account. A cause of action against the directors may also be initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of the company's capital stock.

        Pursuant to Section 275 of the Argentine General Companies Law, except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director's performance, or the express waiver or settlement approved by a meeting of the shareholders, terminates any liability of a director vis-à-vis the company, provided that shareholders representing at least 5% of the company's capital stock do not object and provided further that such liability does not result from a violation of law or the company's bylaws.

        Under Argentine law, the Board of Directors is in charge of the company's management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine General Companies Law, the company's bylaws and other applicable regulations. Furthermore, the Board of Directors is generally responsible for the execution of the resolutions passed in a shareholders' meetings and for the performance of any particular task expressly delegated by the shareholders.

Appointments, Meetings, Quorum, Majorities

        The Board of Directors shall meet at least once every three months and its meetings shall be considered valid only with the presence of an absolute majority of its members. Resolutions will be adopted with a vote by the majority of those present. According to our bylaws, in case of a tie, the Chairman of the Board of Directors or the Vice-Chairman replacing the Chairman shall have the deciding vote.

        In case the shareholders' meeting sets forth that the Board of Directors shall be composed by seven or more regular members but less than nine members (i) such appointed members shall remain in office for two years, and (ii) half of the board will be up for election on each successive year.

        In case the shareholders' meeting sets forth that the Board of Directors shall be composed by nine or more members (i) each appointed members shall remain in office for three years, and (ii) every year a third of all members will be appointed.

Executive Officers

        The following table shows certain information with respect to our executive officers as of the date of this prospectus:

Name	Position	Year Employed	Date of Birth
Aldo Adriano Navilli	CEO	1977	January 2, 1952
Cristian Alejandro Cotone	Chief Financial Officer and Chief Accounting Officer	2008	November 7, 1974
Miguel Sánchez de Bustamante	Director of Corporate Finance	2018	November 14, 1967
Juan Manuel González Capra	General Counsel	2008	September 18, 1975
Aldo Luciano Navilli	Chief Strategy Officer	2009	February 7, 1991
Marcelo Gaitán	Agro-Services and Sustainable Supply Director	1995	January 16, 1969
Daniel Héctor Ercoli	Branded Industrial Food Director	1978	February 17, 1959
Ricardo Souza	Latin American Director	2017	October 29, 1975
Graciela Mónica Rastelli	Commercial Director	1998	April 7, 1972
Enrique Rubén Pérez	Purchasing Director	1983	September 10, 1961
Martín González Rendo	Retail Director	2017	January 11, 1977
Adrián Barese	Frozen Foods Director	2017	April 22, 1977

        Included below is a description of the employment history, experience and main tasks currently performed by each executive officer:

  Aldo Adriano Navilli serves as our CEO. For further information see "Board of Directors—Aldo Adriano Navilli."

  Cristian Alejandro Cotone has served as our Chief Financial Officer since January 2018 and as our Chief Accounting Officer since January 2017. Prior to serving as Chief Accounting Officer, Mr. Cotone served as our Chief Financial Officer from 2014 through 2016. Mr. Cotone has over 10 years of experience in finance and accounting matters. Prior to serving as Chief Financial Officer in 2014, Mr. Cotone was the head management of our subsidiary Cañuelas Chile S.A. from 2012 through 2014 and was the head of our internal auditing division from 2008 through 2012. Mr. Cotone has experience in corporate finance and capital markets. Mr. Cotone has also represented us in connection with our negotiations with the international financial institutions and banks, including the IFC in respect of the IFC Facility. Mr. Cotone is a public accountant and received his degree in 2001 from the University of Buenos Aires.

  Miguel Sánchez de Bustamante has served as our Director of Corporate Finance since January 2018. Mr. Sánchez de Bustamante has 25 years of experience in corporate finance, capital markets, strategic planning, accounting and corporate treasury. Prior to serving as our Director of Corporate Finance, Mr. Sanchez de Bustamante was a founder and managing director of Bullion Investment Partners, a provider of financial advisory and investment services. Prior to founding Bullion Investment Partners, Mr. Sanchez de Bustamante, worked for Arcos Dorados for 20 years, where he served in several roles including CFO for the South Latin America Division and from 2007 until April 2015, Head of Corporate Finance and Strategic Planning. Prior to Arcos Dorados, Mr. Sanchez de Bustamante worked as Treasury Manager for Eskabe, a manufacturer of water heaters and heating devices, and Pioneer. Mr. Sanchez de Bustamante currently serves on the board of directors for Vacavaliente S.R.L. and SolarLatam, a solar energy provider. Mr. Sanchez de Bustamante holds an MBA from Universidad Torcuato Di Tella and has participated in a Business Executive Program at Harvard University's Harvard Extension School.

  Juan Manuel González Capra has served as General Counsel to Molino Cañuelas since 2008. He holds a law degree from Blas Pascal University in Córdoba and a specialization in tax from Universidad Austral in Buenos Aires. Prior to serving as General Counsel, Mr. Gonzalez Capra specialized in tax litigation and served as the manager of the tax litigation department of PricewaterhouseCoopers from 2001 through 2008. Prior to working at PwC, Mr. González Capra worked for the Ministry of Justice of the Province of Córdoba and subsequently for various law firms where he obtained extensive training and experience as a corporate attorney.

  Aldo Luciano Navilli has served as our Chief Strategy Officer since 2016. Mr. Navilli has worked for our organization since 2009. Prior to serving as a Chief Strategy Officer, Mr. Navilli served in various positions in our organization where he developed experience in agroservices and sustainable sourcing, and our operations in general. Mr. Navilli holds an Industrial Engineering degree and has completed additional studies in capital markets from the University of CEMA as well as courses in Agribusiness at Harvard Business School.

  Marcelo Gaitán has served as our Agro-Services and Sustainable Supply Director since 2017. Mr. Gaitán has over 22 years of experience in the agricultural industry. Prior to serving as our Agro-Services and Sustainable Supply Director, Mr. Gaitán worked in the new business development unit of Compañía Argentina de Granos S.A. Prior to this, Mr. Gaitán worked in the finance, tax and cost management divisions of Compañía Argentina de Granos S.A. from 1995 to 2016. Mr. Gaitán has been with our organization since February of 1995. Mr. Gaitán is a public accountant who received his degree from Universidad Nacional de Cordoba in 1992.

  Daniel Héctor Ercoli. For further information see "Board of Directors—Daniel Héctor Ercoli." In addition to his role as a member of our Board of Directors, Mr. Ercoli currently serves as our Branded Industrial Food Director.

  Ricardo Souza has served as our Latin American Director since 2017. Before becoming our Latin American Director, Mr. Souza worked as Executive Director for Cañuelas Brazil from 2016 through 2017. Prior to serving as Executive Director, he worked for companies that are part of the group of companies owned by the principal shareholders as an auditor for seven years, as a managing controller from 2011 to 2013 and a business manager from 2014 to 2016. Ricardo has extensive experience in supporting board of directors providing important information to decision making and strategic planning.

  Graciela Mónica Rastelli has served as our Commercial Director since 2014. She has extensive experience in the agro-food sector, mainly within the areas of commercial divisions and new business ventures. Her experience has focused on the development and implementation of commercial strategy for mass consumer businesses. Prior to serving as our Commercial Director, Mrs. Rastelli has served as Commercial Director and New Business from April 2011 through November 2014, manager of commercial mass consumer businesses from May 2007 to March 2011, supermarket sales chain manager from October 2004 through April 2007 and the manager of our private label operations from October 1998 through 2004. She received her Bachelor's Degree in Food Technology in 1995 from the Pontifical Catholic University of Argentina (UCA) with Honors, a Postgraduate Specialization in Marketing from the University of San Andrés (UdeSA) in 1999 and a Master's Degree in Marketing from UdeSA in 2003. Prior to joining us, Ms. Rastelli worked as a key accounts manager for Special Accounts at Molinos Río de la Plata S.A. from December 1996 to 1998.

  Enrique Rubén Pérez has served as our Purchasing Director since 1983. Mr. Perez has over 30 years of experience with the company holding a number of different positions, including as head of Cañuelas Pack S.A.

  Martín González Rendo has served as Retail Director since August 2017. Mr. González Rendo has over 19 years of experience in the management and commercialization of products and services. From 2015 through 2017, Mr. González Rendo managed the commercial operations of COTO C.I.C.S.A., a leader in the Argentine retail market. From 2003 through 2015, Mr. Gonzalez Rendo worked in the management of various commercial units of COTO C.I.C.S.A. Since 2010 Mr. Gonzalez Rendo has served as a member of the commercial committee of the United Supermarket Association (Asociación de Supermercados Unidos) of Argentina and in 2016 became a member of the commercial commission of theArgentine Chamber of Commerce (Camara Argentina de Comercio). Mr. González Rendo holds a degree in sales from the Universidad Argentina de la Empresa.

  Adrián Barese has served as Frozen Foods Director since February 2017. Mr. Barese has over 21 years of experience in retail in Cencosud S.A. Since 2009, Mr. Barese served as our business director of bread, pastas, pre-made meals and restaurants. During that time, Mr. Barese was in charge of the development, operation purchasing and sales as well as the management of seven facilities for the making of branded industrial flour products and one facility for the preparation of pre-made mixtures. Prior to joining our Company, Mr. Barese served as manager for the division of administration and management control at Cencosud S.A. Mr. Barese holds a degree in business administration from the University of Buenos Aires.

Recent Management Changes

        In December 2017, Alejandro Matoso resigned as our Chief Financial Officer. Cristian Cotone, our Chief Accounting Officer, succeeded him and was appointed as our Chief Financial Officer in January 2018. Mr. Cotone also continues to serve as our Chief Accounting Officer. In January 2018, we also hired Miguel Sanchez de Bustamante as our Director of Corporate Finance. In addition, in January 2018, Juan J. Rodríguez Nouche resigned as our Special Project Director.

        Our managers supervise our day-to-day operations so as to ensure that all of our general strategic objectives are carried out and they report to our Board of Directors.

        All senior managers are domiciled at the registered office of the Company, which is located at John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.

Supervisory Committee

        Pursuant to the Argentine General Companies Law, the Argentine Capital Markets Law and the CNV Rules, we are required to establish a supervisory committee (comisión fiscalizadora) composed only of lawyers, certified public accountants authorized to practice in Argentina and/or civil-law partnerships whose members are either lawyers or certified public accountants authorized to practice in Argentina. Thus, in accordance with the resolutions adopted at our April 5, 2017 general shareholders' meeting, our supervisory committee was created and is separate from the committees of the Board of Directors. The supervisory committee shall be composed of three regular members and three alternate members, none of whom are members of our Board of Directors. Both the regular members as well as the alternate members of the supervisory committee shall be appointed at a shareholders' meeting for a one-year term. Under Section 248 of the Argentine General Companies Law, plurality of votes will not be applicable to the election of members of the supervisory committee.

        Pursuant to the Shareholders' meeting held on February 26, 2018, Marcelo Oscar Scherrer, Leonardo Fernandez and Facundo Clodomiro Carranza were appointed as regular members of the supervisory committee, and Fabián Cainzos, María Mercedes Premrou, and Francisco Antognini were appointed as alternate members of the supervisory committee. The term of the supervisory committees' appointees shall be until the end of the current fiscal year, November 30, 2018.

        The principal rights and duties of the members of the supervisory committee under Argentine General Companies Law are: (1) to review corporate management by examining accounts and documents, (2) to verify, at the same time and frequency, amount of securities on hand and compliance with obligations, (3) to attend, without voting, the annual shareholders' meetings and meetings of the Board of Directors, (4) to summon extraordinary shareholders' meetings, if deemed necessary, and regular and special shareholders' meetings should the Board of Directors not summon them, (5) to submit to the shareholders' meetings a written report regarding the economic and financial condition of the company and to render an opinion about the report, the balance sheet and the income statements of the company, and (6) to analyze the written claims of shareholders representing no less than 2% of the outstanding capital stock. When conducting these activities, the supervisory committee is prohibited from controlling the operations and from assessing the fairness of the decisions made by directors. The supervisory committee has unlimited access to corporate documents and other documents and accounts and it has the right to solicit any information that it deems necessary in order to perform its duties.

        Below is a brief account of the business experience of the regular members and alternate members of our supervisory committee:

        Francisco Antognini is a Public Accountant with a degree from Universidad Católica Argentina. Mr. Antognini has vast experience in advising and auditing, advising and being part of the Audit Department for companies such as Telefónica, Claro, Editorial Atlántida, Cablevisión and Dreyfus, between others. He became partner in tax in Ernst & Young, and occupied such position until his retirement in 2013. He was professor of the tax module in Universidad Católica Argentina and in the Finance postgraduate degree offered by the UADE, and gave several lectures and conferences. As of the date of this prospectus, he has been appointed as alternate member of the supervisory committee of the Company.

        Leonardo Fernández is a lawyer with a degree from Universidad de Buenos Aires, and has completed several postgraduate courses. He is director of IRSA Propiedades Comerciales S.A. and alternate Director of Transportadora de Gas del Norte S.A. As of the date of this prospectus, he has been appointed as regular member of the supervisory committee of the Company.

        Marcelo Oscar Scherrer is a Public Accountant with a degree from Universidad Nacional de Río Cuarto. He is a syndic of Meats S.R.L., Finexclor S.R.L., Molisur S.A. and Southern Multinvest S.R.L. Mr. Sherrer has experience in the areas of accountancy, tax and audit. Since 1997 he is a syndic of the Company. As of the date of this prospectus, he has been appointed as regular member of the supervisory committee of the Company.

        Fabián Cainzos is a lawyer with a degree from Universidad de Buenos Aires. As of the date of this prospectus, he has been appointed as alternate member of the supervisory committee of the Company.

        María Mercedes Premrou is a lawyer with a degree from Universidad Católica Argentina, and has completed postgraduate courses. As of the date of this prospectus, she has been appointed as alternate member of the supervisory committee of the Company.

        Facundo Clodomiro Carranza is a lawyer with a degree from Universidad Nacional de Córdoba, and has completed several postgraduate courses in the Universidad Nacional del Litoral, Universidad Nacional de Córdoba and Universidad Católica de Córdoba. Mr. Carranza has vast experience in civil and commercial law. From 2009 to 2013, he served as President of the Bar Association of Río Cuarto.

As of the date of this prospectus, he has been appointed as regular member of the supervisory committee of the Company.

        Pursuant to the first paragraph of Section 79 of the Argentine Capital Markets Law, all members of the supervisory committee should be independent.

        Pursuant to Section 12, Chapter III, Title II of the CNV Rules, the independence of the auditors will be evaluated considering the guidelines provided by the Technical Resolutions of the FACPCE. According to the provisions of Technical Resolution No. 15 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, all members of our supervisory committee are independent.

Family Relationships

        As of the date of this prospectus, the following family relationships existed among our executive officers and the members of our Board of Directors:

  •
  Aldo Adriano Navilli, President of the Board of Directors; and Ricardo Alberto Navilli, Director; are siblings;

  •
  Carlos Adriano Navilli, Vice President; and Adriana Elba Navilli, Director, are siblings and first cousins to Aldo Adriano Navilli, President of the Board of Directors; and Ricardo Alberto Navilli, Director;

  •
  Marcos Aníbal Villemur, Director, is the son of Adriana Elba Navilli, Director, and nephew of Carlos Adriano Navilli, Vice President of the Board of Directors;

  •
  Ricardo Leandro Navilli, Director, is the son of Ricardo Alberto Navilli, Director, and nephew of Aldo Adriano Navilli, President of the Board of Directors;

  •
  Aldo Luciano Navilli, Chief Strategy Officer, is the son of Aldo Adriano Navilli, President of the Board of Directors brother to Mariano Navilli, Director, and nephew of Ricardo Alberto Navilli, Director;

  •
  Mariano Navilli, Director, is the son of Aldo Adriano Navilli, President of the Board of Directors, brother to Aldo Luciano Navilli, Chief Strategy Officer, and nephew of Ricardo Alberto Navilli, Director; and

  •
  Jorge Damián Schnir, a member of our Board of Director's, is married to the sister-in-law of Aldo Adriano Navilli, a member of our Board of Directors.

        There are no other family relationships among our executive officers and the members of our Board of Directors.

Compensation Policies

        In the fiscal year ended November 30, 2015, 2016 and 2017, we paid AR$31 million, AR$154 million and AR$81 million, respectively, and for the three-month period ended on February 28, 2018, and 2017 AR$22 million and AR$15 million, respectively in compensation to our key management personnel.

Executive Officers

        The compensation of our executive officers requires the approval of our Board of Directors.

Board of Directors

        Under the Argentine General Companies Law, if the compensation of the members of the board of directors is not established in the bylaws of the company, it should be determined by a meeting of the Company's shareholders. The maximum amount of total compensation to the members of the board of directors and the members of the Oversight Committee (Consejo de Vigilancia), including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of the company's net income. According to Section 261 of the Argentine General Companies Law, the compensation paid to all directors and members of the Oversight Committee during a given year may not exceed 5% of the company's net income for such year when there is no distribution of dividends to shareholders. If dividends are paid, such payments to directors and members of the Oversight Committee will be increased proportionally up to the aforementioned 25% of the Company's net income.

        When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders' meeting may approve compensation in excess of the limits described above.

        The full amount of compensation paid to Directors for the fiscal year ended November 30, 2016 was AR$122 million. The full amount of compensation paid to Directors for the fiscal year ended November 30, 2017 was AR$62 million.

Supervisory Committee

        The full amount of compensation paid to supervisory committee members for the fiscal year ended November 30, 2016 was AR$240,000. The full amount of compensation paid to supervisory committee members for the fiscal year ended November 30, 2017 was AR$240,000.

Long-Term Incentive Plan

        We are currently developing an incentive plan to attract and retain qualified and capable professionals and to promote the success of our business. The plan will be aimed at rewarding certain employees, managers and/or directors through an annual award that may consist of stock options, restricted shares, restricted share units, share appreciation rights, performance awards, phantom stock and other awards as will be determined by our shareholders and/or Board of Directors, as applicable. As of the date of this prospectus, we have not granted any awards and no incentive plan has been yet approved or implemented.

Benefits upon Termination of Employment

        Neither we nor our subsidiaries have entered into any agreement providing for benefits to any director upon termination of service.

Share Ownership

        Following the Global Offering, the members of our Board of Directors will hold, as a group,        % of the total interests, of Molino Cañuelas.

        The following table sets forth information with respect to the beneficial ownership of our Class A and/or Class B ordinary shares, as of the date of the Global Offering, and as adjusted to reflect the conversion of our Class A shares to Class B ordinary shares and the subsequent sale of the Class B ordinary shares offered in this offering for each of our directors, executive officers and members of the supervisory committee who beneficially own our ordinary shares:

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Percent		Class B Ordinary Shares	Percent
Directors
Aldo Adriano Navilli			%	0	0.00%
Carlos Adriano Navilli			%	0	0.00%
Ricardo Alberto Navilli			%	0	0.00%
Adriana Elba Navilli			%	0	0.00%
Marcos Aníbal Villemur			%	0	0.00%
Total			%	0	0.00%

        Certain of our executive officers may purchase Class B ordinary shares in the Argentine offering at the public offering price. We cannot assure you whether or not such executive officers will purchase any of our Class B ordinary shares in the Argentine offering.

Corporate Governance Practices

        Companies listed on the NYSE must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. NYSE listed companies that are foreign private issuers are permitted to follow home country practices in lieu of Section 303A, except that such companies are required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual. Under Section 303A.06, foreign private issuers must have an audit committee that meets the independence requirements of Rule 10A-3 under the Exchange Act. Under Section 303A.11, such companies must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Finally, under Section 303A.12(b) and (c), such companies must promptly notify the NYSE in writing after becoming aware of any non-compliance with any applicable provisions of this Section 303A and must annually make a written affirmation to the NYSE.

        The table below briefly describes the significant differences between our domestic practice and the NYSE corporate governance rules:

Section	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Argentine Corporate Governance Rules
303A.01	A listed company must have a majority of independent directors. "Controlled companies" are not required to comply with this requirement.	Neither Argentine law nor do our bylaws require us to have a majority of independent directors.
303A.02
No director qualifies as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

As a foreign private issuer, we are required to comply with SEC independence requirements under Rule 10-A3 with respect to the independent directors that are on our audit committee. With the exception of directors that are members of the audit committee that need to comply with the independence requirements of Rule 10-A3, pursuant to CNV Rules, a director is not independent if such director is:

a) a member of management or an employee of shareholders who hold material holdings in the listed company or of other entities in which these shareholders have material holdings or over which these shareholders exercise a material influence;

b) is currently an employee or has, in the last three years, been an employee of the listed company;

c) a person who has a professional relationship or is part of a company or professional association that maintains professional relationship with, or that receives remunerations or fees (other than directors' fees) from, the listed company or from shareholders that have material holdings in the listed company, or with a company in which such shareholders have material holdings or exercise a material influence;

d) a person who has material holdings in the listed company or in an entity that has material holdings in, or exercises a material influence over, the listed company;

Section	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Argentine Corporate Governance Rules

e) a person who directly or indirectly provides goods or services to the listed company or to shareholders that have material holdings in or exercise a material influence over the listed company and receives any compensation for such services that is substantially higher than that which is received as director of the listed company; or

f) the member is married or is a family member to an individual who would not qualify as independent.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

Neither Argentine law nor our bylaws require the holding of meetings by non-management. Currently, we do not hold non-management directors meetings.

The Argentine General Companies Law provides, however, that the board shall meet at least once every three months, and according to our bylaws, whenever any of the members of the Supervisory Committee or the Board of Directors considers necessary to convene a meeting.

303A.04
A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. Controlled companies are not required to comply with this requirement.

Neither Argentine law nor our bylaws require the establishment of a nominating/corporate governance committee.

Directors are both nominated and appointed by the shareholders.

Notwithstanding the above, we have a Nomination and Compensation Committee which shall be integrated by at least one independent director. The committee's chairman shall be an independent director as well.

Section	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Argentine Corporate Governance Rules
303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties. Controlled companies" are not required to comply with this requirement.

Neither Argentine law nor our bylaws require the establishment of a compensation committee.

The compensation of our directors is determined at the annual ordinary shareholders' meeting. Additionally, the audit committee must issue an opinion regarding the reasonableness and adequacy of such compensation.

Notwithstanding the above, we have a Nomination and Compensation Committee which shall be integrated by at least one independent director. The committee's chairman shall be an independent director as well.

303A.06
A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, with a written charter that covers certain minimum specified duties.

As a foreign private issuer, we are required to comply with Section 303A.06 of the NYSE Listed Company Manual.

Argentine law requires that the audit committee be composed of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters.

The responsibilities of an audit committee, as provided in Argentine Capital Markets Law and the CNV Rules include the responsibilities listed under "—Audit Committee."

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.
The basic terms of the equity-compensation plans should be considered by the general shareholders' meeting, notwithstanding the power of this corporate body to delegate any decisions to the board of directors.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.
Neither Argentine law nor our bylaws require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain a recommended guidelines referred to as Code of Corporate Governance for listed companies, and the board of directors must describe on its annual report, the degree of compliance of the guidelines and recommendations included in such code. As of April 5, 2017, we have adopted a corporate governance manual.

Section	NYSE Corporate Governance Rules for U.S. Domestic Issuers	Argentine Corporate Governance Rules
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Neither Argentine law nor our bylaws require the adoption or disclosure of a code of business conduct. However, among its other responsibilities our Corporate Governance Committee must prepare a draft ethics code that will be binding upon us and all of our employees. Such code must be approved by the board of directors.
303A.12

a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.

b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any noncompliance with any applicable provisions of this Section 303A.

c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

As a foreign private issuer, we are required to comply with Section 303A.12 of the NYSE Listed Company Manual.

The CNV Rules provide that each year the board of directors shall include in the annual report included in the financial statement, a report on the degree of compliance with the code of corporate governance for listed companies included in the CNV Rules. In such report, which shall be submitted to the CNV and published for the general public, the board of directors must: (i) inform if it fully complies with the guidelines and recommendations of the aforementioned code of corporate governance, or (ii) explain the reasons for which it complies only partially or it does not comply with such principles and recommendations, and indicate if the company intends to incorporate the principles and guidelines it failed to adopt. To such end, the company must (a) adopt the principles as general corporate governance guidelines and the recommendations as a framework to adopt the principles within the company, (b) notify compliance with each of the recommendations included in the Corporate Governance Manual, (c) in case of compliance include the required information in accordance with CNV Rules, and (d) in case of partial or non-compliance, justify such event and indicate the action plan for future years, or an indication of the reasons for which the board of directors does not consider appropriate or applicable to follow the recommendations and guidelines provided in the CNV Rules.

Board of Directors Committee

Management Committee

        The management committee shall be comprised of the directors and/or managers appointed by the Board of Directors. The main functions of the Management Committee are, among others, the following:

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  approving the annual budget once proposed by the CEO, prior to its final submission to our Board of Directors;

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  making recommendations to our Board of Directors regarding any proposal by the CEO to appoint management;

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  making recommendations to our Board of Directors regarding any proposal by the CEO relating to objectives, plan issues related to corporate social responsibility, environmental matters, social and occupational safety and health and sustainability matters;

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  making recommendations to our Board of Directors regarding any proposal by the CEO relating to the implementation of management systems, objectives and plans, including training and other processes;

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  verifying the proper structure and operation of our management; and

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  participating, together with the Nominations and Compensation Committee, in the evaluation of management's performance.

        Our Board of Directors adopted, as of April 5, 2017, a corporate governance manual providing the relevant provisions regarding functions and composition of the Management Committee. Following completion of the Global Offering, such manual shall be available on the CNV's website (www.cnv.gov.ar) under the item Financial Information (Información Financiera).

Audit Committee

        Under the SEC rules applicable to corporate governance, we are required to maintain an audit committee, each of whom is financially literate and one of whom has accounting or related financial management expertise.

        Pursuant to our shareholders' meeting dated April 5, 2017 and immediately after the completion of the Global Offering, our audit committee shall consist of Mariano Navilli, Jorge Damián Schnir, and Alejandro German Lemonnier. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE rules applicable to corporate governance. Our Board of Directors has determined that each of Mariano Navilli, Jorge Damián Schnir and Alejandro German Lemonnier is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NYSE rules applicable to corporate governance.

        Both Jorge Damián Schnir and Alejandro German Lemonnier are "independent" as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

        Pursuant to the Argentine Capital Markets Law, and its corresponding regulations, we are required to have an audit committee consisting of at least three members of our Board of Directors with experience in business, finance or accounting. Under CNV Rules, at least a majority of the members of the audit committee must be independent directors. Decisions of the audit committee are to be recorded in a special corporate book and signed by all members of the committee who were present at the meeting where the decision we taken. Pursuant to CNV Rules, the audit committee must hold at least one regularly scheduled meeting every three months and with a frequency at least equal to the general meetings held by our Board of Directors.

        Pursuant to Section 110 of the Argentine Capital Markets Law, the audit committee, has the following duties:

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  issue an opinion on the independence of potential candidates for independent accountant to act as external auditor;

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  supervise the performance of internal controls and administrative and accounting systems and assesses the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;

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  oversee our information policies concerning risk management;

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  provide the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or principal shareholders;

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  advise on the reasonableness and legal requirements of fees or stock option plans for directors and executives proposed by the board of directors;

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  advise on our compliance with legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in the event of a capital increase in which pre-emptive rights are excluded or limited;

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  establish and maintain procedures for the receipt, retention and treatment of complaints related to accounting, internal controls and auditing matters and confidential or anonymous submissions by employees of concerns regarding questionable accounting or auditing matters;

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  verify compliance with any applicable rules of conduct; and

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  issue independent opinions regarding any related party transactions and other transactions that may result in conflicts of interest.

        The audit committee must also prepare an annual plan for the fiscal year and report on the plan to the board of directors and the supervisory committee. Upon requirement of the audit committee, members of the board of directors, of the supervisory committee and external independent auditors may be required to attend the meetings of the audit committee, with the right to speak but not to vote. The audit committee is entitled to hire experts and counsel to assist it in its tasks and has full access to all of our information and documentation.

Independence Requirements under SEC Rule 10-A3

        Pursuant to NYSE Rule 303A.06, we are required to have an audit committee that complies with SEC Rule 10-A3. Under rule 10-A3, we are required to comply with certain independent standards. Each member of the audit committee must be independent and a member of the board of directors. Pursuant to SEC Rule 10-A3, in order to be considered "independent," a member of an audit committee of a listed issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

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  accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

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  be an affiliated person of the issuer or any subsidiary thereof.

        Additionally, as of the date of effectiveness, at least one of the members of the audit committee must meet the criteria for independence under Rule 10-A3. By the ninetieth day following the effectiveness date, all but one member of the board of directors must meet the criteria for independence under Rule 10-A3.

        Our Board of Directors adopted, as of April 5, 2017, a corporate governance manual providing the relevant provisions regarding functions and composition of the Audit Committee. Following completion of the Global Offering, such manual shall be available on the CNV's website (www.cnv.gov.ar) under the item Financial Information (Información Financiera).

Nomination and Compensation Committee

        Our Nomination and Compensation Committee shall be comprised of the directors appointed by the Board of Directors.

        The Nomination and Compensation Committee, among other things:

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  requests and analyzes the information submitted by the directors, both prior and after their appointment;

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  advises the our Board of Directors about the criteria for the composition of the board of directors and for the selection of those who are proposed for the key executive positions;

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  submits to the our Board of Directors the proposals for appointment, re-election and ratification of the members of our Board of Directors; and

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  verifies compliance by the Directors with the conditions required to remain in their positions.

        Our Board of Directors adopted a corporate governance manual providing the relevant provisions regarding functions and composition of the Nomination and Compensation Committee. Following completion of the Global Offering, such manual shall be available on the CNV's website (www.cnv.gov.ar) under the item Financial Information (Información Financiera).

Crisis Committee

        The Crisis Committee shall be comprised of the CEO and of the directors appointed by the Board of Directors.

        The Crisis Committee decides on matters of urgency or on any matters for which: (i) there are potential public repercussions outside of the ordinary course of business, (ii) there is no time to wait for a resolution or action from the full Board of Directors meeting, and (iii) any delay may create a risk for the Company.

        Any decisions or action adopted or executed by the Crisis Committee is subsequently reported to our Board of Directors for its consideration, approval or correction. Our corporate governance manual details the relevant functions and compensation of our Crisis Committee.

        Our Board of Directors adopted, as of April 5, 2017, a corporate governance manual providing the relevant provisions regarding functions and composition of the Crisis Committee. Following completion of the Global Offering, such manual shall be available on the CNV's website (www.cnv.gov.ar) under the item Financial Information (Información Financiera).

Corporate Governance Committee

        The Corporate Governance committee shall monitor the implementation and enforcement of our corporate governance code and the regulations issued thereunder.

        Among its other responsibilities, the Corporate Governance Committee is responsible for:

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  verifying the adequacy of the rules of our code of corporate governance to our operations.

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  suggesting amendments and updates to our corporate governance code;

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  verifying the proper functioning of communication mechanisms between our Board of Directors and the shareholders; and

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  evaluating our compliance with the code of corporate governance and preparing a written report for the consideration of our Board of Directors in the course of their approval of our annual financial statements.

        The Corporate Governance Committee shall be composed by members of our Board of Directors appointed by our Board of Directors. Our Board of Directors adopted, as of April 5, 2017, a corporate governance manual providing the relevant provisions regarding functions and composition of the Corporate Governance Committee. Following completion of the Global Offering, such manual shall be available on the CNV's website (www.cnv.gov.ar) under the item Financial Information (Información Financiera).

Code of Ethics

        Among its responsibilities, our Corporate Governance Committee has prepared a draft of the code of ethics that will be binding upon the Company and all of our employees. Such code must be approved by our Board of Directors.

PRINCIPAL AND SELLING SHAREHOLDERS

        Our Company is beneficially owned or controlled by the Navilli family. Prior to the Global Offering, the Navilli family beneficially owned 100% of our share capital which consisted of AR$15,000,000 represented by 150,000,000 ordinary, non-endorsable shares Class A, with a par value of AR$0.10 each and the right to one vote per share.

        Prior to the Delivery Date the selling shareholders will undertake a share conversion whereby                   Class A ordinary shares will be converted into                    Class B ordinary shares, which are being offered by the selling shareholders in connection with the Global Offering. Following completion of the Global Offering, we will have                   Class A ordinary shares and                   Class B ordinary shares, and upon full exercise of the over-allotment option, we will have                    Class A ordinary shares and                   Class B ordinary shares. References to our shareholder's meeting adopting a resolution for the modifications of our bylaws and the designation of our new board of directors refer to a meeting to be held prior to the effectiveness of the Global Offering.

        Each ordinary share of our share capital represents the same economic interests, except that holders of our Class A ordinary shares shall be entitled to five votes per Class A ordinary share and holders of our Class B ordinary shares shall be entitled to one vote per Class B ordinary share. All such shares shall be book-entry shares, with a par value of AR$0.10 per share.

        A total of           ordinary shares, consisting of                   Class B ordinary shares are being offered by us in the Global Offering and            ordinary shares, consisting of                   Class B ordinary shares are being offered by the selling shareholders.

        The following table sets forth certain information relating to the beneficial ownership of our shares outstanding prior to the completion of the Global Offering:

	Ordinary Class A Shares Beneficially Owned Before the Global Offering
	Number	Percent	Total Votes
Aldo Adriano Navilli*	37,500,000	25%	37,500,000
Carlos Adriano Navilli*	37,500,000	25%	37,500,000
Ricardo Alberto Navilli*	37,500,000	25%	37,500,000
Adriana Elba Navilli*	30,000,000	20%	30,000,000
Marcos Aníbal Villemur*	7,500,000	5%	7,500,000

Total	150,000,000	100%	150,000,000

*
Selling shareholder in the Global Offering

Shareholders' Agreement

        The members of the Navilli family are parties to two shareholders' agreements both dated as of January 18, 2017, which came into force on April 14, 2017, which we refer to collectively as the Shareholders' Agreement. Under the terms of the Shareholders' Agreement and for purposes of making determinations thereunder, Adriana Elba Navilli and Marcos Aníbal Villemur are viewed as a single signatory to the Shareholders' Agreement.

        Pursuant to the Shareholders' Agreement, during the first five years subsequent to its effective date, the Navilli family agrees to take all necessary actions to ensure that the office of the chairman of our Board of Directors shall be exercised by Aldo Adriano Navilli, or by whomever Aldo Adriano

Navilli may appoint in his sole discretion. Mr. Aldo Adriano Navilli may resign this position freely and at his own discretion, at any time, with no need of prior notice or formalities of any kind.

        Additionally, the Navilli family agrees to take all necessary actions to ensure that all the decisions related to the government, management and supervision of the Company (including its activities, business and assets) shall be adopted by the favorable decision of at least three (3) signatories to the Shareholders' Agreement, provided that during the first five years of the Shareholders' Agreement, one of the signatories must be Aldo Adriano Navilli.

  Composition of the Board of Directors (Clause 3.02 of the Shareholders' Agreement)

        In connection with the management of the Company, the Shareholders' Agreement provides that each signatory shall have the right to appoint, to remove or replace, at any time and at its own proposal, two regular directors and an equal number of alternate directors. Moreover, the Navilli family agrees to take all necessary actions to ensure that any independent director shall be appointed from the list jointly proposed by at least three (3) signatories, one of whom, during the first five years of the Shareholders' Agreement, must be Aldo Adriano Navilli.

  Board of Directors Meetings (Clause 3.02 of the Shareholders' Agreement)

        In connection with any meeting of the board of directors, the Navilli family agrees to take all necessary actions to ensure that the board of directors shall validly meet with the attendance or representation of more than half of the number of directors, among which at least one of the directors, during the first five years of the Shareholders' Agreement, must be a nominee of Aldo Adriano Navilli.

        Additionally, the Navilli family agrees to take all necessary actions to ensure that, except for the Relevant Matters, as described below:

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  during the first five years of the Shareholders' Agreement, the Board of Directors shall resolve by a majority vote of the directors present, provided that any majority vote must include: at least one director appointed at the proposal of Aldo Adriano Navilli, at least one director appointed by any other signatory to the Shareholders' Agreement and at least one director appointed at the proposal of any of the other two signatories; and

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  after the first five years of the Shareholders' Agreement, the Board of Directors shall resolve by a majority vote of the directors present provided the affirmative votes include the votes of the directors appointed by at least three Parties to the Shareholders' Agreement.

  Shareholders' Meetings (Clause 3.03 of the Shareholders' Agreement)

        In connection with shareholders' meetings, the Navilli family agrees to take all necessary actions to ensure that the quorum of first and second calls to an ordinary shareholders' meeting is made in compliance with Argentine General Companies Law, provided that at least three signatories to the Shareholders' Agreement, one of which must be Aldo Adriano Navilli, should participate.

        Except for the provision related to Relevant Matters discussed below, the Navilli family agrees to take all necessary actions to ensure that the decisions at the ordinary shareholders' meeting shall be adopted by the affirmative vote of at least three signatories to the Shareholders' Agreement, of which one must be Aldo Adriano Navilli during the first five years of the Shareholders' Agreement.

        In addition, the Navilli family agrees to take all necessary actions to ensure that the quorums for a first and second call to an extraordinary shareholders' meetings shall be comprised by shareholders representing at least 60% of the total votes of the Company, provided that at least three of the signatories to the Shareholders' Agreement, one of whom must be Aldo Adriano Navilli, participate.

        Except for the provision related to Relevant Matters, as described below, the decisions at any extraordinary shareholders' meeting shall be adopted by the affirmative vote of at least three signatories to the Shareholders' Agreement, one of which must be Aldo Adriano Navilli during the first five years of the Shareholders' Agreement.

  Relevant Matters (Clause 3.04 of the Shareholders' Agreement)

        The following matters, which we refer to as Relevant Matters, are subject to different terms under the Shareholders' Agreement:

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  our dissolution, voluntary liquidation and bankruptcy; and

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  transfer of going concern (transferencia de fondo de comercio), and/or disposal of all or substantially all of our assets.

        In the case of any Relevant Matters, the Navilli family agrees to take all necessary actions to ensure that the Board of Directors shall only meet with the attendance, whether present or represented, of at least more than half the number of directors. The Navilli family agrees to take all necessary actions to ensure that any decision is only adopted by the vote of the majority of all directors present provided that the affirmative votes include the votes of at least one director appointed by each of the signatories to the Shareholders' Agreement.

        In addition, the Navilli family agrees to take all necessary actions to ensure that the four signatories to the Shareholders' Agreement shall attend the shareholders' meetings concerning Relevant Matters, during both the first and second calls. The Navilli family agrees to take all necessary steps to ensure that any decision made by the shareholders on the Relevant Matters be unanimously approved by all four signatories to the Shareholders' Agreement.

  Transfer of Shares (Section IV of the Shareholders' Agreement)

        According to the Shareholders' Agreement each signatory may freely transfer its shares (i) to its successors; or (ii) to any company in respect of which the seller shall retain absolute and unrestricted control of not less than ninety-nine percent (99%) of the share capital and voting rights (without taking into account plural votes).

        Each signatory may validly transfer at any time, in one or more transactions, up to 20% of its own Class A ordinary shares as from the time the Global Offering takes place and the Company is in the public offering regime. The signatories agree that any such previously described transfer of Class A ordinary shares must comply with the conversion into Class B ordinary shares entitled to one vote per share.

        The Shareholders' Agreement provides that in the event that a signatory intended to make a transfer, in whole or in part, of our shares to any third party, including any other signatory, the selling shareholder must notify its decision in writing to the board of directors and non-selling Class A shareholders, who shall have a right of first refusal to purchase all of the shares offered by the selling shareholders for a term of 30 days. In the event that all non-selling shareholders resolve to exercise their respective right of first refusal, the shares offered shall be distributed pro-rata to their respective shareholdings in the Company.

        The selling shareholders may not transfer Class A ordinary shares to third parties. Prior to any transfer, the selling shareholder shall request the Company to convert the Class A ordinary shares offered in an equivalent amount of Class B ordinary shares of the Company entitled to one vote per share.

  Supplemental Agreement

        In addition to the Shareholders' Agreement, the members of the Navilli family are parties to a supplementary agreement dated as of January 18, 2017 (the "Supplementary Agreement"), which came into force on April 19, 2017. Under the terms of the Supplementary Agreement and for purposes of making determinations thereunder, Adriana Elba Navilli and Marcos Aníbal Villemur are viewed as a single signatory to the Shareholders' Agreement.

        For a period of five years from the effective date of the Supplementary Agreement, Carlos Navilli, Ricardo Navilli, Adriana Navilli and Marcos Villemur give their definitive, unconditional and irrevocable consent, approval and full agreement with the execution of each and all of the acts and resolutions related to the management, government and supervision of the Company (including its assets, operations and any Relevant Matter, as defined in the Shareholders' Agreement), whether present or future, as decided or advised by Aldo Adriano Navilli, in his sole discretion.

        The powers of Carlos Navilli, Ricardo Navilli, Adriana Navilli and Marcos Villemur under the Shareholders' Agreement related to applicable rules to the board of directors and shareholders' meetings are assigned and delegated, to the fullest extent possible, in favor of Aldo Adriano Navilli.

        Carlos Navilli, Ricardo Navilli, Adriana Navilli and Marcos Villemur expressly, unconditionally and irrevocably waive to the fullest extent permitted by law, to formulate, directly or indirectly (including through us), any type of claim, including any liability, cost, loss, expense, damage, prejudice and/or detriment of any kind, whether direct or indirect, moral or material against Aldo Adriano Navilli resulting from or generated by the provisions of the Supplementary Agreement and/or from the management, government, and/or control of the Company. This waiver shall not apply in any case where Aldo Adriano Navilli proceeds maliciously against the Company, as determined by a final judgment pronounced by a competent judge. Carlos Navilli, Ricardo Navilli, Adriana Navilli and Marcos Villemur shall jointly and severally indemnify and hold harmless Aldo Adriano Navilli for any claims of third parties based on the management, government or control of the Company.

Changes in Shareholder Ownership

        The following table sets forth certain information relating to the beneficial ownership of our Class A and Class B ordinary shares after the share conversion and prior to the completion of the Global Offering. Percentages in the following table are based on           shares outstanding, consisting of                    Class A ordinary shares and                   Class B ordinary shares, after the Share Conversion but before the Global Offering, and            outstanding ordinary shares, consisting of                   Class A ordinary shares and                   Class B ordinary shares, after the completion of the Global Offering. As of this date, none of our ordinary shares were held in the U.S. nor were there any residing shareholders in the U.S.

	Class A ordinary shares Beneficially Owned after Share Conversion and Before the Global Offering			Class B ordinary shares Beneficially Owned after Share Conversion and Before the Global Offering			Total Votes Before Global Offering	Total Votes After the Global Offering
	Number	Percent		Number	Percent		Number	Number	Percentage(1)
Aldo Adriano Navilli			%			%				%
Carlos Adriano Navilli			%			%				%
Ricardo Alberto Navilli			%			%				%
Adriana Elba Navilli			%			%				%
Marcos Aníbal Villemur			%			%				%
Total			%			%				%

(1)
Assuming the option to purchase additional shares is not exercised and 100% of the Class B ordinary shares (which may be represented by ADSs) are sold in the Global Offering.

Changes in Shareholder Ownership

        The table below represents the evolution of our capital stock and the material changes in equity participation of our shareholders, in both cases, since December 1, 2013.

Date	Capital Stock (AR$.)	Event	Major Shareholders
December 1, 2013	12,000,000	—	Aldo Adriano Navilli (25%) Carlos Adriano Navilli (25%) Ricardo Alberto Navilli (25%) Adriano Carlos Navilli (15%) Adriana Elba Navilli (5%) Marcos Aníbal Villemur (5%)
May 5, 2016	12,000,000	The transfer of 1,800,000 shares from Adriano Carlos Navilli to Adriana Elba Navilli	Aldo Adriano Navilli (25%) Carlos Adriano Navilli (25%) Ricardo Alberto Navilli (25%) Adriana Elba Navilli (20%) Marcos Aníbal Villemur (5%)
February 14, 2017	15,000,000	AR$3,000,000 capital increase by means of capitalization of non-allocated retained earnings	Aldo Adriano Navilli (25%) Carlos Adriano Navilli (25%) Ricardo Alberto Navilli (25%) Adriana Elba Navilli (20%) Marcos Aníbal Villemur (5%)

        The following table presents the beneficial ownership by our principal shareholders of our ordinary shares, consisting of our Class A and Class B ordinary shares following the Global Offering, assuming the placement of all Class B ordinary shares offered and no exercise of the option to purchase additional shares from us.

Shareholder Name	Class A Ordinary Shares	Class B Ordinary Shares	Total Shares	Percentage of Capital Stock		Total Votes	Percentage of Votes
Aldo Adriano Navilli		0			%			%
Carlos Adriano Navilli		0			%			%
Ricardo Alberto Navilli		0			%			%
Adriana Elba Navilli		0			%			%
Marcos Aníbal Villemur		0			%			%

Total:		0			%			%

        The following table presents the beneficial ownership of our ordinary shares, consisting of our Class A and Class B ordinary shares, following the Global Offering, assuming the placement of all shares offered and full exercise of the option to purchase additional shares from us.

Shareholder Name	Class A Ordinary Shares	Class B Ordinary Shares	Total Shares	Percentage of Capital Stock		Total Votes	Percentage of Votes
Aldo Adriano Navilli		0			%			%
Carlos Adriano Navilli		0			%			%
Ricardo Alberto Navilli		0			%			%
Adriana Elba Navilli		0			%			%
Marcos Aníbal Villemur		0			%			%

Total:		0			%			%

Selling Shareholders Information

        The following table sets forth information concerning our selling shareholders.

Name	Material relationships with us within the past three years	Number of Class B ordinary shares being sold	% of capital stock currently held	% of capital stock immediately after this offering(1)		Address
Aldo Adriano Navilli	Director, President		25.00%		%	John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.
Carlos Adriano Navilli	Director, Vice President		25.00%		%	John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.
Ricardo Alberto Navilli	Director		25.00%		%	John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.
Adriana Elba Navilli	Director		20.00%		%	John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.
Marcos Aníbal Villemur	Director		5.00%		%	John F. Kennedy 160, B1814BKD, Cañuelas, Province of Buenos Aires, Argentina.

(1)
Assuming the option to purchase additional shares is not exercised and 100% of Class B ordinary shares (which may be represented by ADSs) are sold in the Global Offering.

        Following the Global Offering,           Class A ordinary shares, and no Class B ordinary shares will be owned by Aldo Adriano Navilli, Carlos Adriano Navilli, Ricardo Alberto Navilli, Adriana Elba Navilli and Marcos Aníbal Villemur, our controlling shareholders, assuming that 100% of the shares they are offering are sold in the Global Offering. In connection with the Global Offering, our controlling shareholders have entered into a lock-up agreement preventing the sale of shares for 180 days from the date of this prospectus, subject to certain exceptions. For a further description of the lock-up agreements, see "Underwriting."

        Other than the Global Offering, we are not aware of any plans by any of our shareholders to dispose of significant numbers of ordinary shares. However, after the expiration of the lock-up period, our selling shareholders or other existing shareholders, may dispose of significant numbers of our ordinary shares. We cannot predict what effect, if any, future sales of our shares, or the availability of our ordinary shares for future sale will have on the market price of our Class B ordinary shares or from time to time.

RELATED PARTY TRANSACTIONS

        Our internal policy, which was approved on June 2, 2016, requires that all related party transaction be subject to our policy which requires that this be conducted at arm's length. As of and for the years ended November 30, 2015, 2016 and 2017, all of our related party transactions were conducted at arm's length.

Requirements under Argentine Capital Markets Law

        According to Section 72 of the Argentine Capital Markets Law, if a company that makes public offering of its shares enters into agreements or acts with a related party involving a relevant amount, it shall comply with the proceeding provided for in the Argentine Capital Markets Law. An act or agreement shall be deemed to be of a relevant amount when it exceeds one percent (1%) of the company's net equity according to the last approved financial statements.

        Under the Argentine Capital Markets Law the following are considered to be related parties to a company:

            (i)  directors, members of the supervisory committee, managers appointed in accordance with Section 270 of Argentine Corporate Law;

           (ii)  the individuals and entities that control or hold a significant participation in the capital stock of the company or in the capital stock of its controlling company. According to CNV Rules a "significant participation" is a shareholding that represents at least 15% of the share capital, or a smaller holding when it entitles to the appointment of one or more directors by class of shares or when such shareholder has entered into agreements with other shareholders concerning the governance and management of the company or its controlling shareholder;

          (iii)  any company that is under common control of the same entity controlling the company;

          (iv)  ascendants, descendants, spouses or siblings of any of the individuals mentioned in (i) and (ii) above; and

           (v)  companies in which any of the persons referred to in (i) to (iv) above have direct or indirect significant participation.

        Prior to the approval of the transaction, the board of directors or any of its members shall require the audit committee to state whether the conditions of the transaction can reasonably be considered as conducted at arms-length, or resolve based on a report on the transaction conditions required to two independent evaluation firms.

        According to Section 73 of Argentine Capital Markets Law, the acts or contracts with related parties, shall be informed to CNV immediately after its approval by the board of directors, including a report of the audit committee or, when applicable, the reports of independent evaluation firms, which shall be made available to the shareholders.

Outstanding Balances with Related Parties

        The following is a summary of the outstanding balances with non-combined related parties as of February 28, 2018, and November 30, 2015, 2016 and 2017 and transactions for the three-month period ended February 28, 2018, and transactions for the fiscal years ended November 30, 2015, 2016 and 2017:

			For the Three-month Period Ended February 28, 2018
	As of February 28, 2018
					Interest (net)	Other (net)
	Receivable	Payable	Sales	Purchases
Shareholders	—	(685,000)	—	—	—	—
Directors	72,836	(14,882)	—	—	—	—
Other Related Parties
Cañuelas S.A.	12,561	—	—	—	—	—
Cañuelas Pack S.A.	39,864	—	—	34,078	—	—
Cía. Argentina de Granos S.A.	68,697	(22,719)	(1,088)	214,542	—	—
Molca S.A.	116,000	(7,919)	—	8,515	—	—
Other Related Parties	4,648	(9,433)	(144)	31,914	—	101
Total	314,606	(739,953)	(1,232)	289,049	—	101

        As of and for the three-month period ended February 28, 2018, we had net payables of AR$(425) million in outstanding related party transactions. Of the total, AR$(685) million corresponded to dividend payable to shareholders that were holders as of April 28, 2017, AR$58 million to net receivable by directors and AR$202 million in net receivables due from other related parties is comprised of:

  •
  Cañuelas S.A.  An additional AR$12.6 million receivable from Cañuelas S.A. originated primarily from the sale of Ilsington S.A.

  •
  Cañuelas Pack S.A.  The AR$39.9 million receivable from Cañuelas Pack S.A. in connection with our sale on November 11, 2017 of certain plant, property and equipment where a flour mill and certain of our administrative offices are located. We have subsequently leased the property and expect to enter into a lease for AR$45,717 a year.

  •
  Compañía Argentina de Granos S.A.  An outstanding net payable of AR$46.0 million from Compañía Argentina de Granos S.A., which resulted from a AR$68.7 million receivable and AR$22.7 million payable. The outstanding net payable balance is related to commercial operations.

  •
  Molca S.A.  A net receivable of AR$108 million to Molca S.A. The receivable balance originates from an irrevocable option of AR$116 million to purchase a plot of land adjacent to Las Palmas port granted to Molca S.A. which was partially offset by lease payments in an amount of AR$8 million. This option is further described in Note 26.1 of our unaudited interim condensed consolidated combined financial statements.

  •
  Other Related Parties.  An outstanding net payable balance with other related parties of AR$4.8 million, which consists of: AR$0.4 million payable to Agronegocios las Mercedes S.A. related to purchase of agricultural products, AR$0.5 million payable to Agrotorino S.A., related to the purchase of agricultural products, AR$0.78 million net receivable from Agroyet S.A., related to purchase of agricultural products, AR$1.16 million net receivable principally from Alimentos Cañuelas S.A., AR$5.6 million net payable to Aldo Navilli y Hnos. S.A., related to purchase of agricultural products, AR$0.66 million receivable from Flormoli S.A., La Adriana S.A. and Molisur S.A., related to purchase of agricultural products, and AR$0.9 million net payable to Haras Aniceto S.A., Puramel S.A., Santa Cecilia Oeste S.R.L.,

    Selene S.A., Hotel Mediterráneo S.A., Transportes Laboulaye S.A. and VIU S.A., relating to the purchase of agricultural products, transportation expenses and supplies.

	As of November 30, 2017		For the Fiscal Year Ended November 30, 2017
					Interest (net)
	Receivable	Payable	Sales	Purchases		Other (net)
Shareholders	—	(715,000)	—	—	—	658,382
Directors	45,109	(4,833)	—	—	—	—
Other Related Parties
Cañuelas S.A.	10,810	—	—	—	—	—
Cañuelas Pack S.A.	39,855	—	(3,137)	—	—	243,716
Cía. Argentina de Granos S.A.	58,576	(151,868)	(235,229)	1,312,546	—	7,127,815
Molca S.A.	116,000	(7,974)	—	—	—	43,590
Other Related Parties	12,025	(6,243)	(29,658)	299,976	—	19,582
Total	282,375	(885,918)	(268,024)	1,612,522	—	8,093,085

        As of November 30, 2017, we had net payables of AR$(604) million in outstanding related party transactions. Of the total, AR$715 million corresponded to dividend payable to shareholders that were holders as of April 28, 2017, AR$40 million to net receivable by directors and AR$71 million to outstanding net receivables from other related parties. The AR$71 million in net receivables due from other related parties is comprised of:

  •
  Cañuelas S.A.  An additional AR$10.8 million receivable from Cañuelas S.A. originated primarily from the sale of Ilsington S.A. as described in Note 9 of our audited consolidated combined financial statements.

  •
  Cañuelas Pack S.A.  The AR$39.9 million receivable from Cañuelas Pack S.A. in connection with our sale on November 11, 2017 of certain plant, property and equipment where a flour mill and certain of our administrative offices are located. We have subsequently leased the property and expect to enter into a lease for AR$45,717 a year.

  •
  Compañía Argentina de Granos S.A.  An outstanding net payable of AR$93.2 million from Compañía Argentina de Granos S.A., which resulted from a AR$58.6 million receivable and AR$152 million payable. The outstanding net payable balance is related to commercial operations.

  •
  Molca S.A.  A net receivable of AR$108 million to Molca S.A. The receivable balance originates from an irrevocable option of AR$116 million to purchase a plot of land adjacent to Las Palmas port granted to Molca S.A. This option is further described in Note 29.1 of our annual consolidated combined financial statements. The AR$8 million payable balance originates from the acquisition of assets and activities related to Molca S.A.'s port operations and payments under the lease agreement of the port facility. Each of these is further described in Notes 1.4. and 26, respectively, of our audited consolidated combined financial statements.

  •
  Other Related Parties.  An outstanding net receivable balance with other related parties of AR$5.8 million, which consists of: AR$3.7 million payable to Aldo Navilli y Hno. S.A. related to purchase of agricultural products, AR$0.004 million net payable to Santa Cecilia Oeste S.R.L. related to a two-year lease of property for a monthly lease payment of US$48,000, AR$6.7 million receivable from Haras Aniceto S.A. relating to the sale of agricultural supplies, AR$0.8 million net receivable principally from short-term loans to Alimentos Cañuelas S.A., AR$0.6 million net receivable in expenses (property taxes) paid on behalf of La Adriana S.A., AR$0.85 net payable to Selene S.A., Puramel S.A. relating to the purchase of agricultural products and supplies, and VIU S.A., and AR$2.2 million net receivable from Agrotorino S.A.,

    Agroyet S.A., Ciser S.A., and Molisur S.A. relating to the purchase of agricultural products and supplies.

	As of November 30, 2016		For the Fiscal Year Ended November 30, 2016
					Interest (net)
	Receivable	Payable	Sales	Purchases		Other (net)
Shareholders	35,886	(213,280)	—	—	—	281,280
Directors	33,190	(26,516)	—	—	—	—
Other Related Parties
Agroyet S.A.	271	—	—	—	—	—
Alimentos Cañuelas S.A.	1,252	(1,537)	—	—	—	137,312
Cañuelas S.A.	9,768	—	—	—	—	—
Grupo Cañuelas S.A.	5,249	—	—	—	—	—
Molca S.A.	116,000	(188,135)	(1,638)	274,881	—	—
Santa Cecilia Oeste S.R.L.	4	—	—	—	—	—
VIU S.A.	—	(388)	—	—	—	—
Zarex S.A.	—	(88)	—	—	—	—

Total	201,620	(429,944)	(1,638)	274,881	—	418,592

        As of November 30, 2016, we had net payables of AR$228 million in outstanding related party transactions. Of the total, AR$177 million corresponded to dividends payable to shareholders, AR$7 million to advance payment for services provided by directors and AR$58 million to outstanding net payments to other related parties. The AR$58 million in net payments due to other related parties is comprised of:

  •
  Molca S.A.  A net payable of AR$72 million to Molca S.A., which results from an AR$116 million receivable and AR$188 million payable. The receivable balance originates from an irrevocable option to purchase a plot of land adjacent to Las Palmas port granted to Molca S.A. This option is further described in Note 30.1 of our annual consolidated combined financial statements. The AR$188 million payable balance originates from the acquisition of assets and activities related to Molca S.A.'s port operations and payments under the lease agreement of the port facility. Each of these is further described in Notes 1.2. and 27, respectively, of our audited consolidated combined financial statements.

  •
  Other Related Parties.  An outstanding net payable balance with other related parties of AR$1.0 million, which consists of an AR$1.5 million receivable derived principally from short term loans to Agroyet S.A., Alimentos Cañuelas S.A. and Santa Cecilia del Oeste S.R.L., and an AR$0.5 million payable relating to the purchase of supplies such as uniforms and clothing from VIU S.A., supplies from Zarex S.A. and agricultural products from Santa Cecilia Oeste S.A. and an AR$2 million payable from Alimentos Cañuelas.

        This net payable is partially offset by the following net receivables:

  •
  Grupo Cañuelas S.A.  A net receivable of AR$5 million from Grupo Cañuelas S.A. derives from a short term loan made to Grupo Cañuelas S.A.

  •
  Cañuelas S.A.  An additional AR$10 million receivable from Cañuelas S.A. originated primarily from the sale of Ilsington S.A. as described in Note 9 of our audited consolidated combined financial statements.

				For the Fiscal Year Ended November 30, 2015
	As of November 30, 2015
					Interest (net)
	Receivable	Payable	Sales	Purchases		Other (net)
Shareholders	—	(6,200)	—	—	—	18,000
Directors	14,093	(12,663)	—	—	—	—
Other related parties
Aldo Navilli Hnos.	—	—	(792)	—	—	—
Alimentos Cañuelas S.A.	—	(938)	—	—	—	(3)
Cañuelas Golf Club S.A.	—	—	(12)	—	—	—
Cañuelas S.A.	15,629	—	—	—	—	(14,570)
Grupo Cañuelas S.A.	7,984	—	—	—	—	—
Molisur S.A.	153	—	—	—	—	—
Puramel S.A.	—	—	—	255	—	—
Pureza S.A.	—	—	(30)	1,485	—	3
Santa Cecilia Oeste S.R.L.	12,346	—	(25)	8,423	—	—
Selene S.A.	5,878	—	—	1,115	—	—
VIU S.A.	—	—	—	—	—	136

Total	56,083	(19,801)	(859)	11,278	—	3,566

Management Compensation

        Key management includes Directors and first line of management. Compensation to key management personnel for the years ended November 30, 2015, 2016 and 2017 were the following:

	For the Fiscal Year Ended November 30,
	2017	2016	2015
	(thousands of Pesos)
Short term employee benefits	19,054	31,562	19,521
Director's fees	61,721	122,640	11,597

Total compensation	80,775	154,202	31,118

        For a further description of key management, see "Management."

Material Contracts with Related Parties

Lease and Production Agreements with Related Parties

Las Palmas Port Lease

        On January 29, 2016, we entered into a 20 year lease agreement with Molca S.A., which we refer to as the Molca Lease Agreement, pursuant to which we are entitled to operate the Las Palmas Port facilities located on the right bank of the Paraná river in northeastern Argentina. The monthly rent consists of US$125,000 plus applicable taxes. Molca S.A. is one of our affiliates and is owned by our principal shareholders, Aldo Adriano Navilli, Ricardo Alberto Navilli, Adriana Elba Navilli, Marcos Aníbal Villemur and Carlos Adriano Navilli.

        Notwithstanding the 20-year term, we have the right to extend the lease for an additional ten-year term, subject to a previous notice given on year ten. In addition, we have a purchase option of the facilities which could be exercised during the term of the lease agreement. The purchase price shall be determined by two appraisals when the option is exercised.

        The lease includes customary terms and conditions for this type of agreement, including our right to terminate the lease subject to the payment of US$1.5 million (12 monthly rents) plus taxes.

Sale and Lease of Property from Santa Cecilia del Oeste S.A.

        During the fiscal year ended November 30, 2017, we sold the property housing our packaging business and certain administrative offices, as well as some equipment related thereto, to Santa Cecilia del Oeste S.A. (an entity under the common control of our current shareholders) for AR$44 million. The sale resulted in a loss of AR$18.6 million recorded as a reduction of equity under distribution of non-financial assets.

        Following the sale of the property, we entered into a two year lease for the property with a two-year renewal option with Santa Cecilia del Oeste S.A.. Our monthly payments under the lease are US$48 thousand.

CAGSA Grain Field Purchase

        On October 16, 2017, we acquired participating interest from CAGSA in agricultural arrangements for the farming of certain agricultural products. Those arrangements are structured as contractual agreements entered into with third parties for the production of certain crops comprising approximately 215,000 hectares, including wheat, sorghum, soy, cotton and corn. We are entitled to 38% of such total agricultural production. The purchase price for these various contractual agreements was AR$325 million.

Credit Agreements and Guarantees with Related Parties

Cañuelas Pack Guarantee under the IFC Facility

        On September 29, 2016, our affiliate Cañuelas Pack S.A. entered into a Guarantee Agreement in connection with our obligations under the IFC Facility, which has a total of US$155 million outstanding. The guarantee of Cañuelas Pack shall remain in effect until our obligations have been paid in full. The guarantee is subject to certain customary covenants and provisions. The guarantee was cancelled in April 2017 and a new guarantee was issued by our subsidiary Molinos Florencia S.A. For more information on the IFC Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—IFC Facility."

Loan to Cañuelas Golf Club S.A.

        On April 11, 2014, we, as lenders, entered into a loan agreement with Cañuelas Golf Club S.A., an affiliate owned by our principal shareholders, whereby we agreed to provide a line of credit for up to AR$10 million at an annual interest rate of 12.5% until May 31, 2015. On May 30, 2015 we agreed to renew the line of credit until May 31, 2016. On May 31, 2016, we agreed to once again extend the line of credit until May 31, 2017. The loan was subsequently repaid. The purpose of the loan was to complete a real estate development in Cañuelas, Province of Buenos Aires, Argentina, which has been used extensively by the Company for marketing purposes, executive training, client meetings and other activities that are beneficial to our business.

Loan to Cañuelas Pack S.A.

        On November 30, 2015, we, as lenders, entered into a loan agreement with Cañuelas Pack S.A., an affiliate owned by our principal shareholders, whereby we agreed to provide a line of credit up to AR$23 million at an annual interest rate of 12.5% until November 30, 2016. On March 18, 2016 we agreed to extend the line of credit until May 21, 2017. The loan was subsequently repaid. The purpose of the loan was to finance working capital.

        On February 1, 2016 we, as lenders, entered into a further loan agreement with Cañuelas Pack S.A. whereby we agreed to provide a line of credit up to US$860 thousand in credit at an annual interest rate of 2% until November 30, 2016. On March 18, 2016 we agreed to extend the line of credit until May 21, 2017. The loan was subsequently repaid. The purpose of the loan was to finance working capital of Cañuelas Pack S.A.

DESCRIPTION OF OUR SHARE CAPITAL

        Set forth below is certain information relating to our share capital, including brief summaries of certain provisions of our bylaws, the Argentine General Companies Law and certain related laws and regulations of Argentina, all as in effect as at the date of this prospectus. The following summary description of our share capital does not purport to be complete and is qualified in its entirety by reference to our bylaws, the Argentine General Companies Law and the provisions of other applicable Argentine laws and regulations, including the CNV and the BYMA rules.

Share Capital

        We are a stock corporation (Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria) duly incorporated under the laws of Argentina on April 27, 1970 for a 99 year period and registered with the Public Registry of Commerce of the Province of Buenos Aires on August 7, 1970, under Page 411, No. 1321 Book Nº 2 of Contratos de Sociedades Anónimas.

        Prior to the Global Offering, our share capital consisted of AR$15,000,000 represented by 150,000,000 Class A ordinary, non-endorsable shares, with a par value of AR$0.10 each and the right to one vote per share.

        Prior to the Delivery Date the selling shareholders will undertake a share conversion whereby                    Class A ordinary shares will be converted into                     Class B ordinary shares, which are being offered by the selling shareholders in connection with the Global Offering. Following completion of the Global Offering, we will have                     Class A ordinary shares and                    Class B ordinary shares, and upon full exercise of the over-allotment option, we will have                    Class A ordinary shares and                     Class B ordinary shares.

        Each ordinary share of our share capital represents the same economic interests, except that holders of our Class A ordinary shares are entitled to five votes per Class A ordinary share and holders of our Class B ordinary shares shall be entitled to one vote per Class B ordinary share. All such shares shall be book-entry shares, with a par value of AR$0.10 per share.

        All outstanding ordinary shares are fully paid as of the date of this prospectus. During the last three years, our issued share capital has not been modified, except as indicated. For further information of changes in ownership or otherwise in our share capital, see "Principal and Selling Shareholders."

        Following the Global Offering, assuming the placement of all Class B ordinary shares offered, our authorized and issued capital stock will be                    , consisting of                     Class A ordinary shares and                    Class B ordinary shares. Following full exercise of the option to purchase additional Class B ordinary shares from us, our authorized and issued capital stock will be                    , consisting of                    Class A ordinary shares and                    Class B ordinary shares.

        Pursuant to our bylaws, after the Global Offering, we are not permitted to make a public offering of Class A ordinary shares, each of which entitle holders to five votes per Class A ordinary share. In addition, after the Global Offering, and as long as the Company remains subject to the public offering regime of the CNV, it shall not issue shares entitled to more than one vote per share.

Bylaws

Corporate Purpose

        Our bylaws provide in Article 3 that the corporate purpose of Molino Cañuelas is to carry out, among others, the following activities:

  •
  the purchase, export, import and consignment of grains, cereals, fodder, oilseeds and other agricultural products, sub-products and derivatives;

  •
  the preparation, manufacture and production of foods and or the manufacture of consumer products using grains, cereals, fodder, oilseeds and others;

  •
  the sale, distribution or provision of storage for liquid fuels, oil in bulk, agrochemicals, fertilizers and other farming products;

  •
  finance activities not subject to Law No. 21,526 and real estate activities;

  •
  activities related to agricultural goods, their purchase, sale, consignment, storage and any other related activity;

  •
  construction, transportation and port activities relating to our own and third-party buildings and products;

  •
  brokerage and intermediation activities, including but not limited to insurance re brokerage activities; and

  •
  any complementary activities related to the above.

Shareholders' Liability

        Shareholders' liability for the losses of a company are limited to the value of each respective shareholders' stake in the company. Under the Argentine General Companies Law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company's bylaws (or regulation, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. In addition, a shareholder who votes on a business transaction in which the shareholder's interest conflicts with that of the company may be liable for damages under the Argentine General Companies Law, but only if the transaction would not have been validly approved without such shareholders' vote.

Voting Rights

        Under our bylaws, each Class A ordinary share entitles the holder thereof to five votes at any meeting of our shareholders, and each Class B ordinary shares entitles the holder thereof to one vote at any meeting of our shareholders. Under the Argentine General Companies Law, a shareholder is required to abstain from voting on any resolution in which its direct or indirect interests conflict with, or are different from, that of the company. In the event that such shareholder votes on such resolution, and the relevant resolution would not have been approved without the shareholders' vote, such shareholder may be held liable for damages to the company, other shareholders and third parties, and the resolution may be declared void by a competent court.

        Pursuant to Section 244 of the Argentine General Companies Law, all shareholders' meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions: the voluntary winding-up of the company in advance, transfer of the domicile of the company outside of Argentina, a fundamental change to our corporate purpose of the company, total or partial mandatory repayment by the shareholders of the paid-in capital and a merger or a spin-off, where we will not be the surviving entity. In the aforementioned cases, the plurality of votes granted by a certain class of shares shall not be considered, meaning shareholders of our Class A ordinary shares shall only be entitled to one vote per share. Also, under Section 284 of the Argentine General Companies Law, plurality of votes will not be applicable to the election of syndics or members of the supervisory committee.

        Notwithstanding the above, pursuant to our bylaws, the favorable vote of two thirds of the votes held by the holders of Class A ordinary shares is required to resolve:

  •
  a merger with another company;

  •
  our voluntary early dissolution;

  •
  the transfer of our domicile outside of Argentina; and

  •
  the fundamental change to our corporate purpose. For further information regarding shareholders' meetings, see "Principal and Selling Shareholders—Shareholders' Agreement."

        In addition, the favorable vote of the absolute majority of the votes held by the holders of Class B ordinary shares present at a shareholders' meeting convened for such a purpose, whichever the percentage of capital stock that such Class B ordinary shares represent, shall be required to validly resolve any amendment of article four of our bylaws, which among other matters, addresses:

  •
  the composition of our capital stock, including the classes of shares, voting rights and the special majorities needed for the approval of specific matters (see "Description of our Share Capital—"Share Capital" and "Voting Rights");

  •
  provisions regulating the registration, form and transfer of shares to third parties or the principal shareholders, their descendants, heirs or spouses, and the descendants, heirs or spouses of each of these, as well as the companies controlled by each of them, which we refer to as the Controlling Group (see "Description of our Share Capital—Form and Transfer of Shares");

  •
  provisions regulating capital increases, preemptive and accretion rights (see "Description of our Share Capital—Preemptive and Accretion Rights"); and

  •
  provisions regarding a mandatory tender offer in the event that legal provisions currently in force cease to exist (see "Description of our Share Capital—Mandatory Acquisition Public Offer").

        In accordance with Argentine General Companies Law and our bylaws, as long as we remain an entity authorized to publicly offer our Class B ordinary shares, we will not issue additional shares of any class that entitle the holder to more than one vote per share. For further information regarding Voting Rights, see "Principal and Selling Shareholders—Shareholders' Agreement" and "Description of our Share Capital—Shareholders' Meetings."

        In accordance with article four of our bylaws, Class A ordinary shares may be converted into Class B ordinary shares at an exchange rate of one Class A ordinary share to one Class B ordinary share. The conversion may be conducted at any time at the request of a holder of Class A ordinary shares, by means of a notice addressed to the Board of Directors. The notice to the board of directors must contain:

  •
  the name, surname, physical address and ID, if the shareholder is a real person, or the full corporate name and registered address, if the shareholder is a legal person;

  •
  the shareholder's tax identification code, the number of Class A ordinary shares owned at the time of the notice;

  •
  the number of Class A ordinary shares to be converted; and

  •
  the shareholder's balance of Class A ordinary shares after giving effect to the conversion.

        Once provided, such request notice will constitute an irrevocable instruction to the Board of Directors to convert the Class A ordinary shares. If a request notice is received after notice of a shareholder's meeting has already been published, the Board of Directors will wait to resolve the request notice until after the meeting has been held. Otherwise, the Board of Directors will meet and provide a resolution for the conversion request within three business days counted as from the receipt of the request notice. Once the conversion is resolved, the Board of Directors will communicate the new composition of the capital stock to the relevant authorities and, if applicable, to the entity in charge of keeping the register of shares. In addition, the Board of Directors will immediately block the Class A ordinary shares which conversion into Class B ordinary shares has been requested.

Registration Requirements of Foreign Companies or Entities Holding Class B Ordinary Shares Directly

        Under Argentine law, foreign companies or entities that hold shares directly (and not in the form of ADSs) in an Argentine company must register with a local public registry to exercise certain shareholder political rights, including voting rights. Although the requirements may vary in the different local jurisdictions in which the foreign company or entity may be registered, in order to register with the public registry, the foreign company or entity is usually required to comply with, among other requirements: (1) filing of its corporate and accounting documents so as to show that it is not a special purpose vehicle organized solely to conduct business in Argentina, (2) verification that it is able to conduct business in its place of incorporation, and (3) provide evidence that it meets certain foreign asset requirements.

Redemption and Appraisal Rights

        Our ordinary shares, including Class B ordinary shares, may be redeemed in connection with a reduction in capital by the vote of a majority of shareholders at an extraordinary shareholders' meeting. Any shares so redeemed must be canceled by us.

        Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation, the dissolution prior to the expiration of the corporate term, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, withdrawal, denial or voluntary retirement from public offering or delisting, our continuation in the case of withdrawal of the authorization to perform activities or cancelation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. Appraisal rights must be exercised within five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders' meeting held within 75 days of the meeting at which the resolution was adopted. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the ADS Depositary with respect to our Class B ordinary shares represented by ADSs.

        Payment on the appraisal rights must be made within one year of the date of the shareholders' meeting at which the resolution was adopted, except in the case of our withdrawal, denial or voluntary retirement from the public offering regime of the CNV, our delisting or any continuation of the withdrawal of the authorization to perform activities. In any such case the payment period is reduced to 60 days from the date of the adjournment of the shareholders' meeting or following the publication of the withdrawal, denial or approval of the voluntary retirement from the public offering regime of the CNV.

Preemptive and Accretion Rights

        Under the Argentine General Companies Law, in the event of a capital increase, holders of existing ordinary shares of any given class have a preemptive right to subscribe for a number of shares of the same class, so that they may maintain the same proportion of shares in that class. In addition, shareholders are entitled to accretion rights to subscribe on a pro rata basis for the unsubscribed shares remaining at the end of a preemptive rights offering. Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties. In order to facilitate the Global Offering, all of our existing shareholders have waived their preemptive and accretion rights.

        Preemptive rights and accretion rights may be waived only by each shareholder on a case-by-case basis. Additionally, the Argentine General Companies Law permits shareholders at a special shareholders' meeting to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of our Company requires such action and, additionally, under the following specific conditions: (i) the issuance is expressly included in the list of matters to be addressed at the shareholders' meeting; and (ii) the shares to be issued are to be paid in-kind or in exchange for payment under preexisting obligations.

        Furthermore, Article 12 of the Negotiable Obligations Law No. 23,576, as amended, permits shareholders at a special shareholders' meeting to suspend preemptive subscription rights for the subscription of convertible bonds under the conditions described above. According to said law, preemptive rights may also be eliminated in the event that a given company enters into an underwriting agreement with an agent for the placement of the bonds, by means of a shareholders' resolution passed with an affirmative vote of at least 50% of the outstanding share capital with a right to exercise such preemptive rights, so long as votes against such resolution do not represent 5% or more of the share capital. This provision on elimination also applies to the issuance of warrants over shares of capital stock or other securities convertible into capital stock.

        Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available.

        Under Section 194 of the Argentine General Companies Law, the right to preemptive subscription must be exercised within thirty days following the announcement to the shareholders that they can exercise their rights. Such announcement must be published for a period of three days in the Official Bulletin of the Province of Buenos Aires and in an Argentine newspaper of wide circulation. According to the Argentine General Companies Law, companies admitted to the public offering regime may, upon authorization of an extraordinary shareholders' meeting, reduce this period to ten days.

        Notwithstanding the above, on April 5, 2017 our shareholders decided to amend Article 4 of the bylaws, among others. The amended Article 4 establishes that in the event of a capital increase a holder of existing ordinary shares of any given class has a preemptive right to subscribe for such number of shares, so that the holder may maintain the same participation in the capital stock of the Company. In addition, and notwithstanding the class of shares held, shareholders are entitled to accretion rights to subscribe on a pro rata basis for the unsubscribed shares remaining at the end of a preemptive rights offering in proportion to the percentage of shares for which the subscribing existing shareholders have exercised their preemptive rights.

        In accordance with Argentine General Companies Law and our bylaws, as long as we remain being an entity authorized to publicly offer our Class B ordinary shares, we will not issue additional shares of any class that entitle the holder to more than one vote per share.

Liquidation Rights

        In the case of our liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed first among our holders of preferred shares as per the terms of such preferred shares, if any. If any surplus remains, it will be proportionally distributed among holders of ordinary shares.

Form and Transfer of Shares

        Our current share capital is represented by non-endorsable shares.

        The registry for our shares is currently maintained by the Company in Argentina. Only those persons whose names appear on such share registry shall be recognized as owners of our ordinary shares. Transfers, encumbrances and liens on our shares must be registered in our share registry and are only enforceable against us and third parties from the moment registration occurs.

        On April 5, 2017 our shareholders decided to create two classes of shares: (i) Class A ordinary shares, entitled to five votes each, and (ii) Class B ordinary shares, entitled to one vote each. All such shares shall be book-entry shares, with a par value of AR$0.10 per share. Such decision and consequently such amendment will be effective only after the public offering of our Class B ordinary shares is made. The registry of such shares shall be maintained by the Company, commercial or investment banks, or authorized entities (cajas de valores).

        In addition, Article 4 of our bylaws establish that each Class A ordinary share that any member of our controlling shareholders transfers to a third party that is not another controlling shareholder shall be automatically converted into a Class B ordinary share.

        Prior to giving effect to any transfer of Class A ordinary shares, the Board of Directors shall verify that the transfer of the Class A ordinary shares is performed in compliance with the requirements of Article 4 of our bylaws. If the transfer does not comply, then the transferred shares shall be converted into Class B ordinary shares.

Shareholders' Meetings

        Shareholders' meetings may be ordinary or extraordinary. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine General Companies Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of our Board of Directors and supervisory committee and election and remuneration of directors and members of the supervisory committee. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the supervisory committee, and capital increases without limit, according to our bylaws.

        In addition, under the provisions of section 71 of the Argentine Capital Markets Law and due to our being a company authorized to publicly offer our shares, the ordinary shareholders' meeting is to undertake (i) the transfer or encumbrance of all or a substantial part of our assets, other than in the ordinary course of business; and (ii) the execution of an administration or management agreement as it relates to our business and/or assets. The same applies to the approval of any other agreement pursuant to which the assets or services received by us are paid for, totally or partially, with a percentage of our income, results or profits, if such amount is substantial as it relates to our business or assets.

        Extraordinary shareholders' meetings may be convened at any time to consider matters beyond the authority of an ordinary meeting, including:

  •
  an amendment of the bylaws, the reduction and reimbursement of capital;

  •
  redemption, reimbursement and amortization of shares;

  •
  merger, transformation and dissolution of the company;

  •
  appointment, removal and remuneration of liquidators;

  •
  division;

  •
  examination of accounts and any other matters related to the management of the company during the liquidation of the corporation, which may require a final approving resolution;

  •
  the limitation or suspension of preemptive rights pursuant to Section 197 of the Argentine General Companies Law;

  •
  the issuance of debentures and their conversion into shares; and

  •
  the issuance of bonds.

        The Argentine General Companies Law provides that shareholders' meetings may be called by our Board of Directors or by our supervisory committee or at the request of the holders of shares representing no less than 5% of the ordinary shares. Any meetings called at the request of shareholders must be held within 30 days after the request is made. Any shareholder may appoint any person as its duly authorized representative at a shareholders' meeting, by granting a proxy.

        Notice of shareholders' meetings must be published for five days in the Official Bulletin of the Province of Buenos Aires, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such first call for the meeting, a notice for a second call for the meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second call for the meeting. The above-described notices of shareholders' meetings may be effected simultaneously in a second call for a meeting to be held on the same day as the first call, except in the case of extraordinary meetings. Shareholders' meetings may be validly held without notice if all shares of our outstanding share capital are present and resolutions are adopted by unanimous vote of such shares.

        According to our bylaws, shareholders' meetings may be conducted electronically.

        Under the Argentine General Companies Law and our bylaws, quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the votes present. If a quorum is not available at the first call for the meeting, a second call for the meeting may be held, at which time quorum will be met with whichever number of shares entitled to vote is present, and wherein action may be taken by the holders of an absolute majority of the votes present, regardless of the number of such votes or shares. The quorum for an extraordinary shareholders' meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, an extraordinary meeting following a second call may be held in accordance with our bylaws- with whichever number of the shares entitled to vote.

        Pursuant to Section 244 of the Argentine General Companies Law, all shareholders' meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions: the voluntary winding-up of the company, transfer of the domicile of the company outside of Argentina, a fundamental change to our corporate purpose of the company, total or partial mandatory repayment by the shareholders of the paid-in capital and a merger or a spin-off, where we will not be the surviving entity. In the aforementioned cases, the plurality of votes granted by a certain class of shares shall not be considered, meaning shareholders of our Class A ordinary shares shall only be entitled to one vote per Class A share. Also, under Section 284 of the Argentine General Companies Law, plurality of votes will not be applicable to the election of syndics or members of the supervisory committee.

        Moreover, pursuant to our bylaws, the favorable vote of two-thirds of the votes held by the holders of Class A ordinary shares is required to resolve: (i) a merger with another company; (ii) our voluntary early dissolution; (iii) the transfer of our domicile outside of Argentina; and (iv) the fundamental change to our corporate purpose. For further information regarding shareholders' meetings, see "Principal and Selling Shareholders—Shareholders' Agreement."

        In addition, the favorable vote of the absolute majority of the votes held by the holders of Class B ordinary shares present at a shareholders' meeting convened for such a purpose, whichever the percentage of capital stock that such Class B ordinary shares represent, shall be required to validly resolve any amendment which addresses:

  •
  the composition of our capital stock, including the classes of shares, voting rights and the special majorities needed for the approval of specific matters (see "Description of our Share Capital—"Share Capital" and "Voting Rights");

  •
  provisions regulating the registration, form and transfer of shares to third parties or the principal shareholders, their descendants, heirs or spouses, which we refer to as the Controlling Group (see "Description of our Share Capital—Form and Transfer of Shares");

  •
  provisions regulating capital increases, preemptive and accretion rights (see "Description of our Share Capital—Preemptive and Accretion Rights"); and

  •
  provisions regarding a mandatory tender offer in the event that legal provisions currently in force cease to exist (see "Description of our Share Capital—Mandatory Acquisition Public Offer").

For a further information on these provisions, see "Description of our Share Capital—Election of Directors, Quorum and Resolutions."

Election of Directors, Quorum and Resolutions

        Currently, the shareholders present at any ordinary meeting may determine the size of our Board of Directors, provided that there shall be no less than seven and no more than fifteen regular members. The shareholders present at any ordinary meeting may appoint the same or less number of alternate directors.

        In the event that the shareholders' meeting sets forth that our Board of Directors shall be composed by seven or more regular members but less than nine members (i) such appointed members shall remain in office for two years; and (ii) half of the members shall be replaced each year.

        In the event that the shareholders' meeting sets forth that our Board of Directors shall be composed by nine or more members (i) such appointed members shall remain in office for three years; and (i) one-third of the members shall be replaced each year.

        Members of our Board of Directors shall remain in office until replaced. In the event that any member resigns, a designated substitute director will take his or her place. If no substitute has been designated by the shareholders, the supervisory committee will have to name a new director at the following shareholders' meeting, unless one is already provided for in the bylaws.

        According to our bylaws, quorum for board meetings is the majority of board members, and any action may be taken by the affirmative vote of an absolute majority of those present that are entitled to vote on such action, having the president double vote in the event of a tie.

        The Argentine General Companies Law allows for cumulative voting to elect up to one third of vacant board positions. The remaining positions are elected using a cumulative voting system.

Cumulative voting is a system designed to protect holders with non-controlling interests, as it gives rise to the possibility, but does not ensure, that non-controlling interests will be able to elect some of their candidates to our Board of Directors. Under this system, the number of votes corresponding to members participating in the proceeding are multiplied by the number of contemplated vacancies, which cannot exceed one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups of shareholders will win positions in our Board of Directors.

        For further information regarding our selling shareholders' commitment, in relation to the election of directors, quorum and resolutions, see "Principal and Selling Shareholders—Shareholders' Agreement."

End of Fiscal Year

        Our fiscal year ends on November 30 of each year.

Share Capital of our Subsidiaries

        The following table reflects our equity interest and voting rights in our subsidiaries as of the date of this prospectus and after completing the Reorganization:

Subsidiary	Equity Interest (%)	Voting Interest (%)	Place of Incorporation
Molino Americano S.A.	100	100	Argentina
Molino Cañuelas Uruguay S.A.	100	100	Uruguay
Empresa de Alimentos Cañuelas S.R.L.	100	100	Bolivia
Empresa de Servicios Molca S.R.L.	100	100	Bolivia
Moinho Cañuelas Ltda.	100	100	Brazil
Cañuelas Chile S.P.A.	100	100	Chile
Alimentos Cañuelas Chile S.P.A.	100	100	Chile
Meats S.R.L.	100	100	Argentina
Molinos Florencia S.A.	100	100	Argentina
Southern Multinvest S.R.L.	95	100	Argentina
Finexcor S.R.L.	100	100	Argentina
Tiendas Gourmet S.A.U. (formerly known as Molinos Puntanos S.A.)	100	100	Argentina
Megaseed S.A.	100	100	Argentina
Los Cinco S.C.A.	100	100	Argentina

Mandatory Acquisition Public Offer

Mandatory Public Offers Required Pursuant to Argentine Capital Markets Law and the CNV Rules

Mandatory Public Offer in the Case of Significant Acquisition of Our Capital Stock and Votes

        Pursuant to the Argentine Capital Markets Law and the CNV Rules, any person who directly or indirectly intends to acquire for value, whether acting individually or in conjunction with others, in a single transaction or a series of transactions over a period of ninety (90) calendar days, a number of voting shares, stock warrants or stock options, convertible securities or other similar instruments issued by a company, which directly or indirectly give such person the right to subscribe, acquire or otherwise convert into voting shares, irrespective of how the transaction is carried out, an amount of shares which, when considered with such person's existing interests in a company, equals a "significant interest" in the company's voting capital stock and/or votes, must, within ten days after a firm decision to make an offer to acquire any such instruments is made, announce a public tender offer to acquire and/or swap securities in accordance with the procedure and scope established in under the CNV Rules. We refer to such an offer as an OPA.

        According to the CNV Rules (Resolution CNV 689), a "significant interest" means an interest equal to or greater than thirty-five percent (35%) and up to fifty percent (50%) of the voting capital stock and or the votes of the company. When trying to achieve an interest equal to or greater than thirty-five percent (35%) of the voting capital stock and/or the votes of the company, the offer shall be made on a number of securities that would allow the purchaser to achieve at least fifty percent (50%) of the voting capital stock of the company, provided, however, that such obligation shall not apply to those cases in which the acquisition of the "significant interest" does not otherwise result in the acquisition of control of the company. When trying to reach a stake greater than fifty percent (50%) of the voting capital stock and or the votes of the company, the offer shall be made on a number of shares that would allow the purchaser to reach one hundred percent (100%) of the voting capital stock of the company.

        The price offered in an OPA shall be determined by the offeror with the following exceptions:

  •
  if the purchaser has purchased other securities related to the offering within the 90 days prior to the announcement of the offer, the price cannot be lower than the highest price the purchaser paid in such transactions; and

  •
  if the purchaser has obtained firm sale commitments from the controlling shareholder or other shareholders entitled to take part in the public offering, the price cannot be lower than the price provided for in such commitments.

        In order to determine the purchase price, the purchaser must also consider the following criteria, according to the CNV Rules:

  •
  the book value of the shares;

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  a valuation of the target company according to discounted cash flows (DCF) or other applicable valuation criteria applicable to comparable business; and

  •
  the average price of the shares for the last six months before the "offer." Based on certain interpretations of Argentine Capital Markets Law and the CNV Rules, there is no certainty as to whether the average price of the shares for the last six months before the "offer" should be considered as a minimum price. Additionally, the price may be challenged by both the CNV and any offeree shareholder.

        When the securities are acquired in breach of the obligation to make a public offer as stated herein, the CNV will declare such acquisition illegal and ineffective for administrative purposes and will carry out the auction of the shares acquired in breach, without prejudice of other applicable penalties.

Public Offers in the Case of Voluntary Withdrawal from the Public Offer and Listing System in Argentina

        The Argentine Capital Markets Law and the CNV Rules also provide that, when a company whose shares are publicly offered voluntarily agrees to withdraw from the public offer and listing system, the company must follow the procedures contemplated in CNV Rules and must also launch a mandatory public offer to acquire the full amount of its shares and/or stock warrants or securities convertible into shares or stock options, in accordance with the provisions of the CNV Rules. The public offer need not be addressed to any shareholders who voted for withdrawal at the relevant shareholders' meeting. The public offer may be made solely as a sale transaction, and payment thereunder must be made in cash.

        The company's own shares may be bought solely by using earned and net profits or freely-available cash reserves, provided that they are fully paid-up, and for the amortization or disposition thereof, within the term established in Section 221 of the Argentine General Companies Law. The company must provide the CNV with proof of the company's financial capacity to buy such shares as well as proof of the fact that the company's financial soundness will not be adversely affected as a result of payment of the shares.

        The price offered in the case of voluntary withdrawal from the public offer and listing system in Argentina must be fair and the following criteria must be taken into account for purposes of that fairness determination:

  •
  the book value of the shares, taking into account a special balance sheet for withdrawal from the public offer and/or listing system;

  •
  the company's value, in accordance with discounted cash flows and/or coefficients applicable to comparable companies or enterprises;

  •
  the company's liquidation value;

  •
  average trading prices in the stock market where the shares were listed over the six months immediately preceding the request for withdrawal, irrespective of the number of sessions required for such trading; and

  •
  the amount of consideration previously offered, or the placement price of the new shares, if a public offer has been made in connection with the same shares or any new shares have been issued, as the case may be, in the last year before the date when an agreement is reached to submit a request for withdrawal.

        The price offered shall not be lower than the average trading price referred to above. The criteria for calculation of the price per share in the event of withdrawal from public offer and listing in Argentina are established in the Argentine Capital Markets Law and the CNV Rules and may differ from the price that might arise from application of the Argentine Capital Markets Law in the event of a shareholder exercising his appraisal right.

Mandatory or Voluntary Acquisition Public Offer in the Event of Almost Total Control (Squeeze Out)

        If one person directly or indirectly owns 95% or more of the outstanding shares of a company whose shares are publicly offered in Argentina, any minority shareholder may require the controlling shareholder to launch a mandatory public offer for all the outstanding shares of the company. Additionally, a person who directly or indirectly owns 95% or more of the outstanding shares of a public company in Argentina may unilaterally make the decision to buy all of the outstanding shares of the company within six months of the date on which said person attains said 95% ownership of the company, and withdraw the company from the system for public offer and listing of shares. The price offered must be fair, in accordance with the criteria listed above and established in the Argentine Capital Markets Law and the CNV Rules.

Mandatory Public Offer Required Pursuant to Our Bylaws

Tender Offer Process

        Notwithstanding the applicability of the provisions of the Argentine Capital Markets Law and the CNV Rules described above (see "Description of our Share Capital—Mandatory Acquisition Public Offer—Mandatory public offer required pursuant to Argentine Capital Markets Law and the CNV Rules"), Article 4, Sections (IX), (X) and (XI) of our bylaws set forth an alternative regime for mandatory public offers, which shall be applicable in case the regime set forth by the Argentine Capital Markets Law and the CNV Rules are abrogated.

        The alternative regime establishes that, without complying with the tender offer process explained below, none of our ordinary shares or interests in our ordinary shares (including, but not limited to, debentures, debt notes and coupons of shares) may be acquired, directly or indirectly, when, as a consequence of such acquisition, the acquirer shall be directly or indirectly the holder or controller of ordinary shares or interests of the Company, which together with its previous holdings, represent, in the aggregate, fifty percent (50%) or more of our total votes. Such acquisitions are referred to in this subsection as "Control Acquisitions."

        As used above, the term "indirectly" shall include the holdings of the controlling companies of the Tender Offeror, the controlled companies of the Tender Offeror, and any companies subject to common control. Additionally, any holdings a person owns through trusts, ADSs or other equivalent mechanisms, as well as the holdings of any person with which the Tender Offeror acts in joint basis, shall be computed.

        Notwithstanding the foregoing, the following acquisitions shall be excluded from the definition of "Control Acquisitions," and thus not subject to the provisions of the tender offer process:

  •
  acquisitions made by any person who, directly or indirectly, already owns or controls ordinary shares representing more than fifty percent (50%) of the voting rights of the Company; and

  •
  acquisitions by which any member of the Controlling Group transfers all or any of its ordinary shares to other members of the Controlling Group.

        Based on the above, anyone wishing to carry out a Control Acquisition, which we refer to as the Tender Offeror, must make a tender offer, which we refer to as the Tender Offer, for all of our shares of all classes and all our securities convertible into shares of the Company, in accordance with the following procedure:

            (i)  The Tender Offeror must notify the Company of the tender offer by means of a written notice, within ten (10) days from the adoption of a resolution to carry out a Control Acquisition. The notice, which we refer to as the Tender Offer Notice, shall inform the Company of all of the terms and conditions of any agreement or pre-agreement that the Tender Offeror executed or plans to execute with a shareholder of the Company, which we refer to as the Prior Agreement, under which a Control Acquisition would be completed. The following additional minimum information shall be included in the Tender Offer Notice:

    •
    the identity, nationality, domicile and telephone number of the Tender Offeror;

    •
    if the Tender Offeror is composed of a group of persons, the identity and domicile of each Tender Offeror in the group and the manager of each entity included in the group;

    •
    the consideration offered for the ordinary shares and/or securities to be acquired from the rest of the shareholders;

    •
    the expiration date of the Tender Offer; an indication of whether or not the Tender Offer can be extended; and, if applicable, the procedure for such extension;

    •
    a statement indicating that the Tender Offer will be open to all the shareholders and holders of securities that are convertible into shares;

    •
    such additional information, including the financial statements of the Tender Offeror, that we may reasonably request or that could be necessary so that the Tender Offer Notice does not lead to untrue conclusions or in case the information provided is incomplete or deficient; and

    •
    other information not included in the preceding bullets to that has to be provided according to applicable legal or regulatory provisions.

           (ii)  We will mail to each shareholder or holder of securities convertible into ordinary shares, at the Tender Offeror's expense, a copy of the tender offer notice delivered to us as indicated above.

          (iii)  The Tender Offeror will also mail or by other reliable means provide, to each shareholder or holder of securities convertible into ordinary shares, a copy of the Tender Offer Notice delivered to us, and will publish a notice including substantially the information indicated in the Tender Offer Notice, at least once every two weeks, beginning on the date in which the Tender Offer Notice is delivered to us, and ending on the expiration date of the Tender Offer. Subject to applicable legal provisions, such publications shall be made in the business section in newspapers of general circulation in Argentina and in any other jurisdiction in which stock exchange market our ordinary shares are listed and/or negotiated, as well as in the informative bulletins of those stock exchange markets.

          (iv)  The Tender Offer cannot expire prior to 60 days following the date in which the Tender Offer Notice was given to the shareholders or published as explained in item (iii), in which case the term shall be counted as from the date of the first publication.

           (v)  The Tender Offeror will acquire all the ordinary shares and/or securities convertible into ordinary shares tendered by their respective owners prior to the expiration date of the Tender Offer.

          (vi)  The transaction provided for in the Prior Agreement may be concluded at any time after the delivery of notice of the Tender Offer to the Company.

         (vii)  There will be no difference in the consideration to be offered for ordinary shares of any class. In addition, the consideration to be offered may not be lower than the highest price that the Tender Offeror, acting individually or together with its affiliates and / or other persons, has paid or agreed to pay:

    •
    pursuant to the Control Acquisition as a consequence of which the Tender Offer process is in place; and/or

    •
    for ordinary shares of the company of any class during the 180 calendar days prior to the date of delivery of the tender offer notice to us.

Related Transactions

        Any merger, consolidation or other form of combination that has substantially the same effects, which we refer to as the Related Transaction, that involves us and any other person that previously concluded a Control Acquisition (or such other transaction with equivalent effects), which we refer to as the Interested Shareholder, shall only conclude if the consideration that each of our ordinary shareholders will receive as a consequence of such Related Transaction is the same for all ordinary shareholders and not less than the highest price the Interested Shareholder, acting individually or together with its affiliates and/ or other persons, has paid or agreed to pay for the ordinary shares of the Company of any class during the 180 calendar days prior to the date of the Tender Offer.

Violation of Tender Offer Process and Related Transaction Process

        Ordinary shares and securities acquired in violation of the provisions set forth above under "Description of our Share Capital—Mandatory public offer required pursuant to our bylaws—Tender Offer Process" and "Description of our Share Capital—Mandatory public offer required pursuant to our bylaws—Related transactions," shall not entitle the acquirer to any voting rights or economic rights pursuant to any dividend or other distributions, and shall not be considered for the purposes of calculating the required quorum.

DESCRIPTION OF THE AMERICAN DEPOSITARY SHARES

American Depositary Shares

        The Bank of New York Mellon, as ADS Depositary, will register and deliver ADSs. Each ADS will represent Class B ordinary shares (or a right to receive Class B ordinary shares) deposited with Banco Santander Río S.A., as custodian for the ADS Depositary in Argentina. Each ADS will also represent any other securities, cash or other property which may be held by the ADS Depositary. The ADS Depositary's office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at 225 Liberty Street, New York, New York 10286.

        You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depositary Trust Company, which we refer to as DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        Registered holders of uncertificated ADSs will receive statements from the ADS Depositary confirming their holdings.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Argentine law governs shareholder rights. The ADS Depositary's will be the holder of the Class B ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the ADS Depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the ADS Depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under "Where You Can Find More Information."

Dividends and Other Distributions

How will you receive dividends and other distributions on the Class B ordinary shares?

        The ADS Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on Class B ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Class B ordinary shares your ADSs represent.

        Cash.    The ADS Depositary will convert any cash dividend or other cash distribution we pay on the Class B ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the ADS Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation." The ADS Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the ADS Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

        Class B Ordinary Shares.    The ADS Depositary may distribute additional ADSs representing any Class B ordinary shares we distribute as a dividend or free distribution. The ADS Depositary will only distribute whole ADSs. It will sell Class B ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those Class B ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the ADS Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Class B ordinary shares. The ADS Depositary may sell a portion of the distributed Class B ordinary shares (or ADSs representing those Class B ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

        Rights to Purchase Additional Class B Ordinary Shares.    If we offer holders of our securities any rights to subscribe for additional Class B ordinary shares or any other rights, the ADS Depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the ADS Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The ADS Depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the ADS Depositary that it is legal to do so. If the ADS Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Class B ordinary shares, new ADSs representing the new Class B ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the ADS Depositary. U.S. securities laws may restrict the ability of the ADS Depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        Other Distributions.    The ADS Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the ADS Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the ADS Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The ADS Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the ADS Depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        The ADS Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, Class B ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, Class B ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The ADS Depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive Class B ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs for the purpose of withdrawal at the ADS Depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADS Depositary will deliver the Class B ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the ADS Depositary will deliver the deposited securities at its office, if feasible. The ADS Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the ADS Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The ADS Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the ADS Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the ADS Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

        ADS holders may instruct the ADS Depositary how to vote the number of deposited Class B ordinary shares their ADSs represent. If we request the ADS Depositary to solicit your voting instructions (and we are not required to do so), the ADS Depositary will notify you of a shareholders' meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the ADS Depositary how to vote. For instructions to be valid, they much reach the ADS Depositary by a date set by the ADS Depositary. The ADS Depositary will try, as far as practical, subject to the laws of Argentine and the provisions of our articles of association or similar documents, to vote or to have its agents vote the Class B ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the ADS Depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the ADS Depositary may try to vote as you instruct, but it is not required to do so. The ADS Depositary is not obligated to vote any deposited securities unless it received a legal opinion to the effect that the resolutions to be voted upon at the shareholders' meeting are not contrary to Argentine law or our by-laws (estatutos sociales).

        Except by instructing the ADS Depositary as described above, you won't be able to exercise voting rights unless you surrender your ADSs and withdraw the Class B ordinary shares. However, you may not know about the meeting enough in advance to withdraw the Class B ordinary shares. In any event, the ADS Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If we asked the ADS Depositary to solicit your instructions at least 30 days before the meeting date but the ADS Depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The ADS Depositary will give a discretionary proxy in those circumstances to vote on all questions as to be voted upon unless we notify the ADS Depositary that:

  •
  We do not wish to receive a discretionary proxy;

  •
  There is substantial shareholder opposition of the particular question; or

  •
  The particular question would have an adverse impact on our shareholders.

We are required to notify the ADS Depositary if one of the conditions specified above exists.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the ADS Depositary to vote your Class B ordinary shares. In addition, the ADS Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your Class B ordinary shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the ADS Depositary as to the exercise of voting rights relating to deposited securities, if we request the ADS Depositary to act, we agree to give the ADS Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

        We and the ADS Depositary may change voting procedures or adopt additional procedures as we determine may be necessary or appropriate to give effect, as nearly as practicable, to voting instructions received or deemed received from ADS holders.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of Class B ordinary shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the Class B ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the ADS Depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of Class B ordinary shares on our share register to or from the name of the ADS Depositary or its agent when you deposit or withdraw shares
Expenses of the ADS Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the ADS Depositary or the custodian has to pay on any ADSs or Class B ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the ADS Depositary or its agents for servicing the deposited securities	As necessary

        The ADS Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class B ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The ADS Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The ADS Depositary may collect its annual fee for ADS Depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The ADS Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The ADS Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

        From time to time, the ADS Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the ADS Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the ADS Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the ADS Depositary and that may earn or share fees, spreads or commissions.

        The ADS Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the ADS Depositary or its affiliate receives when buying or selling foreign currency for its own account. The ADS Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the ADS Depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The ADS Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the ADS Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

        The ADS Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the ADS Depositary may establish.

        If deposited securities are redeemed for cash in a transaction that is mandatory for the ADS Depositary as a holder of deposited securities, the ADS Depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

        If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the ADS Depositary receives new securities in exchange for or in lieu of the old deposited securities, the ADS Depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the ADS Depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the ADS Depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

        If there is a replacement of the deposited securities and the ADS Depositary will continue to hold the replacement securities, the ADS Depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

        If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the ADS Depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the ADS Depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the ADS Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the ADS Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The ADS Depositary will initiate termination of the deposit agreement if we instruct it to do so. The ADS Depositary may initiate termination of the deposit agreement if

  •
  60 days have passed since the ADS Depositary told us it wants to resign but a successor ADS Depositary has not been appointed and accepted its appointment;

  •
  we delist our Class B ordinary shares from an exchange on which they were listed and do not list the Class B ordinary shares on another exchange;

  •
  we enter insolvency proceedings or admit our inability to pay our debts generally;

  •
  all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

  •
  there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

  •
  there has been a replacement of deposited securities.

        If the deposit agreement will terminate, the ADS Depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the ADS Depositary may sell the deposited securities. After that, the ADS Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the ADS Depositary will sell as soon as practicable after the termination date.

        After the termination date and before the ADS Depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the ADS Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The ADS Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The ADS Depositary will continue to collect distributions on deposited securities, but, after the termination date, the ADS Depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the ADS Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the ADS Depositary. It also limits our liability and the liability of the ADS Depositary. We and the ADS Depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or the ADS Depositary is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the ADS Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the ADS Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of Class B ordinary shares, the ADS Depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The ADS Depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the ADS Depositary or our transfer books are closed or at any time if the ADS Depositary or we think it advisable to do so.

Your Right to Receive the Class B Ordinary Shares Underlying Your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying Class B ordinary shares at any time except:

  •
  when temporary delays arise because: (i) the ADS Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Class B ordinary shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our Class B ordinary shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the ADS Depositary to deliver ADSs before deposit of the underlying Class B ordinary shares. This is called a pre-release of the ADSs. The ADS Depositary may also deliver Class B ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Class B ordinary shares are delivered to the ADS Depositary. The ADS Depositary may receive ADSs instead of Class B ordinary shares to close out a pre-release. The ADS Depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the ADS Depositary in writing that it or its customer owns the Class B ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the ADS Depositary considers appropriate; and (3) the ADS Depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the ADS Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the ADS Depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the ADS Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the ADS Depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the ADS Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the ADS Depositary's reliance on and compliance with instructions received by the ADS Depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the ADS Depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

        The ADS Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The ADS Depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

TAXATION

        The following discussion contains a description of the material Argentine and United States federal income tax consequences of the acquisition, ownership and disposition of our Class B ordinary shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our Class B ordinary shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Argentine and United States federal income tax considerations applicable to any particular holder. Each prospective purchaser is urged to consult its own tax advisor about the particular Argentine and United States federal income tax consequences to it of an investment in our Class B ordinary shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, The Bank of New York Mellon, as depositary, and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its terms.

Material Argentine Tax Considerations

        The following discussion contains a description of the material Argentine tax consequences of the acquisition, ownership and disposition of Class B ordinary shares or the ADSs. This section is the opinion of the law firm of Marval, O'Farrell & Mairal, insofar as it relates to matters of Argentine tax law, but this opinion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our Class B ordinary shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Argentine tax considerations applicable to any particular holder.

        This section is based upon the tax laws of Argentina and the regulations thereunder as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this section will agree with the Argentine tax consequences described herein. Each prospective purchaser is urged to consult its own tax advisor about the particular Argentine tax consequences to it of an investment in our Class B ordinary shares or the ADSs.

Taxation on Dividends

        As a general rule and as from July 23, 2016 (Law No. 27,260), dividends distributed were not subject to an income tax withholding or Dividend Tax (as defined below).

        Following a recent amendment to the Income Tax Law, for any fiscal period beginning on or after January 1, 2018, the taxes applicable on dividend distributions from Argentine companies were enacted as follows:

  i.
  Dividends originated from profits obtained in fiscal periods initiated prior to January 1, 2018 are not subject to any income tax withholding with the exception of the "Equalization Tax" described below.

  ii.
  Dividends originated from profits obtained during fiscal periods initiated from January 1, 2018 to December 31, 2019 and paid to Argentine resident individuals and/or non-residents, which we refer to as Foreign Beneficiaries, are subject to a 7% income tax withholding on the amount of such dividends.

  iii.
  Dividends originated from profits obtained during fiscal periods initiated on January 1, 2020 and thereafter will be subject to a 13% withholding income tax.

        For Argentine resident individuals not registered before the income tax authority, the dividend tax withholding will be considered a final payment. Registered Argentine residents are allowed to offset income arising from dividends on the shares of Argentine companies with other losses arising from similar transactions.

        If dividends are distributed to Argentine legal entities, no tax on dividends is applicable. With regards to income obtained during fiscal periods beginning on or after January 1, 2018, the Equalization Tax is not applicable. With regards to income obtained in prior fiscal periods, the Equalization Tax is applicable.

        Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on the ADSs or Class B ordinary shares. As from December 29, 2017 (date of publication in the Official Gazette of Law No. 27,430), dividends from profits obtained in fiscal periods initiated from January 1, 2018 onwards are subject to income tax withholding as was mentioned above.

        However, dividends paid in excess of the Taxable Accumulated Income, as defined below, at the previous fiscal period will be subject to the Equalization Tax. Equalization Tax is applicable when dividends distributed with regard to income obtained during fiscal years beginning prior to January 1, 2018, are greater than the income determined according to the application of the Argentine income tax law, accumulated at the fiscal periods immediately preceding the year on which the distribution is made, or Taxable Accumulated Income. The Equalization Tax is applicable as an income tax withholding at the rate of 35% applicable on the excess between dividends distributed and the Taxable Accumulated Income. The Equalization Tax will be imposed as a withholding tax on the shareholder receiving the dividend.

Capital Gains

        Following the enactment of recent tax reform, the income derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, is subject to Argentine income tax, regardless of the beneficiary who realizes the gain.

        Capital gains obtained by Argentine corporate entities (including entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 30% on net income (applicable to profits obtained during fiscal periods initiated from January 1, 2018 to December 31, 2019). The tax rate has been recently reduced from 35% by Law No. 27,430. For fiscal periods beginning on January 1, 2020 onwards, the applicable tax rate on profits shall be 25% according to the regulations currently in force. Losses arising from the sale of shares can only be offset against income derived from the similar transactions, for a five-year carryover period.

        Beginning in 2018, income obtained by Argentine resident individuals from the sale of shares and other securities will be exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV. If any of these exemptions do not apply, the income derived from the sale, exchange or other disposition of shares is subject to a 15% tax rate on the net income derived therefrom.

        For periods prior to January 1, 2018, whether or not the exemption is applicable to the sale of shares and other securities remains under discussion, but only with respect to the sale of securities made through a stock exchange market duly authorized by the CNV.

        Also beginning in January 2018, Foreign Beneficiaries will be exempt from any income tax derived from the sale of shares in Argentine companies in the following circumstances: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

        In addition, from January 2018 onward, the income derived from the sale of ADSs will be considered to have an Argentine source. However, capital gains obtained by Foreign Beneficiaries from the sale, exchange or other disposition of ADSs are exempt from income tax. The exemption on the sale of Argentine shares and/or ADSs would only apply to the extent that the Foreign Beneficiaries do not reside in, or the funds do not derive from, jurisdictions not considered as cooperative for purposes of fiscal transparency. In addition, no taxes would be claimed to the abovementioned Foreign Beneficiaries on past sales of Argentine shares or other securities traded in the CNV's authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of a method for collection.

        In the event that the abovementioned exemption is not applicable to the sale of ADSs and/or the shares, the gain derived from the disposition of the ADSs and/or the shares would be subject to income tax in Argentina at a rate of 15% of the net capital gain or 13.5% of the ADSs and/or shares gross price. In that event, payment of the corresponding tax would be made to the Argentine tax authority by applying the following procedures: (i) for any securities sold by a Foreign Beneficiary to an Argentine buyer, but not through an Argentine stock exchange market, the Argentine buyer should withhold the income tax; and (ii) when both the seller and the buyer are Foreign Beneficiaries and the sale is not performed through an Argentine stock exchange market, the seller of the securities will be liable for the tax which should be paid, in principle through the legal representative in Argentina. If the reason according to which the exemption does not apply is that a Foreign Beneficiary resides in or its funds derive from jurisdictions not considered as cooperative an effective rate of 31.5% would apply.

        According to the provisions stated by Decree No. 279/2018 (published in the Official Gazette on April 9, 2018) and General Resolution No. 4227/2018 enacted by the AFIP (published in the Official Gazette on April 12, 2018), when: (i) both the seller and the buyer are Foreign Beneficiaries, (ii) the sale is not performed through an Argentine stock exchange market, and (iii) the Foreign Beneficiaries do not have any legal representative in Argentina, the Foreign Beneficiaries will be directly liable for the tax. Payment shall be made through an international bank transfer. The provisions of Decree No. 279/2018 are in force since April 10, 2018, while the provisions of General Resolution AFIP No. 4227/2018 will be in force after ten business days as from the date of its publication in the Official Gazette.

        Losses obtained by Argentine resident individuals arising from the sale of shares can only be offset with the profits derived from a similar transaction, for a period of 5 years.

        Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from the holding and disposing of ADSs or Class B ordinary shares.

Personal Assets Tax

        Argentine entities, such as us, have to pay personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.25% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP.

        Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Value Added Tax

        The sale, exchange or other disposition of our Class B ordinary shares or ADSs, and the distribution of dividends in connection therewith, are exempted from value added tax.

Tax on Debits and Credits on Argentine Bank Accounts

        Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075% that may apply in certain cases. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts and taxpayers subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit against income tax or tax on presumed minimum income. When financial institutions governed by Law No. 21,526 make payments acting in their own name and on their own behalf, the application of this tax is restricted only to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

Tax on Minimum Presumed Income

        Entities domiciled in Argentina are subject to this tax at the rate of 1% applicable over the total value of their taxable assets, to the extent it exceeds in the aggregate an amount of AR$200,000. Specifically, the law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets. This tax shall be payable only to the extent the income tax determined for any fiscal period does not equal or exceed the amount owed under the tax on minimum presumed income. In such case, only the difference between the tax on minimum presumed income determined for such fiscal period and the income tax determined for that fiscal period shall be paid. Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following ten fiscal period. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax. The tax on minimum presumed income is abrogated for the tax year starting January 1, 2019. (Law 27,260).

Turnover Tax

        In addition, turnover tax could be applicable to Argentine residents (both entities and individuals) on the transfer of shares and on the payment of dividends to the extent that such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires. However, under the Tax Code of the City of Buenos Aires, any transactions with shares, as well as the payment of dividends are exempt from turnover tax.

        Argentine holders of Class B ordinary shares or ADSs are encouraged to consult their tax advisor as to the particular Argentine turnover tax consequences derived from holding and disposing of Class B ordinary shares or ADSs.

Stamp Taxes

        Stamp tax is a local tax levied on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each province and the City of Buenos Aires have their own stamp tax legislation.

        Stamp tax rates vary according to the jurisdiction and type of agreement involved. In certain jurisdictions (including the City of Buenos Aires), acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Other Taxes

        There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our shares. The provinces of Buenos Aires and Entre Ríos establish a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our Class B ordinary shares or ADSs could be subject to this tax.

        In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax Treaties

        Argentina has signed tax treaties for the avoidance of double taxation with several countries, although there is currently no tax treaty or convention in effect between Argentina and the United States.

        THE ABOVE OPINION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF CLASS B ORDINARY SHARES OR ADSs. HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING IN EACH PARTICULAR CASE.

  Material U.S. Federal Income Tax Considerations

        In the opinion of Milbank, Tweed, Hadley & McCloy LLP ("Tax Counsel"), the following are the material U.S. federal income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of ADSs and Class B ordinary shares. It does not describe all tax considerations that may be relevant to a particular person's decision to purchase, own or dispose of ADSs or Class B ordinary shares. Because the determination of our status as a PFIC for U.S. federal income tax purposes is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation (as discussed below under "—Passive Foreign Investment Company Rules"), Tax Counsel does not express any opinion herein with respect to our PFIC status in any taxable year.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These authorities are subject to change, possibly with retroactive effect. The following are the material U.S. federal income tax considerations for U.S. Holders (as defined herein) of purchasing, owning and disposing of ADSs and Class B ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to purchase, own and dispose of such securities. This discussion does not address any U.S. state or local, or non-U.S. tax consequences of the acquisition, ownership or disposition of ADSs or Class B ordinary shares. In addition, this discussion does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, such as the estate and gift tax, or the Medicare tax on net investment income. The discussion applies only if the beneficial owner holds ADSs or Class B ordinary shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner's particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  real estate investment trusts;

  •
  regulated investment companies;

  •
  dealers and traders in securities who use a mark-to-market method of tax accounting;

  •
  persons holding ADSs or Class B ordinary shares as part of a "straddle," integrated transaction or similar transaction;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  persons liable for the alternative minimum tax;

  •
  U.S. expatriates;

  •
  tax-exempt organizations;

  •
  persons required to accelerate the recognition of any item of gross income with respect to ADSs or Class B ordinary shares as a result of such income being recognized on an applicable financial statement;

  •
  persons required to accelerate the recognition of any item of gross income with respect to ADSs or Class B ordinary shares as a result of such income being recognized on an applicable financial statement; or

  •
  persons that own or are deemed to own ten percent or more of our stock (by vote or value).

        If an entity classified as a partnership for U.S. federal income tax purposes holds ADSs or Class B ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding ADSs or Class B ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of purchasing, holding and disposing of the ADSs or Class B ordinary shares.

        You are a "U.S. Holder" for purposes of this discussion if you are a beneficial owner of ADSs or Class B ordinary shares and are, for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

        In general, if a U.S. Holder owns ADSs, such owner will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

        The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the ADS Depositary (pre-release) or intermediaries in the chain of ownership between U.S. investors and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. investors in depositary shares. Such actions would also be inconsistent with the claiming of the reduced tax rates, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

        Except where noted, this discussion assumes that, and we believe that, we are not, and will not become, a PFIC, as described below.

        U.S. Holders should consult their tax advisors with respect to their particular tax consequences of purchasing, owning and disposing of ADSs and Class B ordinary shares, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

Taxation of Distributions

        Distributions paid on ADSs or Class B ordinary shares other than certain pro rata distributions of Class B ordinary shares or additional ADSs in lieu of such Class B ordinary shares, or rights to acquire Class B ordinary shares or ADSs, will be treated as dividends taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported as dividends.

        Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to a U.S. Holder that is not a corporation are taxable at a maximum rate of 20%. A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where the ADSs are to be traded. Because the Class B ordinary shares will not be readily tradable on an established securities market in the United States, dividends paid on Class B ordinary shares that are not represented by ADSs will not be subject to such special rate. A U.S. Holder should consult its tax advisor to determine whether the favorable rate will apply to dividends it receives and whether it is subject to any special rules that limit its ability to be taxed at this favorable rate.

        The amount of a dividend will include the net amount withheld in respect of Argentine withholding taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to a U.S. Holder and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. In respect of the ADSs and the Class B ordinary shares, respectively, dividends will be included in a U.S. Holder's income on the date of the ADS Depositary's or the U.S. Holder's receipt of the dividend. The amount of any dividend paid in Pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Pesos into U.S. dollars in effect on the relevant date of receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the relevant date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars on a date after the date of receipt, which will be treated as U.S.-source ordinary income or loss.

        Subject to applicable limitations (including a minimum holding period requirement) that may vary depending upon a U.S. Holder's circumstances and, in respect of the ADSs, subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Argentine withholding tax (as discussed above under "—Material Argentine Tax Considerations") withheld from dividends on ADSs and Class B ordinary shares will be creditable against a U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a U.S. Holder should consult its tax advisor regarding the availability of foreign tax credits in its particular circumstance. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such Argentine taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Taxable Disposition of ADSs and Class B Ordinary Shares

        The gain or loss a U.S. Holder realizes on the sale or other taxable disposition of ADSs or Class B ordinary shares will be a capital gain or loss, and will be long-term capital gain or loss if the U.S.

Holder has held the ADSs or Class B ordinary shares for more than one year. The amount of a U.S. Holder's gain or loss will equal the difference between the amount realized on the disposition and the U.S. Holder's tax basis in the ADSs or Class B ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. In addition, certain limitations exist on the deductibility of capital losses.

        In certain circumstances, Argentine taxes may be imposed upon the sale or disposition of ADSs or Class B ordinary shares. See "—Material Argentine Tax Considerations—Capital Gains." If Argentine tax is imposed on the sale or disposition of ADSs or Class B ordinary shares, and the U.S. Holder does not receive significant foreign-source income from other sources, such U.S. Holder may not be able to credit such Argentine tax against its U.S. federal income tax liability.

Passive Foreign Investment Company Rules

        A non-U.S. corporation will be considered a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, 75% or more of its gross income is "passive income" or 50% or more of its assets constitute "passive assets." The determination as to whether a non-U.S. corporation is a PFIC is based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of income and assets of the non-U.S. corporation from time to time and, in certain cases, the nature of the activities performed by its officers and employees.

        Based upon our current and projected income, assets and activities, we do not expect to be considered a PFIC for our current taxable year or for future taxable years. However, because the determination of whether we are a PFIC will be based upon the composition of our income and assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (including certain indirect U.S. Holders) holds the ADSs or Class B ordinary shares, such a U.S. Holder may be subject to adverse tax consequences. In particular, any gains recognized or "excess distributions" (generally, distributions which are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder's holding period for the ADSs or Class B ordinary shares) received by a U.S. Holder will be allocated ratably over the U.S. Holder's holding period for the ADSs or Class B ordinary shares, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC will be treated as ordinary income, and the amount allocable to other years in the U.S. Holder's holding period will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed with respect to the resulting tax. If we are deemed to be a PFIC for a taxable year, dividends on the ADSs and the Class B ordinary shares would not be "qualified dividend income" eligible for preferential rates of U.S. federal income taxation. In addition, if we are a PFIC, U.S. Holders may generally be required to comply with annual reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to them.

        In lieu of being subject to the special tax rules discussed above with respect to gains and excess distributions, a U.S. Holder may make a mark-to-market election with respect to its ADSs or Class B ordinary shares provided such securities are treated as "marketable stock." The ADSs and Class B ordinary shares generally will be treated as marketable stock if they are "regularly traded" on a "qualified exchange or other market" (within the meaning of the applicable Treasury regulations). It is intended that the ADSs will be listed on the NYSE, which is a qualified exchange or other market. In order for a non-U.S. stock exchange such as the BYMA to be a qualified exchange or other market (which requirements are different from those applicable to qualification as an established securities market, discussed above), such exchange must have trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market and to protect investors. Further, the laws of the exchange's country and the rules of the exchange must ensure that such requirements are actually enforced. In addition, the rules of the exchange must effectively promote the active trading of listed stocks.

        In order for the ADSs and Class B ordinary shares to be regularly traded for a given calendar year, they must be traded, other than in de minimis amounts, at least 15 days during each calendar quarter, or, in respect of an initial public offering, 1/6 of the days remaining in the quarter in which the offering occurs and at least 15 days during each remaining quarter during the calendar year. No assurance can be given that the ADSs or the Class B ordinary shares will be regularly traded or that the BYMA will constitute a qualified stock exchange or other market, in each case, for purposes of the mark-to-market election.

        If a U.S. Holder makes an effective mark-to-market election, such holder will include as ordinary income in each year that we are a PFIC the excess of the fair market value of such holder's ADSs or Class B ordinary shares at the end of the year over such holder's adjusted tax basis in the ADSs or Class B ordinary shares. A U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of such holder's adjusted tax basis in the ADSs or Class B ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain such holder recognizes upon the sale or other disposition of the ADSs or Class B ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election.

        A U.S. Holder's adjusted tax basis in the ADSs or Class B ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or Class B ordinary shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service (the IRS) consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in light of their particular circumstances.

        If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or Class B ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. A mark-to-market election may be unavailable with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

        Alternatively, U.S. Holders can sometimes avoid the rules described above by electing to treat a PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

        The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

"Specified Foreign Financial Asset" Reporting

        Owners of "specified foreign financial assets" with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their U.S. federal income tax returns. "Specified foreign financial assets" generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.

        PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ADSS OR CLASS B ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, AND ANY ESTATE, GIFT, AND INHERITANCE LAWS.

UNDERWRITING

        J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as joint global coordinators of the Global Offering. HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc. are acting as joint bookrunners of the Global Offering.

        We and the selling shareholders have entered into an underwriting agreement with the international underwriters dated            , 2018. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the international underwriters, and each international underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the table set forth below.

Name	Number of ADSs
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
HSBC Securities (USA) Inc.
Itau BBA USA Securities, Inc.

Total

        Subject to the conditions contained in the underwriting agreement, the international underwriters are committed to purchase all the ADSs offered by us and the selling shareholders if they purchase any ADSs. The underwriting agreement also provides that if an international underwriter defaults, the purchase commitments of non-defaulting international underwriters may also be increased or the international offering may be terminated. However, the international underwriters are not required to exercise the over-allotment option described below.

        We and the selling shareholders have entered into an Argentine placement agency agreement with AR Partners S.A. and Banco Supervielle S.A., the Argentine placement agents, providing for the concurrent public offering of            Class B ordinary shares in Argentina. Pursuant to the terms of such placement agency agreement, the Argentine placement agents shall carry out their best efforts to offer the Class B shares in Argentina, but have not undertaken any underwriting commitments in connection with the Argentine offering. The international and Argentine offerings are conditioned on the closing of each other. All sales of the ADSs in the United States and other countries outside of Argentina will be made through the international underwriters.

        The underwriting agreement provides that the obligation of the international underwriters to underwrite the ADSs is subject to, among other conditions, the delivery of (i) certain legal opinions by our, the selling shareholders' and the international underwriters' legal counsel in Argentina and in the United States and (ii) comfort letters from our independent accountants.

        The international underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$            per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$            per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the international underwriters. Sales of ADSs made outside of the United States may be made by affiliates of the international underwriters.

        The international underwriters have an option to buy up to additional                  ADSs from us to cover sales of ADSs by the international underwriters which exceed the number of ADSs specified in the table above. The international underwriters have 30 days from the date of this prospectus to exercise this over-allotment option and may only do so to cover an over-allotment of ADSs. If any ADSs are purchased with this over-allotment option, the international underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the international underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

        The underwriting fee is equal to the public offering price per ADS less the amount paid by the international underwriters to us and the selling shareholders per share of ADS. The underwriting fee is US$        per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders to the international underwriters assuming both no exercise and full exercise of the international underwriters' option to purchase additional ADSs.

	Per ADS		Total
	Without Over-Allotment Exercise	With Full Over-Allotment Exercise	Without Over-Allotment Exercise	With Full Over-Allotment Exercise
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Underwriting discounts and commissions paid by selling shareholders	US$	US$	US$	US$

        We and the selling shareholders estimate that the total expenses of the Global Offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$                . We have agreed to reimburse the underwriters for certain expenses in connection with the international offering in an amount not to exceed US$            .

        We and the selling shareholders have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Class A or Class B ordinary shares or ADSs or convertible into or exchangeable or exercisable for any Class B ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Class A or Class B ordinary shares or ADSs or such other securities (regardless of whether any of these transactions are to be settled by the delivery of Class B ordinary shares, ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC and for a period of 180 days after the date of this prospectus, other than the Class B ordinary shares or ADSs to be sold hereunder.

        Our directors, executive officers and the selling shareholders have entered into lock-up agreements with the international underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Class A or Class B ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our Class B ordinary shares or ADSs or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A or Class B ordinary shares, ADSs or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A or Class B ordinary shares, ADSs or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any Class A or Class B ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for our common stock.

        We and the selling shareholders have agreed to indemnify the international underwriters and we have agreed to indemnify the Argentine placement agents and each of their respective affiliates, directors, officers, employees and any person who controls such international underwriter and Argentine placement agents against certain liabilities, including liabilities under the U.S. Securities Act of 1933. Pursuant to the international underwriting and the Argentine placement agreement, if the indemnification required thereunder is unavailable or insufficient, we have agreed to contribute to payments the international underwriters, the Argentine placement agents and each of their respective affiliates, directors, officers, employees and any person who controls such international underwriter and Argentine placement agents as a result of such losses, claims, damages or liabilities as we may be required to make in respect of the international offering and Argentine offering, as applicable.

        We have applied to have our Class B ordinary shares and the ADSs approved for listing on the NYSE under the symbol MOLC. We have also applied to list and trade our Class B ordinary shares on the BYMA, under the symbol "MOLC."

        Certain of our executive officers may purchase Class B ordinary shares in the Argentine offering at the public offering price. We cannot assure you whether or not such executive officers will purchase any of our Class B ordinary shares in the Argentine offering.

        The international underwriters, the Argentine placement agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage and other financial and non-financial activities and services. Certain of the international underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the international underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. These transactions may have an effect on demand, price or other terms of the Global Offering. Affiliates of the international underwriters are lenders under certain of our existing credit facilities, which may be repaid with the net proceeds from the Global Offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness."

        In connection with the international offering, the international underwriters may engage in stabilizing transactions which involves making bids for, purchasing and selling Class B ordinary shares or ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the Class B ordinary shares or ADSs while the international offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the international underwriters of a greater number of the ADSs than they are required to purchase in this international offering, and purchasing shares of ADSs on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the international underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing

ADSs in the open market. In making this determination, the international underwriters will consider, among other things, the price of the ADSs available for purchase in the open market compared to the price at which the international underwriters may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in the international offering. To the extent that the international underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

        The international underwriters have advised us and the selling shareholders that, pursuant to Regulation M of the U.S. Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our Class B ordinary shares or the ADSs, including the imposition of penalty bids. This means that if the representatives of the international underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the international underwriters that sold those ADSs as part of this international offering to repay the underwriting discount received by them.

        In connection with the Argentine offering, the Argentine placement agents may engage in stabilizing transactions, in accordance with CNV Rules and other applicable regulations.

        These activities may have the effect of raising or maintaining the market price of our Class B ordinary shares or ADSs or preventing or retarding a decline in the market price of our Class B ordinary shares or ADSs, and, as a result, the price of our Class B ordinary shares or ADSs may be higher than the price that otherwise might exist in the open market. These transactions may be effected on the NYSE or the BYMA in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more international underwriters, or selling group members, if any, participating in the international offering. The international underwriters may agree to allocate a number of ADSs to international underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the international underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        The addresses of the international underwriters are as follows:

  J.P. Morgan Securities LLC
  383 Madison Avenue
  New York, NY 10179, USA

  Merrill Lynch, Pierce, Fenner & Smith
                         Incorporated
  One Bryant Park
  New York, New York 10036

  UBS Securities LLC
  1285 Avenue of the Americas
  New York, NY 10019 USA

  HSBC Securities (USA) Inc.
  452 Fifth Avenue
  New York, NY 10018 USA

  Itau BBA USA Securities, Inc.
  767 Fifth Avenue
  New York, NY 10018 USA

        Prior to this international offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the selling shareholders and the representatives of the international underwriters. In determining the initial public offering price, we, the selling shareholders and the representatives of the international underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of the Global Offering;

  •
  the recent market prices of, and demand for, publicly traded common stock or ADSs of generally comparable companies; and

  •
  other factors deemed relevant by the international underwriters, us and the selling shareholders.

        Neither we, the selling shareholders nor the international underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

        Other than in the United States and Argentina, no action has been taken by us, the selling shareholders, the international underwriters or the Argentine placement agents that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

Argentina

        The Argentine public offering of the Class B ordinary shares has been authorized by the CNV pursuant to Resolution No. 18,934 dated September 14, 2017.

        The Class B ordinary shares may be offered directly to the public in Argentina only through the Argentine placement agents, which are authorized under the laws and regulations of Argentina to offer or sell securities to the public in Argentina. The offering of the Class B ordinary shares in Argentina will be made by a prospectus in Spanish and in accordance with CNV Rules. The prospectus for the Argentine offering, although in a different format in accordance with CNV Rules, contains substantially the same information as contained in this prospectus.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of Class B ordinary shares or ADSs may be made to the public in that Relevant Member State at any time:

  A.
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  B.
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the international underwriters; or

  C.
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Class B ordinary shares or ADSs shall require us or any international underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any Class B ordinary shares or ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the international underwriters and us that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

  D.
  In the case of any Class B ordinary shares or ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class B ordinary shares or ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class B ordinary shares or ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        For the purposes of this provision, the expression of an "offer of Class B ordinary shares or ADSs to the public" in relation to any Class B ordinary shares or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class B ordinary shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe to the Class B ordinary shares or ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

        This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive), (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons") or otherwise in circumstances which have not resulted and will not result in an offer to the public of the Class B ordinary shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

        Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

France

        Neither this prospectus nor any other offering material relating to the Class B ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class B ordinary shares or ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

            (i)  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

           (ii)  used in connection with any offer for subscription or sale of the Class B ordinary shares or ADSs to the public in France.

        Such offers, sales and distributions will be made in France only:

            (i)  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

           (ii)  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

          (iii)  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The Class B ordinary shares or ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

        This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the Class B ordinary shares or ADSs in Germany. Consequently, the Class B ordinary shares or ADSs may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the Class B ordinary shares or ADSs to the public in Germany or any other means of public marketing. The Class B ordinary shares or ADSs are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

        The offering does not constitute an offer to sell or the solicitation or an offer to buy our Class B ordinary shares or ADSs in any circumstances in which such offer or solicitation is unlawful.

Italy

        The offering of the Class B ordinary shares or ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the Class B ordinary shares or ADSs may not be offered or sold, and copies of this prospectus or any other document relating to the Class B ordinary shares or ADSs may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b) of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers' Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers' Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers' Regulation, and provided, however, that any such offer or sale of the Class B ordinary shares or ADSs or distribution of copies of this prospectus or any other document relating to the Class B ordinary shares or ADSs in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the Class B ordinary shares or ADSs, and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations, or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute Class B ordinary shares or ADSs in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Netherlands

        The Class B ordinary shares or ADSs may not, directly or indirectly, be offered or acquired in the Netherlands and this prospectus may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Spain

        The offering of the Class B ordinary shares or ADSs has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or CNMV) and, therefore, no Class B ordinary shares or ADSs may be offered, sold or distributed in any manner, nor may any resale of the Class B ordinary shares or ADSs be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to the Class B ordinary shares or ADSs have been or will be registered with the CNMV and therefore they are not intended for the public offer of the Class B ordinary shares or ADSs in Spain.

Switzerland

        The Class B ordinary shares or ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or SIX or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class B ordinary shares or ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to the Global Offering, to us, the Class B ordinary shares or ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of Class B ordinary shares or ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of Class B ordinary shares or ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class B ordinary shares or ADSs.

Canada

        The Class B ordinary shares or ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class B ordinary shares or ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the international underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Brazil

        The offer and sale of the Class B ordinary shares or ADSs will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of the Class B ordinary shares or ADSs has not been and will not be registered with the Comissão de Valores Mobiliários in Brazil. Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, in Brazil is not legal without such prior registration. Documents relating to the offering of the Class B ordinary shares or ADSs, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of Class B ordinary shares or ADSs is not a public offering of securities in Brazil, nor may they be used in connection with any offer for sale of the Class B ordinary shares or ADSs to the public in Brazil.

        Any offer of the Class B ordinary shares or ADSs is addressed to the addressee personally, upon such addressee's request and for its sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without the international underwriters' prior, express and written consent.

Chile

        The Class B ordinary shares or ADSs are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the Class B ordinary shares or ADSs do not constitute a public offer of, or an invitation to subscribe for or purchase, the Class B ordinary shares or ADSs in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not "addressed to the public at large or to a certain sector or specific group of the public").

Mexico

        The Class B ordinary shares or ADSs have not been registered with the National Securities' Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV), and may not be offered or sold publicly in Mexico.

        This prospectus is not intended to be publicly distributed to an undetermined person through mass media, nor to serve as an application for the registration of the Class B ordinary shares or ADSs in Mexico, nor as a prospectus for their public offering in said jurisdiction.

        This prospectus is addressed to you under a private offering exception contained in article 8 of the Securities Market Law (Ley del Mercado de Valores or LMV), for which you must comply with any of the following requirements:

            (i)  you are either an institutional or qualified investor for purposes of Mexican law;

           (ii)  you are a member of a group of less than 100 individually identified people to whom the Class B ordinary shares or ADSs are being offered directly and personally; or

          (iii)  you are an employee of the issuer and a beneficiary of an employees' benefit plan of said issuer.

        The LMV and CNBV regulations (along with other laws applicable in Mexico) define institutional investors as Mexican and foreign banks, broker dealers, insurance and bond companies, bonded warehouses, financial leasing companies, factoring companies and investment funds, private pension and annuities funds and foreign pension and investment funds. Such regulations also define qualified investors as individuals and corporations which maintain during the previous year investments in securities for an amount equal or similar to 1.5 million Mexican Unidades de Inversión or UDIS (approximately US$330,000) or that have obtained during the previous two years a gross income of at least 500,000 UDIS (approximately US$110,000) per year.

Hong Kong

        The Class B ordinary shares or ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to "professional investors" as defined in the

Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

        No advertisement, invitation or document relating to the Class B ordinary shares or ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class B ordinary shares or ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING: The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offering. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Class B ordinary shares or ADSs may not be circulated or distributed, nor may the Class B ordinary shares or ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Class B ordinary shares or ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class B ordinary shares or ADSs pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Dubai International Financial Centre ("DIFC")

        This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The Class B ordinary shares or ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class B ordinary shares or ADSs offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

        In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the Class B ordinary shares or ADSs may not be offered or sold directly or indirectly to the public in foe DIFC.

United Arab Emirates

        Neither the Class B ordinary shares nor the ADSs have been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including foe Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

ANTI-MONEY LAUNDERING

        The concept of money laundering is generally used to denote transactions intended to introduce criminal proceeds into the institutional financial system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin.

        On April 13, 2000, the Argentine Congress passed Law No. 25,246 (as amended, among others, including by Laws No. 26,087; 26,119; 26,268, 26,683 and 26,734 which we refer to as the Anti-Money Laundering Law), which defines money laundering as a type of crime. In addition, the Anti-Money Laundering Law, which supersedes several sections of the Argentine criminal code established severe penalties for anyone participating in any such criminal activity and created the Financial Information Unit (the FIU or UIF for its acronym in Spanish), establishing an administrative criminal system.

        Below is a summary of certain provisions regarding the anti-money laundering regime as set forth by the Anti-Money Laundering Law, as amended and supplemented by other rules and regulations, including regulations issued by the UIF, the Central Bank, the CNV and other regulatory entities. Investors are advised to consult their own legal counsel and to read the Anti-Money Laundering Law and its statutory regulations. The UIF is the agency responsible for the analysis, treatment and transmission of information, with the aim of preventing money laundering resulting from different crimes and the financing of terrorism. The Argentine Criminal Code defines money laundering as a crime committed by any person who exchanges, transfers, manages, sells, levies, disguises or in any other way commercializes goods obtained through a crime, with the possible consequence of making the original assets or the substitute thereof appear to come from a lawful source, provided that their value exceeds AR$300,000 (approximately US$17,336 using the November 30, 2017 venta de divisas exchange rate of AR$17.305 to US$1.00 reported by the Banco de la Nación Argentina) whether such amount results from one or more related transactions. The penalties established for such activity are the following:

  •
  imprisonment for three (3) to ten (10) years and fines of two (2) to ten (10) times the amount of the transaction;

  •
  the penalty provided in section (i) shall be increased by one third of the maximum and a half of the minimum, when (a) the person carries out the act on a regular basis or as a member of an association or gang organized with the aim of continuously committing acts of a similar nature, and (b) the person is a governmental officer who carries out the act in the course of his duties; or

  •
  if the value of the assets does not exceed AR$300,000, the penalty shall be imprisonment for six (6) months to three (3) years.

        The Argentine Criminal Code also punishes any person who receives money or other assets from a criminal source with the purpose of applying them to a transaction thereby, making them appear to be from a lawful source.

        In line with internationally accepted practices, the Anti-Money Laundering Law does not merely assign responsibility for controlling these criminal transactions to government agencies, but also assigns certain duties to various private sector entities such as banks, stockbrokers, brokerage houses and insurance companies, which become legally bound reporting parties. These duties primarily consist of information-capturing functions.

        According to the Anti-Money Laundering Law, the following persons, among others, are subject to UIF reporting: (i) financial institutions and insurance companies, (ii) exchange agencies and individuals or legal entities authorized by the Argentine Central Bank to operate in the purchase and sale of foreign currency in the form of cash or checks drawn in foreign currency or by means of credit or debit cards or in the transfer of funds within Argentina or abroad, (iii) broker-dealers, companies managing investment funds, over-the-counter market agents, and intermediaries engaged in the purchase, lease, or borrowing of securities, (iv) armored transportation services companies and companies or concessionaires rendering postal services that carry out foreign currency transfers or remittance of different types of currency or notes, (v) governmental organizations, such as the Central Bank, the Argentine Tax Authority, the National Superintendency of Insurance (Superintendencia de Seguros de la Nación), the CNV and the Superintendency of Corporations (Inspección General de Justicia), (vi) professionals in economics sciences and notaries public, and (vii) individuals and legal entities acting as trustees of any kind and individuals or legal entities related directly or indirectly to trust accounts, trustees and trustors under trust agreements.

        Individuals and entities subject to the Anti-Money Laundering Law must comply with some duties that include: (i) obtaining documentation from their customers that irrefutably evidences their identity, legal status, domicile, and other data stipulated in each case (so-called know your customer policies), (ii) reporting any suspicious event or transaction (which according to the customary practices of the field involved, as well as to the experience and competence of the parties who have the duty to inform, are those transactions attempted or consummated that, having been previously identified as unusual transactions by the legally bound reporting party, or have no economic or legal justification or relations with the customer's risk or transactional profile or are unusually or unjustifiably complex, whether performed on a single occasion or repeatedly (regardless its amount)), and (iii) abstaining from disclosing to customers or third parties any act performed in compliance with the Anti-Money Laundering Law. Whenever the transactions are suspicious of money laundering such reports shall be made by the legally bound reporting parties within 15 (fifteen days) as from the operation is qualified as suspicious whenever there are legally bound reporting parties under the Resolution UIF 30/2017 and within the maximum term of 150 (one hundred fifty) days as from the day on which the transaction was made. In case they are suspicious of terrorist financing, the term is reduced to 48 (forty-eight) hours as from the date on which the transaction was made. Within the framework of analysis of a suspicious transaction report, the aforementioned individuals and entities cannot refrain from disclosing to the UIF any information required from it by claiming that such information is subject to bank, stock market or professional secrecy, or legal or contractual confidentiality agreements. The AFIP shall only disclose to UIF the information in its possession when the suspicious transaction report has been made by such entity and refers to the individuals or entities involved directly with the reported transaction. In all other cases the UIF shall request that the federal judge holding authority in a criminal matter order the AFIP to disclose the information in its possession.

        Argentine financial institutions must comply with all applicable anti-money laundering regulations as provided by the Central Bank, the UIF, and, if applicable, the CNV. In this regard, in accordance with Resolution No. 229/2014 of the UIF, both the Central Bank and the CNV are considered "Specific Control Organs." In such capacity, they must cooperate with the UIF in the evaluation of the compliance with the anti-money laundering proceedings by the legally bound reporting parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities, and if necessary, to implement certain corrective measures and actions. Resolution 121/2011 issued by the UIF, as amended or supplemented by Resolutions No. 1/2012, 140/2012, 68/2013, 3/2014, 196/2015, 94/2016 and 104/2016 among others, which we refer to as Resolution 121, is applicable to financial entities subject to Law No. 21,526, to entities subject to Law No. 18,924, as amended, and to individuals and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF, as amended or supplemented by Resolutions No. 140/2012, 3/2014, 195/2015, 104/2016, 141/2016 and 4/2017 among others, which we refer to as Resolution 229, is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among other things, the obligation to collect documentation from customers and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing transactions.

        On June 21, 2017, the UIF issued Resolution No. 30/2017, which replaced Resolution No. 121 as from September 15, 2017, the date on which Resolution No. 30/2017 came into force. Resolution No. 30/2017 incorporated some new obligations and duties for legally bound reporting parties under such regulation, under a new risk-based approach. Notwithstanding, the new resolution gives the legally bound reporting parties more time to comply with certain new obligations, which will need to be fulfilled by December 2017, March and June 2018, as established therein.

        In addition, on March 1, 2018, the UIF issued Resolution No. 21/2018. Resolution No. 21/2018 replaced Resolution No. 229/2011, and is also applicable to settlment and clearing agents (Agentes de Liquidación y Compensación), trading agents (Agentes de Negociación), and to managers of collective investment products (Agentes de Administración de Productos de Inversión Colectiva de Fondos Comunes de Inversión). In addition, the Resolution No. 21/2018 established new obligations similar to those previously established under Resolution No. 30/2017, which follows a risk-based approach practice. The reporting parties subject to Resolution No. 21/2018 will have to fulfill the new obligations by September 2018.

        Resolution 121 and Resolution 229 set forth general guidelines in connection with the customer's identification (including the distinction between occasional and regular customers), the information to be requested, the documentation to be filed and the procedures to detect and report suspicious transactions. Furthermore, Resolution No. 19/2016 established that these legally bound parties must implement a due diligence procedure based on a risk approach in order to comply with the "know your customer" policies.

        Likewise, and in accordance with the international standards established in Recommendations 1 and 20 of the Financial Action Task Ford, or FATF, which refer to the reporting duties and the registration of suspicious transactions, the recent Executive Decree No. 27/2018 introduced several amendments to the "anti-laundering" regulations. Among other things, it is envisaged that all the legally bound reporting parties must adopt a customer identification policy from a risk-based approach and must segment their clients according to the risk they imply (low-medium-high) and undertake the corresponding measures to monitor and control each of these risk groups.

        Likewise, Resolution No. 04/2017 of the UIF sets forth a special due diligence procedure (based on a risk approach) for the remote opening of special investment accounts. It is applicable to the legally bound reporting parties included in subsections 1, 4 and 5 of article 20 of the Anti-Money Laundering Law.

        The Central Bank and the CNV must also comply with anti-money laundering regulations set forth by the UIF, including reporting suspicious transactions. In particular, the Central Bank must comply with UIF Resolution No. 12/2011, as supplemented by, among other resolutions, Resolutions No. 1/2012 and No 92/2012, which, among other things, sets forth the Central Bank's obligation to evaluate the anti-money laundering controls implemented by Argentine financial institutions (with the limitation of access to the reports and records of suspicious operations, which are, as explained above, confidential and subject only to the UIF's supervision), and lists examples of what circumstances should be specifically considered in order to establish whether a particular transaction may be considered unusual and eventually qualified as suspicious.

        Central Bank regulations require Argentine banks to take certain minimum precautions to prevent money laundering. Each institution must have an anti-money laundering committee, formed by a member of the board of directors and an officer responsible for anti-money laundering matters (oficial de cumplimiento). Additionally, as mentioned, each financial institution must appoint a member of the board of directors as the person responsible for money laundering prevention, in charge of centralizing any information the Central Bank may require on its own initiative or at the request of any competent authority and reporting any suspicious transactions to the UIF. Notwithstanding the officer's role as a liaison with the UIF, all board members have personal, joint, several and unlimited responsibility for the entity's compliance with its reporting duties with the UIF. In addition, this officer will be responsible for the implementation, tracking and control of internal procedures to ensure compliance with the regulations in financial institutions and its subsidiaries.

        In addition, pursuant to Communiqué "A" 6237 (as amended and supplemented) of the Central Bank, Argentine financial institutions must comply with certain additional "know your customer policies." In this sense, pursuant to such Communication, under no circumstance may new commercial relationships be initiated if the "know your customer policies" and the risk management legal standards have not been complied with. In addition, in respect of the existing customers: if the "know your customer policies" could not be complied with, the Argentine financial institution must analyze the continuance of the commercial relationship with such client using a risk-based approach. In case the operations with the client are discontinued, the termination of the relationship must be implemented in accordance with Central Bank's regulations for each type of product. Operations do not have to be discontinued when the "know your customer" policies are complied with in such period or when simplified due diligence procedures were implemented pursuant to applicable laws. Furthermore, pursuant to this Communication, Argentine financial entities must keep the documentation related to the discontinuance for ten years and include in their prevention manuals the detailed procedures to initiate and discontinue operations with customers in accordance with the above-mentioned additional "know your customer policies" implemented.

        The CNV Rules (as amended in September 2013) include a specific chapter regarding the "Prevention of Money Laundering and the Financing of Terrorism" and state that the persons set forth therein (negotiation agents, clearing and settlement agents such as (such as stockbrokers), distribution and placement agents, manager and custody agents of collective investment funds, brokerage agents, collective depositary agents, issuers with respect to capital contributions, irrevocable capital contributions for future capital increases or significant loans that have been made in its benefit, specifically with respect to the identity of contributors and/or creditors and the origin and legality of the funds so contributed or loaned) are to be considered legally bound reporting parties under the Anti-Money Laundering Law, and therefore must comply with all the laws and regulations in force in connection with anti-money laundering and terrorism financing, including resolutions issued by the UIF, presidential decrees referring to resolutions issued by the United Nations Security Council in connection with the fight against terrorism and the resolutions (and its annexes) issued by the Ministry of Foreign Affairs. In addition, CNV Rules impose certain restrictions in connection with payment arrangements (limiting, among other things, the cash amount that the entities set forth therein could receive or pay per day and per client, to AR$1,000) and impose certain reporting obligations.

        In addition, the CNV Rules establish that the above-mentioned entities shall only be able to carry out any transactions contemplated under the public offering system, when such transactions are carried out or ordered by persons organized, domiciled or resident in dominions, jurisdictions, territories or associated States included in the cooperating countries list contained in Executive Decree No. 589/2013, section 2(b). When such persons are not included in such list and in their home jurisdiction qualify as registered intermediaries in an entity under control and supervision of a body that carries out similar functions to those carried out by the CNV, they will only be allowed to carry out such transactions if they provide evidence indicating that the relevant securities and exchange commission in their home jurisdiction has signed a memorandum of understanding for cooperation and exchange of information with the CNV.

        In 2016, the "National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism" was created by Executive Decree No. 360/2016 as an instrument of the

Ministry of Justice and Human Rights. This Program was assigned the duty to reorganize, coordinate and strengthen the national system for the prevention of money laundering and the financing of terrorism, taking in consideration the specific risks that might have an impact on Argentine territory and the global demand for a more effective compliance with international obligations and recommendations established under United Nations Conventions and the standards of the FATF. These duties will be performed and implemented through a National Coordinator appointed for this purpose. Also, applicable statutory rules were modified, and it was established that the Ministry of Justice and Human Rights will be the federal government's central authority in charge of the inter-institutional coordination among all public and private agencies and entities with competent jurisdiction on this matter, while the UIF will retain the ability to perform operating coordination activities at the national, provincial and municipal levels in relation to matters strictly inherent in its jurisdiction as a financial intelligence agency.

        For an extensive analysis of the money laundering regime in effect as of the date of this prospectus, investors should consult legal counsel and read Title XIII, Book 2 of the Argentine Criminal Code and any regulations issued by the UIF, the CNV and the Central Bank in their entirety. For such purposes, interested parties may visit the websites of the Argentine Ministry of Economy and Public Finance, at www.infoleg.gov.ar, the UIF, at https://www.argentina.gob.ar/uif, the CNV, at www.cnv.gob.ar, or the Central Bank, at www.bcra.gov.ar. The information found on such websites is not a part of this prospectus.

 ENFORCEMENT OF CIVIL LIABILITIES

        We are incorporated under the laws of Argentina. The majority of our directors and all our officers and certain advisors and the selling shareholders named herein reside in Argentina or elsewhere outside the United States. Substantially all of our assets and those of the selling shareholders are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to force against them or against us judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions.

        We have been advised by our Argentine counsel, Marval, O'Farrell & Mairal, that there is doubt as to the enforceability to the same extent and in as timely a manner as a U.S. or other non-Argentine court, in original actions in Argentine courts, of liabilities predicated solely upon the federal securities laws of the United States and as to the enforceability in Argentine courts of judgments of United States courts obtained in actions against us predicated upon the civil liability provisions of the federal securities laws of the United States that will be subject to compliance with certain requirements under Argentine law mentioned below, including the condition that any such judgment does not violate Argentine public policy (orden público).

        Foreign judgments would be recognized and enforced by the courts in Argentina according to international treaties between Argentina and the country where the judgment was rendered. In the absence of a treaty, the following requirements of Article 517 of the National Civil and Commercial Procedure Code (if enforcement is sought before federal courts) would apply: (i) the judgment, which must be final in the jurisdiction where rendered, must have been issued by a court with jurisdiction in accordance with Argentine principles regarding international jurisdiction, (ii) the judgment must result from a personal action, or an in rem action with respect to personal property if such was transferred to Argentine territory during or after the prosecution of the foreign action, (iii) the defendant against whom enforcement of the judgment is sought must have been duly served with the summons and, in accordance with due process of law, given an opportunity to defend against foreign action, (iv) the judgment must be valid in the jurisdiction where rendered, its authenticity must be established in accordance with the requirements of Argentine law, (v) the judgment must not violate the principles of public policy of Argentine law, and (vi) the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court. Reciprocity is not required for an Argentine court to recognize a foreign judgment.

        Pursuant to Article 519 bis of the National Civil and Commercial Procedure Code, awards issued by foreign arbitral tribunals can be enforced in Argentina following the procedure established for the enforcement of foreign judgments, provided that: (i) the applicable requirements of Article 517 are met, (ii) the waiver by a foreign Court of its jurisdiction is not prohibited by law, and (iii) the matter debated in the case may be subjected to arbitration.

        Subject to compliance with Article 517 of the National Civil and Commercial Procedure Code described above, a judgment against us, any Argentine selling shareholder or the persons described above obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits. Notwithstanding, a judgment's recognition and enforcement in Argentina may be denied by Argentine courts in light of the March 6, 2014 decision of the Supreme Court of Argentina in Claren Corporation vs. Estado Nacional. In that case, the plaintiff was a bondholder which sought to recognize a U.S. judgment against the federal government. The Supreme Court of Argentina held that enforcing such judgment violated Argentine law principles of public policy. It further stated that granting the enforcement would imply that a plaintiff, through an individual action filed before a foreign court, would be able to circumvent the public debt restructuring process set forth by the federal government through emergency legislation enacted in accordance with the Argentine Constitution.

 LEGAL MATTERS

        We are being represented by Milbank, Tweed, Hadley & McCloy LLP with respect to matters of United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to matters of United States federal securities and New York State law and Perez Alati, Grondona, Benites & Arntsen with respect to matters of Argentine law. The office of Perez Alati, Grondona, Benites & Arntsen is located at Suipacha 1111, 18th floor, Buenos Aires, Argentina. The validity of the rights, Class B ordinary shares and other matters governed by Argentine law will be passed upon for us by Marval, O'Farrell & Mairal. The office of Marval, O'Farrell & Mairal is located at Ave. Leandro N. Alem 882, C1001AAQ, Buenos Aires, Argentina.

EXPERTS

        The consolidated combined financial statements as of November 30, 2017 and 2016 and for the three years ended November 30, 2017, included in this prospectus have been so included in reliance on the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

 EXPENSES RELATED TO THE GLOBAL OFFERING

        The following table sets forth the main expenses related to the Global Offering, other than the underwriting discounts and commissions, which we will be required to pay:

Amount To Be Paid
SEC registration fee	US$
NYSE listing fee	US$
FINRA filing fee	US$
CNV filing fee	US$
Bolsas y Mercados Argentinos S.A. listing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous	US$

Total	US$

        Each of the amounts set forth above, other than the SEC registration fee, the FINRA filing fee and the NYSE listing fee, is an estimate. These expenses will be borne by us.

Report of Independent Registered Public Accounting Firm

To Shareholders of Molino Cañuelas S.A.C.I.F.I.A.

        In our opinion, the accompanying consolidated combined statements of financial position and the related consolidated combined statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Molino Cañuelas S.A.C.I.F.I.A. and its subsidiaries and combined entities as of November 30, 2017 and 2016 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

"/s/" Price Waterhouse & Co. S.R.L. Price Waterhouse & Co. S.R.L.
"/s/" Marcelo Pablo de Nicola (Partner) Marcelo Pablo de Nicola Partner

Buenos Aires, Argentina
March 8, 2018

Legal information

Denomination: Molino Cañuelas S.A.C.I.F.I.A.

Legal address:

Registered office: John F. Kennedy 160—Cañuelas—Provincia de Buenos Aires—República Argentina

Company activity:	Production of wheat flour and by-products Industrialization of oil Production of cookies and pasta

Date of registration: August 7, 1970

Expiration of company charter: August 7, 2069

Number of register in Dirección Provincial de Personal Jurídicas de la
Provincia de Buenos Aires: 11,978

Capital stock: 150,000,000 shares

Molino Cañuelas S.A.C.I.F.I.A.

Consolidated Combined Statements of Comprehensive Income

for the years ended November 30, 2017, 2016 and 2015

(All amounts in thousands of Argentine pesos, except shares and per share data, and as otherwise indicated)

	Notes	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Net sales	20	27,783,907	32,317,700	22,134,392
Cost of sales	21	(21,544,571)	(25,082,087)	(17,188,962)
Changes in fair value of biological assets	13	194,262	—	—

Margin before Operating Expenses		6,433,598	7,235,613	4,945,430
Selling expenses	22	(3,509,236)	(4,418,472)	(3,546,987)
Administrative expenses	22	(1,109,317)	(827,287)	(510,605)
Other operating income, net	23	20,485	10,882	27,637

Results from Operations before Financing and Taxation		1,835,530	2,000,736	915,475
Financial income	24	192,033	323,429	230,221
Financial costs	24	(1,121,121)	(1,070,446)	(687,128)
Exchange differences, net	24	(1,297,544)	(1,448,401)	(398,464)

Financial results, net		(2,226,632)	(2,195,418)	(855,371)
Gain on Acquisition of Business	29.3	—	1,084,327	—

(Loss)/Profit before Income Tax		(391,102)	889,645	60,104
Income tax	19	140,140	(25,263)	(48,173)

(Loss)/Profit for the year		(250,962)	864,382	11,931

(Loss)/Profit attributable to:
Equity holders of the parent		(250,962)	864,382	11,931

Total		(250,962)	864,382	11,931

Average number of ordinary shares outstanding		150,000,000	150,000,000	150,000,000
(Loss) / Profit per share attributable to equity holders	25	(1.67)	5.76	0.08

OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss
Exchange difference on translation of foreign operations		9,854	175,444	19,564
Items that will not be reclassified to profit or loss
Revaluation of property, plants and equipment	6	3,135,100	2,929,983	915,093
Income tax expense		(1,096,542)	(1,028,497)	(320,531)

Total Other Comprehensive Income		2,048,412	2,076,930	614,126

Total Comprehensive Income		1,797,450	2,941,312	626,057

Molino Cañuelas S.A.C.I.F.I.A.

Consolidated Combined Statements of Financial Position

as of November 30, 2017, 2016 and 2015

(All amounts in thousands of Argentine pesos, except otherwise indicated)

Assets	Note	Nov 30, 2017	Nov 30, 2016
Non-Current Assets
Property, plant and equipment, net	6	15,025,769	11,714,621
Investment property, net	7	—	54,494
Intangible assets, net	8	95,082	114,471
Deferred income tax assets	19	37,357	34,350
Other investments		—	15
Other receivables, net	11	14,307	359,790

Total Non-Current Assets		15,172,515	12,277,741
Current Assets
Inventories	12	5,187,560	2,490,685
Biological assets	13	518,860	—
Other receivables, net	11	2,013,909	1,126,326
Trade receivables, net	11	2,723,687	5,592,599
Derivatives	10	10,131	315,164
Cash and cash equivalents	14	3,925,721	3,794,667

Total Current Assets		14,379,868	13,319,441

Total Assets		29,552,383	25,597,182

Shareholders' Equity
Common stock		15,000	12,000
Additional paid-in capital		25,414	25,414
Reserves		6,998,591	4,717,491
Retained earnings		(6,100,980)	744,815

Total Equity		938,025	5,499,720

Liabilities
Non-Current Liabilities
Borrowings	16	11,883,245	6,234,323
Deferred income tax liabilities	19	2,411,554	2,747,057
Trade and other payables	17	—	189,041

Total Non-Current Liabilities		14,294,799	9,170,421
Current Liabilities
Borrowings	16	6,039,337	4,144,725
Current income tax payable	19	41,971	103,828
Provisions	18	96,221	67,789
Derivatives	10	—	1,154
Trade and other payables	17	8,142,030	6,609,545

Total Current Liabilities		14,319,559	10,927,041

Total Liabilities		28,614,358	20,097,462

Total Equity and Liabilities		29,552,383	25,597,182

Molino Cañuelas S.A.C.I.F.I.A.

Consolidated Combined Statements of Changes in Equity for the years ended November 30, 2017, 2016 and 2015

(All amounts in thousands of Argentine pesos, except otherwise indicated)

	Common Stock	Additional Paid in Capital	Legal Reserve	Revaluation Surplus	Foreign Exchange Conversion	Retained Earnings	Total Shareholders' Equity
Balance at November 30, 2014	12,000	25,414	7,482	1,947,881	71,072	477,881	2,541,730

Profit for the year	—	—	—	—	—	11,931	11,931
Other comprehensive income for the year	—	—	—	594,562	19,564	—	614,126

Total comprehensive income for the year	—	—	—	594,562	19,564	11,931	626,057

Transactions with owners in their capacity as owners
Cash dividends declared by Shareholders' Meeting on March 20, 2015. $0.133 per share	—	—	—	—	—	(16,000)	(16,000)
Cash dividends declared in combined entities by Shareholders' Meeting on August 31, 2015. $0.017 per share	—	—	—	—	—	(2,000)	(2,000)

Total	—	—	—	—	—	(18,000)	(18,000)

Balance at November 30, 2015	12,000	25,414	7,482	2,542,443	90,636	471,812	3,149,787

Profit for the year	—	—	—	—	—	864,382	864,382
Other comprehensive income for the year	—	—	—	1,901,486	175,444	—	2,076,930

Total comprehensive income for the year	—	—	—	1,901,486	175,444	864,382	2,941,312

Transactions with owners in their capacity as owners
Effects of reorganization (Note 1.2)	—	—	—	—	—	(310,099)	(310,099)
Cash dividends declared by Shareholders' Meeting on February 24, 2016. $0.57 per share	—	—	—	—	—	(68,000)	(68,000)
Cash dividends declared in combined entity by Shareholders' Meeting on August 29, 2016. $0.11 per share	—	—	—	—	—	(13,280)	(13,280)
Cash dividends declared in combined entity by Shareholders' Meeting on November 29, 2016. $1.67 per share	—	—	—	—	—	(200,000)	(200,000)

Total	—	—	—	—	—	(591,379)	(591,379)

Balance at November 30, 2016	12,000	25,414	7,482	4,443,929	266,080	744,815	5,499,720

Loss for the year					—	(250,962)	(250,962)
Other comprehensive income for the year				2,038,558	9,854	—	2,048,412

Total comprehensive income for the year	—	—	—	2,038,558	9,854	(250,962)	1,797,450

Transactions with owners in their capacity as owners
Capital contributions in combined entities	—	—	—	—	—	13,901	13,901
Increase of reserves		—	600	—	—	(600)	—
Capitalization of Retained Earnings	3,000	—	—	—	—	(3,000)	—
Cash dividends declared in combined entity by Shareholders' Meeting on February 23, 2017, $1.11 per share	—	—	—	—	—	(227,000)	(227,000)
Realization of revaluation surplus (Note 26)	—	—	—	(76,822)	—	76,822	—
Cash dividends declared by Shareholders' Meeting on April 28, 2017, $2.35 per share	—	—	—	—	—	(352,000)	(352,000)
Effects of reorganization (Note 1.2)	—	—	—	308,910	—	(6,102,956)	(5,794,046)

Total	3,000	—	600	232,088	—	(6,594,833)	(6,359,145)

Balance at November 30, 2017	15,000	25,414	8,082	6,714,575	275,934	(6,100,980)	938,025

The company completed a 10-for-1 stock split on February 14, 2017. Dividends per share have been retrospectively adjusted to reflect the impact of the stock split.

Molino Cañuelas S.A.C.I.F.I.A.

Consolidated Combined Statements of Cash Flows

for the years ended November 30, 2017, 2016 and 2015

(All amounts in thousands of Argentine pesos, except otherwise indicated)

	Note	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Change in cash and cash equivalents
Cash and cash equivalents at beginning of year	14	3,794,667	943,731	1,121,351
Cash and cash equivalents at end of year	14	3,925,721	3,794,667	943,731

Net increase / (decrease) in cash and cash equivalents		131,054	2,850,936	(177,620)

Operating activities:
(Loss) / Profit for the year		(250,962)	864,382	11,931
Income tax		(140,140)	25,263	48,173
Adjustments for:
Changes in fair value of biological assets	13	(194,262)	—	—
Depreciation	6	573,092	265,496	172,574
Amortization	8	19,896	10,527	4,567
Change in fair value of derivatives	10	303,879	(104,054)	(78,803)
Provisions	18	36,347	40,140	14,049
Allowance for doubtful accounts	11	(9,285)	30,251	1,261
Gain from acquisition of businesses	29	—	(1,084,327)	—
Results from sale of equity investments	23	(3,320)	(4,310)	(13,875)
Results from sale of property, plant and equipment	23	(1,211)	(2,271)	(4,852)
Net interest accrued		1,280,218	747,017	456,907
Net exchange differences accrued and not paid		1,069,994	1,355,250	36,607
Interest collected		186,940	314,460	228,606
Income tax paid		(136,675)	(50,014)	(80,686)
Changes in operating assets and liabilities, net
Change in Inventories		(2,696,875)	(731,347)	(246,763)
Changes in Biological Assets		(324,598)	—	—
Change in Accounts Receivables		2,766,445	(1,710,106)	(1,943,592)
Change in Accounts Payable		841,725	2,572,380	632,524
Changes in other operating assets and liabilities, net		(548,157)	(11,742)	(49,608)

Net cash generated / (used) in operating activities		2,773,051	2,526,995	(810,980)

Investing activities
Purchases of Property, Plant and Equipment	6	(803,459)	(1,284,842)	(419,393)
Acquisition of businesses	29	—	(736,190)	—
Purchases of investment property	7	(1,000)	(6,100)	(2,468)
Purchases of intangible assets	8	(5,308)	(2,479)	(3,129)
Sales of property, plant and equipment		227,361	21,670	17,653
Other investments		—	—	(492)
Sales of related companies	23	3,320	43,095	14,573

Net cash used in investing activities		(579,086)	(1,964,846)	(393,256)

Financing activities
Loans paid		(10,358,531)	(11,250,069)	(3,999,372)
Cost of issuing equity instruments		(64,759)	—	—
Borrowings		15,692,108	14,776,968	5,698,424
Interest paid		(926,944)	(1,045,344)	(655,479)
Effects of reorganization		(6,412,047)	(310,099)	—
Contributions		13,901	—	—
Dividends paid		(77,280)	(74,200)	(16,200)

Net cash (used in) / generated by financing activities		(2,133,552)	2,097,256	1,027,373

Foreign exchange gain / (loss) on cash and cash equivalents		70,641	191,531	(757)

Net increase / (decrease) in cash and cash equivalents		131,054	2,850,936	(177,620)

Non-cash investing and financing activities
Effects of reorganization		(618,001)	—	—
Acquisition of property, plant and equipment by finance lease	6	163,519	—	2,971
Dividends declared not paid		579,000	207,080	1,800

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information

1.1.  The Group

        Molino Cañuelas S.A.C.I.F.I.A. (hereinafter referred to as the "Company") together with the other Combined Entities described below (hereinafter and together with the Company referred to as the "Group") is a leading Argentine reference brand consumer food products and food production company, which is vertically integrated and has a leading presence in Argentina and Uruguay and has growing operations in Brazil, Chile and Bolivia. The Group is also one of the leading manufacturers and providers of reference brand consumer foods products and semi-processed primary food products in South America. The Group is contemplating a concurrent initial public offering (IPO) of its share capital in the United States of America and Argentina.

1.2.  Description of the reorganization

        During the years ended November 30, 2017 and 2016, the Company acquired certain entities and/or businesses that were under common control of the Company's existing shareholders, as follows:

  •
  On December 16, 2015, the Company acquired a portion of MOLCA S.A.'s commercial operations consisting of certain of MOLCA S.A.'s assets and activities related to its port operations. MOLCA S.A. is an entity domiciled in Argentina that owns and manages a port known as "Terminal las Palmas";

  •
  On February 17, 2016, the Company acquired all of the outstanding shares of the following entities: Alimentos Cañuelas Chile S.p.A.; Cañuelas Chile S.p.A.; Alimentos Cañuelas S.R.L. and Empresa de Servicios Molca S.R.L. All of these entities are engaged in the sale of food products. Alimentos Cañuelas Chile S.p.A. and Empresa de Alimentos Cañuelas Chile S.p.A. are domiciled in Chile and Alimentos Cañuelas S.R.L. and Empresa de Servicios Molca S.R.L. are domiciled in Bolivia;

  •
  On June 4, 2016, the Company acquired all of the outstanding share capital of Moinho Canuelas Ltda., domiciled in Brazil. Moinho Canuelas Ltda. is an entity domiciled in Brazil engaged in the sale of food products;

  •
  On August 26, 2016, the Company acquired a portion of Compañía Argentina de Granos S.A.'s ("CAGSA") agro-services and soybean industrialization businesses. On December 1, 2016 the Company acquired the following businesses from CAGSA: (i) the sale of supplies and value added services to agriculture producers, (ii) the purchase, storage, drying and conditioning, and sale of oilseeds and grains, and (iii) logistic services. CAGSA is an entity domiciled in Argentina. The acquisition of businesses from CAGSA that took place on December 1, 2016 did not include the transfer of working capital (inventories, receivables and payables) that were liquidated by CAGSA, affecting the income statement and financial position comparison. In connection with this acquisition CAGSA signed a 5 year-term non-compete agreement which was valued by the parties at $3,273 million and has not been recognized in the consolidated combined financial statements considering that the entities were under common control and based on the Group accounting policies. The Company recorded the related deferred tax asset of $1,146 (Note 4.e);

The accompanying notes are an integral part of these consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

  •
  On February 2, 2017, the Company agreed to acquire Cañuelas Pack S.A.'s packaging business. Cañuelas Pack S.A., an entity domiciled in Argentina, is engaged in the production and sale of packaging materials. The transaction became effective on April 1, 2017;

  •
  On February 28, 2017 the Company acquired all of the outstanding shares of Molino Cañuelas Uruguay S.A., an entity domiciled in Uruguay and engaged in the acquisition, storage and commercialization of oilseeds and grains;

  •
  On February 28, 2017 the Company acquired all of the outstanding shares of Molinos Florencia S.A., Molino Americano S.A., Tiendas Gourmet S.A.U., and Megaseed S.A.U. These entities are domiciled in Argentina. Molinos Florencia S.A., Molino Americano S.A., and Tiendas Gourmet S.A.U. are engaged in the manufacture and sales of flour and by-products. Megaseed S.A.U. is engaged in research and development of traits in wheat;

        Total aggregate consideration assumed by the Company for the above acquisitions amounts to $7,943 million (including non-compete agreement related to CAGSA business) as follows:

  •
  Payment of $310 million during the year ended November 30, 2016.

  •
  Payment of $6,412 million during the year ended November 30, 2017.

  •
  Liabilities assumed of $1,221 million during the year ended November 30, 2017.

        These transactions were accounted for under the predecessor value method, as permitted under International Financial Reporting Standards ("IFRS"), as adopted by the International Accounting Standards Board. Under the predecessor value method, the results and financial positions of the acquired entities and businesses were combined and consolidated with and into the Company's own operations as from December 1, 2013 as if these entities and businesses had always been part of the Group. There are no higher entities that prepare consolidated financial statements within the Group. Balances from intercompany transactions were eliminated. Through these transactions, the group recognized $310 million in 2016 and $5,794 million in 2017 directly in equity as "Effect of reorganization".

1.3.  Other acquisition

        As further described in Note 29.3 on August 31, 2016 the Company acquired Cargill's milling business in Argentina for a total consideration of $736 million. This acquisition has been accounted for under the acquisition method of accounting described in note 2.4.3.

1.4.  Principal carve-out allocations of business combined

        As described above the Company acquired certain assets and activities related to the port operations of MOLCA S.A. The acquisition did not include the port facilities and other real estate property of MOLCA S.A. In order to reflect all costs of doing business, the consolidated combined income statement includes a charge representing the cost that the Group would have incurred for use of such port facilities, at market rates, should a lease agreement been in place for all periods presented. This charge amounting to USD 1.5 million per year, equals the amount of the current,

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

post-Reorganization contract relating to these facilities, is shown as an operating lease payment in all periods presented.

        The CAGSA acquisition described in note 1.2 did not consider certain assets and liabilities that such business maintained at the acquisition date. Nevertheless, such assets and liabilities and their historical impact to profit or loss, that were necessary and relevant to the historical financial information of the Company as a combined legal entity, were reflected in the historical consolidated combined financial statements.

        The Company considered the following carve-out adjustments to reflect all costs of doing business:

        (a)   The Company identified those assets and liabilities which were relevant to reflect the historical performance of the acquired businesses in the Company's consolidated combined financial statements. The Company recognized the identified assets and liabilities in the Company's consolidated combined financial statements even though certain of these identified assets and liabilities were not acquired and/or assumed in the CAGSA's acquisition. The recognition of assets and liabilities not acquired or assumed in the acquisition is relevant and necessary to reflect the historical financial performance of the acquired business;

        (b)   The Company identified the services that benefitted all businesses within CAGSA as a legal entity. These services included but were not limited to IT, tax, accounting, legal, and certain employee benefits. The Company allocated these costs on specific identification basis;

        (c)   The Company allocated a portion of the interest cost incurred by CAGSA as a separate legal entity based on the borrowings allocated to these businesses. The Company allocated these borrowing on specific identification basis. In addition, the Company's consolidated combined financial statements reflect all of the third party debt and related incurred interest cost assumed by the Company in the acquisition; and

        (d)   The Company allocated taxes on a separate return basis. The acquisition of CAGSA described in 1.2 did not consider working capital, tax related credits and liabilities and certain bank borrowings that this business maintained at the acquisition date. Nevertheless, such assets and liabilities and their historical impact to profit or loss were reflected in the historical consolidated combined financial statements.

1.5.  Other information

        The composition of the capital stock of the Company is as follows:

Ordinary Shares	Number of shares	Fully paid shares
Class "A" par value $0.10—1 Vote	150,000,000	150,000,000

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

        The evolution of the capital stock is as follows:

	Nov 30, 2017	Nov 30, 2016
Capital stock at the beginning of the year	12,000,000	12,000,000
Capital stock at year end	15,000,000	12,000,000

        On February 14, 2017, the Company's shareholder meeting approved a capitalization of retained earnings amounting to $3,000 resulting in an increase of share capital from $12,000 to $15,000 and a 10-for-1 stock split.

        On April 5, 2017 the Company's shareholder meeting approved:

  •
  The public offering in Argentina and in foreign markets, as may be determined by the Board of Directors.

  •
  Changes in the Company by-laws required to comply with the public offering requirements. This includes the creation of class A and class B shares, changes to the composition and functioning of the Board of Directors, and the creation of an audit committee and an audit commission.

        On September 18, 2017 the Company's shareholder meeting approved the issuance of Negotiable Obligations / Bonds for a maximum amount of up to USD 400 million to be placed by public subscription and to be offered in Argentina and/or abroad, to be listed and negotiated in one or more authorized markets of Argentina and/or abroad, delegating to the Board of Directors the powers to fix the terms and conditions of the Program and of the Negotiable Obligations / Bonds.

        The Group is controlled by the Navilli Family (the "principal shareholders") who hold 100% of the share capital of each of the combined entities.

        These consolidated combined financial statements were approved for issuance by the Company´s Board of Directors on February 08, 2018.

2. Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these consolidated combined financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1.  Basis of preparation and transition to IFRS

        The Group's consolidated combined financial statements have been prepared in accordance with IFRS and interpretations as issued by the IASB. All IFRS issued by the IASB, effective at the time of preparing these combined financial statements have been applied. In addition, certain IFRS which are not effective as of November 30, 2017 but permit earlier adoption have been applied.

        IFRS provides no guidelines for the preparation of combined financial statements, which are therefore subject to the rules given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognized industry practices.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

        Presentation in the consolidated combined statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of the Group, or are held for sale.

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated combined financial statements are disclosed in Note 4.

        Additionally, the Group has applied the first phase of IFRS 9 "Financial Instruments".

        Several balance sheet and income statement items have been combined in the interests of clarity. These items are stated and explained separately in the notes to the consolidated combined financial statements. The income statement is structured according to the function of expense method, with the nature of the expenses classified in notes.

        The consolidated combined financial statements are presented in thousands of Argentine pesos unless otherwise stated. All amounts are rounded off to thousands of Pesos unless otherwise stated. As such, insignificant rounding differences may occur. A dash ("—") indicates that no data was reported for a specific line item in the relevant financial year or period or when the pertinent figure, after rounding, amounts to nil.

        The fiscal year begins on December 1 and ends on November 30 of the following year.

2.2.  New accounting standards

        The following standards, amendments and interpretations have been issued by the IASB and IFRIC, but they are not effective and have not been adopted early by the Group in these consolidated combined financial statements:

        IAS 7 "Statement of Cash Flows":    In February 2016, the IASB issued certain amendments regarding disclosures to be made in the Statement of Cash Flow.

        Modifications to the Disclosure Initiative (Amendments to IAS 7) are intended to disclose information to enables users of financial statements to evaluate changes in liabilities arising from financing activities. For this, the IASB requires that the following changes in liabilities arising from financing activities be disclosed: (i) changes in the cash flows from financing activities; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in exchange rate variation; (iv) changes in fair values; and (v) other changes. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities. These changes will become effective for the Company for annual periods ending November 30, 2018, early adoption is permitted.

        IFRS 16 "Leases":    In January 2016, the IASB issued IFRS 16 "Leases" which establishes the new model for the registration of leasing transactions. This standard repeals the current guidelines for accounting for such transactions in IAS 17 "Leases" and related interpretations when it becomes effective. The Group is currently performing the full assessment of IFRS 16 impact, standard that will

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

be effective for the annual period ending November 30, 2020. Early adoption is permitted. Adoption is retroactive.

        IAS 12 "Income Taxes":    In January 2016, the IASB issued certain amendments related to the recognition of deferred tax assets for unrealized losses. These changes will be effective for the Group for annual periods ending November 30, 2018, with early adoption is permitted.

        IFRS 15 "Revenue from contracts with customers" In May 2014, the IASB issued IFRS 15, which was amended in April 2016. This standard is applicable for annual periods beginning January 1, 2018. It specifies how and when revenue is recognized, as well as the additional information that must be presented in the financial statements. The standard provides a unique five-step model based on principles that apply to all contracts with customers. The Group is currently performing the full assessment of IFRS 15 impact, standard that will be effective for the annual period ending November 30, 2019.

        IFRS 9 "Financial Instruments":    In July 2014, the IASB issued an amendment to IFRS 9. It includes in one place all phases of the IASB project to replace IAS 39 "Financial Instruments: Recognition and Measurement". These phases are the classification and measurement of instruments, impairment and hedge accounting. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and is effective for periods beginning on or after 1 January 2018. At the transition date, the Group has adopted the first phase of IFRS 9 and is currently analyzing the impact of the second and third phases. For the company it will be effective for the annual period ending November 30, 2019.

        IFRIC 23 "Uncertainty over Income Tax Treatments":    In June 2017, the IASB issued IFRIC 23 which clarifies how the recognition and measurement requirements of IAS 12 "Income taxes", are applied where there is uncertainty over income tax treatments. This interpretation is effective for annual periods beginning on or after 1 January 2019, with early application permitted.

2.3.  Foreign currency translation

2.3.1.  Functional and presentation currency

        For each of the consolidated and combined entities in the Group, a functional currency is determined. The functional currency is the currency used in the primary financial environment in which the reporting entity operates. Transactions denominated in other currencies than the functional currency are considered transactions denominated in foreign currencies. None of the functional currencies of the combined entities has been considered the currency of a hyperinflationary economy. These consolidated combined financial statements are presented in Argentine pesos, which is the Group's presentation currency.

        IAS 29 "Financial reporting in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is the currency of an a hyperinflationary economy with high inflation, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, in general terms, the inflation produced from the acquisition date or the revaluation date, as applicable,

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

must be computed in non-monetary items. In order to conclude whether the economy is a hyperinflationary economy, the standard details a series of factors to be considered, among which the existence of a cumulative inflation rate over three years that approaches or exceeds 100% is included. Taking into consideration the inconsistency of the inflation data published by the National Institute of Statistics and Census, the current downward trend of the level of inflation and the fact that the other indicators are insufficient to reach a definite conclusion, there is insufficient evidence to conclude that Argentina's economy is a hyperinflationary economy as of November 30, 2017 and 2016. Therefore, the restatement criteria established in IAS 29 have not been applied.

        Although the Argentine economy does not meet the necessary and objective conditions to qualify as a hyperinflationary economy, in accordance with IAS 29, and taking into account the legal and regulatory limitations imposed by professional bodies and control authorities for purposes of preparing adjusted financial statements as of November 30, 2017, it must be mentioned that certain macroeconomic variables that affect the Groups' business, such as salary costs and the prices of supplies, have suffered somewhat important annual variations, a circumstance that must be taken into account when evaluating and interpreting the Groups' financial position and results of operations in these financial statements.

2.3.2.  Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, or valuation where items are remeasured.

        Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated combined statements of comprehensive income. Foreign exchange gains and losses are presented in the combined statement of comprehensive income within "Exchange differences, net".

2.3.3.  Subsidiaries and associated companies

        The results and financial position of all the combined entities that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows:

  •
  assets and liabilities at period end are converted at the exchange rate of that date;

  •
  revenues and expenses are translated at average exchange rates (unless this average does not represent a reasonable approximation of the cumulative effect of the rates prevailing at the date of each transaction, in which case such income and expenses are translated at the exchange rate at the date of each transaction); and

  •
  Shareholders' equity and reserves transactions are translated at the end of year exchange rate, considering balances at December 1, 2013 as beginning balances.

        The exchange differences resulting from this process are reported in "Other Comprehensive Income".

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

        When an investment is sold or disposed of, in whole or in part, the exchange differences are recognized in the consolidated combined statements of comprehensive income as part of the gain or loss on the sale or disposal.

2.4.  Scope of consolidation / combination

        The scope of combination for the Group's combined financial statements for the fiscal years ended November 30, 2017, 2016 and 2015 was determined on the principles of the legal reorganization approach. This approach is based on the fact that the economic activities that form the new entity were not managed as one division in the past, but the entities are legally bound together within a reorganization process. During the reporting periods of the combined financial statements, the assets and liabilities forming the reporting entity were under common control of the Navilli Family. In preparation of these combined financial statements, certain businesses have been prepared on a "carve-out" basis from their respective historical consolidated financial statements taking into account the target structure of the reorganization.

        These consolidated combined financial statements include the results of Molino Cañuelas and all of its subsidiaries from the date that control commences to the date that control ceases.

2.4.1.  Subsidiaries

        Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully combined from the date on which control is transferred to the Group and they are de-combined from the date that control ceases.

        The Group accounts for acquisitions using the purchase method of accounting as prescribed by IFRS 3. Consideration is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Costs directly attributable to acquisitions are recorded as expenses as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.

        The excess of consideration over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated combined statements of comprehensive income.

        Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.4.2.  Associates / Joint arrangements

Associates

        Associates are those entities over which the Group has significant influence, such as the power to intervene in decisions of financial and operating policy of the investee, but not control. These entities are recorded using the equity method.

        By using the equity method, investments are initially recognized at cost, and that amount is increased or decreased to recognize the investor's share in the profits and losses of the entity after the date of acquisition. If applicable, the value thereof includes the goodwill recognized for its acquisition. When the group's share of losses equals or exceeds the value of participation in such entities, the Group does not recognize further losses, unless there are legal or constructive obligations to provide funds or make payments on behalf of them.

        The Group determines at each reporting date whether there is objective evidence that an investment in an associate is not recoverable. If so, the amount of impairment is calculated as the difference between the recoverable amount of the investment and its book value, recognizing the resulting amount in "Equity in earnings of non-consolidated entities" in the consolidated combined statements of comprehensive income.

Joint arrangements

        Investments in joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

        The Group has joint operations in which recognizes its direct right to the assets, liabilities, revenues and expenses. Details of the joint operation are set out in note 13.

2.4.3.  Business combinations

        The acquisition method of accounting is used to account for all business combinations (except for acquisitions under common control described in note 1), regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a business comprises:

  •
  the fair values of the assets transferred;

  •
  the liabilities incurred to the former owners of the acquired business;

  •
  the equity interests issued by the group;

  •
  the fair value of any asset or liability resulting from a contingent consideration arrangement; and

  •
  the fair value of any pre-existing equity interest in the subsidiary.

        Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

        Acquisition-related costs are expensed as incurred.

        The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

        Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the obligor's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

        Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

2.4.4.  Common control acquisitions

        In these consolidated combined financial statements, the Group has applied the predecessor accounting approach in accordance with the rules on accounting for business combinations under common control in combined financial statements. This means that the assets and liabilities of the recently acquired businesses included in these consolidated combined financial statements correspond to the historical amounts in the individual financial statements of the combined entities (predecessor values). Businesses in accordance with IFRS 3 that were acquired or contributed to Molino Cañuelas are included in the consolidated combined financial statements for all periods presented adjusted so as to achieve uniformity of accounting policies. Accordingly, any consideration given or received in relation to those common control transactions is recognized directly in equity as withdrawals or contributions at the time of the transfer. Balances from intercompany transactions were eliminated.

2.5.  Property, plant and equipment

        Property, plant and equipment is recorded initially at cost. Historical cost comprises the purchase price and any costs directly attributable to the acquisition or construction.

        Subsequent to initial recognition the following accounting models are followed:

  •
  Revaluation model for land, buildings and installations and machinery, except for constructions on third party property. These assets are carried at a revalued amount, being its fair value at the date of revaluation less subsequent depreciation and impairment losses, if any.

  •
  Cost model for all other classes. The assets are carried at cost less accumulated depreciation and impairment.

        Revaluations are prepared regularly by Management, taking into account independent valuations, based on the depreciated replacement cost approach, so that the carrying amount of an asset does not differ materially from its fair value at the balance sheet date. Increases in value are credited to Other

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

Comprehensive Income and accumulated in equity under the heading "Revaluation surplus". Revaluations were recorded at the end of each of the years reported.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

        Borrowing costs directly attributable to the construction or production of assets that require a substantial time to be ready for use or sale are added to the cost of those assets until such time as they are substantially ready to be used. Any investment income earned on temporary investment of such funds is deducted from the borrowing costs incurred. The Group has capitalized interest on the construction of plants and equipment.

        The depreciation of these assets is calculated using the straight-line method, using annual rates sufficient to extinguish their values at the end of their estimated useful life. Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

        These costs may include the cost of replacing parts that are eligible for capitalization when the costs of replacing the parts are incurred. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statements of comprehensive income during the period in which they are incurred.

        Useful lives for each of the property, plant and equipment classes are:

Land	Not depreciated
Buildings and facilities	50 years
Machinery	20 years
Furniture and IT equipment	10 years
Vehicles	5 years

        The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

        Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the corresponding asset and are recognized within "Other operating income, net" in the statements of comprehensive income.

2.6.  Investment property

        Investment property are comprised of land and buildings held to earn rentals or for capital appreciation and not used in the production of goods or services or for administrative purposes. Investment property is measured at acquisition or construction cost, less accumulated depreciation and

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

impairment losses, if any. Land is not depreciated. Depreciation on buildings is calculated using the straight-line method over their estimated useful lives of 50 years.

        The investment property's residual values, useful lives and depreciation methods are reviewed, and adjusted, if appropriate, at each statement of financial position date. An asset's carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

        Gains and losses on disposals of investment property are determined by comparing the proceeds with the carrying amount of the corresponding asset and are recognized within "Other operating income, net" in the combined statements of comprehensive income. Repairs and maintenance expenses are recorded within "Other operating income, net" in the period in which they are incurred.

2.7.  Intangible assets

        Intangible assets are those non-monetary assets, without physical substance, and identifiable for being either separable or arising from contractual or other legal rights. They are recorded when they can be measured reliably and are likely to generate benefits to the Group.

2.7.1.  Goodwill

        Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition of a business. Goodwill is computed as the excess of the consideration paid over the fair value of the net assets of the acquired business at the acquisition date and is allocated to those cash generating units (CGU) or group of cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

        Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. The impairment review requires management to make certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired. Any impairment is recognized immediately as an expense and is not reversed later on.

2.7.2.  Software

        Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when the following criteria are met:

  •
  it is technically feasible to complete the software so that it will be available for use;

  •
  management intends to complete the software and use it;

  •
  there is an ability to use or sell the software;

  •
  it can be demonstrated how the software will generate probable future economic benefits;

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

  •
  adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

  •
  the expenditure attributable to the software during its development can be reliably measured.

        These assets are amortized using the straight line method over a period of 3 to 5 years.

2.7.3.  Other intangible assets

        Trademarks, registrations and patents, and customer related intangibles acquired individually are initially valued at cost. Product development costs are recognized as an asset only to the extent that specific recognition criteria, as set out in IAS38 'Intangible assets', relevant to the proposed application are met and the amount recognized is recoverable through future economic benefits. All research costs are recognized in the consolidated income statement as incurred.

        At the closing date of the financial statements, intangible assets with finite useful lives are stated at cost, net of accumulated amortization and accumulated impairment losses, if any. These assets are tested for impairment when events or circumstances indicate that their book value may not be recoverable. The customer related intangibles acquired by the Group have been classified as assets with finite useful lives and are amortized using the straight line method over a maximum period of 5 years.

        The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years they have been in service and their recognition among customers in the industry.

        Intangible assets with indefinite useful life are those arising from contracts or other legal rights that can be renewed without significant cost and for which, based on an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate positive net cash inflows for the entity. These intangible assets are not amortized but are subject to annual impairment tests, either individually or at the CGU level. The categorization as "indefinite useful life" is also reviewed annually to confirm whether it remains sustainable.

2.8.  Impairment of non-financial assets

        At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment, investment property under and finite-life intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

        Where an impairment loss is subsequently reversed the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in the statements of comprehensive income.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.9.  Leases

        The Group is the lessee in certain operating and finance lease agreements. Leases are classified at inception as finance or operating leases.

        Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of comprehensive income on a straight-line basis over the period of the lease.

        Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

2.10.  Inventories

        Inventories of grain commodities traded in active markets and acquired with the purpose of resale in the near future are carried at fair value less cost to sell. All other inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of finished goods and work in process includes raw material costs, direct labor, other direct costs and manufacturing overheads, on the basis of normal operating capacity, and excludes financing costs. The net realizable value is the estimated selling price in the normal course of business, less direct selling expenses.

        Allowances for impairment, inventory obsolescence and slow moving inventory are determined for goods which at period end have a net realizable value below historical cost.

2.11.  Biological assets

        Biological assets are recognized if it is probable that future economic benefits will flow to the entity and if the cost can be measured reliably. Biological assets both at initial recognition and at each subsequent reporting date are measured at fair value less costs to sell, including commissions, broker and dealer fees and taxes (excluding Income Tax) and other market charges.

        Since there is no active market for this type of biological assets in their location and condition before harvest, the fair value is estimated based on the discounted cash flow, by using an appropriate rate.

        Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item "Changes in fair value of biological assets".

2.12.  Financial assets

        The Group classifies its financial assets in the following categories: those to be measured subsequently at amortized cost and those to be measured at fair value. This classification depends on

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

the business model followed by the Group to manage its financial assets and the characteristics of the contractual cash flows of the financial assets.

2.12.1.  Financial assets at amortized cost

        Financial assets are measured at amortized cost when they meet the following criteria: the objective of the Group's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding.

2.12.2.  Financial assets at fair value through profit or loss

        Financial assets measured at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it has been acquired mainly for the purpose of being sold in the short-term.

2.12.3.  Recognition and measurement

        Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets at amortized cost are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statements of comprehensive income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

        A gain or loss on a debt instrument that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss and presented in the statements of comprehensive income within "financial results, net" in the period in which they arise.

        A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest method.

        The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset carried at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

2.13.  Derivative financial instruments and hedging activities

        Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges markets. The fair values of

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

commodity options are calculated using year-end market rates together with common option pricing models.

        Derivatives are only used for economic hedging purposes and not as speculative investments. The Group's policy is to buy or sell commodity future contracts to reduce volatility, but transactions that may be effective hedges in economic terms may not qualify for hedge accounting under IAS 39. Any derivatives that the Group holds to hedge these exposures are classified as "Fair value through profit or loss" and are shown in a separate line on the face of the combined statements of financial position.

2.14.  Trade and other receivables

        Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables if any. An allowance for trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables, and based on legal counsel reports, post-closing collections, pledges received, and overall financial situation of the debtors.

        The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the combined statements of comprehensive income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statements of comprehensive income.

2.15.  Cash and cash equivalents

        Cash and cash equivalents includes cash on hand, demand deposits held with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.16.  Share Capital

        Molino Cañuelas' ordinary shares are classified in equity and remain registered at their nominal value. Combined entities share capital as of November 30, 2016 and 2015 are classified as retained earnings in the consolidated combined financial statements.

2.17.  Borrowings

        Loans are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statements of comprehensive income during the loan period, using the effective interest method.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.18.  Trade and other payables

        Trade and other payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, whenever the impact of the discounting is significant.

        Accounts payables related to purchases of grains from producers with prices to be fixed are measured by valuing each ton of grain owed at fair value using prices quoted on active grain markets at the end of each year, adjusted by the contractual conditions specified by the Group.

2.19.  Provisions

        Provisions are recognized when the Group has a present legal or assumed obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Changes in provisions as a result of the passing of time are recorded in the combined statements of comprehensive income under "Financial costs".

        The Group bases its provisions on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters.

2.20.  Current and deferred income tax

        The charge for income tax for the year comprises current and deferred tax. Tax is recognized in the combined statements of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case, it is also recognized in equity.

        The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in each country where the combining subsidiaries currently operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

        Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

        Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

        Deferred taxes assets and liabilities are shown netted when there is a legal right to offset current tax assets with current tax liabilities and when the Group has the intention and ability to settle tax balances on a net basis.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

        Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

        The Group is able to control the timing of dividends from its subsidiaries and does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the combined statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

2.20.1.  Tax on minimum presumed income

        The Group determines the tax on minimum presumed income by applying the current 1% tax rate to taxable assets as of the end of each period. This tax complements income tax. The Group's tax liability will be the higher of the two taxes. However, if the tax on minimum presumed income in a fiscal year exceeds the income tax, such excess may be computed as prepayment of any income tax arising that may be generated in the following ten years.

2.21.  Revenue recognition

2.21.1.  Domestic market sales

        The Group's revenue is mainly generated from the sales of goods to consumers and industrial businesses.

        Net sales of products represent the invoiced value of goods, net of trade discounts and allowances, if any. The Group recognizes revenue on sales when the products are delivered and the customers take ownership and assume risk of loss, which is when the products are received by the customer at its or a designated location.

2.21.2.  Export sales

        Delivery terms for export sales are usually FOB (Free on Board) as defined by Incoterms 2010, which are the official rules for the interpretation of trade terms issued by the International Chamber of Commerce. In the event of any discrepancies between trade agreements and Incoterms defined for the operation the terms established in the contracts prevail.

        The Group recognizes revenue on sales when the customers take ownership of the goods and assume risk of loss.

2.21.3.  Revenue from services

        Revenue is recognized at the fair value of the consideration received or receivable in the period when such services have been rendered, and represents the amounts receivable for sales of services, net of discounts. The Group recognizes revenue from services when the amounts can be measured by reliable means and when it is likely that future economic benefits are generated for the entity.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.21.4.  Commercial agreements with distributors, wholesalers and supermarkets

        The Group holds commercial agreements with its customers, distributors, wholesalers and supermarkets that establish discounts, bonuses, and granting of consideration for advertising and promotion activities.

        Payments for services and grants of consideration are recognized when agreed upon promotional activities have taken place and they are recorded as Promotion, advertising, and research expenses in Selling expenses in the statements of comprehensive income. Concepts that do not involve consideration are recognized as a reduction of the sales price.

2.21.5.  Interest

        Interest income on financial transactions is recognized in proportion to time elapsed, using the effective interest rate method.

2.21.6.  Rental of investment property

        Revenue from rental of investment property is recognized in the statements of comprehensive income based on the straight-line method during the lease term.

2.22.  Vegetable oil private compensation

        Private compensation grants related to "Argentina vegetable oil domestic market compensation trust" are deducted from Cost of Sales. There are no unfulfilled conditions or other contingencies attaching to these grants.

        "Argentina vegetable oil domestic market compensation trust" is a private agreement between exporters and domestic market providers of sunflower and soybean oil, flour and related by-products, supervised by the Argentinean government, with the objective of dissociating the effects of fluctuations in international prices of exports from domestic market prices.

2.23.  Earnings per share

        Basic earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year. For the periods presented there were no differences in the weighted-average number of common shares used for basic net earnings per share and there were no financial instruments that could have a dilutive effect. As a result the basic and diluted earnings per share are equal.

2.24.  Dividend distribution

        Cash dividend distribution to the Group's shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.25.  Offsetting financial instruments

        Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

3. Financial Risk Management

        The Group is exposed to various types of risks including market risk (currency risk, commodity price risk and interest rate risk), liquidity risk and credit risk. The Group's overall risk management program focuses on minimizing potential adverse effects on the Group's results resulting from these financial risks. The Group has established a Risk Oversight Committee reporting to the Board of Directors responsible for monitoring these risks on an ongoing basis. The Group's financial assets include cash and cash equivalents, trade receivables, derivatives and other receivables. Financial liabilities include trade payables, loans with financial institutions, derivatives and other payables.

3.1.  Market risk

        Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risks: foreign currency risk, commodity price risk and interest rate risk.

3.1.1.  Foreign currency risk

        Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. The Group's exposure to foreign currency risk is mainly related to its exports and local business impacted by foreign currency because it buys and sells commodities (mainly grains denominated in US dollars). Therefore, the Group's financial assets and liabilities in foreign currency (trade receivables, inventories and debt with financial institutions) mainly relate to those activities. In order to minimize foreign currency risk, the Group seeks to maintain a balanced position between its current assets (including inventories) and current liabilities.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

3. Financial Risk Management (Continued)

        The following tables show the net monetary position of the non-Argentine pesos balances of the Group. Amounts are presented in Argentine pesos for purpose of these tables.

2017—Non Current Net monetary position Assets / (Liabilities)	USD	EUR	BR$	Other currencies	Total
Trade and other receivables, net	2,700	—	10,101	—	12,801
Borrowings (non current)	(11,817,672)	—	—	(26,306)	(11,843,978)

Total Non Current position	(11,814,972)	—	10,101	(26,306)	(11,831,177)

2017—Current Net monetary position Assets / (Liabilities)	USD	EUR	BR$	Other currencies	Total
Cash and cash equivalents	2,028,225	3,691	89,860	14,613	2,136,389
Trade and other receivables, net	816,731	—	165,338	76,685	1,058,754
Trade and other payables	(1,452,949)	—	(210,524)	(61,933)	(1,725,406)
Borrowings	(5,997,937)	—	—	—	(5,997,937)

Net monetary position	(4,605,930)	3,691	44,674	29,365	(4,528,200)
Inventories and biological assets					5,706,420

Total Current position					1,178,220

Total net monetary position					(10,652,957)

2016—Non Current Net monetary position Assets / (Liabilities)	USD	EUR	BR$	Other currencies	Total
Trade and other receivables, net	1,251	—	6,989	—	8,240
Borrowings	(6,234,323)	—		—	(6,234,323)

Total Non Current position	(6,233,072)	—	6,989	—	(6,226,083)

2016—Current Net monetary position Assets / (Liabilities)	USD	EUR	BR$	Other currencies	Total
Cash and cash equivalents	2,295,635	100	38,492	7,031	2,341,258
Trade and other receivables, net	270,804	—	153,266	50,638	474,708
Trade and other payables	(1,215,316)	(68,249)	(63,143)	(87,885)	(1,434,593)
Borrowings	(3,773,031)	—	—	—	(3,773,031)

Net monetary position	(2,421,908)	(68,149)	128,615	(30,216)	(2,391,658)
Inventories					2,482,355

Total Current position					90,697

Total net monetary position					(6,135,386)

        Other currencies include: Bolivianos, Chilean pesos, Chinese yuans and Uruguayan pesos.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

3. Financial Risk Management (Continued)

        At November 30, 2017 a 1% devaluation (revaluation) effect of the Argentine peso, considering all other variables constant, would result in a loss (gain) of $163,110, and $80,433, respectively.

3.1.2.  Commodity Price risk:

        Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. As a result of the Group's activities, its performance is mainly exposed to the volatility of the international prices of soybean, corn, wheat and sunflower. In order to mitigate this risk, the Group i) monitors on a regular basis the commercial position of grains and takes actions to maintain a natural balanced position, and ii) trades (purchase and sale of grains) in forward markets.

        At November 30, 2017 and 2016 a 1% increase (decrease) of the international prices related to soybean, corn, wheat and sunflower considering all other variables constant would be not significant.

3.1.3.  Interest rate risk:

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group manages interest rate risk by i) a balanced mix between fixed and variable loans, ii) balanced mix between foreign and local currency debt and operations with pre-financed exports.

        The analysis at year end is as follows:

	2017	2016
Fixed rate borrowings:
Argentine peso	30,050	223,116
United States dollar	6,547,015	3,942,617

	6,577,065	4,165,733
Variable rate borrowings:
Argentine peso	50,617	148,578
United States dollar	11,268,594	6,064,737
Brazilian reales	26,306	—

	11,345,517	6,213,315

Total borrowings	17,922,582	10,379,048

        During the years ended November 30, 2017 and 2016 an increase (decrease) in 100 basis points in the Libor rate related to the portion of financial liabilities with variable interest rate and considering all other variables constant would result in a loss (gain) of $112,949 and $60,647, respectively.

3.2.  Liquidity Risk

        Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its liabilities. Liquidity risk is monitored periodically by the Risk Oversight Committee by maintaining sufficient cash and credit lines in order to meet the Group's commercial and financial

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

3. Financial Risk Management (Continued)

obligations with suppliers and financial institutions. The Group maintains sufficient readily realizable assets to satisfy its current financial liabilities.

        The Group has assessed its liquidity risk as low since the access to funding sources is reasonably assured and its short-term debt could be repaid or refinanced without any major concerns.

        The tables below analyzes the Group's non-derivative and derivative financial liabilities as of November 30, 2017 and 2016 into relevant maturity groupings based on the remaining period to the contractual maturity date, at the date of the statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

2017	1 year	1 - 2 years	2 - 5 years	> 5 years
Trade and other payables	7,050,748	—	—	—
Borrowings	7,303,038	3,187,943	1,859,121	550,462

	14,353,786	3,187,943	1,859,121	550,462

2016	1 year	1 - 2 years	2 - 5 years	> 5 years
Trade and other payables	6,162,841	189,041	—	—
Derivatives	1,154	—	—	—
Borrowings	4,801,518	1,411,439	4,480,661	1,299,627

	10,965,513	1,600,480	4,480,661	1,299,627

3.3.  Credit risk

        Credit and counterparty risk is the risk of incurring losses as a result of a third party's failure to comply with its obligations. Financial instruments which potentially expose the Group to credit and counterparty risk consist principally of cash and cash equivalents, accounts receivable, advanced payments made to suppliers, derivatives and other receivables. The Group seeks to mitigate its exposure to credit risk by i) placing its cash and cash equivalents with reputable international financial institutions, and monitoring the credit rating scores of such institutions, ii) client diversification and iii) robust credit limit policy and iv) Group's insurance policy with an international credit insurance institution (Compagnie Française d'Assurance pour le Commerce Exterieur—COFACE) for defaulted clients covering 90% of clients' amounts owed to the Group.

        The allowance for doubtful accounts is determined by the analysis of the client's capacity to repay the amounts owed to the Group. As of November 30, 2017 and 2016, the allowance for doubtful accounts represents approximately 1.9% and 1.3% of total trade receivable (Note 11), respectively.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

3. Financial Risk Management (Continued)

        Refer to note 11 for trade receivables aging analysis. Management does not anticipate any material losses as a result of credit risk.

3.4.  Capital Management

        As a fundamental pillar of its strategy, the Group has established a commitment to maintain a conservative financial policy, seeking to maximize the returns to its shareholders and maintaining a solid credit rating and healthy capital ratios to sustain its business.

        Such policy includes amongst others: i) monitoring of changes in macroeconomic variables, ii) funding strategy, iii) funding costs, and iv) potential impact of changes in the funding and liquidity of commercial and operating activities. The Group seeks to maintain a healthy mix of debt and equity that satisfies acceptable level ratios and receiving good credit ratings from international agencies.

        The Group measures the net debt to Total Adjusted Segment EBITDA as one of the main capital management drivers. This ratio allows measuring the financial health of the Group:

Borrowings—Cash and cash equivalents
Total Adjusted Segment EBITDA

        This ratio considers the borrowings net of cash and cash equivalents over Total Adjusted Segment EBITDA. As of November 30, 2017 and 2016 the ratios were as follows:

	2017	2016
Borrowings	17,922,582	10,379,048
Cash and cash equivalents	3,925,721	3,794,667

Net debt	13,996,861	6,584,381

Total Adjusted Segment EBITDA (Note 5)	2,428,518	2,276,759

Net debt/Total Adjusted Segment EBITDA	5.76	2.89

        Management rigorously monitors this ratio on a continuous basis. Future estimates of such ratio are made by the Group as a key factor in its capital allocation strategy.

4. Critical accounting policies, estimates and judgments

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

        The Group has identified the following areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

  (a)
  Critical judgments and estimates involved in the preparation of combined financial statements

        The Group has acquired businesses which were part of larger entities. As such, the Group performed certain carve-out adjustments to reflect the historical financial performance of such acquired businesses in its consolidated combined financial statements as of November 30, 2016, 2015 and 2014. The carve-out adjustments required the Group to perform certain allocations and estimates which were based on the judgments and assumptions of management, and involved subjective judgments as to the determination of reasonable methods of allocation.

        Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on the Group's business, consolidated combined financial position, results of operations, or cash flows.

        In particular, the Group estimated and assumed the attribution of assets and liabilities, revenues and costs, financial liabilities and related interest costs, and taxes.

  •
  The Group identified those assets and liabilities which were relevant to reflect the historical performance of the acquired business in its consolidated combined financial statements. The Group then recognized the identified assets and liabilities in its consolidated combined financial statements even though certain of these identified assets and liabilities were not acquired and/or assumed in the acquisitions. The recognition of assets and liabilities not acquired or assumed in the acquisition is relevant and necessary to reflect the historical financial performance of the acquired business;

  •
  The Group identified the services that benefitted all businesses included in a legal entity. These services included but were not limited to certain information technology, tax, accounting, legal and certain other services of an administrative, selling and general nature. The Group allocated these costs on specific identification basis;

  •
  The Group allocated a portion of the interest cost incurred by the separate legal entities based on a specific identification basis based on the financing needed to run the acquired portions of the businesses. The Group also reflects all of the third party debt and related incurred interest cost the Group assumed in the acquisitions; and

  •
  The Group allocated taxes on a separate return basis.

        The Group applied these methods, assumptions, judgments and estimates on a consistent basis for all of the periods presented in the consolidated combined financial statements.

  (b)
  Carrying value of property, plant and equipment

        The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment does not differ materially from that which would be determined using fair value at the end

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of its judgments, estimates, assumptions or market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

        The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings, warehouses, mills and facilities and grain storage facilities based on a depreciated replacement cost approach and discounted cash flow projections. The Group determines the fair value of its land based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices on less active markets or discounted cash flow projections.

        Property valuation is a significant area of estimation uncertainty. Valuation of property, plant and equipment is a central component of the business. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of different significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

        The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

  •
  Land: the Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable sales of land in the same location to assess appropriateness of the value of its land. Depending on location, prices may range between USD 50 and USD 200 per square meter. As of November 30, 2017, the value of its land is $1,766 million. A 10% increase or decrease in the market price of land could have a significant impact in the revalued amount of its land.

  •
  Industrial buildings, warehouses, mills and facilities, grain storage facilities and machinery: the Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include but are not limited to construction materials, labor cost, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. The construction costs of its industrial buildings and warehouses range between USD 800 and USD 900 per square meter and USD 500 and USD 700 per square meter, respectively, while the construction costs of its

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

    mills and grain storage facilities range between USD 45,000 and USD 60,000 per ton milled or stored. The Group estimates a normal wear and tear for its industrial buildings, warehouses, mills and facilities to be in a range between 30% and 40% of the construction cost of a new asset, on an specific asset identification basis considering its current age and use. As of November 30, 2017, the aggregated value of its buildings, warehouses, mills, facilities and machinery is $12,297 million. A 5% increase or decrease in the construction cost of such assets could have a significant impact in their revalued amounts. A 5% variation in the estimate of normal wear and tear could also have a significant impact in their revalued amounts.

        The Group has not made any material changes to its valuation methodology. Assumptions and estimates were updated to reflect the economic environment.

  (c)
  Impairment testing

        Intangible assets with finite lives and property, plant and equipment are amortized or depreciated over their estimated useful life on a straight line basis. The Group monitors conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. The Group tests these assets for potential impairment whenever management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable. The Group has applied judgment in the identification of the indicators of impairment for property and equipment and intangible assets.

        The Group has determined that there were no indications of impairment for any of the periods presented in its consolidated combined financial statements. Accordingly, the Group has not estimated any recoverable values for its property, plant and equipment and finite life intangible assets.

        As part of the Cargill acquisition, the Group acquired a brand which the Group determined to have an indefinite useful life. The balance of this brand, which amounted to $65 million as of November 30, 2017, is not amortized to expense, instead it is tested for impairment at least annually. The Group performs its annual impairment analysis at the end of the fourth quarter. If events or indicators of impairment occur between annual impairment analyses, the Group performs an impairment analysis of the brand at that date. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant asset. In testing for a potential impairment of this brand, the Group (1) allocated the brand to its "Branded industrial products" cash generating unit to which the acquired brand relates; (2) estimates the recoverable value of this cash generating unit using a discounted cash flow model; (3) compares the recoverable value of the cash generating unit to its carrying value; and (4) if the estimated recoverable value of the cash generating unit is less than the carrying value, the Group must reduce the carrying amount of its cash generating unit to its estimated recoverable amount, and (5) allocate the reduction or impairment loss to the assets in the cash generating unit.

        The process of evaluating the potential impairment of its brand is subjective and requires significant judgment at many points during the analysis, including the identification of its cash generating unit, identification and allocation of the assets and liabilities to the cash generating unit and determination of its recoverable value. In estimating the recoverable value of the cash generating unit for the purposes of its annual or periodic impairment analyses, the Group makes estimates and

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

significant judgments about the future cash flows of that cash generating unit. Its cash flow forecasts are based on assumptions that represent the highest and best use for its cash generating unit.

        The Group employs a discounted cash flow (DCF) model to estimate the value in use of the cash generating unit. This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, terminal year growth rate and cost of capital. Its cash flow models are based on its forecasted results for a period of 5 years. Actual results could differ from its projections. Some assumptions, such as future revenues and costs are company driven and could be affected by a loss of one or more significant contracts or customers; failure to control costs on certain contracts or a decline in demand based on changing economic or regulatory conditions. Changes in external market conditions may affect certain other assumptions, such as the cost of its capital. Market conditions can be volatile and are outside of its control.

        The net cash inflows are discounted at a rate equivalent to the weighted average cost of capital adjusted by an appropriate risk factor. The terminal year growth rate applied for impairment testing in 2017 and the capital cost factors used to discount the expected cash flows are shown in the following table:

Variable	%
Terminal year growth rate	2
Weighted average cost of capital	9

        The Group completed its annual review of indefinite life intangible assets for the year ended November 30, 2017, which indicated that the Group had no impairment of the brand.

        Although the Group believes that the assumptions and estimates utilized are appropriate based on information available to management, changes in assumptions or circumstances could require changes in the analysis. Adverse changes in the assumptions utilized within its indefinite lived intangible asset impairment test could cause a reduction or elimination of excess fair value over carrying value, resulting in potential recognition of impairment.

        The sensitivity analysis for the cash-generating unit to which the brand was allocated was based on a 5% increase in the weighted average cost of capital or a 10% reduction in the long-term growth rate. The Group concluded that no impairment loss would need to be recognized on the brand in the cash-generating unit under these conditions.

  (d)
  Biological assets

        Before harvest, the Group's crops are biological assets. Subsequent to harvest, biological transformation ceases and the harvested crops meet the definition of agricultural produce under IAS 41 "Biological Assets". As prescribed by IAS 41, the Group measures growing crops which have not attained significant biological growth at cost less any impairment losses, which approximates fair value. Capitalized expenses for growing crops include land preparation expenses and other direct production expenses incurred during the sowing period including costs of labor, fuel, seeds, agrochemical and fertilizer, among others. the Group measures biological assets (at initial recognition, when the biological asset has attained significant biological growth, and at each subsequent measurement reporting date) and agricultural produce at the point of harvest at fair value less selling costs. The

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

objective of the fair value model under IAS 41 is to recognize gains and losses arising from such measurements gradually over the asset's life rather than only on sale or realization. IAS 41 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest.

        The Group accounts for agricultural produce after harvest as inventory, as further described below.

        The following table sets forth the way in which the Group values biological assets and agricultural produce for each of its principal products:

	No significant biological growth	Significant biological growth	Agricultural Produce	Manufactured Product
Crops	Crop from planting through approximately 60 days.	Crop, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, etc.)	Flour, oil
Valuation criteria	Cost, which approximates fair value less accumulated impairment losses, if any.	Fair value (using discounted cash flow valuation) less cost to sell.	Net realizable value, except wheat for milling.	Cost

        Gains and losses that arise from measuring biological assets at fair value less selling costs and measuring agricultural produce at the point of harvest at fair value less selling costs are recognized in the statements of comprehensive income in the period in which they arise as "Changes in fair value of biological assets".

        For biological assets where there is neither an active market nor market-determined prices during the growth cycle, the Group determines fair value through the use of discounted cash flow (DCF) valuation techniques. Therefore, the Group generally derives the fair value of its growing biological assets from the expected cash flows of the related agricultural produce. The DCF method requires the input of highly subjective assumptions, including observable and unobservable data. Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. Various factors influence the availability of observable inputs, including, but not limited to, the type of asset and its location, climate changes and the technology used, among others.

        The category of this fair value is level 3. Unobservable inputs are determined based on the best information available, for example, by reference to historical information regarding past practices and results, statistical and agronomical information and other analytical techniques. Changes in the assumptions underlying such subjective inputs can materially affect the fair value estimate and impact the Group results of operations and financial condition from period to period.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

        The DCF method requires the following significant inputs to project revenues and costs:

  •
  Production cycles or number of harvests;

  •
  Production area in hectares;

  •
  Estimated crops yields;

  •
  Estimated costs of harvesting and other costs to be incurred until the crops reach maturity (mainly costs of pesticides, herbicides and spraying);

  •
  Estimated transportation costs;

  •
  Market forward prices; and

  •
  Discount rates.

        In contrast to biological assets whose fair value is generally determined using the DCF method, the Group typically determines the fair value of our agricultural produce at the point of harvest using market prices.

        Market prices used in the DCF model are determined by reference to observable data in the relevant market (e.g. soybean, wheat, etc.). Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated by our agronomic engineers based on several factors, including the location of the farmland, soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group's control, including but not limited to extreme or unusual weather conditions, plagues and other diseases. Discount rates reflect current market assessments of the assets involved and the time value of money.

        All of the key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions, including but not limited to increases or decreases in prices and discount rates used would result in a significant increase or decrease of the fair value of biological assets and significantly impact the Group's statement of comprehensive income. In addition, cash flows are projected over the following year and based on estimated production. Estimates of production in and of themselves depend on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact estimated production and could, therefore, affect estimates of future cash flows used in the assessment of fair value.

        The aggregate gains and losses arising during a period on initial recognition and from the changes in fair value less costs to sell of biological assets is affected by the way the Group treats its harvesting and production costs for accounting purposes. Since IAS 41 does not provide guidance on the treatment of these costs, the Group generally capitalizes all costs directly involved with the management of biological assets. These costs may include labor, planting, fertilizers, agrochemicals, harvesting, irrigation and feeding, among others. Then, the cost of the biological asset is adjusted periodically by the re-measurement of the biological asset at fair value less cost to sell. For example, before significant biological growth is attained, costs and expenses are capitalized as biological assets, and once biological assets reach significant biological growth the Group adjusts biological assets to fair

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

value less cost to sell. Accordingly, capitalized biological assets are adjusted periodically at fair value less cost to sell. At the point of harvest, the Group recognizes the agricultural produce at fair value less cost to sell. The periodic adjustments in fair value less cost to sell reflect period to period gains or losses. After agricultural produce is harvested, the Group may hold it in inventory at net realizable value up to the point of sale, which includes market selling price less direct selling expenses, with changes in net realizable value recognized in the statements of comprehensive income as incurred.

        Based on the foregoing, the gross profit of the Group's agricultural activities are recognized in the item "Changes in the fair value of biological assets". When agricultural products are sold to third parties, the Group does not recognize any additional gain since the profit or loss has already been recognized.

        Non observable data and sensitivity analysis are provided in note 13.

  (e)
  Income taxes

        Significant estimates are made to determine both current and deferred tax liabilities / assets. Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized, based on management's assumptions relating to the amounts and timing of future taxable profits. The Group must then determine the possibility that deferred tax assets will be utilized and offset against future taxable profits. The actual results may differ from these estimates, for instance due to changes in the business climate, changed tax legislation, or the outcome of the final review by tax authorities and tax courts of tax returns.

        The amount of income tax the Group pays is subject to evaluation of assessment proceedings by income tax authorities, which may result in adjustments to its carried forward tax losses. Its estimate of the potential outcome for any uncertain tax issue is highly judgmental. During the corporate reorganization significant judgment was required in determining the overall provision for income taxes. There were many transactions and calculations for which the ultimate tax determination is uncertain, including the consideration in the tax base of the intangible tax asset for $ 3,273 million due to the "non-compete agreement" signed with CAGSA, which resulted in the recording of a deferred tax asset of $ 1,146 million and whose deduction results in a reduction of $ 229 million in the amount of current tax liabilities for the year ended in November 2017. Based on current legislation and the opinions of its external advisors, the Group considers that it is highly probable support its deductibility and believes it has adequately provided for any reasonably foreseeable outcome related to these matters. However, its future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, tax examinations are closed or when statutes of limitation on potential assessments expire. As a result, the effective tax rate is subject to significant fluctuations.

        Factors affecting the tax charge in future years are principally a devaluation in subsidiaries with dollar as a functional currency, an increase in non-taxable income and related expenses or any gain on acquisition of businesses.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

  (f)
  Business combinations—purchase price allocation

        The Group accounts for business combinations under the provisions of International Financial Reporting Standard 3 ("IFRS 3"), Business Combinations, which requires that the purchase method of accounting be used for all business combinations. Assets acquired and liabilities assumed are recorded at the date of acquisition at their respective fair values, with some exceptions. Non-controlling interests can be measured at either fair value or the present ownership interests' proportionate share of the acquiree's net identifiable assets. IFRS 3 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Otherwise, a gain on bargain purchase occurs where the consideration, the non-controlling interest and the previously held interest are less than the fair value of the net identifiable assets. A bargain purchase represents an economic gain, which should be immediately recognized in profit or loss. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred.

        On August 31, 2016, the Group completed the acquisition of the Cargill's mill operations. The estimated fair value of net assets acquired, including the allocation of the fair value to identifiable assets and liabilities, was determined using all available information to make these fair value determinations, including independent appraisals. The estimated fair value of the net assets acquired was determined using the income approach to valuation based on the discounted cash flow method. Under this method, expected future cash flows of the business on a stand-alone basis are discounted back to a present value. The discounted cash flow valuation method requires the use of assumptions, the most significant of which include: future revenue growth, future earnings before interest, depreciation and amortization, terminal value growth rate, weighted average cost of capital and discount rate.

        The estimated fair value of identifiable intangible assets, consisting of customer relationships and brands acquired were determined using the income approach method and relief of royalty method, respectively. The acquisition resulted in the recognition of a bargain purchase gain of $1,084 million.

        The income approach method used to value customer relationships requires the use of assumptions, the most significant of which include: the remaining useful life, expected revenue, survivor curve, earnings before interest and tax margins, marginal tax rate, contributory asset charges, weighted average cost of capital and discount rate.

        The most significant assumptions under the relief of royalty method used to value brands include: estimated remaining useful life, expected revenue, royalty rate, tax rate, weighted average cost of capital and discount rate.

        Management has developed these assumptions on the basis of historical knowledge of the business and projected financial information of the Company. These assumptions may vary based on future events, perceptions of different market participants and other factors outside the control of management, and such variations may be significant to estimated values.

        The sensitivity analysis for the discounted cash flows was based on a 10% reduction in future cash flows, a 5% increase in the discount rate or a 10% reduction in the long-term growth rate. Those increases/decreases in isolation would have decreased the amount of the bargain purchase gain in $(80) million, $(140) million and $(40) million, respectively.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information

        IFRS 8 "Operating Segments" requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and to assess performance. The amounts reported for each segment item are the measure reported to the CODM for these purposes. The Group's Executive Committee is responsible for measuring and steering the business success of the segments and is considered the CODM with the meaning of IFRS 8.

        The Group has three reportable operating segments, which are organized based upon similar economic characteristics and are similar in nature of products offered and production processes, the type and class of customer and distribution methods, as follows:

  •
  Retail Products segment: includes the production and sale of value-added grain and flour-based products to consumers through distribution networks involving both large supermarkets, wholesalers and other third-party distributors and smaller points of sale such as gas stations, convenience stores and fast food restaurants. The products include vegetable oil, flour, biscuits, cookies and crackers, pasta, ready mixed flour, bread crumbs and frozen foods.

  •
  Branded Industrial Products segment: consists of the production and sale of primary food products for industrial use. Products include wheat flour, soybean flour and other milled grains as well as animal feed sub-products. It also includes the Groups' packaging production operations which fulfill all of the packaging needs of the Retail Products segment as well as certain packaging production needs of other companies.

  •
  Agro-Services and Sustainable Sourcing segment: includes the purchase or acquisition of grains for cash or received in payment for goods and services, and the sorting, storage, drying and conditioning, transport and sale of agricultural commodities and commodity products. This segment sources primary agricultural food products to the Branded Industrial Products segment, and also provides farmers with a variety of products and services in exchange for primary food products. It also includes port operations at Las Palmas port and other logistics activities.

5.1   Segment results information

        During the last quarter of this fiscal year, the Group has changed the segment information's presentation, for a better alignment with the financial information regularly reviewed by the CODM which is in accordance to the current business vision. These changes affected the Agro-services and Sustainable Sourcing segment. This segment includes the purchase of grain to be used in the production process of Branded Industrial Products and Retail Products segments. The grain portion, which is not used in that production process, is sold to third parties (pass-through grain sales). These sales to third parties are considered as cost recovery in the information reviewed by the CODM and presented as cost of sales instead of net sales.

        Prior segment information has been retroactively adjusted to reflect these changes.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

Definition of Adjusted Segment EBITDA

        Adjusted Segment EBITDA and Total Adjusted Segment EBITDA refer to earnings (profit or loss for the year) before interest expense, financial income, foreign exchange differences, income taxes, and depreciation and amortization, further adjusted to exclude certain items that are not consider part of the Group's core operating results. Such adjustments may include bargain purchase gains and goodwill impairment charges. The Group believes its presentation of Adjusted Segment EBITDA is useful to management in understanding its segments' operating and financial performance, to identify trends affecting the business, and in making strategic business decisions.

        Total Adjusted Segment EBITDA refers to the sum of Adjusted Segment EBITDA for all segments.

        The following tables present information with respect to the Group's reportable segments for the years ended November 30, 2017, 2016 and 2015:

Nov 30, 2017	Agro- services and Sustainable Sourcing	Branded Industrial Products	Retail Products	Intersegment eliminations	Total
Net Sales to third parties	6,844,547	8,866,709	5,165,343	—	20,876,599
Intersegment sales	6,466,991	1,614,058	—	(8,081,049)	—

Net Sales	13,311,538	10,480,767	5,165,343	(8,081,049)	20,876,599
Cost of sales (exclusive of depreciation and amortization)	(11,334,015)	(7,448,982)	(3,347,894)	8,081,049	(14,049,842)
Changes in fair value of biological assets	194,262	—	—		194,262
Depreciation & Amortization	(63,146)	(295,831)	(228,444)		(587,421)

Margin before Operating Expenses	2,108,639	2,735,954	1,589,005		6,433,598
Selling expenses	(845,086)	(1,895,152)	(768,998)		(3,509,236)
Administrative expenses	(424,614)	(408,034)	(276,669)		(1,109,317)
Other operating income, net	(926)	21,411	—		20,485

Results from Operations before Financing and Taxation	838,013	454,179	543,338		1,835,530
Depreciation & Amortization	63,146	300,829	229,013		592,988

Adjusted Segment EBITDA	901,159	755,008	772,351

Total Adjusted Segment EBITDA					2,428,518

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

Nov 30, 2016	Agro- services and Sustainable Sourcing	Branded Industrial Products	Retail Products	Intersegment eliminations	Total
Net Sales to third parties	7,957,749	11,281,549	3,717,638	—	22,956,936
Intersegment sales	5,965,898	1,456,850	—	(7,422,748)	—

Net Sales	13,923,647	12,738,399	3,717,638	(7,422,748)	22,956,936
Cost of sales (exclusive of depreciation and amortization)	(12,069,917)	(8,548,133)	(2,269,338)	7,422,748	(15,464,640)
Depreciation & Amortization	(27,267)	(179,954)	(49,462)		(256,683)

Margin before Operating Expenses	1,826,463	4,010,312	1,398,838		7,235,613
Selling expenses	(1,117,284)	(2,763,449)	(537,739)		(4,418,472)
Administrative expenses	(179,328)	(305,340)	(342,619)		(827,287)
Other operating income, net	282	10,600	—		10,882

Results from Operations before Financing and Taxation	530,133	952,123	518,480		2,000,736
Depreciation & Amortization	40,417	185,293	50,313		276,023

Adjusted Segment EBITDA	570,550	1,137,416	568,793

Total Adjusted Segment EBITDA					2,276,759

Nov 30, 2015	Agro- services and Sustainable Sourcing	Branded Industrial Products	Retail Products	Intersegment eliminations	Total
Net Sales to third parties	3,085,951	10,033,966	2,460,545	—	15,580,462
Intersegment sales	4,750,189	816,265	—	(5,566,454)	—

Net Sales	7,836,140	10,850,231	2,460,545	(5,566,454)	15,580,462
Cost of sales (exclusive of depreciation and amortization)	(6,413,494)	(7,939,357)	(1,688,684)	5,566,454	(10,475,081)
Depreciation & Amortization	(16,590)	(64,274)	(79,087)		(159,951)

Margin before Operating Expenses	1,406,056	2,846,600	692,774		4,945,430
Selling expenses	(812,502)	(2,327,954)	(406,531)		(3,546,987)
Administrative expenses	(89,912)	(272,404)	(148,289)		(510,605)
Other operating income, net	4,254	20,861	2,522		27,637

Results from Operations before Financing and Taxation	507,896	267,103	140,476		915,475
Depreciation & Amortization	26,747	70,620	79,774		177,141

Adjusted Segment EBITDA	534,643	337,723	220,250

Total Adjusted Segment EBITDA					1,092,616

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

        The following tables present a reconciliation between total segment reporting and statement of comprehensive income as of November 30, 2017, 2016 and 2015:

Nov 30, 2017	Total segment reporting	Pass- through grain sales	As per statement of comprehensive income
Net Sales to third parties	20,876,599	6,907,308	27,783,907

Net Sales	20,876,599		27,783,907
Cost of sales (exclusive of depreciation and amortization)	(14,049,842)	(6,907,308)	(20,957,150)
Depreciation & Amortization	(587,421)		(587,421)

Cost of Sales	(14,637,263)		(21,544,571)
Changes in fair value of biological assets	194,262		194,262

Margin before Operating Expenses	6,433,598	—	6,433,598

Selling expenses	(3,509,236)		(3,509,236)
Administrative expenses	(1,109,317)		(1,109,317)
Other operating income, net	20,485		20,485

Results from Operations before Financing and Taxation	1,835,530		1,835,530
Depreciation & Amortization	592,988		592,988

Total Adjusted Segment EBITDA	2,428,518		2,428,518

Nov 30, 2016	Total segment reporting	Pass- through grain sales	As per statement of comprehensive income
Net Sales to third parties	22,956,936	9,360,764	32,317,700

Net Sales	22,956,936		32,317,700
Cost of sales (exclusive of depreciation and amortization)	(15,464,640)	(9,360,764)	(24,825,404)
Depreciation & Amortization	(256,683)		(256,683)

Cost of Sales	(15,721,323)		(25,082,087)

Margin before Operating Expenses	7,235,613	—	7,235,613

Selling expenses	(4,418,472)		(4,418,472)
Administrative expenses	(827,287)		(827,287)
Other operating income, net	10,882		10,882

Results from Operations before Financing and Taxation	2,000,736		2,000,736
Depreciation & Amortization	276,023		276,023

Total Adjusted Segment EBITDA	2,276,759		2,276,759

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

Nov 30, 2015	Total segment reporting	Pass- through grain sales	As per statement of comprehensive income
Net Sales to third parties	15,580,462	6,553,930	22,134,392

Net Sales	15,580,462		22,134,392
Cost of sales (exclusive of depreciation and amortization)	(10,475,081)	(6,553,930)	(17,029,011)
Depreciation & Amortization	(159,951)		(159,951)

Cost of Sales	(10,635,032)		(17,188,962)

Margin before Operating Expenses	4,945,430	—	4,945,430

Selling expenses	(3,546,987)		(3,546,987)
Administrative expenses	(510,605)		(510,605)
Other operating income, net	27,637		27,637

Results from Operations before Financing and Taxation	915,475		915,475
Depreciation & Amortization	177,141		177,141

Total Adjusted Segment EBITDA	1,092,616		1,092,616

        Reconciliation of (Loss) / Profit for the year to Total Adjusted Segment EBITDA, for the years ended November 30, 2017, 2016 and 2015 is the following:

	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
(Loss)/Profit for the Year	(250,962)	864,382	11,931
Income tax	(140,140)	25,263	48,173

Profit Before Income Tax	(391,102)	889,645	60,104
Gain on acquisition of businesses	—	(1,084,327)	—
Depreciation & Amortization	592,988	276,023	177,141
Financial income	(192,033)	(323,429)	(230,221)
Financial costs	1,121,121	1,070,446	687,128
Exchange differences, net	1,297,544	1,448,401	398,464

Total Adjusted Segment EBITDA	2,428,518	2,276,759	1,092,616

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

5.2   Segment assets information

        Following are the assets assigned to the Group's business segments as of November 30, 2017 and 2016:

Nov 30, 2017	Agro-services and sustainable sourcing	Branded industrial products	Retail products	Total
Inventories	3,581,522	1,461,781	144,257	5,187,560
Biological assets	518,860	—	—	518,860
Property, plant and equipment	1,987,842	6,972,435	6,065,492	15,025,769
Intangible assets	1,896	93,089	97	95,082

Total	6,090,120	8,527,305	6,209,846	20,827,271

Nov 30, 2016	Agro-services and sustainable sourcing	Branded industrial products	Retail products	Total
Inventories	1,079,546	967,602	443,537	2,490,685
Property, plant and equipment	1,651,868	5,652,299	4,410,454	11,714,621
Intangible assets	4,882	109,589	—	114,471

Total	2,736,296	6,729,490	4,853,991	14,319,777

        Revenue by destination country for the years ended November 30, 2017, 2016 and 2015 is the following:

	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Argentina	19,595,561	20,342,731	13,040,742
Bolivia	793,138	380,539	188,104
Brazil	1,466,935	1,055,966	809,093
Chile	321,081	155,402	422,897
Uruguay	597,930	506,283	446,201
Rest of America	299,980	320,679	210,305
Australia	—	20,227	24
Africa	1,439,546	2,092,890	1,386,042
China	1,110,926	1,681,601	714,168
Rest of Asia	1,171,025	4,035,811	3,585,546
Middle East	493,651	414,302	523,974
Europe	494,134	1,311,269	807,296

Total	27,783,907	32,317,700	22,134,392

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

        Total Property, plant and equipment, Investment property, and Intangible assets, included in non-current Assets, located in Argentina, the Group's country of domicile, and in all foreign countries in which the entity holds assets for the years ended November 30, 2017 and 2016 is the following:

	Nov 30, 2017	Nov 30, 2016
Argentina	14,051,848	11,030,254
Bolivia	319	381
Brazil	54,274	18,889
Chile	386	270
Uruguay	1,014,024	833,792

Total	15,120,851	11,883,586

        Reconciliation of the above non-current assets by geography to Total Non-current Assets for the years ended November 30, 2017 and 2016 is the following:

	Nov 30, 2017	Nov 30, 2016
Non current assets by geography	15,120,851	11,883,586
Deferred income tax assets	37,357	34,350
Other investments	—	15
Other receivables, net	14,307	359,790

Total Non-current Assets	15,172,515	12,277,741

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

6. Property, plant and equipment, net

        Changes in property, plant and equipment for the years ended November 30, 2017 and 2016 were as follows:

	Furniture and Equipment	Machinery	Vehicles	Land, Buildings and Facilities	Spare parts	Construction in Progress	Total
At November 30, 2016
Opening net book amount	26,113	1,823,303	23,113	3,238,359	1,154	236,633	5,348,675
Additions	9,232	78,002	28,165	112,984	—	1,056,459	1,284,842
Acquisition of businesses (Note 29.3)	—	916,632	4,532	1,214,849	—	—	2,136,013
Reclassifications, net	11,840	83,612	—	68,630	—	(164,082)	—
Reclassifications from Investment Property	—	—	—	24,698	—	—	24,698
Disposals, net	(46)	(15,924)	(1,724)	(5,189)	—	—	(22,883)
Revaluation	—	1,051,010	—	1,878,973	—	—	2,929,983
Currency conversion	3,009	131,159	2,998	130,764	—	10,859	278,789
Depreciation charge	(14,427)	(120,741)	(9,386)	(120,942)	—	—	(265,496)

Closing net book amount	35,721	3,947,053	47,698	6,543,126	1,154	1,139,869	11,714,621

At November 30, 2016
Cost	99,386	3,947,053	85,070	6,543,126	1,154	1,139,869	11,815,658
Accumulated depreciation	(63,665)	—	(37,372)	—	—	—	(101,037)

Net book amount	35,721	3,947,053	47,698	6,543,126	1,154	1,139,869	11,714,621

At November 30, 2017
Opening net book amount	35,721	3,947,053	47,698	6,543,126	1,154	1,139,869	11,714,621
Additions	9,636	41,666	15,709	18,077	—	881,890	966,978
Reclassifications, net	3,973	707,929	—	418,549	—	(1,130,451)	—
Reclassification from Investment property	—	—	—	1,063	—	—	1,063
Disposals, net	(5,196)	(53,420)	(18,735)	(202,522)	—	(17,429)	(297,302)
Revaluation	—	1,573,845	—	1,561,255	—	—	3,135,100
Currency conversion	507	32,884	730	25,044	—	19,236	78,401
Depreciation charge	(11,730)	(363,698)	(9,567)	(188,097)	—	—	(573,092)

Closing net book amount	32,911	5,886,259	35,835	8,176,495	1,154	893,115	15,025,769

At November 30, 2017
Cost	109,628	5,886,259	81,562	8,176,495	1,154	893,115	15,148,213
Accumulated depreciation	(76,717)	—	(45,727)	—	—	—	(122,444)

Net book amount	32,911	5,886,259	35,835	8,176,495	1,154	893,115	15,025,769

  Revaluation of Property, plant and equipment

        The Group obtains independent valuations for its land, buildings, installations and machinery (classified as property, plant and equipment) at least annually.

        At least at the end of each reporting year the Directors update their assessment of the fair value of each item of property, plant and equipment, taking into account the most recent independent valuations. Valuations were performed at November 30, 2017 and 2016. The Directors determine the property, plant and equipment's value within a range of reasonable fair value estimates.

        All resulting fair value estimates for properties are included in level 3. An explanation of each level is provided in Note 9.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

6. Property, plant and equipment, net (Continued)

        Following are the carrying amounts that would have been recognized had the assets been carried under the cost model.

Class of property	Revalued amount	Cost
Nov 30, 2017
Land, Buildings and Facilities	8,176,495	2,235,497
Machinery	5,886,259	1,746,953
Nov 30, 2016
Land, Buildings and Facilities	6,543,126	1,432,702
Machinery	3,947,053	1,722,121

7. Investment property

        Investment property consists primarily of land owned for appreciation. Changes in the Group's investment property for the years ended November 30, 2017 and 2016 were as follows:

	Nov 30, 2017	Nov 30, 2016
At beginning of year	54,494	72,626
Additions	1,000	6,100
Reclassification to property, plant and equipment	(1,063)	(24,698)
Disposals	(54,478)	—
Currency conversion	47	466

At end of year	—	54,494

        Reclassification to Property, plant and equipment corresponds to certain properties previously classified in this category that the Group has decided to use. The Group has disposed of its Investment property in 2017 in exchange for the acquisition of Cañuelas Pack's business.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

8. Intangible assets, net

        Changes in intangible assets for the years ended November 30, 2017 and 2016 were as follows:

	Brands and Patents	Software	Customer contracts	Product development	Total
At November 30, 2016
Opening net book amount	6,653	6,966	—	740	14,359
Additions	12	1,623	—	844	2,479
Acquisition of businesses	65,418	—	41,176	—	106,594
Disposals	(198)	—	—	—	(198)
Currency conversion	669	1,095	—	—	1,764
Amortization charge	(3,246)	(3,177)	(3,704)	(400)	(10,527)

Closing net book amount	69,308	6,507	37,472	1,184	114,471
At November 30, 2016
Cost	92,738	17,219	41,176	5,326	156,459
Accumulated amortization	(23,430)	(10,712)	(3,704)	(4,142)	(41,988)

Net book amount	69,308	6,507	37,472	1,184	114,471

At November 30, 2017
Opening net book amount	69,308	6,507	37,472	1,184	114,471
Additions	178	4,002	—	1,128	5,308
Disposals	—	(4,922)	—	—	(4,922)
Currency conversion	7	114	—	—	121
Amortization charge	(1,449)	(3,209)	(14,645)	(593)	(19,896)

Closing net book amount	68,044	2,492	22,827	1,719	95,082
At November 30, 2017
Cost	94,679	9,632	41,176	6,453	151,940
Accumulated amortization	(26,635)	(7,140)	(18,349)	(4,734)	(56,858)

Net book amount	68,044	2,492	22,827	1,719	95,082

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

9. Financial assets at fair value

        The following tables shows the carrying amounts of financial assets and financial liabilities by category of financial instrument, as required by IFRS 13 and IFRS 7 for the years ended on November 30, 2017 and 2016.

		At fair value
At November 30, 2017	At amortized cost	Through profit or loss	Total	Non-financial Items	Total
Assets as per statement of financial position
Other receivables	186,373	—	186,373	1,841,843	2,028,216
Trade receivables	2,723,687	—	2,723,687	—	2,723,687
Derivatives	—	10,131	10,131	—	10,131
Cash and cash equivalents	3,109,553	816,168	3,925,721	—	3,925,721

Total	6,019,613	826,299	6,845,912	1,841,843	8,687,755

Liabilities as per statement of financial position
Borrowings	17,922,582	—	17,922,582	—	17,922,582
Trade and other accounts payable	4,915,264	2,135,482	7,050,746	1,091,284	8,142,030

Total	22,837,846	2,135,482	24,973,328	1,091,284	26,064,612

		At fair value
At November 30, 2016	At amortized cost	Through profit or loss	Total	Non-financial Items	Total
Assets as per statement of financial position
Other receivables	51,244	—	51,244	1,434,872	1,486,116
Trade receivables	5,592,599	—	5,592,599	—	5,592,599
Other investments	15	—	15	—	15
Derivatives	—	315,164	315,164	—	315,164
Cash and cash equivalents	3,564,103	230,564	3,794,667	—	3,794,667

Total	9,207,961	545,728	9,753,689	1,434,872	11,188,561

Liabilities as per statement of financial position
Borrowings	10,379,048	—	10,379,048	—	10,379,048
Derivatives	—	1,154	1,154	—	1,154
Trade and other accounts payable	3,834,569	2,515,849	6,350,418	448,168	6,798,586

Total	14,213,617	2,517,003	16,730,620	448,168	17,178,788

        Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

9. Financial assets at fair value (Continued)

  Determining fair values—Financial and non-financial and Liabilities

        IFRS 13 defines the fair value of a financial instrument as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the "economic investment class". The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

        Level 1: valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis.

        Level 2: financial instruments are valued using models based on observable market data.

        Level 3: uses valuation techniques not based on inputs observable in the market, insofar as no observable market data are available. The inputs used reflect the Group's assumptions regarding the factors which market participants would consider in their pricing.

At November 30, 2017	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	816,168	—	—	816,168
Derivatives	10,131	—	—	10,131
Inventories	—	2,173,240	—	2,173,240
Biological Assets	—	—	518,860	518,860

Total	826,299	2,173,240	518,860	3,518,399

Liabilities
Trade and other accounts payable	—	2,135,482	—	2,135,482

Total	—	2,135,482	—	2,135,482

At November 30, 2016	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	230,564	—	—	230,564
Derivatives	315,164	—	—	315,164

Total	545,728	—	—	545,728

Liabilities
Derivatives	1,154	—	—	1,154
Trade and other accounts payable	—	2,515,849	—	2,515,849

Total	1,154	2,515,849	—	2,517,003

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

9. Financial assets at fair value (Continued)

        Cash and cash equivalents includes mutual funds valued based on unadjusted quoted prices in active markets. Qualify as Level 1.

        Derivatives:    commodity future contracts are valued based on quoted prices in active grain markets. Qualify as Level 1.

        Trade and other accounts payable:    includes purchases of grains from producers with open prices. These liabilities are measured by valuing each ton of grain owed at fair value using prices quoted on active grain markets at the end of each year, adjusted by the contractual conditions specified by the Group. Qualify as Level 2.

        Inventories:    Inventory value at November 30, 2017 includes 2,173,240 of commodities (wheat and corn) acquired with the purpose of re-selling in the near future and carried at fair value less cost to sell

        Biological assets:    See details in note 13

10. Derivatives

        Derivatives are only used for economic hedging purposes and not as speculative investments. The derivatives do not meet hedging criteria and they are classified as "fair value through profit or loss" for accounting purposes. The Group has the following derivative financial instruments:

	Nov 30, 2017	Nov 30, 2016
Current assets:
Commodity future contracts	10,131	315,164
Current liabilities:
Commodity future contracts	—	1,154

11. Trade and other receivables, net

Trade receivables	Nov 30, 2017	Nov 30, 2016
Current
Third party receivables	2,570,366	4,559,893
Notes receivable	111,215	740,981
Related party (Note 28)	67,498	18
Discounted notes	—	332,009
Non-performing receivables	32,443	31,757
Less: allowance for doubtful accounts	(57,835)	(72,059)

Total current trade receivables	2,723,687	5,592,599

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

11. Trade and other receivables, net (Continued)

Other receivables	Nov 30, 2017	Nov 30, 2016
Non-Current
Related party (Note 28)	2,700	122,500
Income tax related credits	—	200,762
Other	11,607	36,528

Total non-current Other receivables	14,307	359,790

Current
Advances to suppliers	95,773	75,331
Employee loans and advances	16,766	5,191
Income tax related credits	406,889	208,568
Other tax credits	1,087,547	556,263
Export refunds	1,758	22,676
Shareholders (Note 28)	—	35,886
Directors (Note 28)	45,109	33,190
Related party (Note 28)	167,068	10,026
Compensations receivable	—	44,256
Grain future market guaranties	18,979	22,071
Prepaid expenses and other receivables	174,020	112,868

Total current Other receivables	2,013,909	1,126,326

        Prepaid expenses and other receivables include $64,758 corresponding to expenses related to the IPO.

        The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current other receivables approximate their carrying amount, as the impact of discounting is not significant.

        The carrying amounts of the trade receivables include discounted notes which were subject to a factoring arrangement. Under this arrangement, the Group has transferred the relevant receivables to the financial institution in exchange for cash. However, the Group has retained late payment and credit risk. The Group therefore continues to recognize the transferred assets in their entirety in its balance sheet.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

11. Trade and other receivables, net (Continued)

        The carrying amounts of the Group's trade and other receivables are denominated in the following currencies, expressed in Argentine pesos:

	Nov 30, 2017	Nov 30, 2016
Argentine pesos	3,680,348	6,595,767
Bolivianos	14,055	2,208
Brazilian reales	175,439	160,255
Chilean pesos	15,609	18,858
Uruguayan pesos	47,021	29,572
US Dollars	819,431	272,055

Total	4,751,903	7,078,715

        The Group recognizes an allowance for doubtful accounts receivable when there is objective evidence that it will not be able to collect all amounts due according to the original terms of the receivables. Management considers all available evidence in determining when a receivable is impaired, including delinquency in payments, aging of accounts, historic loss experience, customers' creditworthiness and changes in payment habits. Receivables not due may be provisioned if specific analysis indicates a potential impairment.

        The following is the detail of the changes in the balances of the provision for doubtful accounts:

	Nov 30, 2017	Nov 30, 2016
Beginning balance	72,059	41,808
Increases	9,285	21,002
Recoveries	(6,866)	(2,640)
Effects of reorganization	(20,460)	—
Effect of foreign exchange conversion	3,817	11,889

Total accrued	57,835	72,059

        The following is the aging of the not-accrued and accrued past due receivables at November 30, 2017 and 2016:

	Nov 30, 2017	Nov 30, 2016
Three to six months	181,598	37,130
Six to twelve months	88,472	10,213
More than one year	12,319	9,288

Total past due—not accrued	282,389	56,631

Up to three months	—	1,383
Three to six months	18	442
Six to twelve months	1,602	6,952
More than one year	56,215	63,282

Total accrued	57,835	72,059

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

12. Inventories

        The following table provides a breakdown of inventories

	Nov 30, 2017	Nov 30, 2016
Raw material	3,272,338	487,183
Finished goods	1,492,317	1,721,175
Packaging and other supplies	324,257	262,404
Imports in transit	94,935	11,593
Materials and supplies	3,713	8,330

Total	5,187,560	2,490,685

        During the year ended November 30, 2017 the Group have segregated the Agro-services and Sustainable Sourcing's raw material acquired for re-selling purpose and acquired for intersegment sale purpose.

        Inventory value at November 30, 2017 includes $2,173,240 of commodities (wheat and corn) acquired with the purpose of re-selling in the near future and carried at fair value less cost to sell. The resulting profit from fluctuations in price recorded as a reduction to Cost of sales amounts to $207,130 in 2017. The Group has no material obsolescence reserves of inventory recorded as of November 30, 2017 and 2016.

13. Biological assets

        Biological assets comprises growing crops fields, including wheat, sunflower, soybean and corn, used at industrial processing or for sale. The sowing were made under the form of associated seeding with customers and owners of the crop fields in which the Group provides products, labor, harvest services, carried out transportation and others services.

        Before harvest, the Group's crops are biological assets. Subsequent to harvest, biological transformation ceases and the harvested crops meet the definition of agricultural produce under IAS 41 "Biological Assets." As prescribed by IAS 41, the Group measures growing crops which have not attained significant biological growth at cost less any impairment losses, which approximates fair value. Capitalized expenses for growing crops include land preparation expenses and other direct production expenses incurred during the sowing period including costs of labor, fuel, seeds, agrochemical and fertilizer, among others. The Group measures biological assets (at initial recognition, when the biological asset has attained significant biological growth, and at each subsequent measurement reporting date) and agricultural produce at the point of harvest at fair value less selling costs. The objective of the fair value model under IAS 41 is to recognize gains and losses arising from such measurements gradually over the asset's life rather than only on sale or realization. IAS 41 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest.

        The difference between the fair value of biological products (wheat, sunflower, soybean and corn) and their production costs are included in "Changes in the fair value of biological assets" of the

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

13. Biological assets (Continued)

statement of comprehensive income. All resulting fair value estimates for biological assets are included in level 3. An explanation of each level is provided in Note 9.

        Evolution of the biological assets as of November 3o, 2017:

Nov 30, 2017
Total at November 30, 2016	—
Initial recognition	324,598
Changes in fair value	194,262

Total at November 30, 2017	518,860

        Non observable data used on the fair value pricing are:

	Kgs / Ha
Crop	Max yield	Min yield
Corn	9,000	5,400
Cotton	2,700	2,538
Soybean	3,995	2,574
Wheat	6,588	1,080
Barley	6,264	3,780
Sunflower	3,240	2,700

		Expected harvest (Tons)
Crop	Total seeded hectares	Total	Proportion of the Group	Price (USD)
Cotton	14,296	37,634	18,817	1,750
Barley	3,289	16,233	1,437	175
Sunflower	399	1,120	494	290
Corn	68,325	511,153	197,025	150
Soy	106,612	346,660	142,515	267
Sorghum	4,012	16,944	7,708	150
Candeal wheat	3,002	14,214	4,791	216
Wheat Bread	9,791	39,474	16,828	161
Proteo Wheat	271	732	682	190
Soft Wheat	113	365	365	244
Triticale	105	226	226	244
Others	5,544	42,870

Totals	215,759	1,027,625	390,888

        Expected harvest of biological assets without significant growth: 143,837

        Expected harvest of biological assets with significant growth: 247,051

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

13. Biological assets (Continued)

Sensitivity analysis

        An increase (decrease) of 5% in the estimated prices or estimated yields, considering all other variables constant, would result in an increase (decrease) of $ 40,502 in the fair value of the biological assets.

Joint Operation

        During the last quarter of the fiscal year 2017, the Group acquired participations in 35 agricultural seeding arrangements in Argentina from CAGSA for an amount of AR$325 million. Those arrangements are unstructured through separate vehicles and were signed with third parties entities, for agricultural fields comprised of approximately 215,000 hectares of crops including wheat, sorghum, soy, cotton and corn where the Group owns 38% of this production. These arrangements have been classified as joint operation.

        For the year ended November 30, 2017 the Company's proportionate share of biological assets was $519 million and the impact in result was $ 194 million in Changes in fair value line.

14. Cash and cash equivalents

	Nov 30, 2017	Nov 30, 2016
Cash	6,581	2,909
Cash in banks	3,016,096	2,878,206
Temporary investments	903,044	913,552

Total	3,925,721	3,794,667

        Temporary investments consist of highly liquid short term investments in fixed term deposits and mutual funds.

        The carrying amount of the Group's cash and cash equivalents is denominated in the following currencies, expressed in Argentina pesos:

	Nov 30, 2017	Nov 30, 2016
Argentine pesos	1,789,332	1,453,409
Chilean pesos	1,618	2,783
Bolivianos	11,131	1,051
Chinese Yuan	227	244
Euros	3,691	100
US Dollars	2,028,225	2,295,635
Brazilian reales	89,860	38,492
Uruguayan pesos	1,637	2,953

Total	3,925,721	3,794,667

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

15. Legal and other reserves

        According to the laws of Argentina, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses.

        In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.

16. Borrowings

        As of November 30, 2017 and 2016 the Group's financial liabilities amounted to:

Non current	Nov 30, 2017	Nov 30, 2016
Bank borrowings	11,712,440	6,208,904
Obligations under finance leases	170,805	25,419

Total	11,883,245	6,234,323

Current	Nov 30, 2017	Nov 30, 2016
Bank borrowings	6,004,393	3,945,596
Discounted notes	—	184,506
Obligations under finance leases	34,944	14,623

Total	6,039,337	4,144,725

Total Borrowings	17,922,582	10,379,048

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

        The following table provides information on the main bank borrowings:

			Amount
					Amount due
	Borrowing date	Maturity date	In borrowing currency
Bank					Nov 30, 2017	Nov 30, 2016
ABN AMRO Bank	10/11/16	07/07/17	USD	25,000	—	399,956
ABN AMRO Bank	05/05/17	05/06/20	USD	25,000	434,627	—
BAF LATAM Credit Fund	05/30/17	05/20/19	USD	55,000	951,775	—
Bankinter	11/18/16	11/17/19	USD	15,000	260,228	238,020
BICE	11/07/16	11/07/24	USD	12,000	208,591	—
BICE	07/14/17	01/10/18	USD	5,000	87,015	—
Bladex	11/08/16	02/28/17	USD	10,000	—	159,108
Bladex	11/10/16	02/28/17	USD	10,000	—	159,069
Bradesco	04/11/17	04/06/18	USD	10,000	177,081	—
Banco Ciudad de Buenos Aires	03/02/13	03/02/25	USD	18,000	182,269	185,275
Banco Ciudad de Buenos Aires	10/14/16	10/04/19	USD	3,800	52,864	—
Deutsche Bank	07/23/13	03/18/24	USD	39,750	531,548	501,704
Deutsche Bank	11/27/17	05/24/18	USD	10,000	173,113	—
FMO	01/14/17	07/10/20	USD	100,000	1,298,181	1,600,852
Banco Francés	11/01/17	12/14/18	USD	26,000	451,072	—
Banco de Galicia	10/24/17	10/23/20	USD	40,000	696,718	—
Banco Hipotecario	10/21/16	10/10/21	USD	23,000	369,049	—
HSBC	12/01/16	12/01/19	USD	50,000	864,737	—
HSBC	06/29/17	12/26/17	USD	20,000	348,987	—
International Finance Corporation	06/28/16	03/15/24	USD	80,000	1,294,124	1,269,440
International Finance Corporation	09/29/16	09/15/24	USD	75,000	1,300,395	1,190,100
ING	01/03/17	12/28/18	USD	25,000	435,529	—
ING	01/03/17	12/28/18	USD	25,000	435,529	—
ING	01/03/17	12/28/18	USD	25,000	435,529	—
ING	01/03/17	12/28/18	USD	25,000	435,529	—
Banco ITAÚ	04/19/13	12/26/16	USD	10,000	—	79,340
Banco ITAÚ	10/24/17	10/24/22	USD	8,000	139,251	—
Banco ITAÚ	11/14/16	11/09/17	USD	10,000	—	159,167
Banco ITAÚ	01/03/17	02/03/22	USD	70,000	1,242,784	—
Banco ITAÚ	06/16/17	02/03/22	USD	18,000	304,494	—
Banco ITAÚ	05/14/17	05/13/18	USD	10,000	176,415	—
Banco ITAÚ	03/21/17	03/14/17	USD	1,698	27,214	—
Banco Macro	12/13/16	01/03/18	USD	18,000	319,713	—
Banco de la Nación Argentina	03/27/17	03/22/18	USD	20,000	350,945	—
Banco de la Nación Argentina	10/19/17	10/19/18	USD	15,000	260,029	—
Banco de la Nación Argentina	11/24/17	11/24/18	USD	15,000	259,640	—
Banco de la Nación Argentina	12/16/16	12/15/17	USD	10,000	177,244	—
Natixis	05/27/16	05/19/17	USD	25,000	—	396,700
Natixis	12/19/16	11/27/20	USD	50,000	874,696	—
Natixis	07/21/17	07/16/18	USD	25,000	438,887	—
Banco de la Provincia de Buenos Aires	09/27/16	12/27/17	USD	10,000	—	158,680
Banco de la Provincia de Buenos Aires	11/28/17	12/28/18	USD	20,000	346,148	—
Banco de la Provincia de Buenos Aires	11/27/17	12/27/18	USD	16,000	276,938	—
Banco Santander Río	06/02/16	06/30/19	USD	—	—	476,040
Banco Santander Río	05/09/17	06/15/22	USD	29,940	519,513	—
Banco Santander Río	11/22/17	10/31/18	USD	8,400	145,503	—
Banco Santander Río	11/27/17	11/27/19	USD	2,500	43,281
Banco Santander Río	05/16/17	06/15/22	BRS	4,462	26,306
Banco de la Provincia de Buenos Aires	08/31/15	02/28/21	ARS	70,000	50,617	—
Other borrowings				—	312,725	3,181,049

Total Bank Borrowings					17,716,833	10,154,500

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

        During 2017 and 2016, the annual average weighted interest rate of borrowings in US Dollars is approximately 5.4% and 5.1%, while for borrowings in Argentina pesos they are 22.1% and 28.3%, respectively. Several of the abovementioned loans contain certain customary financial covenants and restrictions which require the Group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. At November 30, 2017 the Group was not in compliance with the following financial covenants, and for which the Group obtained waivers from the lenders:

Deutsche Bank	BAF	Natixis	HSBC	FMO	IFC	ITAU/JP Morgan	Bankinter
Current ratio	Current ratio	—	—	Current ratio	Current ratio	Current ratio	Current ratio
Net Financial Debt to EBITDA ratio	—	—	Net Financial Debt to EBITDA ratio	Net Financial Debt to EBITDA ratio	Net Financial Debt to EBITDA ratio(1)	—	Net Financial Debt to EBITDA ratio
—	Interest coverage ratio	—	—	—	—	—	Interest coverage ratio
—	—	Solvency ratio	—	—	Solvency ratio(2)	Solvency ratio	Solvency ratio
—	Leverage ratio(3)	—	Leverage ratio	—		Leverage ratio	—
—	—	—	—	Equity plus revaluations / Total Assets plus revaluations	—	—	—
—	—	—	—	—	Permitted Investments	—	—

(1)
EBITDA is defined in the borrowing contract as net income before any extraordinary gains, non-cash income, gains or losses from sales of assets other than inventory, interest expense, income tax benefit / (expense) and depreciation and amortization expense.

(2)
Tangible Net Worth is defined in the borrowing contract as total shareholders' equity after deducting deferred tax assets and intangible assets.

(3)
EBITDA is defined in the borrowing contract as operating income before financial interests, other non-operating income / expenses, financial income / expenses, income tax benefit / (expense), depreciation and amortization of all tangible and intangible assets and before any other result that does not involve movements of cash funds (including, without limitation, adjustments for inflation), during the period comprised by the last 12 months immediately prior to the calculation date. Operating profit is equivalent to net sales less direct costs of production, acquisition, services, administrative expenses and marketing expenses.

        For the majority of the borrowings, their fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. The fair value of non-current borrowings are based on discounted cash flows using a current borrowing rate. They are classified as level 3 fair values in their fair value hierarchy (see Note 9) due to the use of unobservable inputs, including own credit risk.

        The bank loans related to transferred receivables at November 30, 2016 amounted to $332,009 (Note 11).

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

        The Group's main loans are described below:

  International Finance Corporation (IFC)

        During 2016, Molino Cañuelas received from International Finance Corporation (IFC) facility lines totaling USD 155 million corresponding to long-term loans structured as follows:

  •
  USD 60 million, funded by IFC with a 24 month grace period and a maturity of 8 years.

  •
  USD 95 million funded by Rabobank with an 18 month grace period and a maturity of 5 years.

        Funds have been primarily used for capital expenditures in the Group's industrial plants and working capital financing. These loans are guaranteed by Molinos Florencia S.A. and have been secured with Molino Cañuelas plants as collateral.

  Deutsche Bank

        The Group obtained credit facilities from Deutsche Bank to be used to finance investments in capital expenditures. Payment term conditions include a grace period ranging between 12 to 24 months and the maturity is in 8 years. The loan is guaranteed by Molino Cañuelas Uruguay S.A. and Hermes Insurance Company and have been secured with Molino Cañuelas plants as collateral.

  FMO

        Mid-term loan to Compañía Argentina de Granos S.A., used for pre-financing of exports and structured as follows:

  •
  USD 40 million funded by FMO with a 3 year grace period and a maturity of 5 years.

  •
  USD 60 million funded by Itaú, ICBC, Credit Agricole and Bladex, with 18 months grace period and a maturity of 3 years.

        The obligations under this facility are secured by certain accounts and other instruments related to certain designated sales contracts, pursuant to a security and accounts control agreement among FMO, the Group, as borrower, and Itaú Unibanco S.A., as collateral agent and depositary bank, entered into on December 1, 2016. These designated sales contracts correspond to contracts from a set of eligible off-takers that meet certain criteria (including the direct payment of any proceeds into a collection account and the notification of the Collateral Agent of their intention to designate these contracts). As part of its obligations under the account control agreement, the aggregate collateral value of the designated sales contracts in the collection account must be equal to 120% of the value of any outstanding loans under the FMO Loan.

        In anticipation of the corporate reorganization, on December 1, 2016, the FMO facility was amended and restated and Molino Cañuelas SACIFIA assumed all of the rights and obligations of Compañía Argentina de Granos S.A.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

  HSBC

        On December 1, 2016, the Group obtained USD 48 million used for restructuring borrowing with a year grace period and a maturity of 3 years.

  Natixis

        On December 19, 2016, the Group obtained USD 50 million used for working capital needs with a 18 months grace period and a maturity of 4 years.

  ING

        On January 3, 2017, the Group obtained USD 100 million used for working capital needs with maturity on December 28, 2018.

  Itau Unibanco—JP Morgan Chase Bank

        On January 31, 2017 the Group obtained USD 70 million in credit facilities used for pre-financing of exports with a year grace period and a maturity of 5 years. On June, 16, 2017 the Group increased the amount of the credit facilities by USD 18 million.

  Banco Galicia

        On October 24, 2017 the Group obtained USD 40 million in credit facilities used for pre-financing of exports with a maturity of 3 years.

	Nov 30, 2017	Nov 30, 2016
Argentine pesos	80,667	371,694
Other	26,306	—
US dollars	17,815,609	10,007,354

TOTAL	17,922,582	10,379,048

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

Collateral

        The Group keeps several of its fixed assets as collateral for its borrowings with financial institutions. As of November 30, 2017 the collateral maintained with these financial institutions are as follows:

			Nov 30, 2017
Plant	Type	Asset class	Book value	Collateral value
Cañuelas	Pledge	Machinery	1,238,420	1,850,496
	Mortgage	Land, buildings and facilities	1,138,280	1,053,869
Spegazzini	Pledge	Machinery	937,978	930,379
	Mortgage	Land, buildings and facilities	781,623	1,102,449
Adelia Maria	Pledge	Machinery	267,173	253,532
	Mortgage	Land, buildings and facilities	418,191	410,406
Rosario	Pledge	Machinery	135,703	110,094
	Mortgage	Land, buildings and facilities	153,841	122,433
Pilar	Pledge	Machinery	629,817	375,467
	Mortgage	Land, buildings and facilities	669,084	445,950
Montevideo	Mortgage	Land, buildings and facilities	416,268	318,143

        Restricted assets are recorded in Property, plant and equipment in the combined statements of financial position and the amounts due to bank are recorded in Borrowings.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

17. Trade and other payables

	Nov 30, 2017	Nov 30, 2016
Non Current
Trade accounts payable
Third parties	—	4,486
Related (Note 28)	—	184,555

Total	—	189,041

Current
Trade accounts payable
Third parties	5,447,869	4,507,856
Related (Note 28)	13,387	476
Notes payable	3,512	849,130
Customer advances	1,091,282	446,704
Other accounts payable
Third parties	13,859	12,378
Related (Note 28)	152,698	5,117
Taxes payable	330,732	247,885
Salaries and social securities payable	167,322	128,203
Vacation and 13th month accrual	201,536	152,413
Provision for Directors and Syndic fees (Note 28)	4,361	19,587
Dividends (Note 28)	715,000	213,280
Amounts due to Directors (Note 28)	472	26,516

Total	8,142,030	6,609,545

        The carrying value of the Group's trade and other payables are denominated in the following currencies, expressed in Argentine pesos:

	Nov 30, 2017	Nov 30, 2016
Argentina pesos	6,416,624	5,363,993
Bolivianos	6,520	1,940
Brazilian reales	210,524	25,521
Chilean pesos	4,652	63,143
Uruguay pesos	50,761	60,424
Euros	—	68,249
US Dollars	1,452,949	1,215,316

Total	8,142,030	6,798,586

        The fair values of current trade and other payables approximate their respective carrying values due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying value, as the impact of discounting is not significant.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

18. Provisions

	Nov 30, 2017	Nov 30, 2016
Current
Labor	88,763	64,003
Others	7,458	3,786

Total	96,221	67,789

        Changes in Provisions for the years ended November 30, 2017 and 2016 were as follows:

	Labor	Commercial	Other	Total
At November 30, 2016	64,003	—	3,786	67,789
Increases	32,016	—	4,331	36,347
Recoveries	(7,339)	—	—	(7,339)
Foreign exchange conversion	83	—	(659)	(576)

Total at November 30, 2017	88,763	—	7,458	96,221

	Labor	Commercial	Other	Total
At November 30, 2015	25,906	907	836	27,649
Increases	37,985	—	2,386	40,371
Recoveries	(140)	(1,345)	—	(1,485)
Foreign exchange conversion	252	438	564	1,254

Total at November 30, 2016	64,003	—	3,786	67,789

19. Taxation

        The Group's income tax expense comprises the charge for income tax currently payable or deferred attributable to the Group's subsidiaries and combined entities in their taxable jurisdictions. Income tax is recognized in the statement of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case, it is also recognized in equity.

        The operating subsidiaries and combined entities are required to calculate and file their income tax returns on a separate basis rather than preparing a combined tax return. Therefore, operating subsidiaries and combined entities are not allowed to offset income from one subsidiary with losses from another.

        The details of the provision for the Group's income tax are as follows:

	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Current income tax	63,779	136,046	109,092
Difference in prior year tax payment	(34,947)	24,049	(4,209)
Deferred income tax	(168,972)	(134,832)	(56,710)

Total income tax	(140,140)	25,263	48,173

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

19. Taxation (Continued)

        The statutory income tax rates as of November 30, 2017 in each of the countries where the Group has a legal entity are the following (see subsequent Argentina tax rate changes in Note 31):

	2017	2016	2015
Argentina	35.0%	35.0%	35.0%
Brazil	34.0%	34.0%	34.0%
Bolivia	25.0%	25.0%	25.0%
Chile	24.0%	22.5%	21.0%
Uruguay	25.0%	25.0%	25.0%

        The movement in the deferred income tax assets and liabilities during the years ending on November 30, 2017 and 2016, without taking into consideration the offsetting of balances within the same tax jurisdiction is as follows:

	Nov 30, 2016	Charged to Profit or Loss	Charged to OCI	Currency conversion	Acquisition of combined business	Nov 30, 2017
Tax losses	198,673	319,808	—	256	(184,770)	333,967
Property, plant and equipment	(3,034,393)	94,599	(1,096,542)	(4,111)	358,221	(3,682,226)
Intangible property	(783)	(229,115)		—	1,146,358	916,460
Inventory valuation	105,852	45,905	—	51	2,731	154,539
Biological assets valuation	—	(67,992)	—	—	—	(67,992)
Doubtful accounts receivable	10,069	(1,461)	—	(17)	(4,846)	3,745
Other receivables	—	(415)	—	186	21,950	21,721
Other assets	(31,739)	—	—	—	(44,659)	(76,398)
Employee benefits	44,245	7,533	—	—	(29,627)	22,151
Other liabilities	(4,631)	110	—	—	4,357	(164)

Net deferred tax balance	(2,712,707)	168,972	(1,096,542)	(3,635)	1,269,715	(2,374,197)

	Nov 30, 2015	Charged to Profit or Loss	Charged to OCI	Acquisition of business	Currency conversion	Acquisition of combined business	Nov 30, 2016
Tax losses	96,952	103,925	—	—	(2,205)	—	198,672
Property, plant and equipment	(1,414,429)	(9,069)	(1,028,497)	(618,441)	(11,831)	47,877	(3,034,390)
Intangible property	—	—	—	(783)	—	—	(783)
Inventory valuation	56,239	49,693	—	—	(80)	—	105,852
Doubtful accounts receivable	6,590	3,128	—	—	351	—	10,069
Other assets	(604)	(30,697)	—	—	(440)	—	(31,741)
Employee benefits	12,339	31,906	—	—	—	—	44,245
Other liabilities	9,423	(14,054)	—	—	—	—	(4,631)

Net deferred tax balance	(1,233,490)	134,832	(1,028,497)	(619,224)	(14,205)	47,877	(2,712,707)

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

19. Taxation (Continued)

        The expiration dates for tax loss carry forwards are as follows:

	Nov 30, 2017	Nov 30, 2016
3 years	—	126
5 years	318,228	184,917
No expiration	15,739	13,629

Total	333,967	198,672

        The income tax on the Group's profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to profits of the combined entities as follows:

	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
(Loss) / Profit before income tax	(391,101)	952,645	60,104
Statutory tax rate	35%	35%	35%

Tax calculated at statutory rate	(136,885)	333,426	21,036
Elimination of effects
Non-taxable income and related expenses	(1,740)	11,366	(20,020)
Non-deductible expenses	11,130	73,232	39,440
Transfer price adjustments	248	245	844
Presumed interest	—	—	923
Incentive	(19,978)	(37,970)	(8,692)
Effect of acquisition of business	—	(379,514)	—
Effect of different countries tax rates	1,999	8,026	1,958
Other	5,086	16,452	12,684

Total income tax (benefit) / expense	(140,140)	25,263	48,173

SUDENE

        Since 2013, Moinho Canuelas Ltda. is a beneficiary of a 10 year tax incentive consisting of a 75% reduction of the income tax and additional tax in the industrialization of wheat and bran manufacture of wheat in its unit in Salvador, Brazil. The incentives are calculated on the operating profit resulting from the total modernization of its installed capacity. Tax incentives are recognized on a monthly basis in the combined statements of comprehensive income for the period, on the date of their calculation.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

19. Taxation (Continued)

        Deferred tax assets and liabilities of the Group as of November 30, 2017 and 2016, will be recovered or settled as follows:

	Nov 30, 2017	Nov 30, 2016
Deferred income tax asset, net to be recovered after 12 months	37,357	34,350

Deferred income tax assets	37,357	34,350
Deferred income tax liability, net to be settled after 12 months	(2,334,990)	(2,691,456)
Deferred income tax liability, net to be settled within 12 months	(76,564)	(55,601)

Deferred income tax liability	(2,411,554)	(2,747,057)

Deferred income tax liabilities, net	(2,374,197)	(2,712,707)

20. Sales

        Sales to third parties by business line within each of the defined business segments for the years ended November 30, 2017, 2016 and 2015 are as follows:

	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Sustainable sourcing	9,596,297	12,766,349	6,731,328
Agro-services	3,235,728	3,205,894	1,955,548
Port and logistics	919,830	1,346,270	953,005

Total Agro-services and sustainable sourcing	13,751,855	17,318,513	9,639,881
Wheat flour	5,893,579	4,311,624	2,045,939
Soybean flour, oil and co-products	2,668,741	6,767,760	7,764,794
Packaging (Cañuelas Pack)	191,781	184,495	223,233
Other products	112,608	17,670	—

Total Branded industrial products	8,866,709	11,281,549	10,033,966
Vegetable Oil	1,877,604	1,364,457	822,594
Flour	1,716,411	1,239,125	876,236
Biscuits, cookies and crackers (excluding rice)	901,107	685,578	461,663
Pasta	69,726	78,252	90,732
Ready-mixed flour	93,273	53,224	56,110
Frozen products	330,285	160,457	21,811
Bread crumbs	155,753	121,207	92,069
Rice biscuits and crackers	13,486	—	—
Other products	7,698	15,338	39,330

Total Retail products	5,165,343	3,717,638	2,460,545

Total Net sales	27,783,907	32,317,700	22,134,392

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

21. Cost of sales

        Cost of sales for the years ended November 30, 2017, 2016 and 2015 are as follows:

	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Inventories beginning balance	2,490,685	1,538,785	1,292,022
Purchases	22,689,944	24,510,832	16,513,884
Changes in fair value less cost to sell	207,130	—	—
Acquisition of businesses	—	220,553	—
Effect of reorganization	(1,186,552)	—	—
Vegetable oil private compensation	(30,013)	(460,342)	(157,826)
Export duty refunds	(28,583)	(1,189)	(1,160)
By-product sales	(587,160)	(307,294)	(226,782)
Manufacturing expenses	3,176,680	2,071,427	1,307,609
Inventories ending balance	(5,187,560)	(2,490,685)	(1,538,785)

Total Cost of Sales	21,544,571	25,082,087	17,188,962

        Private compensation grants related to "Argentina vegetable oil domestic market compensation trust" are deducted from Cost of sales. There are no unfulfilled conditions or other contingencies attaching to these grants.

22. Expenses by nature

        The Group presented the statement of comprehensive income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items "Manufacturing expenses", "Selling expenses" and "General and administrative expenses".

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

22. Expenses by nature (Continued)

        The following table provides the additional disclosure required on the nature of expenses and their relationship to the function:

	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Professional fees and contract services	94,148	76,076	71,563
Director fees	61,721	122,640	11,597
Salaries and fringes	2,022,455	1,373,114	901,097
Employee related expenses	160,235	192,097	85,286
Provisions	36,347	38,886	13,802
Promotion, advertising and research expenses	76,650	47,939	34,959
Taxes	483,092	518,614	299,117
Depreciation and amortization	592,988	276,023	177,141
Maintenance and repairs	259,807	236,746	150,788
Utilities	730,360	259,784	150,921
Freight and delivery expenses	971,749	708,795	502,873
Commissions	101,310	250,950	149,567
Bank charges	29,715	17,556	30,834
Contract manufacturing	347,117	304,034	152,353
Travel expenses	99,925	77,915	54,305
Office supplies	12,998	12,600	12,358
Export duties and expenses	1,393,577	2,562,995	2,400,148
Allowance for doubtful accounts	9,286	18,362	4,261
Rent	189,463	86,877	46,330
Materials and supplies	536	34,944	12,436
Miscellaneous expenses	121,754	100,239	103,465

Total	7,795,233	7,317,186	5,365,201

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

22. Expenses by nature (Continued)

Manufacturing expenses	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Professional fees and contract services	32,574	12,621	7,881
Salaries and fringes	1,048,911	802,458	530,075
Employee related expenses	83,285	114,929	53,899
Promotion, advertising and research expenses	6,661	7,981	2,684
Provisions	32,016	—	—
Taxes	2,015	5,987	6,202
Depreciation and amortization	587,421	256,683	159,951
Maintenance and repairs	227,194	200,636	129,403
Utilities	709,106	246,541	141,864
Freight and delivery expenses	776	540	26,201
Commissions	—	—	7,494
Contract manufacturing	347,117	304,034	152,353
Travel expenses	8,064	17,203	10,438
Office supplies	1,015	1,695	961
Rent	54,728	14,645	20,984
Materials and supplies	536	34,944	12,436
Miscellaneous expenses	35,261	50,530	44,783

Total	3,176,680	2,071,427	1,307,609

Selling expenses	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Professional fees and contract services	11,228	14,509	12,443
Salaries and fringes	394,141	236,706	149,149
Employee related expenses	11,540	24,231	7,517
Allowance for doubtful accounts	9,286	18,362	4,261
Promotion, advertising and research expenses	45,346	25,474	18,972
Taxes	448,223	492,568	277,742
Depreciation and amortization	788	4,411	3,488
Maintenance and repairs	7,829	7,795	4,743
Utilities	5,756	2,986	1,175
Freight and delivery expenses	970,059	707,407	476,019
Commissions	99,858	250,950	142,073
Travel expenses	35,978	25,174	18,526
Office supplies	548	384	363
Export duties and expenses	1,393,577	2,562,995	2,400,148
Rent	60,248	27,494	6,558
Miscellaneous expenses	14,831	17,026	23,810

Total	3,509,236	4,418,472	3,546,987

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

22. Expenses by nature (Continued)

General and administrative expenses	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Professional fees and contract services	50,346	48,946	51,239
Director fees	61,721	122,640	11,597
Salaries and fringes	579,403	333,950	221,873
Employee related expenses	65,410	52,937	23,870
Provisions	4,331	38,886	13,802
Promotion, advertising and research expenses	24,643	14,484	13,303
Taxes	32,854	20,059	15,173
Depreciation and amortization	4,779	14,929	13,702
Maintenance and repairs	24,784	28,315	16,642
Utilities	15,498	10,257	7,882
Freight and delivery expenses	914	848	653
Commissions	1,452	—	—
Bank charges	29,715	17,556	30,834
Travel expenses	55,883	35,538	25,341
Office supplies	11,435	10,521	11,034
Rent	74,487	44,738	18,788
Miscellaneous expenses	71,662	32,683	34,872

Total	1,109,317	827,287	510,605

23. Other operating income, net

	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Results from sale of Property, plant and equipment	1,211	2,271	4,852
Recovery of expenses	19,272	(485)	819
Income from sale of shares (Note 27)	3,320	4,310	13,875
Other (expense) income	(3,318)	4,786	8,091

TOTAL	20,485	10,882	27,637

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

24. Financial results, net

	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Financial income
Interest income	186,940	323,429	229,464
Other financial results	5,093	—	757

Total financial income	192,033	323,429	230,221

Financial expenses
Interest expense	(1,280,218)	(1,134,436)	(710,094)
Less: Capitalized interest	167,482	65,587	37,433
Banks fees and commissions	(2,517)	—	—
Other financial expenses	(5,868)	(1,597)	(14,467)
Total financial expenses	(1,121,121)	(1,070,446)	(687,128)

Total	(929,088)	(747,017)	(456,907)

Foreign exchange difference, net
Difference generated by assets	623,170	665,723	164,162
Difference generated by liabilities	(1,920,714)	(2,114,124)	(562,626)

Total	(1,297,544)	(1,448,401)	(398,464)

        The weighted average rates for capitalizing interest in Argentina were 15.5% in 2017 and 31.7% in 2016. The weighted average rates in Uruguay were 5.0% in 2017 and 7.5% in 2016.

25. Earnings per share

        Basic and diluted profit per share is calculated by dividing the (Loss)/Profit attributable to equity holders of the Group by the weighted average number of ordinary shares of Molino Cañuelas outstanding during the year.

	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Average number of ordinary shares outstanding	150,000,000	150,000,000	150,000,000
(Loss) / Profit per share attributable to equity holders	(1.67)	5.76	0.08

        For all periods presented, there were no differences in the weighted-average number of common shares used for basic net earnings per share and there are no financial instruments that could have a dilutive effect. As a result the basic and diluted earnings per share are equal.

        The earnings per share have been historically adjusted to reflect the stock split and capital increase detailed in note 1.5.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

26. Disclosure of leases

        Finance leases:

        The Group routinely leases machinery, equipment and vehicles under various finance leases. The net book value of these assets under finance leases amounts to:

Class of property	Nov 30, 2017	Nov 30, 2016
Machinery
Cost—financial leases	107,379	—
Accumulated depreciation	(2,171)	—
Furniture and Equipment
Cost—financial leases	59,832	—
Accumulated depreciation	(2,942)	—
Vehicles
Cost—financial leases	733	4,425
Accumulated depreciation	(336)	(1,975)

Total Net	162,495	2,450

        At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of comprehensive income.

        Operating leases:

  •
  On December 21, 2015 Molino Cañuelas entered into an agreement with MOLCA S.A. to lease a large and strategically located port facility located on the Paraná River in Zarate, Province of Buenos Aires, beginning on January 1, 2016. The facility has three main areas of operation: the Grain Port complex which serves to load grain into larger vessels; the Feeder Port which serves to consolidate smaller barges into larger vessels; and the Storage area. The rental charge amounts to USD 1.5 million per year, which represents the market rates for similar transactions. The agreement's term is 20 years, renewable for another 10 years and the agreement includes a purchase option that may be exercised at any moment, at current market value.

  •
  On June 14, 2005 Moinho Canuelas Ltda. signed an agreement to lease a flour mill in the city of Salvador, Bahía, Brazil. The contract is for a period of 15 years and 6 months starting on January 25, 2006, renewable for a similar term. There is no purchase option.

  •
  On May 31, 2017 Moinho Canuelas Ltda. entered into a lease contract with Dorata Comércio e Distribuição de Alimentos S/A, for the lease of a wheat mill located in San Pablo, Brazil. The lease is for a 30 year period commencing on June 23, 2017 and may be renewed. The lease payments are variable depending on the volume of wheat milled in the period and is adjustable annually based on the consumer price index in Brazil. The monthly lease payments vary between R$325 thousand for volumes up to 8,000 tons per month and R$400 thousand for volumes above 12,000 tons per month.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

26. Disclosure of leases (Continued)

  •
  On May 22, 2017, the Group sold to Santa Cecilia del Oeste S.A. (an entity under common control of the Company's existing shareholders) for $44 million, a property located in Cañuelas, Argentina where the packaging plant and administrative offices function. The sale resulted in a loss of $18.6 million recorded as an effect of reorganization (Note 1.2). The realization of the revaluation surplus regarding the sale of the property amounted $38.6 million and was recorded in equity. The Group subsequently leased the property. The lease is for a 2 year period and renewable for a similar period. The monthly lease payments amount to USD 48 thousand.

  •
  On November 11, 2017, the Group sold to Cañuelas Pack S.A., a property located in Rosario, Argentina, where a flour mill and administrative offices function for $39.8 million. The sale resulted in a loss of $52.5 million recorded as an effect of reorganization (Note 1.2). The realization of the revaluation surplus regarding the sale of the property amounted $38.2 million and was recorded in equity. The Group subsequently agreed to lease the property.

        The minimum lease payments expressed in Argentina pesos are the following:

Minimum lease payments	Port	Brazil Plant	Cañuelas Plant
For 1 year	13,335	21,665	45,717
For years 2 to 5	58,188	86,659	176,293
Beyond 5 years	219,417	14,443	22,119

27. Consolidated and combined companies

        The following table details the Group's consolidated and combined companies and the percent of ownership included in the consolidated combined financial statements of Molino Cañuelas:

					% Ownership
	Country	Local Currency	Functional Currency	Year end	Nov 30, 2017	Nov 30, 2016
Alimentos Cañuelas Chile S.p.A.	Chile	CHP	CHP	Dec 31	100%	100%
Cañuelas Chile S.p.A.	Chile	CHP	CHP	Dec 31	100%	100%
Empresa de Alimentos Cañuelas S.R.L.	Bolivia	BOP	BOP	Jun 30	100%	100%
Empresa de Servicios MOLCA S.R.L.	Bolivia	BOP	BOP	Dec 31	100%	100%
Finexcor S.R.L.(a)	Argentina	ARS	ARS	May 31	95%	95%
Meats S.R.L.(a)	Argentina	ARS	ARS	May 31	95%	95%
Megaseed S.A.U.	Argentina	ARS	ARS	Oct 31	100%	100%
Moinho Canuelas Ltda.	Brazil	BRZ	BRZ	Dec 31	100%	100%
Molino Cañuelas Uruguay S.A.	Uruguay	URY	USD	Nov 30	100%	100%
Molino Americano S.A.	Argentina	ARS	ARS	Sep 30	100%	100%
Molinos Florencia S.A.	Argentina	ARS	ARS	Nov 30	100%	100%
Molisur S.A.	Argentina	ARS	ARS	May 31	0%	67%
Tiendas Gourmet S.A.U.	Argentina	ARS	ARS	Nov 30	100%	100%
Southern Multinvest S.R.L.(a)	Argentina	ARS	ARS	May 31	95%	95%

(a)
Dormant companies.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

27. Consolidated and combined companies (Continued)

        Where the reporting date of a subsidiary differed from that of the Company, the Company prepared additional financial information to the same date as those of the Company and applied uniform accounting policies for use in preparing the consolidated combined financial statements.

        The Group divested its holdings in Molisur S.A. for $3.1 million in February 2017 and 5% of its holdings in Finexcor S.R.L and Southern Multinvest S.R.L for $200 in April 2017 to Grupo Cañuelas S.A. The transactions resulted in a profit of $3.3 million recorded in "Other operating income, net".

28. Related-party transactions

        The following is a summary of the balances with non-combined related parties as of November 30, 2017 and 2016 and transactions for the years ended November 30, 2017, 2016 and 2015:

	Nov 30, 2017		Nov 30, 2016
	Receivable	Payable	Receivable	Payable
Shareholders	—	(715,000)	35,886	(213,280)
Key management personnel
Directors	45,109	(4,833)	33,190	(26,516)
Other related parties		—
Agrotorino S.A.	1,209	—	—	—
Agroyet S.A.	641	—	271	—
Alimentos Cañuelas S.A.	2,462	(1,676)	1,252	(1,537)
Aldo Navilli y Hno. S.A.	—	(3,703)	—	—
Cañuelas Pack S.A.	39,855	—	—	—
Cañuelas S.A.	10,810	—	9,768	—
Cía. Argentina de Granos S.A.	58,576	(151,868)	—	—
Ciser S.A.	30	—	—	—
Grupo Cañuelas S.A.	—	—	5,249	—
La Adriana S.A.	632	—	—	—
Haras Aniceto S.A.	6,688	—	—	—
Molisur S.A.	353	—	—	—
Molca S.A.	116,000	(7,974)	116,000	(188,135)
Puramel S.A.	—	(331)	—	—
Santa Cecilia Oeste S.R.L.	10	(14)	4	—
Selene S.A.	—	(452)	—	—
Transportes Laboulaye S.A.	—	—	—	—
VIU S.A.	—	(67)	—	(388)
Zarex S.A.	—	—	—	(88)

Total	282,375	(885,918)	201,620	(429,944)

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

28. Related-party transactions (Continued)

	Nov 30, 2017			Nov 30, 2016			Nov 30, 2015
	Sales	Purchases(1)	Other, net	Sales	Purchases	Other, net	Sales	Purchases	Other, net
Shareholders	—	—	658,382	—	—	281,280	—	—	18,000
Other related parties
Agrotorino S.A.	(5,946)	1,163	180	—	—	—	—	—	—
Aldo Navilli y Hno. S.A.	(16)	248,939	—	—	—	—	(792)	—	—
Alimentos Cañuelas S.A.	—	—	—	—	—	137,312	—	—	(3)
Cañuelas Golf Club S.A.	—	1,000	—	—	—	—	(12)	—	—
Cañuelas Pack S.A.	(3,137)	—	243,716	—	—	—	—	—	—
Cía. Argentina de Granos S.A.	(235,229)	1,312,546	7,127,815	—	—	—	—	—	—
Ciser S.A.	(34)	2,715	—	—	—	—	—	—	—
Cañuelas S.A.	—	—	—	—	—	—	—	—	(14,570)
Grupo Cañuelas S.A.	—		19,153	—	—	—	—	—	—
Haras Aniceto S.A.	(11,093)	1,036	—	—	—	—	—	—	—
La Adriana S.A.	(3,096)	—	246	—	—	—	—	—	—
Molca S.A.	—	—	43,590	(1,638)	274,881	—	—		—
Puramel S.A.	—	419	—	—	—	—	—	255	—
Pureza S.A.	—	—	—	—	—	—	(30)	1,485	3
Selene S.A.	—	1,420	—	—	—	—	—	1,115	—
Santa Cecilia Oeste S.R.L.	(9,473)	38,831	—	—	—	—	(25)	8,423	—
Transportes Laboulaye S.A.	—	1,686	3	—	—	—	—	—	—
VIU S.A.	—	1,746	—	—	—	—	—	—	136
Zarex S.A.	—	1,021	—	—	—	—	—	—	—

Total	(268,024)	1,612,522	8,093,085	(1,638)	274,881	418,592	(859)	11,278	3,566

(1)
On October 16, 2017 The Group bought from Compañía Argentina de Granos S.A. a growing crop field consisting of grain crops (including wheat, sunflower, corn, soybean and others) to be used in the industry or for sale. The amount of the transaction was $ 325 million.

        Key Management compensation:    key management includes Directors and members of the Executive Committee. Compensation to key management personnel for the years ended November 30, 2017, 2016 and 2015 were the following:

	Nov 30, 2017	Nov 30, 2016	Nov 30, 2015
Short term employee benefits	19,054	31,562	19,521
Director fees	61,721	122,640	11,597

Total compensation	80,775	154,202	31,118

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

29. Contracts

29.1 Contractual commitment to acquire property, plant, and equipment:

        On December 15, 2015, Molino Cañuelas acquired from Molca S.A. (related party), for a cash payment of $116,000 an irrevocable option to purchase a plot of land located in Zarate, Province of Buenos Aires adjacent to Las Palmas port, with the intention to develop the Industrial Park project. The Industrial Park project is a specially zoned area for purposes of industrial development by the Group and other third parties. The deposit is subject to the Group being listed in any stock market outside Argentina.

29.2 Contract manufacturing agreement with Buyatti:

        On March 15, 2016 the Group entered into a contract manufacturing agreement with Buyatti S.A.I.C.A. Under this agreement Buyatti will provide a preference of soy bean processing of up to 1,000,000 metric tons per year and related services at their industrial plant located in Puerto San Martín, in the Province of Santa Fé, Argentina. The contract is for a 2 year period starting on April 1, 2016 with an option for renewal until 2022. As part of this agreement the Group paid USD 1.4 ($20 million) upfront, plus ongoing monthly manufacturing fees, and signed an agreement to act as guarantor of debt amounting to USD 3.3 million owed by Buyatti S.A.I.C.A. to Cargill Investments S.R.L and Cargill S.A.C.I. The outstanding balance of guaranteed debt is USD 2.2 million as of November 30, 2017.

        During December 2017 the Group informed Buyatti the decision of not renewing the abovementioned contract.

29.3 Cargill acquisition

        On August 31, 2016 Molino Cañuelas completed the acquisition of certain milling assets from Cargill, Inc. The transaction included the acquisition of seven operating flour mills, related employee base, trademarks, customer base and customer contracts, for a cash payment. In addition Molino Cañuelas acquired 100% of the outstanding shares of Meats S.R.L. and Southern Multinvest S.R.L., and 33% of the outstanding shares of Molisur S.A. This acquisition offers significant synergies and strategic benefits due to the geographic complementarity of the milling assets acquired with those already owned by the Group.

        The fair value of the total consideration transferred on August 31, 2016 was $736,190 for the acquisition of the following major classes of assets and liabilities, at fair value:

Fair Value
Property, plant and equipment	2,136,013
Intangible assets	106,594
Inventories	220,553
Accounts payable	(23,419)
Deferred income tax	(619,224)

        Intangible assets include $65,418 of patents and trademarks, and $41,176 of customer related intangibles. The acquisition of Meats S.R.L., Southern Multinvest S.R.L., and Molisur S.A. has not been assigned a value taking into consideration their dormant status.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

29. Contracts (Continued)

        As a result of this transaction the Group recorded a profit of $1,084,327 after income tax. The main reasons that this acquisition resulted in a profit for the Group were:

  •
  the seller's decision to exit the wheat milling business in Argentina;

  •
  the decision was taken in a difficult economic environment, under previous government;

  •
  the seller was only interested in selling the whole business as a unit; and

  •
  the wheat milling business in Argentina has very few players in a condition to purchase the whole business as a unit.

30. Export Duties / Gross Income Tax—Actions for recourse filed with the Tax Authority

        During December 2017, the Group submitted proceedings for recourse to Customs Administration claiming the refund of amounts overpaid in 2012, in concept of export duties previously established, or that had been increased by Resolution and /or Decrees which were not ratified under a Congress law, thus they are considered as unconstitutional, in accordance with the legal principles resulting from the Supreme Court of Justice´s decision (hereafter SCJ) in the case "Camaronera Patagónica SA vs Ministry of Economy and others". The Group Management and its external advisors consider that based on the legal doctrine following that the Court decision on the case "Camaronera Patagónica SA" there are solid arguments to request the amounts overpaid which totals USD13.5 million or $61.8 million in accordance with the updated exchange rates.

        During November 2017 the Group submitted proceeding for recourse to Internal Revenue and Income Department of different Provinces and Ciudad Autonoma de Buenos Aires, claiming the refund of the amounts overpaid between 2012 and 2017 in concept of Gross Income Taxes (hereafter GIT) taxed applying the most burdensome tax treatment under the Tax Code and the corresponding local tax laws, in accordance with the industrial facility´s location and /or headquarter and / or location of the vehicles affected to the activity, differentiation that has been renowned as unconstitutional by the SCJ, in the legal cases "Bayer S.A. vs Santa Fe, Province s/ certainly statement" (CSJ 505/2012) and "Harriet and Donnelly S.A. w/ Chaco, Province s/ certainly statement" (CSJ 114/2014), both dated on October, 31 of 2017. On these decisions, the SCJ has rectified its jurisprudence according to which it is unconstitutional any local regulation that establishes aggravated tax treatment to the taxpayers based on their location for violating the articles 9 to 12, 16, 75 subc. 13 and 126 of the National Constitution. Specifically, in these cases it was declared the unconstitutionality of the local regulations that establishes aggravated rate on the GIT based on taxpayer´s industrial facility. All the jurisdictions in which the Group has filed for proceeding for recourse against the GIT, have established local regulations that except a different tax treatment on the mentioned tax (either through exemptions or aggravated or reduced rates) to those non-local taxpayers (meaning taxpayers that do not have industrial facilities or headquarter in the respective jurisdiction, or do not have any vehicle related to the activity). The Group Management and its external advisors consider that based on the legal doctrine from the decision of the SCJ and the latest local regulations established on the jurisdiction; there are solid arguments to request the amounts overpaid which totals $177 million.

        In accordance with IFRS, as of November, 30 2017 the Group did not recognize any assets related to the situation described above.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Consolidated Combined Financial Statements (Continued)

(All amounts in thousands of Argentine pesos, except otherwise indicated)

31. Subsequent events

Tax reform

        On December 29, 2017, through Resolution Decree 1112/17 the National Executive Branch enacted the tax reform legislation dated on December 27, 2017.

        The mentioned tax reform set the reduction of the corporative gross income taxes rate which taxes undistributed profits. The reduction will be implemented gradually, over a 4 year term, going from the current 35% to 25% in 2020, and is supplemented by an additional tax on dividends or profits distributed on local and foreign individuals and legal entities. This additional tax is an unique and definitive payment and is to be retained by the entity that distributes the dividends or profits when available or capitalized.

        The decreasing corporate rates table and the corresponding additional tax, applicable to the Group are as follows:

Fiscal year from:	Corporate tax rate:	Additional rate:
2017/12/01	35%	0%
2018/12/01	30%	7%
2019/12/01	30%	7%
2020/12/01 from then on	25%	13%

        In the case of distribution of profits generated in fiscal years in which the paying entity was subject to a 35% rate, the additional tax does not apply. For that purpose it will be considered that the dividends correspond to oldest accumulated profits.

        The gradual reduction of the corporate income tax rate affects the measurement of deferred tax assets and liabilities arising from temporary differences that are estimated to be reversed in periods in which the reduction of the rate is effective. The group did not recognize this effect as of November 30, 2017 as the law was not substantially enacted as of that date. The estimation of the financial effects of this reduction of rates if the Group had recognized it as of November 30, 2017 would be as follows:

Reduction of Deferred income tax liabilities:	595 million
Equity increase:	595 million
—Increase of Other Comprehensive Income:	604 million
—Decrease of Retained Earnings:	(104 million)
—Profit for the year:	95 million

Interim Condensed Consolidated Combined Financial Statements as of February 28, 2018 and November 30, 2017 and for the quarters ended on February 28, 2018 and 2017

Legal information

Denomination: Molino Cañuelas S.A.C.I.F.I.A.

Legal address:

Registered office: John F. Kennedy 160—Cañuelas—Provincia de Buenos Aires—República Argentina

Company activity:	Production of wheat flour and by-products Industrialization of oil Production of cookies and pasta

Date of registration: August 7, 1970

Expiration of company charter: August 7, 2069

Number of register in Dirección Provincial de Personal Jurídicas de la
Provincia de Buenos Aires: 11,978

Capital stock: 150,000,000 shares

Molino Cañuelas S.A.C.I.F.I.A.

Interim Condensed Consolidated Combined Statements of Comprehensive Income

for the quarters ended February 28, 2018 and 2017

(All amounts in thousands of Argentine pesos, except shares and per share data, and as otherwise indicated)

	Notes	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Net sales	20	7,526,520	4,167,678
Cost of sales	21	(6,051,875)	(3,105,228)
Changes in fair value of biological assets	13	21,035	—

Margin before Operating Expenses		1,495,680	1,062,450
Selling expenses	22	(878,575)	(621,255)
Administrative expenses	22	(318,353)	(195,543)
Other operating income, net	23	8,517	(6,359)

Results from Operations before Financing and Taxation		307,269	239,293
Financial income	24	38,350	22,065
Financial costs	24	(330,633)	(162,782)
Exchange differences, net	24	(2,687,688)	295,464

Financial results, net		(2,979,971)	154,747

(Loss)/Profit before Income Tax		(2,672,702)	394,040
Income tax—benefit / (expense)	19	863,501	(94,149)

(Loss)/Profit for the period		(1,809,201)	299,891

(Loss)/Profit attributable to:
Equity holders of the parent		(1,809,201)	299,891

Total		(1,809,201)	299,891

Average number of ordinary shares outstanding		150,000,000	150,000,000
(Loss) / Profit per share attributable to equity holders	25	(12.06)	2.00

Other Comprehensive Income
Items that may be reclassified to profit or loss
Exchange difference on translation of foreign operations		145,937	(900)
Items that will not be reclassified to profit or loss
Revaluation of property, plants and equipment	6	1,503,272	—
Income tax expense		330,698	—

Total Other Comprehensive Income		1,979,907	(900)

Total Comprehensive Income		170,706	298,991

The accompanying notes are an integral part of these interim condensed consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Interim Condensed Consolidated Combined Statements of Financial Position

as of February 28, 2018 and November 30, 2017

(All amounts in thousands of Argentine pesos, except otherwise indicated)

Assets	Note	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Non-Current Assets
Property, plant and equipment, net	6	16,801,410	15,025,769
Investment property, net	7	82,886	—
Intangible assets, net	8	90,521	95,082
Deferred income tax assets	19	42,956	37,357
Other receivables, net	11	19,309	14,307

Total Non-Current Assets		17,037,082	15,172,515
Current Assets
Inventories	12	5,732,884	5,187,560
Biological assets	13	546,763	518,860
Other receivables, net	11	1,962,093	2,013,909
Trade receivables, net	11	3,044,626	2,723,687
Derivatives	10	110,680	10,131
Cash and cash equivalents	14	2,801,386	3,925,721

Total Current Assets		14,198,432	14,379,868

Total Assets		31,235,514	29,552,383

Shareholders' Equity
Common stock		15,000	15,000
Additional paid-in capital		25,414	25,414
Reserves		8,978,498	6,998,591
Retained earnings		(8,041,103)	(6,100,980)

Total Equity		977,809	938,025

Liabilities
Non-Current Liabilities
Borrowings	16	10,509,989	11,883,245
Deferred income tax liabilities	19	1,339,793	2,411,554

Total Non-Current Liabilities		11,849,782	14,294,799
Current Liabilities
Borrowings	16	10,386,719	6,039,337
Current income tax payable		3,960	41,971
Provisions	18	102,289	96,221
Trade and other payables	17	7,914,955	8,142,030

Total Current Liabilities		18,407,923	14,319,559

Total Liabilities		30,257,705	28,614,358

Total Equity and Liabilities		31,235,514	29,552,383

The accompanying notes are an integral part of these interim condensed consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Interim Condensed Consolidated Combined Statements of Changes in Equity

for the quarters ended February 28, 2018 and 2017

(All amounts in Argentine pesos, except per share data and as otherwise indicated)

	Common Stock	Additional Paid in Capital	Legal Reserve	Revaluation Surplus	Foreign Exchange Conversion	Retained Earnings / (accumulated deficit)	Total Shareholders' Equity
Balance at November 30, 2016	12,000	25,414	7,482	4,443,929	266,080	744,815	5,499,720

Profit for the period	—	—	—	—	—	299,891	299,891
Other comprehensive income for the period	—	—	—	—	(900)	—	(900)

Total comprehensive income for the period	—	—	—	—	(900)	299,891	298,991

Transactions with owners in their capacity as owners
Capital contributions in combined entities	—	—	—	—	—	13,900	13,900
Capitalization of Retained Earnings	3,000	—	—	—	—	(3,000)	—
Cash dividends declared in combined entity by Shareholders' Meeting on February 23, 2017, $1.11 per share	—	—	—	—	—	(227,000)	(227,000)
Effects of reorganization (Note 1.2)	—	—		308,909	—	(6,938,633)	(6,629,724)

Total	3,000	—	—	308,909	—	(7,154,733)	(6,842,824)

Balance at February 28, 2017 (Unaudited)	15,000	25,414	7,482	4,752,838	265,180	(6,110,027)	(1,044,113)

Balance at November 30, 2017	15,000	25,414	8,082	6,714,575	275,934	(6,100,980)	938,025

Loss for the period					—	(1,809,201)	(1,809,201)
Other comprehensive income for the period	—	—	—	1,833,970	145,937	—	1,979,907

Total comprehensive income for the period	—	—	—	1,833,970	145,937	(1,809,201)	170,706

Transactions with owners in their capacity as owners
Effects of changes in Income tax rates	—	—	—	—	—	(130,922)	(130,922)

Total	—	—	—	—	—	(130,922)	(130,922)

Balance at February 28, 2018 (Unaudited)	15,000	25,414	8,082	8,548,545	421,871	(8,041,103)	977,809

The accompanying notes are an integral part of these interim condensed consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Interim Condensed Consolidated Combined Statements of Cash Flows

for the quarters ended February 28, 2018 and 2017

(All amounts in Argentine pesos, except otherwise indicated)

	Note	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Change in cash and cash equivalents
Cash and cash equivalents at beginning of year	14	3,925,721	3,794,667
Cash and cash equivalents at end of period	14	2,801,386	1,784,785

Net decrease in cash and cash equivalents		(1,124,335)	(2,009,882)

Operating activities:
(Loss) / Profit for the period		(1,809,201)	299,891
Income tax		(863,501)	94,149
Adjustments for:
Changes in fair value of biological assets	13	(21,035)	—
Depreciation	6	190,038	99,717
Amortization	8	5,242	4,431
Change in fair value of derivatives	10	(100,549)	270,991
Provisions	18	8,774	9,526
Allowance for doubtful accounts		1,920	(1,959)
Results from sale of equity investments	23	—	(3,120)
Results from sale of property, plant and equipment	23	(897)	(790)
Net interest accrued		476,780	140,716
Net exchange differences accrued and not paid		2,421,132	(76,089)
Interest collected		36,476	20,662
Income tax paid		—	(93,922)
Changes in operating assets and liabilities, net
Change in Inventories		(545,324)	(226,142)
Changes in Biological Assets		(6,868)	—
Change in Accounts Receivables		(75,202)	4,750,716
Change in Accounts Payable		(374,389)	(2,132,044)
Changes in other operating assets and liabilities, net		(85,754)	(1,381,275)

Net cash (used in) / generated by operating activities		(742,358)	1,775,458

Investing activities
Purchases of Property, Plant and Equipment	6	(160,704)	(339,507)
Purchases of investment property	7	(30,990)	—
Purchases of intangible assets	8	(435)	(3,793)
Sales of property, plant and equipment		1,258	110,146
Sales of intangible assets		—	4,499
Sales of related companies	23	—	3,120

Net cash used in investing activities		(190,871)	(225,535)

Financing activities
Loans paid		(2,172,146)	(5,314,442)
Cost of issuing equity instruments		(43,156)	—
Borrowings		2,217,288	8,318,058
Interest paid		(282,569)	(156,794)
Effects of reorganization		—	(6,412,047)
Contributions		—	13,900
Dividends paid		(30,000)	—

Net cash used in financing activities		(310,583)	(3,551,325)

Foreign exchange gain on cash and cash equivalents		119,477	(8,480)

Net decrease in cash and cash equivalents		(1,124,335)	(2,009,882)

Non-cash investing and financing activities
Acquisition of Property, plant and equipment by finance lease	6	125,421	—
Acquisition of Investment property	7	51,896	—
Effects of reorganization owed and not paid		—	217,677
Dividends declared not paid		—	227,000

The accompanying notes are an integral part of these interim condensed consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements

(All amounts in Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information

1.1.  The Group

        Molino Cañuelas S.A.C.I.F.I.A. (hereinafter referred to as the "Company") together with its Subsidiaries (hereinafter and together with the Company referred to as the "Group") is a leading Argentine reference brand consumer food products and food production company, which is vertically integrated and has a leading presence in Argentina and Uruguay and growing operations in Brazil, Chile and Bolivia. The Group is also one of the leading manufacturers and providers of reference brand consumer foods products and semi-processed primary food products in South America. The Group is contemplating a concurrent initial public offering (IPO) of its share capital in the United States of America and Argentina.

1.2.  Description of the reorganization

        During the years ended November 30, 2017 and 2016, the Company acquired certain entities and/or businesses that were under common control of the Company's existing shareholders, as follows:

  •
  On December 16, 2015, the Company acquired a portion of MOLCA S.A.'s commercial operations consisting of certain of MOLCA S.A.'s assets and activities related to its port operations. MOLCA S.A. is an entity domiciled in Argentina that owns and manages a port known as "Terminal las Palmas";

  •
  On February 17, 2016, the Company acquired all of the outstanding shares of the following entities: Alimentos Cañuelas Chile S.p.A.; Cañuelas Chile S.p.A.; Alimentos Cañuelas S.R.L. and Empresa de Servicios Molca S.R.L. All of these entities are engaged in the sale of food products. Alimentos Cañuelas Chile S.p.A. and Empresa de Alimentos Cañuelas Chile S.p.A. are domiciled in Chile and Alimentos Cañuelas S.R.L. and Empresa de Servicios Molca S.R.L. are domiciled in Bolivia;

  •
  On June 4, 2016, the Company acquired all of the outstanding share capital of Moinho Canuelas Ltda., domiciled in Brazil. Moinho Canuelas Ltda. is an entity domiciled in Brazil engaged in the sale of food products;

  •
  On August 26, 2016, the Company acquired a portion of Compañía Argentina de Granos S.A.'s ("CAGSA") agro-services and soybean industrialization businesses. On December 1, 2016 the Company acquired the following businesses from CAGSA: (i) the sale of supplies and value added services to agriculture producers, (ii) the purchase, storage, drying and conditioning, and sale of oilseeds and grains, and (iii) logistic services. CAGSA is an entity domiciled in Argentina. The acquisition of businesses from CAGSA that took place on December 1, 2016 did not include the transfer of working capital (inventories, receivables and payables) that were liquidated by CAGSA, affecting the income statement and financial position comparison. In connection with this acquisition CAGSA signed a 5 year-term non-compete agreement which was valued by the parties at $3,273 million and has not been recognized in the consolidated financial statements considering that the entities were under common control and based on the Group accounting policies. The Company recorded the related deferred tax asset of $1,146 (Note 4.e);

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

  •
  On February 2, 2017, the Company agreed to acquire Cañuelas Pack S.A.'s packaging business. Cañuelas Pack S.A., an entity domiciled in Argentina, is engaged in the production and sale of packaging materials. The transaction became effective on April 1, 2017;

  •
  On February 28, 2017 the Company acquired all of the outstanding shares of Molino Cañuelas Uruguay S.A., an entity domiciled in Uruguay and engaged in the acquisition, storage and commercialization of oilseeds and grains;

  •
  On February 28, 2017 the Company acquired all of the outstanding shares of Molinos Florencia S.A., Molino Americano S.A.U., Tiendas Gourmet S.A.U., and Megaseed S.A.U. These entities are domiciled in Argentina. Molinos Florencia S.A., Molino Americano S.A.U., and Tiendas Gourmet S.A.U. are engaged in the manufacture and sales of flour and by-products. Megaseed S.A.U. is engaged in research and development of traits in wheat;

  •
  On May 22, 2017, the Group sold a property located in Cañuelas, Argentina where the packaging plant and administrative offices function (Note 25.4);

  •
  On November 11, 2017, the Group sold a property located in Rosario, Argentina, where a flour mill and administrative offices function (Note 25.5)

        Total aggregate consideration assumed by the Company for the above acquisitions amounts to $7,943 million (including non-compete agreement related to CAGSA business) as follows:

  •
  Payment of $310 million during the year ended November 30, 2016.

  •
  Payment of $6,412 million during the year ended November 30, 2017.

  •
  Liabilities assumed of $1,221 million during the year ended November 30, 2017.

        The sale of properties resulted in a loss of $71 million, recorded in equity as an effect of reorganization as of November 30, 2017. The realization of the revaluation surplus regarding the sale of the properties amounted $76,8 million.

        These transactions were accounted for under the predecessor value method, as permitted under International Financial Reporting Standards ("IFRS"), as adopted by the International Accounting Standards Board ("IASB"). Under the predecessor value method, the results and financial positions of the acquired entities and businesses were combined and consolidated with and into the Company's own operations as from December 1, 2013 as if these entities and businesses had always been part of the Group. There are no higher entities that prepare consolidated financial statements within the Group. Balances from intercompany transactions were eliminated. Through these transactions, the group recognized $310 million in 2016 and $5,794 million in 2017 directly in equity as "Effect of reorganization".

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

1.3.  Other information

        The composition of the capital stock of the Company is as follows:

Ordinary Shares	Number of shares	Fully paid shares
Class "A" par value $0.10—1 Vote	150,000,000	150,000,000

        The evolution of the capital stock in whole pesos is as follows:

	Feb 28, 2018	Nov 30, 2017
Capital stock at the beginning of the year	15,000,000	12,000,000
Capital stock at period end	15,000,000	15,000,000

        On February 14, 2017, the Company's shareholder meeting approved a capitalization of retained earnings amounting to $3,000 resulting in an increase of share capital from $12,000 to $15,000 and a 10-for-1 stock split.

        On April 5, 2017 the Company's shareholder meeting approved:

  •
  The public offering in Argentina and in foreign markets, as may be determined by the Board of Directors.

  •
  Changes in the Company by-laws required to comply with the public offering requirements. This includes the creation of class A and class B shares, changes to the composition and functioning of the Board of Directors, and the creation of an audit committee and an audit commission.

        On September 18, 2017 the Company's shareholder meeting approved the issuance of Negotiable Obligations / Bonds for an amount of up to USD 400 million to be placed by public subscription and to be offered in Argentina and/or abroad, to be listed and negotiated in one or more authorized markets of Argentina and/or abroad, delegating to the Board of Directors the power to fix the terms and conditions of the Program and of the Negotiable Obligations / Bonds.

        On February 26, 2018 the Company's shareholder meeting approved the extension of the maximum number of shares to be issued at the time of the IPO, previously approved by the Company's shareholder meeting dated April 5, 2017.

        The Group is controlled by the Navilli Family (the "principal shareholders") who hold 100% of the share capital.

        As of February 28, 2018, the interim condensed financial statements present negative working capital, mainly due to the impact of the devaluation that the peso experienced during the first quarter. The net position of assets and liabilities in foreign currency, mainly the dollar, resulted in a net exchange difference loss of $ 2,688 million, as disclosed in the statement of comprehensive income for the period.

        In order to minimize foreign currency risk, the Group maintains a balanced position between its assets (including inventories) and liabilities whose behavior follows the dollar and which takes place in

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

1. Formation of the Group and general information (Continued)

the short term. The Group anticipates the generation of cash flows that will allow it to comply with its obligations in the long term, considering that the behavior of cash flows closely follows the evolution of the exchange rate. This is due to the fact that part of their income comes from export sales and the nature of the food products that the Group sells in local market, a large part of them with inelastic demand, and whose price is formed following the prices of raw materials for export, which has helped the Group to protect its profitability, in terms of US dollars. As a result of this operating model, a total of $ 2,421 million or 90.1% of the net exchange difference generated in the first quarter has a "non-cash" or "non-financial" behavior during the period.

        These interim condensed consolidated combined financial statements were approved for issuance by the Company´s Board of Directors on April 11, 2018.

2. Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these interim condensed consolidated combined financial statements have been consistently applied to all the periods presented in the consolidated combined financial statements as of November 30, 2017, under IFRS as described in Note 2 of those annual financial statements.

2.1.  Basis of preparation

        The Group's interim condensed consolidated combined financial statements are unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of February 28, 2018, the results of operations and cash flows for the quarters ended February 28, 2018 and 2017. These interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34, 'Interim financial reporting' and they should be read in conjunction with the annual financial statements for the year ended November 30, 2017, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS issued by the IASB, effective at the time of preparing these financial statements have been applied.

        Presentation in the statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of the Group, or are held for sale.

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

        Additionally, the Group has applied the first phase of IFRS 9 "Financial Instruments".

        Several balance sheet and income statement items have been combined in the interests of clarity. These items are stated and explained separately in the notes to the consolidated financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

The income statement is structured according to the function of expense method, with the nature of the expenses classified in notes.

        These interim condensed consolidated combined financial statements are presented in thousands of Argentine Pesos. All amounts are rounded off to whole Pesos unless otherwise stated. As such, insignificant rounding differences may occur. A dash ("—") indicates that no data was reported for a specific line item in the relevant financial year or period or when the pertinent figure, after rounding, amounts to nil.

        The fiscal year begins on December 1 and ends on November 30 of the following year.

2.2   Functional and presentation currency

        For each of the consolidated and combined entities in the Group, a functional currency is determined. The functional currency is the currency used in the primary financial environment in which the reporting entity operates. Transactions denominated in other currencies than the functional currency are considered foreign currencies. None of the functional currencies of the combined entities has been considered the currency of a hyperinflationary economy. These consolidated combined financial statements are presented in argentine pesos, which is the Group's presentation currency.

        Despite the high inflation rates in Argentina in recent years, an analysis under the criteria of IAS 29 (Financial reporting in hyperinflationary economies) and other accounting guides has been carried out, and it has been determined that Argentina does not qualify as a hyperinflationary economy for years reported, thus no restatement due to inflation has been made. IAS 29 states that an economy is hyperinflationary when the three year cumulative inflation rate is close or greater than 100% and certain qualitative characteristics of the economic environment are met.

        As of February 28, 2018, it is not possible to calculate the three year cumulative inflation rate due to the fact that from October 2015 to January 2016 the National Statistics and Census Institute (INDEC) ceased publishing inflation statistical data. However, other qualitative indicators of the economic environment do not point conclusively to the existence of hyperinflation. Consequently, the Group has concluded that restatement criteria established in IAS 29 is not required. The Group considers that this conclusion is consistent with that of most companies with operations in Argentina reporting under IFRS. The Group reassesses inflation data periodically to determine whether this conclusion continues to be reasonable.

        However, certain macroeconomic variables that affect the Groups' business, such as salary costs and prices of supplies, have experienced a rather important annual variation, a circumstance that must be taken into account when evaluating and interpreting the Groups' financial position and results of operations in these consolidated financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

2. Summary of significant accounting policies (Continued)

2.3   New accounting standards

        The following standards, amendments and interpretations have been issued by the IASB and IFRIC, but they are not effective and have not been adopted early by the Group in these interim condensed consolidated combined financial statements:

        IFRS 16 "Leases":    In January 2016, the IASB issued IFRS 16 "Leases" which establishes the new model for the registration of leasing transactions. This standard repeals the current guidelines for accounting for such transactions in IAS 17 "Leases" and related interpretations when it becomes effective. The Group is currently performing the full assessment of IFRS 16 impact, standard that will be effective for the annual period ending November 30, 2020. Early adoption is permitted. Adoption is retroactive.

        IFRS 15 "Revenue from contracts with customers"    In May 2014, the IASB issued IFRS 15, which was amended in April 2016. This standard is applicable for annual periods beginning January 1, 2018. It specifies how and when revenue is recognized, as well as the additional information that must be presented in the financial statements. The standard provides a unique five-step model based on principles that apply to all contracts with customers. The Group is currently performing the full assessment of IFRS 15 impact, standard that will be effective for the annual period ending November 30, 2019.

        IFRS 9 "Financial Instruments":    In July 2014, the IASB issued an amendment to IFRS 9. It includes in one place all phases of the IASB project to replace IAS 39 "Financial Instruments: Recognition and Measurement". These phases are the classification and measurement of instruments, impairment and hedge accounting. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and is effective for periods beginning on or after 1 January 2018. At the transition date, the Group has adopted the first phase of IFRS 9 and is currently analyzing the impact of the second and third phases. For the Group it will be effective for the annual period ending November 30, 2019.

        IFRIC 23 "Uncertainty over Income Tax Treatments":    In June 2017, the IASB issued IFRIC 23 which clarifies how the recognition and measurement requirements of IAS 12 "Income taxes", are applied where there is uncertainty over income tax treatments. This interpretation is effective for annual periods beginning on or after 1 January 2019, with early application permitted. For the Group it will be effective for the annual period ending November 30, 2020.

3. Financial risk factors

        The Group is exposed to various types of risks including market risk (currency risk, commodity price risk and interest rate risk), liquidity and risk credit risk. The interim condensed consolidated combined financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group's annual financial statements at November 30, 2017.

        There have been no changes in the risk management department or in any risk management policies since the year end.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

        The Group has identified the following areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements.

  (a)
  Critical judgments and estimates involved in the preparation of combined financial statements

        The Group has acquired businesses which were part of larger entities. As such, the Group performed certain carve-out adjustments to reflect the historical financial performance of such acquired businesses in its consolidated combined financial statements as of November 30, 2016, 2015 and 2014. The carve-out adjustments required the Group to perform certain allocations and estimates which were based on the judgments and assumptions of management, and involved subjective judgments as to the determination of reasonable methods of allocation.

        Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on the Group's business, consolidated combined financial position, results of operations, or cash flows.

        In particular, the Group estimated and assumed the attribution of assets and liabilities, revenues and costs, financial liabilities and related interest costs, and taxes.

  •
  The Group identified those assets and liabilities which were relevant to reflect the historical performance of the acquired business in its consolidated combined financial statements. The Group then recognized the identified assets and liabilities in its consolidated combined financial statements even though certain of these identified assets and liabilities were not acquired and/or assumed in the acquisitions. The recognition of assets and liabilities not acquired or assumed in the acquisition is relevant and necessary to reflect the historical financial performance of the acquired business;

  •
  The Group identified the services that benefitted all businesses included in a legal entity. These services included but were not limited to certain information technology, tax, accounting, legal and certain other services of an administrative, selling and general nature. The Group allocated these costs on specific identification basis;

  •
  The Group allocated a portion of the interest cost incurred by the separate legal entities based on a specific identification basis based on the financing needed to run the acquired portions of the businesses. The Group also reflects all of the third party debt and related incurred interest cost the Group assumed in the acquisitions; and

  •
  The Group allocated taxes on a separate return basis.

        The Group applied these methods, assumptions, judgments and estimates on a consistent basis for all of the periods presented in the consolidated combined financial statements.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

  (b)
  Carrying value of property, plant and equipment

        The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amount of its property, plant and equipment does not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of its judgments, estimates, assumptions or market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

        Property valuation is a significant area of estimation uncertainty. Valuation of property, plant and equipment is a central component of the business. Fair values are prepared regularly by management, taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings, warehouses, mills and facilities and grain storage facilities based on a depreciated replacement cost approach and discounted cash flow projections. The Group determines the fair value of its land based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices on less active markets or discounted cash flow projections.

        The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of different significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

        The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

  •
  Land: the Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable sales of land in the same location to assess appropriateness of the value of its land. Depending on location, prices may range between USD 50 and USD 200 per square meter. As of February 28, 2018, the value of its land is $2,052 million. A 10% increase or decrease in the market price of land could have a significant impact in the revalued amount of its land.

  •
  Industrial buildings, warehouses, mills and facilities, grain storage facilities and machinery: the Group generally determines the construction cost of a new asset and adjusts it for normal wear and tear. Construction prices may include but are not limited to construction materials, labor cost, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on

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Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

    a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. The construction costs of its industrial buildings and warehouses range between USD 800 and USD 900 per square meter and USD 500 and USD 700 per square meter, respectively, while the construction costs of its mills and grain storage facilities range between USD 45,000 and USD 60,000 per ton milled or stored. The Group estimates a normal wear and tear for its industrial buildings, warehouses, mills and facilities to be in a range between 30% and 40% of the construction cost of a new asset, on an specific asset identification basis considering its current age and use. As of February 28, 2018, the aggregate value of its buildings, warehouses, mills, facilities and machinery is $13,573 million. A 5% increase or decrease in the construction cost of such assets could have a significant impact in their revalued amounts. A 5% variation in the estimate of normal wear and tear could also have a significant impact in their revalued amounts.

        The Group has not made any material changes to its valuation methodology. Assumptions and estimates were updated to reflect the economic environment.

  (c)
  Impairment testing

        Intangible assets with finite lives and property, plant and equipment are amortized or depreciated over their estimated useful life on a straight line basis. The Group monitors conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. The assets are tested for potential impairment whenever Management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable.

        The Group has applied judgment in the identification of indicators of impairment for property, plant and equipment and intangible assets, and concluded that there have been no indications of impairment for the periods presented. Accordingly, the Group has not estimated any recoverable values for its property, plant and equipment and finite life intangible assets.

        As part of the Cargill acquisition, the Group acquired a brand determined to have an indefinite useful life. The balance of this brand, which amounted to $65 million as of November 30, 2017, is not amortized to expense, instead it is tested for impairment at least annually. The Group performs its annual impairment analysis at the end of the fourth quarter or at interim dates if events or indicators of impairment occur between annual impairment analysis. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant asset. In testing for a potential impairment of this brand, the Group (1) allocated the brand to its "Branded industrial products" cash generating unit (CGU) to which the acquired brand relates; (2) estimates the recoverable value of this CGU using a discounted cash flow model; (3) compares the recoverable value of the CGU to its carrying value; and (4) if the estimated recoverable value of the CGU is less than the carrying value, the Group reduces the carrying amount of its CGU to its estimated recoverable amount, and (5) allocates the reduction or impairment loss to the assets in the CGU.

        The process of evaluating the potential impairment of its brand is subjective and requires significant judgment at many points during the analysis, including the identification of its cash

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

generating unit, identification and allocation of the assets and liabilities to the CGU and determination of its recoverable value. In estimating the recoverable value of the CGU for the purposes of its annual or periodic impairment analyses, the Group makes estimates and significant judgments about the future cash flows of that CGU. Its cash flow forecasts are based on assumptions that represent the highest and best use for its CGU.

        The Group employs a discounted cash flow (DCF) model to estimate the value in use of the CGU. This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, terminal year growth rate and cost of capital. Its cash flow models are based on its forecasted results for a period of 5 years. Actual results could differ from its projections. Some assumptions, such as future revenues and costs are company driven and could be affected by a loss of one or more significant contracts or customers; failure to control costs on certain contracts or a decline in demand based on changing economic or regulatory conditions. Changes in external market conditions may affect certain other assumptions, such as the cost of its capital. Market conditions can be volatile and are outside of its control.

        The net cash inflows are discounted at a rate equivalent to the weighted average cost of capital adjusted by an appropriate risk factor. The terminal year growth rate applied for impairment testing in 2017 and the capital cost factors used to discount the expected cash flows are shown in the following table:

Variable	%
Terminal year growth rate	2
Weighted average cost of capital	9

        The Group completed its annual review of indefinite life intangible assets for the year ended November 30, 2017, which indicated no impairment of the brand.

        Although the Group believes that the assumptions and estimates utilized are appropriate based on information available to management, changes in assumptions or circumstances could require changes in the analysis. Adverse changes in the assumptions utilized within its indefinite lived intangible asset impairment test could cause a reduction or elimination of excess fair value over carrying value, resulting in potential recognition of impairment.

        The sensitivity analysis for the CGU to which the brand was allocated was based on a 5% increase in the weighted average cost of capital or a 10% reduction in the long-term growth rate. The Group concluded that no impairment loss would need to be recognized on the brand in the CGU under these conditions.

  (d)
  Biological assets

        Before harvest, the Group's crops are biological assets. Subsequent to harvest, biological transformation ceases and the harvested crops meet the definition of agricultural produce under IAS 41 "Biological Assets". As prescribed by IAS 41, the Group measures growing crops which have not attained significant biological growth at cost less any impairment losses, which approximates fair value. Capitalized expenses for growing crops include land preparation expenses and other direct production expenses incurred during the sowing period including costs of labor, fuel, seeds, agrochemicals and

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Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

fertilizers, among others. The Group measures biological assets (at initial recognition, when the biological asset has attained significant biological growth, and at each subsequent measurement reporting date) and agricultural produce at the point of harvest at fair value less selling costs. The objective of the fair value model under IAS 41 is to recognize gains and losses arising from such measurements gradually over the asset's life rather than only on sale or realization. IAS 41 prescribes, among other things, the accounting treatment for biological assets during the period of growth, generation, production and procreation, and for the initial measurement of agricultural produce at the point of harvest.

        The Group accounts for agricultural produce after harvest as inventory.

        The following table sets forth the way in which the Group values biological assets and agricultural produce for each of its principal products:

	No significant biological growth	Significant biological growth	Agricultural Produce	Manufactured Product
Crops	Crop from planting through approximately 60 days.	Crop, from approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, etc.)	Flour, oil
Valuation criteria	Cost, which approximates fair value, less accumulated impairment losses, if any.	Fair value (using discounted cash flow valuation techniques) less cost to sell.	Net realizable value, except wheat for milling.	Cost

        Gains and losses that arise from measuring biological assets at fair value less selling costs and measuring agricultural produce at the point of harvest at fair value less selling costs are recognized in the statements of comprehensive income in the period in which they arise as "Changes in fair value of biological assets".

        For biological assets for which there is neither an active market nor market-determined prices during the growth cycle, the Group determines their fair value through the use of discounted cash flow (DCF) valuation techniques. Therefore, the Group generally derives the fair value of its growing biological assets from the expected cash flows of the related agricultural produce. The DCF method requires the input of highly subjective assumptions, including observable and unobservable data. Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. Various factors influence the availability of observable inputs, including, but not limited to, the type of asset and its location, climate changes and the technology used, among others.

        The category of this fair value is level 3. Unobservable inputs are determined based on the best information available, for example, by reference to historical information regarding past practices and results, statistical and agronomical information and other analytical techniques. Changes in the

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

assumptions underlying such subjective inputs can materially affect the fair value estimate and impact the Groups results of operations and financial condition from period to period.

        The DCF method requires the following significant inputs for the projection of revenues and costs:

  •
  Production cycles or number of harvests;

  •
  Production area in hectares;

  •
  Estimated crops yields;

  •
  Estimated costs of harvesting and other costs to be incurred until the crops reach maturity
  (mainly costs of pesticides, herbicides and fumigation);

  •
  Estimated transportation costs;

  •
  Market forward prices; and

  •
  Discount rates.

        In contrast to biological assets whose fair value is generally determined using the DCF method, the Group determines the fair value of its agricultural produce at the point of harvest using market prices.

        Market prices used in the DCF model are determined by reference to observable data in the relevant market. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated by agronomic engineers based on several factors, including the location of the farmland, soil type, environmental conditions, infrastructure and other restrictions, and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group's control, including but not limited to extreme or unusual weather conditions, plagues and other diseases. Discount rates reflect current market assessments of the assets involved and the time value of money.

        All of the key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions, including but not limited to increases or decreases in prices and discount rates used would result in a significant increase or decrease of the fair value of biological assets and significantly impact the Group's income statement. In addition, cash flows are projected over the following year and based on estimated production. Estimates of production in and of themselves depend on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact estimated production and could, therefore, affect estimates of future cash flows used in the assessment of fair value.

        The aggregate gains and losses arising during a period on initial recognition and from the changes in fair value less costs to sell of biological assets is affected by the way harvesting and production costs are treated for accounting purposes. Since IAS 41 does not provide guidance on the treatment of these costs, the Group generally capitalizes all costs directly involved with the management of biological assets. These costs may include labor, planting, fertilizers, agrochemicals, harvesting, and irrigation, among others. Then, the cost of the biological asset is adjusted periodically by the re-measurement at fair value less cost to sell. For example, before significant biological growth is attained, costs and expenses are capitalized as biological assets, and once biological assets reach significant biological

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

4. Critical accounting policies, estimates and judgments (Continued)

growth they are adjusted to fair value less cost to sell. Accordingly, capitalized biological assets are adjusted periodically at fair value less cost to sell. At the point of harvest, the Group recognizes the agricultural produce at fair value less cost to sell. The periodic adjustments in fair value less cost to sell reflect period to period gains or losses. When agricultural produce is harvested (except wheat for milling), the Group may hold it in inventory at net realizable value, which is the estimated selling price in the normal course of business, less direct selling expenses. Changes in net realizable value are recognized in the statements of comprehensive income as incurred. Wheat for milling are measured at the lower of cost and net realizable value.

  (e)
  Income taxes

        Significant estimates are made to determine both current and deferred tax liabilities and assets. Current tax is recorded at the amounts expected to be paid, and deferred tax is determined on temporary differences between the tax base of assets and liabilities and their carrying amounts, at the rates that are expected to be applied in the period in which the asset is realized or the liability is canceled, based on the tax laws that are in force at the end of the reporting period or substantially enacted at the date of these financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized, based on management's assumptions relating to the amounts and timing of future taxable profits. The Group must then determine the possibility that deferred tax assets will be utilized and offset against future taxable profits.

        The actual results may differ from these estimates, for instance due to changes in the business climate, changed tax legislation, or the outcome of the final review of tax returns by tax authorities and tax courts.

        The amount of income tax the Group pays is subject to evaluation of assessment proceedings by tax authorities, which may result in adjustments to its carried forward tax losses. Its estimate of the potential outcome for any uncertain tax issue is highly judgmental. During the corporate reorganization significant judgment was required in determining the overall provision for income taxes. There were many transactions and calculations for which the ultimate tax determination is uncertain, including the consideration in the tax base of the intangible tax asset for $3,273 million due to the "non-compete agreement" signed with CAGSA, which resulted in the recording of a deferred tax asset of $1,146 million and whose deduction resulted in a reduction of $57 million and $229 million in the amount of current tax liabilities for the period ended in February 28, 2018 and the year ended November 30, 2017, respectively. Based on current legislation and the opinions of its external advisors, the Group considers that it is highly probable to support its deductibility. However, its future results may include favorable or unfavorable adjustments to its estimated tax liabilities in the period the assessments are made or resolved, tax examinations are closed or when statutes of limitation on potential assessments expire.

        Factors affecting the tax charge in future years are principally a devaluation in subsidiaries with dollar as a functional currency, an increase in non-taxable income and related expenses or any gain on acquisition of businesses.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

5. Segment information

        IFRS 8 "Operating Segments" requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and to assess performance. The amounts reported for each segment item are the measures reported to the CODM for these purposes. The Group's Executive Committee is responsible for measuring and steering the business success of the segments and is considered the CODM within the meaning of IFRS 8.

        The Group has three reportable operating segments, which are organized based upon similar economic characteristics and are similar in nature of products offered and production processes, the type and class of customer and distribution methods, as follows:

  •
  Retail Products segment: includes the production and sale of value-added grain and flour-based products directly to consumers through distribution networks involving both large supermarkets, wholesalers and other third-party distributors and smaller points of sale such as gas stations, convenience stores and fast food restaurants. The products include vegetable oil, flour, biscuits, cookies and crackers, pasta, ready mixed flour, bread crumbs and frozen foods.

  •
  Branded Industrial Products segment: consists of the production and sale of primary food products for industrial use. Products include wheat flour, soybean flour and other milled grains as well as animal feed sub-products. It also includes the Group's packaging production operation which fulfills all of the packaging needs of the Retail Products segment as well as certain packaging needs of other companies.

  •
  Agro-Services and Sustainable Sourcing segment: includes the purchase or acquisition of grains for cash or received in payment for goods and services, and the sorting, storage, drying and conditioning, transport and sale of agricultural commodities and commodity products. This segment sources primary agricultural food products to the Branded Industrial Products segment, and provides farmers with a variety of products and services in exchange for primary food products. It also includes port operations at Las Palmas port and other logistics activities.

  Seasonality of operations

        The Group's Agro-services and sustainable sourcing segment business' activities are inherently seasonal, as activity peaks during the harvest period, which runs from December through February for wheat, February through April for sunflower and April through August for soybeans. During the planting season, which runs from June through August, demand from producers for fertilizers and other agricultural inputs related to their planting, increases the sales activity of the Agro-services business line. This seasonality creates fluctuations in inventory, farming products and services, usually peaking in May to cover sales between crop harvests (i.e., December through October), and a degree of seasonality in cash flow, with cash flows significantly lower in the last quarter of the fiscal year.

        The Group's Retail products segment is also subject to fluctuations in sales and cash flow due in part to the seasonal demand for certain of its products. Retail flour business line peaks in June and July with a trough in consumption in December and January.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

        Sales in the Branded industrial products segment are subject to less volatility.

  Definition of Adjusted EBITDA

        Adjusted Segment EBITDA refers to earnings (profit or loss for the year or period) before interest expense, financial income, foreign exchange differences, income taxes, and depreciation and amortization, further adjusted to exclude certain items that are not considered part of the Group's core operating results. Such adjustments may include bargain purchase gains and goodwill impairment charges. The Group believes its presentation of Adjusted Segment EBITDA is useful to management in understanding its segments' operating and financial performance, to identify trends affecting the business, and in making strategic business decisions.

        Total Adjusted Segment EBITDA refers to the sum of all Adjusted Segment EBITDA for all segments.

        A reconciliation is provided of Total Adjusted Segment EBITDA to Profit for the period, the most directly comparable financial performance calculated and presented, as required by IFRS.

        The following tables present information with respect to the Group's reportable segments for the quarters ended February 28, 2018 and 2017:

Feb 28, 2018 (Unaudited)	Agro- services and Sustainable Sourcing	Branded Industrial Products	Retail Products	Intersegment eliminations	Total
Net Sales to third parties	1,308,571	2,379,951	1,446,916	—	5,135,438
Intersegment sales	1,571,107	455,851	—	(2,026,958)	—

Net Sales	2,879,678	2,835,802	1,446,916	(2,026,958)	5,135,438
Cost of sales (exclusive of depreciation and amortization)	(2,607,205)	(1,952,196)	(934,656)	2,026,958	(3,467,099)
Changes in fair value of biological assets	21,035	—	—		21,035
Depreciation & Amortization	(16,150)	(126,263)	(51,281)		(193,694)

Margin before Operating Expenses	277,358	757,343	460,979		1,495,680
Selling expenses	(101,662)	(552,613)	(224,300)		(878,575)
Administrative expenses	(125,906)	(121,862)	(70,585)		(318,353)
Other operating income, net	(346)	9,153	(290)		8,517

Results from Operations before Financing and Taxation	49,444	92,021	165,804		307,269
Depreciation & Amortization	16,150	127,661	51,469		195,280

Adjusted Segment EBITDA	65,594	219,682	217,273

Total Adjusted Segment EBITDA					502,549

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

Feb 28, 2017 (Unaudited)	Agro- services and Sustainable Sourcing	Branded Industrial Products	Retail Products	Intersegment eliminations	Total
Net Sales to third parties	788,404	1,646,774	1,113,585		3,548,763
Intersegment sales	908,069	434,476	—	(1,342,545)	—

Net Sales	1,696,473	2,081,250	1,113,585	(1,342,545)	3,548,763
Cost of sales (exclusive of depreciation and amortization)	(1,456,012)	(1,505,487)	(764,691)	1,342,545	(2,383,645)
Depreciation & Amortization	(10,590)	(43,521)	(48,557)		(102,668)

Margin before Operating Expenses	229,871	532,242	300,337		1,062,450
Selling expenses	(135,967)	(315,183)	(170,105)		(621,255)
Administrative expenses	(62,437)	(78,702)	(54,404)		(195,543)
Other operating income, net	(2,775)	(7,227)	3,643		(6,359)

Results from Operations before Financing and Taxation	28,692	131,130	79,471		239,293
Depreciation & Amortization	11,188	44,238	48,722		104,148

Adjusted Segment EBITDA	39,880	175,368	128,193

Total Adjusted Segment EBITDA					343,441

        The following tables present a reconciliation between total segment reporting and statement of comprehensive income as of February 28, 2018 and 2017:

Feb 28, 2018 (Unaudited)	Total segment reporting	Pass- through grain sales	As per statement of comprehensive income
Net Sales to third parties	5,135,438	2,391,082	7,526,520

Net Sales	5,135,438		7,526,520
Cost of sales (exclusive of depreciation and amortization)	(3,467,099)	(2,391,082)	(5,858,181)
Depreciation & Amortization	(193,694)		(193,694)

Cost of Sales	(3,660,793)		(6,051,875)
Changes in fair value of biological assets	21,035		21,035

Margin before Operating Expenses	1,495,680	—	1,495,680

Selling expenses	(878,575)		(878,575)
Administrative expenses	(318,353)		(318,353)
Other operating income, net	8,517		8,517

Results from Operations before Financing and Taxation	307,269		307,269
Depreciation & Amortization	195,280		195,280

Total Adjusted Segment EBITDA	502,549		502,549

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

Feb 28, 2017 (Unaudited)	Total segment reporting	Pass- through grain sales	As per statement of comprehensive income
Net Sales to third parties	3,548,763	618,915	4,167,678

Net Sales	3,548,763		4,167,678
Cost of sales (exclusive of depreciation and amortization)	(2,383,645)	(618,915)	(3,002,560)
Depreciation & Amortization	(102,668)		(102,668)

Cost of Sales	(2,486,313)		(3,105,228)

Margin before Operating Expenses	1,062,450	—	1,062,450

Selling expenses	(621,255)		(621,255)
Administrative expenses	(195,543)		(195,543)
Other operating income, net	(6,359)		(6,359)

Results from Operations before Financing and Taxation	239,293		239,293
Depreciation & Amortization	104,148		104,148

Total Adjusted Segment EBITDA	343,441		343,441

        Following are the assets assigned to the Group's business segments at February 28, 2018 and the year ended on November 30, 2017:

Feb 28, 2018 (Unaudited)	Agro- services and sustainable sourcing	Branded industrial products	Retail products	Total
Inventories	3,478,448	2,105,683	148,753	5,732,884
Biological assets	—	546,763	—	546,763
Property, plant and equipment	2,323,093	7,491,936	6,986,381	16,801,410
Intangible assets	2,057	88,367	97	90,521

Total	5,803,598	10,232,749	7,135,231	23,171,578

Nov 30, 2017	Agro- services and sustainable sourcing	Branded industrial products	Retail products	Total
Inventories	3,581,522	1,461,781	144,257	5,187,560
Biological assets	518,860	—	—	518,860
Property, plant and equipment	1,987,842	6,972,435	6,065,492	15,025,769
Intangible assets	1,896	93,089	97	95,082

Total	6,090,120	8,527,305	6,209,846	20,827,271

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

        Reconciliation of Profit/(loss) for the period to Total Adjusted Segment EBITDA for the quarters ended on February 28, 2018 and 2017 is the following:

	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
(Loss)/Profit for the period	(1,809,201)	299,891
Income tax	(863,501)	94,149

Profit Before Income Tax	(2,672,702)	394,040
Depreciation & Amortization	195,280	104,148
Financial income	(38,350)	(22,065)
Financial costs	330,633	162,782
Exchange differences, net	2,687,688	(295,464)

Total Adjusted Segment EBITDA	502,549	343,441

        Revenue by destination for the quarters ended on February 28, 2018 and 2017 is:

	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Argentina	5,450,162	2,925,154
Bolivia	190,473	213,348
Brazil	376,530	305,270
Chile	98,248	33,209
Uruguay	163,332	151,213
Rest of America	230,162	8,288
Africa	277,132	113,391
Rest of Asia	344,149	262,842
Middle East	244,045	127,101
Europe	152,287	27,862

Total	7,526,520	4,167,678

        Total Property, plant and equipment and Intangible assets, included in non-current assets, located in Argentina, the Group's country of domicile, and in all foreign countries in which the entity holds assets for the periods ended February 28, 2018 and November 30, 2017 is the following:

	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Argentina	15,717,372	14,051,848
Bolivia	347	319
Brazil	79,847	54,274
Chile	338	386
Uruguay	1,176,913	1,014,024

Total	16,974,817	15,120,851

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

5. Segment information (Continued)

        Reconciliation of the above mentioned non-current assets by geography to Total Non-current Assets for the periods ended February 28, 2018 and November 30, 2017 is the following:

	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Non current assets by geography	16,974,817	15,120,851
Deferred income tax assets	42,956	37,357
Other receivables, net	19,309	14,307

Total Non-current Assets	17,037,082	15,172,515

6. Property, plant and equipment, net

        Changes in property, plant and equipment for the quarters ended February 28, 2018 and 2017 were as follows:

	Furniture and Equipment	Machinery	Vehicles	Land, Buildings and Facilities	Spare parts	Construction in Progress	Total
At February 28, 2018 (Unaudited)
Opening net book amount	32,911	5,886,259	35,835	8,176,495	1,154	893,115	15,025,769
Additions	5,638	1,038	11,579	1,646	—	266,224	286,125
Reclassifications, net	12,500	72,168	—	4,718	—	(89,386)	—
Disposals, net	(41)	—	(320)	—	—	—	(361)
Revaluation	—	609,231	—	894,041	—	—	1,503,272
Currency conversion	1,209	82,696	1,187	79,925	—	11,626	176,643
Depreciation charge	(3,618)	(122,904)	(3,147)	(60,369)	—	—	(190,038)

Closing net book amount	48,599	6,528,488	45,134	9,096,456	1,154	1,081,579	16,801,410

At February 28, 2018 (Unaudited)
Cost	123,279	6,528,488	81,887	9,096,456	1,154	1,081,579	16,912,843
Accumulated depreciation	(74,680)	—	(36,753)	—	—	—	(111,433)

Net book amount	48,599	6,528,488	45,134	9,096,456	1,154	1,081,579	16,801,410

At February 28, 2017 (Unaudited)
Opening net book amount	35,721	3,947,053	47,698	6,543,126	1,154	1,139,869	11,714,621
Additions	2,245	47,437	3,783	1,433	—	284,609	339,507
Reclassifications, net	296	3,300	196	2,508	—	(6,300)	—
Reclassifications from Investment Property	—	—	—	1,112	—	—	1,112
Disposals, net	(3,822)	(45,239)	(17,009)	(38,572)	—	(4,714)	(109,356)
Currency conversion	16	(7,256)	(262)	(5,631)	—	(4,609)	(17,742)
Depreciation charge	(2,831)	(55,689)	(1,727)	(39,470)	—	—	(99,717)

Closing net book amount	31,625	3,889,606	32,679	6,464,506	1,154	1,408,855	11,828,425

At February 28, 2017 (Unaudited)
Cost	98,093	3,943,809	70,332	6,503,977	1,154	1,408,855	12,026,220
Accumulated depreciation	(66,468)	(54,203)	(37,653)	(39,471)	—	—	(197,795)

Net book amount	31,625	3,889,606	32,679	6,464,506	1,154	1,408,855	11,828,425

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

6. Property, plant and equipment, net (Continued)

  Revaluation of Property, plant and equipment

        The Group obtains independent valuations for its land, buildings, installations and machinery (classified as property, plant and equipment) at least annually.

        At the end of each reporting year the Directors update their assessment of the fair value of each item of property, plant and equipment, taking into account the most recent independent valuations. The Directors determine the property, plant and equipment's value within a range of reasonable fair value estimates.

        All resulting fair value estimates for properties are included in level 3. An explanation of each level is provided in Note 9.

        The last valuation was performed at February 28, 2018.

        Following are the carrying amounts that would have been recognized had the assets been carried under the cost model.

Class of property	Revalued amount	Cost
Feb 28, 2018 (Unaudited)
Land, Buildings and Facilities	9,096,456	2,344,513
Machinery	6,528,488	1,901,599
Nov 30, 2017
Land, Buildings and Facilities	8,176,495	2,235,497
Machinery	5,886,259	1,746,953

7. Investment property

        Investment property consists primarily of land owned for appreciation. Changes in the Group's investment property for the period ending February 28, 2018 and the year ending November 30, 2017 were as follows:

	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
At beginning of year	—	54,494
Additions	82,886	—
Reclassification to property, plant and equipment	—	(1,112)
Currency conversion	—	96

At end of period	82,886	53,478

        The additions during 2018 correspond to land acquired for potential use in the development of the Industrial Park in Zarate, Province of Buenos Aires.

        The Group disposed of Investment property in 2017 in exchange for the acquisition of Cañuelas Pack's business.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

8. Intangible assets, net

        Changes in intangible assets for the quarter ended February 28, 2018 and for the year ended November 30, 2017 were as follows:

	Brands and Patents	Software	Customer contracts	Product development	Total
At February 28, 2018 (Unaudited)
Opening net book amount	68,044	2,492	22,827	1,719	95,082
Additions	19	77	—	339	435
Currency conversion	9	237	—	—	246
Amortization charge	(388)	(1,028)	(3,661)	(165)	(5,242)

Closing net book amount	67,684	1,778	19,166	1,893	90,521
At February 28, 2018 (Unaudited)
Cost	98,352	11,091	41,176	6,792	157,411
Accumulated amortization	(30,668)	(9,313)	(22,010)	(4,899)	(66,890)

Net book amount	67,684	1,778	19,166	1,893	90,521

At February 28, 2017 (Unaudited)
Opening net book amount	69,308	6,507	37,472	1,184	114,471
Additions	—	3,444	—	349	3,793
Disposals	—	(4,499)	—	—	(4,499)
Currency conversion	3	38	—	—	41
Amortization charge	(378)	(253)	(3,661)	(139)	(4,431)

Closing net book amount	68,933	5,237	33,811	1,394	109,375
At February 28, 2017 (Unaudited)
Cost	92,124	8,883	41,176	5,674	147,857
Accumulated amortization	(23,191)	(3,646)	(7,365)	(4,280)	(38,482)

Net book amount	68,933	5,237	33,811	1,394	109,375

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

9. Financial assets and liabilities at fair value

        The following table shows the carrying amounts of financial assets and financial liabilities by category of financial instrument, as required by IFRS 13 and IFRS 7 for the periods ended on February 28, 2018 and November 30, 2017.

		At fair value
Feb 28, 2018 (Unaudited)	At amortized cost	Through profit or loss	Total	Non-financial Items	Total
Assets as per statement of financial position
Other receivables	183,218	—	183,218	1,798,184	1,981,402
Trade receivables	3,044,626	—	3,044,626	—	3,044,626
Derivatives	—	110,680	110,680	—	110,680
Cash and cash equivalents	823,592	1,977,794	2,801,386	—	2,801,386

Total	4,051,436	2,088,474	6,139,910	1,798,184	7,938,094

Liabilities as per statement of financial position
Borrowings	20,896,708	—	20,896,708	—	20,896,708
Trade and other accounts payable	5,240,726	2,674,229	7,914,955		7,914,955

Total	26,137,434	2,674,229	28,811,663	—	28,811,663

		At fair value
Nov 30, 2017	At amortized cost	Through profit or loss	Total	Non-financial Items	Total
Assets as per statement of financial position
Other receivables	186,373	—	186,373	1,841,843	2,028,216
Trade receivables	2,723,687	—	2,723,687	—	2,723,687
Derivatives	—	10,131	10,131	—	10,131
Cash and cash equivalents	3,109,553	816,168	3,925,721	—	3,925,721

Total	6,019,613	826,299	6,845,912	1,841,843	8,687,755

Liabilities as per statement of financial position
Borrowings	17,922,582	—	17,922,582	—	17,922,582
Trade and other accounts payable	4,915,264	2,135,482	7,050,746	1,091,284	8,142,030

Total	22,837,846	2,135,482	24,973,328	1,091,284	26,064,612

        Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

9. Financial assets and liabilities at fair value (Continued)

Determining fair values for financial and non-financial assets and liabilities

        IFRS 13 defines the fair value of a financial instrument as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the "economic investment class". The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

        Level 1: valuation is based on unadjusted quoted prices in active markets for identical assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis.

        Level 2: financial instruments and non-financial assets are valued using models based on observable market data.

        Level 3: uses valuation techniques not based on inputs observable in the market, insofar as no observable market data are available. The inputs used reflect the Group's assumptions regarding the factors which market participants would consider in their pricing.

Feb 28, 2018 (Unaudited)	Level 1	Level 2	Level 3	Total
Assets
Property, plant and equipment	—	2,052,212	13,572,732	15,624,944
Inventories	—	1,797,085	—	1,797,085
Biological assets	—	—	546,763	546,763
Derivatives	110,680	—	—	110,680
Cash and cash equivalents	1,977,794	—	—	1,977,794

Total	2,088,474	3,849,297	14,119,495	20,057,266

Liabilities
Trade and other accounts payable	—	2,674,229	—	2,674,229

Total	—	2,674,229	—	2,674,229

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

9. Financial assets and liabilities at fair value (Continued)

Nov 30, 2017	Level 1	Level 2	Level 3	Total
Assets
Property, plant and equipment	—	1,766,437	12,296,317	14,062,754
Inventories	—	2,173,240		2,173,240
Biological assets	—	518,860		518,860
Derivatives	10,131	—	—	10,131
Cash and cash equivalents	816,168	—	—	816,168

Total	826,299	4,458,537	12,296,317	17,581,153

Liabilities
Trade and other accounts payable	—	2,135,482	—	2,135,482

Total	—	2,135,482	—	2,135,482

        Property, plant and equipment:    includes land, buildings and installations and machinery carried at revalued amount, being its fair value at the date of revaluation less subsequent depreciation and impairment losses, if any. The value of land is based on active market prices, adjusted for differences in the nature, location and condition of the specific assets (qualify as Level 2). The value of industrial buildings, warehouses, mills and facilities and grain storage and facilities are generally based on depreciated replacement costs and DCF projections (qualify as Level 3). See Note 4.(a) and Note 2.5 of the annual financial statements.

        Inventory:    includes commodities (wheat, corn, and sunflower) traded in active markets, acquired with the purpose of re-selling in the near future and carried at fair value less cost to sell. Qualify as Level 2.

        Biological assets:    comprise growing crops fields, including wheat, sunflower, soybean and corn, used for industrial processing or for sale and measured at fair value less cost to sell, using DCF valuation techniques. Qualify as Level 3. See Note 13.

        Derivatives:    commodity future contracts are valued based on quoted prices in active grain markets. Qualify as Level 1.

        Cash and cash equivalents includes mutual funds valued based on unadjusted quoted prices in active markets. Qualify as Level 1.

        Trade and other accounts payable:    includes trade payables arising for purchases of grains from producers with deferred price agreements. These liabilities are measured by valuing each ton of grain owed at fair value using prices quoted on active grain markets at the end of each period, adjusted by the contractual conditions specified by the Group. Qualify as Level 2.

10. Derivatives

        Derivatives are only used for economic hedging purposes and not as speculative investments. However, where derivatives do not meet hedging criteria, they are classified as "fair value through

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

10. Derivatives (Continued)

profit or loss" for accounting purposes below: The Group has the following derivative financial instruments:

	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Current assets:
Commodity future contracts	110,680	10,131

11. Trade and other receivables, net

Trade receivables	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Current
Third party receivables	2,844,819	2,570,366
Notes receivable	147,491	111,215
Related party (Note 28)	71,953	67,498
Discounted notes	13,918	—
Non-performing receivables	34,055	32,443
Less: allowance for doubtful accounts	(67,610)	(57,835)

Total current trade receivables	3,044,626	2,723,687

Other receivables	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Non-Current
Related party (Note 28)	3,446	2,700
Other	15,863	11,607

Total non-current Other receivables	19,309	14,307

Current
Advances to suppliers	120,344	95,773
Employee loans and advances	23,603	16,766
Income tax related credits	376,034	406,889
Other tax credits	969,451	1,087,547
Export refunds	2,270	1,758
Directors (Note 28)	72,836	45,109
Related party (Note 28)	166,371	167,068
Grain future market guaranties	11,553	18,979
Prepaid expenses and other receivables	219,631	174,020

Total current Other receivables	1,962,093	2,013,909

        Prepaid expenses and other receivables include $107,915 corresponding to expenses related to the IPO.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

11. Trade and other receivables, net (Continued)

        The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current other receivables approximate their carrying amount, as the impact of discounting is not significant.

        The carrying amounts of the Group's trade and other receivables are denominated in the following currencies, expressed in Argentine pesos:

	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Argentine pesos	4,381,343	3,680,348
Bolivianos	7,937	14,055
Brazilian reales	288,321	175,439
Chilean pesos	16,177	15,609
Uruguayan pesos	—	47,021
US Dollars	332,250	819,431

Total	5,026,028	4,751,903

        The Group recognizes an allowance for doubtful accounts receivable when there is objective evidence that it will not be able to collect all amounts due according to the original terms of the receivables. Management considers all available evidence in determining when a receivable is impaired, including delinquency in payments, aging of accounts, historic loss experience, customers' creditworthiness and changes in payment habits. Receivables not due may be provisioned if specific analysis indicates a potential impairment.

12. Inventories

        The following table provides a breakdown of inventories:

	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Raw material	4,837,787	3,272,338
Finished goods	372,136	1,492,317
Packaging and other supplies	378,838	324,257
Imports in transit	137,071	94,935
Materials and supplies	7,052	3,713

Total	5,732,884	5,187,560

        Inventory value at February 28, 2018 and November 30, 2017 include $1,797,085 and $2,173,240, respectively of commodities (mainly wheat, soybean, sunflower and corn) acquired with the purpose of re-selling in the near future and carried at fair value less cost to sell. The resulting profit (loss) from fluctuations in price recorded as a reduction of Cost of sales amounts to $385,992 and $20,549 in the quarters ended February 28, 2018 and 2017, respectively.

        The Group has no material obsolescence reserves of inventory recorded as of February 28, 2018 and November 30, 2017.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

13. Biological assets

        Biological assets are comprised of growing crops fields, including wheat, sunflower, soybean and corn, used for industrial processing or for sale. The sowings were made under the form of associated seeding with customers and owners of the crop fields in which the Group provides products, labor, harvest services, transportation and other services.

        As prescribed by IAS 41, the Group measures growing crops which have not attained significant biological growth at cost less any impairment losses, which approximates fair value. Capitalized expenses for growing crops include land preparation expenses and other direct production expenses incurred during the sowing period including costs of labor, fuel, seeds, agrochemical and fertilizer, among others. The Group measures biological assets (at initial recognition, when the biological asset has attained significant biological growth, and at each subsequent measurement reporting date) and agricultural produce at the point of harvest at fair value less selling costs. The objective of the fair value model under IAS 41 is to recognize gains and losses arising from such measurements gradually over the asset's life rather than only on sale or realization.

        The difference between the fair value of biological assets and agricultural products at the point of harvest (wheat, sunflower, soybean and corn) and their production costs are included in "Changes in the fair value of biological assets" of the consolidated statements of comprehensive income. All resulting fair value estimates for biological assets are included in level 3 (an explanation of each level is provided in Note 8).

        Evolution of the biological assets as of February 28, 2018:

Feb 28, 2018 (Unaudited)
At beginning of year	518,860
Capitalized expenses	74,811
Grains harvest at fair value	(67,943)
Changes in fair value	21,035

At end of period	546,763

        Non observable data used in the fair value pricing are:

		Expected harvest (Tons)
Crop	Total seeded hectares	Total	Proportion of the Group	Average yeild (Kgs/Ha)	Price in USD
Cotton	14,296	33,592	16,796	2,350	1750
Sunflower	399	896	392	2,245	290
Corn	68,174	438,321	166,890	6,429	150
Soybean	106,760	280,162	116,427	2,624	267
Sorghum	3,583	15,929	7,935	4,444	150

Total general	193,212	768,900	308,440

        Expected harvest without significant biological: 308,408 tons

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

13. Biological assets (Continued)

Sensitivity analysis

        An increase / (decrease) of 5% in the estimated prices or estimated yields, considering all other variables constant, would result in an increase / (decrease) of $ 61,840 in the fair value of the biological assets at February 28, 2018.

Joint operations

        During the last quarter of the fiscal year 2017, the Group acquired participating interests in 35 agricultural arrangements in Argentina from CAGSA for the farming of certain agricultural products, for an amount of $325 million. Those arrangements are unstructured through separate vehicles and entered into with third party entities, for the production of certain crops comprising approximately 215,000 hectares, including wheat, sorghum, soybean, cotton and corn. The Group is entitled to approximately 38% of the total agricultural production. These arrangements have been classified as joint operations.

        At February 28, 2018 the Company's proportionate share of biological assets was $546,763 and the impact in the results for the period was $ 21,035, recorded as "Changes in fair value of biological assets".

14. Cash and cash equivalents

	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Cash	6,437	6,581
Cash in banks	771,863	3,016,096
Temporary investments	2,023,086	903,044

Total	2,801,386	3,925,721

        Temporary investments consist of highly liquid short term investments in fixed term deposits and mutual funds.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

14. Cash and cash equivalents (Continued)

        The carrying amount of the Group's cash and cash equivalents is denominated in the following currencies, expressed in Argentina pesos:

	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Argentine pesos	1,801,886	1,789,332
Chilean pesos	1,853	1,618
Bolivianos	5,301	11,131
Chinese Yuan	—	227
Euros	238	3,691
US Dollars	918,606	2,028,225
Brazilian reales	70,437	89,860
Uruguayan pesos	3,065	1,637

Total	2,801,386	3,925,721

15. Legal and other reserves

        According to the laws of Argentina, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses.

        In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.

16. Borrowings

        As of February 28, 2018 and November 30, 2017 the Group's financial liabilities amounted to:

	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Non current
Bank borrowings	10,345,044	11,712,440
Obligations under finance leases	164,945	170,805

Total	10,509,989	11,883,245

Current
Bank borrowings	10,314,109	6,004,393
Discounted notes	14,037	—
Banks overdrafts	16,549	—
Obligations under finance leases	42,024	34,944

Total	10,386,719	6,039,337

Total Borrowings	20,896,708	17,922,582

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

        The following table provides information on the main bank borrowings:

			Amount		Amount due
Bank	Borrowing date	Maturity date	In borrowing currency		Feb 28, 2018 (Unaudited)	Nov 30, 2017
International Finance Corporation-Rabobank	06/28/16	03/01/24	USD	80,000	1,528,497	1,294,124
International Finance Corporation-Rabobank	11/18/16	09/01/24	USD	75,000	1,538,726	1,300,395
Deutsche Bank	07/23/13	03/01/24	USD	44,305	623,434	531,547
Bankinter	11/18/16	11/01/19	USD	15,000	285,791	260,228
Banco Ciudad de Buenos Aires	03/02/13	03/01/25	USD	18,000	214,945	182,270
Banco Macro	12/13/16	01/01/18	USD	18,000	—	319,713
Banco Macro	01/04/18	04/01/18	USD	13,000	262,688	—
Banco Supervielle	12/22/16	07/01/18	USD	4,000	80,981	70,044
Banco de la Nación Argentina	12/16/16	12/01/17	USD	10,000	—	177,244
Itau—JP Morgan	02/06/17	02/01/22	USD	88,000	1,629,530	1,547,278
ING Bank	01/03/17	12/01/18	USD	100,000	2,024,717	1,742,116
FMO	01/09/17	07/01/20	USD	100,000	1,333,474	1,298,181
Natixis	12/19/16	11/01/20	USD	50,000	1,002,424	874,696
Natixis	07/21/17	07/01/18	USD	25,000	505,175	438,887
HSBC	12/01/16	12/01/19	USD	50,000	847,725	864,737
Banco de Inversión y Comercio Exterior	11/07/16	11/01/24	USD	12,000	233,679	208,591
Banco Hipotecario	10/21/16	10/01/21	USD	23,000	428,727	369,049
Banco Hipotecario	01/02/18	07/01/18	USD	3,900	79,019	—
Banco Ciudad de Buenos Aires	10/14/16	10/01/19	USD	3,800	61,449	52,864
Banco de la Nación Argentina	10/19/15	10/01/18		$50,000	11,294	15,502
Banco de la Provincia de Buenos Aires	08/31/15	02/01/21		$70,000	46,667	50,617
BBVA Francés	09/01/15	10/01/20		$3,599	2,898	3,105
Banco Hipotecario	12/01/15	12/01/18		$14,444	8,240	10,305
Banco de la Nación Argentina	03/27/17	03/01/18	USD	20,000	201,124	350,945
Banco de la Nación Argentina	10/19/17	10/01/18	USD	15,000	303,309	260,029
Banco de la Nación Argentina	11/24/17	11/01/18	USD	15,000	302,857	259,640
Banco de la Nación Argentina	12/15/17	12/01/18	USD	10,000	201,728	—
Banco de la Nación Argentina	02/22/18	08/01/18	USD	10,000	201,132	—
Bradesco	04/11/17	04/01/18	USD	10,000	207,594	177,081
Banco Santander Rio	11/22/17	10/01/18	USD	8,400	170,924	145,503
Banco Santander Rio	05/09/17	05/01/20	USD	29,940	610,872	519,513
ABN AMRO Bank	05/05/17	05/01/20	USD	25,000	504,732	434,627
Banco Itau	05/14/17	05/01/18	USD	10,000	206,770	176,415
Banco Itau	01/09/18	05/01/18	USD	5,000	101,299	—
Banco de la Provincia de Buenos Aires	05/23/17	12/01/18	USD	36,000	724,116	623,086
Banco Galicia	10/24/17	10/01/20	USD	40,000	822,420	696,718

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

			Amount		Amount due
Bank	Borrowing date	Maturity date	In borrowing currency		Feb 28, 2018 (Unaudited)	Nov 30, 2017
BAF	05/30/17	05/01/19	USD	55,000	1,126,329	951,775
Banco de Córdoba	07/14/17	12/01/18	USD	4,500	91,615	77,960
BBVA Francés	11/01/17	12/01/18	USD	26,000	528,304	451,072
Deutsche Bank	11/27/17	05/01/18	USD	10,000	203,387	173,113
Banco de Inversión y Comercio Exterior	07/14/17	07/01/18	USD	5,000	100,785	87,015
HSBC	06/29/17	04/01/18	USD	20,000	404,166	348,987
CMF	01/24/18	05/01/18	USD	3,500	70,823	—
Banco Santander	05/16/17	06/15/22	REAL	4,462	27,648	26,306
Banco Itau	09/15/17	03/14/18	USD	1,698	34,665	27,214
Citibank	08/24/17	02/20/18	USD	—	—	39,232
Banco Santander	12/05/17	06/04/18	USD	2,462	49,975	—
Banco Itau	01/05/18	07/03/18	USD	1,632	32,989	—
Banco Santander	01/05/18	07/05/18	USD	2,007	40,611	—
BRADESCO	01/10/18	10/09/18	USD	1,870	37,759	—
SAFRA	02/15/18	11/06/18	USD	1,772	35,692	—
Banco Itau	02/22/18	08/21/18	USD	1,560	31,384	—
ICBC	01/08/15	11/30/19	USD	1,273	10,346	8,834
Banco Santander	11/27/17	11/27/19	USD	2,500	43,991	43,281
Banco Itau	10/24/17	10/24/22	USD	8,000	153,707	139,251
Scotiabank	11/24/17	11/24/22	USD	5,000	101,993	86,603
HSBC	12/15/17	03/15/18	USD	8,000	162,423	—
BBVA	12/14/17	03/30/18	USD	1,000	20,287	—
Heritage	12/14/17	03/30/18	USD	2,000	40,550	—
Other					767	1,140

Total Bank Borrowings					20,659,153	17,716,833

        During 2018 and 2017, the annual average weighted interest rate of borrowings in US Dollars is approximately 4.8% and 5.6%, while for borrowings in Argentine pesos they are 23.2% and 22.5%, respectively. Several of the abovementioned loans contain certain customary financial covenants and restrictions which require the Group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. At November 30, 2017 the Group was not in

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

compliance with the following financial covenants, and for which the Group obtained waivers from the lenders:

Deutsche Bank	BAF	Natixis	HSBC	FMO	IFC	ITAU/JP Morgan	Bankinter
Current ratio	Current ratio	—	—	Current ratio	Current ratio	Current ratio	Current ratio
Net Financial Debt to EBITDA ratio	—	—	Net Financial Debt to EBITDA ratio	Net Financial Debt to EBITDA ratio	Net Financial Debt to EBITDA ratio(1)	—	Net Financial Debt to EBITDA ratio
—	Interest coverage ratio	—	—	—	—	—	Interest coverage ratio
—	—	Solvency ratio	—	—	Solvency ratio(2)	Solvency ratio	Solvency ratio
—	Leverage ratio(3)	—	Leverage ratio	—		Leverage ratio	—
—	—	—	—	Equity plus revaluations / Total Assets plus revaluations	—	—	—
—	—	—	—	—	Permitted Investments	—	—

(1)
EBITDA is defined in the borrowing contract as net income before any extraordinary gains, non-cash income, gains or losses from sales of assets other than inventory, interest expense, income tax benefit / (expense) and depreciation and amortization expense.

(2)
Tangible Net Worth is defined in the borrowing contract as total shareholders' equity after deducting deferred tax assets and intangible assets.

(3)
EBITDA is defined in the borrowing contract as operating income before financial interests, other non-operating income / expenses, financial income / expenses, income tax benefit / expense, depreciation and amortization of all tangible and intangible assets and before any other result that does not involve movements of cash funds (including, without limitation, adjustments for inflation), during the period comprised by the last 12 months immediately prior to the calculation date. Operating profit is equivalent to net sales less direct costs of production, acquisition, services, administrative expenses and marketing expenses.

        As of February 28, 2018 the Group is not required to comply with the abovementioned financial ratios.

        For the majority of the borrowings, their fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. The fair value of non-current borrowings are based on discounted cash flows using a current borrowing rate. They are classified as level 3 fair values in their fair value hierarchy (see Note 8) due to the use of unobservable inputs, including own credit risk.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

        The Group's main loans are described below:

  International Finance Corporation (IFC)

        During 2016, Molino Cañuelas received from International Finance Corporation (IFC) facility lines totaling USD 155 million corresponding to long-term loans structured as follows:

  •
  USD 60 million, funded by IFC with a 24 month grace period and a maturity of 8 years.

  •
  USD 95 million funded by Rabobank with an 18 month grace period and a maturity of 5 years.

        Funds were primarily used for capital expenditures in the Group's industrial plants and working capital financing. These loans are guaranteed by Molinos Florencia S.A. and have been secured with Molino Cañuelas' plants as collateral.

  Deutsche Bank

        The Group obtained credit facilities from Deutsche Bank to be used to finance investments in capital expenditures. Payment term conditions include a grace period ranging between 12 and 24 months and the maturity is in 8 years. The loan is guaranteed by Molino Cañuelas Uruguay S.A. and Hermes Insurance Company and has been secured with Molino Cañuelas' plants as collateral.

  FMO

        Mid-term loan originally received by Compañía Argentina de Granos S.A., used for pre-financing of exports and structured as follows:

  •
  USD 40 million funded by FMO with a 3 year grace period and a maturity of 5 years.

  •
  USD 60 million funded by Itaú, ICBC, Credit Agricole and Bladex, with 18 months grace period and a maturity of 3 years.

        The obligations under this facility are secured by certain accounts and other instruments related to certain designated sales contracts, pursuant to a security and accounts control agreement among FMO, the Group, as borrower, and Itaú Unibanco S.A., as collateral agent and depositary bank, entered into on December 1, 2016. These designated sales contracts correspond to contracts from a set of eligible off-takers that meet certain criteria (including the direct payment of any proceeds into a collection account and the notification of the Collateral Agent of their intention to designate these contracts). As part of its obligations under the account control agreement, the aggregate collateral value of the designated sales contracts in the collection account must be equal to 120% of the value of any outstanding loans under the FMO Loan.

        In anticipation of the corporate reorganization, on December 1, 2016, the FMO facility was amended and restated and Molino Cañuelas SACIFIA assumed all of the rights and obligations of CAGSA.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

  HSBC

        On December 1, 2016, the Group obtained USD 48 million used for restructuring borrowings with a year grace period and a maturity of 3 years.

  Natixis

        On December 19, 2016, the Group obtained USD 50 million used for working capital needs with an 18 months grace period and a maturity of 4 years.

  ING

        On January 3, 2017, the Group obtained USD 100 million used for working capital needs with maturity on December 28, 2018.

  Itau Unibanco—JP Morgan Chase Bank

        On January 31, 2017 the Group obtained USD 70 million in credit facilities used for pre-financing of exports with a year grace period and a maturity of 5 years. On June, 16, 2017, the Group increased the amount of the credit facilities by USD 18 million.

  Banco Galicia

        On October 24, 2017 the Group obtained USD 40 million in credit facilities used for pre-financing of exports with a maturity of 3 years.

        The carrying amount of the Group's borrowings is denominated in the following currencies, expressed in Argentina pesos:

	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Argentine pesos	276,845	80,667
US dollars	20,592,215	17,815,609
Other	27,648	26,306

TOTAL	20,896,708	17,922,582

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

16. Borrowings (Continued)

Collateral

        The Group keeps several of its fixed assets as collateral of its borrowings with financial institutions. As of February 28, 2018 and November 30, 2017 the collateral maintained with those financial institutions are as follows:

			Feb 28, 2018 (Unaudited)		Nov 30, 2017
Plant	Type	Asset class	Book value	Collateral value	Book value	Collateral value
Cañuelas	Pledge	Machinery	1,370,659	2,150,446	1,238,420	1,850,496
	Mortgage	Land, buildings and facilities	1,245,356	1,224,692	1,138,280	1,053,869
Spegazzini	Pledge	Machinery	1,064,609	1,081,186	937,978	930,379
	Mortgage	Land, buildings and facilities	863,712	1,281,147	781,623	1,102,449
Adelia Maria	Pledge	Machinery	295,701	294,628	267,173	253,532
	Mortgage	Land, buildings and facilities	455,607	476,929	418,191	410,406
Rosario	Pledge	Machinery	150,194	127,940	135,703	110,094
	Mortgage	Land, buildings and facilities	169,789	142,278	153,841	122,433
Pilar	Pledge	Machinery	696,914	436,327	629,817	375,467
	Mortgage	Land, buildings and facilities	742,417	518,235	669,084	445,950
Montevideo	Mortgage	Land, buildings and facilities	556,188	369,604	416,268	318,143

17. Trade and other payables

Current	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Trade accounts payable:
Third parties	5,302,992	5,447,869
Related party (Note 28)	38,109	13,387
Notes payable	1,809	3,512
Customer advances	1,228,190	1,091,282
Other accounts payable:
Third parties	118,578	13,859
Related party (Note 28)	1,962	152,698
Taxes payable	275,727	330,732
Salaries and social securities payable	169,790	167,322
Vacation and 13th month accrual	77,916	201,536
Provision for Directors and Syndic fees (Note 28)	14,340	4,361
Dividends (Note 28)	685,000	715,000
Amounts due to Directors (Note 28)	542	472

Total	7,914,955	8,142,030

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

17. Trade and other payables (Continued)

        The carrying amounts of the Group's trade and other payables are denominated in the following currencies, expressed in argentine pesos:

	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Argentina pesos	744,753	6,416,624
Bolivianos	3,945	6,520
Brazilian reales	268,937	210,524
Chilean pesos	1,282	4,652
Uruguay pesos	32,369	50,761
US Dollars	6,863,669	1,452,949

Total	7,914,955	8,142,030

        The carrying amounts of trade and other accounts payable are considered to be the same as their fair values, due to their short term maturity. The fair values of non-current trade and other payables approximate their carrying value, as the impact of discounting is not significant.

18. Provisions

	Feb 28, 2018 (Unaudited)	Nov 30, 2017
Current
Labor	86,393	88,763
Others	15,896	7,458

Total	102,289	96,221

        Changes in Provisions for the quarters ended February 28, 2018 and 2017 were as follows:

	Labor	Other	Total
At November 30, 2017	88,763	7,458	96,221
Increases (Unaudited)	622	8,152	8,774
Recoveries (Unaudited)	(3,278)	—	(3,278)
Foreign exchange conversion (Unaudited)	286	286	572

Total at Feb 28, 2018 (Unaudited)	86,393	15,896	102,289

At November 30, 2016	64,003	3,786	67,789
Increases (Unaudited)	9,130	396	9,526
Foreign exchange conversion (Unaudited)	(21)	(267)	(288)

Total at Feb 28, 2017 (Unaudited)	73,112	3,915	77,027

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

19. Taxation

        The Group's income tax expense comprises the charge for income tax currently payable or deferred attributable to the Group's subsidiaries and combined entities in their taxable jurisdictions. Income tax is recognized in the statement of comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case, it is also recognized in equity.

        The income tax on the Group's profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to profits of the combined entities as follows:

	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
(Loss) / Profit before income tax	(2,672,702)	394,040
Statutory tax rate	35%	35%

Tax calculated at statutory rate	935,446	(137,914)
Elimination of effects
Non-deductible expenses	(3,396)	(11,148)
Tax incentives	—	5,338
Effects of variable rates on (loss) / profit for the period(1)	(205,815)	—
Effects of changes in rates on beginning balance(1)	144,286	—
Effect of tax rate differences	(1,574)	17,658
Other	(5,446)	31,917

Total income tax benefit / (expense)	863,501	(94,149)

  (1)
  Tax reform

        On December 29, 2017, through Resolution Decree 1112/17 the National Executive Branch enacted the tax reform legislation dated on December 27, 2017.

        The mentioned tax reform sets the reduction of the corporate gross income tax rate which taxes undistributed profits. The reduction will be implemented gradually over a 4 year term, going from the current 35% rate to 25% in 2020, and is supplemented by an additional tax on dividends or profits distributed to local and foreign individuals or foreign legal entities. This additional tax is a unique and definitive payment and is to be retained by the entity that distributes the dividends or profits, when made available or capitalized.

        The decreasing corporate rates table and the corresponding additional tax, applicable to the Group are:

Fiscal year from:	Corporate tax rate:	Additional rate:
12/01/2017	35%	0%
12/01/2018	30%	7%
12/01/2019	30%	7%
12/01/2020 and on	25%	13%

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

19. Taxation (Continued)

        In the case of distribution of profits generated in fiscal years in which the paying entity was subject to a 35% rate, the additional tax does not apply. For this purpose dividends distributed will be considered to correspond to the oldest retained earnings.

        The gradual reduction of the corporate income tax rate affects the measurement of deferred tax assets and liabilities arising from temporary differences that are estimated to be reversed in periods in which the reduction of the rate is effective. The group did not recognize the effects of this gradual reduction as of November 30, 2017 as the law was not substantially enacted as of that date.

        The effect of the gradual reduction in rates on the balance of deferred tax liabilities as of February 28, 2018 is as follows:

Reduction of Deferred income tax liabilities:	748 million
Equity increase:	748 million
Increase of Other Comprehensive Income:	638 million
Decrease of Retained Earnings:	(131 million)
Profit for the year:	241 million

        The movement in the deferred income tax assets and liabilities during the period ended on February 28, 2018 is as follows:

	Nov 30, 2017	Charged to Profit or Loss	Charged to OCI	Currency conversion	Charged to Equity	Feb 28, 2018 (Unaudited)
Tax losses	333,967	725,733	—	—	—	1,059,700
Property, plant and equipment	(3,682,226)	212,175	330,698	(8,304)	—	(3,147,657)
Intangible property	916,460	(57,279)	—	—	(130,922)	728,259
Inventory	86,547	(7,527)	—	5	—	79,025
Doubtful accounts receivable	3,745	(3)	—	(21)	—	3,721
Other receivables	21,721	5,598	—	—	—	27,319
Other assets	(76,398)	145	—	—	—	(76,253)
Employee benefits	22,151	—	—	—	—	22,151
Other liabilities	(164)	7,062	—	—	—	6,898

Net deferred tax balance	(2,374,197)	885,904	330,698	(8,320)	(130,922)	(1,296,837)

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

20. Sales

        Sales to third parties by business line within each of the defined businesses for the quarters ended February 28, 2018 and 2017 were as follows:

	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Sustainable sourcing	2,911,761	1,176,357
Agro-services	656,284	186,084
Port and logistics	131,608	44,878

Total Agro-services and sustainable sourcing	3,699,653	1,407,319
Wheat flour	1,503,603	1,420,084
Soybean flour, oil and co-products	809,173	150,020
Packaging (Cañuelas Pack)	43,848	46,798
Other products	23,327	29,872

Total Branded industrial products	2,379,951	1,646,774
Vegetable Oil	520,187	439,606
Flour	455,924	349,216
Biscuits, cookies and crackers	280,489	185,341
Pasta	12,303	14,643
Ready-mixed flour	17,477	20,180
Frozen products	107,470	68,814
Bread crumbs	40,926	30,345
Rice biscuits and crackers	3,139	4,527
Other products	9,001	913

Total Retail products	1,446,916	1,113,585

Total Net sales	7,526,520	4,167,678

21. Cost of sales

	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Inventories beginning balance	5,187,560	2,490,685
Purchases	5,846,290	4,132,551
Grains harvest at fair value	67,943	—
Acquisition of businesses	—	(1,155,712)
Vegetable oil private compensation	—	(30,013)
Export duty refunds	(13,150)	(2,888)
By-product sales	(245,119)	(107,582)
Manufacturing expenses (Note 22)	941,235	495,014
Inventories ending balance	(5,732,884)	(2,716,827)

Total Cost of Sales	6,051,875	3,105,228

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

21. Cost of sales (Continued)

        Private compensation grants related to "Argentina vegetable oil domestic market compensation trust" are deducted from Cost of sales. There are no unfulfilled conditions or other contingencies attaching to these grants.

22. Expenses by nature

        The Group presented the statement of comprehensive income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items "Manufacturing expenses", "Selling expenses", and "General and administrative expenses".

        The following table provides the additional disclosure required on the nature of expenses and their relationship to the function:

	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Professional fees and contract services	26,217	16,489
Director fees	14,340	11,500
Salaries and fringes	564,664	383,121
Employee related expenses	69,625	31,835
Provisions	8,774	9,526
Promotion, advertising and research expenses	23,427	11,533
Taxes	157,464	126,218
Depreciation and amortization	195,280	104,148
Maintenance and repairs	72,843	17,659
Utilities	208,405	80,914
Freight and delivery expenses	233,401	210,042
Commissions	28,725	21,829
Bank charges	3,625	6,549
Contract manufacturing	85,979	42,687
Travel expenses	30,081	17,565
Office supplies	3,695	2,327
Export duties and expenses	306,302	143,004
Allowance for doubtful accounts	1,920	1,959
Rent	55,126	40,846
Materials and supplies	—	536
Miscellaneous expenses	48,270	31,525

Total	2,138,163	1,311,812

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

22. Expenses by nature (Continued)

Manufacturing expenses	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Professional fees and contract services	9,510	6,050
Salaries and fringes	303,398	202,727
Employee related expenses	46,920	10,328
Provisions	—	14,756
Promotion, advertising and research expenses	1,154	1,467
Taxes	771	1,388
Depreciation and amortization	193,694	102,668
Maintenance and repairs	62,855	11,881
Utilities	203,460	77,117
Freight and delivery expenses	80	205
Contract manufacturing	85,979	42,687
Travel expenses	3,143	2,070
Office supplies	678	203
Rent	11,384	12,427
Materials and supplies	—	536
Miscellaneous expenses	18,209	8,504

Total	941,235	495,014

Selling expenses	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Professional fees and contract services	835	2,217
Salaries and fringes	107,132	95,666
Employee related expenses	2,672	2,694
Allowance for doubtful accounts	1,920	1,959
Promotion, advertising and research expenses	16,126	6,974
Taxes	140,153	112,801
Depreciation and amortization	338	—
Maintenance and repairs	2,727	1,334
Utilities	772	716
Freight and delivery expenses	233,076	209,648
Commissions	28,374	21,829
Travel expenses	10,495	6,975
Office supplies	383	87
Export duties and expenses	306,302	143,004
Rent	19,700	9,822
Miscellaneous expenses	7,570	5,529

Total	878,575	621,255

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

22. Expenses by nature (Continued)

General and administrative expenses	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Professional fees and contract services	15,872	8,222
Director fees	14,340	11,500
Salaries and fringes	154,134	84,728
Employee related expenses	20,033	18,813
Provisions	8,774	(5,230)
Promotion, advertising and research expenses	6,147	3,092
Taxes	16,540	12,029
Depreciation and amortization	1,248	1,480
Maintenance and repairs	7,261	4,444
Utilities	4,173	3,081
Freight and delivery expenses	245	189
Commissions	351	—
Bank charges	3,625	6,549
Travel expenses	16,443	8,520
Office supplies	2,634	2,037
Rent	24,042	18,597
Miscellaneous expenses	22,491	17,492

Total	318,353	195,543

23. Other operating income, net

	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Results from sale of Property, plant and equipment	897	790
Recovery of expenses	412	—
Income from sale of shares (Note 27)	—	3,120
Other income / (expense)	7,208	(10,269)

Total	8,517	(6,359)

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

24. Financial results, net

	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Financial income
Interest income	36,476	22,065
Other financial results	1,874	—

Total financial income	38,350	22,065

Financial expenses
Interest expense	(479,063)	(188,923)
Less: Capitalized interest	149,325	28,634
Banks fees and commissions	(853)	(668)
Other financial expenses	(42)	(1,825)

Total financial expenses	(330,633)	(162,782)

Total	(292,283)	(140,717)

Foreign exchange difference, net
Difference generated by assets	313,641	(145,772)
Difference generated by liabilities	(3,001,329)	441,236

Total	(2,687,688)	295,464

25. Earnings per share

        Basic and diluted profit per share is calculated by dividing the Profit/(loss) attributable to equity holders of the Group by the weighted average number of ordinary shares of Molino Cañuelas S.A.C.I.F.I.A. outstanding during the year.

	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Average number of ordinary shares outstanding	150,000,000	150,000,000
(Loss) / Profit per share attributable to equity holders	(12.06)	2.00

        For the periods presented, there were no differences in the weighted-average number of common shares used for basic net earnings per share and there are no financial instruments that could have a dilutive effect. As a result the basic and diluted earnings per share are equal.

        The earnings per share have been historically adjusted to reflect the stock split and capital increase detailed in note 1.3.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

26. Contracts

26.1.  Contractual commitment to acquire property, plant, and equipment:

        On December 15, 2015, Molino Cañuelas acquired from Molca S.A. (related party) for a cash payment of $116 million an irrevocable option to purchase a plot of land located in Zarate, Province of Buenos Aires adjacent to Las Palmas port, with the intention to develop the Industrial Park project. The Industrial Park project is a specially zoned area for purposes of industrial development by the Group and other third parties. The deposit is subject to the Group being listed in any stock market outside Argentina.

26.2.  Contract manufacturing agreement with Buyatti:

        On March 15, 2016 the Company entered into a contract manufacturing agreement with Buyatti S.A.I.C.A. Under this agreement Buyatti will provide a preference of soy bean processing of up to 1,000,000 MT per year and related services at their industrial plant located in Puerto San Martín, in the Province of Santa Fé, Argentina. The contract is for a 2 year period starting on April 1, 2016 with an option for renewal until 2022. As part of this agreement the Group paid USD 1.4 million ($20 million) upfront, plus ongoing monthly manufacturing fees, and signed an agreement to act as guarantor of debt amounting to USD 3.3 million owed by Buyatti S.A.I.C.A. to Cargill Investments S.R.L and Cargill S.A.C.I.

        During December 2017 the Group informed Buyatti the decision of not renewing the abovementioned contract.

26.3.  Lease of wheat mill in Sao Paulo

        On May 31, 2017 Moinho Canuelas Ltda. entered into a lease contract with Dorata Comércio e Distribuição de Alimentos S/A, for the lease of a wheat mill located in San Pablo, Brazil. The lease is for a 30 year period commencing on June 23, 2017 and may be renewed. The lease payments are variable depending on the volume of wheat milled in the period and is adjustable annually based on the consumer price index in Brazil. The monthly lease payments vary between R$325 thousand for volumes up to 8,000 tons per month and R$400 thousand for volumes above 12,000 tons per month.

26.4.  Sale of property in Cañuelas

        On May 22, 2017, the Group sold to Santa Cecilia del Oeste S.A. (an entity under common control of the Company's existing shareholders) for $44 million, a property located in Cañuelas, Argentina where the packaging plant and administrative offices function. The sale resulted in a loss of $18.6 million recorded as an effect of reorganization (Note 1.2). The realization of the revaluation surplus regarding the sale of the property amounted $38.6 million and was recorded in equity. The Group subsequently leased the property. The lease is for a 2 year period and renewable for a similar period. The monthly lease payments amount to USD 48 thousand.

26.5.  Sale of property in Rosario

        On November 11, 2017, the Group sold to Cañuelas Pack S.A., a property located in Rosario, Argentina, where a flour mill and administrative offices function for $39.8 million. The sale resulted in a loss of $52.5 million recorded as an effect of reorganization (Note 1.2). The realization of the

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

26. Contracts (Continued)

revaluation surplus regarding the sale of the property amounted $38.2 million and was recorded in equity. The Group subsequently agreed to lease the property.

27. Group companies

        The following table details the Molino Cañuelas' subsidiary companies and the percent of ownership as of February 28, 2018 and November 30, 2017.

					% Ownership
	Country	Local Currency	Functional Currency	Year end	Feb 28, 2018	Nov 30, 2017
Alimentos Cañuelas Chile S.p.A.	Chile	CHP	CHP	Dec 31	100%	100%
Cañuelas Chile S.p.A.	Chile	CHP	CHP	Dec 31	100%	100%
Empresa de Alimentos Cañuelas S.R.L.	Bolivia	BOP	BOP	Jun 30	100%	100%
Empresa de Servicios MOLCA S.R.L.	Bolivia	BOP	BOP	Dec 31	100%	100%
Los Cinco S.C.A.	Argentina	ARS	ARS	May 31	100%	0%
Meats S.R.L.(a)	Argentina	ARS	ARS	May 30	95%	95%
Megaseed S.A.U.	Argentina	ARS	ARS	Oct 31	100%	100%
Moinho Canuelas S.A.	Brasil	BRZ	BRZ	Dec 31	100%	100%
Molino Americano S.A.U.	Argentina	ARS	ARS	Sep 30	100%	100%
Molino Cañuelas Uruguay S.A.	Uruguay	URY	USD	Nov 30	100%	100%
Molinos Florencia S.A.U.	Argentina	ARS	ARS	Nov 30	100%	100%
Tiendas Gourmet S.A.U.	Argentina	ARS	ARS	Sep 30	100%	100%
Southern Multinvest S.R.L.(a)	Argentina	ARS	ARS	May 30	95%	95%

(a)
Dormant companies

        Where the reporting date of a subsidiary differs from that of the Company, the subsidiary prepared additional financial information at the same date as the Company and applied uniform accounting policies for use in preparing the consolidated financial statements.

        The Group divested its holdings in Molisur S.A. for $3.1 million in February 2017 to Grupo Cañuelas S.A. (related party). The transactions resulted in a profit of $3.1 million recorded in "Other operating income, net".

        On January 9, 2018 the Group acquired Los Cinco S.C.A. for USD 2.298 thousand. Los Cinco S.C.A., is an entity domiciled in Argentina and owner of land in Zarate, Province of Buenos Aires, bordering the Terminal Las Palmas, acquired with the purpose of its potential incorporation in the development of the Industrial park. The Group acquired this entity by cash and cash deferred payments.

        Los Cinco S.C.A.'s shares are pledged until the Company complete the deferred payments in a period of 36 months.

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

28. Related-party transactions

        The following is a summary of the balances and transactions with related parties:

	Feb 28, 2018 (Unaudited)		Nov 30, 2017
Balances	Receivable	Payable	Receivable	Payable
Shareholders	—	(685,000)	—	(715,000)
Key management personnel
Directors	72,836	(14,882)	45,109	(4,833)
Other related parties
Agronegocios las Mercedes S.A.	—	(425)
Agrotorino S.A.	—	(463)	1,209	—
Agroyet S.A.	781	—	641	—
Alimentos Cañuelas S.A.	3,108	(1,948)	2,462	(1,676)
Aldo Navilli y Hno. S.A.	64	(5,631)	—	(3,703)
Cañuelas Pack S.A.	39,864	—	39,855	—
Cañuelas S.A.	12,561	—	10,810	—
Cía. Argentina de Granos S.A.	68,697	(22,719)	58,576	(151,868)
Flormoli S.A.	53	—	—	—
Ciser S.A.	—	—	30	—
Grupo Cañuelas S.A.	—	—	—	—
La Adriana S.A.	250	—	632	—
Haras Aniceto S.A.	39	(106)	6,688	—
Molisur S.A.	353	—	353	—
Molca S.A.(2)	116,000	(7,919)	116,000	(7,974)
Puramel S.A.	—	(10)	—	(331)
Santa Cecilia Oeste S.R.L.	—	(14)	10	(14)
Selene S.A.	—	(399)	—	(452)
Hotel Mediterráneo S.A.	—	(2)	—	—
Transportes Laboulaye S.A.	—	(335)	—	—
VIU S.A.	—	(100)	—	(67)

Total	314,606	(739,953)	282,375	(885,918)

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

28. Related-party transactions (Continued)

	Feb 28, 2018 (Unaudited)
				Feb 28, 2017 (Unaudited)
			Other, net(1)
Transactions	Sales	Purchases		Sales	Purchases	Other, net(1)
Shareholders	—	—	—	—	—	83,239
Other related parties
Agrotorino S.A.	—	—	—	—	—	(116)
Aldo Navilli y Hno. S.A.	(131)	15,044	—	(16)	—	—
Alimentos Cañuelas S.A.	—	—	—	—	—	52,700
Cañuelas Golf Club S.A.	—	—	—	(4)	—	—
Cañuelas Pack S.A.	—	34,078	—	—	—	—
Cía. Argentina de Granos S.A.	(1,088)	214,542	—	(33,439)	187,087	7,112,456
Ciser S.A.	(2)	132	—	—	—	—
Flormoli S.A.	—	—	53	—	—	—
Haras Aniceto S.A.	—	6	—	—	—	—
Hotel Mediterráneo S.A.	—	59	—	—	—	—
Grupo Cañuelas S.A.	—	—	—	—	—	(8,913)
La Adriana S.A.	—	—	250	—	—	(131)
La Rufina S.A.	—	—	—	—	—	(128)
Molca S.A.	—	8,515	—	—	—	5,900
Puramel S.A.	—	132	—	—	—	—
Selene S.A.	—	1,420	—	—	—	—
Santa Cecilia Oeste S.R.L.	(11)	14,146	—	(10)	—	—
Transportes Laboulaye S.A.	—	330	(202)	—	—	(1,409)
VIU S.A.	—	343	—	—	—	—
Zarex S.A.	—	302	—	—	—	—

Total	(1,232)	289,049	101	(33,469)	187,087	7,243,598

(1)
Transactions under Other, net include the acquisition of certain entities and businesses under common control of the Company's existing shareholders described in note 1.2.

(2)
Transactions with MOLCA S.A. include payments under the lease agreement of the port facility described in note 26 of the annual financial statement. Receivable balance originates from an irrevocable option to purchase a plot of land adjacent to Las Palmas port that the Group acquired from MOLCA. The deposit is subject to the Group being listed in any stock market outside Argentina (Note 24.1.).

Molino Cañuelas S.A.C.I.F.I.A.

Notes to the Interim Condensed Consolidated Combined Financial Statements (Continued)

(All amounts in Argentine pesos, except otherwise indicated)

28. Related-party transactions (Continued)

        Management compensation:    key Management includes Directors and members of the Executive Committee. Compensation to key management personnel for the quarters ended on February 28, 2018 and 2017 was the following:

	Feb 28, 2018 (Unaudited)	Feb 28, 2017 (Unaudited)
Short term employee benefits	7,918	3,501
Director fees	14,340	11,500

Total compensation	22,258	15,001

        The amounts presented for the period ended February 28, 2017 were adjusted to reflect a change in the definition of "Key management personnel".

29. Export Duties and Gross Income Tax—Actions for recourse filed with Tax Authorities

        During December 2017, the Group submitted proceedings for recourse to Customs Administration claiming the refund of amounts overpaid in 2012, in concept of export duties previously established, or that had been increased by Resolution and /or Decrees which were not ratified under a Congress law, thus they are considered as unconstitutional, in accordance with the legal principles resulting from the Supreme Court of Justice´s decision (hereafter SCJ) in the case "Camaronera Patagónica SA vs Ministry of Economy and others". The Group's management and its external advisors consider that based on the legal doctrine following the SCJ decision on the "Camaronera Patagónica SA" case there are solid arguments to request the amounts overpaid which total USD13.5 million or $61.8 million at the updated exchange rates.

        During November 2017 the Group submit proceeding for recourse to Internal Revenue and Income Departments of different Provinces and Ciudad Autónoma de Buenos Aires, claiming the refund of the amounts overpaid between 2012 and 2017 in concept of Gross Income Taxes (hereafter GIT) taxed applying the most burdensome tax treatment under the Tax Code and the corresponding local tax laws, in accordance with the industrial facility´s location and/or headquarter and/or location of the vehicles affected to the activity, differentiation that has been considered unconstitutional by the SCJ, in the legal cases "Bayer S.A. vs Santa Fe Province s/ certainty statement" (CSJ 505/2012) and "Harriet and Donnelly S.A. w/ Chaco Province s/ certainty statement" (CSJ 114/2014), both dated on October, 31 of 2017. In these decisions, the SCJ has rectified its jurisprudence according to which any local regulation that establishes aggravated tax treatment to the taxpayers based on their location is unconstitutional, for violating the articles 9 to 12, 16, 75 subc. 13, and 126 of the National Constitution. Specifically, in these cases the CSJ declared the unconstitutionality of the local regulations that established aggravated aliquots of the GIT based on taxpayer´s industrial facility location. All the jurisdictions in which the Group has filed for proceeding for recourse, have established local regulations that except a different tax treatment of the mentioned tax (either through exemptions or aggravated or reduced rates) to non-local taxpayers (meaning taxpayers that do not have industrial facilities or headquarters in the respective jurisdiction, or do not have any vehicle related to the activity). The Group's management and its external advisors consider that based on the legal doctrine arising from the decision of the SCJ and the latest local regulations established in the jurisdictions; there are solid arguments to request the amounts overpaid which total $177 million.

        In accordance with IFRS, the Group has not recognized any assets related to the situations described above.

Class B Ordinary Shares

(Including in the form of American Depositary Shares)

PROSPECTUS

Joint Global Coordinators
BofA Merrill Lynch	J.P. Morgan	UBS Investment Bank
Joint Bookrunners
HSBC		Itaú BBA

                    , 2018

        Until                    , 2018 (25 days after the commencement of the Global Offering), all dealers that effect transactions in these securities, whether or not participating in the Global Offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

        Neither the laws of Argentina nor our bylaws or other constitutive documents provide for indemnification of our directors or officers. However, following the decision by our shareholders in our March 31, 2017 shareholders' meeting, we agreed to indemnify our directors and executive officers who are not shareholders for any damages resulting from the performance of their duties as directors or executive officers, as applicable, and other than for damages resulting from gross negligence, fraud, dishonesty, bad faith or willful misconduct by any such director or executive officer, as applicable.

        Additionally we maintain directors' and officers' liability insurance covering our directors and executive officers with respect to general civil liability, which he or she may incur in his or her capacity as such.

        Finally, pursuant to the international underwriting agreement, the international underwriters will agree to indemnify, under certain conditions, the registrant, its directors and officers and persons who control us (within the meaning of the Securities Act) against certain liabilities under the U.S. securities laws.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES

Date:	Sale of Disposition:	Recipient:
February 14, 2017	On February 14, 2017 we conducted an AR$3,000,000 capital increase by means of a capitalization of non-allocated retained earnings. We distributed the resulting 3,000,000 ordinary shares to our principal shareholders in the following proportions:	Aldo Adriano Navilli (25%) Carlos Adriano Navilli (25%) Ricardo Alberto Navilli (25%) Adriana Elba Navilli (20%) Marcos Aníbal Villemur (5%)

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)
Exhibits

Exhibit No.		Description
1.1	††	Form of Underwriting Agreement between Molino Cañuelas S.A.C.I.F.I.A., the underwriters named therein and the selling shareholders named therein

3.1		Amended and Restated Bylaws of Molino Cañuelas S.A.C.I.F.I.A.

3.2		Shareholders' meeting No. 88 dated April 5, 2017 providing for the comprehensive amendment of Molino Cañuelas S.A.C.I.F.I.A.'s bylaws.

4.1	†	Form of Deposit Agreement among Molino Cañuelas S.A.C.I.F.I.A., The Bank of New York Mellon, as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder

5.1	†	Opinion of Marval, O'Farrell & Mairal regarding the legality of the shares being registered

8.1	†	Opinion of Marval, O'Farrell & Mairal regarding tax matters

8.2	†	Opinion of Milbank, Tweed, Hadley & McCloy LLP regarding tax matters

10.1	†	English translation of Shareholders' Agreement among the members of the Navilli family dated January 18, 2017

Exhibit No.		Description
10.2	†	English translation of Four-Party Shareholders' Agreement among the members of the Navilli family dated January 18, 2017

10.3	†	English translation Cargill Acquisition Offer and Purchase Agreement

10.4	†	English translation MOLCA Port Lease

10.5	†	English translation of Moinho Canuelas plant lease

10.6	†	English translation of irrevocable option to purchase MOLCA S.A. Port real estate

10.7	†	English translation of initial Cañuelas Golf S.A. loan agreement dated April 11, 2014

10.8	†	Amended and Restated IFC Financing Agreement dated September 29, 2016

10.9	†	US$44.3 million loan from Deutsche Bank Aktiengesellschaft dated July 26, 2013

10.10	†	English translation of first amendment to Cañuelas Golf S.A. loan agreement dated May 26, 2015

10.11	†	English translation of second amendment to Cañuelas Golf S.A. loan agreement dated May 31, 2016

10.12	†	First amendment to Deutsche Bank Aktiengesellschaft loan agreement dated July 15, 2015

10.13	†	Second amendment to Deutsche Bank Aktiengesellschaft loan agreement dated November 1, 2016

10.14	†	Amended and restated PEC financing agreement dated June 12, 2017

10.15	†	ING Finance Facility dated December 22, 2016

10.16	†	First amendment to the ING Finance Facility dated May 5, 2017

10.17	†	Amended and restated FMO finance facility dated December 1, 2016

10.18	†	AR$23,000,000 credit line issued by Molino Cañuelas S.A.C.I.F.I.A. to Cañuelas Pack S.A. dated November 30, 2015

10.19	†	US$860,000 credit line issued by Molino Cañuelas S.A.C.I.F.I.A. to Cañuelas Pack S.A. dated November 30, 2015

10.20	†	US$55,000,000 BAF Loan Agreement and acceptance dated May 30, 2017

10.21	†	Assignment of BAF Loan Agreement by Molino Cañuelas Uruguay S.A. to BAF Latam Credit Fund B.V. dated May 30, 2017

10.22	†	Agreement to purchase the sustainable sourcing and export business of Compañía Argentina de Granos S.A. by Molino Cañuelas S.A. dated December 1, 2016.

10.23	†	First addenda to the agreement to purchase the sustainable sourcing and export business of Compañía Argentina de Granos S.A. by Molino Cañuelas S.A., dated March 1, 2017.

10.24	†	Second addenda to the agreement to purchase the sustainable sourcing and export business of Compañía Argentina de Granos S.A. by Molino Cañuelas S.A., dated February 27, 2017.

10.25	†	Third addenda to the agreement to purchase the sustainable sourcing and export business of Compañía Argentina de Granos S.A. by Molino Cañuelas S.A., dated May 16, 2017.

10.26	†	Fourth addenda to the agreement to purchase the sustainable sourcing and export business of Compañía Argentina de Granos S.A. by Molino Cañuelas S.A., dated May 24, 2017.

10.27	†	Fifth addenda to the agreement to purchase the sustainable sourcing and export business of Compania Argentina de Granos S.A. by Molino Cañuelas S.A., dated June 5, 2017.

Exhibit No.		Description
14.1	†	Code of Ethics of Molino Cañuelas S.A.C.I.F.I.A.

21.1	†††	Subsidiaries of Molino Cañuelas S.A.C.I.F.I.A.

23.1		Consent of Price Waterhouse & Co. S.R.L.

23.2	†	Consent of Marval, O'Farrell & Mairal (contained in Exhibits 5.1 and 8.1)

23.3	†	Consent of Milbank, Tweed, Hadley & McCloy LLP (contained in Exhibit 8.2)

24.1	†	Power of Attorney (included on signature page)

†
Previously filed on the Registration Statement on Form F-1 on September 8, 2017.

††
Previously filed on the Registration Statement on Form F-1 on October 19, 2017.

†††
Previously filed on the Registration Statement on Form F-1 on March 9, 2018.

ITEM 9.    UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall he deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the day of April 25, 2018.

MOLINO CAÑUELAS S.A.C.I.F.I.A.
By:	/s/ ALDO ADRIANO NAVILLI
	Name:	Aldo Adriano Navilli
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ALDO ADRIANO NAVILLI Name: Aldo Adriano Navilli	Chief Executive Officer and President of the Board of Directors	April 25, 2018
* Name: Cristian Cotone	Chief Financial Officer and Chief Accounting Officer	April 25, 2018
* Name: Carlos Adriano Navilli	Vice President of the Board of Directors	April 25, 2018
* Name: Mariano Navilli	Director	April 25, 2018
* Name: Daniel Héctor Ercoli	Director	April 25, 2018
* Name: Ricardo Alberto Navilli	Director	April 25, 2018
* Name: Ricardo Leandro Navilli	Director	April 25, 2018

Signature		Title	Date

* Name: Adriana Elba Navilli		Director	April 25, 2018
* Name: Marcos Aníbal Villemur		Director	April 25, 2018
* Name: Jorge Damián Schnir		Director	April 25, 2018
* Name: Alejandro German Lemonnier		Director	April 25, 2018
*By:	/s/ ALDO ADRIANO NAVILLI Aldo Adriano Navilli as Attorney in Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant's duly authorized representative has signed this registration statement on Form F-1 in Newark, Delaware, on April 25, 2018.

By:	/s/ DONALD J. PUGLISI
	Name:	Donald J. Puglisi
	Title:	Authorized Representative in the United States